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INDEX TO FINANCIAL STATEMENTS OF AMCOR LIMITED
ANNEX A - TABLE OF CONTENTS
ANNEX B - TABLE OF CONTENTS

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on February 21, 2019
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-02341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMCOR PLC
(Exact Name of Registrant as Specified in Its Charter)

Jersey (Channel Islands) (State or other jurisdiction of incorporation or organization)	3990 (Primary Standard Industrial Classification Code Number)	98-1455367 (I.R.S. Employer Identification No.)

83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom
+44 117 9753200
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Julie McPherson
General Counsel
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom
+44 117 9753200
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:
Eric L. Schiele, P.C. Richard B. Aftanas, P.C. Jonathan L. Davis, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Sheri H. Edison Senior Vice President, Chief Legal Officer and Secretary Bemis Company, Inc. 2301 Industrial Drive Neenah, Wisconsin 54956 (920) 727-4100	Michael A. Stanchfield Amy C. Seidel Brandon C. Mason Faegre Baker Daniels LLP 90 South Seventh Street #2200 Minneapolis, Minnesota 55402 (612) 766-7000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement is declared effective and upon completion or waiver of all other conditions to the closing of the acquisition described herein.

             If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

             If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐

             If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

             If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

             Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

             Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Ordinary shares, par value $0.01 per share	[•](1)	N/A	$[•](2)	$[•](3)

(1)
Represents the maximum number of ordinary shares, par value $0.01 per share (the "New Amcor Shares"), of Amcor plc ("New Amcor") to be issued upon completion of the merger described in the proxy statement/prospectus contained herein, based on [    •    ] shares of common stock of Bemis Company, Inc. ("Bemis"), par value $0.10 per share (the "Bemis Shares"), estimated to be outstanding immediately prior to the merger described in the proxy statement/prospectus contained herein and an additional [    •    ] Bemis Shares underlying certain outstanding equity awards of Bemis, multiplied by 5.1, which is the exchange ratio for the holders of Bemis Shares under the Transaction Agreement, dated as of August 6, 2018, among New Amcor, Amcor Limited ("Amcor"), Arctic Corp., a wholly-owned subsidiary of the registrant, and Bemis (the "Transaction Agreement").

(2)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act. The proposed maximum aggregate offering price of the New Amcor Shares to be registered was calculated based on the product of (i) [    •    ], representing the maximum number of New Amcor Shares to be issued to holders of Bemis Shares and certain outstanding equity awards of Bemis in connection with the transactions described herein, and (ii) the average of the U.S. dollar equivalents of the high and low sale prices of Amcor ordinary shares ("Amcor Shares") as reported on the Australian Stock Exchange on [    •    ], 2019 ($[    •    ]).

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

             The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission ("SEC"), acting pursuant to said Section 8(a), may determine.

AMCO-001

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

The information in this proxy statement/prospectus is not complete and may be changed. Amcor plc may not distribute the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This proxy statement/prospectus is not an offer to sell these securities and Amcor plc is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED                    , 2019

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To our Shareholders:

        You are cordially invited to attend a special meeting of shareholders of Bemis Company, Inc. ("Bemis") at the Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54956, at [    •    ] Central time on [    •    ], 2019. Whether or not you plan to attend, please vote your shares as promptly as possible.

        As you may be aware, on August 6, 2018, Bemis entered into a Transaction Agreement with Amcor Limited ("Amcor") providing for a combination of Amcor and Bemis (the "Transaction Agreement"). Together, Bemis and Amcor expect to create the global leader in consumer packaging with the footprint, scale, talent and capabilities to better serve customers around the world. Bemis and Amcor are a good fit, not just geographically, but also culturally as we share a similar customer-first philosophy, as well as strong commitments to integrity, safety and developing our people. We believe combining these two organizations will drive significant value for our respective shareholders, employees and customers over the long-term.

        Bemis has a rich 160-year history and has evolved to its position today as a $4 billion plastic packager with a strong presence in the Americas. Our innovative products serve leading and emerging customers in food, consumer products, healthcare, and other industries. Our commitment to the growth and success of our customers is supported by our 15,700 employees across 54 plants in 12 countries. Over the past year and a half, Bemis has driven much positive change. We launched Agility—our plan to Fix, Strengthen, and Grow our business. For Bemis, this transaction is the next exciting chapter in our evolution, and our employees will carry forward the Bemis legacy as they showcase their talents, knowledge and passion for inspired packaging solutions as part of the global leader in consumer packaging that is being created through this transaction.

        We believe this is a compelling transaction for Bemis shareholders, who will become owners of approximately 29% of the combined "New Amcor":

  •
  Significant Dividend Increase—New Amcor expects to maintain Amcor's competitive, progressive dividend, which is equivalent to $2.295 per Bemis share for calendar year 2018 (taking into account the 5.1 exchange ratio), a significant increase to Bemis' dividend of $1.24 per Bemis share for calendar year 2018. See "The Transaction—Amcor's Reasons for the Transaction —Financial Considerations—Dividend Policy and Capital Allocation."

  •
  Tax-free—The all-stock nature of this transaction is intended to allow the transaction to be tax-free to Bemis shareholders for U.S. federal income tax purposes. See "The Transaction —Material U.S., U.K. and Jersey Income Tax Considerations."

  •
  Synergy Benefits—Bemis shareholders will have the opportunity to benefit from value creation driven by the $180 million of estimated pre-tax annual net cost synergies by the end of the third year following closing of the transaction as well as additional potential revenue synergies. See "The Transaction—Recommendation of Bemis' Board of Directors; Bemis' Reasons for the Transaction."

AMCO-002

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Bemis' board of directors unanimously approved the merger and is calling the upcoming special meeting at which Bemis shareholders can vote upon a proposal to approve the Transaction Agreement. Bemis' board of directors unanimously recommends that you vote "FOR" each of the proposals to be considered at the Bemis special meeting, including approval of the Transaction Agreement. The enclosed Notice of Special Meeting includes further details about the Bemis Special Meeting.

        You are welcome to attend the Bemis special meeting in person on [    •    ], 2019, but regardless of whether you plan to attend, please vote your shares via the instructions on page [    •    ] of the enclosed proxy statement/prospectus and on the enclosed proxy or voting instruction card. Your vote is very important because the transaction cannot be completed unless holders of at least two-thirds of all of the outstanding Bemis Shares vote in favor of the proposal to approve the Transaction Agreement. A failure to vote your shares on the proposal to approve the Transaction Agreement will have the same effect as a vote against the proposal.

        The enclosed proxy statement/prospectus provides you with detailed information about the Bemis special meeting, the Transaction Agreement and the transaction. A copy of the Transaction Agreement is attached as Annex A. We encourage you to read the proxy statement/prospectus, including its annexes and the documents incorporated by reference, carefully and in its entirety including the section entitled "Risk Factors" beginning on page [    •    ].

        If you have any questions or need assistance in voting your shares, please contact Bemis' proxy solicitor, Innisfree M&A Incorporated, by calling toll-free at +1 888 750 5834.

        Thank you for your continued support.

Sincerely,

William F. Austen	Timothy M. Manganello
President and Chief Executive Officer	Chairman of the Board

        Neither the SEC nor any state securities commission has approved or disapproved of the transactions described herein, the issuance of New Amcor Shares in connection with the transactions described herein or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        The date of this proxy statement/prospectus is [    •    ], 2019 and it is first being sent to Bemis shareholders on or about [    •    ], 2019.

2

AMCO-003

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

BEMIS COMPANY, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF BEMIS COMPANY, INC.:

        You are cordially invited to attend a special meeting of shareholders (the "Bemis Special Meeting"), to be held at the Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54956, at [    •    ] Central time on [    •    ], 2019. The purpose of the Bemis Special Meeting is to consider and vote upon the following proposals:

  1.
  Bemis Transaction Agreement Proposal.    To approve the Transaction Agreement, dated as of August 6, 2018 (which, as it may be amended from time to time, we refer to as the "Transaction Agreement"), by and among Amcor Limited, Amcor plc (f/k/a Arctic Jersey Limited) ("New Amcor"), Arctic Corp. ("Merger Sub") and Bemis Company, Inc. ("Bemis"), pursuant to which, among other transactions, Merger Sub will merge with and into Bemis (the "merger"), with Bemis surviving the merger as a wholly-owned subsidiary of New Amcor, pursuant to which each share of common stock of Bemis, par value $0.10 per share (the "Bemis Shares"), other than certain excluded shares, will be converted into the right to receive 5.1 ordinary shares, par value $0.01, of New Amcor.

  2.
  Bemis Compensation Proposal.    To approve, in a non-binding advisory vote, certain compensation that may be paid or become payable to Bemis' named executive officers in connection with the transaction.

  3.
  Bemis Amendments Proposals.    To approve, in non-binding advisory votes, certain provisions of the New Amcor articles of association.

  4.
  Bemis Adjournment Proposal.    To approve one or more adjournments of the Bemis Special Meeting to a later date or dates for any purpose, including if necessary or appropriate to solicit additional proxies if there are insufficient votes to approve the Transaction Agreement at the time of the Bemis Special Meeting.

        Accompanying this Notice of Special Meeting of Shareholders is a proxy statement/prospectus, which describes these proposals in more detail, and a form of proxy, which allows you to vote on these proposals. Please carefully review these materials, including the annexes to and information incorporated by reference into the proxy statement/prospectus.

        We welcome you to attend the Bemis Special Meeting, but whether or not you plan to attend, please submit your completed proxy via phone, mail or internet as soon as possible. Proxies are revocable and will not affect your right to vote in person in the event that you revoke the proxy and attend the meeting. Instructions on how to vote are found in the sections titled "Information About the Bemis Special Meeting—Voting of Proxies; Incomplete Proxies" and "—Shares Held in Street Name and Broker Non-Votes" beginning on page [    •    ] of the proxy statement/prospectus. Bemis' board of directors unanimously recommends that Bemis shareholders vote "FOR" each of these proposals.

1

AMCO-004

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Only Bemis shareholders of record as shown on our books at the close of business on [    •    ], 2019 will be entitled to vote at the Bemis Special Meeting. Each Bemis shareholder is entitled to one vote per Bemis Share held by such Bemis shareholder on all matters to be voted on at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS,
Dated:	[•], 2019 Neenah, Wisconsin	Sheri H. Edison Senior Vice President, Chief Legal Officer and Secretary

2

AMCO-005

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by New Amcor, constitutes a prospectus of New Amcor under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the New Amcor Shares to be issued to Bemis shareholders pursuant to the Transaction Agreement.

        This document also constitutes a proxy statement of Bemis under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It also constitutes a notice of meeting with respect to the Bemis Special Meeting, at which Bemis shareholders will be asked to consider and vote upon the Bemis Transaction Agreement Proposal, the Bemis Compensation Proposal, the Bemis Amendments Proposals and the Bemis Adjournment Proposal, each as described in more detail herein under "Information About the Bemis Special Meeting."

        Amcor has supplied all information contained in this proxy statement/prospectus relating to Amcor and New Amcor, and Bemis has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Bemis.

        You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. New Amcor, Amcor and Bemis have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated [    •    ], 2019 and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Bemis shareholders nor the issuance by New Amcor of New Amcor Shares pursuant to the Transaction Agreement will create any implication to the contrary.

        A copy of this document has been delivered to the Jersey Registrar of Companies (the "Registrar") in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the Registrar has given, and has not withdrawn, consent to its circulation. The Jersey Financial Services Commission ("JFSC") has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of New Amcor Shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving these consents, neither the Registrar nor the JFSC takes any responsibility for the financial soundness of New Amcor or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser. The current directors of New Amcor have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All such directors accept responsibility accordingly. It should be remembered that the price of securities and the income from them can go down as well as up.

        Nothing in this document or anything communicated to holders or potential holders of the shares or CDIs in New Amcor is intended to constitute or should be construed as advice on the merits of, the purchase of or subscription for, the shares or CDIs in New Amcor or the exercise of any rights attached to them for the purposes of the Financial Services (Jersey) Law 1998.

i

AMCO-006

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Bemis from other documents that Bemis has filed with the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus. This information is available for you to review at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC's website at www.sec.gov.

        Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Bemis, without charge, by written or telephonic request directed to Bemis, 2301 Industrial Drive, Neenah, Wisconsin 54956, Telephone: +1 920 527 5000; or Innisfree M&A Incorporated, Bemis' proxy solicitor, by calling toll-free at +1 888 750 5834. Banks, brokerage firms and other nominees may call collect at +1 212 750 5833.

        In order for you to receive timely delivery of the documents in advance of the Bemis Special Meeting to be held on [    •    ], 2019 you must request the information no later than five business days prior to the date of the Bemis Special Meeting (i.e., by [    •    ], 2019).

AMCO-007

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

CURRENCY EXCHANGE RATE DATA

        References herein to "$" or "USD" are to U.S. dollars and references to "A$" or "AUD" are to Australian dollars.

        The exchange rate for Australian dollars on February 20, 2019, the latest practicable date prior to the date of this proxy statement/prospectus, was $1.40 per Australian dollar, as reported by Bloomberg.

        The following table shows, for the periods indicated, the high, low, average and period end "Bloomberg Generic Composite Rate" expressed in AUD per USD. The Bloomberg Generic Composite Rate is a composite rate based on indicative rates contributed by market participants and compiled by Bloomberg.

Month ended	Period End	Average(1)	Low	High
January 2019	1.37	1.40	1.37	1.43
December 2018	1.42	1.34	1.35	1.42
November 2018	1.37	1.38	1.36	1.39
October 2018	1.41	1.41	1.38	1.42
September 2018	1.38	1.38	1.37	1.41
August 2018	1.39	1.37	1.34	1.39
July 2018	1.35	1.35	1.34	1.37
June 2018	1.35	1.34	1.30	1.36
May 2018	1.32	1.33	1.31	1.35
April 2018	1.33	1.30	1.28	1.33
March 2018	1.30	1.29	1.26	1.31
February 2018	1.29	1.27	1.24	1.29
January 2018	1.24	1.26	1.23	1.28

(1)
The average rate for a month is the arithmetic average of the Bloomberg Generic Composite Rates observed daily during the business days of that month.

Year ended December 31,	Period End	Average(1)	Low	High
2018	1.42	1.40	1.23	1.43
2017	1.28	1.30	1.23	1.40
2016	1.39	1.35	1.28	1.46
2015	1.37	1.33	1.21	1.45
2014	1.22	1.11	1.05	1.24

(1)
The average rate for a year is the arithmetic average of the Bloomberg Generic Composite Rates observed daily during the business days of that year.

AMCO-008

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

FREQUENTLY USED TERMS

        Unless otherwise indicated or as the context otherwise requires, a reference in this proxy statement/prospectus to:

  •
  "AAS" refers to Australian Accounting Standards and interpretations adopted by the International Accounting Standards Board;

  •
  "Amcor" refers to Amcor Limited, an Australian public company limited by shares;

  •
  "Amcor Board" refers to the board of directors of Amcor;

  •
  "Amcor Shareholder Approval" refers to the approval of the scheme at the scheme meeting (or any adjournment of such meeting) by the Amcor Shareholders in accordance with the Australian Act by (1) a majority in number of Amcor shareholders that are present and voting at the scheme meeting (either in person or by proxy) and (2) 75% of the votes cast on the resolution, or, in each case, such other threshold as approved by the Court;

  •
  "Amcor Shares" refers to the ordinary shares of Amcor, no par value per share;

  •
  "AMVIG" refers to AMVIG Holdings Limited;

  •
  "Antitrust Division" refers to the Antitrust Division of the U.S. Department of Justice;

  •
  "Applicable Share Price" refers to the weighted average price of New Amcor Shares on the three trading days before settlement of any Bemis Equity Award;

  •
  "ASIC" refers to the Australian Securities and Investments Commission;

  •
  "ASX" refers to the ASX Limited;

  •
  "Australian Act" refers to the Australian Corporations Act 2001 (Cth);

  •
  "Bemis" refers to Bemis Company, Inc., a Missouri corporation;

  •
  "Bemis Cash-Settled RSUs" refers to the cash-settled restricted stock unit of Bemis;

  •
  "Bemis Equity Award" refers to any Bemis Cash-Settled RSU, Bemis PSU or Bemis RSU;

  •
  "Bemis Incentive Plan" refers to the Bemis Company, Inc. 2014 Stock Incentive Plan;

  •
  "Bemis Proposals" refers to, collectively, the Bemis Transaction Agreement Proposal, the Bemis Compensation Proposal, the Bemis Amendments Proposals and the Bemis Adjournment Proposal;

  •
  "Bemis PSUs" refers to the stock-settled performance stock units of Bemis;

  •
  "Bemis RSUs" refers to the stock-settled restricted stock units of Bemis that is not a Bemis PSU;

  •
  "Bemis Shareholder Approval" refers to the affirmative vote of at least two-thirds of the outstanding Bemis Shares entitled to vote on the approval of the Transaction Agreement at the Bemis Special Meeting in favor of adopting such proposal;

  •
  "Bemis Shares" refers to shares of common stock of Bemis, par value $0.10 per share;

  •
  "Bemis Special Meeting" refers to the special meeting of Bemis shareholders described in this proxy statement/prospectus;

  •
  "CDIs" refers to CHESS Depositary Interests, each representing a beneficial interest in one New Amcor Share, that are quoted and traded on the financial market operated by ASX;

  •
  "Cleary Gottlieb" refers to Cleary Gottlieb Steen & Hamilton LLP;

AMCO-009

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  "closing" refers to the closing of the transaction;

  •
  "Code" refers to the Internal Revenue Code of 1986, as amended;

  •
  "Court" refers to the Federal Court of Australia, or such other court of competent jurisdiction under the Corporations Act as may be agreed in writing by Amcor and Bemis;

  •
  "deed poll" refers to a deed poll under which New Amcor covenants in favor of the Amcor shareholders to perform the obligations attributed to New Amcor under the scheme;

  •
  "Developed Markets" refers to Amcor's businesses in Western Europe, North America and Australia and New Zealand;

  •
  "Dodd Frank Act" means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

  •
  "effective time" refers to the effective time of the merger;

  •
  "Emerging Markets" refers to Amcor's businesses in Asia, Latin America, Eastern Europe (excluding certain operations in Poland) and Africa;

  •
  "end date" refers to August 6, 2019 (subject to extension by either party until February 6, 2020 in order to obtain antitrust or other regulatory approvals);

  •
  "ERISA" refers to the U.S. Employee Retirement Income Security Act of 1974, as amended;

  •
  "Exchange Act" refers to the Securities Exchange Act of 1934, as amended;

  •
  "FATA" refers to the Foreign Acquisitions and Takeovers Act 1975 (Cth);

  •
  "FIRB" refers to the Australian Foreign Investment Review Board;

  •
  "First Court Hearing" refers to the hearing of the Court pursuant to Section 411(4)(a) of the Australian Act to consider and, if thought fit, approve the mailing of the Scheme Booklet (with or without amendment) and convene the scheme meeting;

  •
  "fiscal year 2016" refers, when used with respect to Amcor or New Amcor, to Amcor's fiscal year ended June 30, 2016 and, when used with respect to Bemis, to Bemis' fiscal year ended December 31, 2016;

  •
  "fiscal year 2017" refers, when used with respect to Amcor or New Amcor, to Amcor's fiscal year ended June 30, 2017 and, when used with respect to Bemis, to Bemis' fiscal year ended December 31, 2017;

  •
  "fiscal year 2018" refers, when used with respect to Amcor or New Amcor, to Amcor's fiscal year ended June 30, 2018 and, when used with respect to Bemis, to Bemis' fiscal year ending December 31, 2018;

  •
  "FTC" refers to the U.S. Federal Trade Commission;

  •
  "GAAP" or "U.S. GAAP" refers to accounting principles generally accepted in the United States of America;

  •
  "HSR Act" refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

  •
  "IFRS" refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

  •
  "Intended Tax Treatment" refers to the condition that (i) the merger of Merger Sub into Bemis qualifies as a "reorganization" under Section 368(a) of the Code, (ii) the merger of Merger Sub

v

AMCO-010

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    into Bemis and the scheme, taken together, qualifies as an exchange described in Section 351(a) of the Code and (iii) the merger of Merger Sub into Bemis does not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a "five-percent transferee shareholder" (within the meaning of Treasury Regulations section 1.367(a)-3(c)(5)(ii)) of New Amcor following the merger of Merger Sub into Bemis that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations section 1.367(a)-8(c));

  •
  "IRS" refers to the U.S. Internal Revenue Service;

  •
  "merger" refers to the merger of Merger Sub with Bemis as part of the transaction;

  •
  "Merger Sub" refers to Arctic Corp., a Missouri corporation;

  •
  "New Amcor" refers to Amcor plc, a public limited company incorporated under the Laws of the Bailiwick of Jersey (originally formed as Arctic Jersey Limited, a limited company incorporated under the laws of the Bailiwick of Jersey);

  •
  "New Amcor Articles of Association" refers to the amended and restated articles of association of New Amcor, which will become effective upon completion of the transaction, substantially in the form attached as Annex B;

  •
  "New Amcor Shares" refers to ordinary shares, par value $0.01 per share, of New Amcor;

  •
  "NYSE" refers to the New York Stock Exchange;

  •
  "OECD" means the Organization for Economic Co-operation and Development;

  •
  "Record Date" refers to [    •    ], 2019;

  •
  "Sanction Date" refers to such date on which the scheme is approved by order of the Court pursuant to subsection 411(4)(b) of the Australian Act;

  •
  "Sarbanes-Oxley Act" refers to the Sarbanes-Oxley Act of 2002;

  •
  "scheme" refers to the scheme of arrangement provided for under the Transaction Agreement;

  •
  "Scheme Booklet" refers to an explanatory statement prepared by Amcor in relation to the scheme explaining the effect of the scheme and setting out certain prescribed information;

  •
  "scheme closing" refers to the date on which the Court order approving the scheme is filed with ASIC and the scheme becomes effective under the Australian Act;

  •
  "scheme implementation" refers to the transfer of the Amcor Shares to New Amcor in accordance with the scheme;

  •
  "scheme meeting" refers to the meeting of Amcor shareholders ordered by the Court to be convened pursuant to subsection 411(1) of the Australian Act to consider and vote on the scheme, and includes any meeting convened following any adjournment or postponement of that meeting;

  •
  "SEC" refers to the Securities and Exchange Commission;

  •
  "Second Court Hearing" refers to the hearing of the Court pursuant to Section 411(4)(b) of the Australian Act to approve the scheme;

  •
  "Securities Act" means the Securities Act of 1933, as amended;

  •
  "Tax Law Change" refers to any change in tax law between the date of the Transaction Agreement and the Sanction Date;

AMCO-011

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  "transaction" refers to the collective transactions contemplated by the Transaction Agreement;

  •
  "Transaction Agreement" refers to the Transaction Agreement, dated as of August 6, 2018, among New Amcor, Amcor, Merger Sub and Bemis;

  •
  "Treasury Regulations" refers to the U.S. Treasury regulations promulgated under the Code;

  •
  "U.K." refers to the United Kingdom of Great Britain and Northern Ireland; and

  •
  "U.S." refers to the United States of America.

AMCO-012

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

AMCO-013

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE BEMIS SPECIAL MEETING

        The following questions and answers are intended to briefly address some commonly asked questions regarding the transaction, the Transaction Agreement and the Bemis Special Meeting. These questions and answers may not address all questions that may be important to you as a Bemis shareholder. Please refer to the section entitled "Summary" beginning on page [    •    ] of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to and the information incorporated by reference into this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Why am I receiving this proxy statement/prospectus and proxy card?

  Bemis has agreed to combine with Amcor under the terms of the Transaction Agreement that are described in this proxy statement/prospectus. The Transaction Agreement provides that, if the transaction is approved by Bemis' shareholders and the other conditions to closing the transaction are satisfied or waived at or prior to the closing of the transaction, each of Bemis and Amcor will become wholly-owned subsidiaries of New Amcor and each Bemis Share will be converted into the right to receive 5.1 New Amcor shares (which are expected to be listed and traded on the NYSE under the symbol "AMCR"). Bemis is holding a special meeting of its shareholders (the "Bemis Special Meeting") to ask its shareholders to consider and vote upon a proposal to approve the Transaction Agreement (the "Bemis Transaction Agreement Proposal").

  In addition to the Bemis Transaction Agreement Proposal, Bemis shareholders are also being asked (i) to consider and vote upon a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Bemis' named executive officers in connection with the transaction (the "Bemis Compensation Proposal"), (ii) to consider and vote upon proposals to approve, by non-binding advisory votes, certain provisions of the New Amcor articles of association (the "Bemis Amendments Proposals") and (iii) to approve one or more adjournments of the Bemis Special Meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve the Transaction Agreement (the "Bemis Adjournment Proposal").

  This proxy statement/prospectus includes important information about the transaction, the Transaction Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the Bemis Special Meeting. Bemis shareholders should read this information carefully and in its entirety. The enclosed voting materials allow shareholders to vote their Bemis Shares without attending the Bemis Special Meeting in person.

Q:    How does Bemis' board of directors recommend that I vote at the Bemis Special Meeting?

A:
Bemis' board of directors unanimously recommends that Bemis shareholders vote "FOR" the Bemis Transaction Agreement Proposal, "FOR" the Bemis Compensation Proposal, "FOR" the Bemis Amendments Proposals and "FOR" the Bemis Adjournment Proposal. See the section entitled "The Transaction—Recommendation of Bemis' Board of Directors; Bemis' Reasons for the Transaction" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    What is the vote required to approve each proposal at the Bemis Special Meeting?

A:
The approval of the Bemis Transaction Agreement Proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding Bemis Shares entitled to vote at the Bemis Special Meeting. Because the affirmative vote required to approve the Bemis Transaction Agreement Proposal is based upon the total number of outstanding Bemis Shares, if you fail to submit a proxy

AMCO-014

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  or vote in person at the Bemis Special Meeting, you abstain or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote "AGAINST" the Bemis Transaction Agreement Proposal.

  The approval of the Bemis Compensation Proposal requires that the votes cast "FOR" the Bemis Compensation Proposal are of a number greater than the votes cast "AGAINST" the Bemis Compensation Proposal.

  The approval of each of the Bemis Amendments Proposals require that the votes cast "FOR" such Bemis Amendments Proposal are of a number greater than the votes cast "AGAINST" the Bemis Amendments Proposals.

  Approval of the Bemis Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present or represented and entitled to vote on that item of business, whether or not a quorum is present.

  For purposes of the Bemis Special Meeting, an abstention as to a particular matter occurs when either (a) a Bemis shareholder affirmatively votes to "ABSTAIN" as to that matter or (b) a Bemis shareholder attends the Bemis Special Meeting and does not vote as to such matter. For purposes of the Bemis Special Meeting, a failure to be represented as to particular Bemis Shares and a particular matter occurs when either (a) the holder of record of such Bemis Shares neither attends the meeting nor returns a proxy with respect to such Bemis Shares or (b) such Bemis Shares are held in "street name" and the beneficial owner does not instruct the owner's bank, broker or other nominee on how to vote such Bemis Shares with respect to such matter (i.e., a broker non-vote).

  For the Bemis Transaction Agreement Proposal, an abstention or a failure to be represented will have the same effect as a vote cast "AGAINST" the proposal.

  For the Bemis Compensation Proposal, an abstention will not have any effect on such proposal. If a Bemis shareholder fails to vote or instruct his or her bank, broker or other nominee on how to vote and is not present in person or by proxy at the Bemis Special Meeting, it will also have no effect on the vote count for the Bemis Compensation Proposal.

  For each of the Bemis Amendments Proposals, an abstention will not have any effect on such proposal. If a Bemis shareholder fails to vote or instruct his or her bank, broker or other nominee on how to vote and is not present in person or by proxy at the Bemis Special Meeting, it will also have no effect on the vote count for the Bemis Amendments Proposals.

  For the Bemis Adjournment Proposal, an abstention will have the same effect as a vote cast "AGAINST" the proposal, but a failure to be represented will not have any effect on this proposal.

Q:    Does my vote matter?

A:
Yes. The transaction cannot be completed unless the Bemis Transaction Agreement Proposal is approved by the Bemis shareholders. For Bemis shareholders, if you fail to submit a proxy or vote in person at the Bemis Special Meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote "AGAINST" the Bemis Transaction Agreement Proposal.

  See the section entitled "Information About the Bemis Special Meeting" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    What will I receive if the transaction is completed?

A:
If the transaction is completed, each outstanding Bemis Share (other than Bemis Shares held as treasury stock by Bemis or any of its subsidiaries and dissenting shares) will be converted into the

AMCO-015

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  right to receive 5.1 New Amcor Shares. The issuance of the New Amcor Shares to holders of Bemis Shares will be registered with the SEC and the New Amcor Shares are expected to be listed and traded on the NYSE under the symbol "AMCR." See the section entitled "The Transaction Agreement—Transaction Consideration" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    What equity stakes will former Bemis shareholders and former Amcor shareholders hold in New Amcor?

A:
Under the Transaction Agreement and pursuant to the exchange ratio, based on Amcor's and Bemis' respective fully diluted shares as of the date of the Transaction Agreement, it is expected that Amcor shareholders and Bemis shareholders will own approximately 71% and 29%, respectively, of the New Amcor Shares immediately following the effective time.

Q:    How do I calculate the value of the transaction consideration?

A:
The value of the transaction consideration that Bemis shareholders receive will depend on the per share value of New Amcor Shares at the effective time. Prior to the effective time, there has not been and will not be an established public trading market for New Amcor Shares, and the market price of New Amcor Shares will be unknown until the commencement of trading following the effective time. The New Amcor Shares will reflect the combination of Amcor and Bemis based upon the respective exchange ratios for Amcor Shares and Bemis Shares, which in the case of Amcor is one New Amcor Share for each Amcor Share, and in the case of Bemis is 5.1 New Amcor Shares for each Bemis Share. The exchange ratios are fixed and will not fluctuate up or down based on the market price of Bemis Shares, the market price of Amcor Shares or changes in currency exchange rates prior to the completion of the transaction.

  The implied value of the transaction consideration that Bemis shareholders will receive may be calculated, as of a specified date, as (i) the implied price of a New Amcor Share (ii) multiplied by the exchange ratio of 5.1 New Amcor Shares for each Bemis Share. The implied price of a New Amcor Share may be calculated, as of a specified date, as (A) Amcor's most recent closing share price as of such date, (B) multiplied by the current AUD:USD exchange rate on such date, (C) multiplied by the exchange ratio of one New Amcor Share for each Amcor Share. As the market price of Bemis Shares, the market price of Amcor Shares or currency exchange rates fluctuate, the implied value of New Amcor Shares will fluctuate too. As a result, the implied value of the transaction consideration that you will receive upon the completion of the transaction could be greater than, less than or the same as the implied value of the transaction consideration on the date of this proxy statement/prospectus or at the time of the Bemis Special Meeting. We urge you to obtain current market quotations and currency exchange rates before voting your Bemis Shares.

Q:    After the transaction, where can I trade my New Amcor Shares?

A:
At and as of the closing of the transaction, it is expected that the New Amcor Shares will be listed and traded on the NYSE under the symbol "AMCR."

  Amcor Shares will not be traded on the ASX following the closing of the transaction, but interests in New Amcor Shares will be quoted and traded on the financial market operated by ASX in the form of CDIs under the ASX ticker symbol "AMC."

Q:    What will holders of Bemis stock-based awards receive in the transaction?

A:
The Transaction Agreement generally provides for the cancellation of Bemis RSUs (which will automatically vest, to the extent previously unvested, at the effective time) and Bemis PSUs (which will automatically vest, to the extent previously unvested, at target levels at the effective time) in

AMCO-016

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  exchange for (i) a number of New Amcor Shares determined by multiplying the number of Bemis Shares subject to such vested Bemis RSUs and vested Bemis PSUs immediately prior to the effective time by the exchange ratio set forth in the Transaction Agreement, and (ii) any fractional consideration, in cash, payable to the holder of a cancelled Bemis RSU or Bemis PSU who would have been entitled to receive a fraction of a New Amcor Share upon conversion.

  Each Bemis Cash-Settled RSU (which will automatically vest, to the extent previously unvested, at the effective time) will also be cancelled in exchange for an amount in cash equal to the product of (x) the number of Bemis Shares subject to the vested Bemis Cash-Settled RSU multiplied by (y) the exchange ratio set forth in the Transaction Agreement and (z) the Applicable Share Price. With respect to any Bemis RSU, Bemis PSU or Bemis Cash-Settled RSU that provides for the right to receive payments equivalent to the dividends paid on the underlying Bemis Shares, each holder of such rights will also receive an amount in cash equal to the aggregate amount of the dividends so payable. For additional information on the treatment of Bemis Equity Awards, see the section entitled "The Transaction—Treatment of Bemis Equity Awards" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Do any of the Bemis directors or officers have interests in the transaction that may differ from or be in addition to my interests as a Bemis shareholder?

A:
Bemis' directors and officers have certain interests in the transaction that may be different from, or in addition to, the interests of Bemis shareholders generally. See the section entitled "The Transaction—Interests of Bemis' Directors and Executive Officers in the Transaction" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    How will I receive the transaction consideration to which I am entitled?

A:
After receiving any applicable documentation from you, following the effective time, the exchange agent for the transaction will cause New Amcor Shares to be credited in book-entry form to the direct registered account maintained by New Amcor's transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such DTC participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from New Amcor's transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

Q:    Will my New Amcor Shares acquired in the transaction receive a dividend?

A:
Once you exchange your Bemis Shares after the closing of the transaction, as a holder of New Amcor Shares, you will receive the same dividends on New Amcor Shares that all other holders of New Amcor Shares will receive with any dividend record date that occurs after the transaction is completed. Amcor has a history of paying a competitive, progressive dividend that is higher than the annual dividend received by Bemis' shareholders currently and it is expected that New Amcor will continue this dividend policy. Any dividend payments, or changes to New Amcor's dividend policy, will be made at the discretion of the board of directors of New Amcor and will depend upon many factors, including the financial condition of New Amcor, earnings, legal requirements, applicable restrictions in each of Amcor's and Bemis' debt agreements that limit their respective abilities to pay dividends to shareholders and other factors the board of directors of New Amcor may deem relevant. See "The Transaction—Amcor's Reasons for the Transaction" and "—Recommendation of Bemis' Board of Directors; Bemis' Reasons for the Transaction" for a discussion of Amcor's and Bemis' expectations with respect to the payment of dividends by New Amcor post-closing. Amcor operates a dividend reinvestment plan and New Amcor currently intends to adopt a dividend reinvestment in connection with the transaction.

AMCO-017

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Q:    Will dividends paid by New Amcor be subject to tax withholding?

A:
Under U.S. federal tax withholding rules, dividends paid to a U.S. holder of New Amcor Shares should not be subject to withholding unless the holder is subject to backup withholding or fails to provide an accurate taxpayer identification number and make any other required certification. New Amcor is not required to withhold U.K. or Jersey tax at source from dividend payments made on the New Amcor Shares, irrespective of the residence of the New Amcor shareholders or their particular circumstances. For a more complete description of the material U.S. federal income tax consequences of the transaction to U.S. holders of Bemis Shares, please see the section entitled "The Transaction—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    What are the material U.S. federal income tax consequences of the transaction to U.S. holders of Bemis Shares?

A:
In connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, Kirkland & Ellis has rendered to New Amcor its opinion, dated [    •    ], 2019, to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as an exhibit to the Registration Statement of which this proxy statement/prospectus forms a part, and representations from Bemis, Amcor, New Amcor and Merger Sub, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger and the scheme, taken together, will qualify as an exchange within the meaning of Section 351 of the Code, and the merger and the scheme should not be subject to Section 367(a)(1) of the Code based on the assumption that (x) information provided by Amcor and Bemis regarding historical transactions that could impact their relative valuation, as calculated under Treasury Regulations section 1.367(a)-3(c), is complete and accurate and (y) market conditions between the date hereof and the effective time do not impact the relative valuation of Amcor and Bemis in a manner that causes Bemis' value, as calculated for purposes of Treasury Regulations section 1.367(a)-3(c), to equal or exceed Amcor's.

  As a condition to the scheme, Bemis will request that Cleary Gottlieb, or other nationally recognized tax counsel or a "Big 4" accounting firm, render its opinion or written advice to Bemis, which will be dated the Sanction Date and based on customary representations and assumptions, that there has been no Tax Law Change, the effect of which is to cause the merger and scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

  Assuming that the transaction so qualifies, a U.S. holder of Bemis Shares that exchanges all of its Bemis Shares for New Amcor Shares in the transaction, and is not a "five-percent transferee shareholder" that does not file with the IRS a gain recognition agreement as described in applicable Treasury Regulations, should not recognize any gain or loss with respect to its Bemis Shares, except to the extent of any cash such U.S. holder may receive in lieu of a fractional share.

  For a more complete description of the material U.S. federal income tax consequences of the transaction to U.S. holders of Bemis Shares, please see the section entitled "The Transaction—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    What are the material U.S. federal income tax consequences of the transaction to U.S. holders of Amcor Shares?

A:
As described in the answer above, Kirkland & Ellis has rendered to New Amcor its opinion, dated [    •    ], regarding certain U.S. federal income tax consequences of the transaction. As a condition to the scheme, Amcor will request that a nationally recognized tax counsel or a "Big 4" accounting firm render its opinion or written advice to Amcor, which will be dated the Sanction

AMCO-018

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  Date and based on customary representations and assumptions, that there has been no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

  Assuming that the transaction so qualifies, a U.S. holder of Amcor Shares that exchanges all of its Amcor Shares for New Amcor Shares in the scheme, owns less than five percent (actually or constructively under attribution rules) of both the total voting power and the total value of the stock of New Amcor immediately after the transaction and does not file with the IRS a gain recognition agreement as described in applicable Treasury Regulations, should not recognize any gain or loss with respect to its Amcor Shares.

  For a more complete description of the U.S. federal income tax consequences of the transaction to U.S. holders of Amcor Shares, please see the section entitled "The Transaction—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    When is the transaction expected to be completed?

A:
Subject to the satisfaction or waiver of the closing conditions described under the section entitled "The Transaction Agreement—Conditions That Must Be Satisfied or Waived for the Transaction to Occur" beginning on page [    •    ] of this proxy statement/prospectus, including the approval of the Bemis Transaction Agreement Proposal by Bemis shareholders at the Bemis Special Meeting, Amcor and Bemis expect that the transaction will be completed in the second calendar quarter of 2019 subject to the satisfaction of closing conditions. However, it is possible that factors outside the control of both companies could result in the transaction being completed at a different time or not at all.

Q:    Who will serve on New Amcor's board of directors following the transaction?

A:
Upon the closing of the transaction, the board of directors of New Amcor will be comprised of 11 members. The members of the board are expected to be:

•
eight current Amcor directors (each of whom have been designated by Amcor and will be Graeme Liebelt, Ronald S. Delia, Dr. Armin Meyer, Paul Brasher, Eva Cheng, Karen Guerra, Nicholas (Tom) Long, and Jeremy Sutcliffe); and

•
three current Bemis directors (each of whom have been designated by Bemis with the approval of Amcor and will be Arun Nayar, David T. Szczupak and Philip G. Weaver).

For more information on the governance of New Amcor following the completion of the transaction, see "Management and Corporate Governance of New Amcor" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Where will New Amcor be located, where will New Amcor be domiciled and who will serve in senior leadership roles following the transaction?

A:
Following the transaction, New Amcor will continue to maintain a critical presence in the same locations from which Amcor currently operates as well as at Neenah, Wisconsin and other key Bemis locations. New Amcor will be incorporated in Jersey, Channel Islands, with an intended tax domicile in the United Kingdom. Amcor's current Chairman, Mr. Graeme Liebelt, and current CEO, Mr. Ronald Delia, will continue in those roles for New Amcor after the transaction and Mr. Delia will continue to serve as the only Executive Director on New Amcor's board of directors. For additional information on New Amcor's senior leadership team, see "Management and Corporate Governance of New Amcor" beginning on page [    •    ] of this proxy statement/prospectus.

AMCO-019

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Q:    How will my rights as a holder of New Amcor Shares following the transaction differ from my current rights as a holder of Bemis Shares?

A:
Pursuant to the terms of the Transaction Agreement, immediately prior to the closing of the transaction, New Amcor's articles of association will be amended to be in substantially the form attached as Annex B to this proxy statement/prospectus. As a result, the rights of Bemis shareholders who become shareholders of New Amcor following the transaction will be governed by the laws of Jersey, Channel Islands and the New Amcor Articles of Association. For more information, see the section entitled "Comparison of the Rights of Holders of Bemis Shares and New Amcor Shares" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Who can vote at the Bemis Special Meeting?

A:
All holders of record of Bemis Shares as of the close of business on [    •    ], 2019, the Record Date for the Bemis Special Meeting, are entitled to receive notice of, and to vote at, the Bemis Special Meeting. Each holder of Bemis Shares is entitled to cast one vote on each matter properly brought before the Bemis Special Meeting for each Bemis Share that such holder owned of record as of the Record Date.

Q:    When and where is the Bemis Special Meeting?

A:
The Bemis Special Meeting will be held on [    •    ], 2019 at [    •    ] Central time, at the Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54956. All Bemis shareholders of record as of the close of business on the Record Date, their duly authorized proxy holders, and beneficial owners with proof of ownership are invited to attend the Bemis Special Meeting in person. Due to space constraints and other security considerations, we are not able to admit the guests of either shareholders or their legal proxy holders. To gain admittance you will need to obtain an admission ticket and you will need to bring valid photo identification, such as a driver's license or passport, with you to the Bemis Special Meeting. If your Bemis Shares are held through a bank, brokerage firm or other nominee, please bring proof of your beneficial ownership of such shares and legal proxy if you intend to vote at the Bemis Special Meeting. Acceptable proof could include an account statement showing that you owned Bemis Shares on the Record Date. If you are the representative of a corporate or institutional shareholder, you must present valid photo identification along with proof that you are the representative of such shareholder. Please note that cameras, recording devices and other electronic devices will not be permitted at the Bemis Special Meeting. For additional information about the Bemis Special Meeting, see the section entitled "Information About the Bemis Special Meeting" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Bemis' named executive officers in connection with the transaction?

A:
Under SEC rules, Bemis is required to seek a non-binding, advisory vote with respect to the compensation that may become payable to its named executive officers in connection with the transaction.

Q:    Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory votes, certain provisions of the New Amcor articles of association?

A:
Under SEC rules, Bemis is required to seek a non-binding, advisory vote with respect to certain provisions of the New Amcor articles of association that represent a change from the corresponding provisions of Amcor's current governing documents.

AMCO-020

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Q:    What will happen if Bemis shareholders do not approve the transaction-related compensation or the amendments to the New Amcor articles of association?

A:
Approval of the Bemis Compensation Proposal and the Bemis Amendments Proposals is not a condition to completion of the transaction. Accordingly, you may vote against any or all of these proposals and vote in favor of the Bemis Transaction Agreement Proposal. The Bemis Compensation Proposal and the Bemis Amendments Proposals votes are each an advisory vote and will not be binding on Bemis or New Amcor following the transaction. If the transaction is completed, the transaction-related compensation may be paid to Bemis' named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Bemis' shareholders do not approve, by non-binding advisory vote, the Bemis Compensation Proposal and the provisions of New Amcor's articles of association will apply in accordance with their terms even if Bemis' shareholders do not approve, by non-binding advisory votes, any or all of the Bemis Amendments Proposals.

Q:    What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:
If your Bemis Shares are registered directly in your name with the transfer agent of Bemis, EQ Shareowner Services, you are considered the shareholder of record with respect to those Bemis Shares. As the shareholder of record, you have the right to vote, or to grant a proxy for your vote directly to Bemis or to a third party to vote, at the Bemis Special Meeting.

  If your Bemis Shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in "street name," and your bank, brokerage firm or other nominee is considered the shareholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your Bemis Shares. If you are a beneficial owner of Bemis Shares, you are invited to attend the Bemis Special Meeting; however, you may not vote your shares held in street name in person at the Bemis Special Meeting unless you obtain a "legal proxy" from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote your Bemis Shares at the Bemis Special Meeting.

Q:    If my Bemis Shares are held in "street name" by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
No. If your Bemis Shares are held in "street name" in a stock brokerage account or by a bank or other nominee, your brokerage firm, bank or other nominee will only be permitted to vote your Bemis Shares if you instruct it how to vote. You must provide your brokerage firm, bank or other nominee with instructions on how to vote your Bemis Shares in order to vote. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote Bemis Shares held in street name by returning a proxy card directly to Bemis or by voting in person at the Bemis Special Meeting unless you obtain a "legal proxy," which you must obtain from your broker, bank or other nominee.

  Banks, brokerage firms and other nominees who hold Bemis Shares in street name for their customers have authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters when they have not received instructions from beneficial owners. It is expected that all proposals to be voted on at the Bemis Special Meeting are such "non-routine" matters. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to

AMCO-021

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  vote such shares, which we refer to as a broker non-vote. The effect of not instructing your broker how you wish your Bemis Shares to be voted will be the same as a vote "AGAINST" the Bemis Transaction Agreement Proposal, but will not have an effect on the Bemis Compensation Proposal, the Bemis Amendments Proposals or the Bemis Adjournment Proposal.

Q:    How many votes do I have?

A:
Each Bemis shareholder is entitled to one vote for each Bemis Share held of record by such Bemis shareholder as of the Record Date. As of the close of business on the Record Date, there were [    •    ] outstanding Bemis Shares.

Q:    What constitutes a quorum for the Bemis Special Meeting?

A:
The representation, in person or by proxy, of a majority of the Bemis Shares issued and outstanding as of the close of business on the Record Date and entitled to vote is necessary to constitute a quorum for purposes of the Bemis Special Meeting. Votes to abstain are counted as present for the purpose of determining whether a quorum is present. If your Bemis Shares are held in "street name" and you do not instruct your bank, broker or other nominee on how to vote your shares with respect to any of the Bemis Proposals, your Bemis Shares will not be counted toward determining whether a quorum is present. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the Bemis Proposals.

Q:    How do I vote my shares?

A:
Shareholders of Record. If you are a shareholder of record, you may have your Bemis Shares voted on the matters to be presented at the Bemis Special Meeting in any of the following ways:

•
By Mail. Mark the enclosed proxy card, sign and date it and return it in the postage-paid envelope you have been provided. To be valid, your proxy by mail must be received by 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting.

•
By Telephone. The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card. To be valid, your telephone proxy must be received by 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting.

•
By Internet. The web address and instructions for internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by internet, then you do not need to return the proxy card. To be valid, your internet proxy must be received by 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting.

•
In Person. You may also vote your shares in person at the Bemis Special Meeting.

  Beneficial Owners.

  If your Bemis Shares are held in "street name" through a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the internet and must instruct such bank, broker or other nominee on how to vote such shares by following the instructions that the bank, broker or other nominee provides you along with this proxy statement/prospectus. Your bank, broker or other nominee, as

AMCO-022

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your Bemis Shares, so you should read carefully the materials provided to you by your bank, broker or other nominee.

  You are not permitted to vote Bemis Shares held in "street name" by returning a proxy card directly to Bemis or by voting in person at the Bemis Special Meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, banks, brokers or other nominees who hold Bemis Shares on behalf of their customers may not give a proxy to Bemis to vote those shares with respect to any of the Bemis Proposals without specific instructions from their customers, because banks, brokers and other nominees do not have discretionary voting power on any of the Bemis Proposals.

Q:    How can I change or revoke my vote?

A:
You have the right to revoke a proxy, whether delivered over the internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by attending the Bemis Special Meeting and voting in person, or by giving written notice of revocation to Bemis prior to 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting. Attendance at the meeting, in itself, will not revoke a proxy. Written notice of revocation should be mailed to: Bemis Company, Inc., Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54926, Attention: Corporate Secretary. If you hold Bemis Shares in "street name," you should follow the instructions provided by your bank, brokerage firm or other nominee in order to change or revoke your vote.

Q:    If a shareholder gives a proxy, how are the Bemis Shares voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your Bemis Shares in the way that you indicate. When completing the internet or telephone processes or the proxy card, you may specify whether your Bemis Shares should be voted for or against, or you may abstain from voting on, all, some or none of the specific items of business to come before the Bemis Special Meeting.

  If you properly sign your proxy card but do not mark the boxes showing how your Bemis Shares should be voted on a matter, the Bemis Shares represented by your properly signed proxy card will be voted "FOR" the Bemis Transaction Agreement Proposal, "FOR" the Bemis Compensation Proposal, "FOR" the Bemis Amendments Proposals and "FOR" the Bemis Adjournment Proposal.

Q:    What should I do if I receive more than one set of voting materials?

A:
If you hold Bemis Shares in "street name" and also directly as a record holder or otherwise or if you hold Bemis Shares in more than one brokerage account, you may receive more than one set of voting materials relating to the Bemis Special Meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your Bemis Shares are voted. If you hold your Bemis Shares in "street name" through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:    What happens if I sell my Bemis Shares before the Bemis Special Meeting?

A:
The Record Date is earlier than both the date of the Bemis Special Meeting and the effective time of the transaction. If you transfer your Bemis Shares after the Record Date but before the Bemis Special Meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the Bemis Special Meeting but will transfer the right to receive the transaction consideration to

AMCO-023

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  the person to whom you transfer your Bemis Shares. In order to become entitled to receive the transaction consideration you must hold your Bemis Shares through the effective time of the transaction, which Amcor and Bemis expect will occur in the second calendar quarter of 2019, subject to satisfaction of closing conditions.

Q:    Who will solicit and pay the cost of soliciting proxies?

A:
Bemis has engaged Innisfree M&A Incorporated ("Innisfree") to assist in the solicitation of proxies for the Bemis Special Meeting. Bemis will pay Innisfree a base fee of $25,000 plus reasonable out-of-pocket expenses. Bemis also may reimburse banks, brokerage firms, other nominees or their respective agents for their reasonable expenses in sending proxy materials to beneficial owners of Bemis Shares. In addition to solicitations by mail, Bemis' directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Q:    What do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the Bemis Special Meeting. If you hold your Bemis Shares in your own name as the shareholder of record, you may submit a proxy to have your Bemis shares voted at the Bemis Special Meeting in one of four ways (described in detail in the response to the question "How do I vote my shares?"):

•
by returning a properly executed proxy card;

•
by telephone;

•
via the internet; or

•
in person at the Bemis Special Meeting.

  If you decide to attend the Bemis Special Meeting and vote in person, your in-person vote will revoke any proxy previously submitted.

  If your Bemis Shares are held in "street name" through a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the internet and must instruct such bank, broker or other nominee on how to vote such shares by following the instructions that the bank, broker or other nominee provides you along with this proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your Bemis Shares, so you should read carefully the materials provided to you by your bank, broker or other nominee.

  You are not permitted to vote Bemis Shares held in "street name" by returning a proxy card directly to Bemis or by voting in person at the Bemis Special Meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, banks, brokers or other nominees who hold Bemis Shares on behalf of their customers may not give a proxy to Bemis to vote those shares with respect to any of the Bemis Proposals without specific instructions from their customers, because banks, brokers and other nominees do not have discretionary voting power on any of the Bemis Proposals.

Q:    Where can I find the voting results of the Bemis Special Meeting?

A:
The preliminary voting results will be announced at the Bemis Special Meeting, if available. In addition, within four business days following certification of the final voting results, Bemis will file the final voting results with the SEC on a Current Report on Form 8-K.

AMCO-024

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Q:    Am I entitled to exercise appraisal or dissenters' rights instead of receiving the transaction consideration for my Bemis Shares?

A:
Yes. Under Section 351.455 of the Missouri Code, Bemis shareholders as of the Record Date who do not vote in favor of the Bemis Transaction Agreement Proposal and who follow the procedures summarized in greater detail under "The Transaction—Dissenters' Rights of Bemis Shareholders," beginning on page [    •    ] of this proxy statement/prospectus, will have the right to dissent from the Bemis Transaction Agreement Proposal and obtain, in the event of and following the consummation of the transaction, appraisal and payment in cash of the fair value of their Bemis Shares as of the day prior to the date of the Bemis Special Meeting ("Dissenters' Rights"). No Bemis shareholder exercising Dissenters' Rights will be entitled to the transaction consideration or any dividends or other distributions coming into effect following the transaction unless and until the holder fails to perfect or effectively withdraws or loses his or her right to dissent from the Bemis Transaction Agreement Proposal. If you are contemplating exercising your Dissenters' Rights, we urge you to read carefully the provisions of Section 351.455 of the Missouri Code, which is attached to this proxy statement/prospectus as Annex D and consult with your legal counsel before exercising or attempting to exercise these rights. Bemis shareholders receiving cash upon exercise of Dissenters' Rights may recognize gain for U.S. federal income tax purposes. For more information, see "The Transaction—Dissenters' Rights of Bemis Shareholders" beginning on page [    •    ] of this proxy statement/prospectus and "—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Are there any risks that I should consider in deciding whether to vote for the Bemis Transaction Agreement Proposal?

A:
Yes. You should read and carefully consider the risks described in the section entitled "Risk Factors" beginning on page [    •    ] of this proxy statement/prospectus. You also should read and carefully consider the risk factors relating to Bemis contained in the documents filed with the SEC that are incorporated by reference into this proxy statement/prospectus, including the Bemis Annual Report on Form 10-K for the year ended December 31, 2018.

Q:    What are the conditions to the completion of the transaction?

A:
In addition to approval of the Bemis Transaction Agreement Proposal by Bemis shareholders as described above, completion of the transaction is subject to the satisfaction of a number of other conditions, including conditions relating to receipt of Amcor Shareholder Approval for the scheme under the Australian Act, expiration or earlier termination of any applicable waiting period and receipt of regulatory consents, approvals and clearances, in each case, under the HSR Act and under relevant antitrust, competition and foreign investment legislation in certain other relevant jurisdictions, approval of the Court under the Australian Act, approval from the NYSE to the listing of New Amcor Shares to be issued in the transaction, accuracy of representations and warranties, compliance with covenants, and no events having occurred that would have a material adverse effect on Bemis or Amcor. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the transaction, see the section entitled "The Transaction Agreement—Conditions That Must Be Satisfied or Waived for the Transaction to Occur" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Is consummation of the transaction contingent upon any future approval by the holders of Amcor Shares?

A:
Yes. In accordance with the terms of the Transaction Agreement and applicable law, Amcor must obtain shareholder approval and Court approval for the scheme under the Australian Act. See

AMCO-025

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  "The Transaction—Regulatory Approvals—Australian Court and Amcor Shareholder Approval" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    What happens if the transaction is not completed?

A:
If the Bemis Transaction Agreement Proposal is not approved by Bemis shareholders or if the transaction is not completed for any other reason, Bemis shareholders will not receive New Amcor Shares for their Bemis Shares. Instead, Bemis will remain an independent public company, Bemis Shares will continue to be listed and traded on the NYSE and registered under the Exchange Act and Bemis will continue to file periodic reports with the SEC. If the Transaction Agreement is terminated, under specified circumstances, Bemis may be required to pay Amcor a termination fee of $130 million. See the section entitled "The Transaction Agreement—Termination Fee" beginning on page [    •    ] of this proxy statement/prospectus.

Q:    Who can help answer any other questions I have?

A:
If you have additional questions about the transaction, need assistance in submitting your proxy or voting your Bemis Shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree, Bemis' proxy solicitor, by calling toll-free at +1 888 750 5834. Banks, brokerage firms, and other nominees may call collect at +1 212 750 5833.

AMCO-026

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and the documents to which New Amcor, Amcor and Bemis refer you to in the registration statement of which this proxy statement/prospectus forms a part, including those incorporated by reference herein, as well as oral statements made or to be made by New Amcor, Amcor and Bemis, include certain "forward-looking statements" within the meaning of the federal securities laws, and subject to, in the case of Bemis, the safe harbor created pursuant to Section 21E of the Exchange Act, with respect to the businesses, strategies and plans of New Amcor, Amcor and Bemis, their expectations relating to the transaction and their future financial condition and performance. Statements included in or incorporated by reference into the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, that are not historical facts, including statements about the beliefs and expectations of the management of each of Amcor and Bemis, are forward-looking statements. Words such as "believes," "plans," "anticipates," "estimates," "expects," "intends," "aims," "potential," "will," "would," "could," "considered," "likely," "estimate" and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While New Amcor, Amcor and Bemis believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of New Amcor, Amcor and Bemis. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of New Amcor, Amcor and Bemis depending upon a number of factors affecting their businesses and risks associated with the successful execution of the transaction and the integration and performance of their businesses following the transaction. These factors include, but are not limited to, risks and uncertainties detailed in Bemis' periodic public filings with the SEC, including those discussed in the section of this proxy statement/prospectus entitled "Risk Factors" and in the section entitled "Risk Factors" in Bemis' Annual Report on Form 10-K for the year ended December 31, 2018, factors contained or incorporated by reference into such documents and in subsequent filings by Bemis with the SEC, and the following factors:

  •
  the occurrence of any change, effect, event, development, matter, state of facts, series of events or circumstances that could give rise to the termination of the Transaction Agreement, including a termination of the Transaction Agreement under circumstances that could require Bemis to pay a termination fee to Amcor;

  •
  uncertainties related to the timing of the required regulatory approvals for the transaction and the possibility that Amcor and Bemis may be required to accept conditions that could reduce the anticipated benefits of the transaction as a condition to obtaining such regulatory approvals;

  •
  the ability to implement integration plans for the transaction and the ability to recognize the anticipated growth and cost savings and other benefits of the transaction;

  •
  the inability to complete the transaction due to the failure to obtain Bemis Shareholder Approval of the transaction;

  •
  the inability to complete the transaction due to the failure to obtain Amcor Shareholder Approval of the scheme of arrangement or approval of the Court under the Australian Act;

  •
  the failure of the transaction to close for any other reason;

  •
  whether and when New Amcor may be included in the U.S. S&P 500 index and the S&P / ASX 200 index;

AMCO-027

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor;

  •
  risks that the transaction would disrupt current plans and operations and the potential difficulties in retention of any members of senior management of Amcor and Bemis and any other key employees that New Amcor intends to retain after the closing of the transaction;

  •
  the outcome of any legal proceedings that may be instituted against New Amcor, Amcor, Bemis and/or others relating to the Transaction Agreement;

  •
  diversion of the attention of Amcor's and Bemis' respective management from ongoing business concerns;

  •
  limitations placed on the ability of Amcor and Bemis to operate their respective businesses by the Transaction Agreement;

  •
  the effect of the announcement of the transaction on Amcor's and Bemis' business relationships, employees, suppliers, vendors, other partners, standing with regulators, operating results and businesses generally;

  •
  the amount of any costs, fees, expenses, impairments and charges relating to the transaction;

  •
  factors that affect customer demand;

  •
  customers' financial strength;

  •
  shortages or changes in availability, or increases in costs of, key supplies;

  •
  changes in tax laws or interpretations that could increase the consolidated tax liabilities of Amcor and Bemis; and

  •
  competitive pressures in all markets in which Amcor and Bemis operate.

        Consequently, all of the forward-looking statements New Amcor, Amcor or Bemis make in this document are qualified by the information contained in or incorporated by reference into this proxy statement/prospectus, including, but not limited to, (i) the information under this heading, (ii) the information discussed in the section of this proxy statement/prospectus entitled "Risk Factors" and (iii) the information discussed under the section entitled "Risk Factors" in Bemis' Annual Report on Form 10-K for the year ended December 31, 2018. See the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus.

        None of New Amcor, Amcor or Bemis is under any obligation, and each expressly disclaim, any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Persons reading this proxy statement/prospectus are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

AMCO-028

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

SUMMARY

        The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a Bemis shareholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to herein. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus.

Parties to the Transaction (Page [    •    ])

Bemis Company, Inc.

  2301 Industrial Drive
  Neenah, Wisconsin 54956
  +1 920 727 4100

        Bemis Company, Inc., a Missouri corporation founded in 1858, is a supplier of flexible and rigid plastic packaging used by leading food, consumer products, healthcare, and other companies worldwide. Bemis has a strong technical base in polymer chemistry, film extrusion, coating and laminating, printing, and converting. Headquartered in Neenah, Wisconsin, Bemis employs approximately 15,700 individuals worldwide.

        Bemis Shares are listed on the NYSE under the symbol "BMS."

Amcor Limited

  Level 11, 60 City Road
  Southbank, Victoria 3006
  Australia
  +61 3 9226 9000

        Amcor Limited, an Australian public company limited by shares, is a global packaging company generating total sales of over $9 billion each year. Amcor employs more than 33,000 people across 195 sites in more than 40 countries, and is the leader in developing and producing a broad range of packaging products including flexible packaging, rigid containers, specialty cartons and closures. In fiscal year 2018, the majority of sales were made to the defensive food, beverage, pharmaceutical, medical device home and personal care and other consumer goods end markets.

        Amcor Shares are listed on the ASX under the symbol "AMC."

Amcor plc

  83 Tower Road North
  Warmley, Bristol BS30 8XP
  United Kingdom
  +44 117 9753200

        Amcor plc is a subsidiary of Amcor and was formed for the sole purpose of effecting the transaction. We refer to Amcor plc as New Amcor. New Amcor was organized on July 31, 2018 under the name "Arctic Jersey Limited" as a limited company incorporated under the Laws of the Bailiwick of Jersey. On October 10, 2018, New Amcor was renamed "Amcor plc" and became a public limited company incorporated under the Laws of the Bailiwick of Jersey. Upon completion of the transaction, Amcor and Bemis will each become wholly-owned subsidiaries of New Amcor and New Amcor will

AMCO-029

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

continue as a holding company. Following the transaction, former Amcor and Bemis shareholders will be holders of New Amcor Shares or CDIs.

        New Amcor has not carried on any activities or operations to date, except for those activities incidental to its formation or undertaken in connection with the transaction. There is currently no established public trading market for New Amcor Shares, but New Amcor Shares are expected to trade on the NYSE under the symbol "AMCR" upon consummation of the transaction.

Arctic Corp.

  c/o Amcor plc
  83 Tower Road North
  Warmley, Bristol BS30 8XP
  United Kingdom
  +44 117 9753200

        Arctic Corp., a Missouri corporation and a wholly-owned subsidiary of New Amcor, was formed on August 1, 2018, solely for the purpose of facilitating the transaction. We refer to Arctic Corp. as Merger Sub. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation or undertaken in connection with the transaction. In connection with the transaction, Merger Sub will merge with and into Bemis, with Bemis surviving the merger as a wholly-owned subsidiary of New Amcor.

The Transaction and the Transaction Agreement (Page [    •    ])

        The Transaction Agreement provides that, if the transaction is approved by Bemis' and Amcor's respective shareholders and the other conditions to closing the transaction are satisfied or waived at the closing of the transaction, (a) pursuant to the scheme, each Amcor Share issued and outstanding will be exchanged for one CDI, representing a beneficial ownership interest (but not legal title) in one New Amcor Share or, at the election of the holder of an Amcor Share, one New Amcor Share, and (b) as promptly as reasonably practicable thereafter, Merger Sub will merge with and into Bemis, with Bemis surviving the merger as a wholly-owned subsidiary of New Amcor, pursuant to which each Bemis Share, other than certain excluded shares, will be converted into the right to receive 5.1 New Amcor Shares.

        As a result of the transaction, each of Amcor and Bemis will be direct, wholly-owned subsidiaries of New Amcor and the former Amcor and Bemis shareholders will become holders of New Amcor Shares or CDIs. Following the completion of the transaction, former Amcor shareholders are expected to hold approximately 71% of New Amcor and former Bemis shareholders are expected to hold approximately 29% of New Amcor. Upon completion of the transaction, the New Amcor Shares will be registered with the SEC and are expected to be listed and traded on the NYSE under the symbol "AMCR." Following the transaction, the Bemis Shares will be delisted from the NYSE and deregistered under the Exchange Act, and Bemis will no longer be a publicly held company and will cease filing its own periodic and other reports with the SEC. In addition, Amcor Shares will be delisted from the ASX and Amcor will no longer be a publicly held company in Australia or required to comply with the continuous disclosure requirements under the Australian Act and listing rules of the ASX.

        The terms and conditions of the transaction are contained in the Transaction Agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the Transaction Agreement carefully, as it is the legal document that governs the transaction. All descriptions in this summary and in this proxy statement/prospectus of the terms and conditions of the transaction are qualified in their entirety by reference to the Transaction Agreement, which is incorporated herein by this reference.

AMCO-030

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        The following diagrams are a simplified illustration of the structure of Bemis, Amcor and New Amcor before and following the completion of the transaction:

Prior to the Transaction

The Transaction

Following Completion of the Transaction

*
Following completion of the transaction, New Amcor will hold all of the equity in the legacy Amcor and Bemis legal entities.

AMCO-031

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Transaction Consideration (Page [    •    ])

        At the effective time, each Bemis Share issued and outstanding immediately prior to the effective time (but excluding Bemis Shares held as treasury stock by Bemis or by any of its subsidiaries) will automatically be cancelled and converted into the right to receive 5.1 validly issued, fully-paid and non-assessable New Amcor Shares. From and after the effective time, the holders of Bemis Shares will cease to have any rights with respect to the Bemis Shares except the right to receive the transaction consideration, including cash in lieu of fractional New Amcor Shares, if any, which would be issuable upon surrender of such Bemis Shares.

        The Transaction Agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the trading prices of either the Amcor Shares or Bemis Shares or currency exchange rates prior to the completion of the transaction. The value of the transaction consideration to Bemis shareholders will depend on the trading price of Amcor Shares at the time the transaction is completed and on currency exchange rates. The Transaction Agreement provides that the transaction consideration to be provided for each Bemis Share will be adjusted appropriately if at any time after the date of the Transaction Agreement and prior to the effective time, any change in the outstanding shares of capital stock of Bemis occurs by reason of any subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities, or other like change.

        For a full description of the consideration payable to Bemis shareholders, see the section entitled "The Transaction Agreement—Transaction Consideration."

Governance of New Amcor Following the Transaction (Page [    •    ])

Name of Company; Corporate Offices; Jurisdiction

        Following the transaction, the name of the combined company will be "Amcor plc," which we refer to herein as New Amcor. New Amcor will continue to maintain a critical presence in the same locations from which Amcor currently operates as well as at Neenah, Wisconsin and other key Bemis locations. New Amcor will be incorporated in Jersey, Channel Islands, with an intended tax domicile in the United Kingdom.

Board of Directors

        At and following the effective time, New Amcor's board of directors will consist of eleven directors, eight of whom will be from the existing Amcor board of directors and will be nominated by Amcor (the "Amcor nominees") and three of whom (the "Bemis nominees") will be from the existing Bemis board of directors and will be nominated by Bemis (each of whom will be subject to the prior written approval of Amcor). It is the intention of the parties that each member of New Amcor's board of directors as of immediately following the effective time will be nominated for reelection by shareholders at the first annual shareholders meeting of New Amcor following the effective time.

        Amcor's current Chairman, Mr. Graeme Liebelt, will continue to serve as Chairman of New Amcor's board of directors after the transaction, and Mr. Ronald Delia will continue to serve as the only executive officer on New Amcor's board of directors. For more information on the governance of New Amcor following the completion of the transaction, see "Management and Corporate Governance of New Amcor" beginning on page [    •    ] of this proxy statement/prospectus.

Management

        Amcor's current CEO, Mr. Ronald Delia, will continue in that role for New Amcor after the transaction. For more information on the governance of New Amcor following the completion of the

AMCO-032

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

transaction, see "Management and Corporate Governance of New Amcor" beginning on page [    •    ] of this proxy statement/prospectus.

Governing Documents

        As a result of the transaction, the holders of Bemis Shares and the holders of Amcor Shares will each become holders of New Amcor Shares or CDIs, and their rights will be governed by the laws of Jersey, Channel Islands, including the Jersey Companies Law, and the New Amcor Articles of Association. New Amcor's current articles of association will, as of immediately prior to the scheme closing and until amended after the effective time in accordance with its terms, be amended and restated in the form attached as Annex B to this proxy statement/prospectus.

        For additional information on post-closing governance, see "The Transaction—Governance of New Amcor Following the Transaction" and "The Transaction Agreement—Governance of New Amcor."

Recommendation of Bemis' Board of Directors; Bemis' Reasons for the Transaction (Page [    •    ])

        Bemis' board of directors has unanimously approved the Transaction Agreement, the scheme, the merger, the equity award treatment and the other transactions contemplated by the Transaction Agreement, and has unanimously determined and declared the Transaction Agreement, the scheme, the merger, the equity award treatment and the other transactions contemplated by the Transaction Agreement to be advisable to, fair to, and in the best interests of Bemis and its shareholders.

        Bemis' board of directors unanimously recommends that Bemis' shareholders vote:

  •
  "FOR" the approval of the Transaction Agreement;

  •
  "FOR" the approval, on a non-binding, advisory basis of specified compensatory arrangements between Bemis and its named executive officers;

  •
  "FOR" each of the non-binding advisory votes on New Amcor governance matters; and

  •
  "FOR" the approval to adjourn the Bemis Special Meeting.

        In reaching its decision, Bemis' board of directors considered a number of factors as generally supporting its decision to enter into the Transaction Agreement, including, among others, that the exchange ratio had an implied value per Bemis Share of $57.75, based on the closing price of Amcor Shares on the ASX as of August 3, 2018 (the last trading day prior to market speculation after the close of the ASX on August 3, 2018 regarding a transaction between Amcor and Bemis, and based on an Amcor share price of A$15.28 and an Australian dollar to U.S. dollar exchange rate of approximately 0.74, both as of August 3, 2018), which represented an approximate 25% premium to the closing price per Bemis Share on the NYSE on August 2, 2018; that payment of the transaction consideration in the form of equity of New Amcor offers Bemis' shareholders the opportunity to participate in the future earnings and growth of the combined company; that for U.S. federal income tax purposes, the merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and in accordance with such treatment, U.S. holders of Bemis Shares generally would not recognize gain or loss; that Bemis' shareholders will benefit from the net cost synergies expected to result from the transaction, which are projected to be at least $180 million annually (on a pre-tax basis) by the end of New Amcor's third fiscal year after closing; that the proposed transaction with Amcor was the most attractive strategic alternative available to Bemis' shareholders; and that the combined company will be a global leader in consumer packaging and will have a comprehensive global footprint with greater scale in every region and industry-leading research and development capabilities. Bemis' board of directors also considered a variety of risks and other potentially negative factors concerning the transaction including, among others, the risk that the transaction might not be completed in a timely manner or at all; risks related to Amcor's business; risks

AMCO-033

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

related to certain terms of the Transaction Agreement (including restrictions on the conduct of Bemis' business prior to the completion of the transaction); risks related to the diversion of management and resources from other strategic opportunities; and challenges and difficulties relating to integrating the operations of Amcor and Bemis. For a more complete discussion of these factors, see "The Transaction—Recommendation of Bemis' Board of Directors; Bemis' Reasons for the Transaction."

        In considering the recommendation of Bemis' board of directors, Bemis' shareholders should be aware that directors and executive officers of Bemis have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See "The Transaction—Interests of Bemis' Directors and Executive Officers in the Transaction."

Opinion of Bemis' Financial Advisor (Page [    •    ])

        Goldman Sachs & Co. LLC ("Goldman Sachs") delivered its oral opinion, subsequently confirmed in writing, to Bemis' board of directors that, as of August 6, 2018 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio ("Exchange Ratio") pursuant to the Transaction Agreement was fair from a financial point of view to the holders (other than Amcor and its affiliates) of the outstanding Bemis Shares.

        The full text of the written opinion of Goldman Sachs, dated August 6, 2018, which sets forth assumptions made, procedures followed, matters considered, qualifications to and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of Bemis' board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Bemis Shares should vote with respect to the transaction or any other matter. Pursuant to an engagement letter between Bemis and Goldman Sachs, Bemis has agreed to pay Goldman Sachs a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $37 million, $5 million of which became payable at announcement of the transaction and the remainder of which is contingent upon consummation of the transaction.

Information About the Bemis Special Meeting (Page [    •    ])

        The Bemis Special Meeting will be held at the Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54956, on [    •    ], 2019 at [    •    ] Central time. The Bemis Special Meeting is being held in order to vote on:

  •
  the Bemis Transaction Agreement Proposal;

  •
  the Bemis Compensation Proposal;

  •
  the Bemis Amendments Proposals; and

  •
  the Bemis Adjournment Proposal.

        Completion of the merger is conditioned on approval of the Bemis Transaction Agreement Proposal. However, approval of the Bemis Compensation Proposal, the Bemis Amendments Proposals and the Bemis Adjournment Proposal are not conditions to the obligation of either Bemis or Amcor to complete the transaction.

        Only holders of record of issued and outstanding Bemis Shares as of the close of business on [    •    ], 2019, the Record Date of the Bemis Special Meeting, are entitled to notice of, and to vote at, the Bemis Special Meeting or any adjournment or postponement of the Bemis Special Meeting. You may cast one vote for each Bemis Share that you owned as of the Record Date.

AMCO-034

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        The approval of the Bemis Transaction Agreement Proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding Bemis Shares entitled to vote at the Bemis Special Meeting. Because the affirmative vote required to approve the Bemis Transaction Agreement Proposal is based upon the total number of outstanding Bemis Shares, if you fail to submit a proxy or vote in person at the Bemis Special Meeting, you abstain or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote "AGAINST" the Bemis Transaction Agreement Proposal.

        The approval of the Bemis Compensation Proposal requires that the votes cast "FOR" the Bemis Compensation Proposal are of a number greater than the votes cast "AGAINST" the Bemis Compensation Proposal.

        The approval of each of the Bemis Amendments Proposals require that the votes cast "FOR" such Bemis Amendments Proposal are of a number greater than the votes cast "AGAINST" such Bemis Amendments Proposal.

        Approval of the Bemis Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present or represented and entitled to vote on that item of business, whether or not a quorum is present.

        As of the Record Date, directors and executive officers of Bemis and their affiliates owned and were entitled to vote [    •    ] Bemis Shares, representing approximately [    •    ]% of the Bemis Shares outstanding and entitled to vote on that date, and directors and executive officers of Amcor and their affiliates owned and were entitled to vote [    •    ] Bemis Shares, representing approximately [    •    ]% of the Bemis Shares outstanding and entitled to vote on that date. Bemis currently expects that Bemis' directors and executive officers will vote their Bemis Shares in favor of the Bemis Proposals, although none of them has entered into any agreement obligating him or her to do so.

Interests of Bemis' Directors and Executive Officers in the Transaction (Page [    •    ])

        When considering the recommendation of Bemis' board of directors that Bemis shareholders vote for the Bemis Transaction Agreement Proposal, Bemis shareholders should be aware that certain of the Bemis directors and executive officers may have interests in the transaction that are different from, or in addition to, the interests of the Bemis shareholders generally. Bemis' board of directors was aware of these interests when approving the transaction and when recommending that the Bemis shareholders approve the Transaction Agreement. These interests include, among others:

  •
  under the Transaction Agreement, Bemis Equity Awards (including those held by directors and executive officers) will be cancelled in exchange for New Amcor Shares according to calculations set forth in the Transaction Agreement;

  •
  Bemis is party to management agreements with each of its executive officers which provide for severance benefits upon qualifying terminations following the closing of the merger;

  •
  certain executive officers of Bemis have received retention bonus awards that will vest and be paid on the one-year anniversary of the closing, subject to the executive officer's continued employment through such date or such earlier termination of the executive officer's employment by Bemis other than for misconduct or non-performance; and

  •
  Bemis' directors and executive officers are entitled to continued indemnification and insurance coverage under the Transaction Agreement.

        For additional information regarding these interests, see "The Transaction—Interests of Bemis' Directors and Executive Officers in the Transaction" beginning on page [    •    ] of this proxy statement/prospectus. The compensation that may become payable to Bemis' named executive officers in connection with the transaction is subject to a non-binding advisory vote of the Bemis shareholders, as

AMCO-035

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

described in "Information about the Bemis Special Meeting—Bemis Proposal 2—Approval of the Bemis Compensation Proposal" beginning on page [    •    ] of this proxy statement/prospectus.

Treatment of Bemis Equity Awards (Page [    •    ])

        Pursuant to the Bemis Incentive Plan, all outstanding and unvested Bemis Equity Awards will vest (with Bemis PSUs vesting assuming target level of performance has been achieved) as of the effective time.

        Bemis RSUs.    As of the effective time, each Bemis RSU outstanding immediately prior to the effective time will be cancelled in exchange for (i) a number of New Amcor Shares determined by multiplying the number of Bemis Shares subject to such Bemis RSU immediately prior to the effective time by the exchange ratio, (ii) any fractional share consideration payable in cash with respect thereto, and (iii) with respect to any Bemis RSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

        Bemis PSUs.    As of the effective time, each Bemis PSU outstanding immediately prior to the effective time will be cancelled in exchange for (i) a number of New Amcor Shares determined by multiplying the number of Bemis Shares subject to such Bemis PSU immediately prior to the effective time (assuming the target level of performance has been achieved) by the exchange ratio, (ii) any fractional share consideration payable in cash with respect thereto, and (iii) with respect to any Bemis PSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

        Bemis Cash-Settled RSUs.    As of the effective time, each Bemis Cash-Settled RSU outstanding immediately prior to the effective time will be cancelled in exchange for an amount in cash equal to the sum of (i) the product of (A) the number of Bemis Shares subject to such Bemis Cash-Settled RSU immediately prior to the effective time multiplied by (B) the exchange ratio multiplied by (C) the weighted average price of New Amcor Shares on the three trading dates before settlement of Bemis RSUs or Bemis PSUs and (ii) with respect to any Bemis Cash-Settled RSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

Regulatory Approvals (Page [    •    ])

Antitrust Clearance in the United States

        Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the parties are prevented from consummating the transaction until, among other things, Amcor and Bemis have filed notifications with and furnished certain information to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated.

        On August 31, 2018, each of Amcor and Bemis filed a Notification and Report Form for Certain Mergers and Acquisitions with the Antitrust Division and the FTC as required pursuant to the HSR Act. On October 26, 2018, Amcor and Bemis each received a second request from the Antitrust Division. Merger control review in the U.S. is ongoing.

Non-U.S. Antitrust Clearances

        Amcor and Bemis derive revenues in other jurisdictions where merger control filings or clearances may be necessary or recommended, including, among others, approval in the European Union by the European Commission. The transaction cannot be consummated until the closing conditions relating to applicable filings or clearances under the antitrust laws in the required jurisdictions have been satisfied

AMCO-036

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

or waived. Amcor and Bemis have also made merger control filings in a limited number of additional jurisdictions, but completion of the transaction is not conditioned on clearance from those jurisdictions having been achieved or waived.

Australian Court and Amcor Shareholder Approval

        Under the Australian Act, the scheme must be approved by Amcor shareholders and the Court to become effective. At the First Court Hearing, Amcor will seek orders to convene a meeting of Amcor shareholders to vote on a resolution to approve the scheme. The shareholders' resolution to approve the scheme must be passed by: (1) a majority in number of Amcor shareholders that are present and voting at the scheme meeting (either in person or by proxy); and (2) 75% of the votes cast on the resolution. If the resolution to approve the scheme is passed at the scheme meeting and all other conditions to the scheme are satisfied or waived, Amcor will then seek approval of the Court for the scheme at the Second Court Hearing. The First Court Hearing is currently scheduled for [    •    ], 2019 and the meeting of Amcor shareholders is currently scheduled for [    •    ]. If the resolution to approve the scheme is passed at the scheme meeting, the Second Court Hearing would occur on [    •    ], 2019, subject to all other conditions being satisfied or waived. These dates are indicative and may change. Amcor will announce any changes to these dates on ASX.

        For a more detailed discussion of the antitrust and other regulatory filings and clearances in the U.S. and in jurisdictions other than the U.S., see the section entitled "The Transaction—Regulatory Approvals."

Dissenters' Rights (Page [    •    ])

        Under Section 351.455 of the Missouri Code, Bemis shareholders who do not vote in favor of the Bemis Transaction Agreement Proposal and who follow the procedures summarized in greater detail under "The Transaction—Dissenters' Rights of Bemis Shareholders," beginning on page [    •    ] of this proxy statement/prospectus, will have the right to dissent from the Bemis Transaction Agreement Proposal and obtain, in the event of and following the consummation of the transaction, appraisal and payment in cash of the fair value of their Bemis Shares as of the day prior to the date of the Bemis Special Meeting ("Dissenters' Rights"). No Bemis shareholder exercising Dissenters' Rights will be entitled to the transaction consideration or any dividends or other distributions coming into effect following the transaction unless and until the holder fails to perfect or effectively withdraws or loses his or her right to dissent from the Bemis Transaction Agreement Proposal. If you are contemplating exercising your Dissenters' Rights, we urge you to read carefully the provisions of Section 351.455 of the Missouri Code, which is attached to this proxy statement/prospectus as Annex D, and consult with your legal counsel before exercising or attempting to exercise these rights. Bemis shareholders receiving cash upon exercise of Dissenters' Rights may recognize gain for U.S. federal income tax purposes. For more information, see "The Transaction—Dissenters' Rights of Bemis Shareholders" beginning on page [    •    ] of this proxy statement/prospectus and "—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus.

Listing of New Amcor Shares and CDIs (Page [    •    ])

        At the closing of the transaction, New Amcor will become a publicly traded company and the New Amcor Shares are expected to be listed on the NYSE under the symbol "AMCR."

        Amcor Shares will not be traded on the ASX following the closing of the transaction, but interests in New Amcor Shares will be quoted and traded on the financial market operated by the ASX in the form of CDIs under the ASX ticker symbol "AMC."

AMCO-037

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Delisting and Deregistration of the Bemis Shares (Page [    •    ])

        Following the consummation of the transaction, the Bemis Shares will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded. At such time, Bemis will cease filing its own periodic and other reports with the SEC.

Closing and Effective Time (Page [    •    ])

        Subject to the satisfaction or waiver of the conditions to the scheme becoming effective as set forth in the Transaction Agreement, the scheme will be implemented in accordance with the terms of the scheme and the deed poll. If Amcor Shareholder Approval is obtained at the scheme meeting and all other conditions to the scheme are satisfied or waived, Amcor will then seek approval of the Court for the scheme. The date on which the scheme is approved by order of the Court pursuant to the Australia Act is referred to as the Sanction Date. The scheme will become effective on the date on which the Court order approving the scheme is filed with ASIC (referred to as the scheme closing). The scheme is expected to become effective on the Sanction Date or the Business Day following the Sanction Date. The transfer of the Amcor Shares to New Amcor in accordance with the scheme (referred to as the scheme implementation) is expected to occur approximately ten days after the scheme becomes effective.

        Subject to the satisfaction or waiver of the conditions to the consummation of the merger set forth in the Transaction Agreement, the closing of the merger will take place as promptly as reasonably practicable following the scheme implementation (and, to the extent reasonably practicable, on the scheme implementation date). The date and time that the merger becomes effective is referred to herein as the effective time.

Conditions That Must Be Satisfied or Waived for the Transaction to Occur (Page [    •    ])

Conditions That Must Be Satisfied or Waived for the Scheme to Occur

        As more fully described in this proxy statement/prospectus and as set forth in the Transaction Agreement, the effectiveness of the scheme is subject to the satisfaction or waiver of the following conditions:

  •
  the Amcor Shareholder Approval must have been duly obtained at the scheme meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken);

  •
  the approval by the Court (or any court of competent jurisdiction on appeal therefrom) (without material modification) of the scheme pursuant to the Australian Act;

  •
  on or before the Sanction Date, the Bemis Shareholder Approval must be duly obtained at the Bemis Special Meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken);

  •
  prior to or on the Sanction Date, (i) the NYSE having approved the listing of the New Amcor Shares to be issued to the holders of Bemis Shares and the New Amcor Shares underlying the CDIs to be issued to holders of Amcor Shares pursuant to the transaction, subject to official notice of issuance, and (ii) ASX having provided approval for the admission of New Amcor to the official list of ASX and the approval for official quotation of the CDIs, whether or not such approval is subject to conditions;

  •
  prior to or on the Sanction Date, the applicable waiting periods under the HSR Act in connection with the consummation of the transaction must have expired or been earlier terminated;

AMCO-038

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  prior to or on the Sanction Date, all required governmental consents under the antitrust laws of the U.S., the European Union and certain other specified countries must have been obtained and remain in full force and effect and all applicable waiting periods must have expired, lapsed or been terminated (as appropriate);

  •
  prior to or on the Sanction Date, the registration statement on Form S-4 of which this proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order or proceedings initiated by the SEC seeking any stop order;

  •
  prior to or on the Sanction Date, no governmental entity of a competent jurisdiction must have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal consummation of the transaction (it being understood that if any such law or order arises out of or relates to antitrust laws, such law or order will only constitute a condition to the scheme to the extent the violation or contravention of such law or order as in effect would reasonably be expected to result in criminal liability to any person, personal liability to any director or officer of Amcor, Merger Sub, New Amcor, Bemis or any of their respective subsidiaries, or a material and adverse effect on New Amcor and its subsidiaries following the effective time);

  •
  prior to or on the Sanction Date, one of the following has occurred: (i) New Amcor has received written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) ("FATA"), by or on behalf of the Treasurer of the Commonwealth of Australia, advising that the Commonwealth Government of Australia has no objections to the scheme, either unconditionally or on conditions that are acceptable to New Amcor acting reasonably; (ii) the Treasurer becomes precluded by passage of time from making an order or decision under Part 3 of the FATA in relation to the scheme and the scheme is not prohibited by section 82 of the FATA; or (iii) where an interim order is made under section 68 of the FATA in respect of the scheme, the subsequent period for making an order or decision under Part 3 of the FATA elapses without the Treasurer making such an order or decision; and

  •
  prior to or on the Sanction Date, the Transaction Agreement has not been terminated in accordance with its terms.

        As more fully described in this proxy statement/prospectus and as set forth in the Transaction Agreement, the obligations of each of Amcor and New Amcor to effect the scheme are also subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Amcor) of the following conditions on or before the Sanction Date:

  •
  the representations and warranties of Bemis are true and correct to the extent required by, and subject to the applicable materiality standards set forth in, the Transaction Agreement, together with the receipt by Amcor of a certificate executed by Bemis' chief executive officer or chief financial officer to such effect;

  •
  Bemis has in all material respects performed the obligations and complied with the covenants required to be performed or complied with by it under the Transaction Agreement, together with the receipt by Amcor of a certificate executed by Bemis' chief executive officer or chief financial officer to such effect; and

  •
  Amcor has received an opinion or written advice to the effect that there has been no Tax Law Change that causes the merger and the scheme to fail to qualify for the Intended Tax Treatment.

        As more fully described in this proxy statement/prospectus and as set forth in the Transaction Agreement, the obligations of Bemis to effect the scheme are subject to the satisfaction (or, to the

AMCO-039

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

extent permitted by applicable law, waiver by Bemis) of the following conditions on or before the Sanction Date:

  •
  the representations and warranties of Amcor are true and correct to the extent required by, and subject to the applicable materiality standards set forth in, the Transaction Agreement, together with the receipt by Bemis of a certificate executed by Amcor's chief executive officer or chief financial officer to such effect;

  •
  each of Amcor, New Amcor and Merger Sub has in all material respects performed the obligations and complied with the covenants required to be performed or complied with by them under the Transaction Agreement, together with the receipt by Bemis of a certificate executed by Amcor's chief executive officer or chief financial officer to such effect; and

  •
  Bemis has received an opinion or written advice to the effect that there has been no Tax Law Change that causes the merger and the scheme to fail to qualify for the Intended Tax Treatment.

Conditions That Must Be Satisfied or Waived for the Merger to Occur

        Amcor and Bemis expect a period of approximately ten days between the scheme closing date and the closing of the merger. As more fully described in this proxy statement/prospectus and as set forth in the Transaction Agreement, the obligation of each of Amcor, Merger Sub, New Amcor and Bemis to complete the merger is subject to the effectiveness of the scheme and the satisfaction of the following additional conditions:

  •
  the scheme implementation has occurred; and

  •
  no governmental entity of a competent jurisdiction must have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal consummation of the transaction (it being understood that if any such law or order arises out of or relates to antitrust laws, such law or order will only constitute a condition hereunder to the extent the violation or contravention of such law or order as in effect would reasonably be expected to result in criminal liability to any person or entity, personal liability to any director or officer of Amcor, Merger Sub, New Amcor, Bemis or any of their respective subsidiaries, or a material and adverse effect on New Amcor and its subsidiaries following the effective time).

        Further, as more fully described in this proxy statement/prospectus and as set forth in the Transaction Agreement:

  •
  the obligation of each of Amcor, Merger Sub and New Amcor to effect the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by New Amcor) of the condition that, between the scheme closing and the merger closing, Bemis complied in all material respects with the interim operating covenants described in "The Transaction Agreement—Covenants Regarding Conduct of Business—Conduct of Business by Bemis"; and

  •
  the obligation of Bemis to effect the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Bemis) of the condition that, between the scheme closing and the merger closing, Amcor complied in all material respects with the interim operating covenants described in "The Transaction Agreement—Covenants Regarding Conduct of Business—Conduct of Business by Amcor," the covenants described in "—Governance of New Amcor" and covenants regarding treatment of Amcor equity awards.

No Solicitation or Negotiation of Acquisition Proposals (Page [    •    ])

        The Transaction Agreement (except as noted below) generally restricts both Amcor's and Bemis' ability to: (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the

AMCO-040

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

making of any proposal or offer, that constitutes, or would reasonably be expected to lead to, any Competing Proposal (as defined in the section entitled "The Transaction Agreement—Non-Solicitation"); (ii) engage or otherwise participate in any discussions or negotiations with any third party relating to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; (iii) provide any non-public information or data to any individual or entity in connection with, related to or in contemplation of any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; (iv) amend, grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of its equity securities or equity securities of any of its subsidiaries, unless its board of directors determines after considering advice from outside legal counsel that the failure to amend, waive, release or fail to enforce such provision would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; (v) in the case of Bemis only, approve any individual or entity becoming an "interested shareholder" under Section 351.459 of the Missouri Code; (vi) in the case of Amcor only, consent to or agree that takeover offers and accompanying documents be sent earlier under section 633(6) of the Australian Act; (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal (other than a Competing Proposal NDA); or (viii) make an Adverse Recommendation Change (as defined in the section entitled "The Transaction Agreement—Non-Solicitation").

        However, prior to the receipt of Amcor Shareholder Approval, in the case of Amcor, or prior to the receipt of Bemis Shareholder Approval, in the case of Bemis, either party may, in response to a bona fide written Competing Proposal made after the date of the Transaction Agreement that did not result from a breach of the non-solicitation provisions of the Transaction Agreement, subject to compliance with certain notice and information requirements: (i) contact the person who made such Competing Proposal and its representatives solely to (x) clarify the terms and conditions thereof or (y) inform such person of the existence of the non-solicitation provisions of the Transaction Agreement; (ii) provide access to information regarding such party or any of its subsidiaries in response to a request therefor to the person who made such Competing Proposal and such person's representatives subject to a Competing Proposal NDA (as defined in the section entitled "The Transaction Agreement—Non-Solicitation"); and (iii) participate in discussions or negotiations with any such person and its representatives regarding such Competing Proposal, if, and only if, prior to taking any action described in (ii) or (iii) above, such party's board of directors determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation that (A) the failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable law and (B) such Competing Proposal either constitutes a Superior Proposal (as defined in the section entitled "The Transaction Agreement—Non-Solicitation") or would reasonably be expected to result in a Superior Proposal.

No Change in Recommendation or Alternative Transaction (Page [    •    ])

        Subject to certain exceptions described in the section entitled "The Transaction Agreement—Board Change of Recommendation," neither Amcor's nor Bemis' board may make an Adverse Recommendation Change.

        However, subject to complying with certain obligations described below, each party's board of directors may:

  •
  in connection with a Competing Proposal (subject to complying with the non-solicitation provisions of the Transaction Agreement), (A) make an Adverse Recommendation Change and/or (B) terminate the Transaction Agreement in order to concurrently enter into a definitive agreement for a Superior Proposal, in either case if the Competing Proposal is not withdrawn

AMCO-041

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    and such party's board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, that such Competing Proposal constitutes a Superior Proposal; or

  •
  other than in connection with a Competing Proposal, make an Adverse Recommendation Change if there is an Intervening Event.

        In each case, prior to taking any such action, such party's board of directors must determine in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account any proposal by the other party to amend the terms of the Transaction Agreement and the transaction, that the failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable law.

        Notwithstanding the above, each party's board of directors may not make an Adverse Recommendation Change or terminate the Transaction Agreement in order to concurrently enter into a definitive agreement for a Superior Proposal, unless, prior to taking such action, (A) such party provides written notice to the other party advising that such party intends to take such action and the basis for doing so and, (B) during a four Business Day period after delivery of such written notice (which may be extended in the event of any amendment to the financial or other material terms of any such Superior Proposal), if requested by the other party, discusses and negotiates in good faith with the other party and its representatives regarding any proposal by such other party to amend the terms of the Transaction Agreement and the transaction in response to such Superior Proposal or other potential Adverse Recommendation Change. See the section entitled "The Transaction Agreement—Board Change of Recommendation" of this proxy statement/prospectus.

        Concurrently with any such termination, the terminating party must pay or cause to be paid to the other party a termination fee of $130 million prior to or concurrently with such termination. In addition, if a party makes an Adverse Recommendation Change, the other party is permitted to terminate the Transaction Agreement, in which case the non-terminating party would be obligated to pay or cause to be paid to the terminating party a termination fee of $130 million.

Termination of the Transaction Agreement (Page [    •    ])

        Termination Prior to the Scheme Closing.    The Transaction Agreement may be terminated and the transaction may be abandoned at any time prior to the scheme closing (but not during the period between the scheme closing and the effective time of the merger) under the following circumstances:

  •
  by either Amcor or Bemis:

  •
  if the Amcor Shareholder Approval is not obtained at the scheme meeting, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken, which is referred to as the Amcor shareholder approval failure termination right;

  •
  if the Bemis Shareholder Approval is not obtained at the Bemis Special Meeting, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken, which is referred to as the Bemis shareholder approval failure termination right; or

  •
  if the Court declines or refuses to make any orders directing Amcor to convene the scheme meeting or declines or refuses to approve the scheme, and either (x) no appeal of such court's decision is made, or (y) on appeal, a court of competent jurisdiction issues a final and non-appealable ruling upholding the declination or refusal (as applicable) of such court, and such outcome was not principally caused by a material breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by the party seeking to terminate the Transaction Agreement, which is referred to as the scheme approval failure termination right;

AMCO-042

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  by Amcor:

  •
  if Bemis has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, such that the conditions to Amcor's obligation to consummate the transaction would not be satisfied (subject to Bemis' right to cure, and provided that Amcor, Merger Sub and New Amcor are not then in breach), which is referred to as the Amcor material breach termination right;

  •
  in order for Amcor to concurrently enter into a definitive agreement with respect to a Superior Proposal (provided that Amcor pays or causes to be paid to Bemis the termination fee prior to or concurrently with such termination), which is referred to as the Amcor superior proposal termination right; or

  •
  if, prior to obtaining the Bemis Shareholder Approval, (i) Bemis' board of directors effects an Adverse Recommendation Change, or (ii) at any time after a Competing Proposal with respect to Bemis has been publicly proposed or publicly announced, Bemis' board of directors fails to publicly affirm Bemis' Board Recommendation within ten Business Days after receipt of any written request to do so from Amcor (provided that Amcor is only permitted to make such request once with respect to any Competing Proposal with respect to Bemis or any material and publicly proposed or disclosed amendment thereto), which is collectively referred to as the Amcor adverse recommendation change termination right;

  •
  by Bemis:

  •
  if Amcor, Merger Sub or New Amcor has breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in the Transaction Agreement, such that the conditions to Bemis' obligation to consummate the transaction would not be satisfied (subject to Amcor's, Merger Sub's and New Amcor's right to cure, and provided that Bemis is not then in breach), which is referred to as the Bemis material breach termination right;

  •
  in order for Bemis to concurrently enter into a definitive agreement with respect to a Superior Proposal (provided that Bemis pays or causes to be paid to Amcor the termination fee prior to or concurrently with such termination, which is referred to as the Bemis superior proposal termination right); or

  •
  if, prior to obtaining the Amcor Shareholder Approval, (i) Bemis' board of directors effects an Adverse Recommendation Change, or (ii) at any time after a Competing Proposal with respect to Amcor has been publicly proposed or publicly announced, Amcor's board of directors fails to publicly affirm Amcor's Board Recommendation within ten Business Days after receipt of any written request to do so from Bemis (provided that Bemis is only permitted to make such request once with respect to any Competing Proposal with respect to Amcor or any material and publicly proposed or disclosed amendment thereto), which is collectively referred to as the Bemis adverse recommendation change termination right; or

  •
  by mutual written consent of Amcor and Bemis, if, as a result of a Tax Law Change since the date of the Transaction Agreement, either party is unable to obtain from its respective tax advisor an opinion or other written advice to the effect that there has been no Tax Law Change that causes the merger and the scheme to fail to qualify for the Intended Tax Treatment.

        Termination Prior to the Effective Time.    In addition to the circumstances listed above, the Transaction Agreement may be terminated and the transaction may be abandoned at any time prior to the effective time of the merger (including after the scheme closing) under the following circumstances:

  •
  by mutual written consent of Amcor and Bemis; or

AMCO-043

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  by either Amcor or Bemis:

  •
  if the scheme closing or the merger closing has not occurred by 5:00 p.m. (U.S. Central Time) on August 6, 2019 (subject to extension by either party until February 6, 2020 in order to obtain antitrust or other regulatory approvals) (and such outcome was not principally caused by the party seeking to terminate), which is referred to as the end date termination right; or

  •
  if any government entity of competent jurisdiction has issued a final and nonappealable order or law permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the scheme (and such outcome was not principally caused by the party seeking to terminate). If such law or order arises out of or relates to antitrust laws, such law or order will only result in a right to terminate the Transaction Agreement to the extent the violation or contravention of such law or order as in effect would reasonably be expected to result in criminal liability to any person, personal liability to any director or officer of Amcor, Merger Sub, New Amcor, Bemis or any of their respective subsidiaries, or a material and adverse effect on New Amcor and its subsidiaries following the effective time.

Termination Fees and Expenses (Page [    •    ])

        Bemis has agreed to pay Amcor a termination fee of $130 million if the Transaction Agreement is terminated:

  •
  by Amcor pursuant to the Amcor adverse recommendation change termination right;

  •
  by either Amcor or Bemis pursuant to the end date termination right or the scheme approval failure termination right at a time when the Transaction Agreement is terminable by Amcor pursuant to the Amcor adverse recommendation change termination right;

  •
  by Bemis pursuant to the Bemis superior proposal termination right; or

  •
  (i) by either Amcor or Bemis pursuant to the end date termination right or the Bemis shareholder approval failure termination right, or by Amcor pursuant to the Amcor material breach termination right following a breach of a covenant by Bemis, (ii) prior to such termination but after the date of the Transaction Agreement, a bona fide Competing Proposal has been publicly made to Bemis or any of its subsidiaries, has been made directly to the Bemis shareholders generally or otherwise has become public or any person has publicly announced an intention (whether or not conditional) to make a bona fide Competing Proposal to Bemis or, in the case of termination by Amcor pursuant to the Amcor material breach termination right, a Competing Proposal has been made publicly or privately to Bemis' board of directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in the preceding clauses (i) and (ii), Bemis consummates a Competing Proposal or enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to "20% or more" in the definition of "Competing Proposal" will be deemed to be references to "more than 50%").

        Amcor has agreed to pay Bemis a termination fee of $130 million if the Transaction Agreement is terminated:

  •
  by Bemis pursuant to the Bemis adverse recommendation change termination right;

  •
  by either Amcor or Bemis pursuant to the end date termination right or the scheme approval failure termination right at a time when the Transaction Agreement is terminable by Bemis pursuant to the Bemis adverse recommendation change termination right;

AMCO-044

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  by Amcor pursuant to the Amcor superior proposal termination right; or

  •
  (i) by either Amcor or Bemis pursuant to the end date termination right, the Amcor shareholder approval failure termination right or the scheme approval failure termination right, or by Bemis pursuant to the Bemis material breach termination right following a breach of a covenant by Amcor, (ii) prior to such termination but after the date of the Transaction Agreement, a bona fide Competing Proposal has been publicly made to Amcor or any of its subsidiaries, has been made directly to the Amcor shareholders generally or otherwise has become public or any person has publicly announced an intention (whether or not conditional) to make a bona fide Competing Proposal to Amcor or, in the case of termination by Bemis pursuant to the Bemis material breach termination right, a Competing Proposal has been made publicly or privately to Amcor's board of directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in the preceding clauses (i) and (ii), Amcor consummates a Competing Proposal or enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to "20% or more" in the definition of "Competing Proposal" will be deemed to be references to "more than 50%").

        A party's receipt of the termination fee will be its sole and exclusive remedy for monetary damages under the Transaction Agreement, except in the case of Intentional Breach (as defined in "The Transaction Agreement—Effect of Termination") by the other party. Neither party will be required to pay the termination fee on more than one occasion.

Accounting Treatment (Page [    •    ])

        The transaction will be accounted for as a business combination under GAAP. For a more detailed discussion of the accounting treatment of the transaction, see the section entitled "The Transaction—Accounting Treatment."

Material U.S., U.K. and Jersey Income Tax Considerations (Page [    •    ])

        U.S. Income Tax.    Kirkland & Ellis has rendered to New Amcor its opinion, dated [    •    ], 2019, to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as an exhibit to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and representations from Bemis, Amcor, New Amcor and Merger Sub, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger and the scheme, taken together, will qualify as an exchange within the meaning of Section 351 of the Code, and the merger and the scheme should not be subject to Section 367(a)(1) of the Code based on the assumption that (x) information provided by Amcor and Bemis regarding historical transactions that could impact their relative valuation, as calculated under Treasury Regulations section 1.367(a)-3(c), is complete and accurate and (y) market conditions between the date hereof and the effective time do not impact the relative valuation of Amcor and Bemis in a manner that causes Bemis's value, as calculated for purposes of Treasury Regulations section 1.367(a)-3(c), to equal or exceed Amcor's.

        Assuming that the merger and the scheme are so treated, as applicable, if you are a U.S. holder of Bemis Shares or Amcor Shares and you exchange all of your Bemis Shares or Amcor Shares for New Amcor Shares in the merger or the scheme, as applicable, you should not recognize any gain or loss with respect to your Bemis Shares or Amcor Shares, except, in the case of Bemis Shares, to the extent of any cash you may receive in lieu of a fractional share, and to the extent you will own directly, indirectly or constructively through certain attribution rules, at least five percent of either the total voting power or total value of New Amcor immediately after the transaction and you do not file with the IRS a gain recognition agreement, in accordance with the applicable Treasury Regulations under Section 367 of the Code.

AMCO-045

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        If, notwithstanding the parties' expectation, Section 367(a)(1) of the Code were to apply to the merger, however, a U.S. holder of Bemis Shares would recognize gain (but not loss) realized on such exchange.

        As a condition to the scheme, Bemis will request that Cleary Gottlieb, or other nationally recognized tax counsel or a "Big 4" accounting firm, render its opinion or written advice to Bemis, which will be dated the Sanction Date and based on customary representations and assumptions, that there has been no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

        As a condition to the scheme, Amcor will request that a nationally recognized tax counsel or a "Big 4" accounting firm render its opinion or written advice to Amcor, which will be dated the Sanction Date and based on customary representations and assumptions, that there has been no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

        For a more complete description of the U.S. federal income tax consequences of the transaction to U.S. holders, please see the section entitled "The Transaction—U.S., U.K. and Jersey Income Tax Considerations—U.S. Federal Income Tax Consequences to U.S. Holders" beginning on page [    •    ] of this proxy statement/prospectus.

        Determining the actual tax consequences of the merger and the scheme to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger and the scheme to you.

U.S. Federal Securities Law Consequences (Page [    •    ])

        Following the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, the New Amcor Shares issued in the transaction to holders of Bemis Shares will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for New Amcor Shares issued to any holder of Bemis Shares who may be deemed an "affiliate" for purposes of Rule 144 of the Securities Act of New Amcor after completion of the transaction. Persons who may be deemed "affiliates" of New Amcor generally include individuals or entities that control, are controlled by or are under common control with, New Amcor and may include the executive officers and directors of New Amcor as well as its principal shareholders.

        The New Amcor Shares and CDIs to be issued in the transaction to holders of Amcor Shares have not been, and are not expected to be, registered under the Securities Act or the securities laws of any other jurisdiction. The New Amcor Shares and CDIs to be issued in the transaction to holders of Amcor Shares will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act based on the approval of the scheme by the Court. Section 3(a)(10) of the Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. If the Court approves the scheme, its approval will constitute the basis for the New Amcor Shares and CDIs to be issued without registration under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. The New Amcor Shares and CDIs issued pursuant to Section 3(a)(10) of the Securities Act will be freely transferable under U.S. federal securities laws, except by any holder of Amcor Shares who may be deemed an "affiliate" for purposes of Rule 144 of the Securities Act of New Amcor after completion of the transaction.

AMCO-046

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        In the event that New Amcor Shares or CDIs are in fact held by affiliates of New Amcor, those holders may resell the New Amcor Shares (1) in accordance with the provisions of Rule 144 under the Securities Act or (2) as otherwise permitted under the Securities Act. Rule 144 generally provides that "affiliates" of New Amcor may not sell securities of New Amcor received in the transaction unless the sale is effected in compliance with the volume, current public information, manner of sale and timing limitations set forth in such rule. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding New Amcor Shares or the average weekly reported trading volume in such securities over the four calendar weeks preceding the placement of the sale order, provided that the sales are made in unsolicited, open market "broker transactions" and that current public information on New Amcor is available.

Comparison of the Rights of Holders of Bemis Shares and New Amcor Shares (Page [    •    ])

        As a result of the transaction, the holders of Bemis Shares will become holders of New Amcor Shares, and their rights will be governed by the laws of Jersey, Channel Islands, including the Jersey Companies Law (instead of Missouri law, including the Missouri Code) and the New Amcor Articles of Association (instead of the Bemis articles of incorporation and the Bemis bylaws). Following the transaction, former Bemis shareholders will have different rights as New Amcor shareholders than they did as Bemis shareholders. For a summary of the material differences between the rights of Bemis shareholders and New Amcor shareholders, see the section entitled "Comparison of the Rights of Holders of Bemis Shares and New Amcor Shares."

Risk Factors (Page [    •    ])

        The transaction and an investment in New Amcor Shares involve risks, some of which are related to the transaction and others of which are related to Amcor's and Bemis' respective businesses and to the business of New Amcor and to investing in and ownership of New Amcor Shares following the transaction, assuming it occurs. In considering the transaction, you should carefully consider the information about these risks set forth under the section entitled "Risk Factors," together with the other information included or incorporated by reference into this proxy statement/prospectus.

AMCO-047

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

        By voting in favor of the transaction, Bemis shareholders will be choosing to invest in New Amcor Shares following the completion of the transaction. An investment in New Amcor Shares involves a high degree of risk. Before you vote, you should carefully consider the risks described below, those described in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ] of this proxy statement/prospectus and the other information contained in this proxy statement/prospectus or in the documents of Bemis incorporated by reference into this proxy statement/prospectus, particularly the risk factors discussed in this section of this proxy statement/prospectus entitled "Risk Factors" and in the section entitled "Risk Factors" in Bemis' Annual Report on Form 10-K for the year ended December 31, 2018, and risk factors contained or incorporated by reference into such documents, each of which is incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus. In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Amcor or Bemis assess the impact of all factors on the transaction and New Amcor following the transaction or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Transaction

Because the market value of New Amcor Shares that Bemis shareholders will receive in the transaction may fluctuate, Bemis shareholders cannot be sure of the market value of the consideration that they will receive in the transaction.

        On August 6, 2018, New Amcor, Amcor, Merger Sub and Bemis entered into the Transaction Agreement, pursuant to which Amcor shareholders and Bemis shareholders would hold approximately 71% and 29%, respectively, of the shares of New Amcor upon the completion of the transaction. The consideration that Bemis shareholders will receive upon completion of the transaction is a fixed number of New Amcor Shares for each Bemis share held (except to the extent of any cash received in lieu of fractional New Amcor Shares), not a number of shares that will be determined based on a fixed market value. Prior to the effective time, there has not been and will not be an established public trading market for New Amcor Shares. The market value of New Amcor Shares will reflect the combination of Amcor and Bemis based upon the respective exchange ratios for Amcor Shares and Bemis Shares. As the market price of Amcor Shares or currency exchange rates fluctuate, the implied value of New Amcor Shares, including in comparison to the value of Bemis Shares, will fluctuate too. The transaction consideration will not be adjusted to reflect any changes in the market value of Amcor Shares, the exchange rate between the Australian dollar and U.S. dollar or the market value of Bemis Shares.

        Changes in Amcor's or Bemis' share price may result from a variety of factors, including, among others, changes in Amcor's or Bemis' respective businesses, operations or prospects, regulatory considerations, governmental actions, legal proceedings and general business, market, industry, political or economic conditions. Many of these factors are beyond Bemis' or Amcor's control. As a result, the aggregate market value of the New Amcor Shares that a Bemis shareholder is entitled to receive at the time that the transaction is completed could vary significantly from the value of the equivalent Amcor Shares on the date of the Transaction Agreement, the date of this proxy statement/prospectus or the date of the Bemis Special Meeting and, at the time of the Bemis Special Meeting, Bemis shareholders will neither know nor be able to calculate the value of the transaction consideration they would receive upon completion of the transaction. Neither Amcor nor Bemis is permitted to terminate the Transaction Agreement solely because of changes in currency exchange rates or in the market prices of Bemis Shares or Amcor Shares. Shareholders are urged to obtain current market quotations for Amcor Shares and Bemis Shares. See the section entitled "Comparative Historical and Unaudited Pro Forma

AMCO-048

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Per Share Information" for additional information on the historical market values of Amcor Shares and Bemis Shares.

The completion of the transaction contemplated by the Transaction Agreement is subject to a number of conditions and the Transaction Agreement may be terminated in accordance with its terms. As a result, there is no assurance when or if the transaction will be completed.

        The completion of the transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the Transaction Agreement. These include, among others, (a) the adoption of the Bemis Transaction Agreement Proposal at the Bemis Special Meeting by holders of at least two-thirds of the outstanding Bemis Shares entitled to vote thereon; (b) the approval by at least 75% of the votes cast on the resolution to approve the scheme and at least a majority of the number of Amcor shareholders who vote at the Amcor scheme meeting; (c) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part; (d) no governmental entity having enacted any law or issued any order (whether temporary, preliminary or permanent) enjoining or otherwise prohibiting or making illegal consummation of the transaction; (e) the expiration or termination of all applicable waiting periods under the HSR Act and the antitrust laws of certain specified non-U.S. jurisdictions, and the obtaining of all required pre-closing approvals or clearances reasonably required under these laws; (f) approval of the listing of the New Amcor Shares on the NYSE, subject to official notice of issuance, and approval of the listing of the CDIs on the ASX; (g) the approval by the Court of the scheme pursuant to the Australian Act; (h) the accuracy of the representations and warranties contained in the Transaction Agreement (subject to specified materiality qualifiers); and (i) compliance with the covenants and agreements in the Transaction Agreement in all material respects. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to close the transaction.

        In addition, if the transaction is not completed by August 6, 2019 (subject to extension by either party until February 6, 2020 in order to obtain antitrust or other regulatory approvals), either Amcor or Bemis may choose to terminate the Transaction Agreement. However, this right to terminate the Transaction Agreement will not be available to Amcor or Bemis if such party has materially breached the Transaction Agreement and the breach is the principal cause of the failure of the transaction to be completed prior to such date. Amcor or Bemis may elect to terminate the Transaction Agreement in certain other circumstances, including if the Amcor shareholders or Bemis shareholders fail to approve the transaction at their respective shareholder meetings, and Amcor and Bemis can mutually decide to terminate the Transaction Agreement at any time prior to the effective time, before or after the required approval by the Amcor shareholders or the Bemis shareholders. For more information, see the sections entitled "The Transaction Agreement—Conditions That Must Be Satisfied or Waived for the Transaction to Occur" and "—Termination of the Transaction Agreement."

The completion of the transaction is subject to receipt of consents, orders and approvals from regulatory and governmental entities, which may delay, or result in conditions or restrictions on, the closing of the transaction, reduce the anticipated benefits of the transaction, or prevent the closing of the transaction entirely.

        The completion of the transaction is subject to the satisfaction or waiver of a number of conditions relating to the receipt of consents, orders and approvals from regulatory and governmental entities, as well as the absence of any injunctions prohibiting the completion of the transaction. As a result of these conditions, various consents, orders and approvals must be obtained from regulatory and governmental authorities as described in the section "The Transaction—Regulatory Approvals." Amcor and Bemis have made, or will make, various filings and submissions with governmental entities in connection with, and pursuant to, the Transaction Agreement and are pursuing all required consents, orders and approvals in accordance with the terms of the Transaction Agreement. However, the

AMCO-049

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

required consents, orders and approvals may not be obtained and, as a result, the necessary conditions to closing the transaction may not be satisfied. Even if all required consents, orders and approvals are obtained and all necessary conditions are satisfied, the consents, orders and approvals may include restrictive terms and conditions. Regulatory and governmental entities may impose conditions on the granting of consents, orders and approvals and if regulatory and governmental entities seek to impose conditions lengthy negotiations may ensue among the regulatory or governmental entities, Amcor and Bemis. These conditions and the process of obtaining these consents, orders and approvals could delay the completion of the transaction and any such conditions may not be satisfied for an extended period of time following the Bemis Special Meeting and the Amcor scheme meeting, if at all.

        The conditions imposed by regulatory and governmental entities on the granting of consents, orders and approvals may also require divestitures of certain divisions, operations or assets of Amcor or Bemis and may impose costs, limitations or other restrictions on the conduct of the business of New Amcor, Amcor or Bemis. Under the Transaction Agreement, each of Amcor and Bemis has agreed to cooperate with each other and use their respective reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transaction as promptly as reasonably practicable, including to obtain as promptly as reasonably practicable all necessary regulatory and governmental consents, orders and approvals. In connection therewith, Amcor will be required to agree to divestitures, accept any other restriction or take any other action, involving Amcor's, Bemis' or any of their respective subsidiaries' assets, or businesses, products or product lines that generated, in the aggregate, net sales of no more than $400 million during the year ended December 31, 2017, if necessary to obtain any consents, registrations, approvals, permits, expirations of waiting periods and authorizations required to be obtained from any governmental entity. Amcor will be permitted to engage in discussions or negotiations with any governmental entity regarding the requirement, scope or terms of any such divestiture or other restriction, or engage in litigation with any governmental entity relating to the matters contemplated hereby, provided, that Amcor must act reasonably, as promptly as reasonably possible and in a manner that would not reasonably be expected to delay the consummation of the transaction beyond the end date and, prior to taking such action, consult with Bemis. In addition, Bemis will not be required to propose, commit to or effect any divestitures or other restrictions or actions with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the closing of the transaction, and Bemis may not propose, commit to or effect any such divestitures or other restrictions or actions without the prior written consent of Amcor in its sole discretion. See "The Transaction Agreement—Regulatory Approvals" for more information.

        Compliance with any conditions imposed by regulatory and governmental entities may reduce the anticipated benefits of the transaction, which could also have an adverse effect on New Amcor's business, cash flows and results of operations, and neither Amcor nor Bemis can predict, what, if any, changes may be required by regulatory or governmental authorities whose consents, orders or approvals are required.

It is possible that not all conditions to the transaction will have been met at the time of the Bemis Special Meeting and conditions to the transaction may be waived by Amcor and Bemis after receipt of the Bemis Shareholder Approval without resoliciting the shareholders' approval of the proposals approved by them.

        The Bemis Special Meeting may take place before all of the required regulatory approvals for the transaction have been obtained and before all conditions to such approvals, if any, are known. Nevertheless, if the Bemis Transaction Agreement Proposal is approved by the Bemis shareholders, Amcor and Bemis would not be required to seek further approval of the Bemis shareholders, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect either on Amcor or Bemis before completing the transaction or on New Amcor after completing the transaction.

AMCO-050

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Furthermore, the conditions set forth in the Transaction Agreement may be waived by Amcor and Bemis to the extent permitted by applicable law. If any conditions are waived, Amcor and Bemis will evaluate whether an amendment of this proxy statement/prospectus and re-solicitation of proxies would be warranted. Subject to applicable law, if Amcor and Bemis determine that re-solicitation is not warranted, the parties will have the discretion to close the transaction without seeking further approval from the Bemis shareholders. Any determination of whether to waive any condition to the transaction or as to re-soliciting the Bemis Shareholder Approval or amending this proxy statement/prospectus as a result of a waiver, will be made by Amcor or Bemis, as applicable, at the time of the determination based on the facts and circumstances as they exist at that time.

The termination of the Transaction Agreement could negatively impact Bemis and, in certain circumstances, could require Bemis to pay a termination fee to Amcor.

        If the Transaction Agreement is terminated in accordance with its terms and the transaction is not completed, the ongoing business of Bemis may be adversely affected by a variety of factors, including the failure to pursue other beneficial opportunities during the pendency of the transaction, the failure to obtain the anticipated benefits of completing the transaction, the payment of certain costs relating to the transaction and the focus of its management on the transaction for an extended period of time rather than on ongoing business matters or other opportunities or issues. Bemis' stock price may fall as the current price of Bemis Shares may reflect a market assumption that the transaction will be completed. In addition, the failure to complete the transaction may result in negative publicity or a negative impression of Bemis in the investment community and may affect Bemis' relationship with employees, customers, suppliers and other partners.

        Bemis may be required to pay Amcor a termination fee of $130 million if the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement relating to, among other things, if Bemis' board of directors changes its recommendation that Bemis shareholders vote in favor of the transaction, if, under certain circumstances, Bemis' board of directors fails to reaffirm its recommendation or if Bemis terminates the Transaction Agreement to enter into a definitive agreement with respect to a Superior Proposal. Further, Bemis will also be required to pay Amcor the termination fee if the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement after Bemis receives a Competing Proposal, and, within 12 months after the date of termination, Bemis enters into a definitive agreement with respect to, or consummates, a change of control transaction with any party. If the Transaction Agreement is terminated and Bemis determines to seek another business combination or strategic opportunity, Bemis may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the transaction.

The pendency of the transaction could adversely affect Amcor's and Bemis' businesses, results of operations and financial condition.

        The pendency of the transaction could cause disruptions in and create uncertainty surrounding Amcor's and Bemis' respective businesses, including affecting Amcor's and Bemis' relationships with their existing and future customers, suppliers, partners and employees. This could have an adverse effect on Amcor's and Bemis' respective businesses, results of operations and financial condition, as well as the market prices of the Amcor Shares and the Bemis Shares, regardless of whether the transaction is completed. In particular, Amcor and Bemis could potentially lose important personnel who decide to pursue other opportunities as a result of the transaction. Any adverse effect could be exacerbated by a prolonged delay in completing this transaction or if Amcor is unable to decide quickly on the business direction or strategy of New Amcor. Amcor and Bemis could also potentially lose customers or suppliers, existing customers or suppliers may seek to change their existing business relationships or renegotiate their contracts with Amcor or Bemis or defer decisions concerning Amcor

AMCO-051

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

or Bemis and potential customers or suppliers could defer entering into contracts with Amcor or Bemis, each as a result of uncertainty relating to the transaction. In addition, in an effort to complete the transaction, Amcor and Bemis have expended, and will continue to expend, significant management resources on matters relating to the transaction, which are being diverted from Amcor's and Bemis' day-to-day operations, and significant demands are being, and will continue to be, placed on the managerial, operational and financial personnel and systems of Amcor and Bemis in connection with efforts to complete the transaction.

Bemis may not have discovered certain liabilities or other matters related to Amcor and Amcor may not have discovered certain liabilities or other matters related to Bemis, which may adversely affect the future financial performance of New Amcor.

        In the course of the due diligence review that each of Amcor and Bemis conducted prior to the execution of the Transaction Agreement, Amcor and Bemis may not have discovered, or may have been unable to properly quantify, certain liabilities of the other party or other factors that may have an adverse effect on the business, results of operations, financial condition and cash flows of New Amcor after the consummation of the transaction or on the value of the New Amcor Shares after the consummation of the transaction, and neither Amcor shareholders nor Bemis shareholders will be indemnified or otherwise compensated for any of these liabilities or other adverse effects resulting from other factors. These liabilities or other factors could include, but are not limited to, those described in "—Risks Relating to Amcor's Business" and "—Risks Relating to Bemis' Business."

While the Transaction Agreement is in effect, Bemis and Amcor are subject to restrictions on their business activities.

        Under the Transaction Agreement, each of Amcor and Bemis is subject to a range of restrictions on the conduct of its respective business and generally must operate its business in the ordinary course prior to completing the transaction. The Transaction Agreement also limits Bemis' ability to pay dividends, with Bemis being permitted to pay only quarterly cash dividends of $0.32 per share in 2018, $0.33 per share in 2019 and $0.34 per share in 2020, each with a record date prior to the closing of the transaction. These restrictions may constrain Amcor's and Bemis' ability to pursue certain business strategies. The restrictions may also prevent Amcor and Bemis from pursuing otherwise attractive business opportunities, making acquisitions and investments or making other changes to their respective businesses prior to the completion of the transaction or the termination of the Transaction Agreement. Any such lost opportunities may reduce either or both companies' competitiveness or efficiency and could lead to an adverse effect on their respective business, financial results, financial condition or share prices. See the section entitled "The Transaction Agreement—Covenants Regarding Conduct of Business" for a description of the restrictive covenants to which each of Bemis and Amcor is subject.

The Transaction Agreement contains restrictions on the ability of Bemis to pursue other alternatives to the transaction.

        The Transaction Agreement prohibits Bemis, subject to certain exceptions, from initiating, soliciting, knowingly encouraging or otherwise knowingly facilitating any inquiries that constitute or would reasonably be expected to lead to any Competing Proposal. Further, subject to limited exceptions and consistent with applicable law, the Transaction Agreement prohibits Bemis from withdrawing, changing or modifying, in a manner adverse to Amcor, Bemis' recommendation that the Bemis shareholders approve the Bemis Transaction Agreement Proposal and, in specified circumstances, Amcor has a right to negotiate with Bemis in order to match any Competing Proposal that may be made. Although Bemis' board of directors is permitted to take certain actions in response to a Superior Proposal or a Competing Proposal that would reasonably be expected to result in a Superior Proposal if it determines that the failure to do so would reasonably be expected to be inconsistent with its

AMCO-052

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

fiduciary duties, in specified situations, Bemis may be required to pay to Amcor a termination fee of $130 million. These provisions may limit Bemis' ability to pursue offers from third parties that could result in greater value to Bemis shareholders than they would receive in the transaction. The $130 million termination fee may also discourage third parties from pursuing an acquisition proposal with respect to Bemis. See the sections entitled "The Transaction Agreement—Non-Solicitation" and "—Termination Fee" for a more complete discussion of these restrictions and consequences.

Directors and executive officers of Bemis may have interests in the transaction that differ from, are in addition to or conflict with the interests of Bemis shareholders generally, including, if the transaction is completed, the receipt of financial and other benefits.

        The directors and executive officers of Bemis negotiated the terms of the Transaction Agreement and Bemis' board of directors recommended that Bemis Shareholders vote in favor of the Bemis Proposals set forth herein, including the Bemis Transaction Agreement Proposal. These directors and executive officers may have interests in the transaction that are different from, in addition to or in conflict with those of Bemis shareholders generally. These interests include the continued service of certain directors or executive officers of Bemis as directors or executive officers of New Amcor, the treatment in the transaction of Bemis RSUs, Bemis PSUs, Bemis Cash-Settled RSUs, change-in-control severance agreements and other equity awards and rights held by Bemis' directors and executive officers and the indemnification of Bemis' former directors and officers by Bemis, as an indirect wholly-owned subsidiary of New Amcor.

        Bemis shareholders should be aware of these interests when they consider the recommendation of Bemis' board of directors that they vote in favor of the Bemis Proposals set forth herein, including the Bemis Transaction Agreement Proposal. Bemis' board of directors was aware of these interests when it determined that the Transaction Agreement and the transactions contemplated thereby were advisable and fair to, and in the best interests of, the Bemis shareholders and recommended that the Bemis shareholders vote "FOR" the Bemis Proposals set forth herein, including the Bemis Transaction Agreement Proposal. These interests are described in more detail in the section entitled "The Transaction—Interests of Bemis' Directors and Executive Officers in the Transaction."

Holders of Bemis Shares will have a minority ownership and voting interest in New Amcor after the transaction and will have less influence over the management and policies of New Amcor than they currently have over the management and policies of Bemis.

        Holders of Bemis Shares currently have the right to vote in the election of Bemis' board of directors and on certain other matters affecting Bemis. Upon the completion of the transaction on the terms set forth in the Transaction Agreement, each holder of Bemis Shares that receives New Amcor Shares will become a shareholder of New Amcor with a percentage ownership of the combined organization that is smaller than the shareholder's current percentage ownership of Bemis. It is expected that the former shareholders of Bemis as a group will receive shares in the transaction constituting approximately 29% of the outstanding New Amcor Shares immediately following the transaction, and that the former shareholders of Amcor as a group will hold the remaining 71% of the outstanding New Amcor Shares. In addition, immediately following the effective time, New Amcor's board of directors will consist of eleven directors, eight of whom will be from the existing Amcor board of directors and will be nominated by Amcor and three of whom will be from the existing Bemis board of directors and will be nominated by Bemis (each of whom will be subject to the prior written approval of Amcor). As a result, holders of Bemis Shares as a group will have significantly less influence on the management and policies of New Amcor than they now have on the management and policies of Bemis.

AMCO-053

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

New Amcor, Amcor and Bemis may be targets of shareholder class actions or derivative actions, which could result in substantial costs and may delay or prevent the transaction from being completed.

        Shareholder class action lawsuits or derivative lawsuits are often brought against companies that have entered into transaction agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the transaction, then that injunction may delay or prevent the transaction from being completed.

        One of the conditions to consummating the transaction is that no governmental entity has enacted any law or issued any order enjoining or otherwise prohibiting the consummation of the transaction. Consequently, if a party secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting Amcor's or Bemis' ability to complete the transaction on the terms contemplated by the Transaction Agreement, then such law or injunctive or other relief may prevent consummation of the transaction in a timely manner or at all.

The opinion of Bemis' financial advisor does not reflect changes in circumstances that may occur between the signing of the Transaction Agreement and the completion of the transaction.

        Consistent with market practice, Bemis' board of directors has not obtained an updated opinion from its financial advisor Goldman Sachs as of the date of this proxy statement/prospectus and does not expect to receive an updated, revised or reaffirmed opinion prior to the completion of the transaction. Changes in the operations and prospects of Amcor and Bemis, general market and economic conditions and other factors that may be beyond the control of Amcor and Bemis, and on which Bemis' financial advisor's opinion is based, may significantly alter the value of Amcor and Bemis or the market price of Amcor Shares and Bemis Shares by the time the transaction is completed. The opinion does not speak as of the time the transaction will be completed or as of any date other than the date of the opinion. Because Bemis' financial advisor will not be updating its opinion, the opinion will not address the fairness of the transaction consideration from a financial point of view at the time the transaction is completed. Bemis' board of directors' recommendation that Bemis shareholders vote "FOR" the Bemis Transaction Agreement Proposal, however, is made as of the date of this proxy statement/prospectus. For a description of the opinions that Bemis' board of directors received from its financial advisors, see the section entitled "The Transaction—Opinion of Bemis' Financial Advisor."

New Amcor's estimates and judgments related to the acquisition accounting methods used to record the purchase price allocation related to the transaction may be inaccurate.

        New Amcor's management will make significant accounting judgments and estimates related to the application of acquisition accounting of the transaction under GAAP, as well as the underlying valuation models. New Amcor's business, operating results and financial condition could be materially adversely impacted in future periods if the accounting judgments and estimates prove to be inaccurate.

The New Amcor Shares to be received by Bemis shareholders in the transaction will have rights that differ from Bemis Shares.

        Upon closing of the transaction, Bemis shareholders will no longer be shareholders of Bemis, but will instead be shareholders of New Amcor. The rights of former Bemis shareholders who become New Amcor shareholders will be governed by the New Amcor Articles of Association, which will be adopted as of the effective time, in the form attached as Annex B to this proxy statement/prospectus. The rights associated with New Amcor Shares are different from the rights associated with Bemis Shares. See "Comparison of the Rights of Holders of Bemis Shares and New Amcor Shares."

AMCO-054

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Following the exchange of New Amcor Shares for Bemis Shares, the former holders of Bemis Shares may experience a delay prior to receiving their New Amcor Shares or their cash in lieu of fractional New Amcor Shares, if any, if they fail to surrender all necessary documents, duly executed and on a timely basis, to the Exchange Agent.

        Following the exchange of New Amcor Shares for Bemis Shares, the former holders of Bemis Shares will receive their New Amcor Shares, or their cash in lieu of fractional New Amcor Shares, if any, only upon surrender of all necessary documents, duly executed and on a timely basis, to the Exchange Agent. Former holders of Bemis Shares who fail to surrender all necessary documents, duly executed and on a timely basis, to the Exchange Agent, may experience a delay prior to receiving their New Amcor Shares or their cash in lieu of fractional New Amcor Shares, if any. Until the distribution of the New Amcor Shares to the individual stockholder has been completed, the relevant holder of New Amcor Shares will not be able to sell its New Amcor Shares. Consequently, in case the market price for New Amcor Shares should decrease during that period, the relevant stockholder would not be able to stop any losses by selling the New Amcor Shares. Similarly, the former holders of Bemis Shares who received cash in lieu of fractional New Amcor Shares will not be able to invest the cash until the distribution to the relevant stockholder has been completed, and they will not receive any interest payments for this time period.

Risks Relating to New Amcor Following the Transaction

New Amcor may fail to realize the anticipated benefits of the transaction.

        The success of the transaction will depend on, among other things, New Amcor's ability to combine Amcor's business with that of Bemis in a manner that facilitates growth opportunities and realizes anticipated growth and cost savings. New Amcor anticipates that the transaction will generate estimated pre-tax annual net cost synergies of approximately $180 million by the end of the third year from procurement, manufacturing and general and administrative efficiencies (after costs to achieve synergies of approximately $150 million to be incurred across years one and two). However, New Amcor must successfully combine the businesses of Amcor and Bemis in a manner that permits these anticipated benefits to be realized. In addition, New Amcor must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If New Amcor is not able to successfully achieve these objectives, the anticipated benefits of the transaction may not be realized fully, or at all, may take longer to realize than expected or involve more costs to do so.

The failure to successfully integrate the business and operations of Bemis in the expected time frame may adversely affect New Amcor's future results.

        Historically, Amcor and Bemis have operated as independent companies, and they will continue to do so until the completion of the transaction. There can be no assurance that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Amcor or Bemis employees, the loss of customers, the disruption of either or both companies' ongoing businesses, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Amcor and Bemis in order to realize the anticipated benefits of the transaction:

  •
  combining the businesses of Amcor and Bemis and meeting New Amcor's capital requirements in a manner that permits New Amcor to achieve the net cost synergies anticipated to result from the transaction, the failure of which would result in the anticipated benefits of the transaction not being realized in the time frame currently anticipated or at all;

  •
  combining the companies' operations and corporate functions;

AMCO-055

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  integrating and unifying the offerings and services available to customers;

  •
  identifying and eliminating redundant and underperforming functions and assets;

  •
  harmonizing the companies' operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

  •
  maintaining existing agreements with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers;

  •
  addressing possible differences in business backgrounds, corporate cultures and management philosophies;

  •
  consolidating the companies' administrative and information technology infrastructure;

  •
  coordinating distribution and marketing efforts;

  •
  managing the movement of certain positions to different locations;

  •
  coordinating geographically dispersed organizations; and

  •
  effecting actions that may be required in connection with obtaining regulatory approvals.

        In addition, at times the attention of certain members of either or both companies' management and resources may be focused on completion of the transaction and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company's ongoing business and the business of New Amcor following completion of the transaction.

Combining the businesses of Amcor and Bemis may be more difficult, costly or time-consuming than expected, which may adversely affect New Amcor's results and negatively affect the value of the New Amcor Shares following the transaction.

        Amcor and Bemis have entered into the Transaction Agreement because each believes that the transaction will be beneficial to its respective companies and shareholders and that combining the businesses of Amcor and Bemis will produce benefits and cost synergies. If New Amcor is not able to successfully combine the businesses of Amcor and Bemis in an efficient and effective manner, the anticipated benefits and cost synergies of the transaction may not be realized fully, or at all, or may take longer to realize, or cost more, than expected, and the value of the New Amcor Shares may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of New Amcor, which may adversely affect the value of the New Amcor Shares following the transaction.

        In addition, the actual integration may result in additional and unforeseen expenses and the anticipated benefits of the integration plan may not be realized. Actual growth and cost synergies, if achieved, may be lower than what New Amcor expects and may take longer to achieve than anticipated. If New Amcor is not able to adequately address integration challenges, it may be unable to successfully integrate Amcor's and Bemis' operations or to realize the anticipated benefits of the integration of the two companies.

Amcor and Bemis will incur significant costs in connection with the transaction, regardless of whether the transaction is completed, and these transaction fees and costs may be greater than anticipated.

        Amcor and Bemis have incurred and expect to incur a number of non-recurring costs associated with the transaction. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain Bemis executive officers, filing fees, printing

AMCO-056

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

expenses and other related charges, as well as costs related to the refinancing, modification or assumption of Amcor's and Bemis' existing debt. Some of these costs are payable by Amcor and Bemis regardless of whether or not the transaction is completed, and may be greater than either party anticipated. There is also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the transaction and the integration of the two companies' businesses. While both Amcor and Bemis have assumed that a certain level of expenses would be incurred in connection with the transaction, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

        There may also be significant additional, unanticipated costs and charges in connection with the transaction that New Amcor may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income New Amcor expects to achieve from the transaction. Although Amcor and Bemis expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Significant demands will be placed on New Amcor's financial controls and reporting systems as a result of the transaction.

        There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the transaction and significant demands will be placed on New Amcor's managerial, operational and financial personnel and systems. The future operating results of New Amcor may be affected by the ability of its officers and key employees to manage changing business conditions and to implement, expand and revise its operational and financial controls and reporting systems in response to the transaction. For example, while Bemis prepares its financial statements in accordance with GAAP, Amcor has historically prepared its financial statements in accordance with AAS and New Amcor intends to prepare its financial statements in accordance with GAAP. The revisions required to consolidate the financial reporting system and to switch Amcor's reporting system to GAAP will place significant demands on New Amcor's financial controls and reporting systems.

        Furthermore, New Amcor will be required to comply with different rules and regulations from those currently applicable to Amcor, including the reporting requirements of the Exchange Act and the application of the Sarbanes-Oxley Act. It is expected the applicable rules and regulations will result in an increase in legal and financial compliance costs, make certain activities more time-consuming and costly and result in the diversion of management resources.

During the conversion of its historical AAS financial statements to U.S. GAAP, Amcor reviewed the compliance requirements of the Sarbanes-Oxley Act that will be applicable to New Amcor following the transaction, which include establishing, maintaining and reporting on its internal controls over financial reporting and disclosure controls and procedures. Through this review, Amcor identified material weaknesses in its internal control over U.S. GAAP financial reporting. If Amcor and, following the completion of the transaction, New Amcor fail to remediate these material weaknesses during the transition period for newly public companies provided by the rules of the SEC, New Amcor, as the accounting successor to Amcor, may not be able to meet its obligations to maintain effective disclosure controls and procedures or internal control over financial reporting as required under the Sarbanes-Oxley Act. An inability to report and file New Amcor's financial results accurately and in a timely manner could harm its business, cash flow, financial condition, results of operation and therefore affect the price of New Amcor's shares.

        New Amcor's management will be responsible for establishing, maintaining and reporting on its internal controls over financial reporting and disclosure controls and procedures to comply with the reporting requirements of the Sarbanes-Oxley Act. These internal controls are designed by management to achieve the objective of providing reasonable assurance regarding the reliability of financial reporting

AMCO-057

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

and the preparation of financial statements for external purposes and in accordance with generally accepted accounting principles.

        A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or unaudited condensed consolidated financial statements will not be prevented or detected on a timely basis.

        Amcor has identified two material weaknesses in its internal control over financial reporting:

  (i)
  Amcor is currently required to comply with reporting obligations in Australia including the preparation of its financial statements under Australian Accounting Standards as adopted by the Australian Accounting Standards Board and other relevant companies law. Amcor's Australian financial statements are also compliant with AAS. In connection with the transaction, Amcor's books and records have been converted to comply with the requirements of U.S. GAAP. In the course of this process, Amcor identified a material weakness in its control environment related to its current accounting staff and supervisory personnel's lack of the appropriate level of experience in technical accounting in U.S. GAAP and disclosure and filing requirements of a U.S. domestic registrant and, consequently, Amcor must currently rely on the assistance of outside advisors with appropriate expertise to assist it in these matters.

    Amcor has commenced recruitment of accounting and finance staff with appropriate knowledge and experience in U.S. GAAP and U.S. domestic reporting requirements. Each of Amcor and New Amcor will also train appropriate accounting and finance staff in U.S. GAAP and U.S. domestic reporting requirements and review accounting policies and procedures to align with the requirements of U.S. GAAP.

  (ii)
  Amcor has also identified a material weakness arising from deficiencies in the design and operating effectiveness of internal controls over the period end financial reporting process. Specifically, Amcor did not design and maintain effective controls to verify that conflicting duties were appropriately segregated within key IT systems used in the preparation and reporting of financial information.

    Amcor has commenced a process to (i) identify those internal controls requiring improved documentation of independent review over the completeness and accuracy of financial information under U.S. GAAP, (ii) implement enhanced standards designed to meet the requirements of the Sarbanes-Oxley Act, (iii) review the design of applicable internal controls and assess any required amendments and (iv) increase the training of accounting and finance staff in relevant areas.

        The actions to remediate these material weaknesses, as described, are currently being implemented by management and neither Amcor nor New Amcor can assure you that such steps will be sufficient to remediate the control deficiencies that led to the material weaknesses or prevent potential other material weaknesses from being identified. Amcor and New Amcor believe that these enhanced resources and processes will effectively remediate the material weaknesses, but the material weaknesses will not be considered remediated until the revised controls operate for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively.

        Additionally, Amcor's independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting and consequently additional material weaknesses may be identified. If Amcor and, following completion of the transaction, New Amcor, are unable to successfully remediate any existing or future material weaknesses in internal control over financial reporting, New Amcor may be unable to maintain compliance with the relevant requirements regarding the timely filing of periodic reports with the SEC in addition to the listing rules of the NYSE. Furthermore, New Amcor may be unable to detect and prevent fraud or error such that

AMCO-058

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

investors may lose confidence in New Amcor's financial reporting and the price of the New Amcor Shares may decline as a result.

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus may not reflect the actual financial condition and results of operations of New Amcor after completion of the transaction.

        This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for New Amcor, which give effect to the transaction and should be read in conjunction with the financial statements and accompanying notes of each of Amcor and Bemis which are included or incorporated by reference in this proxy statement/prospectus. The pro forma financial statements are presented for informational purposes only and are not necessarily indicative of what New Amcor's actual financial condition or results of operations would have been had the transaction been completed on the dates indicated. Accordingly, New Amcor's business, results of operations and financial condition may differ significantly from those indicated by the pro forma financial statements included in this proxy statement/prospectus. For more information, see "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page [    •    ] of this proxy statement/prospectus.

Third parties may terminate or alter existing contracts or relationships with Amcor or Bemis.

        Amcor and Bemis have contracts with customers, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners which may require Amcor or Bemis to obtain consents from these other parties in connection with the transaction. If these consents cannot be obtained, the counterparties to these contracts may have the ability to terminate, reduce the scope of or otherwise seek to vary the terms of their relationships or the terms of such contracts with either or both parties in anticipation of the transaction, or with New Amcor following the transaction. The pursuit of such rights may result in Amcor, Bemis or New Amcor suffering a loss of potential future revenue, incurring liabilities in connection with breaches of agreements, or losing rights that are material to its respective businesses and the business of New Amcor. In addition, third parties with whom Amcor or Bemis currently have relationships may terminate, reduce the scope or otherwise seek to vary the terms of their relationship with either party in anticipation of the transaction. Any such disruptions could limit New Amcor's ability to achieve the anticipated benefits of the transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the transaction or the termination of the Transaction Agreement.

New Amcor may be unable to retain Amcor and/or Bemis personnel successfully after the transaction is completed.

        The success of the transaction will depend in part on New Amcor's ability to retain the talents and dedication of key employees currently employed by Amcor and Bemis. It is possible that these employees may decide not to remain with Amcor or Bemis, as applicable, while the transaction is pending or with New Amcor after the transaction is consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, New Amcor's business activities may be adversely affected and management's attention may be diverted from successfully integrating Bemis to hiring suitable replacements, all of which may cause New Amcor's business to suffer. In addition, Amcor and Bemis may not be able to locate suitable replacements for any key employees who leave either company, or offer employment to potential replacements on reasonable terms.

AMCO-059

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Weakened conditions in the credit and capital markets or other factors may hinder New Amcor's ability to obtain financing on acceptable terms or at all. If New Amcor is unable to access the credit and capital markets, this could impair New Amcor's liquidity, business or financial condition.

        Each of Amcor and Bemis relies, and New Amcor expects to continue to rely, on access to the credit and capital markets to finance its operations and refinance existing indebtedness. For example, both Amcor and Bemis currently have revolving credit facilities, which New Amcor may replace with a new revolving credit facility. Should New Amcor be unable to raise money in the credit or capital markets, New Amcor may be required to alter or increase its capitalization substantially through the issuance of additional equity securities or incurrence of further indebtedness. Additional borrowings would require that a greater portion of New Amcor's cash flow from continuing operations be used for debt service, thereby reducing Amcor's ability to use cash flow to fund working capital, capital expenditures and acquisitions.

        New Amcor's cash flow from operations and access to debt and equity capital will be subject to a number of variables, including its results of operations, margins and activity levels, the conditions of the global credit and capital markets, market perceptions of New Amcor's creditworthiness and the ability and willingness of lenders and investors to provide capital. For example, New Amcor's access to the credit and capital markets in amounts adequate to finance its activities could be impaired as a result of the absence of information on and a reporting history of New Amcor.

        The costs and availability of financing from the credit and capital markets will be dependent on New Amcor's credit ratings. The level and quality of New Amcor's earnings, operations, business and management, among other things, will impact the determination of New Amcor's credit ratings. A decrease in the ratings assigned to New Amcor by the rating agencies may negatively impact New Amcor's access to the debt capital markets and increase its cost of borrowing. New Amcor may not maintain the current creditworthiness or prospective credit ratings of Amcor or Bemis and it may not obtain a credit rating at all, and any actual or anticipated changes or downgrades in any credit ratings assigned to New Amcor may have a negative impact on its liquidity, capital position or access to capital markets.

        Both Amcor's and Bemis' borrowings include unsecured notes which are subject to change of control provisions. These provisions are only triggered if both a change of control event occurs and the major rating agencies re-rate the notes to below investment grade or the notes become unrated. If these conditions are met the notes become callable.

        In recent years, global financial markets have experienced disruptions and general economic conditions have been volatile. Due to this volatility, New Amcor may not be able to obtain the funding it needs on terms acceptable to New Amcor or at all. In addition, New Amcor may not be able to refinance the existing indebtedness of Amcor and Bemis, or indebtedness incurred by New Amcor, as it comes due on terms that are acceptable to New Amcor or at all. If New Amcor cannot meet its capital needs or refinance its and its subsidiaries' indebtedness, it may be unable to execute its business strategy, or otherwise take advantages of business opportunities or respond to competitive pressures, any of which could have an adverse effect on its business, cash flow, financial condition and results of operations.

Failure to hedge effectively against adverse fluctuations in interest rates could negatively impact New Amcor's results of operations.

        New Amcor will be subject to the risk of rising interest rates associated with borrowing on a floating-rate basis. Amcor's board of directors has approved, and New Amcor's board of directors is expected to approve, a hedging policy to manage the risk of rising interest rates. The level of hedging activity undertaken may change from time to time and New Amcor may elect to change its hedging policy at any time. If New Amcor's hedges are not effective in mitigating its interest rate risk, if New

AMCO-060

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor is under-hedged or if a hedge provider defaults on its obligations under hedging arrangements, it could have an adverse effect on New Amcor's business, cash flow, financial condition and results of operations.

Changes in existing financial accounting standards or practices may adversely affect New Amcor's business, results of operations or financial condition.

        Changes in existing accounting rules or practices, new accounting pronouncements or rules or varying interpretations of current accounting pronouncements could harm New Amcor's operating results or the manner in which it conducts its business. Further, such changes could potentially affect New Amcor's reporting of transactions completed before such changes are effective.

        U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on New Amcor's reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Risks Relating to Amcor's Business

        Set forth below are risk factors relating to Amcor's current business as a stand-alone company. Amcor expects that, following the consummation of the transaction, most, if not all, of these same risk factors will continue to impact the business of New Amcor.

Challenging current and future global economic conditions have had, and may continue to have, a negative impact on Amcor's business operations and financial results.

        Demand for Amcor's products and services is dependent primarily on consumer demand for packaged food, beverage, healthcare and tobacco products. As a result, general economic downturns in Amcor's key geographic regions and globally can adversely affect Amcor's business operations and financial results. The current global economic challenges, including relatively high levels of unemployment in certain areas in which Amcor operates, low economic growth and difficulties associated with managing rising debt levels and related economic volatility in certain economies, are likely to continue to put pressure on the global economy and on Amcor. In addition, Amcor has recently experienced challenging conditions in parts of South America, where economic conditions have been mixed, and in particular in Argentina, where Amcor has employed hyperinflation accounting for its local subsidiaries, as well as other countries including Russia and the Philippines, where Amcor has faced challenges and/or subdued economic conditions, which have impacted Amcor's sales revenue and profitability in those countries.

        When challenging economic conditions exist, Amcor's customers may delay, decrease or cancel purchases from Amcor, and may also delay payment or fail to pay Amcor altogether. Suppliers may have difficulty filling Amcor's orders and distributors may have difficulty getting Amcor's products to customers, which may affect Amcor's ability to meet customer demands, and result in a loss of business. Weakened global economic conditions may also result in unfavorable changes in Amcor's product prices and product mix and lower profit margins. All of these factors could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations, which effect may be material.

        Political uncertainty may also contribute to the general economic conditions in one or more markets in which Amcor operates. For example, the formal process for the United Kingdom leaving the European Union has resulted in uncertainty regarding the long-term nature of the United Kingdom's relationship with the European Union, causing significant volatility in global financial markets and altering the conduct of market participants. Political developments such as this could potentially disrupt the markets Amcor serves and the tax jurisdictions in which New Amcor operates, and may cause New Amcor to lose customers, suppliers and employees.

AMCO-061

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor's international operations subject it to various risks that could adversely affect its business operations and financial results.

        Amcor has operations throughout the world, with 195 facilities in more than 40 countries, including facilities located across Amcor's Emerging Markets, as of June 30, 2018. In fiscal year 2018, approximately 70% of Amcor's sales revenue came from Developed Markets (including 32% from Western Europe, 33% from North America (primarily the United States) and 5% from Australia and New Zealand) and 30% came from Emerging Markets. Amcor expects to continue to expand its operations in the future, particularly into the Emerging Markets in Latin America and Asia.

        Management of global operations is extremely complex, particularly given the often substantial differences in the cultural and political and regulatory environments of the countries in which Amcor operates. In addition, many of the countries in which Amcor operates, including India, Indonesia and other Emerging Markets, have underdeveloped or developing legal, regulatory or political systems, which are subject to dynamic change and civil unrest.

        The profitability of Amcor's operations may be adversely impacted by, among other things:

  •
  changes in applicable fiscal or regulatory regimes;

  •
  changes in, or difficulties in interpreting and complying with, local laws and regulations, including tax, labor, foreign investment and foreign exchange control laws;

  •
  nullification, modification or renegotiation of, or difficulties or delays in enforcing, contracts with clients or joint venture partners that are subject to local law;

  •
  reversal of current political, judicial or administrative policies encouraging foreign investment or foreign trade, or relating to the use of local agents, representatives or partners in the relevant jurisdictions; or

  •
  changes in exchange rates and inflation.

        Further, sustained periods of legal, regulatory or political instability in the Emerging Markets in which Amcor operates could have an adverse effect on its business, cash flow, financial condition and results of operations, which effect may be material.

        The international scope of Amcor's operations, which includes limited sales of its products to entities located in countries subject to certain economic sanctions administered by the U.S. Office of Foreign Assets Control, the U.S. Department of State, the Australian Department of Foreign Affairs and Trade and other applicable national and supranational organizations (collectively, "Sanctions"), and operations in certain countries that are from time to time subject to Sanctions, also requires Amcor to maintain internal processes and control procedures. Failure to do so could result in breach by Amcor's employees of various laws and regulations, including those relating to money laundering, corruption, export control, fraud, bribery, insider trading, antitrust, competition and economic sanctions, whether due to a lack of integrity or awareness or otherwise. Any such breach could have an adverse effect on Amcor's financial condition and result in reputational damage to its business, which effect may be material.

The loss of key customers, a reduction in their production requirements or consolidation among key customers could have a significant adverse impact on Amcor's sales revenue and profitability.

        Relationships with Amcor's customers are fundamental to Amcor's success, particularly given the nature of the packaging industry and the other supply choices available to customers. From time to time, a single customer, depending on the current status and volumes of a number of separate contracts in disparate locations, may account for 10% or more of Amcor's revenue (in fiscal year 2018 one customer accounted for 11% of revenues across multiple separate agreements). Customer concentration

AMCO-062

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

can be even more pronounced within certain business units, including, in particular, Amcor's North America Beverages (Rigid Plastics) and Specialty Cartons (Flexibles) business units. Consequently, the loss of any of Amcor's key customers or any significant reduction in their production requirements, or an adverse change in the terms of Amcor's supply agreements with them, could reduce Amcor's sales revenue and net profit.

        There can be no guarantee that Amcor's key customers will not in the future seek to source some or all of their products or services from competitors, change to alternative forms of packaging, begin manufacturing their packaging products in-house or seek to renew their business with Amcor on terms less favorable than before.

        Any loss, change or other adverse event related to Amcor's key customer relationships could have an adverse effect on its business, cash flow, financial condition and results of operations, which effect may be material.

        In addition, over recent years certain of Amcor's customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of Amcor's business with these customers. Such consolidation may be accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. While Amcor has generally been successful at managing customer consolidations, increased pricing pressures from its customers could have a material adverse effect on its results of operations.

Amcor is exposed to changes in consumer demand patterns and customer requirements in numerous industries.

        Sales of Amcor's products and services depend heavily on the volume of sales made by Amcor's customers to consumers. Consequently, changes in consumer preferences for products in the industries that Amcor serves or the packaging formats in which such products are delivered, whether as a result of changes in cost, convenience or health, environmental and social concerns and perceptions, may result in a decline in the demand for certain of Amcor's products or the obsolescence of some of Amcor's existing products (for example, demand for packaged tobacco products). Although Amcor has adopted certain strategies designed to mitigate the impact of declining sales, there is no guarantee that such strategies will be successful or will offset a decline in demand. Furthermore, any new products that Amcor produces may not meet sales or margin expectations due to many factors, including Amcor's inability to accurately predict customer demand, end user preferences or movements in industry standards or to develop products that meet consumer demand in a timely and cost-effective manner.

        Changing preferences for products and packaging formats may result in increased demand for other products Amcor produces (such as PET containers used for water products in place of carbonated soft drinks). However, to the extent changing preferences are not offset by demand for new or alternative products, changes to consumer preferences could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations.

Amcor may be unable to expand its current business effectively through either organic growth, including by product innovation, or acquisitions.

        Amcor's business strategy includes both organic expansion of its existing operations, particularly through (i) efforts to strengthen and expand relationships with customers in emerging markets and (ii) product innovation, and expansion through acquisitions. However, Amcor may not be able to execute its strategy effectively for reasons within and outside Amcor's control.

        Amcor's ability to grow organically may be limited by, among other things, extensive saturation in the locations in which it operates or a change or reduction in Amcor's customers' growth plans due to

AMCO-063

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

changing economic conditions, strategic priorities or otherwise. For many of Amcor's businesses, organic growth depends on product innovation, new product development and timely responses to changing consumer demands and preferences. Consequently, failure to develop new or improved products in response to changing consumer preferences in a timely manner may hinder Amcor's growth potential, affect Amcor's competitive position and adversely affect Amcor's business and results of operations.

        Additionally, over the past decade, Amcor has pursued growth through acquisitions. There can be no assurance that Amcor will be able to identify suitable future acquisition targets in the right geographic regions and with the right participation strategy, in the future or to complete such acquisitions on acceptable terms or at all. Other companies in the industries and regions in which Amcor operates have similar investment and acquisition strategies to Amcor's, resulting in competition for a limited pool of potential acquisition targets. Due in part to that competition, as well as the recent low interest rate environment, which has made debt funding more appealing and accessible, price multiples for potential targets are currently higher than their historical averages. If, as a result of these and other factors, Amcor is unable to identify acquisition targets that meet its investment criteria and close such transactions on acceptable terms, Amcor's potential for growth by way of acquisition may be restricted, which could have an adverse effect on achievement of Amcor's strategy and the resulting expected financial benefits.

Price fluctuations or shortages in the availability of raw materials, energy and other inputs could adversely affect Amcor's business.

        As a manufacturer of packaging products, Amcor's sales and profitability are dependent on the availability and cost of raw materials and labor and other inputs, including energy. All of the raw materials Amcor uses are purchased from third parties and Amcor's primary inputs include resin, aluminum and fiber-based carton board. Prices for these raw materials are subject to substantial fluctuations that are beyond Amcor's control due to factors such as changing economic conditions, currency and commodity price fluctuations, resource availability, transportation costs, weather conditions and natural disasters, political unrest and instability, and other factors impacting supply and demand pressures. Increases in costs can have an adverse effect on Amcor's business and financial results. Although Amcor seeks to mitigate these risks through various strategies, including by entering into contracts with certain customers which permit certain price adjustments to reflect increased raw material costs or by otherwise seeking to increase Amcor's prices to offset increases in raw material costs, there is no guarantee that Amcor will be able to anticipate or mitigate commodity and input price movements, there may be delays in adjusting prices to correspond with underlying raw material costs and any failure to anticipate or mitigate against such movements could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations, which effect may be material.

        Supply shortages or disruptions in Amcor's supply chains, including as a result of sourcing materials from a single supplier, could affect Amcor's ability to obtain timely delivery of raw materials, equipment and other supplies from Amcor's suppliers, and, in turn, adversely affect Amcor's ability to supply products to Amcor's customers. Such disruptions could have an adverse effect on Amcor's business and financial results.

Amcor faces significant competition in the industries and regions in which it operates, which could adversely affect Amcor's business.

        Amcor operates in highly competitive geographies and end use areas, each with varying barriers to entry, industry structures and competitive behavior. Amcor regularly bids for new and continuing business in the industries and regions in which it operates and these continue to change in response to consumer demand. Amcor cannot predict with certainty the changes that may affect its competitiveness. The loss of business from Amcor's larger customers, or the renewal of business on less favorable terms,

AMCO-064

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

may have a significant impact on Amcor's operating results. See "—The loss of key customers, a reduction in their production requirements or consolidation among key customers, could have a significant adverse impact on Amcor's revenue and profitability." In addition, Amcor's competitors may develop disruptive technology or other technological innovations that could increase their ability to compete for Amcor's current or potential customers. No assurance can be given that the actions of established or potential competitors will not have an adverse effect on Amcor's ability to implement its plans and on its business, cash flow, financial condition and results of operations.

Amcor is exposed to foreign exchange rate risk.

        Amcor is subject to foreign exchange rate risk, both transactional and translational, which may negatively affect Amcor's financial performance. Transactional foreign exchange exposures result from exchange rate fluctuations, including in respect of the U.S. dollar, the Euro, the Swiss franc and other currencies in which Amcor's costs are denominated, which may affect Amcor's business input costs and proceeds from product sales. Translational foreign exchange exposures result from exchange rate fluctuations in the conversion of entity functional currencies to U.S. dollars, consistent with Amcor's reporting currency, and may affect the reported value of Amcor's assets and liabilities and Amcor's income and expenses. In particular, Amcor's translational exposure may be impacted by movements in the exchange rate between the Euro and U.S. dollar, Amcor's two main currencies. The exchange rate between these two currencies has varied in recent years and is subject to further movement.

        Exchange rates between transactional currencies may change rapidly. For instance, the peso, the ruble and the yuan have experienced significant pressures as growth and other concerns have weighed on the Argentine, Russian and Chinese economies, respectively. To the extent currency depreciation continues across Amcor's business, Amcor is likely to experience a lag in the timing to pass through U.S. dollar-denominated input costs across Amcor's business, which would adversely impact Amcor's margins and profitability. As such, Amcor may be exposed to future exchange rate fluctuations, and such fluctuations could have an adverse effect on Amcor's reported cash flow, financial condition and results of operations, which effect may be material.

Amcor is subject to production, supply and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic downturn.

        Amcor faces a number of commercial risks, including (i) operational disruption, such as mechanical or technology failures, each of which could, in turn, lead to production loss and/or increased costs, (ii) shortages in manufacturing inputs due to the loss of key suppliers and (iii) risks associated with development projects (such as cost overruns and delays). In addition, many of the geographic areas where Amcor's production is located and where it conducts business may be affected by natural disasters, including earthquakes, snow storms, hurricanes, forest fires and flooding. Any unplanned plant downtime at any of Amcor's facilities would likely result in unabsorbed fixed costs that could negatively impact Amcor's results of operations for the period in which it experienced the downtime.

        Additionally, the insolvency of, or contractual default by, any of Amcor's customers, suppliers and financial institutions, such as banks and insurance providers, may have a significant adverse effect on Amcor's operations and financial condition. Such risks are exacerbated in times of economic volatility, either globally or in the geographies and industries in which Amcor and its customers operate. If a counterparty defaults on a payment obligation to Amcor, it may be unable to collect the amounts owed and some or all of these outstanding amounts may need to be written off. If a counterparty becomes insolvent or is otherwise unable to meet its obligations in connection with a particular project, Amcor may need to find a replacement to fulfill that party's obligations or, alternatively, fulfill those obligations itself, which is likely to be more expensive. The occurrence of any of these risks, including

AMCO-065

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

any default by Amcor's counterparties, could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations, which effect may be material.

Challenges to or the loss of Amcor's intellectual property rights could have an adverse impact on Amcor's ability to compete effectively.

        Amcor's ability to compete effectively depends, in part, on its ability to protect and maintain the proprietary nature of Amcor's owned and licensed intellectual property. Amcor owns a number of patents on its products, aspects of Amcor's products, methods of use and/or methods of manufacturing, and it owns, or has licenses to use, the material trademark and trade name rights used in connection with the packaging, marketing and distribution of Amcor's major products. Amcor also relies on trade secrets, know-how and other unpatented proprietary technology. Amcor attempts to protect and restrict access to its intellectual property and proprietary information by relying on the patent, trademark, copyright and trade secret laws of the countries in which it operates, as well as non-disclosure agreements. However, it may be possible for a third party to obtain Amcor's information without Amcor's authorization, independently develop similar technologies, or breach a non-disclosure agreement entered into with Amcor. Furthermore, many of the countries in which Amcor operates, particularly the Emerging Markets, do not have intellectual property laws that protect proprietary rights as fully as the laws of the more developed jurisdictions in which Amcor operates, such as the United States and the European Union. The use of Amcor's intellectual property by someone else without Amcor's authorization could reduce certain of Amcor's competitive advantages, cause it to lose sales or otherwise harm Amcor's business. The costs associated with protecting Amcor's intellectual property rights could also adversely impact Amcor's business.

        Similarly, while Amcor has not received any significant claims from third parties suggesting that it may be infringing on their intellectual property rights, there can be no assurance that it will not receive such claims in the future. If Amcor were held liable for a claim of infringement, it could be required to pay damages, obtain licenses or cease making or selling certain products.

        Intellectual property litigation, which could result in substantial cost to Amcor and divert the attention of management, may be necessary to protect Amcor's trade secrets or proprietary technology or for Amcor to defend against claimed infringement of the rights of others and to determine the scope and validity of others' proprietary rights. Amcor may not prevail in any such litigation, and if it is unsuccessful, it may not be able to obtain any necessary licenses on reasonable terms or at all. Failure to protect Amcor's patents, trademarks and other intellectual property rights could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations.

Amcor relies on key personnel to operate and grow its businesses.

        Amcor is dependent on the continued services of its senior management team and its ability to recruit and retain experienced personnel is critical to its success. The failure to integrate new key personnel, the loss of key personnel or an inability to attract new personnel required in Amcor's business could have an adverse effect on Amcor's operations. These risks are particularly relevant in certain Emerging Markets in which Amcor operates where there is strong competition among multi-national and other companies for appropriately skilled workers. Although Amcor has implemented strategies designed to assist in the recruitment and retention of people within Amcor's business, it may encounter difficulties in recruiting and retaining candidates with appropriate experience and expertise and it can give no assurance that all required employees will remain with Amcor or that, in the future, past employees will not organize competitive businesses or accept employment with Amcor's competitors. If any of Amcor's key employees leave their employment, this may adversely affect Amcor's competitive position and Amcor's business.

AMCO-066

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Furthermore, as part of Amcor's growth strategy, it must continue to hire qualified individuals and to integrate the employees of companies which Amcor acquires. There can be no assurance that Amcor will be able to attract, train, retain or integrate qualified personnel in the future and any failure to do so could adversely impact Amcor's operations and development which, in turn, could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations.

Amcor's employees and operations are subject to various operational hazards and risks.

        Due to the inherent nature of Amcor's operations, Amcor's employees may be exposed to potential operational hazards such as fires, malfunction of equipment, accidents, natural disasters and terrorism. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may also result in suspension of operations, harm to Amcor's reputation and the imposition of civil or criminal fines or penalties, all of which could have an adverse effect on Amcor's business, financial condition or results of operations, which effect may be material. These operational hazards and risks may increase as and when Amcor undertakes integration activities associated with acquisitions. While Amcor has developed and implemented occupational health and safety management systems designed to remove or minimize such risks and their potential impact on Amcor's employees, property, and operations, there can be no assurance that such hazards and risks will not impact Amcor's operations and employees.

Amcor relies on its information technology and any failure or disruption in that infrastructure could disrupt Amcor's operations, compromise customer, employee, vendor and other data, and adversely affect Amcor's results of operations.

        Amcor relies on the successful and uninterrupted functioning of its information technology and control systems to securely manage operations and various business functions, and on various technologies to process, store and report information about Amcor's business, and to interact with customers, vendors and employees around the world. In addition, Amcor's information systems increasingly rely on cloud solutions which require different security measures. These measures cover technical changes to Amcor's network security, organization and governance changes as well as alignment of third party vendors on market standards. As with all large systems, Amcor's information technology systems may be susceptible to damage, disruption, information loss or shutdown due to power outages, failures during the process of upgrading or replacing software, hardware failures, computer viruses, cyber-attacks, catastrophic events, telecommunications failures, user errors, unauthorized access and malicious or accidental destruction or theft of information or functionality.

        Amcor also maintains and has access to sensitive, confidential or personal data or information that is subject to privacy and security laws, regulations and customer controls. Despite Amcor's efforts to protect such information, Amcor's facilities and systems and those of its customers and third-party service providers may be vulnerable to security breaches, misplaced or lost data and programming and/or user errors that could lead to the compromising of sensitive, confidential or personal data or information.

        Information system damages, disruptions, shutdowns or compromises could result in production downtimes and operational disruptions, transaction errors, loss of customers and business opportunities, legal liability, regulatory fines, penalties or intervention, reputational damage, reimbursement or compensatory payments and other costs, any of which could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations, which effect may be material. Although Amcor attempts to mitigate these risks by employing a number of measures, Amcor's systems, networks, products, and services remain potentially vulnerable to advanced and persistent threats.

AMCO-067

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor is subject to costs and liabilities related to current and future environmental and health and safety laws and regulations that could adversely affect Amcor's business.

        Amcor is required to comply with environmental and health and safety laws, rules and regulations in each of the countries in which it does business. Many of Amcor's products come into contact with the food and beverages they package and therefore Amcor is also subject to certain local and international standards related to such products. Compliance with these laws and regulations can require significant expenditure of financial and employee resources.

        In addition, changes to such laws, regulations and standards are made or proposed regularly, and some of the proposals, if adopted, might, directly or indirectly, result in a material reduction in the operating results of one or more of Amcor's operating units. For instance, an increase in legislation with respect to litter related to plastic packaging or related recycling programs may cause legislators in some countries and regions in which Amcor's products are sold to consider banning or limiting certain packaging formats or materials. Additionally, increased regulation of emissions linked to climate change, including greenhouse gas (carbon) emissions and other climate-related regulations, could potentially increase the cost of Amcor's operations due to increased costs of compliance (which may not be recoverable through adjustment of prices), increased cost of fossil fuel inputs and increased cost of energy intensive raw material inputs. However, any such changes are uncertain, and Amcor cannot predict the amount of additional capital expenses or operating expenses that would be necessary for compliance.

        Federal, state, provincial, foreign and local environmental requirements relating to air, soil and water quality, handling, discharge, storage and disposal of a variety of substances and climate change are also significant factors in Amcor's business and changes to such requirements generally result in an increase to Amcor's costs of operations. Amcor may be found to have environmental liability for the costs of remediating soil or water that is, or was, contaminated by Amcor or a third party at various facilities owned, used or operated by Amcor (including facilities that may be acquired by Amcor in the future). Legal proceedings may result in the imposition of fines or penalties, as well as mandated remediation programs, that require substantial, and in some instances, unplanned capital expenditure.

        The effects of climate change and greenhouse gas effects may adversely affect Amcor's business. A number of governmental bodies have introduced, or are contemplating introducing, regulatory change to address the impacts of climate change, which, where implemented, may have adverse impacts on Amcor's operations or financial results.

        Amcor has incurred in the past, and may incur in the future, fines, penalties and legal costs relating to environmental matters, and costs relating to the damage of natural resources, lost property values and toxic tort claims. Provisions are raised when it is considered probable that Amcor has some liability. However, because the extent of potential environmental damage, and the extent of Amcor's liability for such damage, is usually difficult to assess and may only be ascertained over a long period of time, Amcor's actual liability in such cases may end up being substantially higher than the currently provisioned amount. Accordingly, additional charges could be incurred that would have an adverse effect on Amcor's operating results and financial position, which may be material.

Amcor is subject to litigation risks, including for product safety, which could adversely affect Amcor's business.

        Amcor is exposed to potential legal and other claims or disputes in the course of Amcor's business, including contractual disputes and other liability claims. In particular, as one of the world's largest packaging companies, with the majority of sales in fiscal year 2018 made into the food, beverage, pharmaceutical, medical device, home and personal care and other consumer goods end markets, any product safety or integrity incident could result in significant litigation exposure.

AMCO-068

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Although Amcor has not had any significant legal claims or disputes, including with respect to product safety, made against it in recent years, and Amcor seeks to minimize the risk of such claims arising (and their impact if they do arise), such claims may arise from time to time in the future and could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations, which effect may be material.

Amcor is subject to changes in tax regulation and enforcement, including as a result of legislative change or interpretation, and changes to accounting standards.

        As of June 30, 2018, Amcor operated in more than 40 countries which have different direct and indirect tax regimes. In some jurisdictions, the application of tax laws and policy to particular facts can be complicated and potentially uncertain. From time to time, Amcor receives assessments for additional taxes from revenue authorities which, having consulted with relevant advisors, Amcor believes are incorrect or unfounded. For example, in respect of Amcor's Brazilian operations, Amcor has received a number of excise and income tax claims from local tax authorities. These claims are subject to proceedings in local courts in Brazil, and Amcor is required to pledge assets, provide letters of credit and/or deposit cash with these courts until these proceedings are resolved. Given the uncertainty of the outcome of these proceedings, Amcor is unable to estimate the amount of any tax assessments that it may be required to pay in the event the claims of the local tax authorities are found to be valid. Any such tax assessments and any related penalties levied on Amcor could have an adverse effect on Amcor's business and cash flow.

        In addition, variations in the taxation laws, including further U.S. tax reform, or the interpretation or application of the taxation laws, of the countries in which Amcor operates could have an adverse effect on Amcor's results of operations and financial condition and performance. For example, the impact from the U.S. Tax Cuts and Jobs Act of 2017 (the "TCJA") is continuously being evaluated as formal guidance is released by United States Treasury and the IRS. The TCJA may introduce a number of factors which could have an adverse effect on Amcor's results of operations and financial condition and performance (such as non-deductibility of interest and international related party payments). Amcor's preliminary assessment is that any change to its effective tax rate as a result of the TCJA is likely to be immaterial. However, until Amcor's analysis is complete, the full impact of the TCJA on Amcor during future periods is uncertain, and no assurance can be made on any potential impacts.

Impairment of assets and goodwill could have an adverse effect on Amcor's operations.

        In accordance with GAAP, Amcor does not amortize goodwill but rather it tests it annually for impairment and any such impairments cannot be reversed. Amcor regularly undertakes detailed impairment testing of its non-current assets, including goodwill and other intangible assets recognized on acquisition of businesses. In the event that general trading conditions and prospects deteriorate or factors underlying assumed discount rates, such as assumed long term interest rates, change, the determined recoverable amount of certain non-current assets may fall below carrying value. This would result in a write-down of the carrying value of any such assets which would have an adverse effect on Amcor's assets, liabilities and results of operations. Amcor has recorded impairments in previous years and Amcor expects impairments may occur in the future.

Amcor has both unfunded and underfunded pension plan liabilities and will require future operating cash flow to fund these liabilities. Amcor has no assurance that it will generate sufficient cash to satisfy these obligations.

        A significant number of Amcor's employees are covered by local mandatory retirement and termination arrangements which, for the purposes of GAAP, are defined benefit obligations. As of June 30, 2018, the accumulated benefit obligation under Amcor's pension plans was $1,125.4 million, the fair value of the assets of the funded plans was $939.3 million and Amcor's net defined benefit

AMCO-069

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

liability was $240.6 million. If the performance of the assets in Amcor's pension plans does not meet Amcor's expectations or if other actuarial assumptions are modified, Amcor's contributions for future years could be higher than it expects.

        For any funded plans in deficit, the Group agrees with the trustees and plan fiduciaries to undertake suitable funding programs to provide additional contributions over time in accordance with local country requirements. Defined benefit liability and asset values are volatile and changes in these values may adversely affect Amcor's legacy funded plans and Amcor's yearly budgeting for these plans.

        Amcor's U.S. pension plans are subject to the ERISA. Under ERISA, the Pension Benefit Guaranty Corporation ("PBGC") generally has the authority to terminate an underfunded pension plan if the possible long-run loss of the PBGC with respect to the plan may reasonably be expected to increase unreasonably if the plan is not terminated. In the event Amcor's U.S. pension plans are terminated for any reason while the plans are underfunded, Amcor will incur a liability to the PBGC that may be equal to the entire amount of the underfunding. Amcor's defined benefit plans in the U.K. are subject to provisions of sections 75 and 75A of the Pensions Act 1995 and the Occupational Pension Schemes (Employer Debt) Regulations 2005 (SI 2005/678, as amended), whereby an employer participating in an occupational defined benefit pension can become liable for some or all of the shortfall in the plan's funding. Any increase in the required contributions to Amcor's pension plans, liability for the underfunding of Amcor's pension plans or any termination of an underfunded pension plan could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations, which effect could be material.

Amcor's insurance policies, including its use of a captive insurance company, may not provide adequate protection against all of the risks Amcor faces.

        Amcor seeks protection from a number of its key operational risk exposures through the purchase of insurance. A significant portion of Amcor's insurance is placed in the insurance market with third party re-insurers. Amcor's policies with such third-party insurers cover property damage and business interruption, public and products liability and directors' and officers' liability. Although Amcor believes the coverage provided by such policies is consistent with industry practice, they may not adequately cover certain risks and there is no guarantee that any claims made under such policies will ultimately be paid.

        Additionally, Amcor retains a portion of Amcor's insurable risk through a captive insurance company, Amcor Insurances Pte Ltd, which is located in Singapore. Amcor's captive insurance company collects annual premiums from Amcor's business groups, and assumes specific risks relating to property damage, business interruption and liability claims. The captive insurance company may be required to make payment for insurance claims, which could have an adverse effect on Amcor's business, cash flow, financial condition and results of operations.

        Amcor's captive insurance company is subject to regulation in Singapore. Such regulations may impose compliance costs, restrict Amcor's ability to access cash held in Amcor's captive insurance company and otherwise impede Amcor's ability to take actions it deems advisable. Singaporean regulators also regularly re-examine existing laws and regulations applicable to insurance companies and products. Resulting changes in applicable laws and regulations, or in interpretations thereof, could adversely affect Amcor's business, results of operations or financial condition. Additionally, any regulatory action in Singapore or the other jurisdictions in which Amcor operates that prohibits or limits Amcor's use of, or materially increases its cost of using, Amcor's captive reinsurance company, either retroactively or prospectively, could have an adverse effect on Amcor's financial condition or results of operations.

AMCO-070

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor is subject to the risk of labor disputes, which could adversely affect its business.

        Although Amcor has not experienced any significant labor disputes in recent years, there can be no assurance that it will not experience labor disputes in the future, including protests and strikes, which could disrupt Amcor's business operations and have an adverse effect on Amcor's business and results of operation. Although Amcor considers its relations with Amcor's employees to be good, there can be no assurance that Amcor will be able to maintain a satisfactory working relationship with Amcor's employees in the future.

Amcor is subject to governmental export and import controls and duties, tariffs or taxes that could subject it to liability or impair its ability to compete in international locations.

        Certain of Amcor's products are subject to export controls and may be exported only with the required export license or through an export license exception. If Amcor were to fail to comply with export licensing, customs regulations, economic sanctions and other laws, it could be subject to substantial civil and criminal penalties, including fines for Amcor and incarceration for responsible employees and managers, and the possible loss of export or import privileges. In addition, if its distributors fail to obtain appropriate import, export or re-export licenses or permits, Amcor may also be adversely affected through reputational harm and penalties. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

        Furthermore, export control laws and economic sanctions prohibit the shipment of certain products to embargoed or sanctioned countries, governments and persons. While Amcor trains its employees to comply with these regulations, it cannot assure that a violation will not occur, whether knowingly or inadvertently. Any such shipment could have negative consequences including government investigations, penalties, fines, civil and criminal sanctions, and reputational harm. In addition, Amcor's global business can be negatively affected by import and export duties, tariff barriers, and related local government protectionist measures, and the unpredictability with which these can occur. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could impact Amcor's ability to export or sell its products to existing or potential customers with international operations. Any limitation on its ability to export or sell our products could adversely affect Amcor's business, financial condition and results of operations.

An increase in interest rates could reduce Amcor's reported results of operations.

        At June 30, 2018, Amcor's variable rate borrowings were $1,667.5 million. Fluctuations in interest rates can increase borrowing costs and have an adverse impact on results of operations. Accordingly, increases or decreases in short-term interest rates will directly impact the amount of interest Amcor pays.

Risks Relating to Bemis' Business

        You should read and consider risk factors specific to Bemis' business that will also affect New Amcor after the transaction. These risks are described in the section entitled "Risk Factors" in Bemis' Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

AMCO-071

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Risks Relating to Ownership of New Amcor Shares

Because there is currently no public market for the New Amcor Shares, the market price and trading volume of the New Amcor Shares may be volatile and holders may not be able to sell New Amcor Shares following the transaction.

        Prior to the completion of the transaction, New Amcor Shares will not be publicly traded and there will not have been any public market for the New Amcor Shares. Following the completion of the transaction, an active trading market for the New Amcor Shares may not develop or be sustained. We cannot predict the extent to which investor interest will lead to the development of an active trading market in the New Amcor Shares or whether such a market will be sustained following the transaction.

        The market price of the New Amcor Shares after the completion of the transaction will be subject to significant fluctuations in response to, among other factors, variations in operating results and market conditions specific to New Amcor's business, industry and the markets in which it operates. If an active public market does not develop or is not sustained, the value of the New Amcor Shares could be adversely affected and it may be difficult for you to sell your New Amcor Shares at a price that is attractive to you, or at all. The market price of the New Amcor Shares could fluctuate significantly for many reasons, including, without limitation:

  •
  as a result of the risk factors listed in this proxy statement/prospectus;

  •
  actual or anticipated fluctuations in New Amcor's operating results;

  •
  for reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by New Amcor's customers or competitors regarding their own performance;

  •
  regulatory changes that could impact New Amcor's business; and

  •
  general economic and industry conditions.

Future sales of New Amcor Shares in the public market could cause volatility in the price of the New Amcor Shares or cause the share price to fall.

        Sales of a substantial number of New Amcor Shares in the public market, or the perception that these sales might occur, could depress the market price of the New Amcor Shares and could impair New Amcor's ability to raise capital through the sale of additional equity securities. For example, Bemis shareholders may decide to sell the New Amcor Shares received by them in the transaction, which will generally be eligible for immediate resale, rather than remain New Amcor shareholders, which could have an adverse impact on the trading price of the shares.

        In the past, following periods of large price declines in the public market price of a company's securities, securities class action litigation has often been initiated against that company. Litigation of this type against New Amcor could result in substantial costs and diversion of management's attention and resources, which would adversely affect its business, results of operation and financial condition. Any adverse determination in litigation against New Amcor could also subject it to significant liabilities.

New Amcor's payment of dividends to its shareholders is subject to the discretion of the board of directors and may be limited by Jersey law.

        Any determination to pay dividends to New Amcor's shareholders will be at the discretion of the board of directors and will be dependent on then-existing conditions, including the combined company's financial condition, earnings, legal requirements, including limitations under Jersey law and other factors the board of directors deems relevant. The board of directors may, in its sole discretion, commence dividend payments, change the amount or frequency of dividend payments or discontinue

AMCO-072

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

the payment of dividends entirely. For these reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, realization of a gain on your New Amcor Shares received in the transaction may depend on the appreciation of the price of the New Amcor Shares, which may never occur.

New Amcor Shares will be traded on more than one exchange and this may result in price variations.

        Trading in New Amcor Shares on the NYSE and ASX (in the form of CDIs) will take place in different currencies (U.S. dollars on the NYSE and Australian Dollars on the ASX) and at different times (resulting from different time zones, different trading hours and different trading days for the NYSE and ASX). The trading prices of New Amcor Shares on these two exchanges may at times differ due to these and other factors. Any decrease in the price of New Amcor Shares on the ASX could cause a decrease in the trading price of New Amcor Shares on the NYSE and vice versa.

        The benefits New Amcor expects of the dual listing on the NYSE and ASX, which are increased liquidity, visibility among investors and access to investors who may be able to hold listed stocks in Australia but not the United States, and vice versa, may not be realized or, if realized, may not be sustained, and the costs associated with a dual listing may ultimately outweigh the associated benefits.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about New Amcor's business, the price and/or trading volume of New Amcor Shares could decline.

        The trading market for New Amcor Shares will depend, in part, on the research and reports that securities or industry analysts publish about New Amcor and its business. Generally, securities and industry analysts based in the United States provide more coverage of U.S. domestic issuers than of foreign issuers. If too few analysts commence and maintain coverage of New Amcor, the trading price for its shares might be adversely affected. Similarly, if one or more of the analysts currently covering Bemis cease coverage of New Amcor or fail to publish reports on it regularly, demand for New Amcor Shares could decrease, which might cause the price of New Amcor Shares and trading volume to decline. In addition, if analysts publish inaccurate or unfavorable research about New Amcor's business, the price and/or trading volume of New Amcor Shares could decline.

Fluctuations in currency exchange rates may significantly impact the results of New Amcor's operations and may significantly affect the comparability of financial results between financial periods.

        New Amcor intends to report its financial results in U.S. dollars. The financial condition and results of operations of New Amcor's subsidiaries outside of the United States will be reported in the relevant local currency and then translated into U.S. dollars at then applicable exchange rates for inclusion in New Amcor's consolidated financial statements. The exchange rates between these local currencies and the U.S. dollar may fluctuate substantially due to changes in economic conditions, monetary policy action, or the threat thereof, by central banks and governments, or other factors.

        Because New Amcor is expected to generate a significant portion of its revenues and incur a significant portion of its operating expenses in currencies other than the U.S. dollar, but intends, following the adoption of the U.S. dollar as its reporting currency, to translate all of its revenues and expenses into U.S. dollars for financial reporting purposes, fluctuations in the value of the U.S. dollar against other currencies may in the future have an adverse effect on New Amcor's business, results of operations or financial condition. New Amcor may enter into hedging transaction using derivative financial instruments to seek to minimize exposure to certain foreign currency fluctuations; however, given the volatility of international exchange rates, New Amcor may not be able to effectively manage currency translation risks and such volatility, or the effects of the hedging instruments themselves, may continue to have a material adverse effect on New Amcor's business, results of operations or financial condition.

AMCO-073

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Currency fluctuations may also significantly affect the comparability of New Amcor's results between financial periods. In addition to currency translation risks, New Amcor will incur currency transaction risks whenever one of its operating subsidiaries enters into either a purchase or a sale transaction using a currency other than its functional currency.

Future offerings of debt or equity securities by New Amcor may materially adversely affect the share price, and future capitalization measures could lead to substantial dilution of existing shareholders' interests in New Amcor.

        New Amcor may seek to raise additional equity through the issuance of new shares or convertible or exchangeable bonds to finance organic growth or future acquisitions. Increasing the number of issued shares without preemptive or subscription rights for existing shareholders would dilute the ownership interests of existing shareholders. Shareholders' ownership interests could also be diluted if other companies or equity interests in companies are acquired in exchange for new Amcor Shares to be issued and if Amcor Shares are issued to employees under future equity based incentive plans.

Provisions of the New Amcor Articles of Association could delay or prevent a takeover of New Amcor by a third party.

        The New Amcor Articles of Association could delay, defer or prevent a third party from acquiring New Amcor, despite any possible benefit to New Amcor's shareholders after closing of the transaction or otherwise adversely affect the price of New Amcor Shares. For example, the New Amcor Articles of Association will:

  •
  permit the New Amcor board to issue one or more series of preferred shares with rights and preferences designated by the New Amcor board;

  •
  impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings;

  •
  limit the ability of shareholders to remove directors without cause;

  •
  require that all vacancies on the New Amcor board be filled by the New Amcor directors; and

  •
  prohibit certain business combinations with an "interested shareholder" unless approved by the New Amcor board.

        These provisions may discourage potential takeover attempts, discourage bids for New Amcor shares at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, the New Amcor shares. These provisions could also discourage proxy contests and make it more difficult for New Amcor shareholders to elect directors other than the candidates nominated by the New Amcor board. See "Description of New Amcor Shares and the New Amcor Articles of Association" for additional information on the anti-takeover measures that may be applicable to New Amcor.

Risk Relating to Tax Matters

        You should read the discussion under the section entitled "The Transaction—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus for a more complete discussion of U.S. federal, U.K. and Jersey income tax considerations relating to the transaction and/or the ownership and disposition of New Amcor Shares received in the transaction.

AMCO-074

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

The merger may fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the merger and the scheme, taken together, may fail to qualify as an exchange described under Section 351 of the Code, or the transaction may be subject to Section 367(a)(1) of the Code, potentially causing U.S. holders of Bemis Shares to recognize gain for U.S. federal income tax purposes.

        In connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, Kirkland & Ellis has rendered to New Amcor its opinion, dated [    •    ], 2019, to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and representations from Bemis, Amcor, New Amcor and Merger Sub, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger and the scheme, taken together, will qualify as an exchange within the meaning of Section 351 of the Code, and the merger and the scheme should not be subject to Section 367(a)(1) of the Code based on the assumption that (x) information provided by Amcor and Bemis regarding historical transactions that could impact their relative valuation, as calculated under Treasury Regulations section 1.367(a)-3(c), is complete and accurate and (y) market conditions between the date hereof and the effective time do not impact the relative valuation of Amcor and Bemis in a manner that causes Bemis' value, as calculated for purposes of Treasury Regulations section 1.367(a)-3(c), to equal or exceed Amcor's.

        As a condition to the scheme, Bemis will request that Cleary Gottlieb or other nationally recognized tax counsel or a "Big 4" accounting firm render its opinion or written advice to Bemis, which will be dated the Sanction Date and based on customary representations and assumptions, that there has been no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

        Assuming that the merger and the scheme qualify for the Intended Tax Treatment, if you are a U.S. holder of Bemis Shares and you exchange all of your Bemis Shares for New Amcor Shares in the transaction, and you are not a certain "five-percent transferee shareholder" that does not file with the IRS a gain recognition agreement as described in applicable Treasury Regulations, you should not recognize any gain or loss with respect to your Bemis Shares, except to the extent of any cash you may receive in lieu of a fractional New Amcor share.

        Notwithstanding the above, until the closing, the parties cannot definitively determine the tax treatment of the transaction. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the transaction does not qualify as a reorganization within the meaning of Section 368(a) of the Code and that the merger and the scheme, taken together, do not qualify as an exchange within the meaning Section 351 of the Code, or that the transaction is otherwise subject to Section 367(a)(1) of the Code.

The merger and the scheme, taken together, may fail to qualify as an exchange described under Section 351 of the Code, potentially causing U.S. holders of Amcor Shares to recognize gain for U.S. federal income tax purposes.

        As described in the risk factor above, Kirkland & Ellis has rendered to New Amcor its opinion, dated [    •    ], 2019, regarding certain U.S. federal income tax consequences of the transaction.

        As a condition to the scheme, Amcor will request that a nationally recognized tax counsel or a "Big 4" accounting firm render its opinion or written advice to Amcor, which will be dated the Sanction Date and based on customary representations and assumptions, that there has been no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

AMCO-075

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Assuming that the merger and the scheme qualify for the Intended Tax Treatment, if you are a U.S. holder of Amcor Shares and you exchange all of your Amcor Shares for New Amcor Shares in the scheme, you should not recognize any gain or loss with respect to your Amcor Shares.

        Notwithstanding the above, until the closing, the parties cannot definitively determine the tax treatment of the merger and the scheme. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the merger and the scheme, taken together, do not qualify as an exchange within the meaning Section 351 of the Code.

Additional tax liabilities could have a material impact on New Amcor's financial condition, results of operations, and/or liquidity.

        The members of the New Amcor group will operate in a number of jurisdictions and will accordingly be subject to tax in several jurisdictions. The tax rules to which such entities are subject are complex and New Amcor and its subsidiaries will be required to make judgments (including certain judgments based on external advice) as to the interpretation and application of these rules, both as to the merger and the scheme and as to the operations of New Amcor and its subsidiaries. The interpretation and application of these laws could be challenged by relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, the ultimate outcome of which could adversely affect New Amcor after the transaction.

        Bemis and Amcor are currently subject to ongoing routine tax inquiries, investigations, and/or audits in various jurisdictions and the tax affairs of New Amcor and its subsidiaries will in the ordinary course be reviewed by tax authorities, who may disagree with certain positions taken and assess additional taxes. New Amcor will regularly assess the likely outcomes of such tax inquiries, investigations or audits in order to determine the appropriateness of its tax provisions. However, there can be no assurance that New Amcor will accurately predict the outcomes of these inquiries, investigations or audits and the actual outcomes of these inquiries, investigations or audits could have a material impact on New Amcor's financial results.

Future changes to tax laws could adversely affect New Amcor.

        Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where New Amcor is subject to tax could increase the amount of tax payable by New Amcor, either in respect of the transaction or in respect of the operations of New Amcor and its subsidiaries.

        The U.S. Congress, the OECD and other governmental entities in jurisdictions where Amcor and Bemis and their respective subsidiaries do business have had an extended focus on issues related to the taxation of multinational corporations. One example is the OECD's "base erosion and profit shifting" project, which focuses on limiting the ability of companies to shift income, losses and deductions based on relative tax rates. A number of tax authorities have indicated that they will consider reforms to their tax laws in response to this project. The EU Council adopted the Anti-Tax Avoidance Directive (EU) 2016 on June 20, 2016 (which was subsequently amended on May 29, 2017), requiring member states to implement certain of the OECD's recommendations. As a result of the OECD project and the focus on the taxation of multi-national corporations, the tax laws in the United States, Australia, and other countries in which Amcor and Bemis and their respective subsidiaries do business could change on a prospective or retroactive basis, and any such changes could adversely affect New Amcor after the transaction.

AMCO-076

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

New Amcor intends to be tax resident solely in the U.K. However, were New Amcor to be treated as tax resident in an alternative or additional jurisdiction, this could increase the aggregate tax burden on New Amcor and its shareholders.

        Under U.K. tax law a company will generally be resident for tax purposes in the U.K. if it is either incorporated in the U.K. or (if it is not incorporated in the U.K.) if the place of its central management and control is in the U.K. This is subject to any alternative position under any applicable double taxation treaty. New Amcor is and will remain incorporated and registered in Jersey, Channel Islands, so will not be presumed automatically to be U.K. resident for tax purposes. The senior management of New Amcor intends to meet all requirements to establish U.K. tax residency by establishing that central management and control of the combined company rests in the U.K. The senior management of New Amcor also intends to ensure that the combined company does not establish a tax residency in any other jurisdiction, whether as a result of having its effective management in any other jurisdiction or otherwise. If, however, U.K. tax residency is not established or maintained, or if tax residence is established elsewhere, this could increase the amount of tax payable by New Amcor and its shareholders.

Risks Relating to Being a Jersey, Channel Islands Company Listing Ordinary Shares

The New Amcor Shares will be issued under the laws of Jersey, Channel Islands, which may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. jurisdiction and which differ in some respects to the laws applicable to Bemis and other U.S. corporations.

        New Amcor is organized under the laws of Jersey, Channel Islands, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the European Union. Jersey, Channel Islands legislation regarding companies is largely based on English corporate law principles. The rights of holders of New Amcor Shares are governed by Jersey law, including the Companies (Jersey) Law 1991, as amended, and by the New Amcor Articles of Association. These rights differ in some respects from the rights of Bemis shareholders and other shareholders in corporations incorporated in the United States. See "Comparison of the Rights of Holders of Bemis Shares and New Amcor Shares" beginning on page [    •    ] of this proxy statement/prospectus. Further, there can be no assurance that the laws of Jersey, Channel Islands, will not change in the future or that they will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.

U.S. shareholders may not be able to enforce civil liabilities against New Amcor and certain other parties named in this proxy statement/prospectus.

        Following consummation of the transaction, a significant portion of New Amcor's assets will be located outside of the United States and several of New Amcor's directors and officers, as well as certain of the experts named in this proxy statement/prospectus, are citizens or residents of, or are organized in, jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of New Amcor and its directors, officers or experts under the U.S. federal securities laws.

        Judgments of U.S. courts may not be directly enforceable outside of the U.S. and the enforcement of judgments of U.S. courts outside of the U.S., including those in Australia and Jersey, may be subject to limitations. Investors may also have difficulties pursuing an original action brought in a court in a jurisdiction outside the U.S., including Australia and Jersey, for liabilities under the securities laws of the U.S. Additionally, New Amcor's Articles of Association will provide that while the Royal Court of Jersey will have non-exclusive jurisdiction over actions brought against New Amcor, the Royal Court of Jersey will be the sole and exclusive forum for derivative shareholder actions, actions for breach of fiduciary duty by New Amcor directors and officers, actions arising out of Jersey Companies Law or actions asserting a claim against a New Amcor director or officer governed by the internal affairs doctrine. There is uncertainty whether courts would enforce such a provision.

AMCO-077

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

THE PARTIES TO THE TRANSACTION

Bemis Company, Inc.

  2301 Industrial Drive
  Neenah, Wisconsin 54956
  +1 920 727 4100

        Bemis Company, Inc., a Missouri corporation founded in 1858, is a supplier of flexible and rigid plastic packaging used by leading food, consumer products, healthcare, and other companies worldwide. Bemis has a strong technical base in polymer chemistry, film extrusion, coating and laminating, printing, and converting. Headquartered in Neenah, Wisconsin, Bemis employs approximately 15,700 individuals worldwide.

        Bemis Shares are listed on the NYSE under the symbol "BMS."

Amcor Limited

  Level 11, 60 City Road
  Southbank, Victoria 3006
  Australia
  +61 3 9226 9000

        Amcor Limited, an Australian public company limited by shares, is a global packaging company generating total sales of over $9 billion each year. Amcor employs more than 33,000 people across 195 sites in more than 40 countries, and is the leader in developing and producing a broad range of packaging products including flexible packaging, rigid containers, specialty cartons and closures. In fiscal year 2018, the majority of sales were made to the defensive food, beverage, pharmaceutical, medical device home and personal care and other consumer goods end markets.

        Amcor Shares are listed on the ASX under the symbol "AMC."

Amcor plc

  83 Tower Road North
  Warmley, Bristol BS30 8XP
  United Kingdom
  +44 117 9753200

        Amcor plc is a subsidiary of Amcor and was formed for the sole purpose of effecting the transaction. We refer to Amcor plc as New Amcor. New Amcor was organized on July 31, 2018 under the name "Arctic Jersey Limited" as a limited company incorporated under the Laws of the Bailiwick of Jersey. On October 10, 2018, New Amcor was renamed "Amcor plc" and became a public limited company incorporated under the Laws of the Bailiwick of Jersey. Upon completion of the transaction, Amcor and Bemis will each become wholly-owned subsidiaries of New Amcor and New Amcor will continue as a holding company. Following the transaction, former Amcor and Bemis shareholders will be holders of New Amcor Shares or CDIs.

        New Amcor has not carried on any activities or operations to date, except for those activities incidental to its formation or undertaken in connection with the transaction. There is currently no established public trading market for New Amcor Shares, but New Amcor Shares are expected to trade on the NYSE under the symbol "AMCR" upon consummation of the transaction.

AMCO-078

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Arctic Corp.

  c/o Amcor plc
  83 Tower Road North
  Warmley, Bristol BS30 8XP
  United Kingdom
  +44 117 9753200

        Arctic Corp., a Missouri corporation and a wholly-owned subsidiary of New Amcor, was formed solely for the purpose of facilitating the transaction. We refer to Arctic Corp. as Merger Sub. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation or undertaken in connection with the transaction. In connection with the transaction, Merger Sub will merge with and into Bemis, with Bemis surviving the merger as a wholly-owned subsidiary of New Amcor.

AMCO-079

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

INFORMATION ABOUT THE BEMIS SPECIAL MEETING

Date, Time and Place of the Bemis Special Meeting

        The Bemis Special Meeting of Bemis shareholders will be held at [    •    ] Central time on [    •    ], 2019, at the Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54956. On or about [    •    ], 2019, Bemis commenced sending this proxy statement/prospectus and the enclosed form of proxy card to its shareholders entitled to vote at the Bemis Special Meeting.

Purpose of the Bemis Special Meeting

        At the Bemis Special Meeting, Bemis shareholders will be asked to consider and vote upon the following proposals (collectively, the "Bemis Proposals"):

  1.
  the Bemis Transaction Agreement Proposal;

  2.
  the Bemis Compensation Proposal;

  3.
  the Bemis Amendments Proposals; and

  4.
  the Bemis Adjournment Proposal.

        The Bemis Proposals are described in further detail below. Bemis' board of directors is not aware of any other business to be acted upon at the Bemis Special Meeting.

Recommendation of Bemis' Board of Directors

        Bemis' board of directors recommends that the Bemis shareholders vote "FOR" the Bemis Transaction Agreement Proposal, "FOR" the Bemis Compensation Proposal, "FOR" the Bemis Amendments Proposals" and "FOR" the Bemis Adjournment Proposal. See "The Transaction—Recommendation of Bemis' Board of Directors; Bemis' Reasons for the Transaction."

        Consummation of the transaction, including the merger, is conditioned upon approval by the Bemis shareholders of the Bemis Transaction Agreement Proposal, but is not conditioned upon approval of the Bemis Compensation Proposal, the Bemis Amendments Proposals or the Bemis Adjournment Proposal.

Bemis Record Date and Quorum

Record Date

        Bemis' board of directors has fixed the close of business on [    •    ], 2019 as the Record Date for determining the Bemis shareholders entitled to receive notice of and to vote at the Bemis Special Meeting.

        As of the Record Date, there were [    •    ] Bemis Shares outstanding and entitled to vote at the Bemis Special Meeting held by [    •    ] holders of record. Each Bemis Share entitles the holder to one vote at the Bemis Special Meeting on each proposal to be considered at the Bemis Special Meeting.

Quorum

        The representation, in person or by proxy, of a majority of the Bemis Shares issued and outstanding on the Record Date and entitled to vote is necessary to constitute a quorum.

        Abstentions or attendance solely to object to notice will be counted as present for purposes of determining a quorum. Because it is expected that all Bemis Proposals to be voted on at the Bemis Special Meeting will be "non-routine" matters, broker non-votes (which are Bemis Shares held by banks, brokers or other nominees that are present in person or by proxy at the Bemis Special Meeting

AMCO-080

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal), if any, will not be considered by Bemis as entitled to vote and will therefore be excluded for purposes of determining a quorum.

Required Vote

        Approval of the Bemis Transaction Agreement Proposal is required for consummation of the transaction, including the merger. Approval of any of the Bemis Compensation Proposal, the Bemis Amendments Proposals or the Bemis Adjournment Proposal is not required for consummation of the transaction, including the merger.

Required Vote to Approve the Bemis Transaction Agreement Proposal

        Approval of the Bemis Transaction Agreement Proposal requires the affirmative vote of the holders of at least two-thirds of the Bemis Shares entitled to vote at the Bemis Special Meeting.

Required Vote to Approve the Bemis Compensation Proposal

        Approval of the Bemis Compensation Proposal on a non-binding, advisory basis requires that the votes cast "FOR" the Bemis Compensation Proposal are of a number greater than the votes cast "AGAINST" the Bemis Compensation Proposal.

Required Vote to Approve the Bemis Amendments Proposals

        Approval of each of the Bemis Amendments Proposals on a non-binding, advisory basis requires that the votes cast "FOR" such Bemis Amendments Proposal are of a number greater than the votes cast "AGAINST" such Bemis Amendments Proposal.

Required Vote to Approve the Bemis Adjournment Proposal

        Approval of the Bemis Adjournment Proposal requires the affirmative vote of the holders a majority of the voting power of the shares present or represented and entitled to vote on that item of business, whether or not a quorum is present.

Treatment of Abstentions; Failure to Be Represented

        For purposes of the Bemis Special Meeting, an abstention as to a particular matter occurs when either (a) a Bemis shareholder affirmatively votes to "ABSTAIN" as to that matter or (b) a Bemis shareholder attends the Bemis Special Meeting and does not vote as to such matter. For purposes of the Bemis Special Meeting, a failure to be represented as to particular Bemis Shares and a particular matter occurs when either (a) the holder of record of such Bemis Shares neither attends the meeting nor returns a proxy with respect to such Bemis Shares or (b) such Bemis Shares are held in "street name" and the beneficial owner does not instruct the owner's bank, broker or other nominee on how to vote such Bemis Shares with respect to such matter (i.e., a broker non-vote).

  •
  For the Bemis Transaction Agreement Proposal, an abstention or a failure to be represented will have the same effect as a vote cast "AGAINST" this proposal.

  •
  For the Bemis Compensation Proposal and the Bemis Amendments Proposals, an abstention or failure to be represented will not have any effect on such proposal.

  •
  For the Bemis Adjournment Proposal, an abstention will have the same effect as a vote cast "AGAINST" this proposal, but a failure to be represented will not have any effect on this proposal.

AMCO-081

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Voting by Bemis' Directors and Executive Officers

        As of the Record Date, directors and executive officers of Bemis and their affiliates owned and were entitled to vote [    •    ] Bemis Shares, representing approximately [    •    ]% of the Bemis Shares outstanding and entitled to vote on that date, and directors and executive officers of Amcor and their affiliates owned and were entitled to vote [    •    ] Bemis Shares, representing approximately [    •    ]% of the Bemis Shares outstanding and entitled to vote on that date. Bemis currently expects that Bemis' directors and executive officers will vote their Bemis Shares in favor of the Bemis Proposals, although none of them has entered into any agreement obligating him or her to do so.

Voting of Proxies; Incomplete Proxies

        Giving a proxy means that a Bemis shareholder authorizes the persons named in the enclosed proxy card to vote its Bemis Shares at the Bemis Special Meeting in the manner the Bemis shareholder directs. A Bemis shareholder may vote by proxy or in person at the Bemis Special Meeting. If you hold your Bemis Shares in your name as a shareholder of record, to submit a proxy, you, as a Bemis shareholder, may use one of the following methods:

  •
  By Mail.  Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope you have been provided. To be valid, your proxy by mail must be received by 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting.

  •
  By Telephone.  The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card. To be valid, your telephone proxy must be received by 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting.

  •
  By Internet.  The web address and instructions for internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by internet, then you do not need to return the proxy card. To be valid, your internet proxy must be received by 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting.

  •
  In Person.  You may also vote your shares in person at the Bemis Special Meeting.

        Bemis requests that Bemis shareholders submit their proxies by telephone or over the internet or by completing and signing the accompanying proxy card and returning it to Bemis in the enclosed postage-paid envelope as soon as possible. When the accompanying proxy card is returned properly executed, the Bemis Shares represented by it will be voted at the Bemis Special Meeting in accordance with the instructions contained on the proxy card.

        If you sign and return your proxy card without indicating how to vote on any particular proposal, the Bemis Shares represented by your proxy will be voted "FOR" each such proposal in accordance with the recommendation of Bemis' board of directors. The proxyholders may use their discretion to vote on any other proposals that might be presented relating to the Bemis Special Meeting.

        See below for further instructions specific to Bemis Shares held in "street name" by a bank, broker or other nominee.

        Every Bemis shareholder's vote is important. Accordingly, each Bemis shareholder should submit its proxy by telephone or the internet, or sign, date and return the enclosed proxy card by mail in the enclosed postage-paid envelope, whether or not the Bemis shareholder plans to attend the Bemis Special Meeting in person.

AMCO-082

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Shares Held in Street Name and Broker Non-Votes

        If your Bemis Shares are held in "street name" through a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the internet and must instruct such bank, broker or other nominee on how to vote such shares by following the instructions that the bank, broker or other nominee provides you along with this proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your Bemis Shares, so you should read carefully the materials provided to you by your bank, broker or other nominee.

        You are not permitted to vote Bemis Shares held in "street name" by returning a proxy card directly to Bemis or by voting in person at the Bemis Special Meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, banks, brokers or other nominees who hold Bemis Shares on behalf of their customers may not give a proxy to Bemis to vote those shares with respect to any of the Bemis Proposals without specific instructions from their customers, because banks, brokers and other nominees do not have discretionary voting power on any of the Bemis Proposals. Therefore, if your Bemis Shares are held in "street name" and you do not instruct your bank, broker or other nominee on how to vote your shares,

  1.
  your bank, broker or other nominee will not be permitted to vote your Bemis Shares on the Bemis Transaction Agreement Proposal, and this non-vote will have the same effect as a vote "AGAINST" this proposal;

  2.
  your bank, broker or other nominee will not be permitted to vote your Bemis Shares on the Bemis Compensation Proposal, and this non-vote will have no effect on the vote count for this proposal;

  3.
  your bank, broker or other nominee will not be permitted to vote your Bemis Shares on the Bemis Amendments Proposals, and this non-vote will have no effect on the vote count for this proposal; and

  4.
  your bank, broker or other nominee will not be permitted to vote your Bemis Shares on the Bemis Adjournment Proposal, which will have no effect on the vote count for this proposal.

        If your Bemis Shares are held in "street name" and you do not instruct your bank, broker or other nominee on how to vote your shares with respect to any of the Bemis Proposals, your Bemis Shares will not be counted toward determining whether a quorum is present. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the Bemis Proposals.

Revocability of Proxies and Changes to a Bemis Shareholder's Vote

        If you are a Bemis shareholder of record, you may revoke or change your proxy at any time before it is voted at the Bemis Special Meeting by:

  •
  sending a written notice of revocation to Bemis Company, Inc., Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54956, Attention: Corporate Secretary, that is received by Bemis prior to 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting, stating that you would like to revoke your proxy;

  •
  submitting a new proxy bearing a later date (by mail, telephone or internet, in accordance with the instructions on the enclosed proxy card) that is received by Bemis prior to 11:59 p.m. Eastern time on the day preceding the Bemis Special Meeting; or

  •
  attending the Bemis Special Meeting, providing a written notice of revocation and voting in person.

AMCO-083

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        If you are a Bemis shareholder whose Bemis Shares are held in "street name" by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares in person at the Bemis Special Meeting only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee. If your Bemis Shares are held in an account at a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

        Attending the Bemis Special Meeting will not automatically revoke a proxy that was submitted by mail, telephone or the internet. You must provide a written notice of revocation at the Bemis Special Meeting in order to revoke your proxy and, if you want to then vote your Bemis Shares yourself, you will have to vote by ballot at the Bemis Special Meeting.

Solicitation of Proxies

        The cost of the solicitation of proxies from Bemis shareholders will be borne by Bemis. Bemis will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Bemis Shares. Bemis has retained the professional proxy solicitation firm Innisfree M&A Incorporated ("Innisfree") to assist in the solicitation of proxies for a base fee of approximately $25,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Bemis' directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Bemis Proposal 1—Approval of the Bemis Transaction Agreement Proposal
(Item 1 on the Bemis proxy card)

        Bemis is asking Bemis shareholders to approve the Transaction Agreement, which constitutes the "plan of merger," as such term is used in Section 351.410 of the Missouri Code (the "Bemis Transaction Agreement Proposal"). A copy of the Transaction Agreement is attached as Annex A to this proxy statement/prospectus. For a discussion of the terms and conditions of the Transaction Agreement, see the section entitled "The Transaction Agreement" beginning on page [    •    ] of this proxy statement/prospectus. For a discussion of certain risks relating to the transaction, see the section entitled "Risk Factors" beginning on page [    •    ] of this proxy statement/prospectus. For a discussion of other considerations related to the transaction, see the section entitled "The Transaction" beginning on page [    •    ] of this proxy statement/prospectus. This information should be read and considered together with the rest of this proxy statement/prospectus.

        The transaction, including the merger, cannot be completed without the approval of the Bemis Transaction Agreement Proposal by the affirmative vote of the holders of at least two-thirds of the issued and outstanding Bemis Shares. If you do not vote, the effect will be the same as a vote "AGAINST" approving the Transaction Agreement.

        Bemis' board of directors has unanimously (1) approved the Transaction Agreement, the scheme, the merger, the equity award treatment and the other transactions contemplated by the Transaction Agreement; (2) determined and declared that the Transaction Agreement, the scheme, the merger, the equity award treatment and the other transactions contemplated by the Transaction Agreement are advisable to, fair to and in the best interests of, Bemis and its shareholders; and (3) directed that the approval of the Transaction Agreement be submitted to a vote at a meeting of the Bemis shareholders.

        Bemis' board of directors unanimously recommends that the Bemis shareholders vote "FOR" the Bemis Transaction Agreement Proposal.

AMCO-084

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis Proposal 2—Approval of the Bemis Compensation Proposal
(Item 2 on the Bemis proxy card)

        Bemis is asking Bemis shareholders to approve, in a non-binding advisory vote, certain compensation (otherwise known as "change-of-control payments") that may be paid or become payable to Bemis' named executive officers in connection with the consummation of the transaction (including the agreements and understandings pursuant to which such compensation may be paid or become payable) as disclosed in this proxy statement/prospectus as described in "The Transaction—Interests of Bemis' Directors and Executive Officers in the Transaction" beginning on page [    •    ] of this proxy statement/prospectus (the "Bemis Compensation Proposal"). This vote, which is required by the Dodd-Frank Act, is commonly referred to as a "golden parachute say-on-pay" vote.

        The Bemis Compensation Proposal relates only to already existing contractual obligations of Bemis that may result in a payment to Bemis' named executive officers in connection with, or following, the consummation of the merger and does not relate to any new compensation or other arrangements between Bemis' named executive officers and Amcor or, following the consummation of the transaction, New Amcor, Bemis and their respective affiliates. Further, the Bemis Compensation Proposal does not relate to any compensation arrangement that may become applicable to Bemis' directors or executive officers who are not named executive officers.

        As an advisory vote, the Bemis Compensation Proposal is not binding upon Bemis or Bemis' board of directors, and approval of the Bemis Compensation Proposal is not a condition to completion of the transaction, including the merger. The vote on executive compensation payable in connection with the transaction is a vote separate and apart from the vote to approve the Transaction Agreement. Accordingly, you may vote for the Bemis Transaction Agreement Proposal and vote against the Bemis Compensation Proposal and vice versa. Because the vote is advisory in nature only, it will not be binding on Bemis. Accordingly, to the extent that Bemis is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the transaction is consummated and regardless of the outcome of the advisory vote on this proposal. The change-of-control payments are a part of Bemis' comprehensive executive compensation program and are intended to align Bemis' named executive officers' interests with yours as shareholders by ensuring their continued retention and commitment during critical events such as the transaction, including the merger, which may create significant personal uncertainty for them.

        Approval of the Bemis Compensation Proposal on a non-binding, advisory basis requires that the votes cast "FOR" the Bemis Compensation Proposal are of a number greater than the votes cast "AGAINST" the Bemis Compensation Proposal. An abstention will not have any effect on the advisory vote on this proposal.

        Bemis' board of directors unanimously recommends that the Bemis shareholders vote "FOR" the Bemis Compensation Proposal.

Bemis Proposals 3 through 5—Approval of the Bemis Amendments Proposals
(Items 3 through 5 on the Bemis proxy card)

        Following the completion of the transaction, New Amcor will be governed by the New Amcor Articles of Association, the form of which is filed as Annex B to this proxy statement/prospectus. Each Bemis shareholder immediately prior to the transaction (other than Dissenting Shareholders) will become a New Amcor shareholder upon completion of the transaction and the New Amcor Shares received by Bemis shareholders at the effective time will be governed by the New Amcor Articles of Association.

        In accordance with SEC requirements, Bemis is asking Bemis shareholders to cast a non-binding advisory vote on each of the below proposals to express their views on certain provisions of the New

AMCO-085

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Articles of Association that will substantively affect their rights as New Amcor shareholders upon completion of the transaction and that represent a change from the corresponding provisions of Amcor's current governing documents.

  •
  Bemis Proposal 3—Approval of a provision of the New Amcor Articles of Association setting forth the requirements for shareholder nominations and other proposals to be considered at an annual general meeting of New Amcor or an extraordinary general meeting of New Amcor (see Section 7.3 of the form of the New Amcor Articles of Association set forth as Annex B to this proxy statement/prospectus).

  •
  Bemis Proposal 4—Approval of a provision of the New Amcor Articles of Association to the effect that directors may be removed from office by ordinary resolution of the New Amcor shareholders only for cause (see Section 8.3 of the form of New Amcor Articles of Association set forth as Annex B to this proxy statement/prospectus).

  •
  Bemis Proposal 5—Approval of a provision of the New Amcor Articles of Association establishing that the holders of New Amcor Shares representing at least the majority of the total voting rights of all shareholders entitled to vote at a general meeting will be a quorum for all purposes (see Section 7.6 of the form of the New Amcor Articles of Association set forth as Annex B to this proxy statement/prospectus).

        The vote on each of the Bemis Amendments Proposals is a vote separate and apart from the vote on the Bemis Transaction Agreement Proposal. A Bemis shareholder may vote to approve the Bemis Transaction Agreement Proposal and not vote in favor of any of the Bemis Amendments Proposals, and vice versa. Because each of the Bemis Amendments Proposals is advisory only, the results of those votes will not be binding on New Amcor, Amcor or Bemis and the approval of the Bemis Amendments Proposals is not a condition to the consummation of the transaction. Accordingly, if the Bemis Transaction Agreement Proposal is adopted by the Bemis shareholders and the transaction is completed, the New Amcor Articles of Association will become effective, subject only to the conditions applicable thereto, regardless of the results of the vote of the Bemis shareholders on the Bemis Amendments Proposals. However, Bemis seeks the support of the Bemis shareholders and believes that shareholder support is appropriate because the Bemis shareholders will become New Amcor shareholders upon consummation of the transaction.

        Approval of the Bemis Amendments Proposals on a non-binding, advisory basis requires that the votes cast "FOR" each Bemis Amendments Proposal are of a number greater than the votes cast "AGAINST" such Bemis Amendments Proposal. An abstention will not have any effect on the advisory vote on this proposal.

        Bemis' board of directors unanimously recommends that the Bemis shareholders vote "FOR" each of the Bemis Amendments Proposals.

Bemis Proposal 6—Approval of the Adjournment Proposal
(Item 6 on the Bemis proxy card)

        Bemis is asking Bemis shareholders to grant authority to proxy holders to approve one or more adjournments of the Bemis Special Meeting to a later date or dates for any purposes, including if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Bemis Special Meeting to approve the Bemis Transaction Agreement Proposal (the "Bemis Adjournment Proposal"). Bemis intends to move to adjourn the Bemis Special Meeting in order to enable Bemis' board of directors to solicit additional proxies for approval of the Bemis Transaction Agreement Proposal if, at the Bemis Special Meeting, the number of Bemis Shares present or represented and voting in favor of the Bemis Transaction Agreement Proposal is insufficient to approve such proposal.

AMCO-086

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        If the Bemis shareholders approve the Bemis Adjournment Proposal, Bemis could adjourn the Bemis Special Meeting and any adjourned session of the Bemis Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Bemis shareholders who have previously voted. If, after the adjournment, a new record date is fixed for the adjourned meeting, notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the meeting.

        Approval of the Bemis Adjournment Proposal requires the affirmative vote of the holders a majority of the voting power of the shares present or represented and entitled to vote on that item of business, whether or not a quorum is present. An abstention will have the same effect as a vote cast "AGAINST" the proposal, but a failure to be represented will not have any effect on this proposal.

        Bemis' board of directors unanimously recommends that the Bemis shareholders vote "FOR" the Bemis Adjournment Proposal.

Attending the Bemis Special Meeting

        Subject to space availability and certain security procedures, all Bemis shareholders as of the Record Date, or their duly appointed proxies, may attend the Bemis Special Meeting. Admission to the Bemis Special Meeting will be on a first-come, first-served basis.

        Each person attending the Bemis Special Meeting must have proof of ownership of Bemis Shares, as well as valid government-issued photo identification, such as a driver's license or passport, to be admitted to the meeting. If you hold your Bemis Shares in your name as a shareholder of record, you will need proof of ownership of Bemis Shares. If your Bemis Shares are held in the name of a bank, broker or other nominee and you plan to attend the Bemis Special Meeting, you must present proof of your ownership of Bemis Shares, such as a bank or brokerage account statement, to be admitted to the meeting.

Dissenters' Rights

        Under Section 351.455 of the Missouri Code, Bemis shareholders who do not vote in favor of the Bemis Transaction Agreement Proposal and who follow the procedures summarized in greater detail under "The Transaction—Dissenters' Rights of Bemis Shareholders," beginning on page [    •    ] of this proxy statement/prospectus, will have the right to dissent from the Bemis Transaction Agreement Proposal and obtain, in the event of and following the consummation of the transaction, appraisal and payment in cash of the fair value of their Bemis Shares as of the day prior to the date of the Bemis Special Meeting. No Bemis shareholder exercising Dissenters' Rights will be entitled to the transaction consideration or any dividends or other distributions coming into effect following the transaction unless and until the holder fails to perfect or effectively withdraws or loses his or her right to dissent from the Bemis Transaction Agreement Proposal. If you are contemplating exercising your Dissenters' Rights, we urge you to read carefully the provisions of Section 351.455 of the Missouri Code, which are attached to this proxy statement/prospectus as Annex D, and consult with your legal counsel before exercising or attempting to exercise these rights. Bemis shareholders receiving cash upon exercise of Dissenters' Rights may recognize gain for U.S. federal income tax purposes. For more information, see "The Transaction—Dissenters' Rights of Bemis Shareholders" beginning on page [    •    ] of this proxy statement/prospectus and "—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the Bemis Special Meeting, please contact Innisfree, the proxy solicitor for Bemis, by telephone at +1 888 750 5834. Banks, brokerage firms, and other nominees may call collect at +1 212 750 5833.

AMCO-087

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

THE TRANSACTION

        This section describes the transactions contemplated by the Transaction Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the transaction that is important to you. You are encouraged to read the Transaction Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about New Amcor, Amcor or Bemis. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Bemis makes with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus.

Transaction Structure

        Amcor and Bemis have agreed to combine under the terms of the Transaction Agreement that are described in this proxy statement/prospectus. The Transaction Agreement provides that, if the transaction is approved by Bemis' and Amcor's respective shareholders and the other conditions to closing the transaction are satisfied or waived at the closing of the transaction: (a) pursuant to the scheme, each Amcor Share issued and outstanding will be exchanged for one CDI, representing a beneficial ownership interest (but not legal title) in one New Amcor Share, or, at the election of the holder of an Amcor Share, one New Amcor Share, and (b) as promptly as reasonably practicable thereafter, Merger Sub will merge with and into Bemis, with Bemis surviving the merger as a wholly-owned subsidiary of New Amcor, pursuant to which each Bemis Share, other than certain excluded shares, will be converted into the right to receive 5.1 New Amcor Shares.

        As a result of the transaction, each of Amcor and Bemis will be a direct, wholly-owned subsidiary of New Amcor and the former Amcor and Bemis shareholders will become holders of New Amcor Shares or CDIs. Following the completion of the transaction, former Amcor shareholders are expected to hold approximately 71% of New Amcor and former Bemis shareholders are expected to hold approximately 29% of New Amcor. Upon completion of the transaction, the New Amcor Shares are expected to be listed and traded on the NYSE under the symbol "AMCR." Following the transaction, the Bemis Shares will be delisted from the NYSE and deregistered under the Exchange Act and Bemis will no longer be a publicly held company and will cease filing periodic and other reports with the SEC. In addition, Amcor Shares will be delisted from the ASX and Amcor will no longer be a publicly held company in Australia or required to comply with the continuous disclosure requirements under the Australian Act and listing rules of the ASX.

Governance of New Amcor Following the Transaction

Name of Company; Corporate Offices; Jurisdiction

        Following the transaction, the name of the combined company will be "Amcor plc," which we refer to herein as New Amcor. New Amcor will continue to maintain a critical presence in the same locations from which Amcor currently operates as well as at Neenah, Wisconsin and other key Bemis locations. New Amcor will be incorporated in Jersey, Channel Islands, with an intended tax domicile in the United Kingdom.

Board of Directors

        At and following the effective time, New Amcor's board of directors will consist of eleven directors, eight of whom will be from the existing Amcor board of directors and will be nominated by Amcor and three of whom will be from the existing Bemis board of directors and will be nominated by Bemis (each of whom will be subject to the prior written approval of Amcor). It is the intention of the parties that each member of New Amcor's board of directors as of immediately following the effective

AMCO-088

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

time will be nominated for reelection by shareholders at the first annual shareholders meeting of New Amcor following the effective time.

        Amcor's current Chairman, Mr. Graeme Liebelt, will continue to serve as Chairman of New Amcor's board of directors after the transaction, and Mr. Ronald Delia will continue to serve as the only executive officer on New Amcor's board of directors.

Management

        Amcor's current CEO, Mr. Ronald Delia, will continue in that role for New Amcor after the transaction. The rest of New Amcor's executive team will be identified in due course prior to the closing of the transaction.

Governing Documents

        As a result of the transaction, the holders of Bemis Shares and the holders of Amcor Shares will each become holders of New Amcor Shares or CDIs. The rights of shareholders will be governed by the laws of Jersey, Channel Islands, including the Jersey Companies Law, and the New Amcor Articles of Association. New Amcor's current articles of association will, as of immediately prior to the scheme closing and until amended after the effective time in accordance with its terms, be amended and restated in the form attached as Annex B to this proxy statement/prospectus.

        For additional information on post-closing governance, see "The Transaction—Governance of New Amcor Following the Transaction" and "The Transaction Agreement—Governance of New Amcor."

Background of the Transaction

        The following chronology summarizes certain key events and contacts that preceded signing of the Transaction Agreement. It does not purport to catalogue every conversation among Bemis' board of directors, members of Bemis management, Bemis' representatives and other parties, or among Amcor's board of directors, members of Amcor management, Amcor's representatives and other parties.

        During the past several years, as part of Bemis' ongoing strategic-planning process, Bemis' board of directors and management regularly reviewed and assessed, among other things, Bemis' short- and long-term strategic goals and opportunities, competitive environment, and short- and long-term performance and potential strategic alternatives, with the goal of enhancing shareholder value.

        Likewise, Amcor's board of directors and Amcor's senior management actively monitor and assess developments in the consumer packaging industry. In addition, Amcor's board of directors and Amcor's senior management regularly evaluate Amcor's performance, long-term strategic goals and competitive position in the consumer packaging industry, as well as potential strategic alternatives and business combinations available to Amcor. As part of its ongoing evaluation of Amcor, Amcor's board of directors and Amcor's senior management have considered initiatives to improve the efficiency and growth of Amcor's global flexible packaging operations, particularly in North and South America.

        In February 2017, Amcor's Chief Executive Officer, Ronald Delia, emailed Bemis' Chief Executive Officer, William Austen, to suggest an informal meeting at an upcoming industry conference that they both planned to attend. Over the course of the following five months, Messrs. Delia and Austen exchanged brief, informal emails focused on finding a mutually convenient time for an introductory meeting. Neither Mr. Delia nor Mr. Austen ever mentioned in the emails any specific topics for discussion.

        On June 30, 2017, Bemis issued a press release announcing the adoption of a restructuring program referred to as "Agility," the stated purpose of which was to materially improve Bemis' profitability by reducing its manufacturing and administrative cost structure.

        In July 2017, Mr. Austen was contacted by the Chief Executive Officer of a potential strategic counterparty ("Party A") to schedule a mutually convenient time to meet to discuss opportunities for

AMCO-089

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Party A and Bemis to mutually supply film and corrugated products to one another. Mr. Austen and Party A's Chief Executive Officer met in Chicago on July 10, 2017 to discuss a possible supply arrangement. Following the meeting, the Chief Executive Officer of Party A called Mr. Austen requesting a second meeting to discuss a potential opportunity.

        Mr. Austen and the Chief Executive Officer of Party A met again in August 2017. At the meeting, the Chief Executive Officer of Party A discussed an outline of a potential merger of equals combination between Bemis and Party A. Thereafter, Mr. Austen relayed the conversation to Tim Manganello, the Chairman of Bemis' board of directors, and was advised by Mr. Manganello to maintain the dialogue with the Chief Executive Officer of Party A but to stay focused on Agility and improving Bemis' operations.

        On August 18, 2017, Amcor's board of directors had an ordinary meeting in Melbourne, Australia. Amcor's Chief Financial Officer, Michael Casamento, Amcor's Executive Vice President of Strategic Development, Ian Wilson, and Amcor's General Counsel, Julie McPherson, were also in attendance. At this meeting, Amcor's board of directors discussed that, as part of their ongoing search for potential strategic opportunities, an acquisition of Bemis appeared to be strategically attractive and had potential to create value for Amcor and its shareholders. During the meeting, Mr. Delia informed the board of directors that Amcor senior management had engaged with Moelis & Company ("Moelis") and UBS AG, Australia Branch ("UBS"), as potential financial advisors, and had engaged Kirkland & Ellis LLP ("Kirkland & Ellis") as outside legal advisor, to advise Amcor in connection with a potential transaction with Bemis. During the course of the meeting, Amcor's board of directors discussed a number of considerations regarding a potential transaction. Following these discussions, Amcor's board of directors authorized Mr. Delia to make an informal approach to Mr. Austen regarding a potential transaction. Amcor's board of directors also authorized and directed Amcor's senior management to commence more detailed work regarding a potential transaction in advance of the next Amcor board of directors meeting, including with respect to engagement strategy and key transaction issues.

        On August 24, 2017, Mr. Delia sent an unsolicited email to Mr. Austen, seeking to arrange a meeting to discuss a potential combination of Amcor and Bemis. Mr. Austen replied via email the next day, stating that he was focused on implementing Bemis' announced restructuring program but would be available to meet Mr. Delia at the end of September. Mr. Austen and Mr. Delia exchanged additional logistical emails over the next few days but did not schedule a meeting. Bemis' closing stock price on August 24, 2017 was $41.17 per Bemis Share. Mr. Austen advised Mr. Manganello of the exchanges with Mr. Delia.

        On September 7, 2017, certain media outlets published unconfirmed reports that Amcor was considering a potential acquisition of Bemis. The reports stated that Amcor's interest was at an early stage and did not speculate on a proposed acquisition price. Consistent with its policies regarding such rumors, Bemis declined to comment on the media reports. Amcor issued a public statement that it continually reviews opportunities to improve shareholder value and, as part of that process, regularly assesses a range of strategic options. Bemis' closing stock price on that date was $46.90 per Bemis Share, up from $42.67 the prior day.

        On September 9, 2017, Mr. Austen and the Chief Executive Officer of Party A met to generally discuss certain issues in connection with a potential merger of equals transaction. In October 2017, the Chief Executive Officer of Party A called Mr. Austen to advise him that Party A's board of directors continued to be interested in a possible merger with Bemis.

        On September 25, 2017, Mr. Austen was called by the Chief Executive Officer of another potential strategic counterparty ("Party B"), who expressed the view that a combination of Party B and Bemis could generate growth and shareholder value, and further stated that since the publication of the Amcor rumors, Party B had conducted a preliminary analysis of such a combination. Mr. Austen declined to comment on the rumors and stated that Bemis' management and Bemis' board of directors were focused on executing the company's operating plan and Agility, which were expected to enhance

AMCO-090

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis shareholder value. The Chief Executive Officer of Party B stated that he would reflect on Mr. Austen's comments and follow-up. Mr. Austen and the Chief Executive Officer of Party B had no further contact thereafter. On September 29, 2017, Party B withdrew its stated interest.

        On October 30, 2017, at an ordinary meeting of Amcor's board of directors in Melbourne, Australia, which was also attended by Mr. Casamento and Ms. McPherson, Mr. Delia provided an update on the status of a potential transaction with Bemis. Amcor's board of directors and the other attendees discussed the recent media reports regarding Amcor's interest in a transaction and agreed that, while Amcor should continue to monitor Bemis' performance and business strategy in light of the market rumors and resulting public speculation and distraction, Amcor should hold off on further pursuing a potential transaction for the time being and reevaluate whether to re-engage with Bemis at the end of the calendar year.

        On November 1, 2017, Bemis' board of directors held a meeting in Dearborn, Michigan. Michael Clauer, Bemis' Chief Financial Officer, and Sheri Edison, Bemis' Chief Legal Officer, attended the meeting, as did representatives of Goldman Sachs & Co. LLC ("Goldman Sachs"), Bemis' long-time financial advisor, and Faegre Baker Daniels LLP ("FaegreBD"), Bemis' outside legal counsel. Mr. Austen advised Bemis' board of directors of the recent discussions with Party A and Party B and stated that there had been no discussions with representatives of Amcor since the email exchanges of late August. Representatives of Goldman Sachs also discussed with Bemis' board of directors shareholder activism trends and the general state of the mergers and acquisitions market, including in the flexible/specialty packaging industry. Representatives of FaegreBD summarized Bemis' board of directors fiduciary duties, including in the context of responding to offers for a possible sale of Bemis.

        During the evening of December 4, 2017, a media outlet published an unconfirmed report that Bemis had engaged Goldman Sachs to explore the potential sale of Bemis. Consistent with its policies regarding such rumors, Bemis declined to comment on the media report. Bemis' closing stock price on December 5, 2017 was $48.51 per Bemis Share, up from $46.67 the prior day.

        On December 8, 2017, Amcor's board of directors held an ordinary meeting in Zurich, Switzerland in which Mr. Casamento and Ms. McPherson participated. At the meeting, Amcor's board of directors discussed and approved Mr. Delia re-engaging with Mr. Austen about a potential transaction with Bemis.

        On December 18 and 19, 2017, Bemis' board of directors held a meeting in Chicago, portions of which were attended by Mr. Clauer and Ms. Edison. The majority of the meeting agenda was devoted to Bemis' board of directors and management analyzing and discussing Bemis' 2018 annual operating plan and its progress on Agility. Representatives of Goldman Sachs and FaegreBD joined a portion of the meeting, at which Goldman Sachs presented preliminary, illustrative financial analyses regarding Bemis. Goldman Sachs also discussed certain potential strategic alternatives available to Bemis, including possible transactions involving Party A, Party B and another potential strategic counterparty ("Party C"), among others.

        On December 21, 2017, Mr. Delia contacted Mr. Austen via email expressing a desire to meet in the U.S. over the Christmas holiday. Subsequently, Messrs. Austen and Delia spoke via telephone and discussed dates for a possible meeting in early January.

        On December 22, 2017, Bemis' board of directors had an update call with Mr. Austen. Ms. Edison and Mr. Clauer participated in the call along with representatives of Goldman Sachs and FaegreBD. Mr. Austen reported to Bemis' board of directors his recent discussions with Mr. Delia, including Mr. Delia's concerns regarding the distraction caused by the unconfirmed media rumors. After discussion, Bemis' board of directors authorized Mr. Austen to meet with Mr. Delia and to report back to Bemis' board of directors regarding the meeting with Mr. Delia.

        On January 4, 2018, Mr. Austen met with Mr. Delia in Florida. Without making a formal proposal, Mr. Delia shared his rationale and vision for a combination of Bemis and Amcor in a potential

AMCO-091

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

stock-for-stock transaction in which former Bemis shareholders would own approximately 25% of the combined company based on a valuation of Bemis' common stock at $54.00 per Bemis Share, subject to certain assumptions. Mr. Austen did not engage in substantive negotiations with Mr. Delia and instead committed to share Mr. Delia's views with Bemis' board of directors. Bemis' closing stock price on that date was $48.21 per Bemis Share.

        On January 5, 2018, Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Mr. Austen reported on his meeting with Mr. Delia, which Bemis' board of directors discussed in the context of Agility and Bemis' current financial results. At the conclusion of the meeting, Bemis' board of directors directed Bemis' management and Goldman Sachs to further evaluate Mr. Delia's ideas for a potential business combination against the risks and opportunities of continuing to operate Bemis as a stand-alone entity and to report the results of that evaluation at Bemis' board of directors next regularly-scheduled meeting in February.

        On February 7 and 8, 2018, Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Goldman Sachs presented certain preliminary illustrative financial analyses regarding a potential business combination between Bemis and Amcor and a review of certain potential strategic alternatives (including potential transactions involving Party A, Party B and Party C) and Bemis on a stand-alone basis. At the conclusion of the discussion, Bemis' board of directors directed Mr. Austen to advise Mr. Delia that Bemis' board of directors did not intend to take any action on Mr. Delia's ideas for a potential business combination but that Bemis' board of directors would be willing to analyze a model for a potential business combination with Amcor should Mr. Delia decide to submit a formal proposal based on current publicly-available information.

        On February 9, 2018, Amcor's board of directors held an ordinary meeting in Melbourne, Australia, with Mr. Casamento, Ms. McPherson and other members of Amcor senior management in attendance. Mr. Delia provided an update of his meeting with Mr. Austen in January and discussed Bemis' fiscal year 2017 financial results, Bemis' recent trading and share price performance, and potential engagement strategies. Amcor's board of directors supported Mr. Delia continuing to engage Mr. Austen with respect to a potential transaction and for management and Amcor's advisors to continue doing further work and analysis regarding a potential transaction.

        On February 16, 2018, Mr. Austen had a call with Mr. Delia. During the call, Mr. Austen delivered the message directed by Bemis' board of directors at the February 8 Bemis board of directors meeting. Mr. Delia requested a meeting with Mr. Austen and advised him that Amcor and its financial advisors had refined their thinking with respect to a potential business combination based upon public information, including a synergy analysis, and that Amcor would like to receive certain non-public information from Bemis to facilitate updating Amcor's current model.

        On February 23, 2018, Bemis' board of directors held an update call, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Mr. Austen informed Bemis' board of directors of Mr. Delia's request for non-public information. After discussion, Bemis' board of directors directed Mr. Austen to decline to provide any non-public information and to reiterate Bemis' board of directors' determination that Bemis' board of directors would be willing to analyze a model for a potential business combination with Amcor should Mr. Delia decide to submit a formal proposal based on current publicly-available information.

        In late February 2018, the Chief Executive Officer of Party A contacted Mr. Austen to arrange a meeting, the stated purpose of which was to emphasize that if Mr. Austen would ever want to talk about a merger of equals, Party A remained open to discussing it. Mr. Austen met with two members of executive management of Party A on March 1, 2018. No specific terms of any proposed transaction were discussed.

AMCO-092

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Also on March 1, 2018, Mr. Austen and Mr. Delia spoke via telephone, and Mr. Austen reiterated the message discussed by Bemis' board of directors at its February 23 meeting.

        On March 15, 2018, Amcor's board of directors held a telephonic meeting in which Messrs. Casamento and Wilson and Ms. McPherson participated. At the meeting, Mr. Delia provided an update on the status of the potential transaction with Bemis.

        On March 22, 2018, Amcor's board of directors held a telephonic meeting in which Messrs. Casamento and Wilson and Ms. McPherson participated. Mr. Wilson presented an update on Bemis since the prior meeting of Amcor's board of directors, including Bemis' settlement with an activist investor and changes to Bemis' board of directors. Mr. Wilson also discussed Amcor senior management's updated analysis and assessment of the benefits and considerations of a potential transaction with Bemis. Amcor's board of directors authorized Mr. Delia to submit a confidential, non-binding proposal to Bemis on the terms discussed at the meeting, with any definitive terms to be subject to Amcor's board of directors' further approval.

        On March 23, 2018, Amcor submitted a confidential letter to Bemis' board of directors containing a non-binding, conditional proposal to combine Bemis and Amcor in a stock-for-stock transaction in which Bemis shareholders would own approximately 28% of the combined company based on a fixed exchange ratio of 4.8 Amcor Shares for each Bemis Share, thereby implying a valuation of Bemis' common stock of $52.00 per Bemis Share, based on the closing price of A$14.06 ($10.83) per Amcor Share on March 22, 2018. Amcor's proposal also estimated that the combined company would realize $160 million to $200 million of pre-tax run-rate synergies per year, which, if realized, would deliver approximately $6.00 per Bemis Share in additional value to former Bemis shareholders after the transaction was consummated, resulting in a total per-share implied valuation for Bemis of approximately $58.00 per Bemis Share. Bemis' closing stock price on March 23 was $42.54 per Bemis Share.

        On March 30, 2018, Bemis' board of directors held an update call, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Mr. Austen provided an update to Bemis' board of directors regarding Bemis' preliminary results for its current fiscal quarter. Mr. Austen then briefed the directors on his recent meeting with Party A and on the Amcor proposal, stating that formal consideration of Amcor's proposal would be on the agenda at Bemis' board of directors' regular meeting in May, following a thorough analysis by Bemis' financial and legal advisors.

        On April 4, 2018, Messrs. Austen and Delia met in Chicago with the stated intent of determining if there was still mutual interest in further discussions and if there should be a follow-up meeting. At the conclusion of the meeting, Mr. Austen advised that he would get back to Mr. Delia following the next regular meeting of Bemis' board of directors in early May.

        On April 24, 2018, Amcor's board of directors held an ordinary meeting in Florida in which Messrs. Casamento and Wilson, Ms. McPherson and Amcor's Executive Vice President of Human Resources, Steve Keogh, participated. Mr. Wilson presented Amcor senior management's continued assessment of a potential transaction with Bemis and discussed updates since Amcor's March 22, 2018 board meeting.

        On May 2 and 3, 2018, Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Goldman Sachs presented certain preliminary illustrative financial analyses regarding a potential business combination with Amcor based on the March 23 proposal and a review of certain strategic alternatives (including potential transactions with Party A, Party B and Party C) and Bemis on a stand-alone basis. At the end of the discussion, Bemis' board of directors directed Mr. Austen to advise Amcor that, although Bemis' board of directors did not find the current proposal to be acceptable from a financial point of view, Bemis' board of directors was willing to permit Bemis' executive management and advisors to engage in

AMCO-093

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

further discussions with Amcor and to provide certain limited non-public due diligence information in an effort to determine whether Amcor was willing to submit an enhanced proposal to Bemis.

        On May 10, 2018, Mr. Austen called Mr. Delia to deliver the message directed by Bemis' board of directors at the May 2 Bemis board of directors meeting. At the conclusion of the call, they agreed to talk again at a later date for the purpose of scheduling a meeting between the core executive management teams at both companies.

        On May 11, 2018, Party A's Chief Executive Officer called Mr. Austen suggesting that it would be good to get together to discuss a potential business combination. Mr. Austen responded by indicating Bemis would be interested in considering any specific proposal that Party A would be willing to propose, but that it did not make sense to meet if Party A would not be offering anything more than the generalities discussed in 2017. After confirming that the Chief Executive Officer of Party A had nothing specific to propose, Mr. Austen declined the invitation while inviting Party A to contact him should those circumstances change. Party A did not contact Mr. Austen to further discuss a potential transaction.

        On May 16, 2018, the Chief Executive Officer of Party C called Mr. Austen to schedule an in-person meeting among himself, the Chief Financial Officer of Party C, Mr. Austen and Mr. Clauer to discuss how Party C and Bemis could come together in a potential business combination. They agreed to meet on June 14.

        On or about May 18, 2018, Messrs. Austen and Delia met in Chicago to set the parameters for a May 31 meeting. On May 21, 2018, Bemis and Amcor signed a mutual confidentiality and standstill agreement.

        On May 30, 2018, Messrs. Austen and Clauer had dinner in Chicago with Messrs. Delia and Casamento in advance of the following day's management presentations regarding the parties' respective businesses.

        On the morning of May 31, 2018, Messrs. Austen and Clauer (together with Jim Ward, Bemis' Vice President, Finance, Strategy and Corporate Development) met with a principal of a private investment company ("Party D") to discuss a possible acquisition of one of its portfolio companies by Bemis.

        Later the same day, Messrs. Austen and Clauer met with Messrs. Delia and Casamento in Chicago so that each party could provide a management presentation to the other. This meeting included a discussion of potential synergy opportunities that could be achieved in a combination of Bemis and Amcor.

        On June 3, 2018, Mr. Austen updated Mr. Manganello and the Chairman of the Finance and Strategy Committee of Bemis' board of directors regarding the status of activities concerning the evaluation of strategic alternatives, including the May 31 meetings with Amcor and Party D.

        On June 4, 2018, Amcor's board of directors met telephonically, with Messrs. Casamento and Wilson and Ms. McPherson in attendance. Messrs. Delia and Wilson presented an update on the potential transaction with Bemis and a summary of the May 30 and 31 meetings in Chicago between Amcor and Bemis senior management. Following discussion, Amcor's board of directors authorized Mr. Delia to submit a revised confidential, non-binding proposal to Bemis, proposing a stock-for-stock transaction at a fixed exchange ratio of 5.0 Amcor Shares for each Bemis Share, resulting in Bemis shareholders owning approximately 28.4% of the combined company.

        Also on June 4, 2018, Bemis' board of directors held an update call, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Mr. Austen provided an update to Bemis' board of directors regarding the May 11 outreach from Party A and his May 31 meetings with Amcor and Party D and the scheduled June 14 meeting with Party C.

AMCO-094

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        On June 5, 2018, Amcor submitted a confidential letter to Bemis' board of directors containing a revised non-binding, conditional proposal to combine Bemis and Amcor in a stock-for-stock transaction in which Bemis shareholders would own approximately 28.4% of the combined company based on a fixed exchange ratio of 5.0 Amcor Shares for each Bemis Share, thereby implying a valuation of Bemis' common stock of $52.61 per Bemis Share, based on a A$13.82 ($10.52) closing Amcor Share price on June 4, 2018. Amcor's proposal also assumed that the combined company would realize at least $200 million of pre-tax run-rate net cost synergies per year, which, if realized, would deliver over $7.00 per Bemis Share in additional value to former Bemis shareholders after the transaction is consummated, resulting in a total per-share implied valuation for Bemis of approximately $60.00. Bemis' closing stock price on June 5 was $42.69 per Bemis Share.

        On June 8, 2018, Bemis entered into a confidentiality agreement with Party D and its affiliate regarding the potential acquisition by Bemis of one of Party D's portfolio companies. Discussions regarding the potential acquisition did not advance beyond the preliminary stages.

        On June 14, 2018, Messrs. Austen and Clauer met with the Chief Executive Officer and the Chief Financial Officer of Party C. The Party C executives described their high-level strategic view of the potential benefits that could result from a combination of Bemis and Party C. No terms of such a combination were discussed, and the participants did not share any material non-public information.

        On June 15, 2018, Bemis' board of directors held an update call, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Mr. Austen reported on Bemis' financial and operational performance year to date and the outlook for the remainder of 2018. He then summarized his meeting with Party C the prior day. Following Mr. Austen's reports, Goldman Sachs presented certain preliminary financial analyses regarding a potential business combination with Amcor based on the June 5 proposal and a review of certain potential strategic alternatives. At the end of the discussions, Bemis' board of directors directed Bemis' executive team and Goldman Sachs to continue discussions with Amcor regarding a potential combination of the two companies and to advise Party C that, if Party C continued to be interested in a potential combination with Bemis, it should submit a formal written proposal as soon as possible.

        On June 17, 2018, Mr. Austen called Mr. Delia and stated that Bemis' board of directors was supportive of conducting further analysis of a possible combination of Bemis and Amcor but that Amcor should ensure that it is putting forth its best offer for Bemis. During the call, Mr. Austen requested that Amcor increase the fixed exchange ratio in its proposal to 5.2 Amcor Shares for each Bemis Share.

        On June 18, 2018, Amcor's board of directors held an ordinary meeting in Shanghai, China, with Messrs. Casamento and Wilson and Ms. McPherson also in attendance. Messrs. Delia and Wilson presented an update on the potential transaction with Bemis since the prior Amcor board of directors meeting on June 4, including a summary of Mr. Delia's call with Mr. Austen on June 17. Following discussion, Amcor's board of directors authorized Mr. Delia to submit a revised non-binding proposal to Bemis, proposing a stock-for-stock transaction at a fixed exchange ratio of 5.1 Amcor Shares for each Bemis Share, resulting in Bemis shareholders owning approximately 28.8% of the combined company. Pursuant to the transaction, each of Amcor and Bemis would be acquired by a newly-formed holding company to be domiciled in a mutually agreed-upon jurisdiction with a primary listing on the NYSE, with former Amcor and Bemis shareholders becoming shareholders of the newly-formed holding company.

        On June 18, 2018, Mr. Austen called the Chief Executive Officer of Party C and advised him that, if Party C continued to be interested in a potential combination with Bemis, it should submit a formal written proposal as soon as possible.

        On June 20, 2018, Amcor submitted a confidential letter to Bemis' board of directors containing a further revised non-binding, conditional proposal to combine Bemis and Amcor in a stock-for-stock

AMCO-095

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

transaction in which Bemis shareholders would own approximately 28.8% of the combined company based on a fixed exchange ratio of 5.1 Amcor Shares for each Bemis Share, thereby implying a valuation of $53.40 per Bemis Share, based on a A$14.19 ($10.47) closing price per Amcor Share on June 19, 2018. Amcor's proposal also continued to assume that the combined company would realize at least $200 million of pre-tax run-rate net cost synergies per year, which, if realized, would deliver over $7.00 per Bemis Share in additional value to former Bemis shareholders after the transaction is consummated, resulting in a total per-share implied valuation for Bemis of approximately $61.00. Amcor's letter noted the significant increase in Amcor's valuation of Bemis from Amcor's first written proposal on March 23, 2018 and stated that further increasing the exchange ratio would be difficult to justify to Amcor's shareholders. Bemis' closing stock price on June 20 was $41.35 per Bemis Share.

        On June 22, 2018, Bemis' board of directors held an update call, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Mr. Austen summarized Amcor's June 20 proposal and the nature of his recent calls with Mr. Delia and the Chief Executive Officer of Party C, noting that Party C had not submitted any proposal regarding a potential combination with Bemis. At the end of the discussions, Bemis' board of directors directed Bemis' executive management team and outside advisors to continue the parties' due diligence investigations regarding a potential combination of Bemis and Amcor and to begin negotiations regarding the terms and conditions of a definitive transaction agreement. At such time, the exchange ratio had an implied value per Bemis Share of $54.26, based on the closing price of Amcor Shares as of June 22, 2018 (based on an Amcor share price of A$14.33 and an Australian dollar to U.S. dollar exchange rate of approximately 0.74, both as of June 22, 2018), which represented an approximate 31% premium to the closing price per Bemis Share on the NYSE on June 21, 2018.

        On June 22, 2018, following Bemis' board call, Messrs. Austen and Delia had a phone call during which Mr. Austen indicated that Bemis was prepared to move forward with a transaction on the terms provided in Amcor's June 20 proposal.

        On June 25, 2018, certain members of executive management of Bemis and Amcor, including Messrs. Austen and Delia, along with representatives of the parties' respective financial advisors and legal counsel, held an organizational call to plan mutual due diligence, transaction structuring, and related matters. Subsequent to this organizational call, Bemis engaged additional advisors, including Cleary Gottlieb.

        On June 28 and June 29, 2018, certain members of executive management of Bemis and Amcor, including Messrs. Austen and Delia, met in Chicago for two days of reciprocal management presentations regarding their respective businesses and potential synergy opportunities that could be achieved in a combination of the two companies.

        On June 29, 2018, the Chief Executive Officer of Party C sent a confidential letter to Mr. Austen stating Party C's continued interest in analyzing a combination of the companies. Party C noted, however, its belief that the companies would need to enter into a mutual confidentiality agreement and then share material non-public information regarding their respective companies before Party C would be in a position to make any merger or acquisition proposal to Bemis, despite Mr. Austen's prior request for such a proposal. The letter also stated Party C's view that any potential transaction between the two companies would entail the issuance to Bemis shareholders of Party C's stock or a combination of such stock and cash.

        From July 2, 2018 through July 9, 2018, Bemis, Amcor, and their respective financial, legal, and tax advisors held numerous calls to analyze the optimal structure for a potential combination of the two companies, including the legal and tax domicile of the combined company and the stock exchange listings for the combined company's shares.

AMCO-096

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        On July 6, 2018, Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs and FaegreBD. Mr. Austen reported on preliminary results for Bemis' recently completed second quarter and on management's outlook for the rest of the year. He next reported on the June 29 letter from Party C. Following discussion, Bemis' board of directors directed Mr. Austen to respond in writing to the Chief Executive Officer of Party C, advising him that, if Party C wished to engage in further discussions regarding a potential business combination transaction, including the exchange of sensitive and non-public information, Bemis would first need to receive, on an expedited basis, a specific written proposal (including economic terms and structure) based on Party C's review of publicly-available information and industry knowledge. Mr. Austen then led a discussion of the due diligence process with Amcor, including a report on the reciprocal management presentations that had occurred the prior week, and including the identification and validation of potential synergy opportunities that could be achieved in the potential transaction. At the conclusion of the meeting, Mr. Austen and representatives of FaegreBD advised Bemis' board of directors regarding the anticipated schedule for additional Bemis board of directors meetings over the coming weeks.

        On July 9, 2018, Mr. Austen sent a letter to the Chief Executive Officer of Party C conveying the message directed by Bemis' board of directors on July 6.

        On July 9 and 10, 2018, Bemis and Amcor, respectively, opened data rooms in connection with ongoing due diligence investigations regarding a potential combination of Bemis and Amcor.

        On July 10, 2018, Amcor's board of directors met telephonically, with Messrs. Casamento and Wilson and Ms. McPherson also attending. Messrs. Delia and Wilson provided an update on the status of the potential transaction with Bemis since the prior Amcor board of directors meeting on June 18. The board of directors and management discussed potential legal and other transaction agreement terms as well as an indicative transaction timeline. Messrs. Delia and Wilson also presented structuring and tax considerations (including potential jurisdictions in which New Amcor could be incorporated and/or tax domiciled), capital markets matters, and corporate governance considerations.

        On July 13, 2018, Kirkland & Ellis delivered an initial draft of the Transaction Agreement to Bemis' counsel at FaegreBD and Cleary Gottlieb. Amcor's initial draft of the Transaction Agreement included a so-called "force the vote" provision that would not permit either party to terminate the Transaction Agreement in order to accept an unsolicited superior acquisition proposal, a termination fee payable by Bemis equal to 4% of Bemis' equity value under certain circumstances, a termination fee payable by Amcor of 1% of Amcor's equity value under certain circumstances and a cap on potential divestitures if required to secure antitrust regulatory approvals equal to 7.5% of Bemis' 2017 operating profit (which Bemis calculated to be equivalent to approximately $200 million in 2017 net sales). Without proposing specific numbers, the draft agreement also provided that former Bemis directors would have representation on the combined company's board of directors in a number proportionate to the percentage of shares in the combined company to be held by former Bemis shareholders at closing.

        Also on July 13, 2018, the Chief Executive Officer of Party C sent an email to Mr. Austen acknowledging the receipt of Mr. Austen's July 9 letter. While indicating a continuing interest in an exploratory analysis of a combination of Bemis and Party C, Party C's email stated that it did not currently envision making a proposal for an outright acquisition of Bemis (which would typically entail Bemis Shareholders receiving a premium). The email also stated that Party C would contact Bemis if its intentions changed.

        From July 14 to July 16, 2018, members of Amcor's management and Amcor's advisors had a series of calls and in-person meetings with members of Bemis' management and Bemis' advisors to discuss commercial and financial due diligence matters.

AMCO-097

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        On July 17, 2018, Amcor's board of directors met telephonically. Messrs. Casamento, Wilson and Keogh, Ms. McPherson, and Amcor's Senior Vice President of Investor Relations, Tracey Whitehead, and representatives from Moelis and UBS, were also in attendance. Mr. Delia updated Amcor's board of directors about recent discussions with Bemis, including in relation to management and board composition of the combined company. Mr. Wilson presented further updates and information regarding structuring and tax considerations (including an assessment of jurisdictions in which New Amcor could be incorporated and/or tax domiciled), Ms. Whitehead presented updates on investor relations and communications matters and Mr. Keogh discussed human resources and compensation matters. Representatives from Moelis and UBS and members of Amcor senior management presented preliminary pro forma financial projection estimates and a comparison between preliminary pro forma financial projection estimates and Amcor's in-place 2018 operating plan.

        On July 18, 2018, members of Amcor's management and Amcor's advisors had a call with members of Bemis' management and Bemis' advisors to discuss structuring, tax and capital markets matters in connection with the proposed transaction. During this call, the parties discussed that incorporating New Amcor in Jersey, Channel Islands and seeking a tax domicile in the U.K. was expected to provide financial, tax and corporate governance benefits to both Bemis shareholders and Amcor shareholders.

        From July 18 to July 20, 2018, certain members of executive management of Bemis and Amcor, including Messrs. Austen and Delia, met again in Chicago for three days of reciprocal management presentations regarding their respective businesses and the synergy opportunities that could be achieved in a combination of the two companies. On the evening of July 20, 2018, FaegreBD delivered a revised draft of the Transaction Agreement to Kirkland & Ellis.

        On July 23, 2018, FaegreBD and Cleary Gottlieb had a call with Kirkland & Ellis to negotiate the terms and conditions of the Transaction Agreement, including, among other things, the "force the vote" provision, the amount of each party's respective termination fee and circumstances under which such fees would be payable, and the scope of the antitrust-related undertakings.

        On July 24, 2018, Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs, FaegreBD, and Cleary Gottlieb. Mr. Austen reported on his recent interactions with Party C. Goldman Sachs presented a preliminary illustrative financial analysis of a possible no-premium merger of Bemis and Party C, and FaegreBD advised the directors regarding their fiduciary duties in considering Party C's communications. After discussion, Bemis' board of directors determined that a potential combination with Party C was not reasonably likely to be superior, from a financial point of view, to the proposed transaction with Amcor and directed that Mr. Austen not respond to Party C's July 13 email message. Mr. Austen next reported on the recent series of reciprocal management presentations by Bemis and Amcor and on the updated analysis of the synergies that would be expected to result from a combination of the two companies. Next, representatives of FaegreBD and Cleary Gottlieb summarized the material terms and conditions of the draft Transaction Agreement, including a discussion of proposed termination fees, antitrust covenants, and other material open issues. Following the legal discussion, members of executive management summarized the status of due diligence and other key work streams related to consideration of the proposed Amcor transaction.

        On July 25, 2018, the Finance and Strategy Committee of Bemis' board of directors held a meeting, which Messrs. Austen, Clauer and Ward and Ms. Edison attended along with representatives of Goldman Sachs. Goldman Sachs presented preliminary illustrative financial analyses of possible divestitures, acquisitions, and share-repurchase scenarios by Bemis. After discussion, the committee concluded that the possible transactions or scenarios likely would not be feasible or would not result in superior value to shareholders and determined not to recommend any of them to Bemis' board of directors as part of an alternative to the proposed transaction with Amcor. The committee also asked

AMCO-098

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

management and Goldman Sachs to further analyze a proposed combination between Party C and Bemis and to report on that analysis at the committee's August 1 meeting.

        On July 26, 2018, Bemis entered into an engagement letter with Goldman Sachs with respect to a possible sale of Bemis, which engagement letter superseded a prior financial advisory engagement letter that had been in place between Bemis and Goldman Sachs for many years and pursuant to which the parties had operated to date. In connection with the engagement of Goldman Sachs, Bemis' board of directors reviewed disclosures of certain relationships made by Goldman Sachs. Goldman Sachs did not identify any fees paid by Amcor or its affiliates in the prior two years.

        On July 27, 2018, Amcor's board of directors met telephonically with Messrs. Casamento and Wilson, Ms. McPherson and other Amcor officers in attendance, along with representatives from Moelis and UBS. Messrs. Delia and Wilson reviewed various aspects of the potential transaction including a status update since Amcor's July 17 board meeting, a summary of transaction terms and key remaining open points, a due diligence update, a review of antitrust matters, and investor relations materials and integration planning. Representatives from Moelis and UBS also reviewed with the board of directors financial aspects of the transaction. Amcor's board of directors and Amcor's senior management also discussed management's estimates of the potential cost, revenue and other synergies expected from the transaction.

        On July 27, 2018, Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs, FaegreBD, Cleary Gottlieb, and McDermott Will & Emery LLP ("McDermott Will & Emery"), antitrust counsel to Bemis. Messrs. Austen and Clauer reported on the status of the commercial and financial due diligence that Bemis was performing on Amcor, noting that the results of that investigation would be presented to Bemis' board of directors at its meeting on August 1. Representatives of McDermott Will & Emery discussed their preliminary analysis regarding the antitrust approvals that would be required in connection with the proposed transaction. Representatives of Cleary Gottlieb then reported on the proposed governance, tax and capital-markets related aspects of the structure of the resulting entity in the proposed transaction. Representatives of FaegreBD reported on the status of the negotiations on the Transaction Agreement, noting that there were no material developments since the July 24 Bemis board of directors meeting. Mr. Austen concluded the meeting by leading a discussion of an analysis of the potential synergies that would be expected to result from the proposed transaction.

        Also on July 27, 2018, Messrs. Austen and Delia had a call to discuss the status of the proposed transaction, including the status of the parties' reciprocal commercial and financial due diligence. Later that night, Kirkland & Ellis delivered a revised draft of the Transaction Agreement to FaegreBD and Cleary Gottlieb reflecting the parties' ongoing negotiations. Amcor's revised draft retained the "force the vote" provision and the 7.5% operating-profit cap on potential antitrust-related divestitures but lowered the Bemis termination fee to 3.5% of Bemis' equity value.

        On July 31, 2018, FaegreBD and Cleary Gottlieb had a call with Kirkland & Ellis to negotiate the terms and conditions of the Transaction Agreement. Among other things, Bemis' legal counsel proposed the elimination of the "force the vote" provision, a two-tiered company termination fee equal to either 1% or 2.5% of Bemis' equity value depending on the time period during which the takeover proposal triggering the fee was initially received, and a cap on potential antitrust-related divestitures equal to $600 million of 2017 net sales.

        On August 1, 2018, the Finance and Strategy Committee of Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended. The committee continued its July 25 discussion of possible acquisitions and divestitures, including a possible business combination with Party C, as potential alternatives to the transaction with Amcor. After discussion, the committee concluded that none of the possible alternative transactions were attractive from a financial point of view and

AMCO-099

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

determined not to recommend any of them to Bemis' board of directors as part of an alternative to the proposed transaction with Amcor.

        Also on August 1, 2018, Bemis' board of directors held a meeting at Bemis' headquarters, which Mr. Clauer, Ms. Edison, Mr. Ward and Jerry Krempa, Bemis' Vice President and Chief Accounting Officer, attended along with representatives of Goldman Sachs, FaegreBD, and McDermott Will & Emery. The meeting opened with Mr. Clauer reporting on Bemis' financial results for its second quarter and on management's outlook for the remainder of 2018. Next, the Chairman of the Finance and Strategy committee reported on the committee's analysis of strategic alternatives to the potential transaction with Amcor and on the committee's perspective on the potential transaction. Representatives of FaegreBD then gave a presentation to Bemis' board of directors regarding their fiduciary duties, including in connection with the potential transaction with Amcor. Following the legal presentation, a third-party consultant engaged by Amcor led a discussion of the nature and magnitude of the estimated synergies. Next, the public accounting firm engaged by Bemis in connection with the potential transaction, discussed the findings of its financial and commercial due diligence on Amcor. Representatives of Goldman Sachs presented an updated preliminary illustrative financial analysis of the potential transaction and representatives of FaegreBD and McDermott Will & Emery then discussed the material open issues in the negotiation of the Transaction Agreement and an updated analysis of the antitrust approvals that would be required in connection with the transaction. Bemis' board of directors continued their discussion of the proposed transaction in executive session over dinner. Later that evening, FaegreBD delivered a revised draft of the Transaction Agreement to Kirkland & Ellis. At such time, the exchange ratio had an implied value per Bemis Share of $57.03, based on the closing price of Amcor Shares as of August 1, 2018 (based on an Amcor share price of A$15.11 and an Australian dollar to U.S. dollar exchange rate of approximately 0.74, both as of August 1, 2018), which represented an approximate 23% premium to the closing price per Bemis Share on the NYSE on July 31, 2018.

        On August 2, 2018, Amcor's board of directors met telephonically. Messrs. Casamento, Wilson and Keogh, Ms. McPherson and certain other members of Amcor management, as well as representatives from Moelis, UBS, Kirkland & Ellis, Herbert Smith Freehills LLP ("HSF"), Amcor's Australian counsel, Hogan Lovells US LLP ("Hogan Lovells"), Amcor's antitrust counsel, and other advisors were in attendance. Messrs. Delia and Wilson provided Amcor's board of directors with an update on the status of discussions with Bemis since the last Amcor board of directors meeting on July 27, 2018. Members of Amcor's management and Amcor's advisors provided Amcor's board of directors with an update on the commercial, financial and legal due diligence review of Bemis. Next, representatives of Kirkland & Ellis provided a summary and update of the key terms of the Transaction Agreement, including transaction structure, termination rights, termination fees, the regulatory approval construct and related obligations, closing conditions, social and governance issues, and employee compensation matters. Representatives of Hogan Lovells then provided an overview of antitrust issues impacting the transaction. Next, Ms. McPherson and representatives of HSF reviewed the fiduciary duties applicable to Amcor's board of directors' evaluation of the transaction. Representatives of UBS and Moelis then provided a joint presentation on the financial aspects of the transaction, including the financial rationale for the transaction, market perspectives, relative share prices of Amcor and Bemis over the short- and long-term, standalone valuation for each of Amcor and Bemis, expected synergies, and other pro forma impacts on Amcor.

        Early in the morning of August 2, 2018, Mr. Austen called Mr. Delia to report on the prior day's discussion of the potential transaction by Bemis' board of directors. Mr. Austen stated Bemis' board of directors' desire, before giving final consideration to a definitive Transaction Agreement, to continue to work collaboratively with Amcor and its advisors to analyze the antitrust approvals that would be required in connection with a transaction. Mr. Austen also proposed that the board of directors of the combined company include four former Bemis directors, for a total of ten directors, for at least three

AMCO-100

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

years following the closing. Finally, Messrs. Austen and Delia discussed the communication plan for publicly announcing the transaction, should each party's respective board of directors approve it. Later that morning, Bemis' board of directors continued its in-person meeting that had adjourned at the end of the prior day, and Mr. Austen reported to Bemis' board of directors regarding his conversation with Mr. Delia.

        During the United States trading day on Friday, August 3, 2018, certain media outlets published unconfirmed reports that Amcor was in advanced discussions regarding a potential acquisition of Bemis. Consistent with their respective policies regarding such rumors, Bemis and Amcor declined to comment on the media reports. That same day, certain executive officers of Amcor and Bemis, including Messrs. Delia and Austen, held a joint working-group call with the respective advisors of Amcor and Bemis to discuss the parties' analysis of the proposed transaction from an antitrust point of view. Later that afternoon, FaegreBD, Cleary Gottlieb, and Kirkland & Ellis negotiated key open issues in the Transaction Agreement, including the "force the vote" provision, the amount of Bemis termination fee, and the cap on potential antitrust-related divestitures. Bemis' closing stock price on that date was $51.53 per share, up from $46.31 the prior day.

        On August 4 and 5, 2018, FaegreBD and Cleary Gottlieb had calls with Kirkland & Ellis to negotiate the terms and conditions of the Transaction Agreement. At the conclusion of the calls, the parties tentatively agreed (subject to approval of each party's respective board of directors) on the deletion of the "force the vote" provision, a termination fee payable by each of Bemis and Amcor of $130 million (equal to approximately 2.5% of Bemis' equity value and approximately 1% of Amcor's equity value), a cap on potential antitrust-related divestitures equal to $400 million of 2017 net sales, and a board of directors for the combined company to be composed of eight former Amcor directors and three former Bemis directors (with the parties acknowledging their intent that those directors would be nominated for re-election at the first annual general meeting of shareholders of the combined company following the transaction, and that the Bemis directors selected would be subject to Amcor's approval).

        On August 6, 2018, Amcor's board of directors met telephonically with Messrs. Casamento and Wilson, Ms. McPherson and certain other members of Amcor management, as well as representatives from Moelis, UBS and HSF. Messrs. Delia and Wilson provided Amcor's board of directors with an update on the status of transaction discussions since the last Amcor board of directors meeting on August 2, 2018, including the proposed final terms of the Transaction Agreement. Mr. Wilson next discussed that, in light of the recent media inquiries and market speculation about a transaction, Amcor's senior management, after discussion with Amcor's legal advisors, recommended that Amcor notify the ASX that Amcor was considering a material stock-for-stock acquisition and request the ASX to issue a trading halt in Amcor Shares, and Amcor's board of directors approved this recommendation. Following discussion, Amcor's board of directors unanimously adopted resolutions (1) declaring that the Transaction Agreement and the consummation of the transactions are in the best interests of Amcor and the Amcor shareholders, (2) approving the Transaction Agreement and the transactions, and (3) authorizing the execution, delivery and performance of the Transaction Agreement.

        Shortly following the meeting of Amcor's board of directors, the ASX placed the Amcor Shares in a trading halt at Amcor's request. That same evening, Bemis' board of directors held a meeting, which Mr. Clauer, Ms. Edison, Mr. Krempa, Tim Fliss, Bemis' Senior Vice President and Chief Human Resources Officer, and Erin Winters, Bemis' Director of Investor Relations, attended along with representatives of Goldman Sachs, FaegreBD, Cleary Gottlieb, and McDermott Will & Emery. Mr. Austen opened the meeting by updating Bemis' board of directors on the general status of the proposed transaction and the planned communications roll-out should Bemis' board of directors approve the transaction at its next meeting. Representatives of FaegreBD summarized the resolution of the material open issues in the Transaction Agreement and again advised the directors regarding their

AMCO-101

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

fiduciary duties in connection with the proposed transaction. Representatives of McDermott Will & Emery discussed their antitrust assessment of the transaction. Following discussion, Bemis' board of directors determined to meet again the next morning to consider final approval of the Transaction Agreement after receipt of an updated financial presentation by Goldman Sachs.

        Also on August 6, 2018, Mr. Delia and Mr. Austen spoke on the phone about the composition of the board of directors of the combined company, and Mr. Austen confirmed that certain directors that were first appointed to Bemis' board of directors in March 2018 would not be proposed by Bemis for inclusion on the combined company's board of directors.

        Early morning on Monday, August 6, 2018, Bemis' board of directors held a meeting, which Mr. Clauer and Ms. Edison attended along with representatives of Goldman Sachs, FaegreBD, and Cleary Gottlieb. Prior to the meeting, the members of Bemis' board of directors were provided with materials relating to the proposed transaction, including certain financial analyses of the transaction prepared by Goldman Sachs. At the meeting, representatives of Goldman Sachs reviewed with Bemis' board of directors Goldman Sachs' financial analyses with respect to the transaction and rendered an oral opinion, confirmed by subsequent delivery of a written opinion dated August 6, 2018, to Bemis' board of directors to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger pursuant to the Transaction Agreement was fair from a financial point of view to the holders (other than Amcor and its affiliates) of Bemis Shares, as more fully described in the section entitled "—Opinion of Bemis' Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus. Following consideration and discussion of the proposed Transaction Agreement and the transactions contemplated thereby:

  •
  The Compensation Committee of Bemis' board of directors unanimously approved the treatment of Bemis' equity awards contemplated by the Transaction Agreement.

  •
  Bemis' board of directors unanimously (1) approved the Transaction Agreement, the scheme, the merger, the equity award treatment and the other transactions contemplated by the Transaction Agreement; (2) determined and declared the Transaction Agreement, the scheme, the merger, the equity award treatment and the other transactions contemplated by the Transaction Agreement to be advisable to, fair to, and in the best interests of Bemis and its shareholders; (3) directed that the approval of the Transaction Agreement be submitted to a vote at a meeting of the Bemis shareholders; and (4) recommended to the Bemis shareholders that they approve the Transaction Agreement.

        The parties executed the Transaction Agreement before the opening of the United States trading markets on August 6, 2018, and Amcor and Bemis promptly issued a joint press release announcing the parties' entry into the Transaction Agreement.

Recommendation of Bemis' Board of Directors; Bemis' Reasons for the Transaction

        At its meeting on August 6, 2018, the members of Bemis' board of directors unanimously declared that the Transaction Agreement and the transaction contemplated thereby, including the scheme, the merger and the equity award treatment, were advisable to, fair to, and in the best interests of, Bemis and Bemis' shareholders. Bemis' board of directors unanimously recommends that the shareholders of Bemis vote in favor of the Transaction Agreement at the Bemis Special Meeting.

        In evaluating the Transaction Agreement and the proposed transaction, Bemis' board of directors consulted with management, as well as Bemis' internal and outside legal counsel, its financial advisor and its accounting advisor, and considered a number of factors, weighing both assumed benefits of the transaction as well as potential risks of the transaction.

AMCO-102

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Bemis' board of directors considered the following factors that it believes generally support its determinations and recommendations:

  •
  that the exchange ratio of 5.1 New Amcor Shares for each Bemis Share compared favorably with the historical ratio between the trading prices of Amcor Shares and Bemis Shares, which historical ratio averaged approximately 4.27 over the three-year period ended August 2, 2018, approximately 3.93 over the one-year period ended on such date, and approximately 4.05 over the three-month period ended on such date;

  •
  that the exchange ratio had an implied value per Bemis Share of $57.75, based on the closing price of Amcor Shares as of August 3, 2018 (the last trading day prior to market speculation after the close of the ASX on August 3, 2018 regarding a transaction between Amcor and Bemis, and based on an Amcor share price of A$15.28 and an Australian dollar to U.S. dollar exchange rate of approximately 0.74, both as of August 3, 2018), which represented an approximate 25% premium to the closing price per Bemis Share on the NYSE on August 2, 2018;

  •
  that the transaction consideration is payable entirely in New Amcor Shares offers Bemis' shareholders the opportunity to participate in the future earnings and growth of the combined company;

  •
  the potential for Bemis' shareholders, as shareholders of the combined company, to benefit to the extent of their interest in the combined company from the net cost synergies expected to result from the transaction, which are projected to be at least $180 million annually (on a pre-tax basis) by the end of New Amcor's third fiscal year from procurement, manufacturing and administrative efficiencies, and which are incremental to the benefits to be derived from Bemis' "Agility" improvement plan;

  •
  the fact that for United States federal income tax purposes, the merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and in accordance with such treatment, U.S. holders of Bemis Shares generally would not recognize gain or loss;

  •
  that the fixed exchange ratio will not adjust downwards or upwards to compensate for changes in the price of Bemis Shares or Amcor Shares prior to the consummation of the transaction and therefore provides certainty to Bemis' shareholders as to their pro forma percentage ownership of approximately 29% of the combined company;

  •
  that the terms of the Transaction Agreement do not include termination rights triggered by an increase in the value of Amcor relative to the value of Bemis;

  •
  the belief of Bemis' board of directors that the exchange ratio of 5.1 New Amcor Shares for each Bemis Share was the best offer that Amcor was willing to make to Bemis' shareholders;

  •
  the availability of statutory appraisal rights for Bemis' shareholders who elect to dissent from the transaction in accordance with specified procedures under Missouri law;

  •
  the belief of Bemis' board of directors that the combined company will be a global leader in consumer packaging and will have a comprehensive global footprint with greater scale in every region and industry-leading research and development capabilities;

  •
  Bemis' board of directors' familiarity with and understanding of Bemis' business, results of operations, financial and market position, and its expectations concerning Bemis' future prospects and trends in Bemis' industry, including the impact of higher materials costs on Bemis' business;

  •
  information and discussions with Bemis' management, in consultation with Goldman Sachs and Bemis' accounting advisor, regarding Amcor's business, results of operations, financial and

AMCO-103

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    market position, Amcor management's expectations concerning Amcor's business prospects, and historical and current trading prices of Amcor Shares;

  •
  expected greater liquidity for investors, through a primary listing of New Amcor Shares on the NYSE and a listing on the ASX through CDIs, and the expected inclusion of New Amcor Shares in both the S&P 500 index in the U.S. and the S&P / ASX 200 index in Australia;

  •
  commitment of New Amcor to pay a competitive, progressive dividend (paid quarterly) that is expected to be higher than the annual dividend received by Bemis' shareholders before completion of the transaction;

  •
  information and discussions regarding the benefits of size and scale and the expected credit profile of the combined company and the expected pro forma effect of the proposed transaction on these factors;

  •
  Bemis' board of directors' ongoing evaluation of strategic alternatives for maximizing shareholder value over the long term, including senior management's standalone plan, and the potential risks, rewards and uncertainties associated with such alternatives, and Bemis' board of directors' belief that the proposed transaction with Amcor was the most attractive strategic alternative available to Bemis' shareholders;

  •
  the absence of any specific third-party acquisition proposals, despite media speculation and the efforts of Bemis' chief executive officer to encourage proposals from the most likely alternative bidders;

  •
  the expected benefits of organizing New Amcor under the laws of Jersey and tax residence in the United Kingdom;

  •
  the opinion of Goldman Sachs rendered to Bemis' board of directors, to the effect that as of August 6, 2018 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger pursuant to the Transaction Agreement was fair from a financial point of view to the holders (other than Amcor and its affiliates) of Bemis Shares, as more fully described in the section entitled "—Opinion of Bemis' Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus;

  •
  the likelihood that the transaction will be consummated, based on, among other things:

  •
  the closing conditions to the transaction, which Bemis' board of directors considered to be appropriately limited; and

  •
  the commitment made by Amcor and Bemis to cooperate with each other and use their respective reasonable best efforts to obtain required regulatory approvals, including under the HSR Act and applicable foreign antitrust laws (including, under certain circumstances and subject to specified limits, Amcor's commitment to divest certain assets or commit to limitations on the businesses of Bemis and Amcor to the extent provided in the Transaction Agreement), as discussed further under "The Transaction Agreement—Efforts to Obtain Required Approvals";

  •
  the terms and conditions of the Transaction Agreement and the course of negotiations of such agreement, including, among other things:

  •
  the ability of Bemis, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited alternative transaction proposal, as further described under "The Transaction Agreement —Non-Solicitation";

AMCO-104

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    •
    the ability of Bemis' board of directors, under certain circumstances, to change its recommendation to Bemis' shareholders concerning the transaction, as further described under "The Transaction Agreement—Board Change of Recommendation";

    •
    the ability of Bemis' board of directors to terminate the Transaction Agreement under certain circumstances, including to enter into an agreement providing for a superior proposal, subject to certain conditions (including payment of a termination fee to Amcor and certain rights of Amcor giving it the opportunity to match the superior proposal), as further described under "The Transaction Agreement—Termination of the Transaction Agreement";

    •
    Bemis' board of directors' belief that the termination fee of $130 million payable to Amcor upon termination of the Transaction Agreement under specified circumstances is, as a percentage of the aggregate equity value of Bemis Shares in the transaction, on the lower end of the range of customary termination fees in U.S. public company acquisitions, and is not likely to significantly deter another party from making a superior acquisition proposal after execution of the Transaction Agreement;

    •
    the terms of the Transaction Agreement that restrict Amcor's ability to solicit alternative transaction proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with Amcor, as further discussed under "The Transaction Agreement—Non-Solicitation";

    •
    the obligation of Amcor to pay Bemis a termination fee of $130 million upon termination of the Transaction Agreement under specified circumstances, including if the Transaction Agreement is terminated in connection with a competing transaction proposal involving Amcor, as discussed further under "The Transaction Agreement—Termination Fee";

    •
    the belief of Bemis' board of directors that the outside-date provisions of the Transaction Agreement allow for sufficient time to complete the transaction; and

    •
    the governance arrangements contained in the Transaction Agreement, which provide that, after completion of the transaction, New Amcor's board of directors will consist of eleven directors, eight of whom will be from the existing Amcor board of directors and will be nominated by Amcor and three of whom will be from the existing Bemis board of directors and will be nominated by Bemis (each of whom will be subject to the prior written approval of Amcor).

        Bemis' board of directors also considered a variety of risks and other countervailing factors, including:

  •
  that the fixed exchange ratio will not adjust upwards to compensate for changes in the price of Bemis Shares or Amcor Shares prior to the consummation of the transaction, and the terms of the Transaction Agreement do not include termination rights triggered by a decrease in the value of Amcor relative to the value of Bemis (although Bemis' board of directors determined that the exchange ratio was appropriate and the risks acceptable in view of the relative intrinsic values and financial performance of Bemis and Amcor, the historic trading prices of Bemis Shares and Amcor Shares, and the fact that a fixed exchange ratio will also not adjust downwards);

  •
  the restrictions on the conduct of Bemis' business during the pendency of the transaction, which may delay or prevent Bemis from undertaking business opportunities that may arise or may negatively affect Bemis' ability to attract and retain key personnel (although Bemis' board of directors determined that the Transaction Agreement included adequate flexibility for "ordinary

AMCO-105

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    course of business" activities with respect to Bemis' business during the pendency of the transaction);

  •
  the terms of the Transaction Agreement that restrict Bemis' ability to solicit alternative transaction proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction, as further discussed under "The Transaction Agreement—Non-Solicitation," although Bemis' board of directors believed that such terms were reasonable and not likely to significantly deter another party from making a superior acquisition proposal;

  •
  the potential for diversion of management and employee attrition and the possible effects of the announcement and pendency of the transaction on customers and business relationships;

  •
  the amount of time it could take to complete the transaction, including the fact that completion of the transaction depends on factors outside of Bemis' control, including regulatory approval, approval of Amcor's shareholders, and approval of the scheme by the Court, and that there can be no assurance that the conditions to the transaction will be satisfied even if the transaction is approved by Bemis' shareholders;

  •
  the fact that Amcor would not be required to pay a termination fee if the Transaction Agreement is terminated due to regulatory impediments, the failure of Amcor shareholders to approve the transaction (in the absence of a competing Amcor proposal), or the failure of the Court to approve the scheme;

  •
  the possibility of non-consummation of the transaction and the potential consequences of non-consummation, including the potential negative impacts on Bemis, its business and the trading price of the Bemis Shares;

  •
  the challenges inherent in the combination of two business enterprises of the size and scope of Amcor and Bemis and the cross-border nature of the combined company, including the possibility that the anticipated cost savings, synergies, and other benefits sought to be obtained from the transaction might not be achieved in the time frame contemplated or at all and the other numerous risks and uncertainties that could adversely affect New Amcor's operating results or the liquidity or trading price of New Amcor Shares; and

  •
  the risks of the type and nature described under the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward Looking Statements."

        Bemis' board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transaction are outweighed by the potential benefits that it expects Bemis and its shareholders will achieve as a result of the transaction.

        In considering the recommendation of Bemis' board of directors, Bemis' shareholders should be aware that directors and executive officers of Bemis have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See "—Interests of Bemis' Directors and Executive Officers in the Transaction" beginning on page [    •    ] of this proxy statement/prospectus.

        This discussion of the information and factors considered by Bemis' board of directors includes the principal positive and negative factors considered by Bemis' board of directors, but is not intended to be exhaustive and may not include all of the factors considered by Bemis' board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction, and the complexity of these matters, Bemis' board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and to make its recommendations to Bemis' shareholders. Although the foregoing factors are divided into generally positive and generally negative factors, the

AMCO-106

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

factors are not presented in order of relative importance and Bemis' board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, Bemis' board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of Bemis' board of directors may have viewed each factor as more or less positive or negative, or given differing weights to different factors.

Opinion of Bemis' Financial Advisor

        Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to Bemis' board of directors that, as of August 6, 2018 and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to the Transaction Agreement was fair from a financial point of view to the holders (other than Amcor and its affiliates) of the outstanding Bemis Shares.

        The full text of the written opinion of Goldman Sachs, dated August 6, 2018, which sets forth assumptions made, procedures followed, matters considered, qualifications to and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of Bemis' board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Bemis Shares should vote with respect to the transaction or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Transaction Agreement;

  •
  annual reports to shareholders and Annual Reports on Form 10-K of Bemis for the five years ended December 31, 2017;

  •
  Annual Reports of Amcor for the five fiscal years ended June 30, 2017;

  •
  certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Bemis;

  •
  certain Half Year Reports of Amcor;

  •
  certain other communications from Bemis to its shareholders;

  •
  certain other communications from Amcor to its shareholders;

  •
  certain publicly available research analyst reports for Bemis and Amcor; and

  •
  the Forecasts (including the Net Synergies) (as defined below under "—Certain Prospective Financial Information"), in each case, as approved for Goldman Sachs' use by Bemis.

        Goldman Sachs also held discussions with members of the senior management of each of Bemis and Amcor regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of Amcor and with members of the senior management of Bemis regarding their assessment of the past and current business operations, financial condition and future prospects of Bemis; reviewed the reported price and trading activity for the outstanding Bemis Shares and Amcor Shares; compared certain financial and stock market information for Bemis and Amcor with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the packaging industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with Bemis' consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and

AMCO-107

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Bemis' consent that the Bemis Forecasts, Bemis' Adjusted Amcor Forecasts, the Pro Forma Forecasts and the Net Synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Bemis. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Bemis, Amcor, New Amcor or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Bemis, Amcor or New Amcor or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be consummated on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs' opinion does not address the underlying business decision of Bemis to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Bemis; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than Amcor and its affiliates) of the outstanding Bemis Shares, as of the date of the opinion, of the Exchange Ratio pursuant to the Transaction Agreement. Goldman Sachs' opinion does not express any view on, and does not address, any other term or aspect of the Transaction Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Bemis; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Bemis, or class of such persons, in connection with the transaction, whether relative to the Exchange Ratio pursuant to the Transaction Agreement or otherwise. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the New Amcor Shares will trade at any time or as to the impact of the transaction on the solvency or viability of Bemis, Amcor or New Amcor or the ability of Bemis, Amcor or New Amcor to pay their respective obligations when they come due. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to Bemis' board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 3, 2018, the last trading day before the public announcement of the transaction, and is not necessarily indicative of current market conditions.

AMCO-108

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Historical Stock Trading Analysis

        For purposes of its opinion, Goldman Sachs calculated an implied transaction value of $57.75 per Bemis Share by multiplying the Exchange Ratio by $11.32, the closing price for Amcor Shares on August 3, 2018 of AUD 15.28 converted into USD using an AUD/USD conversion rate of 0.74 as of August 3, 2018. In addition, Goldman Sachs compared the implied transaction value for each Bemis Share in relation to the closing price of Bemis Shares on August 2, 2018 (the last completed trading day prior to market speculation on August 3, 2018 regarding a transaction between Amcor and Bemis) (the "Undisturbed Date") of $46.31, the 52-week intraday high price of Bemis Shares of $49.84, the 52-week intraday low price of Bemis Shares of $40.60 and the 30-day, 60-day and 90-day volume weighted average prices of Bemis Shares of $43.43, $43.14 and $43.57, respectively.

        The analysis indicated that the implied transaction value for each Bemis Share represented:

  •
  a premium of 24.7% based on the closing market price on the Undisturbed Date of $46.31 per share;

  •
  a premium of 15.9% based on the 52-week intraday high market price of $49.84 per share; and

  •
  a premium of 29.3% based on the 52-week average closing price of $44.68 per share.

Illustrative Present Value of Future Share Price Analysis

        Goldman Sachs performed illustrative analyses of the implied present value of an illustrative future value per Bemis Share (including cumulative dividends) both (a) on a standalone basis and (b) pro forma for the transaction, which are designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's financial forecasts and trading multiples.

Bemis Stand-Alone

        Goldman Sachs calculated the implied values per Bemis Share (including cumulative dividends) as of December 31 for each of the years 2018 to 2020. Goldman Sachs first derived ranges of illustrative enterprise values for Bemis as of December 31 for each of the years 2018 to 2020 by applying a range of next twelve months forward EBITDA multiples of 8.0x to 10.5x to the Bemis Forecasts. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the 10-year historical average, current (as of the Undisturbed Date) and 10-year historical maximum enterprise value to EBITDA trading multiples for Bemis. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Bemis the net debt and amounts attributable to pension underfunding for Bemis as of December 31 for each of the years 2018 to 2020, in each case, as provided by the management of Bemis, to derive ranges of illustrative equity values for Bemis. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted Bemis Shares estimated to be outstanding as of December 31 for each of the years 2018 to 2020, as provided by the management of Bemis, and added the cumulative dividends per share expected to be paid to Bemis shareholders in each of the years 2018 to 2020, based on the Bemis Forecasts. Goldman Sachs then discounted the December 31, 2018, December 31, 2019 and December 31, 2020 implied values per Bemis Share (including cumulative dividends) back to June 30, 2018, using an illustrative discount rate of 7.5%, reflecting an estimate of Bemis' cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $39 to $67 per Bemis Share, rounded to the nearest dollar.

AMCO-109

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Pro Forma New Amcor

        Goldman Sachs calculated the estimated implied values per New Amcor Share (including cumulative dividends) pro forma for the transaction as of December 31 for each of the years 2018 to 2020. Goldman Sachs first derived ranges of illustrative enterprise values for New Amcor as of December 31 for each of the years 2018 to 2020 by applying a range of next twelve months forward EBITDA multiples of 8.7x to 11.6x to the Pro Forma Forecasts. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the blended 10-year historical average, blended current (as of the Undisturbed Date with respect to Bemis) and blended approximate 10-year historical maximum enterprise value to EBITDA trading multiples for Bemis and Amcor, each of which were blended based on market enterprise value and EBITDA contribution. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for New Amcor the pro forma net debt and amounts attributable to pension underfunding for New Amcor (estimated as a sum of the net debt and amounts attributable to pension underfunding for each of Bemis and Amcor, adjusted for transaction expenses) and added amounts attributable to affiliates of New Amcor (estimated as a sum of the amounts attributable to affiliates of Amcor) as of December 31 for each of the years 2018 to 2020, in each case, as provided by the management of Bemis, to derive ranges of illustrative equity values for New Amcor. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted New Amcor Shares estimated to be outstanding as of December 31 for each of the years 2018 to 2020, as approved by the management of Bemis, and added the cumulative dividends per share expected to be paid to New Amcor shareholders in each of the years 2018 to 2020, based on the Pro Forma Forecasts. Goldman Sachs then discounted the December 31, 2018, December 31, 2019 and December 31, 2020 values back to June 30, 2018, using an illustrative discount rate of 7.1%, reflecting an estimate of New Amcor's cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for a company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values for New Amcor Shares which Goldman Sachs multiplied by the Exchange Ratio to obtain a range of implied present values of $43 to $79 per Bemis Share, rounded to the nearest dollar.

Illustrative Discounted Cash Flow Analysis

Bemis Stand-Alone

        Using the Bemis Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis of Bemis common stock on a stand-alone basis. Using discount rates ranging from 6.5% to 7.0%, reflecting estimates of Bemis' weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2018 (i) estimates of unlevered free cash flow for Bemis for the last two quarters in 2018 and the years 2019 through 2021 as reflected in the Bemis Forecasts and (ii) a range of illustrative terminal values for Bemis, which were calculated by applying terminal exit multiples of the last twelve months EBITDA ("LTM EBITDA") ranging from 9.0x to 11.0x, to a terminal year estimate of the EBITDA to be generated by Bemis, as reflected in the Bemis Forecasts. Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company's target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal exit multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current and historical EBITDA trading multiples for the Company. Goldman Sachs derived ranges of illustrative enterprise values for Bemis by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Bemis the net debt and amounts attributable to pension underfunding for Bemis as of June 30, 2018, in each case,

AMCO-110

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

as provided by the management of Bemis, to derive a range of illustrative equity values for Bemis. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Bemis Shares as of August 3, 2018, calculated on a treasury stock method basis, as provided by the management of Bemis, to derive a range of illustrative present values per Bemis Share of $55 to $69, rounded to the nearest dollar.

Pro Forma New Amcor

        Using the Pro Forma Forecasts, Goldman Sachs first performed an illustrative discounted cash flow analysis on New Amcor without taking into account the Net Synergies. Using discount rates ranging from 6.0% to 7.0%, reflecting estimates of New Amcor's weighted average cost of capital derived by application of the capital asset pricing model, which requires certain company-specific inputs, including the company's target capital structure weightings, the expected cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs discounted to present value as of June 30, 2018 (i) estimates of unlevered free cash flow for New Amcor for the last two quarters in 2018 and the years 2019 through 2021 as reflected in the Pro Forma Forecasts and (ii) a range of illustrative terminal values for New Amcor, which were calculated by applying terminal exit multiples of LTM EBITDA ranging from 10.0x to 12.0x, to a terminal year estimate of the EBITDA to be generated by New Amcor, as reflected in the Pro Forma Forecasts. The range of terminal exit multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pro Forma Forecasts and the historical and current EBITDA trading multiples of both Bemis and Amcor.

        Goldman Sachs derived ranges of illustrative enterprise values for New Amcor by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for New Amcor the estimated pro forma net debt and amounts attributable to pension underfunding of New Amcor (estimated as a sum of the net debt and amounts attributable to pension underfunding for each of Bemis and Amcor, adjusted for transaction expenses) and added amounts attributable to affiliates of New Amcor (estimated as a sum of the amounts attributable to affiliates of Amcor) as of June 30, 2018, as provided by the management of Bemis, to derive a range of illustrative equity values for New Amcor. Goldman Sachs then divided the range of illustrative equity values of New Amcor it derived by the number of fully diluted New Amcor Shares expected to be outstanding following the completion of the transaction (the "Pro Forma Outstanding New Amcor Shares"), estimated by multiplying the Exchange Ratio by the number of fully diluted outstanding Bemis Shares as of August 3, 2018, calculated on a treasury stock method basis, and adding the result to the number of fully diluted outstanding Amcor Shares as of August 3, 2018, to derive a range of illustrative present values per share. Goldman Sachs then multiplied the range of illustrative present values by the Exchange Ratio to obtain an illustrative range of present values per Bemis Share of $59 to $74, rounded to the nearest dollar.

        Goldman Sachs then performed the same discounted cash flow analysis on New Amcor, but taking into account the Net Synergies. Goldman Sachs performed an illustrative present value of the Net Synergies minus estimates for the cost to achieve the Net Synergies based on a range of potential operating synergies jointly developed by the managements of Amcor and Bemis and approved for Goldman Sachs' use by Bemis. Using a discount rate of 6.5%, reflecting an estimate of New Amcor's weighted average cost of capital. Goldman Sachs discounted to present value as of June 30, 2018 (i) estimates of unlevered free cash flow for the Net Synergies for the last two quarters in 2018 and the years 2019 through 2021, and (ii) a terminal value which was calculated by applying a perpetuity growth rate of 0.0% to terminal year estimates of the unlevered free cash flow to be generated by the Net Synergies. The perpetuity growth rate was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pro Forma Forecasts and the nature of the Net

AMCO-111

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Synergies. Goldman Sachs then divided the illustrative present value of Net Synergies by the Pro Forma Outstanding New Amcor Shares to derive an illustrative present value of Net Synergies of $1.30 per New Amcor Share. Goldman Sachs then multiplied such illustrative present value by the Exchange Ratio to obtain an illustrative present value of Net Synergies of $6.62 per Bemis Share and added such illustrative present value of the Net Synergies to the range of illustrative present values per Bemis Share (without Net Synergies) to derive a range of illustrative present values per Bemis Share of $66 to $81, rounded to the nearest dollar.

Illustrative Contribution Analysis

        Goldman Sachs calculated an illustrative ownership percentage in New Amcor of 28.8% for holders of Bemis Shares by multiplying the Exchange Ratio by the number of fully diluted outstanding Bemis Shares as of August 3, 2018, calculated on a treasury stock method basis, and dividing the result by the Pro Forma Outstanding New Amcor Shares. Goldman Sachs then analyzed, on a levered and unlevered basis, the respective contributions of Bemis and Amcor to New Amcor's market capitalization, enterprise value, revenue, EBITDA and free cash flow (based on blended multiples) for years 2018 and 2019 and the enterprise value and equity value resulting from the illustrative discounted cash flow analyses. The contributions of Bemis and Amcor to the enterprise value and equity value resulting from the illustrative discounted cash flow analyses were derived by comparing the values resulting from the Bemis stand-alone illustrative discounted cash flow analysis described above using a discount rate of 6.75% and terminal exit multiple of LTM EBITDA of 10.0x, to the values resulting from a similar analysis performed for Amcor on a stand-alone basis, using Bemis' Adjusted Amcor Forecasts, a discount rate of 6.25% and a terminal exit multiple of LTM EBITDA of 12.0x.

        The analysis did not take into account any of the Net Synergies and was based on the Bemis Forecasts and Bemis' Adjusted Amcor Forecasts. The following table presents the results of the analysis (amounts in $ millions, except percentages):

					Contribution Analysis(1)
					Unlevered Contribution		Levered Contribution
Metric	Year	Bemis	Amcor	Total	Bemis	Amcor	Bemis	Amcor
Market Cap	N/A	4,268	13,190	17,459	N/A	N/A	24.4%	75.6%
Enterprise Value	N/A	5,784	17,314	23,098	25.0%	75.0%	N/A	N/A
Revenue	2018E	4,071	9,455	13,526	30.1%	69.9%	31.1%	68.9%
	2019E	4,117	9,804	13,921	29.6%	70.4%	30.4%	69.6%
EBITDA(2)	2018E	588	1,491	2,079	28.3%	71.7%	28.7%	71.3%
	2019E	624	1,595	2,219	28.1%	71.9%	28.5%	71.5%
Free Cash Flow(3)	2018E	428	1,125	1,553	27.5%	72.5%	27.8%	72.2%
	2019E	439	1,222	1,662	26.5%	73.5%	27.8%	72.2%
Illustrative DCF Enterprise Value	N/A	7,204	20,706	27,909	25.8%	74.2%	N/A	N/A
Illustrative DCF Equity Value	N/A	5,688	16,581	22,269	N/A	N/A	25.5%	74.5%

(1)
Market Cap / Enterprise Value for Bemis based on Undisturbed Date.

(2)
Adjusted EBITDA (as described below under "—Certain Prospective Financial Information—The Bemis Forecasts") was used for Bemis.

(3)
EBITDA—Capex used as a proxy for Free Cash Flow.

Selected Transactions Analysis

        Goldman Sachs analyzed certain information relating to the following selected transactions in the packaging industry since December 2013 using publicly available information. While none of the companies that participated in the selected transactions are directly comparable to Bemis, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis and based on Goldman Sachs' professional judgment and experience, may be considered similar to certain of Bemis' results, market size and product profile.

AMCO-112

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        For each of the selected transactions, Goldman Sachs reviewed the enterprise value of the selected transaction as a multiple of the relevant target company's last twelve months EBITDA as of the time of the most recently completed quarter prior to the announcement of the transaction, unless otherwise indicated below. The following table presents the results of this analysis:

Announcement Date	Acquirer	Target	EV / LTM EBITDA
Jul-18	AptarGroup, Inc.	CSP Technologies Parent S.A.	13.0x
Apr-18	Transcontinental Inc.	Coveris Americas	10.3x
Nov-17	Berry Global Group, Inc.	Clopay Plastic Products Company, Inc.	9.0x
Jun-17	Sonoco Products Company	Clear Lam Packaging, Inc.	9.0x	(1)
Jun-17	Advent International	Færch Plast A/S	13.4x	(2)
Apr-17	Leonard Green & Partners, L.P.	Charter NEX Films, Inc.	14.0x	(3)
Apr-17	Loews Corporation	Consolidated Container Company	9.0x	(4)
Apr-17	West Street Capital Partners VII, L.P.	Transcendia, Inc.	10.2x	(5)
Feb-17	Sonoco Products Company	Packaging Holdings, Inc.	9.2x	(6)
Feb-17	RPC Group Plc	Letica Corporation	8.5x
Jan-17	Silgan Holdings Inc.	Home, Health & Beauty Business of WestRock Company	10.0x
Dec-16	CCL Industries Inc.	Innovia Group of Companies	7.3x	(7)
Sep-16	Amcor Rigid Plastics USA, LLC and Amcor Packaging Canada, Inc.	Sonoco Products Company's Rigid Plastics Blow Molding Operations	8.0x
Aug-16	Berry Plastics Group, Inc.	AEP Industries Inc.	7.4x
Jun-16	RPC Group Plc	British Polythene Industries PLC	7.1x
Apr-16	Amcor Limited	Alusa S.A.	8.5x
Dec-15	RPC Group Plc	Global Closure Systems	6.8x
Jul-15	Gerresheimer AG	Centor	9.8x	(8)
Jun-15	3i Group plc	Weener Plastic Packaging Group	8.0x	(9)
Dec-14	Wendel	Constantia Flexibles	9.0x	(10)
Dec-13	RPC Group Plc	Maynard & Harris Group Limited	6.7x
Median EV / EBITDA Multiple			9.0x
Median EV / EBITDA Multiple—Deals Since 2017			9.1x

(1)
Estimated as of June 2017.

(2)
Estimated based on rumors of value in publicly available information. Financial terms of deal not publicly disclosed. Based on 2017 estimated EBITDA.

(3)
Based on rumored value and multiple reported in publicly available information in April 2017.

(4)
Based on estimate made publicly available on December 6, 2017.

(5)
Based on rumored value and EBITDA reported in publicly available information for the second quarter of 2017.

(6)
Based on rumored EBITDA reported in publicly available information in January 2017.

(7)
Based on 2017 estimated EBITDA.

(8)
Based on pro forma EBITDA for the twelve months ended June 2015.

(9)
Based on rumored value and multiple reported in publicly available information in November 2014.

(10)
Disclosed as an approximate figure.

AMCO-113

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Based on its review of the selected transactions in the packaging industry and its professional judgment and experience, Goldman Sachs applied an illustrative EV/LTM EBITDA multiple range of 9.0x to 12.0x to Bemis' Q2 2018 LTM Adjusted EBITDA, which indicated an implied valuation range per Bemis Share of $40 to $58, rounded to the nearest dollar.

Premia Analysis

        Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 100% stock consideration acquisition transactions since 2013 to August 3, 2018 involving a public company as the target where the disclosed equity values for the transaction were greater than $500 million. Goldman Sachs excluded from this analysis, based upon its professional judgment and experience, withdrawn transactions, transactions with premia greater than 100% or less than 0% relative to the target's last undisturbed closing price prior to announcement and transactions where definitive merger agreements had not yet been signed. Goldman Sachs calculated the average acquisition premia for these transactions for the applicable years and the following table summarizes the results of this analysis:

Year	Number of Transactions	Maximum Premium	Minimum Premium	Average Premium
2013	5	33.8%	9.3%	22.4%
2014	9	42.0%	0.5%	21.1%
2015	12	59.6%	5.7%	22.9%
2016	17	42.2%	0.5%	13.9%
2017	14	37.0%	6.4%	18.6%
2018 YTD (as of August 3, 2018)	10	38.2%	0.2%	16.2%

        Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 15% to 25% to the closing price per Bemis Share of $46.31 as of the Undisturbed Date and calculated a range of implied equity values per Bemis Share of $53 to $58, rounded to the nearest dollar.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Bemis, Amcor, New Amcor or the transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to Bemis' board of directors as to the fairness from a financial point of view to the holders (other than Amcor and its affiliates) of the outstanding Bemis Shares, as of the date of the opinion, of the Exchange Ratio pursuant to the Transaction Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Bemis, Amcor, New Amcor, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The Exchange Ratio was determined through arm's-length negotiations between Bemis and Amcor and was approved by Bemis' board of directors. Goldman Sachs provided advice to Bemis during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Bemis or its

AMCO-114

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

        As described herein, Goldman Sachs' opinion to Bemis' board of directors was one of many factors taken into consideration by Bemis' board of directors in making its determination to approve the Transaction Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Bemis, Amcor, New Amcor and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction. Goldman Sachs acted as financial advisor to Bemis in connection with, and participated in certain of the negotiations leading to, the transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to Bemis and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as a dealer in Bemis' commercial paper program since 2010. During the two year period ended August 6, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Bemis and/or its affiliates of approximately $1.7 million. During the two year period ended August 6, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by Amcor or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Bemis, Amcor, New Amcor and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Additionally, in connection with obtaining regulatory approval for the transaction, Amcor and/or Bemis may be required to divest one or more of their respective businesses. As approved by Bemis, Goldman Sachs' Merchant Banking Division, or funds, investment vehicles or other entities managed, sponsored or advised by Goldman Sachs' Merchant Banking Division or in which it may have economic interests may participate in any sale process with respect to such businesses, including potentially bidding on and purchasing one or more of such businesses.

        Bemis' board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated July 26, 2018, Bemis engaged Goldman Sachs to act as its financial advisor in connection with the transaction. The engagement letter between Bemis and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $37 million, $5 million of which became payable at the announcement of the transaction, and the remainder of which is contingent upon consummation of the transaction. In addition, Bemis has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Prospective Financial Information

        Bemis does not, as a matter of course, regularly develop or publicly disclose long-term projections or internal projections of its future financial performance, revenues, earnings, financial condition or

AMCO-115

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the transaction, Bemis' board of directors considered:

  •
  certain non-public unaudited prospective financial information relating to Bemis for each of its fiscal years ending December 31, 2018 through 2021, prepared by Bemis' management (the "Bemis Forecasts");

  •
  certain non-public unaudited prospective financial information relating to Amcor for each of its fiscal years ending June 30, 2018 through 2021, provided by Amcor's management and adjusted by Bemis' management ("Bemis' Adjusted Amcor Forecasts");

  •
  certain non-public unaudited prospective pro forma financial information relating to New Amcor for the calendar years 2018 through 2021, prepared by Bemis' management (the "Pro Forma Forecasts"); and

  •
  certain operating synergies projected to result from the transaction (net of costs to achieve such synergies), based on a range of potential operating synergies jointly developed by the management of Amcor and Bemis and approved for Goldman Sachs' use by Bemis (the "Net Synergies").

        The Bemis Forecasts, Bemis' Adjusted Amcor Forecasts, the Pro Forma Forecasts and the Net Synergies (collectively, the "Forecasts") were also provided to Goldman Sachs for its use and reliance in connection with its financial analyses and opinion summarized under "—Opinion of Bemis' Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus, and (with respect to the Bemis Forecasts) to Amcor. The Bemis Forecasts were originally developed by Bemis management beginning in November 2017 in connection with its Agility initiatives, presented to Bemis' board of directors in February 2018 and provided to Amcor on May 31, 2018. The other Forecasts were subsequently developed in connection with the transaction. Bemis' Adjusted Amcor Forecasts and the Pro Forma Forecasts were not made available to Amcor.

Certain Limitations on the Forecasts

        The Forecasts were not prepared with a view to public disclosure, but are included in this proxy statement/prospectus because such information was made available to Bemis' board of directors, Goldman Sachs and (with respect to the Bemis Forecasts) Amcor, and used in the process leading to the execution of the Transaction Agreement. The summary of the Forecasts is not included in this proxy statement/prospectus in order to induce any Bemis shareholder to vote in favor of the transaction or any other matter, or to influence any person to make any investment decision with respect to the transaction, including whether or not to seek dissenters' rights with respect to Bemis Shares. The Forecasts should be evaluated, if at all, in conjunction with Bemis' and Amcor's historical financial statements and other information regarding Bemis, Amcor and New Amcor contained in or incorporated by reference into this proxy/prospectus and the following factors.

        The Forecasts were not prepared with a view to compliance with GAAP, IFRS, AAS, the published guidelines of the SEC regarding projections, forward-looking statements or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective or pro forma financial information.

        The Forecasts included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Bemis' management. PricewaterhouseCoopers LLP and PricewaterhouseCoopers have not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying Forecasts and, accordingly, PricewaterhouseCoopers LLP and PricewaterhouseCoopers do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference herein and the PricewaterhouseCoopers

AMCO-116

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

report included in the proxy statement/prospectus relate to Bemis' and Amcor's previously issued financial statements. Those reports do not extend to the Forecasts and should not be read to do so.

        The Forecasts include non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, AAS or IFRS (as applicable), and non-GAAP financial measures as used by Bemis in the Forecasts may not be comparable to similarly titled amounts used by other companies or in other contexts. These non-GAAP measures are included in this proxy statement/prospectus because such information was made available to Bemis' board of directors, Goldman Sachs and (with respect to the Bemis Forecasts) Amcor and used in the process leading to the execution of the Transaction Agreement, as described elsewhere in this proxy statement/prospectus.

        Although a summary of the Forecasts is presented with numerical specificity, this information is not factual and should not be relied upon as being necessarily predictive of actual future results. The Forecasts are forward-looking statements. Important factors that may affect actual results and cause the Forecasts not to be achieved include any inaccuracy of the assumptions underlying the Forecasts (including, among others, those described below under "—Certain Underlying Assumptions"), general economic conditions, changes in actual or projected cash flows, competitive pressures, changes in tax laws, and the other factors described under "Cautionary Statement Regarding Forward-Looking Statements" on page [    •    ] of this proxy statement/prospectus. As a result, there can be no assurance that the Forecasts will be realized, and actual results may be materially better or worse than those contained in the Forecasts. The inclusion of this information should not be regarded as an indication that Bemis, Goldman Sachs, Amcor, New Amcor, their respective representatives or any other recipient of this information considered, or now considers, the Forecasts to be material information of Bemis, Amcor or New Amcor or necessarily predictive of actual future results nor should it be construed as financial guidance, and it should not be relied upon as such.

        The Forecasts do not take into account any circumstances or events occurring after the date that they were prepared. Neither the Bemis Forecasts nor Bemis' Adjusted Amcor Forecasts give effect to the transaction. Except to the extent required by applicable U.S. federal securities laws, none of Bemis, Amcor nor New Amcor intend, and each expressly disclaims any responsibility, to update or otherwise revise the Forecasts to reflect circumstances existing after the respective dates on which they were prepared or to reflect the occurrence of future events or changes in general economic or industry conditions, even if any of the assumptions underlying the Forecasts are shown to be in error. None of Bemis, Amcor nor New Amcor can give any assurance that, had the Forecasts been prepared either as of the date of the Transaction Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used.

        None of Bemis, Amcor, New Amcor nor any of their respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any Bemis shareholder or other person regarding the ultimate performance of Bemis, Amcor or New Amcor compared to the information contained in the Forecasts or that the Forecasts will be achieved.

        In light of the foregoing factors and the uncertainties inherent in the Forecasts and considering that the Bemis Special Meeting will be held several months after the Forecasts were prepared, Bemis shareholders are cautioned not to rely on the Forecasts included in this proxy statement/prospectus.

AMCO-117

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Certain Underlying Assumptions

        The Forecasts reflect numerous assumptions and estimates as to future events made using information available at the time. Among other things, some of these assumptions include:

  •
  Bemis' North America volumes would stabilize and begin to grow through continued execution of its "fix, strengthen and grow" Agility initiatives, including successfully implementing processes and tools related to quality, service and pricing.

  •
  In North America, Bemis would capture increasing levels of short-run business along with increased exposure to small food & beverage and consumer & industrial customers.

  •
  Brazil's economy would stabilize in 2018 and return to modest growth in 2019 and beyond.

  •
  Bemis would have an effective tax rate of 23.7% for the last six months of 2018 and 24.0% throughout the period thereafter. Amcor would have an effective tax rate between 18.0% and 19.1% throughout the period. New Amcor would have an effective tax rate of 21.0% throughout the period.

  •
  Bemis' aggregate capital expenditures would be $160 million in 2018 (including restructuring) and $185 million each year thereafter.

  •
  Bemis would maintain leverage at a net debt to EBITDA ratio of 2.6x, its dividend would increase by $0.04 per Bemis Share annually, and any free cash flow in excess of such dividends would be used for repurchases of Bemis Shares.

The Bemis Forecasts

        The Bemis Forecasts included the following estimates of Bemis' future financial performance:

	Fiscal year ending December 31,
($ amounts in millions, except per share figures)	2018E	2019E	2020E	2021E
Revenue	$4,071	$4,117	$4,352	$4,581
Revenue growth versus prior year	0.6%	1.1%	5.7%	5.3%
Adjusted EBITDA(1)(2)(3)	$588	$624	$684	$747
Adjusted EBIT(1)(2)(4)	$413	$449	$508	$571
Cash flows from operations	$459	$482	$546	$584
Adjusted earnings per share(1)(2)(5)	$2.91	$3.40	$4.23	$5.09

(1)
This figure is a non-GAAP financial measure.

(2)
Adjusted to exclude restructuring and related costs and acquisition costs.

(3)
EBITDA was calculated as earnings before interest, tax, depreciation and amortization.

(4)
EBIT was calculated as earnings before interest and tax.

(5)
For purposes of Goldman Sachs' financial analyses and opinion described under "—Opinion of Bemis' Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus, the adjusted earnings per share figures originally included in the Bemis Forecasts (which were prepared beginning in November 2017) were revised by Bemis' management to update certain inputs to the model of future projected share repurchases based on more current information, including an updated beginning share count number derived from Bemis' Quarterly Report on Form 10-Q for the quarter ended June 30, 2018. Prior to such adjustments, the adjusted earnings per share for the fiscal years ending 2019 and 2020 included in the Bemis Forecasts were $3.39 and $4.22, respectively.

AMCO-118

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        In addition, unlevered free cash flow for Bemis was calculated by Goldman Sachs using the Bemis Forecasts and additional information provided by Bemis' management, which calculations were reviewed and approved by Bemis for Goldman Sachs' use in connection with the illustrative discounted cash flow analyses described under "—Opinion of Bemis' Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus. These calculations were not made available to Amcor.

		Fiscal year ending December 31,
(amounts in millions)	2018E(1)	2019E	2020E	2021E
EBITDA(2)(3)	$295	$616	$684	$747
Less capital expenditures	$77	$185	$185	$185
Less (increase) decrease in net working capital	$(84)	$3	$9	$14
Less taxes on EBIT(2)(4)	$49	$106	$122	$137
Plus other cash flow items(5)	$(6)	$10	$26	$26

Unlevered free cash flow(2)	$246	$333	$394	$437

(1)
For 2018E, the amounts in the table above are only for the second half of fiscal year 2018.

(2)
This figure is a non-GAAP financial measure.

(3)
EBITDA was calculated as earnings before interest, tax, depreciation and amortization.

(4)
EBIT was calculated as earnings before interest and tax.

(5)
Includes other cash flow items per Bemis Forecasts. Does not include add-back for non-cash share-based compensation.

Bemis' Adjusted Amcor Forecasts

        As noted above, Bemis' Adjusted Amcor Forecasts are based upon forecasts that Amcor provided to Bemis, but reflect adjustments by Bemis' management. Neither Bemis' Adjusted Amcor Forecasts nor any of the adjustments made by Bemis' management were made available to, discussed with or approved by Amcor or its representatives. These adjustments resulted in a reduction of no more than 5% of revenue, Adjusted EBITDA and Adjusted EBIT in any Amcor fiscal year. The adjustments also removed the impact of any future projected mergers and acquisitions activity, which had been included in the original Amcor forecasts, and provide that the cash that would have otherwise been used for mergers and acquisitions would instead be used to repurchase Amcor Shares.

        Bemis' Adjusted Amcor Forecasts included the following estimates of Amcor's future financial performance:

	Fiscal year ending June 30,
(amounts in millions, except per share figures)	2018E	2019E	2020E	2021E
Revenue	$9,320	$9,590	$10,018	$10,401
Adjusted EBITDA(1)(2)	$1,443	$1,539	$1,651	$1,742
Adjusted EBIT(1)(3)	$1,086	$1,165	$1,264	$1,344
Adjusted earnings per share(1)	$0.63	$0.67	$0.76	$0.84

(1)
This figure is a non-GAAP financial measure.

(2)
EBITDA was calculated as earnings before interest, tax, depreciation and amortization.

(3)
EBIT was calculated as earnings before interest and tax.

AMCO-119

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        In addition, unlevered free cash flow for Amcor was calculated by Goldman Sachs using Bemis' Adjusted Amcor Forecasts and additional information provided by Bemis management, which calculations were reviewed and approved by Bemis for Goldman Sachs' use in connection with the illustrative discounted cash flow analyses described under "—Opinion of Bemis' Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus. These calculations were not made available to Amcor.

		Calendar year ending December 31,
(amounts in millions)	2018E(1)	2019E	2020E	2021E
Adjusted EBITDA(2)(3)(4)	$736	$1,574	$1,675	$1,766
Less capital expenditures	$183	$373	$393	$408
Less (increase) decrease in net working capital	$4	$16	$17	$14
Less taxes on adjusted EBIT(2)(5)	$100	$226	$242	$260

Unlevered free cash flow(2)	$450	$959	$1,023	$1,084

(1)
For 2018E, the amounts in the table above are only for the second half of calendar year 2018.

(2)
This figure is a non-GAAP financial measure.

(3)
Adjusted to exclude equity-accounted earnings from Amcor's approximately 48% interest in the Hong Kong publicly listed company AMVIG Holdings Limited.

(4)
EBITDA was calculated as earnings before interest, tax, depreciation and amortization.

(5)
EBIT was calculated as earnings before interest and tax.

The Pro Forma Forecasts and Net Synergies

        The Pro Forma Forecasts were prepared by adding the Bemis Forecasts and Bemis' Adjusted Amcor Forecasts. The Pro Forma Forecasts were not made available to Amcor.

        The Net Synergies (which reflect certain operating synergies expected to result from the transaction, net of costs to achieve such synergies) were calculated separately as adjustments at the EBITDA and EBIT levels. The Net Synergies (which are not included in the base Pro Forma Forecasts shown in the tables below) were calculated to be $(17) million, $76 million and $200 million for 2019E, 2020E and 2021E, respectively.

        The Pro Forma Forecasts included the following estimates of New Amcor's future financial performance:

		Calendar year ending December 31,
(amounts in millions, except per share figures)	2018E(1)	2019E	2020E	2021E
Revenue(2)	$6,738	$13,921	$14,561	$15,174
Adjusted EBITDA(3)(4)(5)	$1,054	$2,219	$2,381	$2,535
Adjusted EBIT(3)(4)(6)	$733	$1,563	$1,713	$1,856
Adjusted earnings per share(3)(4)	$0.29	$0.64	$0.74	$0.84

(1)
For 2018E, the amounts in the table above are only for the second half of calendar year 2018.

AMCO-120

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

(2)
Revenue was calculated without taking into account synergies, as the Net Synergies were calculated at the EBITDA and EBIT levels.

(3)
This figure is a non-GAAP financial measure.

(4)
Includes Bemis' restructuring and related costs and acquisition costs. Does not include Net Synergies of $(17) million, $76 million and $200 million for 2019E, 2020E and 2021E, respectively.

(5)
EBITDA was calculated as earnings before interest, tax, depreciation and amortization.

(6)
EBIT was calculated as earnings before interest and tax.

        In addition, unlevered free cash flow for New Amcor was calculated by Goldman Sachs using Bemis' Adjusted Amcor Forecasts, Bemis Forecasts and additional information provided by Bemis management, which calculations were reviewed and approved by Bemis for Goldman Sachs' use in connection with the illustrative discounted cash flow analyses described under "—Opinion of Bemis' Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus. These calculations were not made available to Amcor.

		Calendar year ending December 31,
(amounts in millions)	2018E(1)	2019E	2020E	2021E
Adjusted EBITDA(2)(3)(4)	$1,031	$2,190	$2,359	$2,513
Less capital expenditures	$260	$558	$578	$593
Less (increase) / decrease in net working capital	$(80)	$19	$26	$28
Plus Bemis other cash flow items(5)	$(6)	$10	$26	$26
Less taxes on adjusted EBIT(2)(6)	$159	$343	$376	$406

Unlevered free cash flow(2)	$684	$1,280	$1,405	$1,512

(1)
For 2018E, the amounts in the table above are only for the second half of calendar year 2018.

(2)
This figure is a non-GAAP financial measure.

(3)
Adjusted to exclude Amcor's equity-accounted earnings from its approximately 48% interest in the Hong Kong publicly listed company AMVIG Holdings Limited. Includes Bemis' restructuring and related costs and acquisition costs. Does not include Net Synergies of $(17) million, $76 million and $200 million for 2019E, 2020E and 2021E, respectively.

(4)
EBITDA was calculated as earnings before interest, tax, depreciation and amortization.

(5)
Does not include add-back for non-cash share-based compensation.

(6)
EBIT was calculated as earnings before interest and tax.

Interests of Bemis' Directors and Executive Officers in the Transaction

        When considering the recommendation of Bemis' board of directors that Bemis shareholders vote for the Bemis Transaction Agreement Proposal, Bemis shareholders should be aware that certain of the Bemis directors and executive officers may have interests in the transaction that are different from, or in addition to, the interests of the Bemis shareholders generally. Bemis' board of directors was aware of these interests when approving the transaction and when recommending that the Bemis shareholders approve the Transaction Agreement.

        The compensation that may become payable to Bemis' named executive officers in connection with the transaction is subject to a non-binding advisory vote of the Bemis shareholders, as described under

AMCO-121

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

"Information About the Bemis Special Meeting—Bemis Proposal 2—Approval of the Bemis Compensation Proposal" beginning on page [    •    ] of this proxy statement/prospectus.

Treatment of Bemis Equity Awards

        Pursuant to the Bemis Incentive Plan, all outstanding and unvested Bemis Equity Awards will vest (with Bemis PSUs vesting assuming target level of performance has been achieved) as of the effective time.

        Bemis RSUs.    As of the effective time, each Bemis RSU outstanding immediately prior to the effective time will be cancelled in exchange for (i) a number of New Amcor Shares determined by multiplying the number of Bemis Shares subject to such Bemis RSU immediately prior to the effective time by the exchange ratio, (ii) any fractional share consideration payable with respect thereto, and (iii) with respect to any Bemis RSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

        Bemis PSUs.    As of the effective time, each Bemis PSU outstanding immediately prior to the effective time will be cancelled in exchange for (i) a number of New Amcor Shares determined by multiplying the number of Bemis Shares subject to such Bemis PSU immediately prior to the effective time (assuming the target level of performance has been achieved) by the exchange ratio, (ii) any fractional share consideration payable with respect thereto, and (iii) with respect to any Bemis PSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

        Bemis Cash-Settled RSUs.    As of the effective time, each Bemis Cash-Settled RSU outstanding immediately prior to the effective time will be cancelled in exchange for an amount in cash equal to the sum of (i) the product of (A) the number of Bemis Shares subject to such Bemis Cash-Settled RSU immediately prior to the effective time multiplied by (B) the exchange ratio multiplied by (C) the weighted average price of New Amcor Shares on the three trading dates before settlement of Bemis RSUs or Bemis PSUs and (ii) with respect to any Bemis Cash-Settled RSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

Management Agreements with Executive Officers

        Unrelated to the transaction, Bemis has entered into management agreements with each of its executive officers (the "Management Agreements"). The Management Agreements provide for severance benefits if the executive officer experiences an involuntary termination or a constructive involuntary termination (each as defined in the applicable agreement and described below) within three months prior to or within 36 months after the date of a change of control event (a "Qualifying Event"). A Qualifying Event also occurs if the executive has an involuntary termination or a constructive involuntary termination less than twelve months prior to the date of a change of control event or while a change of control event is under serious consideration, unless Bemis can establish that such termination was for reasons unrelated to the change of control event. The merger will constitute a change of control event for purposes of the Management Agreements.

        The Management Agreements provide that, upon a Qualifying Event, the executive officer will be entitled to:

  •
  Receive a lump sum cash payment equal to two times (or three times for Mr. Austen) the sum of (i) the greater of the executive officer's base salary received in the calendar year preceding the date of the Qualifying Event or the annual base salary rate in effect prior to the Qualifying Event, (ii) the greater of the executive officer's target bonus payment for the year in which the

AMCO-122

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    Qualifying Event occurs or the highest annual bonus received during the previous five calendar years and (iii) 30% of annual salary calculated in accordance with (i) above as an estimated value for fringe benefits and perquisites;

  •
  Receive a prorated payout of the executive officer's target annual bonus for the fiscal year in which the Qualifying Event occurs;

  •
  Continue participating in any health, disability and life insurance or similarly situated plans or programs for twenty-four months (or thirty-six months for Mr. Austen) or if unable to continue participating in such plan or program, Bemis will provide coverage under policies that are no less favorable than the company plan or program; and

  •
  Only for Mr. Austen, receive a lump sum cash payment equal to the number of share units granted in the most recent annual stock grant multiplied by the fair market value of a Bemis Share as of immediately prior to the closing, in the case of the transaction.

        The Management Agreement with each executive officer, other than Mr. Austen, provides that, if any payments or benefits due to the executive officer become subject to the excise tax under Sections 280G and 4999 of the Code, the payments and benefits will be reduced such that no payments or benefits are subject to the excise tax. Mr. Austen's Management Agreement provides that if any payments or benefits due to Mr. Austen become subject to the excise tax under Sections 280G and 4999 of the Code, Mr. Austen will receive a gross-up payment sufficient to enable Mr. Austen to pay any excise taxes imposed by Section 4999 of the Code on any payments to Mr. Austen, including any imposed on the gross-up payment, any income or employment taxes payable by Mr. Austen on the gross-up payment, and any interest and penalties on any of the foregoing taxes. However, if the total amount of Section 280G parachute payments and benefits to be made to Mr. Austen exceed by 10% or less the maximum amount of the total payments and benefits that could be made to Mr. Austen without incurring any excise tax, then no gross-up payment will be made and the payments and benefits will instead be reduced by the amount of such excess.

        The Management Agreements provide that any amount payable under the Management Agreement that is not paid within ten calendar days after it becomes due will bear interest from the date it became due through the date of payment at the "prime rate" plus 5%, compounded monthly. The Management Agreements also require Bemis to pay all legal fees and expenses, including attorneys' fees and court costs, reasonably incurred by the executive officer in connection with efforts by or on behalf of the executive officer to obtain or enforce any right or benefit provided or claimed under the Management Agreement, regardless of the ultimate outcome or resolution of such claims.

        "Involuntary Termination" means a termination by Bemis of the executive officer's employment other than for (i) "cause" (meaning either (a) willful and gross neglect of duties by the executive officer that has not been substantially corrected within 30 days after the executive officer's receipt from Bemis of written notice describing the neglect and the steps necessary to substantially correct it, or (b) an act or acts committed by the executive officer constituting a felony and substantially detrimental to Bemis or its reputation), (ii) death, or (iii) disability (as determined by reference to Bemis' long-term disability plan).

        "Constructive Involuntary Termination" means any of the following: (i) reduction of the executive officer's title, duties, responsibilities or authority, other than for "cause" as described above or on account of disability, (ii) reduction of the executive officer's annual base salary, (iii) reduction of the aggregate benefits under Bemis' pension, profit sharing, retirement, life insurance, medical, health and accident, disability, bonus and incentive plans and other employee benefit plans and arrangements or reduction of the number of paid vacation days to which the executive officer is entitled, (iv) Bemis' failure to obtain assumption of the Management Agreement by any successor, (v) Bemis requiring the executive officer to perform his or her primary duties at a location that is more than 25 miles further

AMCO-123

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

from the executive officer's primary residence than the location at which the executive officer performs his or her primary duties on the effective date of the Management Agreement or, if the executive officer changes his or her primary residence, that is more than 25 miles further from the executive officer's primary residence after such change than the location at the executive officer performed his or her primary duties at the time of such change, or (vi) a termination of employment with Bemis by the executive officer after any of the foregoing have occurred.

Retention Agreements with Certain Executive Officers

        Each Bemis executive officer other than Mr. Austen and Mr. Clauer received a retention bonus award that will vest and be paid on the one-year anniversary of the closing, subject to the executive officer's continued employment through such date, or such earlier termination of the executive officer's employment by Bemis other than for misconduct or non-performance. As a condition to receiving the retention bonus payment, the executive officer must sign and not rescind a general release of claims against Bemis, and not be in breach of any confidentiality, non-competition, non-solicitation or assignment of intellectual property rights obligations under any applicable agreement with Bemis.

2019 Long-Term Incentive Awards for Executive Officers

        In lieu of granting long-term incentive awards consistent with Bemis' past practice and in contemplation of the pending transaction, for fiscal 2019 Bemis granted long-term incentive awards to its executive officers that provide for a payout in cash, instead of Bemis Shares, which vest solely based on time, instead of performance metrics. A pro-rated amount of the awards will pay out upon the closing of the transaction, based on the number of days from January 1, 2019 to the date of closing divided by 1,095 days. The remaining amount of the awards will be forfeited, and it is expected that Amcor will grant the executive officers who continue their employment with Amcor after the closing a long-term incentive award consistent with such awards granted by Amcor to its other similarly-situated employees.

New Arrangements with Amcor

        Bemis' executive officers may have ongoing discussions with Amcor regarding such officers' roles at Amcor following the closing date. While Amcor may enter into new agreements with certain executive officers, at this time there is no assurance that any discussions will result in any new agreements or arrangements with Amcor or, if so, what the terms and conditions of any such agreements or arrangements would be.

        Pursuant to the Transaction Agreement, Amcor agreed to provide, for a period of one year after the closing, certain benefits to any Bemis employees who continue with New Amcor, including (i) base salary or hourly wage and short-term cash incentive bonus opportunity that, in each case, is no less than the base pay or hourly wage and short-term cash incentive bonus opportunity paid or made available to the continuing employee prior to the closing, (ii) subject to certain exceptions, a total direct compensation opportunity for 2019 that is substantially similar to the applicable continuing employee's total direct compensation for 2018, (iii) severance benefits that are no less favorable to the applicable continuing employee than those applicable immediately prior to the closing and (iv) group employee benefits that are substantially similar in the aggregate to the group employee benefits provided to the continuing employees immediately prior to the closing.

Quantification of Payments and Benefits to Named Executive Officers

        The table below and its footnotes show the estimated amounts of payments and benefits that each Bemis named executive officer would receive if the individual experiences a Qualifying Event in

AMCO-124

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

connection with a hypothetical closing of the merger on February 15, 2019, based on their compensation levels and outstanding equity awards.

        The amounts reflected in the table and the footnotes are determined assuming a price per Bemis Share equal to $49.81, which is equal to the average closing price of a Bemis Share on the NYSE over the first five business days following the announcement of entering into the Transaction Agreement. The compensation summarized in the table and footnotes below in respect of the named executive officers is subject to a non-binding advisory vote of the Bemis' shareholders, as described herein under "Information About the Bemis Special Meeting—Bemis Proposal 2—Approval of the Compensation Proposal" on page [    •    ] of this proxy statement/prospectus.

        The calculations in the tables below do not include amounts the named executive officers were already entitled to receive or that were vested as of February 15, 2019, or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of an executive officer and that are available generally to all of the salaried Bemis employees. The estimated amounts below are based on multiple assumptions that may not actually occur, including assumptions described in this proxy statement/prospectus.

        In addition, certain amounts will vary depending on the actual date of closing of the transaction, which is presently expected to occur in the second quarter of 2019. As a result, the actual amounts, if any, to be received by an applicable individual may differ in material respects from the amounts set forth in the following table and accompanying footnotes.

(in USD)	Cash(1)	Equity(2)	Benefits(3)	Total
William F. Austen	28,526,684	9,177,967	160,462	37,865,113
Michael B. Clauer	1,374,165	2,051,395	71,923	3,497,483
Sheri H. Edison	2,923,181	1,193,693	97,376	4,214,250
Timothy S. Fliss	2,312,729	822,376	79,582	3,214,687
William E. Jackson	1,728,370	804,676	68,167	2,601,213
James W. Ransom, Jr.(4)	—	—	—	—

(1)
Amounts shown include lump sum payments due under the Management Agreements that each current named executive officer would be entitled to receive as the result of a Qualifying Event. The amounts shown in this column are based on the base salaries in effect on February 15, 2019. Because shareholder approval is a closing condition for the transaction, it is not possible for a closing to occur before the date of the meeting to which this proxy statement/prospectus relates, which is scheduled to occur in Bemis' fiscal year ending December 31, 2019. Amounts shown also include 2019 long-term incentive awards, pro-rated as of February 15, 2019. Amounts shown also include amounts payable pursuant to retention bonus arrangements with Ms. Edison, Mr. Fliss and Mr. Jackson, described further above. The amounts for Mr. Clauer, Mr. Fliss and Mr. Jackson reflect a cutback of their severance payments to avoid having to pay excise tax under Section 4999 of the Code pursuant to the terms of their Management Agreements.

(in USD)	Severance	Tax Gross-Up	Retention Payment	Long-Term Incentive
William F. Austen	16,233,372	12,075,285	—	218,027
Michael B. Clauer	1,325,434	—	—	48,731
Sheri H. Edison	2,414,825	—	480,000	28,356
Timothy S. Fliss	1,910,195	—	383,000	19,534
William E. Jackson	1,319,256	—	390,000	19,114

If base salary levels or cash incentive arrangements change before the closing of the merger occurs, then actual payments may differ materially from those provided herein.

AMCO-125

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

(2)
Amounts shown represent aggregate merger consideration that each named executive officer would receive with respect to Bemis RSUs and Bemis PSUs that are subject to accelerated vesting in connection with the merger. Bemis RSUs and Bemis PSUs provide for monthly prorated vesting of the units for employees over age 55, and these vested units are not included in the above figures. Because shareholder approval is a closing condition for the transaction, it is not possible for a closing to occur before the date of the meeting to which this proxy statement/prospectus relates. Depending on when the closing actually occurs, Bemis RSUs or Bemis PSUs that are currently outstanding may vest in accordance with their terms prior to the closing.

	Shares Subject to Unvested RSUs (#)	Total Value of Shares Subject to Unvested RSUs (USD)	Shares Subject to Unvested PSUs (#)	Total Value of Shares Subject to Unvested PSUs (USD)	Total (USD)
William F. Austen	27,132	1,394,572	150,730	7,783,395	9,177,967
Michael B. Clauer	6,064	311,711	33,690	1,739,684	2,051,395
Sheri H. Edison	3,529	181,382	19,604	1,012,311	1,193,693
Timothy S. Fliss	2,431	124,953	13,506	697,423	822,376
William E. Jackson	2,379	122,280	13,215	682,396	804,676
(3)
Amounts represent estimated cost for Bemis' portion of medical, disability and life insurance benefits for a period of twenty-four months (or, in the case of Mr. Austen, for thirty-six months).

(4)
Mr. Ransom retired from Bemis effective December 31, 2017 and is not entitled to receive payments or benefits in connection with the transaction.

        In addition to the estimated payments and benefits that would be received by the named executive officers in connection with the transaction, we estimate that the aggregate payments and benefits payable to the two Bemis executive officers who are not named executive officers if the effective time occurred and they experienced a Qualifying Event and received their retention payments on February 15, 2019 is $5,052,270. We estimate that the aggregate amount that would be payable to Bemis' twelve non-employee directors for their Bemis RSUs if the effective time occurred on February 15, 2019 is $2,000,668.

Insurance and Indemnification of Directors and Executive Officers

        See "The Transaction Agreement—Directors' and Officers' Insurance and Indemnification" beginning on page [    •    ] of this proxy statement/prospectus, for a summary of the obligations Amcor and the surviving corporation with respect to insurance indemnification of directors and executive officers after the closing.

Amcor's Reasons for the Transaction

        At its meeting on August 6, 2018, Amcor's board of directors unanimously declared that the Transaction Agreement and the consummation of the transaction are in the best interests of Amcor and the Amcor shareholders, approved the Transaction Agreement and the transaction, and authorized the execution, delivery and performance of the Transaction Agreement. In reaching its determination, Amcor's board of directors reviewed a significant amount of information, consulted with and received the advice of Amcor's management and its legal and financial advisors, and gave due consideration to a

AMCO-126

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

number of factors that Amcor's board of directors believed supported its determination, including the following factors (not in any relative order of importance):

Strategic Considerations

        Amcor considered that the transaction is expected to provide a number of significant strategic opportunities, including the following:

  •
  Comprehensive global footprint:  The combined company is expected to create a unique, global consumer packaging franchise with a comprehensive footprint of approximately 245 facilities across key geographies of North America and Europe, and a larger, more balanced and more profitable emerging markets business, with sales of approximately $3.7 billion from about 30 emerging markets that will enable the combined company to deliver a broader range of innovative and more sustainable products to global, regional and local customers;

  •
  Greater scale to better serve customers in every region:  The combined company, with combined revenues of $13.4 billion in fiscal year 2018, is expected to have increased economies of scale and resources through Amcor's leading positions in Europe, Asia and Latin America, and Bemis' leading positions in North America and Brazil and presence in Mexico, that will enable it to better serve global customers in all of these locations and bring to local customers the benefits of innovation, quality and service that can be expected from a global leader;

  •
  Increased exposure to attractive end markets and product segments:  The combined company is expected to have an enhanced growth profile from greater global participation in protein and healthcare packaging, leveraging innovative technologies in barrier films and foils;

  •
  Best-in-class operating and innovation capabilities:  The combined company is expected to have greater differentiation to innovate and meet customer demands for new and sustainable products through the global deployment of proven, industry-leading commercial, operational and research & development capabilities;

  •
  A continued strong commitment to environmental sustainability:  The combined company is expected to have enhanced capabilities to stand behind Amcor's pledge to develop all recyclable or reusable packaging products by 2025; and

  •
  Greater depth of management talent:  The combined company is expected to have a stronger combined team by bringing the significant strengths and quality of the workforce across both companies.

Financial Considerations

        Amcor also considered the potential financial merits and opportunities to create value for its shareholders through the transaction:

  •
  Compelling transaction metrics: The transaction is expected to:

  •
  result in an all-stock transaction at an implied value in line with Amcor's trading enterprise value / EBITDA multiple*, before accounting for net cost synergies;

  •
  provide approximately $180 million of estimated pre-tax annual net cost synergies by the end of the third year from procurement, manufacturing and general and administrative efficiencies (related costs to achieve synergies of approximately $150 million to be incurred

*
Calculated as at August 6, 2018, being the date of the Transaction Agreement, using actual EBITDA for the year ended June 30, 2018 and net debt as at June 30, 2018, and the respective accounting principles applicable to Amcor (IFRS) and Bemis (U.S. GAAP) at that time.

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      across years one and two) (which synergies do not take into account anticipated revenue synergies and are separate from and incremental to Bemis' "Agility" improvement plan);

    •
    produce double-digit earnings per share accretion on a pro forma fiscal year 2018 basis (excluding the impact of purchase accounting) for the combined company's shareholders, inclusive of estimated net cost synergies at full run rate; and

    •
    yield double-digit returns in excess of Amcor's pre-signing weighted average cost of capital by the end of the third year.

  •
  Stronger financial profile going forward: The combined company is expected to have:

  •
  higher margins than Amcor's historic margins through the delivery of expected cost synergies;

  •
  potential to grow at higher long-term rates than Amcor could achieve alone, through realization of expected synergies, a stronger customer value proposition and increased exposure to attractive segments;

  •
  significant annual cash flow, after capital expenditure and before dividends; and

  •
  an investment grade balance sheet with immediate capacity for further investment.

  •
  Dividend policy and capital allocation:  The combined company is expected to have:

  •
  a competitive, progressive dividend (paid quarterly) which will continue to be an important part of annual shareholder returns;

  •
  total dividends per share paid by New Amcor for the first fiscal year post-completion of the transaction which are no less than the total dividends per share paid by Amcor in the last fiscal year prior to the completion of the transaction; and

  •
  an on-going capital allocation philosophy consistent with Amcor's shareholder value creation model.

  •
  Greater liquidity for investors:  The combined company is expected to provide greater liquidity for Amcor investors through:

  •
  a primary listing on the NYSE and a listing on the ASX via CDIs; and

  •
  expected inclusion in both the S&P 500 index in the U.S. and the S&P / ASX 200 index in Australia.

  •
  Cash- and tax-free:  The all-stock, cash-free transaction is generally expected to be tax free for both Amcor and Bemis U.S. shareholders.

Other Factors Considered by Amcor

        In addition to considering the strategic and financial factors described above, Amcor also considered:

  •
  Amcor's board of directors' knowledge of Amcor's business, operations, financial condition, earnings and prospects;

  •
  the results of Amcor's due diligence review of Bemis' business, operations, financial condition, earnings and prospects;

  •
  the current and prospective business climate in the consumer packaging and healthcare packaging industries;

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  •
  the governance arrangements that are expected to enable continuity of management and an effective and timely integration of the two companies' operations:

  •
  New Amcor's board of directors will consist of eleven directors, eight of whom will be from the existing Amcor board of directors and will be nominated by Amcor and three of whom will be from the existing Bemis board of directors and will be nominated by Bemis (each of whom will be subject to the prior written approval of Amcor);

  •
  Mr. Graeme Liebelt, Amcor's current Chairman, will serve as Chairman of New Amcor's board of directors; and

  •
  Mr. Ronald S. Delia, Amcor's chief executive officer, will be Chief Executive Officer of New Amcor; and

  •
  other terms of the Transaction Agreement, including, among other things:

  •
  the nature and scope of the representations, warranties and covenants of Bemis and Amcor in the Transaction Agreement;

  •
  the restrictions on Bemis soliciting alternative transaction proposals from third parties and/or providing confidential due diligence information to, or engaging in discussions with, a third party interested in pursuing an alternative transaction, except under certain circumstances;

  •
  the fact that Bemis must pay Amcor a termination fee of $130 million if the Transaction Agreement is terminated under certain circumstances;

  •
  the fact that Amcor would not be required to pay Bemis a termination fee if the Transaction agreement is terminated due to regulatory impediments, the failure of Amcor shareholders to approve the transaction (in the absence of a competing Amcor proposal), or the failure of the Court to approve the scheme;

  •
  the provisions permitting Amcor, subject to certain terms and conditions, to terminate the Transaction Agreement to enter into a superior proposal, to change its recommendation to its shareholders in response to a superior proposal or, in the absence of a superior proposal, to change its recommendation in response to an intervening event;

  •
  the right, subject to certain conditions, to terminate the Transaction Agreement if the transaction is not consummated on or before August 6, 2019 (subject to extension by either party until February 6, 2020 in order to obtain antitrust or other regulatory approvals);

  •
  the nature and scope of the restrictions on the conduct of Bemis' business until the consummation of the transaction or termination of the Transaction Agreement;

  •
  the fact that the restrictions on Amcor under the Transaction Agreement provide Amcor with sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Transaction Agreement and consummation of the transaction;

  •
  the fact that Amcor's obligation to complete the transaction is conditioned on its receipt of legal comfort regarding the absence of an adverse Tax Law Change; and

  •
  other conditions to the transaction, including no events having occurred that would have a material adverse effect on either party, and receipt of all required governmental consents under the antitrust laws of specified jurisdictions (including Amcor's obligation to agree to certain restrictions (including divestitures, subject to a cap) in order to obtain such regulatory approvals, and its ability to engage in discussions with, or bring litigation against, the applicable governmental entity under certain circumstances); see the section entitled "The Transaction Agreement—Efforts to Obtain Required Approvals" beginning on page [    •    ] of this proxy statement/prospectus.

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Confidential Treatment Requested by AMCOR PLC
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        In the course of its deliberations regarding the transaction, Amcor also identified and considered a number of uncertainties and risks, including the following (not in any relative order of importance):

  •
  the challenges inherent in completing the transaction on the expected timetable, including the fact that completion of the transaction depends on factors outside of Amcor's control, including regulatory approval, approval of Bemis' shareholders, approval of the scheme by Amcor's shareholders and approval of the scheme by the Court, and that there can be no assurance that the conditions that must be satisfied or waived for the transaction to occur will be satisfied even if the transaction is approved by Amcor's shareholders;

  •
  the risk that necessary regulatory approvals, the receipt of which is beyond Amcor's and Bemis' control, may be delayed, conditioned or denied; see the section entitled "The Transaction Agreement—Efforts to Obtain Required Approvals," beginning on page [    •    ] of this proxy statement/prospectus;

  •
  Amcor's commitments to take certain actions and agree to certain conditions (including, under certain circumstances and subject to specified limits, to divest certain assets or commit to limitations on the businesses of Amcor or Bemis), in order to obtain required regulatory approvals; see the section entitled "The Transaction Agreement—Efforts to Obtain Required Approvals," beginning on page [    •    ] of this proxy statement/prospectus;

  •
  the risk that Bemis shareholders or Amcor shareholders vote against the proposals at the Bemis Special Meeting or Amcor shareholder meeting, respectively;

  •
  the challenges inherent in integrating the businesses, operations and workforces of Bemis with those of Amcor, and developing and executing a successful strategy and business plan for the combined company;

  •
  the potential for diversion of management and employee attrition during the period prior to the consummation of the transaction, and the potential negative effects on Amcor's and ultimately, the combined company's, customers and business relationships;

  •
  the risk that, despite the efforts of Amcor and Bemis prior to the consummation of the transaction, the combined company may lose its relationships with one or more significant customers, suppliers or other strategic partners or be unable to retain key officers or other employees;

  •
  the risk of not capturing the anticipated cost synergies and performance improvements, and the risk that other anticipated benefits described above might not be realized, take longer to achieve or involve more costs to do so;

  •
  the challenges inherent in the combination of two business enterprises of the size and scope of Amcor and Bemis and the cross-border nature of the combined company;

  •
  the fact that Amcor and Bemis have incurred and will continue to incur significant transaction costs and expenses in connection with the transaction, regardless of whether the transaction is consummated, and that those costs may be greater than anticipated;

  •
  the potential that the fixed exchange ratio under the Transaction Agreement could result in New Amcor delivering greater value to the Bemis shareholders than had been anticipated by Amcor at the time of signing should the value of the Amcor shares increase between the date of the execution of the Transaction Agreement and the closing date, and the risks that the accounting treatment of the acquisition and resulting return on investment differs from what Amcor had anticipated at the time of signing the Transaction Agreement;

  •
  the risk that New Amcor could be treated as a domestic corporation for U.S. federal income tax purposes;

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  the risks associated with becoming a U.S. domestic registrant subject to U.S. securities laws, including associated costs, compliance and reporting requirements;

  •
  the risks associated with establishing New Amcor's primary trading market in the U.S. on the NYSE for the first time and the risk that New Amcor may not be included in the S&P 500 index and/or the S&P / ASX 200 index;

  •
  certain terms of the Transaction Agreement, including, among other things:

  •
  the restriction on Amcor soliciting alternative transaction proposals from third parties;

  •
  the fact that Amcor must pay Bemis a termination fee of $130 million if the Transaction Agreement is terminated under certain circumstances;

  •
  the provisions permitting Bemis, subject to certain terms and conditions, to terminate the Transaction Agreement to enter into a superior proposal, to change its recommendation to its shareholders in response to a superior proposal or, in the absence of a superior proposal, to change its recommendation in response to an intervening event;

  •
  the restrictions on the conduct of Amcor's business until the consummation of the transaction or termination of the Transaction Agreement, which may delay or prevent Amcor from undertaking certain opportunities that may arise; and

  •
  the fact that the definition of "Bemis Material Adverse Effect" has a number of customary exceptions, as described in detail in the section entitled "The Transaction Agreement—Conditions That Must Be Satisfied or Waived for the Transaction to Occur" beginning on page [    •    ] of this proxy statement/prospectus, and is generally a very high standard as applied by the courts; and

  •
  the risks of the type and nature described under "Risk Factors," beginning on page [    •    ] of this proxy statement/prospectus, and the matters described under "Cautionary Statement Regarding Forward-Looking Statements," beginning on page [    •    ] of this proxy statement/prospectus.

        The foregoing discussion of the factors considered by Amcor is not intended to be exhaustive, but rather includes the principal factors considered by Amcor. In view of the complexity and wide variety of factors considered in connection with its evaluation of the transaction, both positive and negative, Amcor did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Transaction Agreement and the transaction. In addition, individual members of Amcor's board of directors may have given differing weights to different factors or have viewed each factor as more or less positive or negative. Amcor's board of directors made its decision after considering the totality of the information available to them and the factors involved as a whole and weighing perceived benefits of the transaction against potential risks.

        The explanation of the reasoning of Amcor's board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements," beginning on page [    •    ] of this proxy statement/prospectus.

Closing and Effective Time

        Subject to the satisfaction or waiver of the conditions to the scheme becoming effective as set forth in the Transaction Agreement, the scheme will be implemented in accordance with the terms of the scheme and the deed poll. If Amcor Shareholder Approval is obtained at the scheme meeting and all other conditions to the scheme are satisfied or waived, Amcor will then seek approval of the Court for

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

the scheme. The date on which the scheme is approved by order of the Court pursuant to the Australia Act is referred to as the Sanction Date. The scheme will become effective on the date on which the Court order approving the scheme is filed with ASIC. The scheme is expected to become effective on the Sanction Date or the Business Day following the Sanction Date. The transfer of the Amcor Shares to New Amcor in accordance with the scheme (referred to as the scheme implementation) is expected to occur approximately ten days after the scheme becomes effective.

        Subject to the satisfaction or waiver of the conditions to the consummation of the merger set forth in the Transaction Agreement, the closing of the merger will take place as promptly as reasonably practicable following the scheme implementation (and, to the extent reasonably practicable, on the scheme implementation date). At the merger closing, articles of merger will be duly executed and filed with the Secretary of State of the State of Missouri as provided in the Missouri Code. The articles of merger will specify that the merger will become effective at such time as Amcor and Bemis may mutually agree on the date on which the merger closing occurs or such other time as Amcor and Bemis may mutually agree and specify in the articles of merger. The date and time that the merger becomes effective is referred to herein as the effective time.

Regulatory Approvals

Antitrust Clearance in the United States

        The merger is subject to the requirements of the HSR Act, which prevents the parties from consummating the transaction until, among other things, Amcor and Bemis have filed notifications with and furnished certain information to the FTC and the Antitrust Division and the 30-calendar day waiting period has expired or been terminated by the FTC or the Antitrust Division. If the FTC or the Antitrust Division issues a request for additional information and documentary material (a "second request"), prior to the expiration of the initial waiting period, Amcor and Bemis must observe a second 30-calendar day waiting period, which would begin to run only after each of Amcor and Bemis have substantially complied with the second request, unless such waiting period is terminated earlier or the waiting period is otherwise extended through agreement by the FTC or the Antitrust Division and the parties to the transaction.

        On August 31, 2018, each of Amcor and Bemis filed a Notification and Report Form for Certain Mergers and Acquisitions with the Antitrust Division and the FTC as required pursuant to the HSR Act. On October 26, 2018, Amcor and Bemis each received a second request from the Antitrust Division.

        At any time before or after the termination of the statutory waiting periods under the HSR Act, or before or after the effective time, the Antitrust Division and others may take action under U.S. antitrust laws, including seeking to enjoin the completion of the transaction, to rescind or other unwinding of the transaction or to conditionally permit completion of the transaction subject to regulatory conditions or other remedies. Although neither Amcor nor Bemis believes that the transaction will violate U.S. antitrust laws, there can be no assurance that a challenge to the transaction on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. Private parties may also seek to take legal action under U.S. antitrust laws under certain circumstances.

Non-U.S. Antitrust Clearances

        Amcor and Bemis derive revenues in other jurisdictions where merger control filings or clearances may be necessary or recommended, including, among others, approval in the European Union by the European Commission. The transaction cannot be consummated until the closing conditions relating to applicable filings or clearances under the antitrust laws in the required jurisdictions have been satisfied or waived. Amcor and Bemis have also made merger control filings in a limited number of additional jurisdictions, but completion of the transaction is not conditioned on clearance from those jurisdictions

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

having been achieved or waived. Although neither Amcor nor Bemis believes that the transaction will violate antitrust laws outside of the U.S., there can be no assurance that non-U.S. regulatory authorities or, under certain circumstances, private parties, will not attempt to challenge the transaction on antitrust grounds or for other reasons.

        On November 15, 2018, Amcor and Bemis submitted notification to the European Commission of the transaction pursuant to Council Regulation (EC) No. 139/2004. The notification was withdrawn and re-submitted on December 12, 2018. On February 11, 2019, Amcor and Bemis received clearance from the European Commission. In accordance with such clearance, Bemis will hold separate and, subject to the completion of the transaction, divest three plants located in the U.K. and Ireland that represented approximately $170 million of revenue during the twelve months ended December 31, 2018.

        As of October 12, 2018, Amcor and Bemis had filed for all other applicable non-U.S. regulatory approvals required for closing. As of February 15, 2019, Amcor and Bemis had received clearance or confirmed clearance is not required in Australia, Chile, China, Colombia, Kazakhstan, Mexico, Morocco, New Zealand and Serbia. Merger control review in Brazil is ongoing.

Australian Court and Amcor Shareholder Approval

        Under the Australian Act, the scheme must be approved by Amcor shareholders and the Court to become effective. At the First Court Hearing, Amcor will seek orders to convene a meeting of Amcor shareholders to vote on a resolution to approve the scheme. The shareholders' resolution to approve the scheme must be passed by: (1) a majority in number of Amcor shareholders that are present and voting at the scheme meeting (either in person or by proxy); and (2) 75% of the votes cast on the resolution. If the resolution to approve the scheme is passed at the scheme meeting and all other conditions to the scheme are satisfied or waived, Amcor will then seek approval of the Court for the scheme at the Second Court Hearing. The First Court Hearing is currently scheduled for [    •    ], 2019 and the meeting of Amcor shareholders is currently scheduled for [    •    ], 2019. If the resolution to approve the scheme is passed at the scheme meeting, the Second Court Hearing would occur on [    •    ], 2019, subject to all other conditions being satisfied or waived. These dates are indicative and may change. Amcor will announce any changes to these dates on the ASX.

Australian Foreign Investment Approval

        The scheme is subject to Australia's foreign investment laws, given that New Amcor is an entity incorporated in Jersey. Accordingly, the scheme cannot be implemented until and unless the Treasurer of the Commonwealth of Australia, acting on the advice of the FIRB, either confirms that he has no objection to the scheme or is precluded from making an order under the FATA.

        On September 3, 2018, Amcor notified the FIRB of the proposed scheme pursuant to a detailed submission. New Amcor and Amcor believe that the scheme is not contrary to the Australian national interest and expect confirmation from the Treasurer of the Commonwealth of Australia permitting the scheme to proceed. FIRB approval was obtained on November 15, 2018.

Accounting Treatment

        The transaction will be accounted for as a business combination under GAAP. ASC 805 requires as the first step in the application of acquisition accounting for one of the combining entities to be identified as the acquirer. Amcor will be treated as the acquiring entity for accounting purposes. In identifying Amcor as the acquiring entity for accounting purposes, Amcor took into account the voting rights of all equity instruments, the intended corporate governance structure of the combined company, and the size of each of the companies. In assessing the size of each of the companies, Amcor evaluated various metrics, including, but not limited to: market capitalization, revenue, operating profit, assets and assets under management. No single factor was the sole determinant in the overall conclusion that

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor is the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion.

Listing of New Amcor Shares and CDIs

        New Amcor, Bemis and Amcor will use their respective reasonable best efforts to obtain listing approval from the NYSE for the New Amcor Shares to be issued to the holders of Bemis Shares and the New Amcor Shares to be issued to holders of Amcor Shares in the transaction (either directly or indirectly in the form of CDIs). New Amcor, Bemis and Amcor will also use their respective reasonable best efforts to establish a secondary listing on the ASX to allow Amcor shareholders to trade New Amcor Shares via the CDIs on the ASX.

Delisting and Deregistration of Bemis Shares

        Following the consummation of the transaction, the Bemis Shares will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded. At such time, Bemis will cease filing its own periodic and other reports with the SEC.

Dissenters' Rights of Bemis Shareholders

        Under Section 351.455 of the Missouri Code, Bemis shareholders as of the Record Date who do not vote in favor of the Bemis Transaction Agreement Proposal and who follow the procedures summarized below will have the right to dissent from the Bemis Transaction Agreement Proposal and obtain, in the event of and following the consummation of the transaction, appraisal and payment in cash of the fair value of their Bemis Shares as of the day prior to the date of the Bemis Special Meeting ("Dissenters' Rights"). No Bemis shareholder exercising Dissenters' Rights will be entitled to the transaction consideration or any dividends or other distributions coming into effect following the transaction unless and until the holder fails to perfect or effectively withdraws or loses his or her right to dissent from the Bemis Transaction Agreement Proposal. If you are contemplating exercising your Dissenters' Rights, we urge you to read carefully the provisions of Section 351.455 of the Missouri Code, which is attached to this proxy statement/prospectus as Annex D, and consult with your legal counsel before exercising or attempting to exercise these rights. Bemis shareholders receiving cash upon exercise of Dissenters' Rights may recognize gain for U.S. federal income tax purposes. See "—Material U.S., U.K. and Jersey Income Tax Considerations" beginning on page [    •    ] of this proxy statement/prospectus.

        Any Bemis shareholder who wishes to exercise Dissenters' Rights or who wishes to preserve his or her right to do so should review Annex D carefully and consult his or her legal advisor. Failure to timely and properly comply with the procedures set forth therein will result in the loss of such rights.

        A Bemis shareholder may assert Dissenters' Rights only by complying with all of the following requirements:

        (1)   Written Objection: The Bemis shareholder must deliver to Bemis prior to or at the Bemis Special Meeting a written objection to the Bemis Transaction Agreement Proposal. Before the vote is taken on the Bemis Transaction Agreement Proposal at the Bemis Special Meeting, the written objection should be (a) delivered to the Corporate Secretary at the Bemis Special Meeting or (b) mailed to and received at Bemis Company, Inc., Bemis Innovation Center, 2301 Industrial Drive, Neenah, Wisconsin 54956, Attention: Corporate Secretary. The written objection must be made in addition to, and separate from, any proxy or other vote against adoption of the Bemis Transaction Agreement Proposal. Neither a vote against, a failure to vote for, nor an abstention from voting will satisfy the requirement that a written objection be delivered to Bemis before the vote on the Bemis Transaction Agreement Proposal is taken. Unless a Bemis shareholder files the written objection as

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

provided above, the Bemis shareholder will not have any Dissenters' Rights to dissent from the transaction or to appraisal and receipt of cash for the fair value of the Bemis Shares.

        (2)   No Vote in Favor: Any Bemis shareholder who makes the above-described written objection (each, a "Dissenting Shareholder") must not vote in favor of adoption of the Bemis Transaction Agreement Proposal. The return of a signed proxy which does not specify a vote against the Bemis Transaction Agreement Proposal or a direction to abstain will constitute a waiver of a Bemis shareholder's Dissenters' Rights.

        (3)   Written Demand: The Dissenting Shareholder must deliver to the surviving corporation within 20 days after the closing a written demand for payment of the fair value of his or her Bemis Shares as of the day prior to the date on which the vote for the Bemis Transaction Agreement Proposal was taken. That demand must include a statement of the number of Bemis Shares owned by the Dissenting Shareholder. The demand must be mailed or delivered to, and received by, the surviving corporation at 83 Tower Road North, Warmley, Bristol BS30 8XP, United Kingdom. Any Bemis shareholder who fails to make a written demand for payment within the 20-day period after the closing will be conclusively presumed to have consented to the Bemis Transaction Agreement Proposal and will be bound by the terms thereof. Neither a vote against the Bemis Transaction Agreement Proposal nor the written objection referred to in clause (1) above satisfies the written demand requirement referred to in this clause (3).

        A beneficial owner of Bemis Shares who is not the record owner for purposes of the Bemis Special Meeting may not assert Dissenters' Rights. If the Bemis Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, or by a nominee, the written demand asserting Dissenters' Rights must be executed by the fiduciary or nominee. If the Bemis Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for a Bemis shareholder of record; however, the agent must identify the record owner, expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner, and provide adequate proof of such agency or authority.

        (4)   Agreed Fair Value: If within 30 days of the closing the fair value of a Dissenting Shareholder's Bemis Shares is agreed upon between the Dissenting Shareholder and the surviving corporation, the surviving corporation (as agreed) will make payment to such Dissenting Shareholder within 90 days of the closing, upon the Dissenting Shareholder's surrender of his or her Bemis Shares. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such Bemis Shares or in the surviving corporation.

        (5)   Petition with Court: If the Dissenting Shareholder and the surviving corporation do not agree on the fair value of the Bemis Shares within 30 days after closing, the Dissenting Shareholder may, within 60 days after the expiration of the 30-day period, file a petition in any court of competent jurisdiction within Cole County, Missouri in which Bemis' registered office is located, asking for a finding and a determination of the fair value of the shares as of the day prior to the date on which such vote was taken adopting the Bemis Transaction Agreement Proposal. The Dissenting Shareholder is entitled to judgment against the surviving corporation for the amount of the fair value, together with interest thereon to the date of judgment. The judgment is payable only upon and simultaneously with the surrender to the surviving corporation of the Bemis Shares. Upon payment of the judgment, the Dissenting Shareholder will cease to have any interest in such Bemis Shares or in the surviving corporation. Unless the Dissenting Shareholder files a petition within the allotted time frame, the Dissenting Shareholder and all persons claiming under the Dissenting Shareholder will be conclusively presumed to have adopted and ratified the Bemis Transaction Agreement Proposal and will be bound by the terms thereof.

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        The right of a Bemis shareholder to be paid the fair value for his or her shares will cease if the Bemis shareholder fails to comply with the procedures of Section 351.455 of the Missouri Code or if the Transaction Agreement is terminated for any reason.

        The right of a Bemis shareholder to be paid the fair value for his or her Bemis Shares is the exclusive remedy of such Bemis shareholder with respect to the merger.

        The preceding is qualified in its entirety by the text of the appraisal provisions of Section 351.455 of the Missouri Code. A copy of that statute is attached hereto as Annex D and is incorporated herein by reference. To the extent there are any inconsistencies between the foregoing summary and the applicable provisions of the Missouri Code, the Missouri Code will control.

Material U.S., U.K. and Jersey Income Tax Considerations

U.S. Federal Income Tax Considerations for U.S. Holders

        The following sections are a summary of U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) with respect to the merger and the scheme, consummated as described in the Transaction Agreement and this proxy statement/prospectus, and to the ownership and disposition of New Amcor Shares. This summary applies only to U.S. holders who exchange their Bemis Shares for New Amcor Shares in the merger or who exchange their Amcor Shares for New Amcor Shares in the scheme, and who hold the Bemis Shares or Amcor Shares, as applicable, and will hold the New Amcor Shares, as capital assets (generally, property held for investment purposes).

        This summary is based on provisions of the Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not describe any U.S. state, local or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of the merger or the scheme, or of owning or disposing of New Amcor Shares.

        This discussion is not intended to be a complete analysis and does not address all potential tax consequences that may be relevant to you. Moreover, this discussion does not address particular tax considerations that may be applicable if you are subject to special treatment under the Code, including because you are:

  •
  a foreign person or entity;

  •
  a tax-exempt organization, financial institution, mutual fund, dealer or broker in securities, or insurance company;

  •
  a trader who elects to mark its securities to market for U.S. federal income tax purposes;

  •
  a person who holds Bemis Shares or Amcor Shares, or will hold New Amcor Shares, as the case may be, as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

  •
  a person who holds Bemis Shares or Amcor Shares, or will hold New Amcor Shares, as the case may be, in an individual retirement or other tax-deferred account;

  •
  a person whose functional currency is not the U.S. dollar;

  •
  an individual who received Bemis Shares or Amcor Shares, or who acquires New Amcor Shares, as the case may be, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes) and persons who hold an interest in such entities; or

  •
  a person subject to the alternative minimum tax.

        In addition, this discussion does not address the tax consequences to you if you hold Bemis Shares or Amcor Shares and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of New Amcor immediately after the transaction pursuant to the applicable Treasury Regulations under Section 367 of the Code (a "five-percent transferee shareholder"). If you believe you could become a five-percent transferee shareholder of New Amcor, you should consult your tax advisor about the special rules and time-sensitive tax procedures, including the requirement to file a gain recognition agreement with the IRS, which might apply regarding your ability to obtain tax-free treatment in the merger or the scheme.

        For purposes of this summary, a U.S. holder is a beneficial owner of Bemis Shares or Amcor Shares and, after the transaction, New Amcor Shares who is:

  •
  an individual citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation created in or organized under the laws of the U.S. or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income tax without regard to its source; or

  •
  a trust if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, exchanges its Bemis Shares or Amcor Shares in the merger or the scheme, as applicable, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partners in a partnership that intends to exchange its Bemis Shares or Amcor Shares in the merger or the scheme, as applicable, are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

        You are urged to consult your tax advisor as to the U.S. federal income tax consequences of the merger and the scheme, including the income tax consequences arising from your own facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences arising out of the merger and the scheme and the ownership and disposition of New Amcor Shares.

U.S. Federal Income Tax Consequences to U.S. Holders of the Merger and the Scheme, Including the Exchange of Bemis Shares or Amcor Shares for New Amcor Shares

Application of Sections 351 and 368 of the Code

        In connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, Kirkland & Ellis has rendered to New Amcor its opinion, dated [    •    ], 2019, to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and representations from Bemis, Amcor, New Amcor and Merger Sub, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger and the scheme, taken together, will qualify as an exchange within the meaning of Section 351 of the Code, and the merger and the scheme should not be subject to Section 367(a)(1) of the Code based on the assumption that (x) information provided by Amcor and Bemis regarding historical transactions that could impact their relative valuation, as

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

calculated under Treasury Regulations section 1.367(a)-3(c), is complete and accurate and (y) market conditions between the date hereof and the effective time do not impact the relative valuation of Amcor and Bemis in a manner that causes Bemis' value, as calculated for purposes of Treasury Regulations section 1.367(a)-3(c), to equal or exceed Amcor's. If the merger and the scheme qualify for tax treatment described in the Kirkland & Ellis opinion, then the merger and the scheme, taken together, will have the following U.S. federal income tax consequences on the U.S. holders of Bemis Shares or Amcor Shares:

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  The exchange of Bemis Shares or Amcor Shares by U.S. holders for New Amcor Shares in the merger or the scheme, as applicable, will not result in the recognition of any gain or loss with respect to your Bemis Shares or Amcor Shares (except with respect to cash received in lieu of fractional shares, as discussed below).

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  If you have differing bases or holding periods in respect of your Bemis Shares or Amcor Shares, you must determine the bases and holding periods in the New Amcor Shares received in the merger or the scheme, as applicable, separately for each identifiable block (that is, stock of the same class acquired at the same time for the same price) of Bemis Shares or Amcor Shares you exchange.

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  The aggregate tax basis of any New Amcor Shares you receive in exchange for all of your Bemis Shares or Amcor Shares in the merger or the scheme, as applicable, including fractional New Amcor Shares deemed received and redeemed or sold, as discussed below, will be the same as the aggregate tax basis of your Bemis Shares or Amcor Shares.

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  The holding period of any New Amcor Shares (including fractional New Amcor Shares deemed received and redeemed or sold as discussed below) you receive in the merger or the scheme, as applicable, will generally include the holding period of the Bemis Shares or Amcor Shares you exchanged for such New Amcor Shares.

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  Because New Amcor will not issue any fractional New Amcor Shares in the merger, if you exchange Bemis Shares in the merger, and would otherwise have received a fraction of a New Amcor Share, you will receive cash. In such a case, you will be treated as having received a fractional share and having received such cash either (i) in redemption of the fractional share or (ii) as consideration for the sale of such share. The amount of any capital gain or loss you recognize will equal the amount of cash received with respect to the fractional share less the ratable portion of the tax basis of the Bemis Shares surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if your holding period in the Bemis Shares is more than one year on the date of closing of the merger. The deductibility of capital losses is subject to limitations.

Application of Section 367 of the Code

        Generally, Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a tax-free reorganization, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. In this case, the principal requirement is that the fair market value of Amcor, at the time of the merger, must equal or exceed the fair market value of Bemis, as specially determined for purposes of Section 367 of the Code. Although the parties expect that this requirement be satisfied, that determination cannot be known definitively until the time of the merger.

        Bemis has a lower value than Amcor based on the percentage of the New Amcor Shares that the holders of Bemis Shares will own following the transaction. Nevertheless, Section 367 of the Code requires certain adjustments to values to be made as of the consummation of the merger. For example, the fair market value of Bemis for purposes of this test must include the aggregate amount of certain

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

prior distributions (including stock repurchases) by Bemis during the 36 months prior to the consummation of the merger, and the fair market value of Amcor must not include certain passive assets acquired outside the ordinary course of business during the 36 months prior to the consummation of the merger. Based on the percentage of the New Amcor Shares that the holders of Bemis Shares will own following the transaction, and taking such adjustments under Section 367 of the Code into account, with data available as of [    •    ], 2019, Amcor and Bemis believe that the fair market value of Amcor is larger than the fair market value of Bemis as of such date for these purposes, but no assurances can be given regarding the actual results on the consummation of the merger.

        Notwithstanding the Intended Tax Treatment, if the merger qualifies as a tax-free reorganization but is subject to Section 367(a)(1) of the Code, a U.S. holder of Bemis Shares would generally be subject to the consequences described in the second paragraph of "—Failure to Qualify for the Intended Tax Treatment," below, although such U.S. holder would only recognize gain, but not loss.

        It should be noted, however, that the obligation to effect the scheme is conditioned on Amcor and Bemis' respective tax advisors to each deliver an opinion or written advice in respect of the Intended Tax Treatment, as described in the first two paragraphs of "—Tax Opinions" below.

Failure to Qualify for the Intended Tax Treatment

        Notwithstanding the above, until closing, the parties cannot definitively determine the tax treatment of the merger and the scheme. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the merger does not qualify for the Intended Tax Treatment.

        If the IRS were successfully to challenge the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code or the qualification of the merger and scheme, taken together, as an exchange within the meaning Section 351 of the Code, you would generally be required to recognize gain or loss equal to the difference between your adjusted tax basis in the Bemis Shares or Amcor Shares you surrender in the merger or the scheme, as applicable, and an amount equal to the fair market value, as of the consummation of the merger or the implementation of the scheme, of any New Amcor Shares received or to be received in the merger or the scheme, as applicable, plus any cash received in the merger in lieu of fractional shares, although a failure of the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code will not require recognition of gain by U.S. holders of Amcor Shares and a failure of the merger and the scheme, taken together, to qualify as an exchange within the meaning of Section 351 of the Code will not require recognition of gain by U.S. holders of Bemis Shares unless the merger also fails to qualify a reorganization within the meaning of Section 368(a) of the Code. Any gain or loss so recognized would be long-term capital gain if the U.S. holder had held the Bemis Shares or Amcor Shares for more than one year as of the consummation of the merger or the implementation of the scheme, as applicable. Generally, in such event, your tax basis in the New Amcor Shares you received in the merger or the scheme would equal the fair market value of such New Amcor Shares as of the consummation of the merger or the implementation of the scheme, as applicable, and your holding period for the New Amcor Shares would begin on the day after the date of the applicable transaction.

        It should be noted, however, that the obligation to effect the scheme is conditioned on Amcor and Bemis' respective tax advisors to each deliver an opinion or written advice in respect of the Intended Tax Treatment, as described in the first two paragraphs of "—Tax Opinions," below.

Tax Opinions

        As a condition to the scheme, Bemis will request that Cleary Gottlieb, or other nationally recognized tax counsel or a "Big 4" accounting firm, render its opinion or written advice to Bemis,

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

which will be dated the Sanction Date and based on customary representations and assumptions, that there has been no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

        As a condition to the scheme, Amcor will request that a nationally recognized tax counsel or a "Big 4" accounting firm render its opinion or written advice to Amcor, which will be dated the Sanction Date and based on customary representations and assumptions, that there has been no Tax Law Change since the date of the Transaction Agreement, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" or higher level of comfort, for the Intended Tax Treatment.

        In addition, as described above, Kirkland & Ellis has rendered to New Amcor its opinion, dated [    •    ], 2019, to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as an exhibit to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and representations from Bemis, Amcor, New Amcor and Merger Sub, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger and the scheme, taken together, will qualify as an exchange within the meaning of Section 351 of the Code, and the merger and the scheme should not be subject to Section 367(a)(1) of the Code based on the assumption that (x) information provided by Amcor and Bemis regarding historical transactions that could impact their relative valuation, as calculated under Treasury Regulations section 1.367(a)-3(c), is complete and accurate and (y) market conditions between the date hereof and the effective time do not impact the relative valuation of Amcor and Bemis in a manner that causes Bemis' value, as calculated for purposes of Treasury Regulations section 1.367(a)-3(c), to equal or exceed Amcor's.

        An opinion of counsel represents counsel's best legal judgment but is not binding on the IRS or any court and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. None of Amcor, Bemis or New Amcor intends to obtain a ruling from the IRS with respect to the tax consequences of the merger or the scheme. If the IRS were to successfully challenge the "reorganization" status of the merger or the "exchange" status of the merger and the scheme, taken together, the tax consequences would differ from those described in this proxy statement/prospectus.

Tax Consequences of the Merger to Bemis and Amcor

        Bemis and Amcor will not be subject to U.S. federal income tax on the merger or the scheme, as applicable. However, Bemis (or a U.S. successor entity) will continue to be subject to U.S. federal income tax after the merger. New Amcor will not be subject to U.S. federal income tax on the merger or the scheme, and New Amcor does not expect to be generally subject to U.S. federal income tax after the merger and the scheme. Consistent with this expectation, the remainder of this discussion assumes that New Amcor will not be treated as a U.S. corporation for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences for U.S. Holders of Holding New Amcor Shares

Dividends

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," any cash distributions paid on New Amcor Shares out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income. Because New Amcor does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a "dividend" for U.S. federal income tax purposes.

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Subject to certain holding period requirements and other conditions (and assuming that New Amcor is not a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. holders may qualify for the preferential rates of taxation if New Amcor is eligible for the benefits of the U.S.-U.K. Tax Treaty or the New Amcor Shares are readily tradable on an established market in the United States. Such dividends will not, however, be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

Sale or Other Disposition of New Amcor Shares

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of New Amcor Shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such New Amcor Shares. The ability to deduct any loss may be subject to limitations. If you are an individual, capital gain or loss will generally be long-term if your holding period in the New Amcor Shares is more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as New Amcor, will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes if either (i) 75% or more of its gross income consists of certain types of "passive" income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Amcor believes that it was not a PFIC for its taxable year prior to the closing, and Bemis and Amcor do not expect New Amcor to be a PFIC for its first taxable year that includes the closing or in the foreseeable future. Because PFIC status is a fact-intensive determination made on an annual basis and depends on the composition of New Amcor's assets and income at such time, no assurance can be given that Amcor is not, and New Amcor will not become, classified as a PFIC. Furthermore, because the value of the gross assets of New Amcor is likely to be determined in large part by reference to the market capitalization of New Amcor, a decline in the value of New Amcor Shares may result in New Amcor becoming a PFIC. There can also be no assurance that the IRS will agree with any conclusion of the combined company that it is not treated as a PFIC.

        If, contrary to our expectations, New Amcor were classified as a PFIC for any year during which a U.S. holder holds New Amcor Shares, and such U.S. holder does not make the mark-to-market election described in the next paragraph, the U.S. holder would generally be subject to additional taxes equal to interest charges generally applicable to underpayments of tax on certain distributions and sales, characterization of a portion of any gain from the sale or exchange of New Amcor Shares as ordinary income, and other disadvantageous tax treatment with respect to New Amcor Shares. Negative consequences may also apply with respect to deemed dispositions of stock in any lower-tier PFICs.

        A U.S. holder may be able to make a mark-to-market election to mitigate some of these adverse tax consequences. If a U.S. holder makes a mark-to-market election, it will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its shares at year-end over its basis in those shares. In addition, any gain the U.S. holder recognize upon the sale of its shares will be taxed as ordinary income in the year of sale. A qualified electing fund election, or QEF election, could also alleviate certain of the tax consequences referred to above. It is, however, expected that the conditions necessary for making a QEF election will not apply in the case of the New Amcor Shares, because New Amcor does not expect that it would make available the information necessary for U.S. holders to report income and certain losses in a manner consistent with the requirements for such elections.

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        If you own New Amcor Shares during any taxable year in which New Amcor is a PFIC, you may be subject to certain reporting obligations with respect to New Amcor Shares, including reporting on IRS Form 8621. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return.

        Each U.S. holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing of New Amcor Shares if Amcor is or New Amcor becomes classified as a PFIC, including the possibility of making a mark-to-market or other election and the applicability of annual filing requirements.

Certain Reporting Requirements

        Certain U.S. holders may be required to file a statement with their U.S. federal income tax return and retain permanent records with respect to the transaction, including information regarding the amount, basis, and fair market value of all transferred property.

        In addition, certain U.S. Holders that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer such as New Amcor that are not held in accounts maintained by financial institutions. The understatement of income attributable to "specified foreign financial assets" in excess of $5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders of New Amcor Shares who fail to report the required information could be subject to substantial penalties.

        U.S. holders are urged to consult with their own tax advisors regarding reporting requirements applicable to the merger and the scheme and to the holding of New Amcor Shares.

Backup Withholding and Information Reporting

        Dividends paid on, and proceeds from the sale or other disposition of, the New Amcor Shares by a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder of New Amcor Shares provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

        A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

U.K. Tax Considerations

        The following statements are intended only as a general guide to those U.K. income tax, corporation tax, stamp duty and stamp duty reserve tax considerations generally applicable with respect to the ownership and disposition of New Amcor Shares following the transaction, which we refer to as the U.K. tax considerations. The U.K. tax considerations described below do not purport to be a complete analysis of all potential U.K. tax consequences of holding or disposing of New Amcor Shares. They are based on current U.K. legislation and what is understood to be the current practice and interpretation of HM Revenue and Customs as at the date of this proxy statement/prospectus, any of which may change, possibly with retroactive effect.

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        The statements in this section apply only to holders of New Amcor Shares who are resident in and, in the case of an individual, domiciled in (and only in) the U.K. for all tax purposes, which we refer to as U.K. tax residents (except insofar as express reference is made to the treatment of non-U.K. tax residents), who hold New Amcor Shares as an investment (other than in an individual savings account or self-invested pension plan) and who are the absolute beneficial owners of those shares and any dividends paid on them.

        The tax position of certain categories of New Amcor shareholders who are subject to special rules (such as persons who acquired (or are deemed to have acquired) their shares in connection with an office or employment, persons subject to the remittance basis of taxation, dealers in securities, insurance companies and collective investment schemes) is not considered.

        The statements do not constitute legal or tax advice. Nothing in this section is intended to address any U.K. tax consequences of the transaction between Amcor and Bemis, including but not limited to the disposal of Amcor Shares or Bemis Shares, for any Amcor or Bemis shareholders, whether U.K. tax resident or resident elsewhere. New Amcor shareholders or Amcor or Bemis shareholders who are in any doubt about their taxation position or who may be subject to tax in a jurisdiction other than the U.K. should consult their own professional advisors.

Withholding tax on dividends

        New Amcor is not required to withhold U.K. tax at source from dividend payments made on the New Amcor Shares, irrespective of the residence of the New Amcor shareholders or their particular circumstances.

Taxation of dividends paid on the New Amcor Shares

        The comments below in relation to the taxation of dividends apply to both dividends from retained earnings and distributions made out of share premium, on the understanding that (for distributions from share premium) New Amcor is tax resident in the U.K., the share premium is fully and freely distributable in accordance with the Jersey Companies Law and is not treated as forming part of New Amcor's share capital, such distributions will not result in a change in the underlying shares owned, and the distributions will not be made on winding up or as part of a procedure for reducing share capital.

New Amcor shareholders—individuals (non-U.K. residents)

        New Amcor individual shareholders who are not U.K. tax resident should not be subject to U.K. tax in respect of dividends paid on New Amcor Shares unless such shareholders are carrying on a trade, profession or vocation in the U.K. through a branch or agency in connection with which the New Amcor Shares are used, held or acquired. Such New Amcor shareholders may be subject to non-U.K. taxation on any dividend received under the law of the jurisdiction where they are tax resident and should consult with their own professional advisors.

New Amcor shareholders—individuals (U.K. residents)

        New Amcor shareholders who are U.K. tax resident individuals pay no income tax on the first £2,000 of dividend income (in aggregate) received in a U.K. tax year, which we refer to as the dividend allowance. To the extent dividends received (in aggregate) exceed the dividend allowance in a U.K. tax year, the applicable rates of income tax for the tax year ending April 5, 2019 are: (i) 7.5% for basic rate taxpayers; (ii) 32.5% for higher rate taxpayers; and (iii) 38.1% for additional rate taxpayers.

        In determining whether and, if so, to what extent dividend income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the shareholder's total taxable dividend income for the tax year in question (including the part subject to the dividend allowance) will be treated as the highest part of the shareholder's total income for

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

income tax purposes. In addition, dividends within the dividend allowance which would otherwise have fallen within the basic or higher rate bands will use up those bands respectively and so will be taken into account in determining whether the threshold for higher rate or additional rate income tax is exceeded.

New Amcor shareholders—corporate entities

        New Amcor shareholders within the charge to U.K. corporation tax which are "small companies" (broadly, companies which employ fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million) will not generally be subject to U.K. corporation tax on dividends paid by New Amcor, subject to certain conditions.

        Other New Amcor shareholders within the charge to U.K. corporation tax will not be subject to U.K. corporation tax on dividends paid by New Amcor so long as the dividends fall within an exempt class of the U.K. distribution exemption and certain conditions are met. For example, (i) dividends paid on shares that are not redeemable and do not carry any present or future preferential rights to dividends or to New Amcor's assets on its winding up, and (ii) dividends paid to a person holding less than a 10% interest in New Amcor, should generally fall within an exempt class. These exemptions are not comprehensive and are also subject to anti-avoidance rules.

        If the conditions for exemption are not met or cease to be satisfied, dividends received by New Amcor shareholders within the charge to U.K. corporation tax will be subject to U.K. corporation tax at the prevailing rate (currently 19%).

Taxation of chargeable gains on disposal of New Amcor Shares

        A disposal or deemed disposal of all or part of the New Amcor Shares by a New Amcor shareholder may give rise to a capital gain or an allowable loss, subject to their circumstances and any available exemptions or reliefs.

New Amcor shareholders—individuals (non-U.K. residents)

        New Amcor individual shareholders who are not U.K. tax resident will not generally be subject to U.K. tax on capital gains realized on a disposal or deemed disposal of New Amcor Shares unless they are carrying on a trade, profession or vocation in the U.K. through a branch or agency in connection with which the New Amcor Shares are used, held or acquired. Such New Amcor shareholders may be subject to non-U.K. taxation on any gain under the law of the jurisdiction where they are tax resident and should consult with their own professional advisors.

        A New Amcor shareholder who is an individual and has ceased to be a resident of the U.K. for tax purposes for a period of five years or less and who disposes or is deemed to dispose of all or part of the New Amcor Shares during that period may be subject to a U.K. tax liability on their return to the U.K., subject to any available exemptions or reliefs. Special rules may apply to shareholders who are subject to tax on a "split-year" basis.

New Amcor shareholders—individuals (U.K. residents)

        New Amcor shareholders that are U.K. tax resident individuals will not incur a liability to pay capital gains tax in respect of a capital gain realized on the disposal or deemed disposal of the New Amcor Shares unless their total capital gains in the relevant U.K. tax year exceed the annual exemption, which is £11,700 for the tax year ending April 5, 2019.

        The rate of capital gains tax will depend on the New Amcor shareholder's total taxable income and gains in the relevant tax year. A New Amcor shareholder who is subject to income tax at a rate not exceeding the basic rate will generally be subject to capital gains tax at 10% of the gain (to the extent

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

the annual exempt amount has been exceeded). A New Amcor shareholder who is subject to income tax at either the higher rate or additional rate will generally be subject to capital gains tax at a rate of 20% of the gain (to the extent the annual exempt amount has been exceeded).

New Amcor shareholders—corporate entities

        New Amcor shareholders that are within the charge to U.K. corporation tax may be entitled to claim an indexation allowance to reduce a chargeable gain on the disposal or deemed disposal of the New Amcor Shares. Indexation allowance was removed with effect from January 1, 2018 such that it is only available for shares held prior to this date (or, where new shares are issued as part of a transaction to which the share reorganization rules apply, where the original shares were held prior to this date). New Amcor shareholders who realize a chargeable gain on the disposal or deemed disposal of the New Amcor Shares will be subject to U.K. corporation tax on that gain, currently at a rate of 19% subject to any available exemptions or reliefs.

U.K. Stamp Duty and SDRT

        The statements in this section regarding U.K. stamp duty and stamp duty reserve tax ("SDRT"), apply to New Amcor shareholders irrespective of their residence and are intended as a general guide only. Special rules may apply to certain categories of persons, including intermediaries, brokers, dealers and persons connected with depositary receipt arrangements and clearance services.

New Amcor Shares

        No U.K. stamp duty should be chargeable on the issuance of New Amcor Shares in respect of the transaction contemplated by this proxy statement/prospectus.

New Amcor Shares traded wholly within the ASX via CDIs

        No U.K. stamp duty should arise on the issue of New Amcor Shares to Chess Depository Nominees Pty Ltd, ("CDN"), the nominee and legal holder of the shares in respect of which CDIs are issued. No liability to U.K. stamp duty or SDRT should arise on the issue of CDIs to New Amcor shareholders. No U.K. Stamp Duty should be payable on transfers of CDIs if there is no instrument of transfer. No SDRT should be payable in respect of any agreement to transfer CDIs, provided that neither the CDIs nor the New Amcor Shares are registered or become registered in a register kept in the U.K. by or on behalf of CDN or New Amcor. New Amcor currently does not keep and does not intend that any register of CDIs or New Amcor Shares will be kept in the U.K.

New Amcor Shares traded wholly within the DTC in respect of shares listed on the NYSE

        No liability to U.K. stamp duty or SDRT should arise on the issue of New Amcor Shares to Cede, as nominee for DTC. No U.K. Stamp Duty should arise on transfers of New Amcor Shares to Cede where there is no change in beneficial ownership. No U.K. Stamp Duty should arise on the transfer of the New Amcor Shares wholly within the DTC if there is no instrument of transfer.

        Provided the shares are not paired with U.K. shares, and the share register is not kept in the U.K., no SDRT should arise on issuing or transferring New Amcor Shares to Cede. Furthermore, no charge to SDRT should arise on agreements to transfer the New Amcor Shares wholly within the DTC.

Shares transferred/agreed to be transferred outside of ASX or the DTC

        U.K. Stamp Duty may, in certain circumstances, be required to be paid in respect of written instruments effecting the transfer or sale of New Amcor Shares to the extent that the instrument is executed in the U.K. or relates to property situated or any matter or thing done or to be done in the U.K. This will generally be at a rate of 0.5% (rounded up to the nearest £5).

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        No SDRT should be payable in respect of any agreement to transfer the New Amcor Shares provided that the New Amcor Shares are not registered and do not become registered in a register kept in the U.K. by or on behalf of New Amcor and the New Amcor Shares are not paired with U.K. shares. Amcor has confirmed that it does not and does not intend to keep such a register in the U.K.

Jersey Tax Considerations

        The following summary of the anticipated tax treatment in Jersey of New Amcor and holders of New Amcor Shares is based on Jersey taxation law and practice as they are understood to apply at the date of this proxy statement/prospectus. It does not constitute, nor should it be considered to be, legal or tax advice and does not address all aspects of Jersey tax law and practice (including without limitation such tax law and practice as they apply to any land or building situated in Jersey, or as they apply to certain types of person, such as persons holding or acquiring shares in the course of trade, collective investment schemes or insurance companies). Holders of New Amcor Shares should consult their professional advisors on the implications of acquiring, buying, holding, selling or otherwise disposing of New Amcor Shares under the laws of any jurisdictions in which they may be liable to taxation. Holders of New Amcor Shares should be aware that tax rules and practice and their interpretation may change.

Taxation of New Amcor and of Non-Jersey Residents

        On the basis that New Amcor is incorporated in Jersey, but is centrally managed and controlled, and is resident for tax purposes, in the U.K., New Amcor will not be liable to Jersey income tax other than on certain Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended). On the basis that New Amcor is not a financial services company, a utility company, large corporate retailer or involved in the importation or distribution of hydrocarbon oils and does not hold Jersey real estate, it is subject to income tax in Jersey at a rate of zero per cent on any such income.

        Dividends on New Amcor Shares may be paid by New Amcor without withholding or deduction for or on account of Jersey income tax and holders of New Amcor Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such shares. It is possible that the current tax regime applicable in Jersey may be amended and New Amcor could become subject to taxation in Jersey. Please see below under the heading "—Shareholders of a Jersey Company" in relation to the status of Jersey resident holders of New Amcor Shares.

Goods and Services Tax

        The States of Jersey introduced a Goods and Services Tax, which we refer to as GST, with effect from May 6, 2008. A company may opt out of the GST regime by applying to become an international services entity ("ISE"), as provided by the Goods and Services Tax (Jersey) Law 2007. ISE status is obtained upon meeting certain requirements and paying a prescribed annual fee. As an ISE, a company is exempted both from registering for GST and from accounting for GST on supplies made and received in Jersey solely for the purpose of its business. It is anticipated that New Amcor will maintain ISE status and the New Amcor board intends to conduct the business of the combined company such that no GST will be incurred by New Amcor.

Shareholders of a Jersey Company

        Any shareholders of a Jersey company who are resident for tax purposes in Jersey will incur income tax on any dividends paid on the shares held by them.

        No stamp duty is levied on the transfer inter vivos, exchange or repurchase of shares (unless the articles of association of the company convey the right to occupy property in Jersey), but there is a

AMCO-146

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

stamp duty payable when Jersey grants of probate and letters of administration are required. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of shares who is domiciled in Jersey, or situated in Jersey in respect of a holder of shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000.

        Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

Federal Securities Law Consequences

        Following the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, the New Amcor Shares issued in the transaction to holders of Bemis Shares will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for New Amcor Shares issued to any holder of Bemis Shares who may be deemed an "affiliate" for purposes of Rule 144 of the Securities Act of New Amcor after completion of the transaction. Persons who may be deemed "affiliates" of New Amcor generally include individuals or entities that control, are controlled by or are under common control with, New Amcor and may include the executive officers and directors of New Amcor as well as its principal shareholders.

        The New Amcor Shares and CDIs to be issued in the transaction to holders of Amcor Shares have not been, and are not expected to be, registered under the Securities Act or the securities laws of any other jurisdiction. The New Amcor Shares and CDIs to be issued in the transaction to holders of Amcor Shares will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act based on the approval of the scheme by the Court. Section 3(a)(10) of the Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. If the Court approves the scheme, its approval will constitute the basis for the New Amcor Shares and CDIs to be issued without registration under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. The New Amcor Shares and CDIs issued pursuant to Section 3(a)(10) of the Securities Act will be freely transferable under U.S. federal securities laws, except by any holder of Amcor Shares who may be deemed an "affiliate" for purposes of Rule 144 of the Securities Act of New Amcor after completion of the transaction.

        In the event that New Amcor Shares or CDIs are in fact held by affiliates of New Amcor, those holders may resell the New Amcor Shares (1) in accordance with the provisions of Rule 144 under the Securities Act or (2) as otherwise permitted under the Securities Act. Rule 144 generally provides that "affiliates" of New Amcor may not sell securities of New Amcor received in the transaction unless the sale is effected in compliance with the volume, current public information, manner of sale and timing limitations set forth in such rule. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding New Amcor Shares or the average weekly reported trading volume in such securities over the four calendar weeks preceding the placement of the sale order, provided that the sales are made in unsolicited, open market "broker transactions" and that current public information on New Amcor is available.

AMCO-147

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

THE TRANSACTION AGREEMENT

        The summary of the material provisions of the Transaction Agreement below and in this proxy statement/prospectus is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. This summary may not contain all of the information about the Transaction Agreement that is important to you. You are advised to read the Transaction Agreement in its entirety carefully as it is the legal document governing the Transaction.

        The Transaction Agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in the representations and warranties in the Transaction Agreement were made solely for purposes of the Transaction Agreement and the transaction and agreements contemplated thereby among the parties thereto and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders or shareholders and reports and documents filed by Bemis with the SEC or published and filed by Amcor with ASIC or under the listing rules of the ASX, and the assertions embodied in the representations and warranties contained in the Transaction Agreement (and summarized below) are qualified by information in disclosure schedules provided by Bemis to Amcor and by Amcor to Bemis in connection with the signing of the Transaction Agreement and by certain information contained in certain of Bemis' filings with the SEC and by certain information contained in certain of Amcor's filings and documents published and filed with ASIC or under the listing rules of the ASX. These disclosure schedules, SEC filings, ASIC filings and publications and filings under the listing rules of the ASX contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Transaction Agreement. In addition, information concerning the subject matter of the representations and warranties may have changed after August 6, 2018 and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus.

        In addition, if specific material facts arise that contradict the representations and warranties in the Transaction Agreement, Amcor, New Amcor, Merger Sub or Bemis, as applicable, may disclose those material facts in the public filings that it makes with the SEC, ASIC and the ASX, as applicable, in accordance with, and to the extent required by, applicable law. Accordingly, the representations and warranties in the Transaction Agreement and the description of them in this proxy statement/prospectus should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings Bemis and Amcor publicly have filed with the SEC or have otherwise made publicly available, as applicable. Such information can be found in this proxy statement/prospectus and in the reports, statements and filings Bemis and Amcor have publicly filed with the SEC or have otherwise made publicly available, as described in the section entitled "Where You Can Find More Information."

The Transaction

        The Transaction Agreement provides that, if the transaction is approved by Bemis' and Amcor's respective shareholders and the other conditions to closing the transaction are satisfied or waived at the closing of the transaction, (a) pursuant to the scheme, each Amcor Share issued and outstanding will be exchanged for one CDI, representing a beneficial ownership interest (but not legal title) in one New Amcor Share or, at the election of the holder of an Amcor Share, one New Amcor Share, and (b) as promptly as reasonably practicable thereafter, Merger Sub will merge with and into Bemis, with Bemis surviving the merger as a wholly-owned subsidiary of New Amcor, pursuant to which each Bemis Share, other than certain excluded shares, will be converted into the right to receive 5.1 New Amcor Shares. As a result of the transaction, each of Amcor and Bemis will be direct, wholly-owned subsidiaries of New Amcor and the former Amcor and Bemis shareholders will become holders of New Amcor Shares or CDIs. Upon completion of the transaction, the New Amcor Shares will be registered with the SEC

AMCO-148

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

and are expected to be listed and traded on the NYSE under the symbol "AMCR." Following the transaction, the Bemis Shares will be delisted from the NYSE and deregistered under the Exchange Act, and Bemis will no longer be a publicly held company and will cease filing periodic and other reports with the SEC. In addition, Amcor Shares will be delisted from the ASX and Amcor will no longer be a publicly held company in Australia or required to comply with the continuous disclosure requirements under the Australian Act and listing rules of the ASX.

        Subject to the satisfaction or waiver of the conditions to the consummation of the scheme set forth in the Transaction Agreement, the scheme will be implemented in accordance with the terms of the scheme and the deed poll. If Amcor Shareholder Approval is obtained at the scheme meeting and all other conditions to the scheme are satisfied or waived, Amcor will then seek approval of the Court for the scheme. The date on which the scheme is approved by order of the Court pursuant to the Australia Act is referred to as the Sanction Date. The scheme will become effective on the date on which the Court order approving the scheme is filed with ASIC (referred to as the scheme closing). The scheme is expected to close on the Sanction Date or the Business Day following the Sanction Date. The transfer of the Amcor Shares to New Amcor in accordance with the scheme (referred to as the scheme implementation) is expected to occur approximately ten days after the scheme closing. For more information, see the section entitled "—Conditions That Must Be Satisfied or Waived for the Transaction to Occur."

        Subject to the satisfaction or waiver of the conditions to the consummation of the merger set forth in the Transaction Agreement, the closing of the merger will take place as promptly as reasonably practicable following the scheme implementation (and, to the extent reasonably practicable, on the scheme implementation date). At the merger closing, articles of merger satisfying the applicable requirements of the Missouri Code will be duly executed and filed with the Secretary of State of the State of Missouri as provided in the Missouri Code. The articles of merger will specify that the merger will become effective at such time as Amcor and Bemis may mutually agree on the date on which the merger closing occurs or such other time as Amcor and Bemis may mutually agree and specify in the articles of merger. The date and time that the merger becomes effective is referred to herein as the effective time.

        At the effective time, the articles of incorporation and bylaws of Bemis will be amended and restated to be in the form of the articles of incorporation and bylaws, respectively, of Merger Sub, as in effect immediately prior to the effective time (except that all references to Merger Sub will be references to Bemis) and, as so amended and restated, will be the articles of incorporation and bylaws, respectively, of the Bemis until thereafter changed or amended as provided therein or by applicable law.

Governance of New Amcor

        The parties will take all action necessary such that, at and following the effective time, New Amcor's board of directors will consist of eleven directors, eight of whom will be from the existing Amcor board of directors and will be nominated by Amcor and three of whom will be from the existing Bemis board of directors and will be nominated by Bemis. It is the intention of the parties that each member of New Amcor's board of directors as of immediately following the effective time will be nominated for reelection by shareholders at the first annual shareholders meeting of New Amcor following the effective time.

        The parties will take all action necessary such that, at and following the effective time, the initial chairman of New Amcor's board of directors will be Mr. Graeme Liebelt, and the chief executive officer of New Amcor will be Mr. Ronald S. Delia.

        The parties will take all action necessary such that New Amcor's current articles of association will, as of immediately prior to the scheme closing and until amended after the effective time in accordance

AMCO-149

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

with its terms, be amended and restated in the form attached as Annex B to this proxy statement/prospectus.

Transaction Consideration

        At the effective time, each Bemis Share issued and outstanding immediately prior to the effective time (but excluding Bemis Shares held as treasury stock by Bemis or by any of its subsidiaries) will automatically be cancelled and converted into the right to receive 5.1 validly issued, fully-paid and non-assessable New Amcor Shares. From and after the effective time, the holders of Bemis Shares will cease to have any rights with respect to the Bemis Shares except the right to receive the transaction consideration, including cash in lieu of fractional New Amcor Shares, if any, which would be issuable upon surrender of such Bemis Shares.

        At the effective time, all Bemis Shares that are owned by Bemis or any of its direct or indirect wholly-owned subsidiaries will be cancelled and will cease to exist and no consideration will be delivered in exchange for such shares.

        At the effective time, each issued and outstanding share of common stock, $0.01 par value per share, of Merger Sub will be automatically converted into one validly issued, fully paid and non-assessable share of common stock of the surviving corporation and such shares will constitute the only outstanding shares of capital stock of the surviving corporation, and will be held by New Amcor.

        The transaction consideration to be provided for each Bemis Share will be adjusted to provide the holders of Bemis Shares the same economic effect as the Transaction Agreement provides if at any time after the date of the Transaction Agreement and prior to the effective time, any change in the outstanding shares of capital stock of Bemis occurs by reason of any subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities, or other like change.

        No fractional New Amcor Shares will be exchanged for any Bemis Shares or Bemis Equity Awards in connection with the transaction and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of New Amcor. Each holder of Bemis Shares converted pursuant to the transaction who would otherwise have been entitled to receive a fraction of a New Amcor Share will receive, in lieu thereof and upon surrender thereof, cash, without interest, in an amount representing such holder's proportionate interest in the net proceeds from the sale by the exchange agent for the account of all such holders of New Amcor Shares which would otherwise be issued. The sale of such excess shares by the exchange agent will be executed on the NYSE within ten Business Days after the effective time, and the net proceeds credited for any fractional New Amcor Shares will be determined on the average net proceeds per New Amcor Share.

Surrender of Bemis Shares

        Prior to the effective time, New Amcor will appoint a United States bank or trust company or other independent financial institution in the United States reasonably acceptable to Bemis (referred to as the "Exchange Agent") to act as the Exchange Agent in connection with the transaction.

        At or prior to the effective time, New Amcor will issue and deliver to the Exchange Agent a number of New Amcor Shares in book-entry form equal to the aggregate transaction consideration to which holders of Bemis Shares (other than excluded shares) will become entitled, together with any amounts payable in respect of dividends or other distributions on the New Amcor Shares in accordance with Transaction Agreement and any cash payable in lieu of fractional shares.

        Promptly after the effective time, New Amcor will cause the Exchange Agent to mail a letter of transmittal to each holder of record of a certificate representing Bemis Shares (other than excluded shares), or book-entry shares not held through the Depositary Trust Company ("DTC"), exchanged

AMCO-150

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

pursuant to the Transaction Agreement. The letter of transmittal will advise the holder of the effectiveness of the transaction and specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates (or affidavits of loss in lieu of the certificates) or transfer of the book-entry shares to the Exchange Agent and will provide instructions for use in effecting the surrender of certificates or transfer of book entry shares in exchange for the transaction consideration, including the fractional share consideration (if any) and any dividends or distributions to which the holder has the right to receive pursuant to the Transaction Agreement.

        Upon surrender to the Exchange Agent of a certificate (or affidavit of loss) or upon the transfer of book-entry shares not held through DTC, the holder of eligible Bemis Shares will receive the number of New Amcor Shares (in certificates or evidence of shares in book-entry form, as applicable) in respect of the aggregate transaction consideration that such holder is entitled to receive pursuant to the Transaction Agreement (after taking into account all eligible Bemis Shares then held by such holder), any cash in respect of any dividends or other distributions which the holder has the right to receive pursuant to the Transaction Agreement, and, as and when available, any fractional share consideration which such holder has the right to receive. Surrendered certificates will be cancelled and no interest will be paid or accrue on any cash.

        Holders of Bemis Shares that are not registered in Bemis' transfer record will not be entitled to receive the transaction consideration unless and until the certificate formerly representing such shares is presented to the Exchange Agent, along with documents evidencing such transfer and the payment of applicable transfer taxes.

        If any New Amcor Shares are to be delivered to a person other than the holder in whose name any Bemis Shares are registered, the person requesting such delivery must pay any required transfer or other taxes, or must establish to New Amcor or the Exchange Agent that such taxes have been paid or are not applicable.

        At the effective time, the stock transfer books of Bemis will be closed and thereafter there will be no further registration of transfers of Bemis Shares on the records of Bemis. From and after the effective time, the holders of certificates outstanding immediately prior to the effective time will cease to have any rights with respect to such Bemis Shares except as otherwise provided for in the Transaction Agreement or by applicable law. If, after the effective time, certificates or book-entry shares are presented to New Amcor for any reason, they will be cancelled and exchanged as provided in the Transaction Agreement.

        At any time following the 12-month anniversary of the effective time, New Amcor will be entitled to require the Exchange Agent to deliver to New Amcor any funds (including any interest received with respect thereto) or New Amcor Shares remaining in the Exchange Fund that have not been disbursed to holders of certificates or book-entry shares, and thereafter such holders will be entitled to look only to New Amcor (subject to abandoned property, escheat or other similar laws) as general creditors thereof with respect to the applicable transaction consideration, including any dividends or other distributions on New Amcor Shares and any fractional share consideration, payable upon due surrender of their certificates or book-entry shares, without any interest thereon.

        If any certificate representing Bemis Shares has been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the person claiming the loss, theft or destruction of such certificate (and, if required by New Amcor, the posting by such person of a bond in a reasonable amount as indemnity against any claim that may be made against it with respect to such certificate) the Exchange Agent will issue to such holder the transaction consideration plus any cash in lieu of a fractional share, any dividends and other distributions such holder has the right to receive pursuant to the terms of the Transaction Agreement.

AMCO-151

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        No dividends or other distributions with respect to New Amcor Shares with a record date after the effective time will be paid to the holder of any unsurrendered certificate or book-entry share with respect to the New Amcor Shares issuable under the Transaction Agreement. Following the surrender of any such certificated or book-entry share (or affidavit of loss in lieu thereof), the holder will be paid, without interest, (i) the amount of dividends and other distributions with a record date and payment date after the effective time but prior to such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such New Amcor Shares.

        Amcor, Bemis and New Amcor are entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the transaction consideration any amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or non-U.S. law. To the extent that amounts are so withheld and timely remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made. Amcor, Bemis and New Amcor will use commercially reasonable efforts to provide such forms or other information reasonably requested by other parties that are reasonably necessary to establish any exemption from or reduction of withholding taxes.

Treatment of Bemis Equity Awards

        Pursuant to the Bemis Incentive Plan, all outstanding and unvested Bemis Equity Awards will vest (with Bemis PSUs vesting assuming target level of performance has been achieved) as of the effective time.

        Bemis RSUs.    As of the effective time, each Bemis RSU outstanding immediately prior to the effective time will be cancelled in exchange for (i) a number of New Amcor Shares determined by multiplying the number of Bemis Shares subject to such Bemis RSU immediately prior to the effective time by the exchange ratio, (ii) any fractional share consideration payable in cash with respect thereto, and (iii) with respect to any Bemis RSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

        Bemis PSUs.    As of the effective time, each Bemis PSU outstanding immediately prior to the effective time will be cancelled in exchange for (i) a number of New Amcor Shares determined by multiplying the number of Bemis Shares subject to such Bemis PSU immediately prior to the effective time (assuming the target level of performance has been achieved) by the exchange ratio, (ii) any fractional share consideration payable in cash with respect thereto, and (iii) with respect to any Bemis PSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

        Bemis Cash-Settled RSUs.    As of the effective time, each Bemis Cash-Settled RSU outstanding immediately prior to the effective time will be cancelled in exchange for an amount in cash equal to the sum of (i) the product of (A) the number of Bemis Shares subject to such Bemis Cash-Settled RSU immediately prior to the effective time multiplied by (B) the exchange ratio multiplied by (C) the weighted average price of New Amcor Shares on the three trading dates before settlement of Bemis RSUs or Bemis PSUs and (ii) with respect to any Bemis Cash-Settled RSU that provides for the right to receive dividend equivalents paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

AMCO-152

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Representations and Warranties in the Transaction Agreement

        The Transaction Agreement contains a number of representations and warranties made by Amcor and Bemis that are subject in some cases to exceptions and qualifications (including exceptions for inaccuracies that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions to inaccuracies that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making such representations and warranties). See the section entitled "—Definition of Material Adverse Effect" for a description of the definition of material adverse effect. These representations and warranties are also qualified by information filed prior to the date of the Transaction Agreement by Bemis with the SEC or filed or disclosed by Amcor with ASIC or to the ASX and by information in the disclosure letters delivered in connection with the Transaction Agreement.

        None of the representations and warranties contained in the Transaction Agreement or in any schedule, instrument or other document delivered pursuant to the Transaction Agreement survive the effective time.

Reciprocal representations and warranties

        Each of Amcor and Bemis makes representations and warranties in the Transaction Agreement relating to, among other things:

  •
  qualification, organization, good standing and corporate or other organizational power;

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  capitalization or share capital, including equity awards;

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  authority with respect to the execution and delivery of the Transaction Agreement, and the due and valid execution and delivery and enforceability of the Transaction Agreement;

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  required regulatory filings and consents and approvals of governmental entities and third parties;

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  absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws;

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  accuracy of SEC reports, with respect to Bemis, or ASIC or ASX documents, with respect to Amcor;

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  fair presentation and GAAP compliance with respect to Bemis' financial statements, and fair presentation and AAS compliance with respect to Amcor's financial statements

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  internal controls and disclosure controls and procedures;

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  absence of undisclosed liabilities and off-balance-sheet arrangements;

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  compliance with laws, court orders and permits;

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  environmental laws;

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  absence of changes or events since December 31, 2017 that have had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party;

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  absence of certain investigations and litigation;

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  tax matters;

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  shareholder votes required for the Bemis Shareholder Approval or the Amcor Shareholder Approval, as applicable, and the inapplicability of anti-takeover statutes;

  •
  fees payable to financial finders or brokers in connection with the transaction;

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  compliance with anti-corruption laws, including the U.S. Foreign Corrupt Practices Act with respect to Bemis;

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  sanctions matters;

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  export and import matters; and

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  the absence of other representations or warranties made outside of the Transaction Agreement.

Representations and warranties only made by Bemis

        Bemis also makes representations and warranties in the Transaction Agreement relating to, among other things:

  •
  matters related to employee benefit plans and ERISA compliance;

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  conduct of business in the ordinary course from December 31, 2017 through the date of the Transaction Agreement and the absence of certain actions during such time period that would have constituted a material breach of the Transaction Agreement had such action been taken after the execution of the Transaction Agreement without the prior written consent of Amcor;

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  labor matters;

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  intellectual property matters;

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  real property matters;

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  receipt of an opinion from Goldman Sachs as to the fairness of the exchange ratio, from a financial point of view, to the Bemis shareholders;

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  material contracts; and

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  insurance matters.

Representations and warranties only made by Amcor

        Amcor also makes representations and warranties in the Transaction Agreement relating to, among other things, its ownership of equity interests of Bemis or its subsidiaries.

Definition of Material Adverse Effect

        Certain of the representations and warranties in the Transaction Agreement made by Bemis or Amcor are subject to materiality or material adverse effect qualifications (i.e., they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

        Under the Transaction Agreement, a material adverse effect with respect to a person (i.e., Amcor or Bemis) is generally defined as any change, effect, development, circumstance, condition, state of facts, event or occurrence ("Effect") (i) that would prevent or materially impair, in the case of Bemis, the ability of Bemis and its subsidiaries to consummate the merger, and in the case of Amcor, the ability of Amcor, New Amcor or Merger Sub to consummate the scheme or the merger, in each case, prior to the end date (as the same may be extended), or (ii) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of such person and its subsidiaries, taken as a whole, except for any Effect to the extent resulting or arising from any of the following, either alone or in combination (which will not be deemed to constitute a material adverse effect and will be

AMCO-154

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

taken into account when determining whether a material adverse effect exists or has occurred or would reasonably be expected to exist or occur):

  •
  any changes global, national or regional economic conditions, including any changes generally affecting financial, credit or capital market conditions;

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  conditions (or changes therein) in any industry or industries in which such person or any of its subsidiaries operates (including changes in commodity prices or general market prices affecting the chemical or packaging industries generally);

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  general legal, tax, economic, political and/or regulatory conditions (or changes therein);

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  any change or prospective changes in GAAP or AAS or the interpretation thereof;

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  any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of and by any governmental entity (including with respect to taxes);

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  the execution and delivery of the Transaction Agreement (and the deed poll, in the case of Amcor) or the negotiation, public announcement, pendency or consummation of the transaction or compliance with the terms of the Transaction Agreement (and the deed poll, in the case of Amcor), including any transaction litigation and including any actual or potential loss or impairment after the date hereof of any contract or business relationship to the extent arising as a result thereof (it being understood that this bullet will not apply with respect to any representation or warranty contained in the Transaction Agreement (or the deed poll, in the case of Amcor) to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Transaction Agreement (or the deed poll, in the case of Amcor) or the consummation of the transaction or the compliance with the terms of the Transaction Agreement (or the deed poll, in the case of Amcor));

  •
  any change in the price or trading volume of the shares of such person, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of "material adverse effect" may be taken into account);

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  any failure by such person to meet, or any change in, any internal or published projections, estimates or expectations of such person's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of "material adverse effect" may be taken into account);

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  Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Transaction Agreement;

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  any action taken at the request of the other party in writing;

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  any reduction in the credit rating or credit rating outlook of such person or its subsidiaries or any increase in credit default swap spreads with respect to indebtedness of such person or its subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of "material adverse effect" may be taken into account); or

AMCO-155

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  effects arising out of any conversion or reconciliation between AAS and GAAP undertaken in connection with the transaction;

except, in the case of bullets one through five and nine, to the extent such party and its subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which such party and its subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect).

Covenants Regarding Conduct of Business

        Each of Bemis and Amcor has agreed to be bound by certain covenants in the Transaction Agreement restricting the conduct of their respective businesses between the date of the Transaction Agreement and the earlier of the effective time and the termination of the Transaction Agreement in accordance with its terms.

Conduct of Business by Bemis

        In general, except as expressly contemplated or expressly required by the Transaction Agreement, as required by applicable law, or as consented to in writing by Amcor (which consent may not be unreasonably withheld, delayed or conditioned), Bemis has agreed to, and to cause each of its subsidiaries to, conduct its business in the ordinary course of business, including by using reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with governmental entities and with customers, suppliers and other persons with whom it and they have material business relations.

        In addition to these agreements regarding the conduct of business generally, except as expressly contemplated or expressly required by the Transaction Agreement, as required by applicable law, or as consented to in writing by Amcor (which consent may not be unreasonably withheld, delayed or conditioned), Bemis has agreed not to, and to cause each of its subsidiaries not to:

  •
  amend the governing documents of Bemis or any of its subsidiaries;

  •
  split, combine, reduce or reclassify any of its issued or unissued capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for any such transaction by a wholly-owned subsidiary of Bemis which remains a wholly-owned subsidiary of Bemis after consummation of such transaction;

  •
  declare, determine to be paid, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests, except for (1) any dividends or distributions paid by a direct or indirect wholly-owned subsidiary of Bemis to another direct or indirect wholly-owned subsidiary of Bemis or to Bemis or (2) Bemis' regular quarterly cash dividend with record and payment dates consistent with the quarterly record and corresponding payment dates in 2017 and in an amount per Bemis Share per quarter not to exceed $0.31 with respect to 2018 quarterly dividends, $0.32 with respect to 2019 quarterly dividends, and $0.33 with respect to 2020 quarterly dividends;

  •
  enter into any agreement with respect to the voting of its capital stock or other equity interests;

  •
  purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (other than (1) pursuant to the forfeiture of, cashless exercise, or withholding of taxes with respect to, Bemis Equity Awards, in each case in accordance with past practice and as required or permitted by the terms of the Bemis equity

AMCO-156

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    plan as in effect on the date of the Transaction Agreement (or as modified after the date of the Transaction Agreement in accordance with the terms of the Transaction Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of capital stock or other equity interests of any wholly-owned Bemis subsidiary by Bemis or any other wholly-owned Bemis subsidiary);

  •
  authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

  •
  except as required by applicable law or the terms and conditions of any Bemis benefit plan in effect as of the date of the Transaction Agreement and set forth in the Bemis disclosure letter:

  •
  grant any non-equity based long-term incentive awards;

  •
  amend, modify or establish any Bemis benefit plan;

  •
  modify or increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors other than (except in the case of executive officers and directors) in the ordinary course of business;

  •
  pay or award, or commit to pay or award, any bonuses or incentive compensation;

  •
  establish, adopt, enter into, amend or terminate any collective bargaining agreement or other contract with any labor union, works council or other labor organization or Bemis benefit plan or any benefit or compensation plan, program, policy, scheme, agreement or arrangement that would be a Bemis benefit plan if in effect as of the date hereof, except as otherwise permitted by the Transaction Agreement or any amendments or terminations in the ordinary course of business that do not contravene other covenants set forth in the Transaction Agreement or materially increase the cost to Bemis, in the aggregate, of maintaining such Bemis benefit plan;

  •
  take any action to accelerate the vesting, payment or funding of any payment or benefit payable or to become payable to any of its directors, officers, employees or individual independent contractors;

  •
  terminate the employment of any senior officer of Bemis, other than for cause;

  •
  hire any officer, employee or individual independent contractor having total target annual cash compensation of more than $250,000, or any senior officer of Bemis; or

  •
  implement or announce any employee layoffs (other than for cause or in the ordinary course of business) or location closings;

  •
  make any material change in financial accounting policies, principles, practices or procedures or any methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

  •
  authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of any business, whether by merger, consolidation, purchase of property or assets, joint venture, licenses or otherwise, except for such transactions for consideration (including the assumption of liabilities) that does not exceed (when taken together with all other such transactions) $10 million in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither Bemis nor any of its subsidiaries may enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the transaction contemplated by the Transaction Agreement;

AMCO-157

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  enter into any new line of business other than any line of business that is reasonably ancillary to or a reasonably foreseeable extension of any line of business engaged in by Bemis as of the date of the Transaction Agreement;

  •
  issue, deliver, grant, sell, transfer, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, transfer, pledge, disposition or encumbrance of, any shares of capital stock, voting securities or other equity interests in Bemis or any its subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interests, or any rights, warrants or options to acquire any such shares of its capital stock, voting securities or equity interests or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Bemis Equity Award under any existing Bemis equity plan (except as otherwise required by the express terms of any Bemis Equity Award as in effect on the date of the Transaction Agreement), other than issuances of Bemis Shares in respect of the settlement of Bemis Equity Awards outstanding on the date of the Transaction Agreement and in accordance with their respective terms as in effect on the date of the Transaction Agreement, or transactions between Bemis and a wholly-owned subsidiary of Bemis or between wholly-owned subsidiaries of Bemis;

  •
  create, incur, assume or otherwise become liable with respect to any indebtedness (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (i) indebtedness solely between Bemis and a wholly-owned subsidiary of Bemis or between wholly-owned subsidiaries of Bemis in the ordinary course of business, (ii) borrowings by Bemis or any of its subsidiaries in the ordinary course of business under Bemis' existing credit agreement and guarantees of such borrowings issued by the subsidiaries of Bemis to the extent required under the terms of such credit agreement as in effect on the date of the Transaction Agreement and (iii) in connection with letters of credit issued in the ordinary course of business;

  •
  make any loans, advances or capital contributions to, or investments in, any other person (other than Bemis or any wholly-owned subsidiary of Bemis), in each case, other than in the ordinary course of business;

  •
  sell, lease, license, transfer, exchange, swap, let lapse, cancel, pledge, abandon or otherwise dispose of, or subject to any lien (other than certain permitted liens), any properties or assets (including shares of capital stock or other equity interests of Bemis or any of its subsidiaries and including intellectual property), except (i) in the case of liens, as required in connection with any indebtedness permitted to be incurred pursuant to the Transaction Agreement, (ii) sales of inventory, or dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (iii) non-exclusive licenses of non-material intellectual property in the ordinary course of business, (iv) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds (when taken together with all other such transactions) $500,000 in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such transaction), and (v) for transactions among Bemis and its wholly-owned subsidiaries or among its wholly-owned subsidiaries;

  •
  without limiting Bemis' ability to take action pursuant to the Transaction Agreement with respect to transaction litigation, settle, or offer or propose to settle, any proceeding involving or against Bemis or any of its subsidiaries, other than ordinary course disputes with vendors, customers or employees in which no litigation or arbitration commences, and settlements or compromises of any proceeding where the amount paid in an individual settlement or compromise by Bemis (and not including any amount paid by Bemis' third-party insurance carriers or third parties) does not exceed an agreed-upon amount and there is no material non-monetary relief;

AMCO-158

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  make or change any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to taxes that involves a material amount of taxes, enter into any "closing agreement" with respect to any material tax, surrender any right to claim a material tax refund, or take any action that would require the filing of a "gain recognition agreement" by Bemis or its subsidiaries;

  •
  make or commit to any new capital expenditure, other than in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by third party insurance or if the portion of which that is not covered by insurance is less than $10 million) or in the ordinary course of business and in the aggregate not in excess of the amounts reflected in Bemis' capital expenditure budget for each of 2018 and 2019;

  •
  except in the ordinary course of business or with respect to matters that are expressly permitted by the Transaction Agreement, enter into any contract that would, if entered into prior to the date of the Transaction Agreement, be a material contract, or modify, amend or terminate any of Bemis' material contracts or waive, release or assign any material rights, benefits or claims thereunder; or

  •
  agree resolve or commit, in writing or otherwise, to take any of the foregoing actions.

Conduct of Business by Amcor

        In addition, except as expressly contemplated or expressly required by the Transaction Agreement, as required by applicable law, or as consented to in writing by Bemis (which consent may not be unreasonably withheld, delayed or conditioned), Amcor, New Amcor and Merger Sub have agreed not to, and to cause each subsidiary of Amcor not to:

  •
  amend the governing documents of Amcor, New Amcor or Merger Sub (other than amending the memorandum of association and articles of association of New Amcor as described in "—Governance of New Amcor") in any manner that would prevent, delay or impair the consummation of the merger or the scheme or adversely affect the rights of Bemis shareholders;

  •
  declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock or other equity interests, except for (1) any dividends or distributions paid by a direct or indirect wholly-owned subsidiary of Amcor to another direct or indirect wholly-owned subsidiary of Amcor or to Amcor, (2) semiannual cash dividends on the Amcor Shares consistent with past practice (including increases in the amount of such dividends consistent with past practice) and (3) cash dividends on the Amcor Shares as are necessary to pro-rate the normal semiannual cash dividend for a three month period if the effective time would occur prior to the record date for the payment of such normal semiannual cash dividend for the six month period in which such three month period occurs but after the payment (in such six-month period) of a normal quarterly cash dividend on the Bemis Shares;

  •
  split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its capital stock or other equity interests, except for any such transaction by a wholly-owned subsidiary of Amcor that remains a wholly-owned subsidiary of Amcor after consummation of such transaction;

  •
  acquire another business, whether by merger, consolidation, purchase of property or assets, joint venture, licenses or otherwise, or merge or consolidate with any other person or enter into any binding share exchange, business combination or similar transaction with another person or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the merger or the scheme;

AMCO-159

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of capital stock, voting securities or other equity interests in Amcor or New Amcor or any securities convertible into or exchangeable for any such shares, voting securities or equity interests, or any rights, warrants or options to acquire any such shares of the capital stock, voting securities or equity interests of Amcor or New Amcor, other than (i) issuances of Amcor Shares in respect of the settlement of Amcor equity awards and grants of Amcor equity awards or other equity and equity-linked awards to employees, directors and officers of Amcor or the subsidiaries of Amcor, (ii) transactions between Amcor and a wholly-owned subsidiary of Amcor or between wholly-owned subsidiaries of Amcor, or (iii) issuances of Amcor Shares having a value at the time of issuance of no more than $500 million (in the aggregate for all such issuances) as consideration in connection with any merger, consolidation or acquisition of the stock or assets of any other person; or

  •
  agree resolve or commit, in writing or otherwise, to take any of the foregoing actions.

Non-Solicitation

        The Transaction Agreement contains provisions outlining the circumstances in which Amcor and Bemis may solicit, encourage, facilitate or respond to potential Competing Proposals (defined below) or inquiries by third parties.

        Under these reciprocal (except as noted below) provisions, each of Amcor and Bemis has agreed that, except as expressly provided by the Transaction Agreement, it will not, and it will cause its directors, officers and employees not to, and it will use reasonable best efforts to cause its third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives not to, directly or indirectly:

  •
  initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer, that constitutes, or would reasonably be expected to lead to, any Competing Proposal;

  •
  engage or otherwise participate in any discussions or negotiations with any third party relating to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal;

  •
  provide any non-public information or data to any individual or entity in connection with, related to or in contemplation of any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal;

  •
  amend, grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of its equity securities or equity securities of any of its subsidiaries, unless its board of directors determines after considering advice from outside legal counsel that the failure to amend, waive, release or fail to enforce such provision would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

  •
  in the case of Bemis only, approve any individual or entity becoming an "interested shareholder" under Section 351.459 of the Missouri Code;

  •
  in the case of Amcor only, consent to or agree that takeover offers and accompanying documents be sent earlier under section 633(6) of the Australian Act;

  •
  enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal (other than a Competing Proposal NDA); or

AMCO-160

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  make an Adverse Recommendation Change.

        The Transaction Agreement also requires each of Amcor and Bemis to, and cause its directors, officers and employees to, and use reasonable best efforts to cause its third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted heretofore with respect to any Competing Proposal, or proposal or offer that would reasonably be expected to lead to a Competing Proposal. Furthermore, the Transaction Agreement requires each of Amcor and Bemis to, within 24 hours from the date of the Transaction Agreement, request from each person (and such person's representatives) that has executed a confidentiality agreement in connection with its consideration of making a Competing Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning such party or any of its subsidiaries and will, within 24 hours from the date of the Transaction Agreement, terminate all physical and electronic data access previously granted to each such person or entity.

        Prior to the receipt of the Amcor Shareholder Approval, in the case of Amcor, or prior to the receipt of the Bemis Shareholder Approval, in the case of Bemis, either party may, in response to a bona fide written Competing Proposal made after the date of the Transaction Agreement that did not result from a breach of the non-solicitation provisions of the Transaction Agreement, (i) contact the person who made such Competing Proposal and its representatives solely to (x) clarify the terms and conditions thereof or (y) inform such person of the existence of the non-solicitation provisions of the Transaction Agreement; (ii) provide access to information regarding such party or any of its subsidiaries in response to a request therefor to the person who made such Competing Proposal and such person's representatives (provided that such information has previously been, or is promptly (in no event later than 24 hours), made available to the other party and that, prior to furnishing any such non-public information, such party receives from the person making such Competing Proposal an executed confidentiality agreement containing terms at least as restrictive in all material respects on such person with respect to confidentiality as the confidentiality agreement between Amcor and Bemis (a "Competing Proposal NDA"); and (iii) participate in discussions or negotiations with any such person and its representatives regarding such Competing Proposal, if, and only if, prior to taking any action described in (ii) or (iii) above, such party's board of directors determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation that (A) the failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable law and (B) such Competing Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal.

        Each of Amcor and Bemis, as applicable, is required to notify the other promptly but in any event no later than 24 hours after (a) receipt of any Competing Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to a Competing Proposal, (b) receipt of any request for non-public information relating to it or any of its subsidiaries from any person who has made or is reasonably likely to be seeking to make a Competing Proposal, or (c) any discussions or negotiations with respect to a Competing Proposal sought to be initiated or continued by any person with it, its subsidiaries or any of their respective representatives. Such notice will indicate the name of such person and the material terms and conditions (including price) of any such proposal, offer or request (including any proposed agreement). Each of Amcor and Bemis, as applicable, is also required to keep the other party informed, on a reasonably current basis, of the status and material terms of any such proposals, offers or requests (including any amendments thereto) and the status of any such discussions or negotiations. Amcor and Bemis each also agree that it and each of its respective subsidiaries will not enter into any agreement that prohibits it from providing any information to the other party in accordance with, or otherwise complying with, the non-solicitation provisions of the Transaction Agreement.

AMCO-161

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        For purposes of this proxy statement/prospectus:

  •
  "Adverse Recommendation Change" means:

  •
  with respect to either Amcor or Bemis: (a) failure to make, withdraw or modify in a manner adverse to the other party, or publicly propose to fail to make, withdraw or modify in a manner adverse to the party, its Board Recommendation or (b) recommendation, adoption or approval or public proposal to recommend, adopt or approve a Competing Proposal;

  •
  only with respect to Amcor: (a) failure to include its Board Recommendation in the scheme booklet or (b) failure to reaffirm, by way of an ASX announcement, its Board Recommendation by the close of business on the 10th Business Day after the commencement of a Competing Proposal pursuant to a publicly announced takeover bid under Australian laws; and

  •
  only with respect to Bemis: (a) failure to include its Board Recommendation in the proxy statement or (b) failure to reaffirm its Board Recommendation in a statement complying with Rule 14e-2(a) under the Exchange Act with regard to a Competing Proposal or in connection with such action by the close of business on the 10th Business Day after the commencement of such Competing Proposal under Rule 14e-2(a).

  •
  "Board Recommendation" means, with respect to Bemis, the recommendation by Bemis' board of directors to the shareholders of Bemis that they approve the Transaction Agreement, and with respect to Amcor, the recommendation by Amcor's board of directors to the shareholders of Amcor that they vote in favor of the scheme.

  •
  "Business Day" refers to any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by law to be closed in New York, New York, Jefferson City, Missouri, or Melbourne, Australia.

  •
  "Competing Proposal" means, other than the transaction, any offer or proposal from any person or group of persons, other than, in the case of Bemis, Amcor and its subsidiaries, or in the case of Amcor, New Amcor and its subsidiaries, relating to (a) any direct or indirect acquisition or purchase of 20% or more of the consolidated assets of Bemis or Amcor, as applicable, and its subsidiaries or 20% or more of any class of equity or voting securities of Bemis or Amcor, as applicable, in each case, by such person or group of persons, (b) any tender offer (including a self-tender offer) or exchange offer, in the case of Bemis, or any takeover bid, in the case of Amcor, that, in each case, if completed, would result in such person or group of persons (or their shareholders) beneficially owning 20% or more of any class of equity or voting securities of Bemis or Amcor, as applicable, or (c) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Bemis or Amcor, as applicable, or any of its subsidiaries that would result in such person or group of persons beneficially owning 20% or more of the consolidated assets of Bemis or Amcor, as applicable, and its subsidiaries or 20% or more of any class of equity or voting securities of Bemis or Amcor, as applicable.

Board Change of Recommendation

        Fiduciary Exception.    Prior to the receipt of the Amcor Shareholder Approval, in the case of Amcor, or prior to the receipt of the Bemis Shareholder Approval, in the case of Bemis, each party's board of directors may, subject to complying with certain obligations described below:

  •
  in connection with a Competing Proposal (subject to complying with the non-solicitation provisions of the Transaction Agreement), (A) make an Adverse Recommendation Change

AMCO-162

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    and/or (B) terminate the Transaction Agreement in order to concurrently enter into a definitive agreement for a Superior Proposal, in either case if the Competing Proposal is not withdrawn and such party's board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, that such Competing Proposal constitutes a Superior Proposal; or

  •
  other than in connection with a Competing Proposal, make an Adverse Recommendation Change if there is an Intervening Event.

        In each case, prior to taking any such action, such party's board of directors must determine in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account any proposal by the other party to amend the terms of the Transaction Agreement and the transaction, that the failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable law.

        For purposes of this proxy statement/prospectus:

  •
  "Intervening Event" means, with respect to either Amcor or Bemis, a material event, development, circumstance, occurrence or change in circumstances or facts (including any material change in probability or magnitude of circumstances) that was not known to such party's board of directors on the date of the Transaction Agreement (or if known, the consequences of which were not known on the date of the Transaction Agreement).

  •
  "Superior Proposal" means a bona fide written Competing Proposal that did not result from a breach of the non-solicitation provisions of the Transaction Agreement (with references to 20% being deemed to be replaced with references to 50%), which the board of directors of Bemis or Amcor, as applicable, determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation to be (a) more favorable to the shareholders of Bemis or Amcor, as applicable, from a financial point of view than the transaction and (b) reasonably capable of being completed as proposed, in each case, taking into account all financial, legal, regulatory and other aspects of the Transaction Agreement and the transaction (including any changes to the terms of the Transaction Agreement and the transaction proposed by Amcor or Bemis, as applicable, in response to such Competing Proposal or otherwise) and such Competing Proposal.

        Last Look.    Notwithstanding the above, each party's board of directors may not make an Adverse Recommendation Change or terminate the Transaction Agreement in order to concurrently enter into a definitive agreement for a Superior Proposal, unless, prior to taking such action:

  •
  such party notifies the other party in writing of its intention to do so at least four Business Days before taking such action, which such notification attaches, in the case of an Adverse Recommendation Change in response to a Superior Proposal or termination of the Transaction Agreement in order to concurrently enter into a definitive agreement for a Superior Proposal, any proposed draft agreements (including financing arrangements and other ancillary agreements) in such party's or its or its representatives' possession and other material definitive documentation relating to such Competing Proposal in such party's or its or its representatives' possession and the identity of the person making the Competing Proposal, or, in the case of an Adverse Recommendation Change in response to an Intervening Event, a reasonably detailed description of the facts relating to such Adverse Recommendation Change;

  •
  during such four Business Day period, if requested by the other party, such party and its representatives discuss and negotiate in good faith with the other party and its representatives regarding any proposal by such other party to amend the terms of the Transaction Agreement and the transaction in response to such Superior Proposal or other potential Adverse Recommendation Change, as applicable; and

AMCO-163

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  after such four Business Day period, such party's board of directors determines in good faith, after considering advice from outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account any proposal by the other party to amend the terms of the Transaction Agreement and the transaction made during such period, that (i) in the case of an Adverse Recommendation Change in response to a Superior Proposal or termination of the Transaction Agreement in order to concurrently enter into a definitive agreement for a Superior Proposal, such Competing Proposal continues to constitute a Superior Proposal and (ii) in any case, the failure to take such action would continue to reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

        In the event of any amendment to the financial or other material terms of any such Superior Proposal, the party that received the Superior Proposal is required to deliver a new written notice to the other party and to comply with the requirements of the Transaction Agreement with respect to such new written notice (except that such negotiation period will be for three Business Days).

Shareholder Meetings

        Under the terms of the Transaction Agreement, the parties have agreed to cooperate and use their reasonable best efforts to cause that, the date and time of the Bemis Special Meeting and the scheme meeting will be coordinated such that they occur within a single period of 24 consecutive hours, and in any event as close in time as possible.

Bemis Special Meeting

        Bemis has agreed to, in accordance with applicable law and its organizational documents, cause the Bemis Special Meeting to be duly called and held as promptly as reasonably practicable after clearance of this proxy statement/prospectus by the SEC for the purpose of obtaining Bemis Shareholder Approval. Bemis will, through Bemis' board of directors, make Bemis' Board Recommendation, include such Bemis Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Bemis Shareholder Approval.

        Bemis will have the right, following consultation with Amcor, to make one or more successive postponements, adjournments or other delays of the Bemis Special Meeting of not more than 15 days individually (i) if, on a date for which the Bemis Special Meeting is scheduled, Bemis has not received proxies representing a sufficient number of Bemis Shares to obtain the Bemis Shareholder Approval, (ii) if insufficient Bemis Shares would be represented at the Bemis Special Meeting to constitute a quorum necessary to conduct the business of the Bemis Special Meeting, (iii) if such adjournment, postponement or delay is reasonably determined to be required by applicable law, including to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided or made available to Bemis shareholders or to permit dissemination of information which is material to the Bemis shareholders voting at the Bemis Special Meeting and to give Bemis shareholders sufficient time to evaluate any such supplement or amendment or other information, or (iv) if the scheme meeting has been adjourned or postponed by Amcor, to the extent necessary to enable the Bemis Special Meeting and the scheme meeting to be held within a single period of 24 consecutive hours. Other than pursuant to section (iii) or (iv) of the prior sentence or with the prior written consent of Amcor, the Bemis Special Meeting may not be adjourned or postponed to a date that is, in the aggregate, more than 60 days after the date for which the Bemis Special Meeting was originally scheduled.

        Unless the Transaction Agreement is terminated, Bemis' obligations to cause the Bemis Special Meeting to be duly called and held will not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to Bemis of any Competing Proposal or the making of any Adverse Recommendation Change by Bemis.

AMCO-164

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Scheme Meeting

        Amcor has agreed to, in accordance with applicable law and as promptly as reasonably practicable, apply for an order of the Court pursuant to the Australian Act directing Amcor to convene the scheme meeting and, as soon as reasonably practicable after such order is made by the Court, request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the scheme in accordance with the Australian Act, and cause the scheme meeting to be duly called and held in accordance with such order of the Court and as promptly as reasonably practicable following the mailing of the Scheme Booklet (as approved by the Court) for the purposes of obtaining Amcor Shareholder Approval. Amcor will, through Amcor's board of directors, make the Amcor Board Recommendation, include such Amcor Board Recommendation in the Scheme Booklet and solicit and use its reasonable best efforts to obtain the Amcor Shareholder Approval.

        Amcor will have the right, following consultation with Bemis, to make one or more successive postponements, adjournments or other delays of the scheme meeting of not more than 15 days individually (i) if, on a date for which the scheme meeting is scheduled, Amcor has not received proxies representing a sufficient number of Amcor Shares to obtain Amcor Shareholder Approval, (ii) if such adjournment, postponement or delay is reasonably determined to be (A) required by applicable law, including to the extent necessary to ensure that any required supplement or amendment to the Scheme Booklet is provided or made available to Amcor shareholders or to permit dissemination of information which is material to the Amcor shareholders voting at the scheme meeting and to give Amcor shareholders sufficient time to evaluate any such supplement or amendment or other information, or (B) necessary or advisable in the event that one or more of the required governmental consents under antitrust laws required to be obtained as a condition to the Scheme and the status of which would be material to Amcor shareholders voting at the scheme meeting has not be obtained at such time, (iii) if insufficient Amcor Shares would be represented at the scheme meeting to constitute a quorum necessary to conduct the business of the scheme meeting, or (iv) if the Bemis Special Meeting has been adjourned or postponed by Bemis, to the extent necessary to enable the Bemis Special Meeting and the scheme meeting to be held within a single period of 24 consecutive hours. Other than pursuant to section (ii) or (iv) of the prior sentence or with the prior written consent of Bemis, the scheme meeting may not be adjourned or postponed to a date that is, in the aggregate, more than 60 days after the date for which the scheme meeting was originally scheduled.

        Unless the Transaction Agreement is terminated, Amcor's obligations to cause the scheme meeting to be duly called and held will not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to Amcor of any Competing Proposal or the making of any Adverse Recommendation Change by Amcor.

Efforts to Obtain Required Approvals

        Subject to the terms and conditions of the Transaction Agreement, each of Amcor and Bemis has agreed to cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under the Transaction Agreement to consummate and make effective the transaction as promptly as reasonably practicable.

        In particular, each of the parties has agreed to:

  •
  prepare and file as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable after the date of the Transaction Agreement the notifications, filings and other information required to be filed under the HSR Act and any applicable foreign antitrust laws with respect to the transaction) in order to consummate the transaction;

AMCO-165

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  to obtain as promptly as reasonably practicable (and in any event prior to the end date) all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any governmental entity and any third party in order to consummate the transaction; and

  •
  use its reasonable best efforts to resolve as promptly as reasonably practicable (and in any event prior to the end date) such objections, if any, as may be asserted by any governmental entity in connection with the HSR Act or any other applicable laws with respect to the transaction.

        Amcor, acting reasonably and after having consulted with and considering in good faith the views of Bemis, will have the right to lead all communications and strategy (both substantive and procedural) with respect to obtaining the required approvals or clearances under the HSR Act and other antitrust laws.

        Notwithstanding the forgoing, Amcor will not be required to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (i) requires the divestiture of any assets of any of Amcor or Bemis, or any of their respective subsidiaries, or (ii) limits Amcor's or Bemis' (or any of their respective subsidiaries') freedom of action with respect to, or its or their ability to retain, their respective businesses or any portion thereof (each of clauses (i) and (ii), a "Restriction"); provided, however, that Amcor will take such actions, including agreeing to divestitures or accepting any other Restriction, involving Amcor's or any of its subsidiaries' or Bemis' or any of its subsidiaries' assets or businesses or products or product lines that generated, in the aggregate, net sales of no more than $400 million during the twelve-month period ended December 31, 2017, if necessary to obtain any requisite consents, registrations, approvals, permits, expirations of waiting periods and authorizations required to be obtained from any governmental entity.

        Further, Amcor will be permitted to (A) engage in discussions or negotiations with any applicable governmental entity regarding the requirement, scope or terms of such divestiture or other Restriction, or (B) engage in litigation (including any appeals) with any governmental entity relating to the matters contemplated herein; provided, that in exercising the foregoing rights in clauses (A) and (B), Amcor must act reasonably and as promptly as reasonably practicable and in a manner that would not reasonably be expected to delay the consummation of the transaction beyond the end date, and, prior to taking such action, consult with Bemis.

        In no event will Bemis or its subsidiaries be required to propose, commit to or effect any Restriction (and Bemis and its subsidiaries may not propose, commit to or effect any Restriction without the prior written consent of Amcor, which may, subject to Amcor's obligations described above, be withheld in Amcor's sole discretion) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the closing of the transaction.

Directors' and Officers' Insurance and Indemnification

        New Amcor has agreed to indemnify and hold harmless all past and present directors and officers of Bemis and its subsidiaries against any costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened civil, criminal or administrative actions, suits, claims, litigation, charges, demands, notices of violation, enforcement actions, hearings, arbitrations, audits, examinations, inquiries, investigations or other proceedings in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, in connection with such persons serving as an officer or director of Bemis or its subsidiaries or of any person serving at the request of Bemis or its subsidiaries as a director, officer, employee or agent of another person, to the fullest extent permitted by applicable law and provided pursuant to the Bemis governing documents or the organizational documents of any Bemis subsidiary or any indemnification agreements, if any, in existence on the date of the Transaction Agreement.

AMCO-166

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Bemis may (or, if Bemis fails to do so, New Amcor will), at or prior to the effective time, purchase a prepaid directors' and officers' liability "tail" insurance policy or other comparable directors' and officers' liability and fiduciary liability policies providing coverage for claims asserted prior to and for six years after the effective time with respect to any matters existing or occurring at or prior to the effective time (and, with respect to claims made prior to or during such period, until final resolution thereof), with levels of coverage, terms, conditions, retentions and limits of liability that are at least as favorable as those contained in Bemis' directors' and officers' insurance policies and fiduciary liability insurance policies in effect as of the date of the Transaction Agreement, subject to certain limitations.

Integration Planning

        As promptly as reasonably practicable after the date of the Transaction Agreement, the Chief Executive Officer of Amcor and the Chief Executive Officer of Bemis and such other individuals to be jointly designated by the Chief Executive Officer of Amcor and the Chief Executive Officer of Bemis will, in good faith and subject to applicable law, work to develop a post-closing integration plan. Neither party will have control over any other party's operations, business or decision-making before the effective time, and control overall such matters will remain in the hands of the relevant party, in each case, subject to the terms and conditions of the Transaction Agreement.

Employee Benefits

        During the period commencing at the effective time and ending on the first anniversary of the effective time (the "Continuation Period") New Amcor will, or will cause the surviving corporation or any applicable subsidiary of New Amcor (including Bemis and its subsidiaries) to, provide any employee of Amcor or Bemis or any of their respective subsidiaries who continues to be employed by New Amcor or its subsidiaries immediately after the effective time (collectively, the "Continuing Employees") with (i) base salary or hourly wage and short-term cash incentive bonus opportunity that, in each case, is no less than the base pay or hourly wage and short-term cash incentive opportunity paid or made available to the applicable Continuing Employee immediately prior to the effective time, (ii) a total direct compensation for 2019 (i.e., base salary or hourly wage, short-term cash incentive bonus opportunity, long-term incentive opportunity and retention or other transition opportunity) that is substantially similar to the applicable Continuing Employee's total direct compensation (consisting of base salary or hourly wage rate, short-term cash incentive opportunity and long-term incentive opportunity) for 2018, (iii) severance benefits that are no less favorable to the applicable Continuing Employee than those applicable immediately prior to the effective time, and (iv) group employee benefits that are substantially similar in the aggregate to the group employee benefits provided to the Continuing Employees under either the Bemis benefit plans or the Amcor benefit plans, as applicable, immediately prior to the effective time.

Tax Matters

        The parties along with their subsidiaries have agreed that prior to the effective time, none of them will take or cause to be taken, or fail to take or cause to be taken, any action that could reasonably be expected to (i) prevent the merger and the scheme from qualifying for the Intended Tax Treatment, or (ii) cause New Amcor to be treated as a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code.

        The parties have agreed to cooperate and use reasonable best efforts to obtain the opinions or written advice that each of Amcor and Bemis will request from its respective tax advisor in order to satisfy the conditions to the obligations of Amcor and Bemis, respectively. See the section entitled "—Conditions That Must Be Satisfied or Waived for the Transaction to Occur" for a description of such opinions. Each of Amcor and Bemis have agreed to afford all such cooperation and assistance as may reasonably be requested by the other party to obtain an opinion or other advice from its respective

AMCO-167

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

tax advisor relating to the application of Section 7874 of the Code (and related authorities) to the transaction. However, no such opinion is required for Amcor or Bemis under the Transaction Agreement.

        In the event that the relevant tax advisors are unable to provide the opinions or written advice in satisfaction of the conditions to the obligations of Amcor and Bemis, or such tax advisors are unable, as a result of a Tax Law Change since the date of the Transaction Agreement an opinion or other written advice sought by Amcor or Bemis, as applicable, at a "should" (or higher) level of comfort, that New Amcor would not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the transaction (assuming for this purpose that New Amcor would not have been treated as a U.S. corporation for U.S. federal income tax purposes prior to such Tax Law Change), the parties have agreed to discuss in good faith possible amendments and modifications to the transaction in order to permit a tax advisor to deliver such opinion or written advice, as applicable. However, no such amendments of, modifications to, or restructuring of the transaction are required by the Transaction Agreement.

Other Covenants and Agreements

        The Transaction Agreement contains certain other covenants and agreements, including covenants relating to:

  •
  confidentiality and access by each party to certain information about the other party during the period prior to the effective time;

  •
  cooperation between Bemis and Amcor in connection with public announcements;

  •
  the use of Bemis' reasonable best efforts to cooperate with Amcor in connection with the arrangement of Amcor's debt financing;

  •
  causing certain acquisitions and dispositions of Bemis Shares and New Amcor Shares to be exempt under Rule 16b-3 of the Exchange Act;

  •
  using reasonable best efforts to cause the New Amcor Shares and CDIs to be approved for listing on the NYSE and to establish a secondary listing on the ASX;

  •
  delisting of the Bemis Shares from the NYSE and the deregistration of the Bemis Shares under the Exchange Act;

  •
  application to the ASX to suspend trading in Amcor Shares and removal of Amcor from the official list of ASX;

  •
  cooperation between Bemis and Amcor regarding any litigation related to the transaction; and

  •
  compliance with anti-takeover laws.

Conditions That Must Be Satisfied or Waived for the Transaction to Occur

Conditions That Must Be Satisfied or Waived for the Scheme to Occur

        If Amcor Shareholder Approval is obtained at the scheme meeting and all other conditions to the scheme are satisfied or waived, Amcor will then seek approval of the Court for the scheme. The date on which the scheme is approved by order of the Court pursuant to the Australia Act is referred to as the Sanction Date. The scheme will become effective on the date on which the Court order approving the scheme is filed with ASIC (referred to as the scheme closing). The scheme is expected to close on the Sanction Date or the Business Day following the Sanction Date. The transfer of the Amcor Shares to New Amcor in accordance with the scheme (referred to as the scheme implementation) is expected to occur approximately ten days after the scheme closing.

AMCO-168

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Mutual Conditions

        The effectiveness of the scheme is subject to the satisfaction or waiver of the following conditions:

  •
  the Amcor Shareholder Approval must have been duly obtained at the scheme meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken);

  •
  the approval by the Court (or any court of competent jurisdiction on appeal therefrom) (without material modification) of the scheme pursuant to the Australian Act (the date of which such approval is received is referred to as the Sanction Date);

  •
  on or before the Sanction Date, the Bemis Shareholder Approval being duly obtained at the Bemis Special Meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken);

  •
  prior to or on the Sanction Date, (i) the NYSE having approved the listing of the New Amcor Shares to be issued to the holders of Bemis Shares and the New Amcor Shares underlying the CDIs to be issued to holders of Amcor Shares pursuant to the transaction, subject to official notice of issuance, and (ii) the ASX having provided approval for the admission of New Amcor to the official list of ASX and the approval for official quotation of the CDIs, whether or not such approval is subject to conditions;

  •
  prior to or on the Sanction Date, the applicable waiting periods under the HSR Act in connection with the consummation of the transaction must have expired or been earlier terminated;

  •
  prior to or on the Sanction Date, all required governmental consents under the antitrust laws of the U.S., the European Union, Belarus, Brazil, China, Columbia, Kazakhstan, Mexico, Morocco, Ecuador (to the extent required), Taiwan (to the extent required), Australia and New Zealand (as the list may be amended with the written consent of Amcor and Bemis) must have been obtained and remain in full force and effect and all applicable waiting periods must have expired, lapsed or been terminated (as appropriate);

  •
  prior to or on the Sanction Date, the registration statement on Form S-4 of which this proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order or proceedings initiated by the SEC seeking any stop order;

  •
  prior to or on the Sanction Date, no governmental entity of a competent jurisdiction must have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal consummation of the transaction (it being understood that if any such law or order arises out of or relates to antitrust laws, such law or order will only constitute a condition to the scheme to the extent the violation or contravention of such law or order as in effect would reasonably be expected to result in criminal liability to any person, personal liability to any director or officer of Amcor, Merger Sub, New Amcor, Bemis or any of their respective subsidiaries, or a material and adverse effect on New Amcor and its subsidiaries following the effective time);

  •
  prior to or on the Sanction Date, one of the following has occurred: (i) New Amcor has received written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) ("FATA"), by or on behalf of the Treasurer of the Commonwealth of Australia ("Treasurer"), advising that the Commonwealth Government of Australia has no objections to the scheme, either unconditionally or on conditions that are acceptable to New Amcor acting reasonably; (ii) the Treasurer becomes precluded by passage of time from making an order or decision under Part 3 of the FATA in relation to the scheme and the scheme is not prohibited by section 82 of the FATA; or (iii) where an interim order is made under section 68 of the FATA in respect of the

AMCO-169

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    scheme, the subsequent period for making an order or decision under Part 3 of the FATA elapses without the Treasurer making such an order or decision; and

  •
  prior to or on the Sanction Date, the Transaction Agreement has not been terminated in accordance with its terms.

Conditions to Obligations of Amcor and New Amcor

        The obligations of each of Amcor and New Amcor to effect the scheme are also subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Amcor) of the following conditions on or before the Sanction Date:

  •
  certain representations and warranties of Bemis with respect to capitalization are true and correct, subject only to de minimis inaccuracies on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date);

  •
  the representations and warranties of Bemis that there has not occurred any Effect since December 31, 2017, that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Bemis, is true and correct in all respects on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date;

  •
  certain representations and warranties of Bemis with respect to corporate authority, opinion of financial advisor, required vote and takeover statutes are true and correct in all material respects (without any materiality, material adverse effect or similar qualification), on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date);

  •
  the other representations and warranties of Bemis set forth in the Transaction Agreement are true and correct on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality, material adverse effect or similar qualification), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Bemis;

  •
  Bemis has in all material respects performed the obligations and complied with the covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date;

  •
  Bemis has delivered to Amcor a certificate, dated as of the Sanction Date and signed by the Chief Executive Officer or Chief Financial Officer of Bemis, certifying on behalf of Bemis to the effect that the conditions set forth in the preceding five bullets have been satisfied; and

  •
  Amcor has received from its tax advisor an opinion or written advice dated as of the Sanction Date to the effect that, since the date of the Transaction Agreement, there is no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" (or higher) level of comfort, for the Intended Tax Treatment, it being understood that in rendering such opinion or written advice, Amcor's tax advisor may rely upon customary assumptions and representations; provided, that in the event that Amcor's tax advisor is unable to deliver such opinion or written advice, Bemis will be entitled to appoint an alternative tax advisor to Bemis to deliver such opinion or written advice to Amcor instead.

AMCO-170

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Conditions to Obligations of Bemis

        The obligations of Bemis to effect the scheme are subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Bemis) of the following conditions on or before the Sanction Date:

  •
  certain representations and warranties of Amcor with respect to capitalization are true and correct, subject only to de minimis inaccuracies on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date);

  •
  the representations and warranties of Amcor that there has not occurred any Effect since June 30, 2017, that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Amcor, is true and correct in all respects on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date;

  •
  certain representations and warranties of Amcor with respect to corporate authority are true and correct in all material respects (without any materiality, material adverse effect or similar qualification), on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date);

  •
  the other representations and warranties of Amcor set forth in the Transaction Agreement are true and correct on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality, material adverse effect or similar qualification), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Amcor;

  •
  each of Amcor, New Amcor and Merger Sub has in all material respects performed the obligations and complied with the covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date;

  •
  Amcor has delivered to Bemis a certificate, dated as of the Sanction Date and signed by the Chief Executive Officer or Chief Financial Officer of Amcor, certifying on behalf of Amcor, New Amcor and Merger Sub to the effect that the conditions set forth in the preceding five bullets have been satisfied; and

  •
  Bemis has received from its tax advisor an opinion or written advice dated as of the Sanction Date to the effect that, since the date of the Transaction Agreement, there is no Tax Law Change, the effect of which is to cause the merger and the scheme to fail to qualify, at a "should" (or higher) level of comfort, for the Intended Tax Treatment, it being understood that in rendering such opinion or written advice, Bemis' tax advisor may rely upon customary assumptions and representations; provided, that in the event that Bemis' tax advisor is unable to deliver such opinion or written advice, Amcor will be entitled to appoint an alternative tax advisor to Amcor to deliver such opinion or written advice to Bemis instead.

Conditions That Must Be Satisfied or Waived for the Merger to Occur

        Amcor and Bemis expect a period of approximately ten days between the scheme closing date and the closing of the merger. The closing of the merger is subject to the effectiveness of the scheme and the satisfaction of the additional conditions described below.

AMCO-171

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Mutual conditions

        The obligation of each of Amcor, Merger Sub, New Amcor and Bemis to complete the merger is subject to the satisfaction of the following conditions:

  •
  the scheme implementation has occurred; and

  •
  no governmental entity of a competent jurisdiction must have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal consummation of the transaction (it being understood that if any such law or order arises out of or relates to antitrust laws, such law or order will only constitute a condition hereunder to the extent the violation or contravention of such law or order as in effect would reasonably be expected to result in criminal liability to any person or entity, personal liability to any director or officer of a Amcor, Merger Sub, New Amcor, Bemis or any of their respective subsidiaries, or a material and adverse effect on New Amcor and its subsidiaries following the effective time).

Conditions to Obligations of Amcor, Merger Sub and New Amcor

        The obligation of each of Amcor, Merger Sub and New Amcor to effect the merger is also subject to the satisfaction (or, to the extent permitted by applicable law, waiver by New Amcor) of the condition that, between the scheme closing and the merger closing, Bemis complied in all material respects with the interim operating covenants described in "—Covenants Regarding Conduct of Business—Conduct of Business by Bemis."

Conditions to Obligations of Bemis

        The obligation of Bemis to effect the merger is also subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Bemis) of the condition that, between the scheme closing and the merger closing, Amcor complied in all material respects with the interim operating covenants described in "—Covenants Regarding Conduct of Business—Conduct of Business by Amcor," the covenants described in "—Governance of New Amcor" and covenants regarding treatment of Amcor equity awards.

Termination of the Transaction Agreement

        Termination Prior to the Scheme Closing.    The Transaction Agreement may be terminated and the transaction may be abandoned at any time prior to the scheme closing (but not during the period between the scheme closing and the effective time of the merger) under the following circumstances:

  •
  by either Amcor or Bemis:

  •
  if the Amcor Shareholder Approval is not obtained at the scheme meeting, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken, which is referred to as the Amcor shareholder approval failure termination right;

  •
  if the Bemis Shareholder Approval is not obtained at the Bemis Special Meeting, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken, which is referred to as the Bemis shareholder approval failure termination right; or

  •
  if the Court declines or refuses to make any orders directing Amcor to convene the scheme meeting or declines or refuses to approve the scheme, and either (x) no appeal of the such court's decision is made, or (y) on appeal, a court of competent jurisdiction issues a final and non-appealable ruling upholding the declination or refusal (as applicable) of such court, and such outcome was not principally caused by a material breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by the party

AMCO-172

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

      seeking to terminate the Transaction Agreement, which is referred to as the scheme approval failure termination right;

  •
  by Amcor:

  •
  if Bemis has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (a) would cause the conditions to Amcor's obligation to consummate the transaction relating to the accuracy of Bemis' representations and warranties and compliance with their respective covenants and agreements contained in the Transaction Agreement to not be satisfied, and (b) is either incapable of being cured or is not cured by the earlier of (i) the end date and (ii) 30 days following written notice by Amcor thereof (provided that Amcor, Merger Sub and New Amcor are not then in breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement which breach would cause the conditions to Bemis' obligation to consummate the transaction relating to the accuracy of Amcor's, Merger Sub's and New Amcor's representations and warranties and compliance with their respective covenants and agreements contained in the Transaction Agreement to not be satisfied) , which is referred to as the Amcor material breach termination right;

  •
  in order for Amcor to concurrently enter into a definitive agreement with respect to a Superior Proposal (provided that Amcor pays or causes to be paid to Bemis the termination fee prior to or concurrently with such termination), which is referred to as the Amcor superior proposal termination right; or

  •
  if, prior to obtaining the Bemis Shareholder Approval, (i) Bemis' board of directors effects an Adverse Recommendation Change, or (ii) at any time after a Competing Proposal with respect to Bemis has been publicly proposed or publicly announced, Bemis' board of directors fails to publicly affirm Bemis' Board Recommendation within ten Business Days after receipt of any written request to do so from Amcor (provided that Amcor is only permitted to make such request once with respect to any Competing Proposal with respect to Bemis or any material and publicly proposed or disclosed amendment thereto), which is collectively referred to as the Amcor adverse recommendation change termination right;

  •
  by Bemis:

  •
  if Amcor, Merger Sub or New Amcor has breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (a) would cause the conditions to Bemis' obligation to consummate the transaction relating to the accuracy of Amcor's, Merger Sub's or New Amcor's representations and warranties and compliance with their respective covenants and agreements contained in the Transaction Agreement to not be satisfied, and (b) is either incapable of being cured or is not cured by the earlier of (i) the end date and (ii) 30 days following written notice by Amcor thereof (provided that Bemis is not then in breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement which breach would cause the conditions to Amcor's obligation to consummate the transaction relating to the accuracy of Bemis' representations and warranties and compliance with its covenants and agreements contained in the Transaction Agreement to not be satisfied), which is referred to as the Bemis material breach termination right;

  •
  in order for Bemis to concurrently enter into a definitive agreement with respect to a Superior Proposal (provided that Bemis pays or causes to be paid to Amcor the termination

AMCO-173

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

      fee prior to or concurrently with such termination), which is referred to as the Bemis superior proposal termination right; or

    •
    if, prior to obtaining the Amcor Shareholder Approval, (i) Bemis' board of directors effects an Adverse Recommendation Change, or (ii) at any time after a Competing Proposal with respect to Amcor has been publicly proposed or publicly announced, Amcor's board of directors fails to publicly affirm Amcor's Board Recommendation within ten Business Days after receipt of any written request to do so from Bemis (provided that Bemis is only permitted to make such request once with respect to any Competing Proposal with respect to Amcor or any material and publicly proposed or disclosed amendment thereto), which is collectively referred to as the Bemis adverse recommendation change termination right; or

  •
  by mutual written consent of Amcor and Bemis, if either Amcor is unable to obtain from its tax advisor or Bemis is unable to obtain from its tax advisor, as a result of a Tax Law Change since the date of the Transaction Agreement, an opinion or other written advice sought by Amcor or Bemis, as applicable, at a "should" (or higher) level of comfort, that New Amcor would not be treated as a United States domestic corporation for U.S. federal income tax purposes as a result of the transaction.

        Termination Prior to the Effective Time.    In addition to the circumstances listed above, the Transaction Agreement may be terminated and the transaction may be abandoned at any time prior to the effective time of the merger (including after the scheme closing) under the following circumstances:

  •
  by mutual written consent of Amcor and Bemis; or

  •
  by either Amcor or Bemis:

  •
  if the scheme closing or the merger closing has not occurred by 5:00 p.m. (U.S. Central Time) on August 6, 2019 (subject to extension by either party until February 6, 2020 in order to obtain antitrust or other regulatory approvals), and such outcome was not principally caused by a material breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by the party seeking to terminate the Transaction Agreement, which is referred to as the end date termination right; or

  •
  if any government entity of competent jurisdiction has issued a final and nonappealable order or law permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the scheme, and such outcome was not and such outcome was not principally caused by a material breach of any representation, warranty, covenant or agreement set forth in the Transaction Agreement by the party seeking to terminate the Transaction Agreement. If such law or order arises out of or relates to antitrust laws, such law or order will only result in a right to terminate the Transaction Agreement to the extent the violation or contravention of such law or order as in effect would reasonably be expected to result in criminal liability to any person, personal liability to any director or officer of Amcor, Merger Sub, New Amcor, Bemis or any of their respective subsidiaries, or a material and adverse effect on New Amcor and its subsidiaries following the effective time.

Effect of Termination

        If the Transaction Agreement is terminated in accordance with its terms, the Transaction Agreement will become void and of no effect with no liability on the part of any party (or of any of its respective representatives), except under certain provisions of the Transaction Agreement that will survive such termination, including provisions relating to the payment of termination fees, fees and expenses, and publicity. However, no such termination will relieve or otherwise affect the liability of any party for fraud or any "Intentional Breach" of the Transaction Agreement by such party prior to

AMCO-174

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

termination. For purposes of the Transaction Agreement, "Intentional Breach" means any action or omission intentionally taken or omitted to be taken by a party in material breach of an agreement or covenant of such party in the Transaction Agreement that the breaching party takes (or fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant.

Termination Fee

        Bemis has agreed to pay Amcor a termination fee of $130 million if the Transaction Agreement is terminated:

  •
  by Amcor pursuant to the Amcor Adverse Recommendation Change Termination Right;

  •
  by either Amcor or Bemis pursuant to the end date termination right or the scheme approval failure termination right at a time when the Transaction Agreement is terminable by Amcor pursuant to the Amcor adverse recommendation change termination right;

  •
  by Bemis pursuant to the Bemis superior proposal termination right; or

  •
  (i) by either Amcor or Bemis pursuant to the end date termination right or the Bemis shareholder approval failure termination right, or by Amcor pursuant to the Amcor material breach termination right following a breach of a covenant by Bemis, (ii) prior to such termination but after the date of the Transaction Agreement, a bona fide Competing Proposal has been publicly made to Bemis or any of its subsidiaries, has been made directly to the Bemis shareholders generally or otherwise has become public or any person has publicly announced an intention (whether or not conditional) to make a bona fide Competing Proposal to Bemis or, in the case of termination by Amcor pursuant to the Amcor material breach termination right, a Competing Proposal has been made publicly or privately to Bemis' board of directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in the preceding clauses (i) and (ii), Bemis consummates a Competing Proposal or enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to "20% or more" in the definition of "Competing Proposal" will be deemed to be references to "more than 50%").

        Amcor has agreed to pay Bemis a termination fee of $130 million if the Transaction Agreement is terminated:

  •
  by Bemis pursuant to the Bemis adverse recommendation change termination right;

  •
  by either Amcor or Bemis pursuant to the end date termination right or the scheme approval failure termination right at a time when the Transaction Agreement is terminable by Bemis pursuant to the Bemis adverse recommendation change termination right;

  •
  by Amcor pursuant to the Amcor superior proposal termination right; or

  •
  (i) by either Amcor or Bemis pursuant to the end date termination right, the Amcor shareholder approval failure termination right or the scheme approval failure termination right, or by Bemis pursuant to the Bemis material breach termination right following a breach of a covenant by Amcor, (ii) prior to such termination but after the date of the Transaction Agreement, a bona fide Competing Proposal has been publicly made to Amcor or any of its subsidiaries, has been made directly to the Amcor shareholders generally or otherwise has become public or any person has publicly announced an intention (whether or not conditional) to make a bona fide Competing Proposal to Amcor or, in the case of termination by Bemis pursuant to the Bemis material breach termination right, a Competing Proposal has been made publicly or privately to Amcor's board of directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in the preceding clauses (i) and (ii), Amcor consummates a Competing

AMCO-175

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    Proposal or enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to "20% or more" in the definition of "Competing Proposal" will be deemed to be references to "more than 50%").

        A party's receipt of the termination fee will be its sole and exclusive remedy for monetary damages under the Transaction Agreement, except in the case of Intentional Breach by the other party. Neither party will be required to pay the termination fee on more than one occasion.

No Third Party Beneficiaries

        The Transaction Agreement is not intended to, and does not, confer upon any person other than Bemis, Amcor, New Amcor and Merger Sub any rights or remedies thereunder other than (i) in connection with the provisions described under "—Directors' and Officers' Insurance and Indemnification," (ii) from and after the effective time, the rights of Bemis shareholders to receive the transaction consideration, and (iii) unless the effective time will have occurred, the right of Bemis, on behalf of the Bemis shareholders, to pursue claims for damages for any breach of the Transaction Agreement by Amcor, Merger Sub or New Amcor that give rise to any such claim (including damages based on loss of the economic benefits of the transaction to the Bemis shareholders, including loss of premium offered to such Bemis shareholders).

Other Remedies

        Prior to the termination of the Transaction Agreement in accordance with its terms, the parties are entitled to an injunction or injunctions to prevent or remedy breaches or threatened breaches of the Transaction Agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the Transaction Agreement and to any further equitable relief. Each of the parties to the Transaction Agreement agree that the failure of any party to perform its agreements and covenants under the Transaction Agreement will cause irreparable injury to the non-breaching parties and that monetary damages, even if available, would not be an adequate remedy therefor.

Modification, Amendment or Waiver

        The Transaction Agreement may only be amended or modified prior to the effective time by the written agreement of Amcor and Bemis.

        At any time prior to the effective time, either party may, to the extent legally allowed and except as otherwise set forth in the Transaction Agreement, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties made to such party, or (c) waive compliance with any of the agreements or conditions for the benefit of such party.

Governing Law

        The Transaction Agreement is governed by the laws of the State of Delaware (without the application of the laws or statutes of limitations of a different jurisdiction); provided, that (i) the scheme and matters related thereto are governed by the laws of Victoria, Australia (solely to the extent required by such laws), (ii) the deed poll is governed by the laws of Victoria, Australia, and (iii) the merger and the fiduciary duties of Bemis' officers and Bemis' board of directors and any determination under the non-solicitation provision of the Transaction Agreement as it relates to Bemis pursuant to such fiduciary duties are governed by the laws of the State of Missouri (solely to the extent required by such laws).

AMCO-176

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMCOR

        The following table presents selected consolidated financial data for Amcor and its subsidiaries prepared in accordance with U.S. GAAP as of and for the fiscal years ended June 30, 2018, 2017, 2016, 2015 and 2014 and the six months ended December 31, 2018 and 2017. All amounts are in millions of USD, except per share data.

        The selected consolidated income statement data for the fiscal years ended June 30, 2018, 2017 and 2016 and the selected consolidated balance sheet data as of June 30, 2018 and 2017 have been obtained from Amcor's audited consolidated financial statements, beginning on page F-2 of this proxy statement/prospectus. The selected consolidated income statement data for the fiscal years ended June 30, 2015 and 2014 and the selected consolidated balance sheet data as of June 30, 2016, 2015 and 2014 have been derived from Amcor's unaudited condensed consolidated financial statements for such years, not included nor incorporated by reference into this proxy statement/prospectus. The unaudited selected consolidated income statement data for the six months ended December 31, 2018 and 2017 and the unaudited selected consolidated balance sheet data as of December 31, 2018 have been obtained from Amcor's unaudited condensed consolidated financial statements, beginning on page F-66 of this proxy statement/prospectus. The unaudited selected consolidated balance sheet data as of December 31, 2017 have been obtained from Amcor's unaudited condensed consolidated financial statements not included nor incorporated by reference into this proxy statement/prospectus.

        The information set forth below is not necessarily indicative of future results and should be read together with the information contained in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Amcor" beginning on page [    •    ] of this proxy statement/prospectus and with Amcor's consolidated financial statements and notes thereto included herein.

	As of / Six months ended December 31,		As of / Year ended June 30,
($ millions, except per share data)	2018	2017	2018	2017	2016	2015	2014
Selected Consolidated Income Statement Data
Net sales	$4,549.6	$4,502.2	$9,319.1	$9,101.0	$9,421.3	$9,611.8	$9,964.5
Net income attributable to Amcor Limited	237.0	276.1	575.2	564.0	309.3
Selected Common Share Data
Basic earnings per share—continuing operations	0.20	0.24	$0.50	$0.49	$0.27	$0.46	$0.51
Diluted earnings per share—continuing operations	0.20	0.24	0.49	0.48	0.26	0.45	0.50
Dividends per share	0.24	0.24	0.45	0.42	0.40	0.40	0.37
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	$490.6	$419.9	$620.8	$561.5	$515.7	$477.1	$373.9
Total assets	8,845.6	9,050.0	9,057.5	9,087.0	8,531.8	8,289.1	8,927.7
Long-term debt (including capital lease obligations)	3,696.4	3,768.1	3,674.5	3,831.6	3,754.3	2,741.0	3,280.0
Total shareholders' equity	626.8	612.0	695.4	587.6	528.5	1,262.9	1,789.6
Other Operating Data
Capital expenditures	$172.0	$187.1	$365.0	$379.3	$346.7	$302.9	$327.5
Depreciation and amortization	166.2	179.6	352.7	351.8	351.0	353.9	377.9

AMCO-177

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BEMIS

        The following table presents selected consolidated financial data for Bemis and its subsidiaries for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014. All amounts are in millions of USD, except per share data.

        The statements of operations data for the fiscal years ended December 31, 2018, 2017 and 2016 and the balance sheet data as of December 31, 2018 and 2017 have been derived from Bemis' audited consolidated financial statements incorporated by reference in this proxy statement/prospectus. The statements of operations data for the fiscal years ended December 31, 2015 and 2014 and the balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from Bemis' audited consolidated financial statements for such years, not included or incorporated by reference in this proxy statement/prospectus.

        The information set forth below is not necessarily indicative of future results and should be read together with the information provided in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Bemis and notes thereto included in Bemis' Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

	As of / Year ended December 31,
($ millions, except where noted)	2018	2017	2016	2015	2014
Operating Data
Net sales	$4,089.9	$4,046.2	$4,004.4	$4,071.4	$4,343.5
Income from continuing operations	225.7	94.0	236.2	241.9	239.1
Common Share Data
Basic earnings per share from continuing operations ($)	2.48	1.03	2.51	2.50	2.39
Diluted earnings per share from continuing operations ($)	2.47	1.02	2.48	2.47	2.36
Adjusted diluted earnings per share from continuing operations ($)(1)	2.79	2.39	2.69	2.55	2.30
Dividends per share ($)	1.24	1.20	1.16	1.12	1.08
Book value per share ($)	13.36	13.23	13.59	12.70	14.59
Weighted-average shares outstanding for computation of diluted earnings per share (#)	91.5	91.9	95.1	97.9	101.2
Common shares outstanding (#)	91.0	90.8	92.7	95.1	98.2
Capital Structure and Other Data
Working capital	$533.0	$571.0	$589.4	$529.9	$806.4
Total assets	3,571.0	3,699.9	3,715.7	3,489.8	3,610.8
Short-term debt	12.0	21.0	17.3	35.4	31.3
Long-term debt	1,348.6	1,542.4	1,527.8	1,353.9	1,311.6
Total equity	1,215.9	1,201.2	1,259.7	1,207.4	1,433.0
Depreciation and amortization	167.6	169.8	162.1	158.1	180.6
Capital expenditures	143.5	188.5	208.3	219.4	185.2

(1)
This table refers to adjusted diluted earnings per share, which is a non-GAAP financial measure. This non-GAAP financial measure adjusts for factors that are unusual or unpredictable. This measure excludes goodwill impairment charges, impact of significant tax reform, certain pension settlement charges, the impact of certain amounts related to the effect of changes in currency exchange rates, acquisitions, and restructuring, including employee-related costs, equipment relocation costs, accelerated depreciation and the write-down of equipment. These measures also exclude gains or losses on sales of significant property and divestitures, certain litigation matters, and certain acquisition-related expenses, including transaction expenses, due diligence expenses, professional and legal fees, purchase accounting adjustments for inventory and order backlog and changes in the fair value of deferred acquisition payments. This adjusted information should not be

AMCO-178

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  construed as an alternative to results determined in accordance with GAAP. Bemis' management uses non-GAAP measures to evaluate operating performance and believes that these non-GAAP measures are useful to enable investors to perform comparisons of current and historical performance of the company.

  A reconciliation of reported diluted earnings per share to adjusted diluted earnings per share for the years ended December 31, 2018, 2017, 2016, 2015 and 2014:

	Year ended December 31,
	2018	2017	2016	2015	2014
Diluted earnings per share, as reported	$2.47	$1.02	$2.48	$2.47	$2.36
Non-GAAP adjustments per share, net of taxes:
Restructuring and related costs(a)	0.38	0.42	0.16	0.05	—
Goodwill impairment charge(b)	—	1.59	—	—	—
Pension settlement charge(c)	—	0.08	—	—	—
Tax reform(d)	(0.09)	(0.74)	—	—	—
Other charges(e)	0.14	0.02	0.05	0.03	(0.06)
Brazil tax credits(f)	(0.11)	—	—	—	—

Diluted earnings per share, as adjusted	$2.79	$2.39	$2.69	$2.55	$2.30

(a)
Restructuring and related costs include costs primarily related to the 2016 Plan focused on plant closures in Latin America and the 2017 Plan focused on aligning the Company's cost structure to the business environment in which it operates. Restructuring related costs include professional fees for consultants and asset impairment charges. Restructuring and related costs totaled $47.6 million and $57.7 million for the years ended December 31, 2018 and 2017, respectively. Net of taxes, restructuring and related costs totaled approximately $35.2 million and $38.6 million for the years ended December 31, 2018 and 2017, respectively.

(b)
The Company recognized a non-cash goodwill impairment charge related to the Latin America Packaging segment. This impairment charge is a result of the impact on profits from the decline in the economic environment in Brazil during 2017 and the slow economic recovery. The impairment charge was $196.6 million pre-tax and $145.5 million, net of taxes.

(c)
The Company initiated a program during the third quarter of 2017 in which we offered terminated vested participants in the U.S. qualified retirement plans the opportunity to receive their benefits early as a lump sum. The Company recognized a $10.1 million pre-tax pension settlement charge in the fourth quarter of 2017. This charge was $6.8 million, net of taxes.

(d)
On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed by the President of the United States and became enacted law. The Company recognized a $67.2 million non-cash tax benefit in the fourth quarter of 2017. This benefit is due to the revaluation of deferred tax assets and liabilities from the change in the U.S. Federal statutory tax rate from 35 percent to 21 percent netted against the increase to taxes from the one-time transition tax on unremitted earnings. Amounts reported in 2018 reflect final refinements related to the impact of the TCJA based upon regulations promulgated during 2018.

(e)
In 2018, other costs include costs related to the pending transaction with Amcor. In 2017, other costs are comprised of acquisition costs and hurricane-related expenses incurred at the Puerto Rico facility. In 2016, other costs are comprised primarily of acquisition costs associated with the SteriPack acquisition. Other costs also includes the gain on sale of land and building related to the sale of a plant in Latin America in 2016. In 2015, other costs are comprised primarily of acquisition costs associated with the Emplal Participações S.A. acquisition and charges related to

AMCO-179

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  contingent liabilities associated with a prior acquisition. In 2014, other costs are comprised of the gain on the sale of the Paper Packaging Division.

(f)
In the fourth quarter of 2018, the Company recognized a non-cash benefit for Brazil tax credits as a result of a final Brazilian court decision related to indirect taxes previously paid. The benefit was $15.3 million pre-tax and $10.1 million net of taxes.

AMCO-180

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information (the "Pro Forma Financial Information"), which includes the unaudited pro forma condensed combined income statements for the year ended June 30, 2018 and for the six months ended December 31, 2018 (the "Pro Forma Income Statements") and the unaudited pro forma condensed combined balance sheet as of December 31, 2018 (the "Pro Forma Balance Sheet"), has been prepared on the basis set out in the notes below to illustrate the effect of the pending businesses combination (the "Transaction") between Amcor Limited ("Amcor") and Bemis Company, Inc. ("Bemis"), as set forth in the Transaction Agreement by and among Amcor, Amcor plc (f/k/a Arctic Jersey Limited), Arctic Corp. and Bemis dated August 6, 2018 (the "Transaction Agreement") and based on the historical financial position and results of operations of Amcor and Bemis. According to the Transaction Agreement, immediately prior to the consummation of the Transaction, each share of Amcor common stock (collectively, the "Amcor Shares") issued and outstanding at such time will be converted and exchanged for shares of New Amcor common stock ("New Amcor Shares") on a one-for-one basis. In addition, each outstanding share of Bemis common stock (collectively, the "Bemis Shares") will be converted and exchanged for 5.1 New Amcor Shares, subject to certain exceptions. Completion of the Transaction is subject to certain conditions as outlined in the Transaction Agreement. The combined company is referred to herein as "New Amcor." The Pro Forma Financial Information gives effect to the Transaction as if it had taken place on December 31, 2018 for purposes of the Pro Forma Balance Sheet and on July 1, 2017 for purposes of the Pro Forma Income Statements. All pro forma adjustments and their underlying assumptions are described in the notes to the Pro Forma Financial Information. The Pro Forma Financial Information does not include adjustments for other acquisitions completed by Amcor or Bemis during the period presented, as these acquisitions were not considered significant individually or in the aggregate.

        The Pro Forma Financial Information has been prepared for illustrative purposes only. The Pro Forma Financial Information is not necessarily indicative of what New Amcor's financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the Pro Forma Financial Information does not purport to project the future financial position or operating results of New Amcor. The pro forma adjustments are based on the information available at the time of the preparation of this proxy statement/prospectus. The Pro Forma Financial Information should be read in conjunction with:

  •
  Amcor's audited consolidated financial statements for the year ended June 30, 2018 and the related notes, and unaudited condensed consolidated financial statements as of December 31, 2018, contained elsewhere in this proxy statement/prospectus, and the sections entitled "Information About Amcor" and "Management's Discussion and Analysis of Financial Condition and Results of Amcor"; and

  •
  the unaudited condensed consolidated interim financial statements of Bemis as of June 30, 2018 and 2017, the audited consolidated financial statements of Bemis as of December 31, 2018, and the audited consolidated financial statements for the year ended December 31, 2017 and the related notes, incorporated by reference into this proxy statement/prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Bemis' Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in Bemis' Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2018 and 2017, and in Bemis' Form 10-K for the fiscal year ended December 31, 2018 filed on February 15, 2019, that Bemis previously filed with the SEC and that are incorporated by reference to Note 2 in this proxy statement/prospectus.

        The Transaction will be accounted for as a business combination in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") under Accounting Standards

AMCO-181

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Codification Topic 805, Business Combinations ("ASC 805"). ASC 805 requires as the first step in the application of acquisition accounting for one of the combining entities to be identified as the acquirer. Amcor will be treated as the acquiring entity for accounting purposes. In identifying Amcor as the acquiring entity for accounting purposes, Amcor took into account the fact that following the completion of the Transaction, former Amcor shareholders are expected to hold approximately 71% of New Amcor and former Bemis shareholders are expected to hold approximately 29% of New Amcor. In addition, Amcor considered the voting rights of all equity instruments, the intended corporate governance structure of New Amcor, and the size of each of the companies. In assessing the size of each of the companies, Amcor evaluated various metrics, including, but not limited to: market capitalization, revenue, operating profit, and assets. No single factor was the sole determinant in the overall conclusion that Amcor is the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion.

        The Pro Forma Financial Information was prepared in accordance with Article 11 of Regulation S-X under the Securities Act. The pro forma adjustments reflecting the Transaction have been prepared in accordance with business combination accounting guidance as provided in ASC 805 and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon a preliminary estimate of fair values, using the assumptions set forth in the notes to the Pro Forma Financial Information and are not final.

        All amounts are in millions of U.S. dollars, except where noted otherwise.

AMCO-182

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor plc
Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2018
($ in millions)

	Amcor Historical	Bemis Adjusted (Note 2)	Purchase Price Adjustments (Note 3)		Other Pro Forma Adjustments (Note 4)		New Amcor Pro Forma Combined
Assets
Cash and cash equivalents	490.6	76.1			(2.0)	4h	564.7
Trade receivables, net	1,351.1	443.3					1,794.4
Inventories	1,386.8	619.5	39.1	3b			2,045.4
Prepaid expenses and other current assets	310.3	95.7					406.0

Total current assets	3,538.8	1,234.6	39.1		(2.0)		4,810.5
Investments in affiliated companies	102.6	—					102.6
Property, plant and equipment, net	2,616.8	1,177.2	269.8	3b			4,063.8
Deferred tax assets	69.7	—					69.7
Other intangible assets, net	315.2	194.5	1,015.5	3b			1,525.2
Goodwill	2,041.2	845.2	2,460.0	3b			5,346.4
Employee benefit asset	36.8	—					36.8
Other non-current assets	124.5	119.5					244.0

Total non-current assets	5,306.8	2,336.4	3,745.3		—		11,388.5

Total assets	8,845.6	3,571.0	3,784.4		(2.0)		16,199.0

Liabilities and shareholders' equity
Liabilities
Current portion of long-term debt	644.9	1.8			1,808.8	4g	2,455.5
Short-term debt	1,164.9	10.2					1,175.1
Trade payables	1,797.4	460.4					2,257.8
Accrued employee costs	222.6	94.3					316.9
Other current liabilities	716.3	134.9	9.0	3b	150.5	4a	1,010.7

Total current liabilities	4,546.1	701.6	9.0		1,959.3		7,216.0
Long-term debt, less current portion	3,051.5	1,348.6			(1,808.8)	4g	2,591.3
Deferred tax liabilities	145.0	166.7	295.6	3b			607.3
Employee benefit obligation	280.0	75.7					355.7
Other non-current liabilities	196.2	62.5					258.7

Total non-current liabilities	3,672.7	1,653.5	295.6		(1,808.8)		3,813.0

Total liabilities	8,218.8	2,355.1	304.6		150.5		11,029.0

Shareholders' Equity
Ordinary shares	—	12.9	(12.9)	3c			—
Treasury shares, at cost	(12.2)	(1,332.4)	1,332.4	3c			(12.2)
Additional paid-in capital	798.1	604.2	4,091.5	3c			5,493.8
Retained earnings	520.4	2,456.7	(2,456.7)	3c	(152.5)	4a, 4h	367.9
Accumulated other comprehensive income (loss)	(743.5)	(525.5)	525.5	3c			(743.5)

Total Amcor Limited shareholders' equity	562.8	1,215.9	3,479.8		(152.5)		5,106.0
Non-controlling interests	64.0	—					64.0

Total shareholders' equity	626.8	1,215.9	3,479.8		(152.5)		5,170.0

Total liabilities and shareholders' equity	8,845.6	3,571.0	3,784.4		(2.0)		16,199.0

AMCO-183

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor plc
Unaudited Pro Forma Condensed Combined Income Statement for the year ended June 30, 2018
($ in millions and shares in millions, except per share data)

	Amcor Historical	Bemis Adjusted (Note 2)	Purchase Price Adjustments (Note 3)		New Amcor Pro Forma Combined
Net Sales	9,319.1	4,099.4			13,418.5
Costs of sales	(7,462.3)	(3,297.9)	(20.2)	3b	(10,780.4)

Gross profit	1,856.8	801.5	(20.2)		2,638.1
Sales and marketing expenses	(210.6)	(119.1)			(329.7)
General and administrative expenses	(582.6)	(265.2)	(83.4)	3b	(931.2)
Research and development	(72.7)	(38.7)			(111.4)
Restructuring costs	(40.2)	(66.6)			(106.8)
Goodwill impairment	—	(196.6)			(196.6)
Other income, net	43.2	21.8			65.0

Operating income	993.9	137.1	(103.6)		1,027.4
Interest income	13.1	—			13.1
Interest expense	(210.0)	(71.4)			(281.4)
Other non-operating income (loss), net	(74.1)	(5.2)			(79.3)
Income before income taxes and equity in income (loss) of affiliated companies	722.9	60.5	(103.6)		679.8
Income tax (expense) benefit	(118.8)	48.7	31.1	3d	(39.0)
Equity in income of affiliated companies	(17.5)				(17.5)

Net income (loss)	586.6	109.2	(72.5)		623.3
Net income attributable to non-controlling interests	(11.4)				(11.4)

Net income attributable to Amcor Limited	575.2	109.2	(72.5)		611.9

Earnings per share attributable to shareholders:
Basic	0.50	1.20			0.38
Diluted	0.49	1.20			0.38
Weighted average number of shares outstanding:
Basic	1,154.4	90.9			1,622.1
Diluted	1,161.7	91.2			1,629.4

AMCO-184

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor plc
Unaudited Pro Forma Condensed Combined Income Statement for the six months ended December 31, 2018
($ in millions and shares in millions, except per share data)

	Amcor Historical	Bemis Adjusted (Note 2)	Pro Forma Adjustments (Note 3, 4)		New Amcor Pro Forma Combined
Net Sales	4,549.6	2,029.2			6,578.8
Costs of sales	(3,701.0)	(1,623.8)	(13.6)	3b	(5,338.4)

Gross profit	848.6	405.4	(13.6)		1,240.4
Sales and marketing expenses	(101.6)	(61.2)			(162.8)
General and administrative expenses	(302.0)	(123.0)	7.3	3b, 4a	(417.7)
Research and development	(31.5)	(18.6)			(50.1)
Restructuring costs	(52.4)	(27.5)			(79.9)
Goodwill impairment	—	—			—
Other income, net	41.9	24.7			66.6

Operating income	403.0	199.8	(6.3)		596.5
Interest income	8.1	—			8.1
Interest expense	(112.4)	(38.5)			(150.9)
Other non-operating income (loss), net	3.1	1.2			4.3
Income before income taxes and equity in income (loss) of affiliated companies	301.8	162.5	(6.3)		458.0
Income tax (expense) benefit	(52.8)	(31.1)	8.5	3d	(75.4)
Equity in income of affiliated companies	(6.9)				(6.9)

Net income (loss)	242.1	131.4	2.2		375.7
Net income attributable to non-controlling interests	(5.1)	—			(5.1)

Net income attributable to Amcor Limited	237.0	131.4	2.2		370.6

Earnings per share attributable to shareholders:
Basic	0.20	1.44			0.23
Diluted	0.20	1.43			0.23
Weighted average number of shares outstanding:
Basic	1,154.0	91.0			1,621.7
Diluted	1,157.6	91.8			1,625.3

AMCO-185

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.     Basis of presentation

        The Pro Forma Financial Information is based on the historical consolidated financial statements of Amcor and the historical consolidated financial statements of Bemis, and has been prepared to reflect the Transaction. The Pro Forma Income Statements assumes the Transaction was completed on July 1, 2017. The Pro Forma Balance Sheet is based on the assumption that the Transaction was completed on December 31, 2018.

        The Pro Forma Financial Information has been adjusted to give effect to items that are directly attributable to the Transaction, factually supportable and with respect to the Pro Forma Income Statements, are expected to have a continuing impact on the results of operations of New Amcor. The Pro Forma Financial Information does not reflect the cost of any integration activities or benefits from the Transaction, including potential synergies that may be generated in the future. The Pro Forma Financial Information also does not reflect any divestitures or other actions that may be required by regulatory or governmental authorities in connection with obtaining approvals and clearances for the Transaction. The effects of the foregoing items could, individually or in the aggregate, materially impact the Amcor Pro Forma Financial Information.

        The Transaction will be accounted for as a business combination in accordance with GAAP under ASC 805. ASC 805 requires as the first step in the application of acquisition accounting for one of the combining entities to be identified as the acquirer. Amcor will be treated as the acquiring entity for accounting purposes. In identifying Amcor as the acquiring entity for accounting purposes, Amcor took into account the fact that following the completion of the Transaction, former Amcor shareholders are expected to hold approximately 71% of New Amcor and former Bemis shareholders are expected to hold approximately 29% of New Amcor. In addition, Amcor considered the voting rights of all equity instruments, the intended corporate governance structure of New Amcor, and the size of each of the companies. In assessing the size of each of the companies, Amcor evaluated various metrics, including, but not limited to: market capitalization, revenue, operating profit, and assets. No single factor was the sole determinant in the overall conclusion that Amcor is the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion.

        The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using estimated blended statutory rates, which are based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rates and the effective tax rate of New Amcor following the Transaction could be significantly different depending on post-Transaction activities and the geographical mix of New Amcor's profits or losses before taxes.

2.     Adjustments to Bemis' historical financial statements

        The financial statements below illustrate the impact of adjustments made to Bemis' historical financial statements as prepared in order to present them on a basis consistent with Amcor's financial statement presentation. These adjustments reflect Amcor's best estimates based upon the information currently available to Amcor, and could be subject to change once more detailed information is obtained.

        Bemis' audited consolidated balance sheet at December 31, 2018 was obtained in Bemis' Form 10-K for the fiscal year ended December 31, 2018 filed on February 15, 2019. Bemis' unaudited condensed consolidated income statement for the six months ended December 31, 2018 was derived by deducting the historical unaudited condensed consolidated statement of income for the six months ended June 30, 2018 appearing in Bemis' Quarterly Report on Form 10-Q for the period ended June 30, 2018 filed with the SEC on July 27, 2018 from the audited consolidated statement of income

AMCO-186

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

for the fiscal year ended December 31, 2018 appearing in Bemis' Form 10-K filed with the SEC on February 15, 2019. Bemis' unaudited condensed consolidated income statement for the year ended June 30, 2018 was derived by adding the income statement from the historical unaudited condensed consolidated statement of income for the six months ended June 30, 2018 appearing in Bemis' Quarterly Report on Form 10-Q for the period ended June 30, 2018 filed with the SEC on July 27, 2018 to the audited consolidated statement of income for the fiscal year ended December 31, 2017 appearing in Bemis' Annual Report on Form 10-K filed with the SEC on February 23, 2018 and deducting the historical unaudited condensed consolidated statement of income for the six months ended June 30, 2017 appearing in Bemis' Quarterly Report on Form 10-Q for the period ended June 30, 2017 filed with the SEC on July 28, 2017.

        Amcor performed a preliminary review of accounting policies as part of the preparation of this Pro Forma Financial Information and found no significant differences that require to be reflected. Following completion of the Transaction, New Amcor will conduct a final review of accounting policies in place at Bemis to determine if there are any differences that would require restatement or reclassification in the consolidated financial statements. As a result of that final review, New Amcor may identify differences among the accounting policies of the companies, when conformed, could have a material impact on this Pro Forma Financial Information.

AMCO-187

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Reclassification of the unaudited pro forma condensed combined balance sheet as of December 31, 2018
($ in millions)

	Bemis Historical	Reclassifications	Reference	Bemis Adjusted
Assets
Cash and cash equivalents	76.1			76.1
Trade receivables, net	443.3			443.3
Inventories	619.5			619.5
Prepaid expenses and other current assets	95.7			95.7

Total current assets	1,234.6	—		1,234.6
Property, plant and equipment, net	1,250.3	(73.1)	2A	1,177.2
Deferred tax assets	—			—
Deferred charges and other assets	119.5	(119.5)	2B	—
Other intangible assets, net	121.4	73.1	2A	194.5
Goodwill	845.2			845.2
Employee benefit asset	—			—
Other non-current assets	—	119.5	2B	119.5

Total non-current assets	2,336.4	—		2,336.4

Total assets	3,571.0	—		3,571.0

Liabilities and shareholders' equity
Liabilities
Current portion of long-term debt	1.8			1.8
Short-term debt	10.2			10.2
Trade payables	515.9	(55.5)	2C	460.4
Accrued employee costs	94.3			94.3
Accrued income and other taxes	33.3	(33.3)	2D	—
Other current liabilities	46.1	88.8	2C, 2D	134.9

Total current liabilities	701.6	—		701.6
Long-term debt, less current portion	1,348.6			1,348.6
Deferred tax liabilities	166.7			166.7
Employee benefit obligation	—	75.7	2E	75.7
Other non-current liabilities	138.2	(75.7)	2E	62.5

Total non-current liabilities	1,653.5	—		1,653.5

Total liabilities	2,355.1	—		2,355.1

Equity
Ordinary shares	12.9			12.9
Treasury shares, at cost	(1,332.4)			(1,332.4)
Additional paid-in capital	604.2			604.2
Retained earnings	2,456.7			2,456.7
Accumulated other comprehensive income (loss)	(525.5)			(525.5)

Total shareholders' equity	1,215.9	—		1,215.9

Total shareholders' equity and liabilities	3,571.0	—		3,571.0

AMCO-188

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Reclassification of the unaudited pro forma condensed combined income statement for the year ended June 30, 2018 ($ in millions)

	Bemis Historical	Reclassifications	Reference	Bemis Adjusted
Net sales	4,099.4	—		4,099.4
Costs of sales	(3,297.9)	—		(3,297.9)

Gross profit	801.5	—		801.5
Selling, general and administrative expenses	(384.3)	384.3	2F, 2G	—
Sales and marketing expenses	—	(119.1)	2F	(119.1)
General and administrative expenses	—	(265.2)	2G	(265.2)
Research and development	(38.7)	—		(38.7)
Restructuring costs	(66.6)	—		(66.6)
Loss on deconsolidation of Venezuelan subsidiaries	—	—		—
Goodwill impairment	(196.6)	—		(196.6)
Other income (costs), net	21.8	—		21.8
Equity in income of affiliated companies	—	—		—

Operating income	137.1	—		137.1
Interest income	—	—		—
Interest expense	(71.4)	—		(71.4)
Other non-operating income (loss)	(5.2)	—		(5.2)

Income before taxes	60.5	—		60.5
Income tax expense (benefit)	48.7	—		48.7
Equity in income (loss) of affiliated companies	—	—		—

Net income (loss)	109.2	—		109.2

AMCO-189

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Reclassification of the unaudited pro forma condensed combined income statement for the six months ended December 31, 2018 ($ in millions)

	Bemis Historical	Reclassifications	Reference	Bemis Adjusted
Net sales	2,029.2	—		2,029.2
Costs of sales	(1,623.8)	—		(1,623.8)

Gross profit	405.4	—		405.4
Selling, general and administrative expenses	(184.2)	184.2	2F, 2G	—
Sales and marketing expenses	—	(61.2)	2F	(61.2)
General and administrative expenses	—	(123.0)	2G	(123.0)
Research and development	(18.6)	—		(18.6)
Restructuring costs	(27.5)	—		(27.5)
Loss on deconsolidation of Venezuelan subsidiaries	—	—		—
Goodwill impairment	—	—		—
Other income (costs), net	24.7	—		24.7
Equity in income of affiliated companies	—	—		—

Operating income	199.8	—		199.8
Interest income	—	—		—
Interest expense	(38.5)	—		(38.5)
Other non-operating income (loss)	1.2	—		1.2

Income before taxes	162.5	—		162.5
Income tax expense (benefit)	(31.1)	—		(31.1)
Equity in income (loss) of affiliated companies	—	—		—

Net income (loss)	131.4	—		131.4

        The classification of certain items presented by Bemis has been reclassified in order to align with the presentation used by Amcor.

Reference:

A.
$73.1 of Bemis internal use software was reclassified from property, plant and equipment, net to other intangible assets, net.

B.
$119.5 of Bemis deferred charges and other assets was reclassified to other non-current assets.

C.
$55.5 of Bemis goods received and not invoiced liabilities were reclassified from trade payable to other current liabilities.

D.
$33.3 of Bemis accrued income and other taxes was reclassified to other current liabilities.

E.
$75.7 of Bemis noncurrent pension and other post retirement liabilities were reclassified from other noncurrent liabilities to employee benefit obligations.

F.
$119.1 of Bemis selling, general and administrative expenses was reclassified to sales and marketing expenses for the year ended June 30, 2018. $61.2 of Bemis selling, general and administrative expenses was reclassified to sales and marketing expenses for the six months ended December 31, 2018.

G.
$265.2 of Bemis selling, general and administrative expenses was reclassified to general and administrative expenses for the year ended June 30, 2018. $123.0 of Bemis selling, general and administrative expenses was reclassified to general and administrative expenses for the six months ended December 31, 2018.

AMCO-190

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

3.     Purchase price adjustments

        The Pro Forma Balance Sheet and the Pro Forma Income Statements give effect to the following assumptions and adjustments:

        The Transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with GAAP. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available to date. Significant judgment is required in determining the estimated fair values of definite lived intangible assets, inventory, property, plant and equipment. Such a valuation requires estimates and assumptions including, but not limited to, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Amcor believes the fair values recognized for the assets to be acquired and the liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available. The actual fair values will be determined upon the consummation of the Transaction and therefore may vary from these estimates.

(a)   Preliminary purchase consideration

        The total preliminary purchase consideration as of February 5, 2019 amounts to $4,695.7 million and has been calculated as follows:

(in million shares, except where noted)	Reference

Estimated number of New Amcor Shares to be delivered to Bemis shareholders as of December 31, 2018, for purpose of preparing the Pro Forma Balance Sheet and EPS, assuming the New Amcor Shares have been delivered on July 1, 2017.

Bemis Shares	a1	91.2
Shares related to Bemis stock awards which vest prior to and upon change in control	a2	0.5
Total adjusted Bemis Shares		91.7
Exchange ratio		5.1x

Total estimated number of New Amcor Shares to be delivered		467.7
Preliminary purchase consideration:
Estimated number of New Amcor Shares to be delivered to Bemis		467.7
Multiplied by market price of each Amcor Share on February 5, 2019	a3	10.04

Fair value of New Amcor Shares to be issued in exchange of Bemis Shares		4,695.7

          1)    Represents the number of Bemis Shares issued and outstanding as of February 13, 2019.

          2)    Includes 0.5 million Bemis Shares expected to be issued on completion of the Transaction. All of Bemis' existing share award grants include a provision in which they immediately vest upon a change in control.

          3)    To determine the preliminary purchase consideration, Amcor's closing price on February 5, 2019 of 13.86 Australian dollars on ASX has been used, which was translated to U.S. dollars based on the closing exchange rate of 0.72 on that day. The actual purchase price and exchange rate will fluctuate between February 5, 2019 and the closing date of the Transaction. A 10% increase in either the value of the Amcor share price or the exchange rate would increase the fair value of the purchase consideration and goodwill by $469.6 million. A 10% decrease in the value of the share price or exchange rate would decrease the purchase consideration and goodwill by $469.6 million.

AMCO-191

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

(b)   Preliminary purchase consideration allocation

        Under the acquisition method of accounting, the preliminary purchase consideration is allocated to Bemis' assets and liabilities based on their estimated fair values. The preliminary allocation included in the Pro Forma Financial Information below has been developed based on preliminary estimates of fair value as of December 31, 2018 and is therefore subject to change.

        The preliminary allocation adjustments were estimated by Amcor using publicly available information. Until the Transaction is completed, Amcor and Bemis are limited in their ability to share information with each other. Upon completion of the Transaction, Amcor will true up these estimates and review the remaining identifiable Bemis assets and liabilities for any additional fair value adjustments.

        The preliminary allocation of the purchase consideration as of February 5, 2019 is estimated as follows:

Goodwill adjustment ($ in millions)

Preliminary purchase consideration	4,695.7
Allocation of preliminary purchase consideration
Estimated fair value of assets acquired:
Inventories	658.6
Property, plant, and equipment, net (excluding internal use software)	1,447.0
Identifiable intangible assets	1,210.0
Other assets, which approximate historical carrying value	1,579.8
Total estimated fair values of liabilities assumed, which approximate historical carrying value	(2,355.1)
Deferred taxes liabilities on fair value adjustments	(304.6)
Goodwill adjustment	2,460.0

Inventory purchase price adjustment

Fair Value ($ in millions)
Fair value of inventory	658.6
Less: historical net book value	(619.5)

Adjustment to inventory	39.1

        This increase is not reflected in Pro Forma Income Statement because it does not have a continuing impact.

AMCO-192

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Property, plant and equipment, net purchase price adjustment

	Fair Value ($ in millions)	Weighted-Average Estimated Useful life (in years)	Annual depreciation ($ in millions)	Six month depreciation ($ in millions)
Fair value of property, plant and equipment, net	1,447.0	8.3	173.5	87.2
Less: Bemis' reclassified historical net book value of property, plant and equipment, net	1,177.2	Less historical depreciation	153.3	73.6

Adjustment to property, plant and equipment, net	269.8	Adjustments to	20.2	13.6

		depreciation expense, included in cost of sales

Other intangible assets, net purchase price adjustment

	Fair Value ($ in millions)	Weighted-Average Estimated Useful life (in years)	Annual amortization ($ in millions)	Six month amortization ($ in millions)
Trademark	81.0	6.0	13.5	6.8
Technology	121.0	8.0	15.1	7.6
Customer relationships	1,008.0	14.0	72.0	36.0

Total acquired identifiable intangible assets	1,210.0		100.6	50.4
Less Bemis' reclassified historical net book value of intangible assets	194.5	Less historical amortization	17.2	8.3

		expense
Adjustment to intangible assets	1,015.5	Adjustments to	83.4	42.1

		amortization expense

Adjustment to deferred tax liabilities (in millions)

	Fair value adjustment	Deferred tax liability— current	Deferred tax liability— non-current
Fair value adjustment for inventory	39.1	9.0
Fair value adjustments for property, plant and equipment, net	269.8		62.1
Fair value adjustments for intangible assets	1,015.5	—	233.5

Adjustment to deferred tax liabilities		9.0	295.6

AMCO-193

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

(c)   Elimination of Bemis shareholder's equity

(in millions)	Bemis Adjusted
Shareholders' Equity
Purchase price adjustments impact on net assets
Plus adjustment to total assets	3,784.4
Less adjustments to total liabilities	(304.6)
3,479.8
Less elimination of Bemis shareholders' equity components:
Ordinary shares	12.9
Treasury shares, at cost	(1,332.4)
Retained earnings	2,456.7
Accumulated other comprehensive income (loss)	(525.5)

Adjustment to Additional paid-in capital	4,091.5

(d)   Income tax expense

        The tax impact related to the purchase price adjustments are represented in the Pro Forma Income Statements based on the tax rates when the expenses were originally recognized. The pro forma adjustments of $31.1 million for the year ended June 30, 2018 and $8.5 million for the six months ended December 31, 2018 represent the income tax effect of unwinding of deferred taxes associated with fair value uplifts recognized in purchase accounting for intangibles and plant and equipment as described in Note 3(b) at the average statutory tax rate in effect for the period.

        As the U.S. federal statutory tax rate changed as of January 1, 2018, from 35% to 21%, a blended statutory tax rate of 30% was applied to pro forma adjustments for the year ended June 30, 2018. This represented the weighted average statutory tax rate of 37% prior to January 1, 2018 and the 23% after January 1, 2018. The weighted average statutory tax rate of 23% after January 1, 2018 was applied to pro forma adjustments for the six months ended December 31, 2018.

        The effective tax rate of New Amcor could be significantly different depending on post-acquisition activities, such as geographical mix of income.

4.     Other pro forma adjustments

(a)   Transaction costs

        As of December 31, 2018, Amcor and Bemis had incurred $49.4 million of non-recurring costs associated with the Transaction, including $9.3 million related to pre Transaction integration work. An adjustment has been made to remove these expenses from the Pro Forma Income Statement for the six months ended December 31, 2018 as they are not expected to have a continuing impact on the results of operations of New Amcor. No significant costs associated with the Transaction had been incurred as of June 30, 2018, therefore no such adjustment was made to the Pro Forma Income Statement for the year ended June 30, 2018. Amcor and Bemis have estimated that approximately $150 million in costs related to the Transaction (excluding any further integration costs) will be incurred subsequent to December 31, 2018, therefore an adjustment has been made to other current liabilities to accrue for estimated costs related to the Transaction. These amounts have not been tax effected as the tax

AMCO-194

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

deductibility of these items is not certain. A summary of estimated transaction costs to be incurred subsequent to December 31, 2018 is as follows:

Bemis employee entitlement and retention Costs	65

Banking and Advisory Costs	60
Legal Costs	12
Accounting, Audit and Compliance Costs	10
Other Costs	3

Total all costs	150

(b)   Intercompany eliminations

        As of December 31, 2018, Amcor and Bemis are not aware of any significant intercompany transactions between Amcor and Bemis.

(c)   Effect of Transaction Agreement on existing contracts

        As of December 31, 2018, Amcor and Bemis do not expect any material changes to their material contracts with customers as a result of the Transaction.

(d)   Existing Bemis management agreements and other compensatory arrangements

        Bemis has management agreements in place with its executive officers. The agreements contain clauses based on which, if the executive officers are terminated without cause or experience a constructive involuntary termination within three months prior to or 36 months subsequent to the completion of the Transaction, they will be entitled to receive certain payments and benefits. For the Bemis named executive officers, the aggregate cash payments would be $36.9 million, the accelerated equity payments would be $14.1 million and the value of other benefits would be $0.5 million. The effects of the Bemis management agreements have been reflected in the Pro Forma Financial Information in the estimated transaction costs of $150 million.

        Were all Bemis named executive officers terminated within the window of time provided in the respective management agreements, Amcor would be required to make the following payments in total:

Cash	36.9
Equity	14.1
Benefits	0.5

Total	51.5

        Certain Bemis named executive officers have received retention bonus awards totaling $1.3 million which will vest and be paid on the one-year anniversary of the completion of the Transaction or such earlier termination of the executive officer's employment other than for misconduct or non-performance. These bonus awards have not been reflected on the Pro Forma Balance Sheet as the necessary service period has not been met for the liability to be paid. Additionally, these bonus awards are not reflected in the Pro Forma Income Statements as they will not have a continuing impact on the results of operations of New Amcor.

        Certain non-named executive officers also have management and retention agreements containing provisions similar to those described above. These executives would be entitled to receive aggregate cash payments of $2.4 million, accelerated equity payments of $2.5 million and other benefits valued at $0.1 million. These are not reflected on the Pro Forma Balance Sheet as the necessary service period has not been met for the liability to be paid. Additionally, these are not reflected in the Pro Forma

AMCO-195

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Income Statements as they will not have a continuing impact on the results of operations of New Amcor.

(e)   Amcor equity share arrangements

        All existing Amcor equity share arrangements will automatically be converted to equal equity share awards in New Amcor, as described herein.

(f)    Refinancing

        Amcor is likely to refinance some of the existing debt arrangements of Amcor and Bemis due to the change in control as described in Note 4(g). Until regulatory approval of the Transaction has been obtained, Amcor's information with regard to Bemis is limited. Amcor is in the process of evaluating the refinancing plan.

(g)   Reclassification of long-term debt

        Due to change of control provisions, Amcor and Bemis have a pro forma adjustment to reclassify $1,808.8 million from long-term debt to current portion of long-term debt as of December 31, 2018. The total reclassification of long term debt to current portion of long term debt has been calculated as follows:

Amcor:
Bank loans	1,170.5
Euro notes due 2020	114.5
U.S. dollar notes due 2021	273.8
Bemis:
Commercial Paper	50.0
Term Loan	200.0
Total	1,808.8

(h)   Bemis long-term incentive plan

        Bemis has a long-term incentive plan with its employees that contains clauses which trigger change of control provisions at the consummation of the Transaction. Upon completion of the Transaction, all of the Bemis restricted stock units ("Bemis RSUs") outstanding immediately prior to the effective time will be cancelled in exchange for cash and stock, as applicable. Amcor and Bemis expect to settle 0.4 million Bemis RSUs for $18.6 million in New Amcor Shares and $0.9 million in cash (including historic dividends on vested Bemis Shares) before adjustment for applicable taxes (0.2 million New Amcor Shares are expected to be issued after adjustment for applicable taxes).

        Bemis also has outstanding associated rights to the issuance of additional Bemis Shares that vest upon the achievement of Bemis performance goals ("Bemis PSUs"). Upon completion of the Transaction, all Bemis PSUs outstanding immediately prior to the effective time will be cancelled in exchange for cash and stock. Amcor and Bemis expect to settle 0.4 million Bemis PSUs for $22.8 million in New Amcor Shares and $1.1 million in cash (including historic dividends on vested Bemis Shares) before adjustment for applicable taxes (0.3 million New Amcor Shares are expected to be issued after adjustment for applicable taxes).

AMCO-196

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION

        The following table summarizes unaudited per share information for (a) Amcor and Bemis on a historical basis, (b) Amcor on an unaudited pro forma combined basis and (c) Bemis on an unaudited pro forma equivalent basis. The following information should be read in conjunction with the audited consolidated financial statements and accompanying notes of Amcor and Bemis included or incorporated by reference herein, and the unaudited pro forma condensed combined financial information beginning on page [    •    ] of this proxy statement/prospectus. The unaudited pro forma combined financial information of Amcor and the unaudited pro forma equivalent financial information of Bemis are presented for illustrative purposes only and are not necessarily indicative of what the operating results or financial position would have been if the transaction had been completed as of the beginning of the period presented, nor are they necessarily indicative of the future operating results or financial position of New Amcor. The unaudited pro forma combined financial information of Amcor and the unaudited pro forma equivalent financial information of Bemis are preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates. The historical earnings per share, cash dividends declared per share and book value per share of Amcor and Bemis shown in the table below are derived from the audited consolidated financial statements as of and for the fiscal year ended June 30, 2018 and the unaudited condensed consolidated financial statements for the six months ended December 31, 2018 in respect of Amcor, and the audited consolidated financial statements as of and for the year ended December 31, 2017 and the audited condensed consolidated financial statements as of and for the year ended December 31, 2018 in respect of Bemis.

	Amcor			Bemis
	Historical	Unaudited Pro Forma Combined		Historical	Unaudited Pro Forma Equivalent(1)
As of and for the Year Ended June 30, 2018
Diluted earnings per share	$0.49	$0.38		$1.20	$1.92
Cash dividends declared per share	0.45	0.39		1.23	2.01
Book value per share	0.54	N/A	(2)	12.85	N/A	(2)
As of and for the Six Months Ended December 31, 2018
Diluted earnings per share	$0.20	$0.23		$1.43	$1.16
Cash dividends declared per share	0.24	0.21		0.63	1.07
Book value per share	0.49	3.15		13.36	16.06

(1)
The pro forma equivalent per share amounts were calculated by multiplying the unaudited pro forma combined per share amounts by the exchange ratio of 5.1 shares of Amcor common stock per share of Bemis common stock.

(2)
The preparation of an unaudited pro forma condensed combined balance sheet for June 30, 2018 is not required.

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MARKET PRICES OF AMCOR SHARES AND BEMIS SHARES AND DIVIDEND INFORMATION

Stock Prices

        Amcor Shares are listed on the ASX under the symbol "AMC." Bemis Shares are listed on the NYSE under the symbol "BMS." The table below sets forth, for the periods indicated, the high and low closing prices per share reported on the ASX and on the NYSE, as applicable.

	Amcor Shares (A$)		Bemis Shares ($)
	High	Low	High	Low
For the calendar quarter ended:
2019
First Quarter (through February 20, 2019)	14.78	13.20	53.25	45.56
2018
Fourth Quarter	13.76	12.71	48.76	43.64
Third Quarter	15.37	13.65	53.00	41.51
Second Quarter	14.64	13.12	45.13	40.86
First Quarter	15.41	13.71	48.89	42.52
2017
Fourth Quarter	16.10	14.81	49.60	42.85
Third Quarter	16.48	15.13	49.84	40.60
Second Quarter	16.78	14.92	50.47	43.13
First Quarter	15.52	13.89	51.98	47.83
2016
Fourth Quarter	15.78	13.62	51.44	47.22
Third Quarter	16.50	14.62	53.32	49.85
Second Quarter	16.66	14.02	53.88	47.28
First Quarter	14.60	12.06	54.19	42.45
        On August 6, 2018, the last trading day before the public announcement of the signing of the Transaction Agreement, the closing price per Amcor Share on the ASX was A$14.37 and the closing price per Bemis Share on the NYSE was $51.06. On February 20, 2019, the latest practicable date before the date of this proxy statement/prospectus, the closing price per Amcor Share on the ASX was A$14.77 and the closing price per Bemis Share on the NYSE was $53.21. The table below sets forth the equivalent market value per Bemis Share on August 6, 2018, as determined by multiplying the closing price of Amcor Shares on the ASX on that date by the exchange ratio of 5.1. Although the exchange ratio is fixed, the market prices of Amcor Shares and Bemis Shares will fluctuate before the Bemis Special Meeting and the closing of the transaction. The market value of the consideration ultimately received by Bemis shareholders will depend on the closing price of Amcor Shares on the date such Bemis shareholders receive their New Amcor Shares.

	Amcor Shares— Historical (A$)	Bemis Shares— Historical ($)	Bemis Shares— Equivalent Per Share ($)
August 6, 2018	14.37	51.06	54.14	(1)

(1)
Based on an Australian dollar to U.S. dollar exchange rate of approximately 0.74, as of August 6, 2018.

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Dividend Information

        The table below sets forth, for the periods indicated, the dividends declared on Amcor Shares and Bemis Shares.

	Amcor Shares (A$)	Bemis Shares ($)
	Dividend	Dividend
2018
Fourth Quarter	—	0.31
Third Quarter	0.3265	0.31
Second Quarter	—	0.31
First Quarter	0.2617	0.31
2017
Fourth Quarter	—	0.30
Third Quarter	0.2985	0.30
Second Quarter	—	0.30
First Quarter	0.2560	0.30
2016
Fourth Quarter	—	0.29
Third Quarter	0.2862	0.29
Second Quarter	—	0.29
First Quarter	0.2673	0.29

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BUSINESS OVERVIEW OF AMCOR

Overview

        Amcor is a global packaging company that generated total sales revenue of over $9 billion in fiscal year 2018. Amcor employs more than 33,000 people in around 195 facilities in more than 40 countries, and is the leader in developing and producing a broad range of packaging products, including flexible packaging, rigid containers, specialty cartons and closures. In fiscal year 2018, the majority of sales were made to the defensive food, beverage, pharmaceutical, medical device home and personal care and other consumer goods end use areas.

Global Footprint

        Amcor has a globally-diverse operational footprint with products sold throughout Europe, North America, Latin America, Africa and the Asia Pacific regions. The map below shows the locations and number of facilities and centers of excellence across Amcor's operations, as of June 30, 2018.

Segment Overview

        Amcor's business is organized along its two reportable segments:

Flexibles

        Amcor's Flexibles reporting segment develops and supplies flexible packaging globally. With approximately 26,000 employees and around 130 facilities in 37 countries as of June 30, 2018, the Flexibles reporting segment is one of the world's largest suppliers of flexible packaging and specialty

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cartons. For fiscal year 2018, the Flexibles reporting segment generated $6.5 billion of sales revenue, representing 70% of Amcor's total sales revenue.

        The Flexibles reporting segment is made up of four operating business groups, each of which manufactures flexible and film packaging for their respective regions and industries:

  •
  Flexibles Europe, Middle East & Africa.  Provides packaging for the food and beverage industry, including confectionery, coffee, fresh food, healthcare, dairy and pet food packaging.

  •
  Flexibles Americas.  Produces flexible packaging for customers in healthcare, fresh produce and snack foods.

  •
  Flexibles Asia Pacific.  Provides packaging for the food and beverage industry including, confectionery, coffee, fresh food and dairy and packaging for healthcare and home and personal care.

  •
  Specialty Cartons.  Manufactures specialty folding cartons for tobacco, consumer goods, snacks and confectionery, personal care and other industries.

Rigid Plastics

        Amcor's Rigid Plastics reporting segment is one of the world's largest manufacturers of polyethylene terephthalate ("PET") products along with rigid plastic containers and closures using other plastic resins. As of June 30, 2018, the Rigid Plastics reporting segment employed approximately 7,000 employees at around 60 facilities in 12 countries. For fiscal year 2018, Amcor's Rigid Plastics reporting segment generated $2.8 billion of sales revenue, representing 30% of Amcor's total sales revenue.

Amcor's Strategy

        Amcor's strategy focuses on making thoughtful choices about where to play and how to win, emphasizing the many things that differentiate Amcor from other companies. The strategy includes three elements:

  •
  focused portfolio of businesses;

  •
  differentiated capabilities; and

  •
  winning aspiration.

Shareholder Value Creation

        Amcor's aspiration is to be the leading global packaging company. This means Amcor needs to win for customers, employees, investors and the environment. These are the key stakeholder groups that depend on Amcor in one way or another for their own success.

        How Amcor wins for investors is reflected in its shareholder value creation model. This model sets out how Amcor's cash flow can be deployed with the aim to consistently deliver 10% to 15% of additional value to shareholders each year.

        The model starts with strong and consistent cash flow generated from the portfolio of businesses servicing customer staple end use areas, where demand typically exhibits low levels of volatility. This cash is then used to create value for shareholders by:

  •
  paying dividends—Amcor has been committed to a competitive, progressive dividend which has historically provided an attractive yield of around 4% per annum;

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  •
  reinvesting in the business to drive organic growth—in most years Amcor would expect organic earnings per share growth of around 3% to 4% which comes primarily from ongoing commercial and cost productivity initiatives, growing with large global and local customers, innovation and sustainability and growth in emerging markets; and

  •
  pursuing acquisitions at attractive returns, and/or returning any residual cash to shareholders.

Organic Growth

        Amcor pursues ongoing commercial and cost productivity initiatives, supported by "The Amcor Way," the differentiated capabilities developed consistently across Amcor to drive performance and competitive advantage.

  Customer Relationships

        Amcor has strong relationships with customers around the world. Amcor's value proposition to large, global fast-moving consumer goods customers is based largely on its innovation and ability to supply such customers globally.

        At the same time, Amcor has a proven track record of success with small and medium sized customers. Today, brands emerge quickly to capture disproportionate shares of growth in many product categories. Amcor is well positioned to meet the needs of these customers with tailored packaging solutions.

  Innovation and Sustainability

        Amcor is highly regarded by customers and third parties for innovation. In the last three years, Amcor has earned recognition through more than 30 awards for innovation. Amcor's dedication to innovation has resulted in packaging that is more functional, more attractive, more intelligent and better for the environment. This helps Amcor's customers grow and protects their brands and consumers, while utilizing more sustainable packaging.

        In January 2018, Amcor became the first global packaging company pledging to developing all of its packaging to be recyclable or reusable by 2025. Amcor also committed to significantly increasing its use of recycled materials, and to help drive greater recycling of packaging around the world. Much of Amcor's packaging is already recyclable or reusable and Amcor is further designing packaging that uses less material in the first place. Amcor collaborates with global brands, retailers and non-governmental organizations to address the challenges of plastics in the environment.

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  Emerging Markets

        Amcor has been operating in many emerging market countries for more than 20 years, has a deep understanding of the varying business environments and local cultures, and produces attractive margins and returns from them.

        Typically, emerging markets exhibit accelerating consumer spending on products that require the type of packaging that Amcor produces as incomes rise and consumer needs develop. Over the long term, Amcor expects those evolving needs—in areas like food safety, extended shelf life and individual portion packs—will continue to drive strong growth in emerging markets.

Acquisition Growth

        Given the high number of competitors across the product portfolios where Amcor chooses to operate, there is a rich pipeline of acquisition opportunities available for Amcor to pursue. Amcor expects to continue to grow through a pragmatic, but disciplined approach to mergers and acquisitions.

Competitive Strengths

Globally Diversified Earnings Base With Leading Global Positions

        Amcor has grown to become a leader with global scale in flexibles packaging and rigid plastics packaging. These leading positions are supported by Amcor's focus on technology and innovation, through which Amcor strives to develop leading packaging solutions for its customers, who operate predominantly in the food, beverage, home and personal care and consumer goods industries.

        Amcor currently operates in over 40 countries with a broad footprint across developed markets (including Western Europe, North America (primarily the U.S.) and Australia and New Zealand) and emerging markets (including Asia, Latin America, Eastern Europe and Africa). Amcor believes that its global operating footprint and its proven experience in packaging allow it to leverage relationships with suppliers and customers and to take advantage of economies of scale. Amcor believes that its leading positions and global capability make it a supplier of choice for many of its large global customers. During fiscal year 2018, long term supply agreements were completed with several multinational companies, reinforcing the value of global supply capabilities. At the same time, with 195 facilities around the world, Amcor also has the agility and responsiveness to make it a valuable supplier to smaller, local customers.

Defensive and Stable Earnings

        Amcor's earnings are derived from a range of robust end use areas, including the food, beverage, pharmaceutical, medical device, home and personal care and other consumer goods industries. Amcor believes that the relatively non-cyclical nature of consumer demand for the products in such industries, when coupled with the diversity of its customer base and its broad geographic footprint, provides a platform for comparatively stable sales revenue throughout the economic cycle.

Blue Chip Diversified Customer Base

        Amcor's largest customers include some of the world's most recognized global brands. Amcor has built long-term relationships with these and other customers, in many cases across multiple geographies and products. Amcor has also supported many of its customers as they have expanded their operations into new regions as part of Amcor's "follow our customer" approach to development.

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Diversified Product Mix and Innovation Leader in Packaging Products

        Amcor provides a broad and diverse product mix, including flexible packaging products and rigid plastic containers. Amcor's portfolio of products has been built through its continuous focus on innovation. Amcor works so that its customers place greater emphasis on Amcor as an innovation leader for the products it sells and for the industry generally. Amcor does this by, among other things, seeking to reduce the weight of its packaging, enhancing barrier properties and developing packaging technologies to give products a longer shelf life, improving product safety, enhancing the functionality of packaging products with convenient features such as easy open and reseal, as well as creating systems and technologies to more efficiently employ resources in the production process and reduce waste.

        For fiscal years 2018, 2017 and 2016, Amcor spent $72.7 million, $69.1 million and $69.7 million, respectively, in research costs, the majority of which related to new product development and implementation, material and analytical sciences to support development activities and new technology.

        Amcor is regularly recognized for its new product innovation and as an industry leader in responsible corporate practices. For instance, in the last three years Amcor has earned recognition through more than 30 awards for innovation. In 2018, Amcor won two honors in the Dow Awards for Packaging Innovation. Amcor's Liquiform® technology applied to Nature's Promise hand soap was a diamond finalist, recognized for its ability to reduce supply chain costs and improve packaging consistency and lowering the carbon effects associated with filling and packaging. Amcor also received a silver award for the easy-opening flexible PushPop® pouch for Mentos brand gum.

Sustainability Leadership

        Amcor believes plastic packaging is vital to assuring the safety and performance of thousands of products. Amcor's packaging protects food, beverages, medicines and many other essential goods. It minimizes spoilage or breakage, preserves the resources that customers invest in their products and gets products to consumers fit and safe for their intended use. Amcor believes that sustainability and growth are complementary. Both are necessary to be competitive and to meet customer needs now and in the future.

        Amcor's commitment to environmental stewardship and product responsibility have helped Amcor achieve widespread recognition as a sustainability leader. For example,

  •
  Amcor is included in the Dow Jones Sustainability Index for the Australia and Asia Pacific Index, the Carbon Disclosure Project Climate Disclosure Leadership Index for Australia, the MSCI Global Sustainability Index and the FTSE4Good Index; and

  •
  Amcor's work with the UN World Food Programme led to Amcor's recognition as one of the top 50 companies in Fortune magazine's annual Change the World report for 2017.

        Amcor's approach to sustainability focuses on the three key areas listed below. Amcor's global Sustainability Leadership Council ("SLC") coordinates company-wide initiatives in these three areas in collaboration with Amcor's operations, research and development, sales, marketing and procurement teams. The SLC is led by Amcor's Vice President Sustainability and reports to Amcor's Global Management Team each quarter.

Products—Advancing the sustainability of packaging

        Amcor regularly improves the environmental attributes of its packaging. Amcor collaborates with customers, suppliers and recyclers to create better packaging using data-driven design principles, innovative material selection, light weighting and down gauging, and design for recycling and recovery.

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        In January 2018, Amcor pledged to develop all its packaging to be recyclable or reusable by 2025 and committed to significantly increasing its use of recycled materials, while working with others to drive consistently greater worldwide recycling of packaging.

Operations—Protecting the environment and reducing the impact on the world

        Amcor is committed to preventing, where possible, and minimizing adverse environmental impacts, including waste, emissions and discharges from its operations and products. All Amcor facilities have an environmental management system in place (e.g., ISO 14001 or equivalent) which must be appropriate for the risk associated with operations at each site and the local regulations associated with the site's geographic location.

Capabilities—Leading and contributing to collaboration that addresses urgent environmental and humanitarian challenges

        Amcor believes that engaged employees behave more safely and productively, are more customer focused and are more likely to remain longer with the organization. Amcor is focused on attracting top talent through an accelerated career development program, the goal of which is to build a pipeline of future commercial leaders.

Strong and Disciplined Pathways to Growth

        Amcor has a long history of growth in its core businesses, which has been derived from both organic and acquisition sources. A focus on meeting its customers' needs and being a leader in packaging innovation continues to drive organic growth. Amcor works closely with its key customers to align growth plans with their expected demand for Amcor's products. This allows Amcor to develop and tailor new projects in response to its customers' needs. Amcor's organic growth is supplemented by a focus on acquiring complementary businesses with strong strategic and financial track records.

        Additionally, Amcor's inorganic growth through acquisitions has facilitated its expansion into new geographies and industries. In the last nine years, Amcor has completed over 30 acquisitions ranging from small businesses to larger-scale companies. The transactions which have had a material impact on Amcor's business portfolio in recent years include the acquisitions of Alcan Packaging in February 2010, Ball Plastics Packaging in August 2010, Alusa in June 2016 and the North American rigid plastics blow-moulding operations of Sonoco Products Company in November 2016. In an effort to enhance shareholder value, the company also demerged its Australasia and Packaging Distribution business in December 2013 to enable Amcor to increase its focus and better pursue its growth agenda and strategic priorities.

        Amcor believes its ability to integrate acquired entities is central to how Amcor successfully creates value from such acquisitions. To support these integration efforts, Amcor has developed a "best practice" integration capability to assist in delivering greater consistency across systems and processes with that of each acquired business. Amcor believes this integration capability supports the delivery of expected synergies and assists the ability to outperform those expectations over time.

Experienced Leadership Team

        Amcor Chief Executive Officer and Managing Director Ronald Delia and the other members of the Global Management Team ("GMT") are striving to create the leading global packaging company, an organization committed to winning on behalf of its people, customers, investors and the environment. The GMT consistently applies Amcor's shareholder value creation model—generating and redeploying strong cash flow to deliver superior returns over time with low volatility.

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        Mr. Delia has been with Amcor since 2005, serving as chief financial officer, as general manager of Amcor's rigid containers business in Latin America and in corporate operations. The GMT prioritizes and demonstrates essential capabilities that make up "The Amcor Way": talent, commercial excellence, operational leadership, innovation and cash and capital discipline. Together, GMT members average more than a decade with Amcor, in addition to a broad range of experiences and accomplishments with large corporations in the global-packaging sector and other industries.

        The members of Amcor's board of directors have extensive commercial, capital markets and governance experience. As evidenced by the material holding of Amcor Shares by the majority of the directors, Amcor's board of directors is committed to ensuring its interests are aligned with those of Amcor shareholders, including when considering transactions such as this.

Facilities

        The following table lists the number of Amcor principal manufacturing facilities, countries served and the approximate number of employees by reporting segment as of June 30, 2018:

	Flexibles	Rigid Plastics
Number of Plants	~135	~60
Countries	37	12
Employees	~26,000	~7,000

        Amcor also owns or leases office space, warehouses, distribution centers and research and other facilities throughout the world. Amcor's manufacturing factories and principal properties have been selected and developed to support its key business locations and are carefully managed to ensure their productive capacities are appropriately maintained.

Sustainability & Environmental Matters

        Amcor believes its commitment to responsible packaging is integral to its success. Responsible packaging protects the product, extends its shelf life and can reduce a significant amount of waste throughout the supply chain.

        In January 2018, Amcor pledged to develop all its packaging to be recyclable or reusable by 2025 and committed to significantly increasing its use of recycled materials, while working with others to drive consistently greater worldwide recycling of packaging.

        Amcor's operations and the real property that it owns or leases are subject to broad environmental laws and regulations by multiple jurisdictions. These laws and regulations pertain to the discharge of certain materials into the environment, handling and disposition of waste, and cleanup of contaminated soil and ground water as well as various other protections of the environment. Amcor believes that it is in substantial compliance with applicable environmental laws and regulations based on implementation of its Environmental, Health, and Safety Management System and regular audits. However, Amcor cannot predict with certainty that we will not in the future incur liability with respect to noncompliance with environmental laws and regulations due to contamination of sites formerly or currently owned or operated by Amcor (including contamination caused by prior owners and operators of such sites) or the off-site disposal of regulated materials, which could be material. In addition, these laws and regulations are constantly changing, and Amcor cannot always anticipate these changes.

Intellectual Property

        Amcor is the owner or licensee of a number of patents and patent applications that relate to certain of its products, manufacturing processes and equipment. Amcor also has a number of trademarks and trademark registrations. Amcor regards these patents, licenses and trademarks as

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important but does not consider any one or group of them to be materially important to its business as a whole.

Raw Materials

        Amcor's primary raw materials constitute polymer resins, films, aluminum, inks and adhesives. These are purchased from a variety of global industry sources and Amcor is not significantly dependent on any one supplier for its raw materials. While temporary industry-wide shortages of raw materials may occur, Amcor expects to continue to successfully manage raw material supplies without significant supply interruptions. In most cases, the cost of raw materials is defined in contracts and passed on to customers.

Sales & Marketing

        Amcor's products are sold through its own sales organization and through a variety of independent brokers, agents, and distributors. Sales offices and plants are located throughout North America, Latin America, Europe, Middle East and Africa and Asia-Pacific to provide prompt and economical service to thousands of customers. Amcor closely monitors the credit risk associated with its customers and to date has not experienced material losses.

Competition

        Amcor operates in a highly competitive market, with varying degrees of barriers to entry, industry structures and competitor motivational patterns. Areas of competition include service, innovation, quality and price. This competition is significant as to both the size and the number of competing firms. Amcor regards its principal competition to be other manufacturers of flexible packaging and rigid plastics.

Legal Proceedings

        In the ordinary course of business, Amcor and New Amcor may be party to legal, regulatory and administrative proceedings. Each of Amcor and New Amcor believe that none of the current proceedings in which they are involved will, individually or taken together, have a material impact on the business, financial condition or results of operations of Amcor or New Amcor, respectively. However, each of Amcor and New Amcor is exposed to risks that may expose it to significant legal, regulatory or administrative proceedings.

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BUSINESS OVERVIEW OF NEW AMCOR

Overview of New Amcor

        Through the combination of Amcor and Bemis, New Amcor will become the global leader in consumer packaging. New Amcor will have a global footprint and, as a result, will have a stronger and more differentiated value proposition for global, regional and local customers through the following:

  •
  comprehensive global footprint;

  •
  greater scale to better serve customers in every region;

  •
  increased exposure to attractive end use and product areas;

  •
  best in class operating and innovation capabilities;

  •
  continued strong commitment to environmental sustainability; and

  •
  greater depth of management talent.

        Upon completion of the transaction, it is expected that New Amcor will have:

  •
  combined sales revenue of $13.4 billion for fiscal year 2018 based on the unaudited condensed combined income statement included in the Pro Forma Financial Information on page [    •    ] of this proxy statement/prospectus; and

  •
  approximately 245 facilities and 49,000 employees globally in more than 40 countries.

Geographical Footprint

        New Amcor will have a globally diverse operating footprint for its Flexibles and Rigid Plastics reporting segments with flexible packaging, rigid containers, specialty cartons and closure products sold to customers participating in a range of attractive end use areas throughout Europe, North America, Latin America, Africa and the Asia Pacific regions.

Business Overview

Flexibles

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        New Amcor will have a comprehensive global flexible packaging footprint, balanced across key geographies with increased scale. This will support a stronger and more differentiated value proposition for global, regional and local customers.

        Geographically, each of Amcor's and Bemis' flexibles packaging positions are complementary. Amcor has a leading position in Europe and Asia Pacific, with $3.0 billion and $1.2 billion in flexible packaging sales revenue, respectively, in the twelve months ended June 30, 2018, while Bemis has a significant footprint in North America with $2.9 billion of sales revenue in the twelve months ended June 30, 2018.

Comprehensive Global Flexible Packaging Footprint

        The charts below show the percentage breakdown of sales revenue figures for fiscal year 2018 for Amcor Flexibles (excluding specialty cartons), Bemis and an estimate for New Amcor by geographical region.

Leadership Positions and Scale in All Key Regions

        The chart below shows historical fiscal year 2018 sales revenue, in billions of dollars, for Amcor (excluding specialty cartons) and Bemis, and estimated combined fiscal year 2018 sales revenue for New Amcor, in each case across North America, Latin America, Europe and Asia Pacific.

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Rigid Plastics

        New Amcor will have a Rigid Plastics segment which is substantially the same as that of Amcor prior to the combination with Bemis.

        Amcor's Rigid Plastics segment is one of the world's largest manufacturers of PET products along with rigid plastic containers and closures using other plastic resins. As of June 30, 2018, the Rigid Plastics segment employed approximately 7,000 employees at 60 facilities in 12 countries.

        Total sales revenue generated by Amcor and Bemis (on a combined basis) from the sale of rigid plastic packaging products for the twelve months ended June 30, 2018 was $2.8 billion, representing 21% of total sales revenue for Amcor and Bemis (on a combined basis) for that period.

        The chart below shows the breakdown of sales revenue for Amcor's Rigid Plastics segment by geographic area for fiscal year 2018.

Business Strategy

        New Amcor intends to continue to implement Amcor's strategy as outlined in "Business Overview of Amcor" beginning on page [    •    ] of this proxy statement/prospectus.

        Amcor believes the acquisition of Bemis will enhance New Amcor's ability to meet its strategic objectives through the following:

  •
  comprehensive global footprint:  a global consumer packaging footprint across key geographies and a larger, more balanced and more profitable emerging markets business, with combined sales of approximately $3.7 billion for fiscal year 2018 from around 30 emerging markets;

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  •
  greater scale to better serve customers in every region:  increased economies of scale and resources through Amcor's leading positions in Europe, Asia and Latin America, and Bemis' leading positions in North America and Brazil;

  •
  increased exposure to attractive end use and product areas:  an enhanced growth profile from greater global participation in protein and healthcare packaging, leveraging innovative technologies in barrier films and foils;

  •
  best-in-class operating and innovation capabilities:  greater differentiation to innovate and meet customer demands for new and sustainable products through the deployment of proven, industry-leading commercial, operational and research and development capabilities;

  •
  continued strong commitment to environmental sustainability:  enhanced capabilities and resources to support Amcor's pledge to develop all recyclable or reusable packaging products by 2025. This pledge will be adopted by New Amcor upon completion of the transaction; and

  •
  greater depth of management talent:  a stronger combined team by bringing the significant strengths and quality of the workforce of both companies.

        Strong and consistent execution of this strategy will enhance New Amcor's financial profile and Amcor's existing capital allocation framework, or shareholder value creation model, will be maintained and strengthened through this combination.

        Amcor and Bemis' combined cash flow after capital expenditures and before dividends, when adjusted to include the $180 million of expected pre-tax annual net cost synergies expected to be ultimately realized in connection with the transaction (but excluding estimated integration or other transaction costs), averaged in excess of $1.0 billion annually over the three year period ended June 30, 2018. New Amcor expects cash flows post-closing to be used to generate superior returns for shareholders through:

  •
  paying a competitive, progressive dividend (paid quarterly), which is expected to increase over time;

  •
  reinvesting in the business to drive organic growth; and

  •
  pursuing acquisitions at attractive returns, or returning any residual cash to shareholders.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AMCOR

        The following discussion and analysis of Amcor's financial condition and results of operations should be read in conjunction with Amcor's audited consolidated financial statements, unaudited condensed consolidated financial statements and their related notes included elsewhere in this proxy statement/ prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. New Amcor's future results could differ materially from the results of Amcor discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors—Risks Relating to Amcor's Business" included elsewhere in this proxy statement/prospectus.

        Unless otherwise specified or the context otherwise requires, all references to "Amcor," the "Company," "we," "us" and "our" refer to Amcor Limited and its subsidiaries.

Overview

        Amcor is a global packaging company generating total sales of over $9 billion in fiscal year 2018. Amcor employs more than 33,000 people across 195 sites in more than 40 countries, and is the leader in developing and producing a broad range of packaging products including flexible packaging, rigid containers, specialty cartons and closures. In fiscal year 2018, the majority of sales were made to the defensive food, beverage, pharmaceutical, medical device home and personal care and other consumer goods end markets.

Significant Items Affecting the Periods Under Review—Six Months Ended December 31, 2018 and 2017 and Years Ended June 30, 2018, 2017 and 2016

Argentina Highly Inflationary Accounting—Six Months Ended December 31, 2018

        The Company has subsidiaries in Argentina and the functional currency for a number of those subsidiaries is the Argentine Peso. As of June 30, 2018, the Argentine economy was designated as highly inflationary for accounting purposes. Accordingly, beginning July 1, 2018, the Company began reporting the financial results of its Argentinean subsidiaries with a functional currency of the Argentine Peso at the functional currency of the parent, which is the U.S. dollar. The transition to highly inflationary accounting resulted in an adverse impact before tax of $19.0 million ($18.9 million loss before tax) that was reflected on the unaudited condensed consolidated statement of income for the six months ended December 31, 2018.

Rigid Plastics Restructuring Program—Six Months Ended December 31, 2018

        On August 21, 2018, the Company announced a restructuring program in the Amcor Rigid Plastics reporting segment aimed at reducing structural costs and optimizing the footprint. The program includes the closure of manufacturing facilities and headcount reductions to achieve manufacturing footprint optimization and productivity improvements as well as overhead cost reductions.

        Total after-tax costs are expected to be between $50.0 million and $60.0 million (pre-tax $60.0 million and $70.0 million) with the main component being costs to exit manufacturing facilities and employee related costs. Total pre-tax benefits from the program are expected to be $15.0 million to $20.0 million operating income and cash. Related restructuring costs recognized in the six months ended December 31, 2018 amounted to $37.7 million. The Company expects that approximately $45.0 million of the cost will result in cash expenditure with the balance being non-cash charges such as impairment of assets. Cash payments in the six months ended December 31, 2018 were $13.4 million.

AMCO-212

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Impairment in Equity Method Investment—Six Months Ended December 31, 2018 and 2017 and Year Ended June 30, 2018

        Due to impairment indicators present for the six months ended December 31, 2018 and 2017 and the year ended June 30, 2018 Amcor performed impairment tests by comparing the carrying value of its investment in AMVIG at the end of each period to the fair value of that investment, which was determined based on AMVIG's quoted share price. The fair value of the investment was below its carrying value as of December 31, 2018, and 2017 and as of June 30, 2018 and thus Amcor recorded other-than-temporary impairments of $13.9 million, $25.3 million and $36.5 million respectively to bring the value of its investment to fair value.

Flexibles Restructuring Program—Six Months Ended December 31, 2017 and Years Ended June 30, 2018, 2017 and 2016

        In June 2016, Amcor announced a major initiative to lower other operating expenses and drive operating income growth in its Flexibles reporting segment, including the restructure and closing of certain plants and the introduction of a new organization structure for the Flexibles EMEA operating segment. The Flexibles Restructuring Program was designed to accelerate the pace of adapting the organization within developed markets, particularly in Europe, through better aligning capacity with demand, increasing utilization, improving the cost base, streamlining the organization and reducing complexity to enable greater customer focus and speed to market. The key initiatives behind the program were plant restructures and closures improving operating efficiency and profitability as well as initiatives to deliver reduced general and administrative expenses in the Flexibles segment. The related restructuring costs recognized in the six months ended December 31, 2017 amounts to $11.5 million, and for the years ended June 30, 2018, 2017 and 2016 to $14.4 million, $135.4 million and $81.0 million, respectively.

Significant Acquisitions—Years Ended June 30, 2017 and 2016

Year Ended June 30, 2017

  •
  Discma AG:  In June 2017, Amcor acquired the remaining 50% ownership interest in Discma AG, a joint venture founded in 2012, for a total consideration of $25.1 million.

  •
  Sonoco's Blow Molding Operations:  In November 2016, Amcor acquired the specialty containers business of Sonoco Products Company, a leading manufacturer of specialty rigid plastic containers for $271.7 million. The acquisition increased the scale and capabilities of Amcor's Rigid Plastics reporting segment, provided synergies, strengthened the product portfolio and provided synergy opportunities.

Year Ended June 30, 2016

  •
  Alusa:  In June 2016, Amcor acquired Alusa for $335.8 million in cash and assumed $103.5 million of Alusa's debt. Alusa is a leading flexibles packaging manufacturer and supplier in Chile, Peru, Colombia and Argentina, generating sales from the supply of flexibles packaging for food, personal care and pet food applications.

  •
  Individually Immaterial Acquisitions:  Individually immaterial acquisitions were:

  •
  In May 2016, Plastic Moulders Limited, a rigid plastics business that manufactures containers and closures for the food and home / personal care markets in North America, located in the United States, for $34.4 million;

AMCO-213

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    •
    In December 2015, Deluxe Packages, a flexibles business providing high-performance flexible packaging products for fresh food and snack products, located in the United States, for $45.6 million;

    •
    In October 2015, Encon, a preform manufacturing business for beverage, food and household products, located in the United States, for $54.2 million;

    •
    In September 2015, Souza Cruz's specialty folding cartons operations located in Brazil, for $30.1 million; and

    •
    In July 2015, Nampak Flexibles, the market leader in flexible packaging in South Africa, for $22.7 million.

Deconsolidation of Venezuelan Subsidiaries—Year Ended June 30, 2016

        Prior to June 30, 2016, Amcor reported the financial position and results of operations of its Venezuelan subsidiaries under hyperinflation accounting, with the U.S. dollar as the functional currency. Conditions in Venezuela, including restrictive exchange control regulations and reduced access to U.S. dollars through official currency exchange markets, resulted in an other-than-temporary lack of exchangeability between the Venezuelan bolivar and the U.S. dollar. The exchange restrictions and other conditions significantly impacted Amcor's ability to effectively manage its Venezuelan subsidiaries, including limiting its ability to import the Venezuelan subsidiaries' main raw materials and to settle U.S. dollar-denominated obligations. The amount of U.S. dollars made available to the Venezuelan subsidiaries through government agencies declined significantly since 2015 and worsened during 2016. The Venezuelan government also restricted the Venezuelan subsidiaries' ability to pay dividends. As a result of these factors, Amcor concluded that, effective as of June 30, 2016, it did not meet the accounting criteria for control over its Venezuelan subsidiaries and, therefore deconsolidated its subsidiaries and began accounting for them using the cost method of accounting. As a result of the deconsolidation, Amcor recorded an impairment of the net assets of the Venezuelan subsidiaries in the amount of $271.7 million for the year ended June 30, 2016.

        As of December 31, 2018 and 2017 and June 30, 2018 and 2017, consistent with June 30, 2016, Amcor did not report the assets and liabilities of its Venezuelan subsidiaries in its consolidated balance sheets. Beginning on July 1, 2016, Amcor's financial results have not included the results of its Venezuelan subsidiaries. As of December 31, 2018, Amcor does not have any material contractual commitments related to the Venezuelan subsidiaries. Amcor will recognize income from dividends, to the extent cash in U.S. dollars is received, and will continue to monitor the conditions in Venezuela and their impact on its accounting and disclosures.

AMCO-214

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Summary Results of Operations Data (U.S. GAAP)

	Six Months Ended December 31,		Years Ended June 30,
(in millions, except per share data)	2018	2017	2018	2017	2016
Net sales	$4,549.6	$4,502.2	$9,319.1	$9,101.0	$9,421.3
Cost of sales	(3,701.0)	(3,607.3)	(7,462.3)	(7,189.2)	(7,438.1)

Gross profit	848.6	894.9	1,856.8	1,911.8	1,983.2
Sales and marketing expenses	(101.6)	(105.2)	(210.6)	(217.7)	(210.1)
General and administrative expenses	(302.0)	(283.9)	(582.6)	(632.5)	(752.8)
Research and development	(31.5)	(35.9)	(72.7)	(69.1)	(69.7)
Restructuring and related costs	(52.4)	(21.0)	(40.2)	(143.2)	(93.0)
Loss on deconsolidation of Venezuelan subsidiaries	—	—	—	—	(271.7)
Loss on hyperinflation accounting of Venezuelan subsidiaries	—	—	—	—	(105.3)
Other income, net	41.9	26.8	43.2	66.8	108.5

Operating income	403.0	475.7	993.9	916.1	589.1
Interest income	8.1	5.2	13.1	12.2	34.4
Interest expense	(112.4)	(102.2)	(210.0)	(190.9)	(194.2)
Other non-operating income (loss), net	3.1	(8.5)	(74.1)	(21.6)	23.8

Income before income taxes and equity in income (loss) of affiliated companies	301.8	370.2	722.9	715.8	453.1
Income tax expense	(52.8)	(71.7)	(118.8)	(148.9)	(164.9)
Equity in income (loss) of affiliated companies	(6.9)	(18.2)	(17.5)	14.1	16.8

Net income	242.1	280.3	586.6	581.0	305.0
Net (income) loss attributable to non-controlling interests	(5.1)	(4.2)	(11.4)	(17.0)	4.3

Net income attributable to Amcor Limited	$237.0	$276.1	$575.2	$564.0	$309.3

Earnings per share attributable to Amcor Limited
Diluted	$0.20	$0.24	$0.49	$0.48	$0.26

AMCO-215

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Selected Operating Data

	Six months Ended December 31,		Years Ended June 30,
	2018	2017	2018	2017	2016
Net sales	$4,549.6	$4,502.2	$9,319.1	$9,101.0	$9,421.3
Operating income	403.0	475.7	993.9	916.1	589.1
Net income attributable to Amcor Limited	237.0	276.1	575.2	564.0	309.3
Adjusted net income attributable to Amcor Limited(1)	320.8	325.0	697.3	700.2	695.9
EBIT(1)	399.2	449.0	902.3	908.6	629.7
Adjusted EBIT(1)	497.4	508.1	1,056.4	1,079.2	1,097.4
EBITDA(1)	551.5	628.6	1,255.0	1,260.4	980.7
Adjusted EBITDA(1)	654.1	678.1	1,389.8	1,413.3	1,433.3
Diluted EPS (in dollars)	0.20	0.24	0.49	0.48	0.26
Adjusted diluted EPS (in dollars)(1)	0.28	0.28	0.60	0.61	0.60

($ in millions)	As of December 31, 2018	As of June 30, 2018
Net Debt	$4,370.7	$4,227.5

(1)
Refer to "—Presentation of Non-GAAP Information" for definitions of the non-GAAP financial measures presented and a reconciliation of those non-GAAP financial measures to the nearest financial measure calculated in accordance with U.S. GAAP.

Reportable Segments

        Amcor's business is organized and presented in the following two reportable segments:

Flexibles

        Amcor's Flexibles reporting segment develops and supplies flexible packaging globally. With approximately 26,000 employees and 135 manufacturing facilities in 37 countries as of June 30, 2018, the Flexibles reporting segment is one of the world's largest suppliers of flexible packaging and specialty cartons. For fiscal year 2018, the Flexibles reporting segment generated $6.5 billion of sales revenue, representing 70% of Amcor's total sales revenue.

Rigid Plastics

        Amcor's Rigid Plastics reporting segment is one of the world's largest manufacturers of polyethylene terephthalate ("PET") products along with rigid plastic containers and closures using other plastic resins. As of June 30, 2018, the Rigid Plastics reporting segment employed approximately 7,000 employees at 60 manufacturing facilities in 12 countries. For fiscal year 2018, Amcor's Rigid Plastics reporting segment generated $2.8 billion of sales revenue, representing 30% of Amcor's total sales revenue.

Description of Key Line Items

        The key components of Amcor's net sales, cost of sales and other operating expenses are described below.

AMCO-216

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Net Sales

        Amcor derives the majority of its sales revenue from sales of a broad range of flexible and rigid plastic packaging products into the food, beverage, healthcare, home and personal care and specialty folding carton end markets. Consequently, its results of operations are primarily driven by both, the sales prices and volumes of transactions.

        The primary drivers of sales prices are the prices Amcor can charge for its products which themselves largely depend on its ability to differentiate its products through innovation, pass through changes in raw material, commodity and energy prices in the industries and end markets which Amcor serves, general economic conditions and changes in consumer preferences. Key raw materials and commodities used in the production process include resins, film, aluminum and liquids.

        With regard to sales volumes, factors influencing demand for Amcor's products and its sales volumes include general economic conditions, weather conditions (in particular hot weather conditions tend to increase demand for beverages which in turn increases demand for PET containers manufactured by its Rigid Plastics reporting segment), inflation and other costs, innovation, changes in government regulations and policies (including taxes and other charges that may increase the cost to consumers of the products Amcor packages) and the performance of Amcor's customers against their competitors.

Cost of Sales

        Cost of sales mainly comprise:

  •
  costs of direct materials, such as resins, film, aluminum, inks and adhesives;

  •
  direct labor costs of employees and contractors;

  •
  direct energy costs, such as gas, electricity and water;

  •
  lease costs and depreciation and amortization of property, plant and equipment associated with manufacturing; and

  •
  rents allocated to the manufacturing space in any rented premises. Such costs are recognized as they are incurred.

Sales and Marketing Expenses

        Sales and marketing expenses mainly comprise:

  •
  salaries, wages and share-based compensation of employees involved in sales or marketing functions;

  •
  external consultant costs engaged to support sales and marketing;

  •
  agent commission expenses;

  •
  operating lease costs for any leased equipment and allocation of costs associated with the space occupied by the function in any leased premises;

  •
  travel and entertainment expenses;

  •
  communication, marketing and advertising costs; and

  •
  depreciation and amortization of property, plant, equipment and intangible assets associated with sales and marketing.

        Sales and marketing costs are expensed as incurred.

AMCO-217

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

General and Administrative Expenses

        General and administrative expenses mainly comprise costs that are not allocated or captured as part of the other separately identified categories of costs and therefore cover a wide range of expenses relating to the administrative function including:

  •
  salaries, wages and share-based compensation expenses of employees, travel and entertainment expenses and consultancy costs;

  •
  external audit costs;

  •
  operating lease costs for any leased equipment and allocation of costs associated with the space occupied by the administration function in any leased premises;

  •
  depreciation and amortization of property, plant, equipment and intangible assets;

  •
  information technology costs;

  •
  bad debt expense; and

  •
  merger and acquisition transaction costs and costs to achieve integration and synergy capture.

        General and administrative costs are expensed as incurred.

Research and Development

        Research and development costs mainly comprise:

  •
  salaries, wages and share-based compensation of employees and external consultant costs involved in the research and product development function; and

  •
  any costs associated with the research function (lease costs, depreciation and amortization of property, plant, equipment and intangible assets, costs for materials, allocated overhead costs and costs associated with the registration and protection of intellectual property).

        Research and development costs are expensed as incurred.

Restructuring Related Costs

        Restructuring related costs include:

  •
  the estimated costs of employee severance;

  •
  pension and related benefits;

  •
  impairment of property, plant and equipment and other assets, including estimates of net realizable value;

  •
  accelerated depreciation;

  •
  termination payments for contracts and leases;

  •
  contractual obligations; and

  •
  any other qualifying costs related to the restructuring plan.

        Restructuring liabilities are recognized at fair value when the liability is incurred, i.e. when probable and estimable and upon committing to the restructuring plan.

AMCO-218

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Results of Continuing Operations

Net Sales to Third Parties by Reporting Segment

	Six Months Ended December 31,		Years Ended June 30,
($ in millions)	2018	2017	2018	2017	2016
Flexibles	$3,141.2	$3,166.4	$6,531.6	$6,224.3	$6,064.0
Rigid Plastics	1,408.4	1,335.8	2,787.5	2,876.7	3,357.3

Net sales	$4,549.6	$4,502.2	$9,319.1	$9,101.0	$9,421.3

Net Sales to Third Parties by Country(1)

	Six Months Ended December 31,		Years Ended June 30,
($ in millions)	2018	2017	2018	2017	2016
United States	$1,416.7	$1,348.6	$2,889.6	$2,976.6	$2,865.5
Other countries(2)	3,132.9	3,153.6	6,429.5	6,124.4	6,555.8

Net sales	$4,549.6	$4,502.2	$9,319.1	$9,101.0	$9,421.3

(1)
Net sales were attributed to individual countries based on the location of Amcor's businesses.

(2)
No individual country represented more than 10% of the respective totals.

        The following tables disaggregate net sales information by geography in which the Company operates:

Six Months Ended December 31, 2018

($ in millions)	Flexibles	Rigid Plastics	Total
North America	$377.1	$1,107.5	$1,484.6
Latin America	258.4	300.9	559.3
Europe	1,818.2	—	1,818.2
Asia Pacific	687.5	—	687.5

Net sales(1)	$3,141.2	$1,408.4	$4,549.6

Six Months Ended December 31, 2017

($ in millions)	Flexibles	Rigid Plastics	Total
North America	$374.0	$1,056.7	$1,430.7
Latin America	267.5	279.1	546.6
Europe	1,831.9	—	1,831.9
Asia Pacific	693.0	—	693.0

Net sales(1)	$3,166.4	$1,335.8	$4,502.2

(1)
Net sales were attributed to individual countries based on the location of Amcor's businesses.

AMCO-219

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Comparison of Results of Continuing Operations for the Six Months Ended December 31, 2018 and 2017

Net Sales

        Net sales increased $47.4 million, or 1.1%, to $4,549.6 million for the six months ended December 31, 2018, from $4,502.2 million for the six months ended December 31, 2017. The impact of currency translation resulted in a decrease of $145.4 million, or 3.2%, compared to the six months ended December 31, 2017.

        The increase in sales revenue excluding currency impacts of $192.8 million, or 4.3%, was driven by favorable pricing (2.4%), mainly from passing through higher raw material costs in both the Flexibles and Rigid Plastics reporting segments and improved volume/mix (1.7%) in both the Flexibles and Rigid Plastics reporting segments.

Gross Profit

        Gross profit decreased by $46.3 million, or 5.2%, to $848.6 million for the six months ended December 31, 2018, from $894.9 million for the six months ended December 31, 2017. The decrease was primarily driven by product mix impacts, higher raw material costs and timing of price recovery, combined with higher plant operating costs in the six months ended December 31, 2018.

Sales and Marketing Expenses

        Sales and marketing expenses decreased by $3.6 million, or 3.4%, to $101.6 million for the six months ended December 31, 2018, from $105.2 million for the six months ended December 31, 2017. The decrease was primarily in the Flexibles reporting segment and primarily driven by year-over-year impact of restructuring and cost saving initiatives.

General and Administrative Expenses

        General and administrative expenses increased by $18.1 million, or 6.4%, to $302.0 million for the six months ended December 31, 2018, from $283.9 million for the six months ended December 31, 2017. The increase was primarily driven by acquisition and integration costs related to the Bemis transaction.

Research and Development

        Research and development costs decreased $4.4 million, or 12.3%, to $31.5 million for the six months ended December 31, 2018, from $35.9 million for the six months ended December 31, 2017. The decrease was primarily driven by timing of project costs.

Restructuring Related Costs

        Restructuring related costs increased by $31.4 million, or 149.5%, to $52.4 million for the six months ended December 31, 2018, from $21.0 million for the six months ended December 31, 2017. The increase was primarily driven by the commencement of the Rigid Plastics Restructuring program in the six months ended December 31, 2018. This was partially offset with reduced year-on-year spend on the Flexibles Restructuring Program.

Other Income, Net

        Other income, net increased by $15.1 million, or 56.3%, to $41.9 million for the six months ended December 31, 2018, from $26.8 million for the six months ended December 31, 2017. The increase was primarily driven by net legal settlements income.

AMCO-220

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Operating Income

        Operating income decreased $72.7 million, or 15.3%, to $403.0 million for the six months ended December 31, 2018, from $475.7 million for the six months ended December 31, 2017 and as a percent of sales decreased to 8.9% of sales for the six months ended December 31, 2018, from 10.6% for the six months ended December 31, 2017. The decrease in operating profit was primarily driven by reduced gross profit as noted above together with acquisition and integration costs related to the Bemis transaction and increased restructuring costs driven by the Rigid Plastics Restructuring program. Currency impacts on translating operating income were negative.

Interest Income

        Interest income increased $2.9 million, or 55.8%, to $8.1 million for the six months ended December 31, 2018, compared to $5.2 million for the six months ended December 31, 2017. The increase was driven by additional income earned on cash balances and deposits.

Interest Expense

        Interest expense increased by $10.2 million, or 10.0%, to $112.4 million for the six months ended December 31, 2018, from $102.2 million for the six months ended December 31, 2017. The increase was primarily driven by the increase in the average U.S. dollar Libor rate on U.S. floating dollar denominated debt and increased interest expense on U.S. bonds.

Other Non-Operating Income (Loss), Net

        Other non-operating income (loss), net increased by $11.6 million to a $3.1 million income for the six months ended December 31, 2018, from a $8.5 million loss for the six months ended December 31, 2017. This improvement was primarily driven by foreign exchange rate movements on external loans not deemed to be effective net investment hedging instruments under U.S. GAAP in the six months ended December 31, 2017.

Income Tax Expense

        Income tax expense decreased by $18.9 million, or 26.3%, to $52.8 million for the six months ended December 31, 2018, from $71.7 million for the six months ended December 31, 2017. The reduction was primarily driven by a reduction in the Income before income taxes and equity in income of affiliated companies of $68.4 million together with benefits related to the updated provisional estimate of the US transition tax calculation.

Net Income Attributable to Amcor Limited

        Net income attributable to Amcor Limited decreased by $39.1 million, or 14.2%, to $237.0 million for the six months ended December 31, 2018, from $276.1 million for the six months ended December 31, 2017 as a result of the factors discussed above. Currency impacts on translating operating income were negative.

Diluted EPS Attributable to Amcor Limited

        Diluted EPS decreased to $0.20 for the six months ended December 31, 2018, from $0.24 for the six months ended December 31, 2017, with the net income attributable to ordinary shareholders of Amcor Limited decreasing by 14.2% and the diluted weighted average number of shares outstanding decreasing 0.3% for six months ended December 31, 2018 compared to six months ended December 31, 2017.

AMCO-221

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Comparison of Results of Continuing Operations for the Years Ended June 30, 2018 and June 30, 2017

Net Sales

        Net sales increased $218.1 million, or 2.4%, to $9,319.1 million for the year ended June 30, 2018, from $9,101.0 million for the year ended June 30, 2017. The impact of currency translation resulted in an increase of $275.1 million, or 3.0%, compared to the year ended June 30, 2017.

        The decrease in net sales revenue excluding currency impacts of $57.0 million, or 0.6%, was driven largely by a 2.1% reduction in volume/mix, mainly in the Rigid Plastics reporting segment, partially offset by favorable pricing (0.6%), mainly from passing through higher raw material costs in both the Flexibles and Rigid Plastics reporting segments and benefits from acquisitions in the Rigid Plastics reporting segment (0.6%).

Gross Profit

        Gross profit decreased by $55.0 million, or 2.9%, to $1,856.8 million for the year ended June 30, 2018, from $1,911.8 million for the year ended June 30, 2017. The decrease was primarily driven by the impact of reduced volumes, particularly in the Rigid Plastics reporting segment, and the timing of higher raw material price recovery in the Flexibles reporting segment, partially offset by reduced operating costs in the plants.

Sales and Marketing Expenses

        Sales and marketing expenses decreased by $7.1 million, or 3.3%, to $210.6 million for the year ended June 30, 2018, from $217.7 million for the year ended June 30, 2017. The decrease was evident both in the Rigid Plastics reporting segment and the Flexibles reporting segment and primarily driven by year-over-year restructuring and cost saving initiatives.

General and Administrative Expenses

        General and administrative expenses decreased by $49.9 million, or 7.9%, to $582.6 million for the year ended June 30, 2018, from $632.5 million for the year ended June 30, 2017. The decrease was primarily driven by the impact of the Flexibles Restructuring Program and other year-over-year restructuring initiatives and productivity improvements.

Research and Development

        Research and development costs remained relatively stable at $72.7 million for the year ended June 30, 2018, compared to $69.1 million for the year ended June 30, 2017.

Restructuring Related Costs

        Restructuring related costs decreased by $103.0 million, or 71.9%, to $40.2 million for the year ended June 30, 2018, from $143.2 million for the year ended June 30, 2017. The decrease was primarily driven by lower spend on the Flexibles Restructuring Program in 2018 of $14.4 million compared to $135.4 million in 2017 as the restructuring program was winding down.

Other Income, Net

        Other income, net decreased by $23.6 million, or 35.3%, to $43.2 million for the year ended June 30, 2018, from $66.8 million for the year ended June 30, 2017. The decrease was primarily driven by the non-recurrence in 2018 of a bargain purchase gain and re-measurement gain on purchase of the remaining 50% of Discma AG in the amount of $22.3 million recognized for the year ended June 30, 2017.

AMCO-222

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Operating Income

        Operating income increased $77.8 million, or 8.5%, to $993.9 million for the year ended June 30, 2018, from $916.1 million for the year ended June 30, 2017 and as a percent of sales increased to 10.7% of sales for the year ended June 30, 2018, from 10.1% for the year ended June 30, 2017. The increase in operating profit was primarily driven by lower spend on the Flexibles Restructuring Program in the current year partially offset by volume impacts noted above and the timing of raw material price recovery. Currency impacts on translating operating income were positive.

Interest Income

        Interest income remained relatively stable at $13.1 million for the year ended June 30, 2018, compared to $12.2 million for the year ended June 30, 2017.

Interest Expense

        Interest expense increased by $19.1 million, or 10.0%, to $210.0 million for the year ended June 30, 2018, from $190.9 million for the year ended June 30, 2017. The increase was primarily driven by the increase in the average U.S. dollar Libor rate on U.S. floating dollar denominated debt.

Other Non-Operating Income (Loss), Net

        Other non-operating losses, net increased by $52.5 million, or 243.1%, to $74.1 million for the year ended June 30, 2018, from $21.6 million for the year ended June 30, 2017. The increase was primarily driven by the foreign exchange rate movements on external loans not deemed to be effective net investment hedging instruments under U.S. GAAP.

Income Tax Expense

        Income tax expense decreased by $30.1 million, or 20.2%, to $118.8 million for the year ended June 30, 2018, from $148.9 million for the year ended June 30, 2017. Income tax expense for 2018 includes a non-cash net benefit of $9.0 million reflecting the non-recurring re-measurement of Amcor's U.S. net deferred tax liability, largely offset by a non-recurring transition tax on unrepatriated foreign earnings. The decrease in the effective tax rate for 2018 reflects an ongoing net benefit from the lower federal corporate tax rate (–5.9%) and a widening of the tax base.

Net Income Attributable to Amcor Limited

        Net income attributable to Amcor Limited increased by $11.2 million, or 2.0%, to $575.2 million for the year ended June 30, 2018, from $564.0 million for the year ended June 30, 2017 as a result of the factors discussed above. Currency impacts on translating operating income were positive.

Diluted EPS Attributable to Amcor Limited

        Diluted EPS increased to $0.49 for the year ended June 30, 2018, from $0.48 for the year ended June 30, 2017, with the net income attributable to ordinary shareholders of Amcor Limited increasing by 2.0% and the diluted weighted average number of shares outstanding decreasing 0.2% year-over-year.

AMCO-223

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Comparison of Results of Continuing Operations for the Years Ended June 30, 2017 and June 30, 2016

Net Sales

        Net sales decreased $320.3 million, or 3.4%, to $9,101.0 million for the year ended June 30, 2017, from $9,421.3 million for the year ended June 30, 2016. The impact of currency translation caused a decrease of $131.4 million, or 1.4%, compared to the year ended June 30, 2016.

        The decrease in net sales revenue excluding currency impacts of $188.9 million, or 2.0%, was largely driven by the full year impact of the deconsolidation of the Venezuelan subsidiaries (–7.2%) in the Rigid Plastics reporting segment late in the year ended June 30, 2016, partially offset by the impact of acquisitions in both the Flexibles and Rigid Plastics reporting segments (5.4%).

Gross Profit

        Gross profit decreased by $71.4 million, or 3.6%, to $1,911.8 million for the year ended June 30, 2017, from $1,983.2 million for the year ended June 30, 2016. The decrease was primarily driven by the decrease in sales noted above with gross margin remaining relatively stable at 21.0% for 2017 compared to 21.1% for 2016.

Sales and Marketing Expenses

        Sales and marketing expenses increased by $7.6 million, or 3.6%, to $217.7 million for the year ended June 30, 2017, from $210.1 million for the year ended June 30, 2016. The increase was primarily driven by the impact of the Alusa acquisition.

General and Administrative Expenses

        General and administrative expenses decreased by $120.3 million, or 16.0%, to $632.5 million for the year ended June 30, 2017, from $752.8 million for the year ended June 30, 2016. The decrease was primarily driven by operational efficiency projects, reduced impairment of idle assets and other cost improvements.

Research and Development

        Research and development costs remained relatively stable at $69.1 million for the year ended June 30, 2017 compared to $69.7 million for the year ended June 30, 2016.

Restructuring Related Costs

        Restructuring related costs increased by $50.2 million, or 54.0%, to $143.2 million for the year ended June 30, 2017, from $93.0 million for the year ended June 30, 2016. The increase was primarily driven by the Flexibles Restructuring Program, for which Amcor incurred expenses of $135.4 million in 2017 compared to $81.0 million in 2016.

Other Income, Net

        Other income, net decreased by $41.7 million, or 38.4%, to $66.8 million for the year ended June 30, 2017, from $108.5 million for the year ended June 30, 2016. The decrease was primarily driven by the decrease in income recognized in 2017 related to the sale of the Fairfield Australia site in 2016, the income of which was recognized in the years ended June 30, 2017 and 2016 based on the timing of disposal proceeds.

AMCO-224

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Operating Income

        Operating income increased $327.0 million, or 55.5%, to $916.1 million for the year ended June 30, 2017, from $589.1 million for the year ended June 30, 2016 and as a percent of sales increased to 10.1% of sales for the year ended June 30, 2017, from 6.3% for the year ended June 30, 2016. The increase in operating income was primarily driven by the non-recurrence of the adverse impact of the deconsolidation of and the hyperinflation accounting for the Venezuelan subsidiaries in the amount of $271.7 million and $105.3 million, respectively, for the year ended June 30, 2017 compared to June 30, 2016, as well as plant and other cost savings, partially offset by increased costs incurred on the Flexibles Restructuring Program in the amount of $135.4 million for 2017 compared to $81.0 million for 2016. Currency impacts on translating operating income were negative.

Interest Income

        Interest income decreased by $22.2 million, or 64.5%, to $12.2 million for the year ended June 30, 2017, from $34.4 million for the year ended June 30, 2016. The decrease was primarily driven by lower cash balances invested in fixed rate maturities in 2017 compared to 2016.

Interest Expense

        Interest expense in 2017 was in line with 2016 and decreased by $3.3 million, or 1.7%, to $190.9 million for the year ended June 30, 2017, from $194.2 million for the year ended June 30, 2016.

Other Non-Operating Income (Loss), Net

        Other non-operating income (loss), net decreased by $45.4 million, to a loss of $21.6 million for the year ended June 30, 2017, from an income of $23.8 million for the year ended June 30, 2016. The decrease was primarily driven by the foreign exchange rate movements on external loans not deemed to be effective net investment hedging instruments under U.S. GAAP.

Income Tax Expense

        Income tax expense decreased by $16.0 million, or 9.7%, to $148.9 million for the year ended June 30, 2017, from $164.9 million for the year ended June 30, 2016, primarily as a result of the non-recurrence of non-deductible expenses related to the deconsolidation of the Venezuelan subsidiaries in the year ended June 30, 2016.

Net Income Attributable to Amcor Limited

        Net income attributable to Amcor Limited increased by $254.7 million, or 82.3%, to $564.0 million for the year ended June 30, 2017, from $309.3 million for the year ended June 30, 2016 as a result of the factors discussed above. Currency impacts on translating operating income were negative.

Diluted EPS Attributable to Amcor Limited

        Diluted EPS increased by $0.22, or 84.6%, to $0.48 for the year ended June 30, 2017, from $0.26 for the year ended June 30, 2016. The diluted weighted average number of shares outstanding of Amcor Limited decreased 0.5% year-over-year while net income increased by $254.7 million as noted above.

AMCO-225

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Comparison of Results of Continuing Operations by Reporting Segment

Flexibles

	Six Months Ended December 31,
($ in millions)	2018	2017
Net sales(1)	$3,141.8	$3,168.5
Operating Income	367.7	375.8

(1)
Includes intersegmental sales.

Net Sales

        Net sales decreased $26.7 million, or 0.8%, to $3,141.8 million for the six months ended December 31, 2018, from $3,168.5 million for the six months ended December 31, 2017. The impact of currency translation caused a decrease of $118.3 million, or 3.7%, compared to the six months ended December 31, 2017. The increase in sales excluding currency impacts of $91.6 million, or 2.9%, was primarily driven by favorable pricing/other (1.8%), mainly from passing through increased raw material costs and improved volume/mix (1.1%).

Operating Income

        Operating income decreased $8.1 million, or 2.2%, to $367.7 million for the six months ended December 31, 2018, from $375.8 million for the six months ended December 31, 2017, and as a percent of sales slightly decreased to 11.7% of sales for the six months ended December 31, 2018, from 11.9% for the six months ended December 31, 2017. The decrease was primarily driven by unfavourable raw material price and mix impacts offset by restructuring benefits and cost savings. Currency impacts on translating operating income were negative.

	Year Ended June 30,
($ in millions)	2018	2017	2016
Net sales	$6,534.6	$6,226.5	$6,065.9
Operating Income	781.4	647.2	675.3

(1)
Includes intersegmental sales.

Net Sales

        Net sales increased $308.1 million, or 4.9%, to $6,534.6 million for the year ended June 30, 2018, from $6,226.5 million for the year ended June 30, 2017. The impact of currency translation caused an increase of $312.3 million or 5.0% compared to the year ended June 30, 2017. The decrease in sales excluding currency impacts of $4.2 million (0.1%) was driven by minor volume/mix impacts (0.1%) across the reporting segment, with pricing and other factors flat in the year.

        Net sales increased $160.6 million, or 2.6%, to $6,226.5 million for the year ended June 30, 2017, from $6,065.9 million for the year ended June 30, 2016. The impact of currency translation caused a decrease of $107.2 million or 1.8% compared to the year ended June 30, 2016. The increase in sales excluding currency impacts of $267.8 million, or 4.4%, was primarily driven by increased sales from acquisitions (5.3%), including the Alusa acquisition, partially offset by reduced price across the reporting segment (–1.1%) in part from passing through lower raw material costs and favorable volume/ mix, among other factors (0.3%).

AMCO-226

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Operating Income

        Operating income increased $134.2 million, or 20.7%, to $781.4 million for the year ended June 30, 2018, from $647.2 million for the year ended June 30, 2017 and as a percent of sales increased to 12.0% of sales for the year ended June 30, 2018, from 10.4% for the year ended June 30, 2017. The increase was primarily driven by lower spend on the Flexibles Restructuring Program in 2018 of $14.4 million compared to $135.4 million in 2017, together with restructuring benefits delivered partially offset by the timing of higher raw material price recovery across the reporting segment. Currency impacts on translating operating income were positive.

        Operating income decreased $28.1 million, or 4.2%, to $647.2 million for the year ended June 30, 2017, from $675.3 million for the year ended June 30, 2016 and as a percent of sales decreased to 10.4% of sales for the year ended June 30, 2017, from 11.1% for the year ended June 30, 2016. The decrease in operating income was primarily driven by the additional costs of the Flexibles Restructuring Program of $135.4 million in 2017 compared to $81.0 million in 2016, volume impacts from specialty cartons and pricing, partially offset by increased saving on plant costs and restructuring benefits. Currency impacts on translating operating income were negative.

Rigid Plastics

	Six Months Ended December 31
($ in millions)	2018	2017
Net sales(1)	$1,408.4	$1,335.8
Operating Income	98.8	139.5

(1)
Includes intersegmental sales.

Net Sales

        Net sales increased by $72.6 million, or 5.4%, to $1,408.4 million for the six months ended December 31, 2018, from $1,335.8 million for the six months ended December 31, 2017. The impact of currency translation caused a decrease of $27.2 million, or 2.0%, compared to the six months ended December 31, 2017. The increase in sales excluding currency impacts of $99.8 million, or 7.5%, was primarily driven by favorable pricing/other, mainly from passing through higher raw material costs (4.6%) and improved volume/mix (2.9%).

Operating Income

        Operating income decreased by $40.7 million, or 29.2%, to $98.8 million for the six months ended December 31, 2018, from $139.5 million for the six months ended December 31, 2017, and as a percent of sales decreased to 7.0% of sales for the six months ended December 31, 2018, from 10.4% for the six months ended December 31, 2017. The decrease in operating income was primarily driven by costs incurred on the Rigid Plastic Restructuring program. This was partially offset by the positive movement in price and mix. Currency impacts on translating operating income were negative.

	Year Ended June 30,
($ in millions)	2018	2017	2016
Net sales(1)	$2,787.5	$2,876.7	$3,357.3
Operating Income	298.1	338.5	(35.4)

(1)
Includes intersegmental sales.

AMCO-227

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Net sales

        Net sales decreased by $89.2 million, or 3.1%, to $2,787.5 million for the year ended June 30, 2018, from $2,876.7 million for the year ended June 30, 2017. The impact of currency translation caused a decrease of $37.2 million, or 1.3%, compared to the year ended June 30, 2017. The decrease in sales excluding currency impacts of $52.0 million, or 1.8%, was driven by reduced volume/mix due to market softness, customer mix and customer inventory actions (–6.4%), partially offset by increased sales from acquisitions (2.5%), including the Sonoco acquisition, and favorable pricing mainly from passing through higher raw material costs (2.0%).

        Net sales decreased by $480.6 million, or 14.3%, to $2,876.7 million for the year ended June 30, 2017, from $3,357.3 million for the year ended June 30, 2016. The impact of currency translation caused a decrease of $24.2 million, or 0.7%, compared to the year ended June 30, 2016. The decrease in sales excluding currency impacts of $456.4 million, or 13.6%, was primarily driven by the deconsolidation of the Venezuelan subsidiaries (–20.1%), partially offset by sales from acquisitions (5.6%), including the Sonoco acquisition, and improved volume/mix (1.3%), with the remaining sales movements (0.1%) being accounted for by changes in pricing, among other factors.

Operating Income

        Operating income decreased by $40.4 million, or 11.9%, to $298.1 million for the year ended June 30, 2018, from $338.5 million for the year ended June 30, 2017 and as a percent of sales decreased to 10.7% of sales for the year ended June 30, 2018, from 11.8% for the year ended June 30, 2017. The decrease in operating income was primarily driven by reduced volumes, partially offset by reduced plant costs and other operating expenses. Currency impacts on translating operating income were negative.

        Operating income increased by $373.9 million, to $338.5 million for the year ended June 30, 2017, from an operating loss of $35.4 million for the year ended June 30, 2016 and as a percent of sales increased to 11.8% of sales for the year ended June 30, 2017, from a negative 1.1% for the year ended June 30, 2016. The increase in operating income was primarily driven by the non-recurrence of the impact of the deconsolidation of the Venezuelan subsidiaries in the amount of $271.7 million and the associated hyperinflation impacts in the amount of $105.3 million and benefits from acquisitions. Currency impacts on translating operating income were negative.

Presentation of Non-GAAP Information

        Included in this proxy statement/prospectus are measures of financial performance that are not defined by U.S. GAAP. Each of these measures is used in evaluating Amcor's operating performance and certain of the measures are used as a component of Amcor's board of directors' measurement of Amcor's performance for incentive compensation purposes. Amcor's management and board of directors believe that these non-GAAP financial measures are useful to enable investors to perform comparisons of current and historical performance of Amcor.

        These non-GAAP financial measures adjust for factors that are unusual, infrequent or non-recurring or represent non-cash items. These measures exclude the following items:

  •
  material restructuring programs, including associated costs such as employee severance, pension and related benefits, impairment of property and equipment and other assets, including estimates of net realizable value, accelerated depreciation, termination payments for contracts and leases, contractual obligations and any other qualifying costs related to the restructuring plan;

  •
  impairments in goodwill and equity method investments;

AMCO-228

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  material acquisition transaction costs such as due diligence expenses, professional and legal fees and integration costs;

  •
  material purchase accounting adjustments for inventory;

  •
  amortization of acquired intangible assets from business combinations;

  •
  impact of economic net investment hedging activities not qualifying for hedge accounting;

  •
  impacts from deconsolidation of subsidiaries;

  •
  impacts from hyperinflation accounting; and

  •
  material impacts from pension settlements.

        For each of these non-GAAP financial measures, a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable U.S. GAAP financial measure has been provided. These non-GAAP financial measures should not be construed as an alternative to results determined in accordance with U.S. GAAP.

Items Adjusted for in Non-GAAP Financial Measures

        The non-GAAP financial measures reconciled below exclude the following items:

  •
  "Material restructuring programs" includes costs related to the Flexibles Restructuring Program as described in "—Flexibles Restructuring Program—Six Months Ended December 31,2017 and Years Ended June 30, 2018, 2017 and 2016" and costs related to the Rigid Plastics Restructuring Program as described in "—Rigid Plastic Restructuring Program—Six Months Ended December 31, 2018. Related costs totaled $37.7 million and $11.5 million for the six months ended December 31, 2018 and 2017, respectively, and totaled $14.4 million, $135.4 million and $81.0 million for the years ended June 30, 2018, 2017 and 2016, respectively, not including related tax effects.

  •
  "Impairments in equity method investments" includes the impairment charges related to other-than-temporary impairments of $13.9 million and $25.3 million for the six months ended December 31, 2018 and 2017, respectively and $36.5 million for the year ended June 30, 2018 related to the investment in AMVIG, as further described in "—Impairment in Equity Method Investment—Six Months Ended December 31, 2018 and 2017 and Year Ended June 30, 2018," not including related tax effects.

  •
  "Material acquisition and transaction costs" includes costs related to the acquisition and integration of Bemis. Related costs totaled $35.1 million for the six months ended December 31, 2018, not including related tax effects.

  •
  "Amortization of acquired intangible assets from business combinations" includes amortization

  •
  expenses related to all acquired intangible assets from prior acquisitions impacting the periods under review. Related costs totaled $9.5 million and $9.6 million for the six months ended December 31, 2018 and 2017, respectively, and $19.3 million, $17.7 million and $15.1 million for the years ended June 30, 2018, 2017 and 2016, respectively, not including related tax effects.

  •
  "Economic net investment hedging activities not qualifying for hedge accounting" includes the exchange rate movements on external loans not deemed to be effective net investment hedging instruments under U.S. GAAP recognized in other non-operating income (loss), net in the amount of $(1.5) million and $12.7 million for the six months ended December 31, 2018 and 2017, respectively, and $(83.9) million, $38.0 million and $5.4 million for the years ended June 30, 2018, 2017 and 2016, respectively, not including related tax effects.

AMCO-229

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  "Impact of deconsolidation" includes the adverse impact of the deconsolidation of the Venezuelan subsidiaries in the amount of $271.7 million in the year ended June 30, 2016, as further described in "—Deconsolidation of Venezuelan Subsidiaries—Year Ended June 30, 2016," not including related tax effects.

  •
  "Impact of hyperinflation" includes the adverse impact of the hyperinflation accounting for the Argentinean subsidiaries in the amount of $19.0 million ($18.9 million loss before tax) for the six months ended December 31, 2018, as further described in "—Argentina Highly Inflationary Accounting—Six Months Ended December 31, 2018" and for the Venezuelan subsidiaries in the amount of $71.5 million (attributable to Amcor Limited) and $105.3 million (including non-controlling interests) for the year ended June 30, 2016, as further described in "—Deconsolidation of Venezuelan Subsidiaries—Year Ended June 30, 2016," not including related tax effects.

  •
  "Material impact of pensions settlements" includes the amount of actuarial losses recognized in the consolidated income statement related to the settlement of certain Swiss defined benefit plans in the amount of $55.5 million for the year ended June 30, 2017, not including related tax effects.

  •
  "Net legal settlements" includes the impact of significant legal settlements after associated costs for the Six Months ended December 31, 2018.

  •
  "Tax effect of above items" includes the aggregate tax effect of the above items calculated at the applicable tax rate of the underlying item.

Reconciliation of Adjusted Net Income Attributable to Amcor Limited

	Six Months Ended December 31,		Years Ended June 30,
($ in millions)	2018	2017	2018	2017	2016
Net income attributable to Amcor Limited	$237.0	$276.1	$575.2	$564.0	$309.3
Add: Material restructuring programs(1)	37.7	11.5	14.4	135.4	81.0
Add: Impairments in equity method investments(1)	13.9	25.3	36.5	—	—
Add: Material acquisition and transaction costs(1)	35.1	—	—	—	—
Add: Amortization of acquired intangible assets from business combinations(1)	9.5	9.6	19.3	17.7	15.1
Add: Economic net investment hedging activities not qualifying for hedge accounting(1)(2)	(1.5)	12.7	83.9	(38.0)	(5.4)
Add: Impact of deconsolidation(1)	—	—	—	—	271.7
Add: Impact of hyperinflation	18.9	—	—	—	71.5
Add: Material impact of pension settlements(1)	—	—	—	55.5	—
Less: net legal settlements	(15.5)	—	—	—	—
Tax effect of above items	(14.3)	(10.2)	(32.0)	(34.4)	(47.3)

Adjusted net income attributable to Amcor Limited	$320.8	$325.0	$697.3	$700.2	$695.9

AMCO-230

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Reconciliation of Adjusted EBIT

	Six Months Ended December 31,		Years Ended June 30,
($ in millions)	2018	2017	2018	2017	2016
Net income attributable to Amcor Limited	$237.0	$276.1	$575.2	$564.0	$309.3
Add: Net income (loss) attributable to non controlling interests	5.1	4.2	11.4	17.0	(4.3)

Net income	242.1	280.3	586.6	581.0	305.0
Add: Income tax expense	52.8	71.7	118.8	148.9	164.9
Add: Interest expense	112.4	102.2	210.0	190.9	194.2
Less: Interest income	(8.1)	(5.2)	(13.1)	(12.2)	(34.4)

EBIT	399.2	449.0	902.3	908.6	629.7
Add: Material restructuring programs(1)	37.7	11.5	14.4	135.4	81.0
Add: Impairments in equity method investments	13.9	25.3	36.5	—	—
Add: Material acquisition and transaction costs	35.1	—	—	—	—
Add: Amortization of acquired intangible assets from business combinations	9.5	9.6	19.3	17.7	15.1
Add: Economic net investment hedging activities not qualifying for hedge accounting(2)	(1.5)	12.7	83.9	(38.0)	(5.4)
Add: Impact of deconsolidation	—	—	—	—	271.7
Add: Impact of hyperinflation	19.0	—	—	—	105.3
Add: Material impact of pension settlements	—	—	—	55.5	—
Less: net legal settlements	(15.5)	—	—	—	—

Adjusted EBIT	$497.4	$508.1	$1,056.4	$1,079.2	$1,097.4

AMCO-231

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Reconciliation of Adjusted EBITDA

	Six Months Ended December 31,		Years Ended June 30,
($ in millions)	2018	2017	2018	2017	2016
Net income attributable to Amcor Limited	$237.0	$276.1	$575.2	$564. 0	$309.3
Add: Net income (loss) attributable to non controlling interests	5.1	4.2	11.4	17.0	(4.3)

Net income	242.1	280.3	586.6	581.0	305.0
Add: Income tax expense	52.8	71.7	118.8	148.9	164.9
Add: Interest expense	112.4	102.2	210.0	190.9	194.2
Less: Interest income	(8.1)	(5.2)	(13.1)	(12.2)	(34.4)

EBIT	399.2	449.0	902.3	908.6	629.7
Add: Depreciation and amortization	166.2	179.6	352.7	351.8	351.0

EBITDA	551.5	628.6	1,255.0	1,260.4	980.7
Add: Material restructuring programs	37.7	11.5	14.4	135.4	81.0
Add: Impairments in equity method investments	13.9	25.3	36.5	—	—
Add: Material acquisition and transaction costs	35.1	—	—	—	—
Add: Economic net investment hedging activities not qualifying for hedge accounting(2)	(1.5)	12.7	83.9	(38.0)	(5.4)
Add: Impact of deconsolidation	—	—	—	—	271.7
Add: Impact of hyperinflation	19.0	—	—	—	105.3
Add: Material impact of pension settlements	—	—	—	55.5	—
Less: net legal settlements	(15.5)	—	—	—	—

Adjusted EBITDA	$654.1	$678.1	$1,389.8	$1,413.3	$1,433.3

Reconciliation of Adjusted Diluted EPS

	Six Months Ended December 31,		Years Ended June 30,
($ per share)	2018	2017	2018	2017	2016
Net income attributable to Amcor Limited	$0.20	$0.24	$0.49	$0.48	$0.26
Add: Material restructuring programs(1)	0.03	0.01	0.01	0.12	0.07
Add: Impairments in equity method investments(1)	0.01	0.02	0.03	—	—
Add: Material acquisition and transaction costs(1)	0.03	—	—	—	—
Add: Amortization of acquired intangible assets from business combinations(1)	0.01	0.01	0.02	0.02	0.01
Add: Economic net investment hedging activities not qualifying for hedge accounting(1)(2)	(0.00)	0.01	0.07	(0.03)	(0.00)
Add: Impact of deconsolidation(1)	—	—	—	—	0.23
Add: Impact of hyperinflation	0.02	—	—	—	0.06
Add: Material impact of pension settlements(1)	—	—	—	0.05	—
Less: net legal settlements	(0.01)	—	—	—	—
Tax effect of above items	(0.01)	(0.01)	0.03	0.03	(0.04)

Adjusted diluted EPS	$0.28	$0.28	$0.60	$0.61	$0.60

(1)
None of the factors adjusted for has a material impact on non-controlling interests.

AMCO-232

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

(2)
Documentation has been amended such that most of Amcor's net investment hedges will qualify for hedge accounting in future periods.

Reconciliation of Net Debt

($ in millions)	December 31, 2018	June 30, 2018
Current portion of long-term debt	$644.9	$984.1
Short-term debt	1,164.9	1,173.8
Long-term debt, less current portion	3,051.5	2,690.4
Less: Cash and cash equivalents	(490.6)	(620.8)

Net Debt	4,370.7	4,227.5

Liquidity and Capital Resources

Overview

        Amcor finances its business primarily through cash flows provided by operating activities, borrowings from banks and proceeds from issuances of debt and equity. Amcor periodically reviews its capital structure and liquidity position in light of market conditions, expected future cash flows, potential funding requirements for debt refinancing, capital expenditures and acquisitions, the cost of capital, sensitivity analyses reflecting downside scenarios, the impact on its financial metrics and credit ratings, and its ease of access to funding sources. Based on Amcor's current cash flow from operating activities and available cash, Amcor believes its cash flows provided by operating activities, together with borrowings available under its credit facilities, will provide sufficient liquidity to fund its operations, capital expenditures and other commitments and to grow its business for at least 12 months.

Pre-Transaction Liquidity

        As of December 31, 2018 and June 30, 2018, Amcor had total available liquidity of $1,645.9 million and $2,108.8 million, respectively, including cash and cash equivalents of $490.6 million and $620.8 million, respectively, and undrawn committed credit facilities in place of $1,155.3 million and $1488.0 million, respectively. As of December 31, 2018 and June 30, 2018, Amcor had total drawn interest bearing financial liabilities of $1,181.5 million and $817.2 million, respectively, under the committed credit facilities in place. The decrease in available liquidity by $462.9 million is due to the repayment of $300 million U.S. Private Placement Notes on December 15, 2018 and other movements in working capital. As at December 31, 2018 and June 30, 2018, no cash balances held by Amcor are considered restricted.

Post-Transaction Liquidity

        The Transaction Agreement foresees the acquisition of Bemis through a share only deal and hence Amcor expects that the transaction will require total cash of $190 million related to acquisition costs (of which $65 million relates to settlement of Bemis employee entitlements and retention, and $125 million of other acquisition costs), of which $25.8 million have been incurred by Amcor as of December 31, 2018. Due to change of control provisions in debt facilities triggered by New Amcor becoming the ultimate parent of the combined group following the transaction, Amcor expects to reclassify $1,558.7 million from long-term debt to the current portion of long-term debt as of December 31, 2018 on a proforma basis. Given the nature of the transaction and Amcor being identified as the acquirer in the transaction, Amcor currently expects to be able to renegotiate the terms of the long-term debt for the change in control provisions not to be triggered by the transaction. In addition, on a pro forma basis, as of December 31, 2018, Amcor would have had cash and cash equivalents of $564.7 million. Furthermore, upon consummation of the transaction, Amcor expects its cash and cash equivalents balance to be higher than its pro forma value as of December 31, 2018, due to cash flow provided by operating activities.

AMCO-233

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Cash Flow Overview

	Six Months Ended December 31,
			Change 2018 v. 2017
($ in millions)	2018	2017
Cash flows from operating activities	$234.7	155.9	$78.8
Cash flows from investing activities	(112.9)	(90.9)	(22.0)
Cash flows from financing activities	(230.0)	(201.8)	(28.2)
Effect of exchange rates on cash and cash equivalents	(22.0)	(4.8)	(17.2)

Net increase/(decrease) in cash and cash equivalents	$(130.2)	$(141.6)	$11.4

	Years Ended June 30,
				Change 2018 vs. 2017	Change 2017 vs. 2016
($ in millions)	2018	2017	2016
Cash flows from operating activities	$871.4	$908.9	$1,006.8	$(37.5)	$(97.9)
Cash flows from investing activities	(241.9)	(632.0)	(994.8)	390.1	362.8
Cash flows from financing activities	(542.7)	(223.0)	(18.5)	(319.7)	(204.5)
Effect of exchange rates on cash, cash equivalents and restricted cash	(27.5)	(8.1)	(182.7)	(19.4)	174.6

Net increase / (decrease) in cash and cash equivalents and restricted cash	$59.3	$45.8	$(189.2)	$13.5	$235.0

Cash Flows from Operating Activities

        Net cash inflows provided by operating activities increased by $78.8 million, or 50.5%, to $234.7 million for the six months ended December 31, 2018, from $155.9 million for the six months ended December 31, 2017. This increase was primarily due to a reduced cash outflow in operating assets and liabilities, excluding the effect of currency in the six months ended December 31, 2018 of $223.3 million compared to $327.5 million in the six months ended December 31, 2017 mainly driven by working capital movements. The lower pro-rata cash inflows compared to the years ended June 30, 2018 and 2017 are driven by the annual inventory build for the second half of the year, particularly in Rigid Plastics and the timing of working capital movements at June 30, 2018 and 2017.

        Net cash inflows provided by operating activities decreased by $37.5 million, or 4.1%, to $871.4 million for the year ended June 30, 2018, from $908.9 million for the year ended June 30, 2017. This decrease was primarily due to a cash outflow in working capital of $122.5 million in 2018 compared to a cash outflow of $51.0 million in 2017. Net cash inflows provided by operating activities decreased by $97.9 million, or 9.7%, to $908.9 million for the year ended June 30, 2017, from $1,006.8 million for the year ended June 30, 2016. This decrease was primarily due to a higher gross profit of $1,983.2 million in 2016 compared to $1,911.8 million in 2017 with relatively stable movements in working capital (cash outflow of $51.0 million in 2017 compared to $50.0 million in 2016), but operating income in 2016 being adversely impacted by a number of non-cash items, including the net impact of foreign exchange movements ($35.3 million gain in 2017 compared to $137.7 million loss in 2016) and in particular the loss on the deconsolidation of the Venezuelan subsidiaries in the amount of $271.7 million.

Cash Flows from Investing Activities

        Net cash outflows used in investing activities increased by $22.0 million, or 24.2%, to $112.9 million for the six months ended December 31, 2018, from $90.9 million for the six months ended December 31, 2017. This increase was primarily due to a decrease in proceeds from sales of

AMCO-234

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

property, plant and equipment and other intangible assets of $46.6 million partially offset by a decrease in the purchase of property, plant and equipment and other intangible assets of $15.1 and lower investments in affiliate companies of $8.6 million.

        Net cash outflows used in investing activities decreased by $390.1 million, or 61.7%, to $241.9 million for the year ended June 30, 2018, from $632.0 million for the year ended June 30, 2017. This decrease was primarily due to a decrease in payments for acquisitions of businesses ($0.0 million in 2018 compared to $335.6 million in 2017) in addition to higher proceeds from sales of property, plant and equipment and other intangible assets ($137.0 million in 2018 compared to $82.9 million in 2017). Capital expenditures were $365.0 million for the year ended June 30, 2018, a decrease of $14.3 million compared to $379.3 million for the year ended June 30, 2017. The decrease in capital expenditures was primarily the result of a decrease in the amount spent on greenfield plants, partially offset by full year impacts of acquisitions in 2018 compared to 2017, when Sonoco was acquired.

        Net cash outflows used in investing activities decreased by $362.8 million, or 36.5%, to $632.0 million for the year ended June 30, 2017, from $994.8 million for the year ended June 30, 2016. This decrease was primarily due to the non-recurrence of the cash impact of the deconsolidation of the Venezuelan subsidiaries of $184.2 million, a decrease in payments for acquisitions of businesses, with $335.6 million spent in 2017 compared to $483.0 million spent in 2016, as well as higher proceeds from sales of property, plant and equipment ($82.9 million in 2017 compared to $30.4 million in 2016).

        Capital expenditures were $379.3 million for the year ended June 30, 2017, an increase of $32.6 million compared to $346.7 million for the year ended June 30, 2016. The increase in capital expenditures was primarily the result of the investment in two greenfield plants and full year impacts of acquisitions in 2017 compared to 2016, when Amcor acquired the Alusa business.

Cash Flows from Financing Activities

        Net cash flows used in financing activities increased by $28.2 million, or 14.0%, to a net outflow of $230.0 million for the six months ended December 31, 2018, from a net outflow of $201.8 million for the six months ended December 31, 2017. This increase was primarily due to repayment of short-term debt ($2.3 million for the six months ended December 31, 2018 compared to the issuance of short term debt of $244.9 million for the six months ended December 31, 2017), increased repayment of long term debt of $927.5 million, partially offset by higher proceeds from issuance of long term debt of $1,131.7 million ($3,288.7 million for the six months ended December 31, 2018 compared to $2,157.0 million for the six months ended December 31, 2017).

        Net cash flows used in financing activities increased by $319.7 million, or 143.4%, to $542.7 million for the year ended June 30, 2018, from $223.0 million for the year ended June 30, 2017. This increase was primarily due to repayments of long-term debt increasing to $4,660.0 million in 2018 compared to $3,745.1 million in 2017, net proceeds from borrowings increasing to $4,538.9 million in 2018 compared to $3,959.5 million in 2017 and dividend payments increasing from $489.1 million in 2017 to $526.8 million in 2018, partially offset by the increase in short-term debt borrowings from $114.0 million in 2017 to $155.4 million in 2018.

        Net cash flows used in financing activities increased by $204.5 million, or 1,105.4%, to $223.0 million for the year ended June 30, 2017, from $18.5 million for the year ended June 30, 2016. This increase was primarily due to net proceeds from issuance of long-term debt decreasing to $3,959.5 million in 2017 compared to $5,701.3 million in 2016, offsetting reduced repayments of long-term debt of $3,745.1 million in 2017 compared to $5,036.2 million in 2016, and the non-recurrence of share buy-backs in 2017 for which $222.2 million were used in 2016.

AMCO-235

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Net Debt

        Amcor borrows money from financial institutions and debt investors in the form of bank overdrafts, bank loans, corporate bonds, unsecured notes and commercial paper. Amcor has a mixture of fixed and floating interest rates and uses interest rate swaps to provide further flexibility in managing the interest cost of borrowings.

        Short-term debt consists of commercial paper borrowings, bank debt with a duration of less than 12 months and bank overdrafts which are classified as current due to the short-term nature of the borrowings. The current portion of the long-term debt consists of debt amounts repayable within a year after the balance sheet date.

        Amcor's primary bank debt facilities and notes are unsecured and subject to negative pledge arrangements limiting the amount of secured indebtedness it can incur up to 15% of total tangible assets of Amcor, subject to some exceptions and variations by facility. In addition, the bank debt facilities and U.S. private placement debt require Amcor to comply with certain financial covenants, including leverage and interest coverage ratios. The negative pledge arrangements and the financial covenants are defined in the related debt agreements. As of December 31, 2018, Amcor was in compliance with all applicable covenants under its bank debt facilities and U.S. private placement debt.

        Amcor's net debt as of December 31, 2018 and June 30, 2018 was $4,370.7 million and $4,227.5, respectively, with the increase in the six months ended December 31, 2018 compared to June 30, 2018 being due to the decrease in cash and cash equivalents by $130.2 million and the increase in long-term debt (current and non-current portion) of $21.9 million.

Available Financing

        As of December 31, 2018, Amcor had undrawn credit facilities available in the amount of $438.4 million under a U.S. dollar Syndicated Facility Agreement, $160.1 million (denominated in Euros) under a European Syndicated Agreement, $463.6 million (denominated in Australian dollars) under two Australian Syndicated Facility Agreements and $92.8 million under other agreements.

        Amcor's senior facilities are available to fund working capital, growth capital expenditures and refinancing obligations and are provided to it by three separate bank syndicates. As of December 31, 2018, the revolving senior bank debt facilities had an aggregate limit of $3,019.3 million, of which $1,886.8 million had been drawn (inclusive of amounts drawn under commercial paper programs reducing the overall balance of available senior facilities). Amcor's senior facilities mature between 2019 and 2022.

Dividend Payments

        In the six months ended December 31, 2018 and 2017, Amcor paid $290.6 million and $282.2 million in dividends to its shareholders, respectively.

        In the years ended June 30, 2018, 2017 and 2016, Amcor paid $526.8 million, $489.1 million, and $480.4 million in dividends to its shareholders, respectively.

Share Repurchases

        Amcor had cash outflows of $21.2 million and $32.0 million for the purchase of Amcor Shares in the open market during the six months ended December 31, 2018 and 2017, respectively, as treasury shares to satisfy the vesting and exercises of share-based compensation awards. As of December 31, 2018 and 2017, Amcor held treasury shares at cost of $12.2 million and $7.3 million, respectively, representing 1.1 million and 0.6 million shares, respectively.

AMCO-236

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Amcor had cash outflows of $35.7 million, $40.2 million, and $53.2 million for the purchase of Amcor Shares in the open market during the years ended June 30, 2018, 2017 and 2016, respectively, as treasury shares to satisfy the vesting and exercises of share-based compensation awards. As of June 30, 2018, 2017 and 2016, Amcor held treasury shares at cost of $10.7 million, $8.1 million and $21.5 million, respectively, representing 0.9 million, 0.7 million, and 2.4 million shares, respectively. In addition, for the year ended June 30, 2016, Amcor had cash outflows of $222.2 million for purchases of Amcor Shares for cancellation as part of a $500.0 million share buy-back program announced in February 2015.

Contractual Obligations

        The following table provides a summary of contractual obligations including Amcor's debt payment obligations, operating lease obligations and certain other commitments as of June 30, 2018. These amounts do not reflect all planned spending under the various categories but rather that portion of spending to which Amcor is contractually committed.

        As of December 31, 2018, Amcor's contractual obligations are not materially different from the contractual obligations described below as of June 30, 2018.

($ in millions)	Less than 1 year	Within 1 to 3 years	Within 3 to 5 years	More than 5 years
Short-term debt	$1,173.8	—	—	—
Long-term debt(1)	988.7	780.8	774.7	1,121.0
Interest expense on short- and long-term debt, fixed and floating rate(2)	148.3	197.7	121.5	173.9
Operating lease expenditure contracted but not provided for or payable(3):	91.8	142.9	89.6	196.9
Capital commitments—Property, plant and equipment(4)	39.7	2.6	—	—
Employee benefit plan obligations	44.9	89.6	92.3	247.6

Total	$2,487.2	1,213.6	1,078.1	1,739.4

(1)
Excludes capital lease obligations in the amount of $6.5 million.

(2)
Variable interest rate commitments are based on the current contractual maturity date of the underlying facility, calculated on the existing drawdown as at June 30, 2018, after allowing for increases/(decreases) in projected bank reference rates.

(3)
Amcor leases motor vehicles, property, plant and equipment under operating leases. The leases have varying terms, escalation clauses and renewal rights. Not included in the above commitments are contingent rental payments which may arise as part of the rental increase indexed to the consumer price index or in the event that units produced by certain leased assets exceed a predetermined production capacity.

(4)
Capital commitments contracted but not provided for in respect of the acquisition of property, plant and equipment.

        In the ordinary course of business, Amcor regularly enters into relationships with suppliers whereby Amcor commits itself to fixed minimum purchases of raw materials and commodities, energy and indirect purchases in connection with conducting its business, in order to benefit from better pricing conditions and a stable supply. Such other commitments reflect normal business operations, are in line with Amcor's manufacturing plans, are not in excess of current market prices and are typically fulfilled within six months. In hindsight, Amcor cannot determine the aggregate amount of such other

AMCO-237

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

commitments or the aggregate amount of purchase orders—which may represent authorizations to purchase rather than binding agreements—that represent contractual obligations.

Off-Balance Sheet Arrangements

        Other than as described under "—Contractual Obligations" as of December 31, 2018 and June 30, 2018, Amcor had no significant off-balance sheet contractual obligations or other commitments.

Liquidity Risk and Outlook

        Liquidity risk arises from the possibility that Amcor might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. Amcor manages its liquidity risk centrally and such management involves maintaining available funding and ensuring that Amcor has access to an adequate amount of committed credit facilities. Due to the dynamic nature of its business, Amcor aims to maintain flexibility within its funding structure through the use of bank overdrafts, bank loans, corporate bonds, unsecured notes, commercial paper and factoring (amendments to factoring arrangements are being made such that U.S. GAAP derecognition criteria can be met in the event that factoring is undertaken after completion of the transaction). The following guidelines are used to manage Amcor's liquidity risk:

  •
  maintaining minimum undrawn committed liquidity of at least $200 million that can be drawn at short notice;

  •
  regularly performing a comprehensive analysis of all cash inflows and outflows in relation to operational, investing and financing activities;

  •
  generally using tradable instruments only in highly liquid markets;

  •
  maintaining a senior credit investment grade rating with a reputable independent rating agency;

  •
  managing credit risk related to financial assets;

  •
  monitoring the duration of long-term debt;

  •
  only investing surplus cash with major financial institutions; and

  •
  to the extent practicable, spreading the maturity dates of long-term debt facilities.

        In recent years, Amcor has had a low or negative amount of current assets over current liabilities, primarily as a consequence of its use of commercial paper programs in the United States and Australia to fund certain aspects of its business. Debt incurred under such programs constitutes short-term debt.

        As of December 31, 2018 and 2017, an aggregate principal amount of $716.3 million and $876.8 million, respectively, was drawn under these commercial paper programs. However, such programs are backstopped by committed bank syndicated loan facilities with maturities in April 2019 ($750.0 million) and July 2020 ($565.4 million), under which Amcor had $599.1 million in unused capacity remaining as of December 31, 2018. Amcor believes its negative current ratio position does not pose an immediate liquidity risk, as the level of cash flow provided by operating activities is expected to be in line with historic performance and available cash of $490.6 million, together with borrowings available under undrawn credit facilities of $1,155.3 million, will provide sufficient liquidity to fund its operations, capital expenditures—targeted to be equal to the value of its depreciation expense—and other commitments for at least the next 12 months despite its negative current position as of December 31, 2018.

        Amcor expects long-term future funding needs to primarily relate to refinancing and servicing its outstanding financial liabilities maturing as outlined above and to finance its growth capital expenditure and payments for acquisitions that may be completed. Amcor expects to continue to fund its long-term

AMCO-238

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

business needs on the same basis as in the past, i.e., partially through the cash flow provided by operating activities available to the business and management of the capital of the business, in particular through issuance of commercial paper and debt securities on a regular basis. Amcor decides on discretionary growth capital expenditure and acquisitions individually based on, among other factors, the return on investment after related financing costs and the payback period of required upfront cash investments in light of its mid-term liquidity planning covering a period of four years post the current financial year. Amcor's long-term access to liquidity depends on both its results of operations and on the availability of funding in domestic and international financial markets.

Critical Accounting Estimates and Judgments

        This discussion and analysis of Amcor's financial condition and results of operations is based on Amcor's audited consolidated financial statements, unaudited condensed consolidated financial statements and their related notes, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on historical experience and various assumptions believed to be reasonable under the circumstances. Amcor's management evaluates these estimates on an ongoing basis and adjusts or revises the estimates as circumstances change. As future events and their impacts cannot be determined with precision, actual results may differ from these estimates. In the opinion of management, the financial statements reflect all adjustments necessary to fairly present the results of the periods presented.

        Amcor believes the following are critical accounting estimates used in the preparation of its consolidated financial statements:

  •
  Useful life of property, plant and equipment, depreciation methods and residual values, including the impairment of long-lived assets;

  •
  Valuation of intangible assets and goodwill;

  •
  Employee benefit plans;

  •
  Restructuring related costs;

  •
  Share-based payment awards—grant date fair values, forfeiture rates and satisfaction of performance conditions;

  •
  Other-than-temporary impairment in equity accounted investments; and

  •
  Income taxes—uncertain tax positions.

Useful Life of Property, Plant and Equipment, Depreciation Methods and Residual Values, Including the Impairment of Long-Lived Assets

        Property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of assets, which range from three to 40 years, in the case of leasehold improvements and leased assets, over the period of the lease or useful life of the asset, whichever is shorter. The periodic review of such estimated useful lives requires judgment.

        Amcor further reviews property, plant and equipment for impairment as changes in circumstances or the occurrence of events suggest that the remaining value is not recoverable. The test for impairment requires Amcor to make estimates about fair values, most of which are based on projected future cash flows.

AMCO-239

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Valuation of Intangible Assets and Goodwill

        The purchase price of each new acquisition is allocated to tangible assets, identifiable intangible assets, liabilities assumed and goodwill. Determining the portion of the purchase price allocated to identifiable intangible assets and goodwill requires Amcor to make significant estimates. The amount of the purchase price allocated to intangible assets is generally determined by estimating the future cash flows of each asset and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods.

        Intangible assets consist primarily of purchased customer relationships and software and are amortized using the straight-line method over their estimated useful lives, which range from one to 20 years, when purchased. Amcor reviews these intangible assets for impairment as changes in circumstances or the occurrence of events suggest that the remaining value is not recoverable. The test for impairment requires Amcor to make estimates about fair values, most of which are based on projected future cash flows.

        Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill is allocated to reporting units, which are defined as the operating segment, at the time of each acquisition based on the relative fair values of the reporting units. Amcor's operating segments are Flexibles Europe, Middle East and Africa; Flexibles America; Flexibles Asia Pacific; Specialty Cartons; and Rigid Plastics.

        Goodwill is not amortized, but instead tested for impairment annually at the operating segment level as of May 31 of each year, or whenever events and circumstances indicate an impairment may have occurred. Amcor elected to early adopt the Accounting Standards Update 2017-04, Simplifying the Test for Goodwill Impairment, in fiscal year ended June 30, 2017, and has not performed a qualitative test for any of the years presented. As a result of this election, if the carrying value of a reporting unit exceeds its fair value, Amcor recognizes an impairment loss equal to the difference between the carrying value and estimated fair value of the reporting unit, adjusted for any tax impact.

        The determination of the estimated fair value of the reporting units utilizes an income valuation method. Under the income valuation method, fair value is estimated as the present value of estimated future cash flows of each reporting unit. Significant inputs to the income valuation approach include projected future cash flows, discount rates, long-term sales growth rates and forecasted operating margins. Amcor's estimates associated with the goodwill impairment review are considered critical due to the amount of goodwill recorded on its consolidated balance sheet and the judgment required in determining fair value amounts, including projected future cash flows and discount rates.

        Among the factors that could trigger an impairment review are a reporting unit's operating results significantly declining relative to historical performance and competitive pressures and changes in the general markets in which it operates. The assessment whether such qualitative factors that could trigger impairment review are present requires significant judgment.

        Amcor tested goodwill for impairment in each annual period presented and, as a result, determined that the fair value of each reporting unit significantly exceeded the respective reporting unit's carrying value for each annual period presented. Thus, Amcor concluded that goodwill was not impaired as of June 30, 2018, 2017 or 2016.

Employee Benefit Plans

        Amcor has defined benefit plans that cover approximately 2,000 of its 33,000 employees. For Amcor-sponsored plans, the relevant accounting guidance requires that management make certain assumptions relating to the long-term rate of return on plan assets, discount rates used to determine the present value of future obligations and expenses, salary inflation rates, mortality rates and other assumptions. Amcor believes that the accounting estimates related to its pension plans are critical

AMCO-240

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

accounting estimates because they are highly susceptible to change from period to period based on the performance of plan assets, actuarial valuations, market conditions and contracted benefit changes. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation, as well as independent studies of trends performed by the Amcor's actuaries.

Restructuring Related Costs

        Amcor estimates its restructuring liabilities and costs by accumulating detailed estimates of costs and assets sale proceeds, if any, for each restructuring plan. This includes the estimated costs of employee severance, pension and related benefits, impairment of property and equipment and other assets, including estimates of net realizable value, accelerated depreciation, termination payments for contracts and leases, contractual obligations and any other qualifying costs related to the restructuring plan. Such charges and liabilities represent management's best estimate about the restructuring initiatives and require significant judgment as to the overall plan, employees and contracts affected, impact on the valuation of long-lived assets and timing of implementation of the restructuring plan.

Share-Based Payment Awards—Grant Date Fair Values, Forfeiture Rates, and Satisfaction of Performance Conditions

        Amcor has a variety of share options, restricted shares, performance rights, performance shares and share rights plans, the accounting for which requires management to estimate grant date fair values, forfeiture rates and for awards with performance conditions, the satisfaction of the performance condition at each reporting date.

        The grant date fair value of the share options, performance rights and performance shares is estimated using the Black-Scholes option pricing model that uses assumptions regarding expected dividend yield, expected share price volatility, risk-free interest rate and the expected life of the share- based payment award to produce a Monte Carlo simulation.

        Amcor estimates forfeiture rates used to adjust the grant date fair value expense over the requisite service period based on the most probable number of awards expected to vest based on employee level, economic conditions, time remaining to vest and historical forfeiture experience on a plan by plan basis.

        For awards with a performance condition, Amcor must reassess the probability of vesting at each reporting period and adjust compensation cost based on its probability assessment. Such assessment requires significant judgment with regard to expected future operating performance and development of Amcor's outstanding shares.

Equity Accounted Investments

        Investments in ordinary shares of companies, in which Amcor believes it exercises significant influence over operating and financial policies, are accounted for using the equity method of accounting. Under this method, the investment is carried at cost and is adjusted to recognize the investor's share of earnings or losses of the investee after the date of acquisition and cash dividends paid. The assessment of whether a decline in fair value below the cost basis is other-than-temporary and the amount of such other-than-temporary decline requires management to make significant estimates.

        Amcor reviews its investment in affiliated companies for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. There was a prolonged and significant decline in AMVIG's quoted share price during the six months ended December 31, 2018 and 2017 and the year-ended June 30, 2018 respectively. Amcor determined these prolonged declines were other than temporary impairments of its investment in AMVIG. Accordingly, Amcor recorded

AMCO-241

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

impairments of $13.9 million and $25.3 million for the six months ended December 31, 2018 and 2017 respectively and $36.5 million for the year ended June 30, 2018.

Income Taxes—Uncertain Tax Positions

        The determination of uncertain tax positions, including tax liabilities and the need for valuation allowances on deferred tax assets, including operating loss, capital loss and tax credit carryforwards, is based on the evaluation whether the weight of available evidence indicates that it is more likely than not that the position taken or expected to be taken in the tax return will be sustained on tax audit, including resolution of related appeals or litigation processes, if any. The recognized tax benefits are measured as the largest benefit of having a more likely than not likelihood of being sustained upon settlement. Significant estimates, including expected future performance of operations and taxable earnings, the feasibility of tax planning strategies and available operating loss, capital loss and tax credit carryforwards, are required in determining such uncertain tax positions and related income tax expense and benefit. If actual results differ from these estimates or there are future changes to tax laws or statutory tax rates, Amcor may need to adjust valuation allowances or tax liabilities, which could have a material impact on its consolidated financial position and results of operations.

New Accounting Pronouncements

        Refer to Note 3. "Accounting Pronouncements Not Yet Adopted" in Amcor's unaudited condensed consolidated financial statements included in this proxy statement/prospectus for detail on new accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Overview

        Amcor's activities expose it to a variety of market risks and financial risks. Amcor's overall risk management program seeks to minimize potential adverse effects of these risks on its financial performance. From time to time, Amcor enters into various derivative financial instruments such as foreign exchange contracts, commodity fixed price swaps (on behalf of customers) and interest rate swaps to manage these risks. Amcor's hedging activities are conducted on a centralized basis through standard operating procedures and delegated authorities, which provide guidelines for control, counterparty risk and ongoing reporting. These derivative instruments are designed to reduce the economic risk associated with movements in foreign exchange rates, raw material prices and to fixed and variable interest rates, but may not have been designated or qualify for hedge accounting under U.S. GAAP and hence may increase income statement volatility. However, Amcor does not trade in derivative financial instruments for speculative purposes. In addition, Amcor may enter into loan agreements in currencies other than the respective legal entity's functional currency to economically hedge foreign exchange risk in net investments in foreign subsidiaries, which do not qualify for hedge accounting under U.S. GAAP and hence may increase income statement volatility.

        There have been no material changes during the six months ended December 31, 2018 in the risks described below for the years ended June 30, 2018 and 2017 related to interest rate risk, foreign exchange risk, raw material and commodity price risk and credit risk.

Interest Rate Risk

        Amcor's policy is to manage exposure to interest rate risk by maintaining a mixture of fixed-rate and variable-rate debt, monitoring global interest rates and, where appropriate, hedging floating interest rate exposure or debt at fixed interest rates through the use of interest rate swaps. Interest rate swaps are accounted for as fair value hedges so the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense.

AMCO-242

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        A hypothetical but reasonably possible increase of 1% in the floating rate on the relevant interest rate yield curve applicable to both, derivative and non-derivative instruments denominated in U.S. dollars, the currency with the largest interest rate sensitivity, outstanding as of December 31, 2018, would have resulted in an adverse impact on income before income taxes and equity in income (loss) of affiliated companies of $4.4 million ($8.8 million annualized) for the six months ended December 31, 2018. The Australian dollar remained the currency with the largest sensitivity in the six months ended December 31, 2018 due to changes in the composition of local bank loans and movements in working capital.

        A hypothetical but reasonably possible increase of 1% in the floating rate on the relevant interest rate yield curve applicable to both, derivative and non-derivative instruments denominated in Australian dollars, the currency with the largest interest rate sensitivity, outstanding as of June 30, 2018, would have resulted in an adverse impact on income before income taxes and equity in income (loss) of affiliated companies of $8.3 million for the year ended June 30, 2018. A hypothetical but reasonably possible increase of 1% in the floating rate on the relevant interest rate yield curve applicable to both derivative and non-derivative instruments denominated in U.S. dollars, the currency with the largest interest rate sensitivity, outstanding as of June 30, 2017, would have resulted in an adverse impact on income before income taxes and equity in income (loss) of affiliated companies of $10.7 million for the year ended June 30, 2017. The Australian dollar became the currency with the largest sensitivity in 2018 due to Amcor reducing its exposure to variable dollar interest rates by issuing additional $500 million of notes in 2018, while the level of variable Australian dollar debt remained relatively stable.

Foreign Exchange Risk

        Amcor operates in over 40 countries across the world.

        In the six months ended December 31, 2018, 34% of Amcor's net sales were effectively generated in U.S. dollar functional currency entities. For the same six-month period, 25% of net sales were generated in Euro functional currency entities with the remaining 41% of net sales being generated in entities with functional currencies other than U.S. dollars and Euros (across 32 different functional currencies). The impact of translating Euro and other non-U.S. dollar net sales and operating expenses into U.S. dollar for reporting purposes will vary depending on the movement of those currencies from period to period.

        For the six months ended December 31, 2018, a hypothetical but reasonably possible adverse change of 10% in the underlying average foreign currency exchange rate for the Euro would have resulted in an adverse impact on Amcor's net sales of $112 million.

        In the years ended June 30, 2018 and 2017, 33% and 35% of Amcor's net sales, respectively, were effectively generated in U.S. dollar functional currency entities. For the same years, 26% and 24% of net sales, respectively, were generated in Euro functional currency entities with the remaining 41% and 41% of net sales, respectively, being generated in entities with functional currencies other than U.S. dollars and Euros (across 32 different functional currencies). The impact of translating Euro and other non-U.S. dollar net sales and operating expenses into U.S. dollar for reporting purposes will vary depending on the movement of those currencies from period to period.

        For the years ended June 30, 2018 and 2017, a hypothetical but reasonably possible adverse change of 10% in the underlying average foreign currency exchange rate for the Euro would have resulted in an adverse impact on Amcor's net sales of $237.8 million and $219.2 million, respectively.

AMCO-243

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Raw Material and Commodity Price Risk

        The primary raw materials for Amcor's products are resins, film, aluminum, and liquids. Amcor has market risk primarily in connection with the pricing of its products and are exposed to commodity price risk from a number of commodities and certain other raw materials and energy price risk.

        Changes in prices of Amcor's key raw materials and commodities, including resins, film, aluminum, and liquids and other raw materials, may result in a temporary or permanent reduction in income before income taxes and equity in income (loss) of affiliated companies depending on the level of recovery by material type. The level of recovery depends both on the type of material and the market in which Amcor operates. Across its business, Amcor has a number of contract provisions that allow for passing on of raw material price fluctuations to customers within contractually predefined periods.

        A hypothetical but reasonably possible 1% increase on average prices for resins, film, aluminum and liquids, not passed on to the customer by way of a price adjustment, would have resulted in an increase in cost of sales and hence an adverse impact on income before income taxes and equity in income (loss) of affiliated companies for the six months ended December 31, 2018 and 2017 of $20.0 million and $21.0 million, respectively.

        A hypothetical but reasonably possible 1% increase on average prices for resins, film, aluminum and liquids, not passed on to the customer by way of a price adjustment, would have resulted in an increase in cost of sales and hence an adverse impact on income before income taxes and equity in income (loss) of affiliated companies for the year ended June 30, 2018 and 2017 of $43.7 million and $45.4 million, respectively.

Credit Risk

        Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss. Amcor is exposed to credit risk arising from financing activities including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments, as well as from over-the-counter raw material and commodity related derivative instruments.

        Amcor manages its credit risk from balances with financial institutions through standard operating procedures, which provide guidelines on setting limits to minimize the concentration of risks and therefore mitigating financial loss through potential counterparty failure and on dealing and settlement procedures. The investment of surplus funds is made only with approved counterparties and within credit limits assigned to each specific counterparty. Financial derivative instruments can only be entered into with high credit quality approved financial institutions with a minimum long-term credit rating of A- or better by Standard & Poor's. As of December 31, 2018 and 2017 and June 30, 2018 and 2017, Amcor has no significant concentration of credit risk in relation to derivatives entered into in accordance with its hedging and risk management activities.

AMCO-244

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS, DIRECTORS AND MANAGEMENT OF BEMIS

        The following table lists the beneficial ownership of Bemis Shares as of February 15, 2019, by each director, each of Bemis' named executive officers for fiscal year 2018, and all of Bemis' current directors and executive officers as a group. Percentage of outstanding shares is based on 91,211,989 Bemis Shares outstanding as of February 15, 2019.

Beneficial Owner	Direct(1)	Voting or Investment Power(2)	Right to Acquire(3)	Total	Percent of Outstanding Bemis Shares
William F. Austen	294,913	45,725	37,467	378,105	*
Michael B. Clauer	26,037	—	8,375	34,412	*
Katherine C. Doyle	2,581	—	2,580	5,161	*
Sheri H. Edison	52,767	—	4,873	57,640	*
Timothy S. Fliss	17,515	17,767	3,357	38,639	*
Adele M. Gulfo	9,113	—	2,580	11,693	*
David S. Haffner	48,872	—	2,580	51,452	*
William E. Jackson	21,166	—	3,285	24,451	*
Timothy M. Manganello	88,647	—	4,464	93,111	*
Arun Nayar	16,106	—	2,580	18,686	*
Guillermo Novo	241	—	2,580	2,821	*
Marran H. Ogilvie	807	—	2,580	3,387	*
David T. Szczupak	15,337	—	2,580	17,917	*
Holly A. Van Deursen	27,429	—	2,580	30,009	*
Philip G. Weaver	35,635	—	2,580	38,215	*
George W. Wurtz	841	—	2,580	3,421	*
Robert H. Yanker	1,930	—	2,580	4,510	*
All directors and executive officers as a group (19 persons)	722,970	63,492	93,126	879,588	*

*
Less than one percent.

(1)
These Bemis Shares are held individually or jointly with others, or in the name of a bank, broker, or nominee for the individual's account. Also included are Bemis Shares held in 401(k) accounts of executive officers.

(2)
This column identifies Bemis Shares included under the Direct holdings column over which directors and executive officers have or share voting or investment power, including Bemis Shares directly owned by certain relatives with whom they are presumed to share voting and/or investment power.

(3)
Includes Bemis Shares that are currently vested or that will vest within 60 days of February 15, 2019 pursuant to the grants made under Bemis' 2007 Stock Incentive Plan or 2014 Stock Incentive Plan, representing a pro-rata portion of outstanding units that vest in the event of the director or executive officer's retirement.

AMCO-245

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        The only persons known to Bemis to beneficially own, as of February 15, 2019, more than five percent of outstanding Bemis Shares are set forth in the following table. Percentage of outstanding shares is based on 91,211,989 Bemis Shares outstanding as of February 15, 2019.

Beneficial Owner	Number of Bemis Shares Beneficially Owned	Percent of Outstanding Bemis Shares
The Vanguard Group, Inc.(1)	9,419,790	10.3%
100 Vanguard Blvd.
Malvern, PA 19355
BlackRock, Inc.(2)	8,281,577	9.1%
55 East 52nd Street
New York, NY 10022
State Street Corporation(3)	7,024,614	7.7%
One Lincoln Street
Boston, MA 02111
American Century Investment Management, Inc.(4)	2,570,643	2.8%
4500 Main Street
9th Floor
Kansas City, MO 64111

(1)
Based on information contained in a Schedule 13G filed by such beneficial owner with the SEC on February 11, 2019, Vanguard has sole voting power over 42,887 Bemis Shares, sole dispositive power over 9,371,510 Bemis Shares, shared voting power over 13,812 Bemis Shares and shared dispositive power over 48,280 Bemis Shares.

(2)
Based on information contained in a Schedule 13G filed by such beneficial owner with the SEC on February 4, 2019, BlackRock has sole voting power over 7,904,356 Bemis Shares and sole dispositive power over 8,281,577 Bemis Shares.

(3)
Based on information contained in a Schedule 13G filed by such beneficial owner with the SEC on February 13, 2019, State Street Corporation has shared voting over 6,442,082 and shared dispositive power over 7,024,614 Bemis Shares.

(4)
Based on information contained in a Schedule 13G filed by such beneficial owner with the SEC on February 11, 2019, American Century Investment Management has sole voting power over 2,372,143 Bemis Shares and sole dispositive power over 2,570,643 Bemis Shares.

AMCO-246

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS, DIRECTORS AND MANAGEMENT OF AMCOR

        The following table describes the beneficial ownership of Amcor Shares as of January 11, 2019 by each person known to Amcor to beneficial own more than five percent of the outstanding Amcor Shares and the directors and executive officers of Amcor. The number of outstanding Amcor Shares used in calculating the percentage for each person listed is based on 1,158,141,276 Amcor Shares outstanding on February 15, 2019, includes the Amcor Shares underlying any options beneficially owned by that person that are exercisable within 60 days following February 15, 2019, but such Amcor Shares are not used in calculating the percentage for any other person not owning such options. As of February 15, 2019 there were 86,698 holders of Amcor Shares.

        Except as otherwise set forth below, each of the beneficial owners listed has, to Amcor's knowledge, sole voting, dispositive and investment power with respect to the indicated Amcor Shares owned by them.

	Amcor Shares Beneficially Owned(1)
Name	Number	Percentage
5% Shareholders
BlackRock, Inc.(2)	93,901,814	8.1
The Vanguard Group, Inc.(3)	58,103,725	5.0
Directors and Executive Officers
Graeme Liebelt	93,565	*
Ronald Delia	1,143,784	*
Dr. Armin Meyer	50,000	*
Paul Brasher	28,769	*
Eva Cheng	11,425	*
Karen Guerra	46,721	*
Nicholas (Tom) Long	4,000	*
Jeremy Sutcliffe	63,093	*
Michael Casamento	95,450	*
Peter Konieczny	134,044	*
Ian Wilson	347,781	*
All Directors and Executive Officers as a Group (11 Persons)	2,018,632	*

*
Less than one percent of the outstanding Amcor Shares.

(1)
Ownership, both direct and indirect, is based on the number of Amcor Shares outstanding as of February 15, 2019, including unvested restricted stock units that will vest within 60 days of February 15, 2019 and any Amcor Shares that may be acquired upon exercise of options within 60 days of February 15, 2019. The holders have sole voting and dispositive power over the Amcor Shares except as otherwise noted in the footnotes below.

(2)
Information regarding beneficial ownership of Amcor Shares by BlackRock, Inc. ("BlackRock") is based on filings made by BlackRock with the ASX pursuant to Section 671B of the Australian Act and reflects Amcor Shares beneficially owned by BlackRock and certain of its affiliates as of January 15, 2018. Blackrock's address is 55 East 52nd Street, New York, New York 10055.

(3)
Information regarding beneficial ownership of Amcor Shares by The Vanguard Group, Inc. ("Vanguard") is based on filings made by Vanguard with the ASX pursuant to Section 671B of the Australian Act and reflects Amcor Shares beneficially owned by Vanguard and Vanguard Investments Australia Ltd. as of June 12, 2018. Vanguard's address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

AMCO-247

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF NEW AMCOR SHARES AND THE NEW AMCOR ARTICLES OF ASSOCIATION

        As a result of the transaction, Bemis shareholders will become shareholders of New Amcor. The rights of former Bemis shareholders following the consummation of the transaction will be governed by the New Amcor Articles of Association, as well as the laws of Jersey, Channel Islands, including the Jersey Companies Law. The following is a summary of the material terms of the New Amcor Shares as set forth in the New Amcor Articles of Association and the material provisions of the laws of Jersey, Channel Islands. This summary does not purport to be complete and is qualified in its entirety by reference to the form of the New Amcor Articles of Association that will become effective upon completion of the transaction and that is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein. For a summary of the differences between your current rights as a Bemis shareholder and your rights as a New Amcor shareholder following completion of the transaction, see "Comparison of the Rights of Holders of Bemis Shares and New Amcor Shares."

Share Capital

        The authorized share capital of New Amcor will be $100,000,000, divided into 9,000,000,000 ordinary shares of $0.01 par value each and 1,000,000,000 preferred shares of $0.01 par value each, which may be issued in such class or classes or series as the New Amcor board may determine in accordance with the New Amcor Articles of Association. Upon consummation of the transaction, New Amcor will have an estimated 1,625,822,641 ordinary shares issued and outstanding.

        All ordinary shares have equal voting rights and no right to a fixed income and carry the right to receive dividends that have been declared by New Amcor. The holders of ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of New Amcor. The rights and obligations attaching to any preferred shares will be determined at the time of issue by the New Amcor board in its absolute discretion and must be set forth in a statement of rights. Any preferred shares that are issued may have priority over the ordinary shares with respect to dividend or liquidation rights or both. Upon consummation of the transaction, New Amcor will not have any preferred shares issued and outstanding.

        The New Amcor board may issue New Amcor Shares or preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of the NYSE, ASX or other stock exchange or quotation system on which any class or series of New Amcor's shares may be listed or quoted.

        Subject to the New Amcor Articles of Association and the rights or restrictions attached to any shares or class of shares, if New Amcor is wound up and the property of New Amcor available for distribution among the shareholders is more than sufficient to pay (i) all the debts and liabilities of New Amcor and (ii) the costs, charges and expenses of the winding up, the excess must be divided among the shareholders in proportion to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares. If New Amcor is wound up, the directors or liquidator (as applicable) may, with the sanction of a special resolution of the shareholders of New Amcor and any other sanction required by the Jersey Companies Law, divide among the shareholders the whole or any part of the assets of New Amcor and determine how the division will be carried out as between the shareholders or different classes of shareholders.

        New Amcor CDIs are units of beneficial ownership in shares constituted under Australian law which may be held and transferred through the CHESS system. For further information regarding the CDIs, see "—CHESS Depositary Interests" below. All references to shares in this document will be deemed, where the context permits, also to be references to the CDIs.

AMCO-248

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        New Amcor's registered office address and the address where New Amcor's register of members is maintained is 3rd Floor 44 Esplanade, St. Helier, Jersey JE4 9WG.

Organizational Documents; Governing Law

        The rights of New Amcor shareholders will be governed by, among other things, the New Amcor Articles of Association and the laws of Jersey, Channel Islands, including the Jersey Companies Law.

Voting Rights

        Each New Amcor Share will entitle the holder to one vote per share at any general meeting of shareholders. An ordinary resolution requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon. A special resolution requires approval by the holders of two-thirds of the voting rights represented at a meeting, in person or by proxy, and voting thereon (or such greater majority as the New Amcor Articles of Association may prescribe).

        Voting rights with respect to any class of preferred shares (if any) will be determined by the New Amcor Board and set out in the relevant statement of rights for such class.

        Neither Jersey law nor the New Amcor Articles of Association restrict non-resident shareholders from holding or exercising voting rights in relation of New Amcor Shares. There are no provisions in the Jersey Companies Law relating to cumulative voting.

No Preemptive Rights

        New Amcor shareholders will not have preemptive rights to acquire newly issued New Amcor Shares.

Variation of Rights

        The rights attached to any class of New Amcor Shares, such as voting, dividends and the like, may, unless their terms of issue state otherwise, be varied by a special resolution passed at a separate meeting of the holders of shares of such class.

Certificated and Uncertificated Shares

        New Amcor Shares may be held in either certificated or uncertificated form. Every holder of certificated shares is entitled, without payment, to have a certificate for the shares that it owns executed under New Amcor's seal or in such other manner as provided by the Jersey Companies Law.

Transfer of Shares

        Generally, fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the New Amcor Articles of Association unless the transfer is restricted by applicable securities laws or prohibited by another instrument.

Dividends

        The New Amcor board may declare and pay any dividends from time to time as the New Amcor board may determine. The New Amcor board may rescind a decision to pay a dividend if it decides, before the payment date, that New Amcor's financial position no longer justifies the payment. The payment of a dividend does not require shareholder confirmation or approval at a general meeting of the shareholders.

AMCO-249

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Holders of New Amcor Shares are entitled to receive equally, on a per share basis, any dividends that may be declared in respect of New Amcor Shares by the New Amcor board.

        The New Amcor board may direct that a dividend will be satisfied from any available source permitted by law, including wholly or partly by the distribution of assets, including paid up shares or securities of another company. If, in the future, New Amcor declares cash dividends, such dividends will be declared in U.S. dollars.

        Under the Jersey Companies Law, dividends may be paid from any source permitted by law (other than from nominal capital account and capital redemption reserve), subject to a requirement for the directors who are to authorize the payment of any dividend to make a statutory solvency statement.

        The New Amcor Articles of Association permit the New Amcor board to require that all dividend payments will be paid only through electronic transfer into an account selected by the shareholder rather than by a bank check.

        No dividend or other monies payable on or in respect of a share will bear interest as against New Amcor (unless the terms of the share specify otherwise).

        If any dividend is unclaimed for 11 calendar months after issuance, the New Amcor board may stop payment on the dividend or otherwise make use of the unclaimed amount for the benefit of New Amcor until claimed or otherwise disposed of according to the laws relating to unclaimed monies.

Alteration of Share Capital

        Under the Jersey Companies Law, New Amcor may, by special resolution of its shareholders: increase its share capital; consolidate and sub-divide; convert shares into or from stock; re-denominate any of its shares into another currency or reduce its share capital, capital redemption reserve or share premium account in any way.

Redeemable Shares

        The New Amcor Shares will not initially be redeemable. Pursuant to the Jersey Companies Law and the New Amcor Articles of Association, the New Amcor board may issue redeemable shares or convert existing non-redeemable shares, whether issued or not, into redeemable shares, which shares will be, in each case, redeemable in accordance with their terms or at the option of New Amcor and/or at the option of the holder (provided that an issued non-redeemable share may only be converted into a redeemable share with the agreement of the holder or pursuant to a special resolution).

Purchase of Own Shares

        Subject to the provisions of the Jersey Companies Law and the New Amcor Articles of Association, New Amcor may purchase its own shares or CDIs and either cancel them or hold them as treasury shares.

        Under Jersey law, New Amcor's purchase of its own shares must be sanctioned by a special resolution of New Amcor's shareholders. If the purchase is to be made on a stock exchange, the special resolution must specify the maximum number of shares or CDIs to be purchased, the maximum and minimum prices which may be paid, and the date on which the authority to purchase is to expire (which may not be more than five years after the date of the resolution). If the purchase is to be made otherwise than on a stock exchange, the purchase must be made pursuant to a written purchase contract approved in advance by a resolution of shareholders (excluding the shareholder from whom New Amcor proposes to purchase shares or CDIs).

AMCO-250

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Prior to the consummation of the transaction, Amcor (as the majority shareholder of New Amcor at such time) intends to adopt a special resolution approving a five-year repurchase authorization for up to 485,000,000 New Amcor Shares or CDIs.

Shareholder Meetings

Annual Meetings of Shareholders

        Under Jersey law, New Amcor must hold an annual general meeting once every calendar year and not more than 18 months may elapse between two successive annual general meetings, at such date, time and place as may be determined by the New Amcor board.

        A general shareholder meeting may only be called by a resolution of the New Amcor board or as otherwise provided in the Jersey Companies Law.

Special Meetings of Shareholders

        The New Amcor board may, and upon request of shareholders as required by Jersey law (and as described below) must, convene an extraordinary general meeting of the shareholders.

        Under the Jersey Companies Law, shareholders of New Amcor holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require the directors to call a meeting of shareholders. Upon receiving a requisition notice from shareholders, the New Amcor board must call a special meeting as soon as practicable but in any case not later than two months after the date of the requisition. If the directors do not within 21 days from the date of the deposit of the requisition proceed to call a meeting to be held within two months of that date, the requisitionists, or any of them representing more than half of the total voting rights of all of them, may themselves call a meeting, but a meeting so called may not be held after three months from that date.

Notice of Meetings; Record Date

        Under the New Amcor Articles of Association and applicable stock exchange listing rules, the notice for a general meeting must be sent to all shareholders. The content of a notice of a general meeting called by the New Amcor board is to be decided by the New Amcor board, but it must designate the meeting as an annual or extraordinary general meeting and must state the general nature of the business to be transacted at the meeting and any other matters required by the Jersey Companies Law.

        For the purpose of determining whether a person is entitled as a shareholder to attend or vote at a meeting and how many votes such person may cast, New Amcor may specify in the notice a date not more than 60 days nor less than 10 days before the date fixed for the meeting, as the date for the determination of the shareholders entitled to receive notice of, attend or vote at the meeting or appoint a proxy. New Amcor may specify a separate time by which a CDI Holder must be on the CDI register in order to direct the Depositary Nominee to vote or appoint a proxy.

Quorum

        Under the New Amcor Articles of Association, no business may be transacted at any general meeting unless a quorum (the holders of shares representing at least the majority of total voting rights of all shareholders entitled to vote at such meeting) is present in person or by proxy at the time when the meeting proceeds to business.

AMCO-251

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Action by Written Consent

        The New Amcor Articles of Association prohibit actions to be taken by unanimous written consent. Under the New Amcor Articles of Association, any action required or permitted to be taken by shareholders or any class of them must be effected at a general meeting of New Amcor or of the class in question and may not be effected by any consent or resolution in writing of the shareholders.

Shareholder Proposals

        Under the New Amcor Articles of Association, a shareholder of record who has the right to vote at an annual general meeting may, on giving notice to New Amcor no more than 120 days and no less than 90 days before the date which is one year after the date of the previous annual general meeting, require New Amcor to include a resolution to be proposed at the annual general meeting. Any proposed business must be a proper matter for shareholder action.

        In addition, a shareholder of record who has the right to vote at general meetings may propose persons for nomination as directors subject to complying with the applicable requirements to be set forth in the New Amcor Articles of Association, including delivery to New Amcor of specified information on director nominees. Shareholder nominations must be made on notice of (i) in the case of annual general meetings, no more than 120 calendar days and no less than 90 days (in each case from the anniversary date of the preceding annual general meeting), or (ii) in the case of extraordinary general meetings called for the purpose of electing directors, not later than the 10th day following the day on which notice of the date of such meeting was mailed.

Conditions of Admission

        Under the New Amcor Articles of Association, the New Amcor board and the chairperson of any general meeting may make any arrangement and impose any requirement or restriction it or he or she considers appropriate to ensure the safety of persons attending and the orderly conduct of a general meeting including, without limitation, requirements for identification to be produced by those attending the meeting, searches and the restriction of items that may be taken into the meeting place. The New Amcor board and, at any general meeting, the chairperson are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

Board of Directors

New Amcor Directors' Fees, Expenses, Pensions and Other Benefits

        Under the New Amcor Articles of Association, compensation of New Amcor directors may be determined by the New Amcor board from time to time.

        Any director who holds any executive office or performs services which in the opinion of the New Amcor board makes special exertion for the benefit of New Amcor or are outside the scope of the ordinary duties of a New Amcor director, may be paid extra compensation, including fee, salary, commission or otherwise as the New Amcor board may determine.

        The New Amcor directors may also reimburse any director for reasonable expenses incurred in attending and returning from meetings of the New Amcor board, any committee of the New Amcor board or general meetings or otherwise in connection with the business of New Amcor.

        Any director may be paid a retirement benefit of an amount and on such terms as determined by the New Amcor board. The New Amcor board may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors and grant pensions and allowances to those persons or their dependents either by periodic payment or a lump sum.

AMCO-252

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        To the maximum extent permitted by applicable law, every present or former director or officer of New Amcor will be indemnified by New Amcor against any loss or liability incurred by him by reason of being or having been such a director or officer. The New Amcor board may authorize the purchase or maintenance by New Amcor for any current or former director or officer of such insurance as is permitted by applicable law in respect of any liability which would otherwise attach to such current or former director or officer.

Executive Directors

        The New Amcor board may appoint one or more directors to be the holder of any executive office on such terms as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

Size and Classification of the Board

        Under the New Amcor Articles of Association, the number of directors may not be less than three nor more than 11 until the date of the first annual general meeting of shareholders to be held in fiscal year 2020, after which time it may be no more than 12.

        The New Amcor board is not classified.

Election of Directors

        New Amcor directors are appointed by New Amcor's board of directors and shall hold office until the next annual general meeting following such appointment. Under the New Amcor Articles of Association, all directors are subject to annual re-election by shareholders. Directors will hold office until the conclusion of the next annual general meeting following his or her appointment, unless such director is re-elected at the general meeting.

        Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) will be elected as directors and an absolute majority of votes cast will not be a pre-requisite to the election of such directors.

Removal of Directors

        Under the New Amcor Articles of Association, a director may only be removed from office by ordinary resolution of New Amcor shareholders as a result of:

  •
  the director's conviction (with a plea of nolo contendere deemed to be a conviction) of a serious felony involving moral turpitude or a violation of U.S. federal or state securities law, but excluding a conviction based entirely on vicarious liability; or

  •
  the director's commission of any material act of dishonesty (such as embezzlement) resulting or intended to result in material personal gain or enrichment of the director at the expense of the Company or any subsidiary and which act, if made the subject to criminal charges, would be reasonably likely to be charged as a felony.

For these purposes nolo contendere, felony and moral turpitude have the meaning given to them by the laws of the United States of America or any relevant state thereof and shall include equivalent acts in any other jurisdiction.

Vacancies

        The New Amcor Articles of Association provide that any vacancy occurring on the New Amcor board (whether caused by increase in size of the New Amcor board, or by death, disability, resignation,

AMCO-253

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

removal or otherwise) shall only be filled by a majority of the New Amcor board then in office, even though fewer than a quorum.

        Any directors appointed by the New Amcor board to fill a vacancy will hold office until the next annual general meeting following his or her appointment.

Directors' Conflict of Interest

        Under Jersey law, each director who has, directly or indirectly, a material interest of which he or she is aware in a transaction entered into or proposed to be entered into by New Amcor which to a material extent conflicts or may conflict with the interests of New Amcor, must disclose to New Amcor the nature and extent of his or her interest. Under the New Amcor Articles of Association, such director may be counted in the quorum of any New Amcor board meeting at which the conflicted transaction is considered, but cannot cast a vote in respect of the matter.

        Failure to disclose an interest entitles New Amcor or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director rescind any profit to New Amcor. Penalties for failing to disclose include unwinding the transaction or rescission of profits. Notwithstanding a failure to disclose an interest, a transaction is not voidable and a director is not accountable for profits if the transaction is disclosed in reasonable detail in the notice calling the meeting and confirmed by special resolution. In addition, a court must not set aside a transaction (but it may still require that the director rescind profits) unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and that the transaction was not reasonable or fair to New Amcor at the time it was entered into.

Powers of New Amcor Directors

        Subject to the provisions of the Jersey Companies Law, the New Amcor Articles of Association and any directions given by special resolution of New Amcor shareholders, the business of New Amcor is managed by the board, which can exercise all the powers of New Amcor.

        The New Amcor board may delegate any of its powers to one director, a board committee, or any person or persons. A director, board committee, or person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the board.

Business Combinations with Interested Shareholders

        Under the New Amcor Articles of Association, New Amcor will be prohibited from engaging in any business combination with any "interested shareholder" for a period of three years following the time that such shareholder became an interested shareholder (subject to certain specified exceptions), unless (in addition to other exceptions) prior to such business combination the New Amcor board approved either the business combination or the transaction which resulted in the shareholder becoming an "interested shareholder."

        An "interested shareholder" is (subject to certain specified exceptions) any person (together with its affiliates and associates) that (i) owns more than 15% of New Amcor's voting stock or (ii) is an affiliate or associate of New Amcor and owned more than 15% of New Amcor's voting stock within three years of the date on which it is sought to be determined whether such person is an "interested shareholder."

Disclosure of Shareholding Ownership

        Holders of beneficial interests in New Amcor Shares must comply with the beneficial ownership disclosure obligations contained in section 13(d) of the Exchange Act and the rules promulgated thereunder.

AMCO-254

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Under the New Amcor Articles of Association, New Amcor may, by written notice, require any person whom New Amcor knows or has reasonable cause to believe to hold an interest in New Amcor Shares or to have held an interest at any time during the three years prior, to confirm whether that is the case and give further information as to their interest as requested.

        Where a person fails to comply with such notice within the reasonable time period specified in the notice or has made a statement which is false or inadequate, then, unless the New Amcor board determines otherwise, the following restrictions will apply to the applicable shares and to any new shares issued in right of those shares for so long as such person remains in default under the notice:

  •
  no voting rights will be exercisable in respect of those shares;

  •
  any dividend or other distribution payable in respect of those shares will be withheld by New Amcor without interest; and

  •
  no transfer of those shares will be registered except for an "excepted transfer".

        An "excepted transfer" means a transfer:

  •
  pursuant to acceptance of a takeover offer under the Jersey Companies Law;

  •
  made through the NYSE, ASX or any other stock exchange on which New Amcor Shares are normally traded; or

  •
  of the whole of a person's beneficial interest in the shares to an unaffiliated third party.

CHESS Depositary Interests

        CDIs are quoted and traded on the financial market operated by ASX. New Amcor Shares will be able to be traded on the NYSE, but will not be able to be traded on the financial market operated by the ASX. This is because ASX's electronic settlement system, known as CHESS, cannot be used directly for the transfer of securities of issuers, such as New Amcor, incorporated in countries whose laws do not recognize CHESS as a system to record uncertificated holdings or to electronically transfer legal title. CDIs have been created to facilitate electronic settlement and transfer in Australia for companies in this situation.

        CDIs are a type of depositary receipt which provide the holder with ultimate beneficial ownership of the underlying ordinary shares of New Amcor. Following closing of the transaction, the legal title to these ordinary shares is held by Cede & Co., with CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly-owned subsidiary of ASX, which we refer to as the Depositary Nominee, holding the beneficial title to those New Amcor Shares on behalf of CDI holders.

        Each CDI represents a beneficial interest in one New Amcor ordinary share and, unlike New Amcor Shares, each CDI can be held, transferred and settled electronically through CHESS.

        CDIs are traded electronically on the financial market operated by the ASX. However, there are a number of differences between holding CDIs and New Amcor Shares. The major differences are that:

  •
  CDI Holders do not have legal title in the underlying New Amcor Shares to which the CDIs relate (the chain of title in the New Amcor Shares underlying the CDIs is summarized above);

  •
  CDI Holders are not able to vote personally as shareholders at a meeting of New Amcor. Instead, CDI Holders are provided with a voting instruction form which will enable them to instruct the Depositary Nominee in relation to the exercise of voting rights. In addition, a CDI Holder is able to request the Depositary Nominee to appoint the CDI Holder or a third party nominated by the CDI Holder as its proxy so that the proxy so appointed may exercise the votes attaching to the New Amcor Shares; and

AMCO-255

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  CDI Holders will not be directly entitled to certain other rights conferred on holders of New Amcor Shares, including the right to apply to a Jersey court for an order on the grounds that the affairs of New Amcor are being conducted in a manner which is unfairly prejudicial to the interests of New Amcor shareholders; and the right to apply to the Jersey Financial Services Commission to have an inspector appointed to investigate the affairs of New Amcor.

        Alternatively, CDI Holders can convert their CDIs into New Amcor Shares in sufficient time before the relevant meeting, in which case they will be able to vote personally as shareholders of New Amcor.

Application of Standard Table

        The "standard table" of provisions under the Jersey Companies Law will not apply.

AMCO-256

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

COMPARISON OF THE RIGHTS OF HOLDERS OF BEMIS SHARES AND NEW AMCOR SHARES

        The following is a summary discussion of the material differences between the rights of Bemis shareholders before consummation of the transaction and the rights of New Amcor shareholders after consummation of the transaction. The rights of Bemis shareholders are currently governed by the Bemis bylaws, the Bemis articles of incorporation and Missouri law, including the Missouri Code. Upon consummation of the transaction, Bemis shareholders will become shareholders of New Amcor and New Amcor's current articles of association will be amended to be in substantially the form attached as Annex B to this proxy statement/prospectus, which is incorporated herein by reference. As a result, the rights of Bemis shareholders following the transaction will be governed by the New Amcor Articles of Association and the laws of Jersey, Channel Islands.

        The rights attaching to the New Amcor CDIs are economically equivalent to the rights attaching to the New Amcor Shares and, unless otherwise stated, any reference to New Amcor Shares in this comparison includes New Amcor CDIs. See the section entitled "Description of New Amcor Shares and the New Amcor Articles of Association" beginning on page [    •    ] of this proxy statement/prospectus.

        The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. This summary does not reflect any of the rules of the NYSE or ASX that may apply to New Amcor or Bemis in connection with the transaction or otherwise. This summary is qualified in its entirety by reference to the Bemis Bylaws, the Bemis Articles of Incorporation, the New Amcor Articles of Association, Missouri law (including the Missouri Code) and Jersey law (including the Jersey Companies Law), which you are urged to read carefully. Bemis has filed with the SEC the Bemis Bylaws and the Bemis Articles of Incorporation referenced in this summary of shareholder rights and will send copies to you without charge, upon your request. See "Where You Can Find More Information."

Bemis	New Amcor
ORGANIZATIONAL DOCUMENTS
The rights of Bemis shareholders are currently governed by the Missouri Code, as well as the Bemis Articles of Incorporation and the Bemis Bylaws.
The rights of New Amcor shareholders will be governed by the New Amcor Memorandum of Association, the New Amcor Articles of Association and the laws of Jersey, Channel Islands, including the Jersey Companies Law.
SHARE CAPITAL
Authorized and Outstanding Shares

The Bemis Articles of Incorporation authorize 500,000,000 shares of common stock, par value $0.10 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share.

Bemis' common stock is listed on the New York Stock Exchange under the symbol "BMS."

The authorized share capital of New Amcor will be $100,000,000, divided into 9,000,000,000 ordinary shares of $0.01 par value each (the "New Amcor Shares") and 1,000,000,000 preferred shares of $0.01 par value each.

The New Amcor board may issue New Amcor Shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of the NYSE, ASX or other stock exchange or quotation system on which any class or series of New Amcor's shares may be listed or quoted.

AMCO-257

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Preferred Shares
Bemis' board of directors is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights and preferences related thereto.
The New Amcor board may issue preferred shares in such class or classes or series as the New Amcor board may determine in accordance with the New Amcor Articles of Association.

Upon consummation of the transaction, New Amcor will not have any preferred shares issued and outstanding.

The New Amcor board may issue preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of the NYSE, ASX or other stock exchange or quotation system on which any class or series of New Amcor's shares may be listed or quoted.

Certificated and Uncertificated Shares

Pursuant to the Bemis Bylaws, Bemis' board of directors may authorize the issuance of stock either in certificated or in uncertificated form. If shares are issued in uncertificated form, each shareholder will be entitled upon written request to a statement of holdings as evidence of share ownership.

Each certificate or other evidence of stock ownership will be executed or recorded in accordance with statutes or regulations signed by the president or a vice president and the secretary or an assistant secretary or the treasurer or an assistant treasurer and sealed with the corporate seal. In case any such officer who has signed or whose facsimile signature has been placed upon such certificate will have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by Bemis with the same effect as if such officer had not ceased to be such officer at the date of its issue.

New Amcor Shares may be held in either certificated or uncertificated form.

Every holder of certificated shares is entitled, without payment, to have a certificate for the shares that it owns executed under New Amcor's seal or in such other manner as provided by the Jersey Companies Law.

Preemptive Rights

Under the Missouri Code, Bemis shareholders have preemptive rights (the right of existing shareholders to participate in subsequent share issuances) unless these rights are affirmatively limited or denied in the articles of incorporation. The Bemis Articles of Incorporation expressly disclaim any preemptive rights for shareholders.	New Amcor shareholders will not have preemptive rights to acquire newly issued New Amcor Shares.

AMCO-258

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Redemption or Repurchase of Shares

There are no redemption, sinking fund or conversion rights with respect to the Bemis Shares.

If Bemis' board of directors were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms and relevant sections of the Missouri Code would govern the redemption of such shares of preferred stock.

The New Amcor Shares will not initially be redeemable. Pursuant to the Jersey Companies Law and the New Amcor Articles of Association, the New Amcor board may issue redeemable shares or convert existing non-redeemable shares, whether issued or not, into redeemable shares, which shares will be, in each case, redeemable in accordance with their terms or at the option of New Amcor and/or at the option of the holder (provided that an issued non-redeemable share may only be converted into a redeemable share with the agreement of the holder or pursuant to a special resolution).

Subject to the provisions of the Jersey Companies Law and the New Amcor Articles of Association, New Amcor may purchase its own shares or CDIs and either cancel them or hold them as treasury shares.

Under Jersey law, New Amcor's purchase of its own shares must be sanctioned by a special resolution of New Amcor's shareholders. If the purchase is to be made on a stock exchange, the special resolution must specify the maximum number of shares or CDIs to be purchased, the maximum and minimum prices which may be paid, and the date on which the authority to purchase is to expire (which may not be more than five years after the date of the resolution). If the purchase is to be made otherwise than on a stock exchange, the purchase must be made pursuant to a written purchase contract approved in advance by a resolution of shareholders (excluding the shareholder from whom New Amcor proposes to purchase shares or CDIs).

AMCO-259

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Rights to Dividends

The Bemis Bylaws provide that Bemis' board of directors may declare, and Bemis may pay, dividends on the outstanding shares of capital stock from time to time in the manner and subject to the terms and conditions provided under the Missouri Code.

The holders of Bemis series preferred stock, when issued and outstanding, will be entitled to receive, if, when and as declared by Bemis' board of directors, out of any funds legally available therefor, cumulative cash dividends in the case of each series at the annual rate for such series theretofore fixed by Bemis' board of directors as hereinabove provided, and no more, payable on such dates as will be fixed for such series and such dividends will be cumulative, in the case of all shares of each particular series, from such date or dates as Bemis' board of directors may determine.

Unpaid dividends with respect to any series of preferred stock will not bear interest but will be a charge against the net earnings of the corporation.

The holders of Bemis Shares are entitled to receive dividends, if, when and as declared by Bemis' board of directors, out of any funds legally available therefor. However, no dividends may be declared or paid on any Bemis Shares unless and until all dividends on all series of preferred stock for all past dividend periods and the then-current dividend period will have been declared and paid or a sum sufficient for the payment thereof set apart.

The New Amcor board may declare and pay any dividends from time to time as the New Amcor board may determine. The New Amcor board may rescind a decision to pay a dividend if it decides, before the payment date, that New Amcor's financial position no longer justifies the payment. The payment of a dividend does not require shareholder confirmation or approval at a general meeting of the shareholders.

Holders of New Amcor Shares are entitled to receive equally, on a per share basis, any dividends that may be declared on a per share basis as adjusted with reference to any portion of the share, which is not fully paid. The New Amcor board may direct that a dividend will be satisfied from any available source permitted by law, including wholly or partly by the distribution of assets, including paid up shares or securities of another company. If, in the future, New Amcor declares cash dividends, such dividends will be declared in U.S. dollars and New Amcor will offer payment in other currencies.

The New Amcor Articles of Association permits the New Amcor board to require that all dividend payments will be paid only through electronic transfer into an account selected by the shareholder rather than by a bank cheque.

Appraisal Rights
Under the Missouri Code, the Bemis shareholders are entitled to dissenters' rights in connection with mergers and consolidations, provided the Bemis shareholder complies with the following:

•

the shareholder must own their stock as of the record date set for the meeting to approve the merger or consolidation;

•

the shareholder must deliver a written objection to the merger or consolidation prior to or at the applicable special meeting to approve the transaction;

No appraisal rights are available to shareholders of a company organized under the laws of Jersey.

AMCO-260

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor

•

the shareholder must not vote in favor of the merger or consolidation at such special meeting; and

•

the shareholder must deliver to the surviving corporation a written demand for payment, within 20 days of the effective time of the merger or consolidation, of the fair market value of his or her Bemis capital stock as of the day before the date on which the vote was taken.

Fair value for the shareholder's stock will be set by agreement between the dissenting shareholder and the surviving or new company and, failing agreement, by a court of competent jurisdiction. Except in cases of fraud or lack of authorization for a transaction, these appraisal rights provide a dissenting shareholder's exclusive remedy.

Alteration of Share Capital

Under the Missouri Code, Bemis' board of directors may authorize, or submit to the shareholders without first adopting, a reduction of stated capital whether by retirement of reacquired shares or otherwise but only with the affirmative vote adopting the reduction by at least 2/3 of the outstanding shares entitled to vote. Also a corporation may amend its articles of incorporation, with the requisite shareholder approval required by the Missouri Code, to change, exchange, reclassify, subdivide, combine or cancel stock (including to increase or decrease the aggregate number of authorized shares in a class or the par value of the shares in a class, create a new class of shares having rights and preferences prior or superior to the shares of a class, or alter or change the powers, preferences, or special rights of the shares of a class or a series of a class).
Under the Jersey Companies Law, New Amcor may, by special resolution of its shareholders: increase its share capital; consolidate and sub-divide; convert shares into or from stock; re-denominate any of its shares into another currency or reduce its share capital, capital redemption reserve or share premium account in any way.
Disclosure of Interests
Holders of beneficial interests in Bemis Shares must comply with the beneficial ownership disclosure obligations contained in section 13(d) of the Exchange Act and the rules promulgated thereunder.	Holders of beneficial interests in Bemis Shares must comply with the beneficial ownership disclosure obligations contained in section 13(d) of the Exchange Act and the rules promulgated thereunder.

AMCO-261

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Under the New Amcor Articles of Association, New Amcor may, by written notice, require any person whom New Amcor knows or has reasonable cause to believe to hold an interest in New Amcor Shares or to have held an interest at any time during the three years prior, to confirm whether that is the case and give further information as to their interest as requested. Where a person fails to comply with such notice within the reasonable time period specified in the notice or has made a statement which is false or inadequate, then, unless the New Amcor board determines otherwise, certain restrictions will apply to the applicable shares. See "Description of New Amcor Shares and the New Amcor Articles of Association—Disclosure of Shareholding Ownership".
SHAREHOLDER MEETINGS
Time and Place of Meetings

Under the Bemis Bylaws, meetings of shareholders will be held at such place and time as Bemis' board of directors may authorize.

Under the Bemis Bylaws, notice of meeting, written or printed, for the annual meeting or any special meeting of shareholders, setting forth the purpose or purposes of the meeting, must be mailed to the last known address of each shareholder not more than 70 days nor less than 10 days before any such meeting.

General meetings may be held at such place or places, date and time as may be decided by the New Amcor board in accordance with the New Amcor Articles of Association.

Under the New Amcor Articles of Association and applicable stock exchange listing rules, the notice for a general meeting must be sent to all shareholders and CDI Holders. The content of a notice of a general meeting called by the New Amcor board is to be decided by the New Amcor board, but it must designate the meeting as an annual or extraordinary general meeting and must state the general nature of the business to be transacted at the meeting and any other matters required by the Jersey Companies Law.

Voting Rights, Cumulative Voting

Under the Missouri Code, unless otherwise provided in the articles of incorporation, each outstanding share entitled to vote under the provisions of the articles of incorporation will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

The Bemis Articles of Incorporation provide that the holders of Bemis Shares are entitled to one vote on any and all matters presented to the shareholders of the corporation for their consideration.

Each New Amcor Share will entitle the holder to one vote per share at any general meeting of shareholders.

An ordinary resolution requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon. A special resolution requires approval by the holders of two-thirds of the voting rights represented at a meeting, in person or by proxy, and voting thereon (or such greater majority as the New Amcor Articles of Association may prescribe).

AMCO-262

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
The Bemis Bylaws provide that shareholders are not entitled to cumulative voting in the election of directors.	Voting rights with respect to any class of preferred shares (if any) will be determined by the New Amcor Board and set out in the relevant statement of rights for such class.

Neither Jersey law nor the New Amcor Articles of Association restrict non-resident shareholders from holding or exercising voting rights in relation of New Amcor Shares.

There are no provisions in the Jersey Companies Law relating to cumulative voting.

Action by Written Consent

Under the Missouri Code, any action required to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if consents in writing, setting forth the action so taken, are signed by all the shareholders entitled to vote with respect to the subject matter thereof. Such consents will have the same force and effect as a unanimous vote of the shareholders at a meeting duly held.
Under Jersey law, unless prohibited by a company's articles of association, a unanimous written consent by each shareholder entitled to vote on the matter may effect any matter that otherwise may be brought before a shareholders' meeting, except for the removal of auditors.

The New Amcor Amended and Restated Articles prohibit actions to be taken by unanimous written consent. Under the New Amcor Amended and Restated Articles, any action required or permitted to be taken by shareholders or any class of them must be effected at a general meeting of New Amcor or of the class in question and may not be effected by any consent or resolution in writing of the shareholders.

Quorum

Under the Missouri Code, no business may be transacted at any meeting of the shareholders unless a quorum is present.

Under the Bemis Bylaws, a quorum at any meeting of the shareholders must consist of a majority of the shares entitled to vote represented in person or by proxy. For purpose of determining whether shares are present at a meeting for quorum, or any other purpose, all shares that are represented by a proxy will be deemed to be represented at the meeting.

Under the New Amcor Amended and Restated Articles, no business may be transacted at any general meeting unless a quorum (the holders of shares representing at least the majority of total voting rights of all shareholders entitled to vote at such meeting) is present in person or by proxy at the time when the meeting proceeds to business.

AMCO-263

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Annual Meetings of Shareholders

Under the Missouri Code, an annual meeting of shareholders for the election of directors will be held on a day which each corporation may fix by its bylaws; and if no day be so provided, then on the second Monday in the month of January.

The Bemis Bylaws provide that the annual meeting of the shareholders to elect directors and to transact such other business as may properly come before the meeting, will be held at such time and place as may be selected by Bemis' board of directors.

Under Jersey law, New Amcor must hold an annual general meeting once every calendar year and not more than 18 months may elapse between two successive annual general meetings, at such date, time and place as may be determined by the New Amcor board.

A general shareholder meeting may only be called by a resolution of the New Amcor board or as otherwise provided in the Jersey Companies Law.

Written or printed notice for each annual meeting of the shareholders will be mailed to the last known address of each shareholder not more than 70 days nor less than 10 days before any such meeting.
The notice for the annual general meeting must be sent to all shareholders and CDI holders. New Amcor may determine that the shareholders entitled to receive a notice of a general meeting are the shareholders on the register at the close of business on a day determined by New Amcor.
Special Meetings of Shareholders

Under the Missouri Code, special meetings of the shareholders may be called by the board of directors or by such other person or persons as may be authorized by the articles of incorporation or the bylaws.

The Bemis Bylaws provide that special meetings of the shareholders may be called by resolution of Bemis' board of directors. The only business which can be conducted at a special meeting is that which has been set forth as the purpose or purposes of the meeting in the notice of meeting which must be sent not more than 70 days nor less than 10 days before any such meeting. Bemis' board of directors may designate the person who will chair meetings of shareholders. Should Bemis' board of directors not designate any person, the Bemis chief executive officer, or his/her designee will preside over the meeting.

The New Amcor board may, and upon request of shareholders as required by Jersey law (and as described below) must, convene an extraordinary general meeting of the shareholders.

Under the Jersey Companies Law, shareholders of New Amcor holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require the directors to call a meeting of shareholders.

Upon receiving a requisition notice from shareholders, the New Amcor board must call a special meeting as soon as practicable but in any case not later than two months after the date of the requisition. If the directors do not within 21 days from the date of the deposit of the requisition proceed to call a meeting to be held within two months of that date, the requisitionists, or any of them representing more than half of the total voting rights of all of them, may themselves call a meeting, but a meeting so called may not be held after three months from that date.

AMCO-264

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Shareholder Proposals

The Bemis Bylaws provide that for any business to be properly brought before any annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the secretary of Bemis. To be timely, a shareholder's notice of any such business to be conducted at an annual meeting must be delivered to, or mailed and received at, the principal executive offices of Bemis not less than 90 days before the first anniversary of the date of the preceding year's annual meeting of shareholders. If, however, the date of the annual meeting is more than 30 days before or after such anniversary date, notice by a shareholder will be timely only if so delivered or so mailed and received not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. Except to the extent otherwise required by law, the adjournment of an annual meeting of shareholders will not commence a new time period for the giving of a shareholder's notice as required above.

The Bemis Bylaws also provide that director nominations by shareholders must be made pursuant to timely notice in writing to the secretary of Bemis. To be timely, a shareholder's notice of nominations to be made at an annual meeting of shareholders must be delivered to, or mailed and received at, the principal executive offices of Bemis not less than 90 days before the first anniversary of the date of the preceding year's annual meeting of shareholders. If, however, the date of the annual meeting is more than 30 days before or after such anniversary date, notice by a shareholder will be timely only if so delivered or so mailed and received not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. If a special meeting of shareholders of Bemis is called for the purpose of electing one or more directors to the board of directors, for a shareholder's notice to be timely it must be delivered to, or mailed and received at, the principal executive office of Bemis not less than 90 days before such special meeting or, if later, within 10 days after the first public announcement of the date of such special meeting. Except to the extent otherwise required by law, the adjournment of an annual or special meeting of shareholders will not commence a new time period for the giving of a shareholder's notice as described above.

Under the New Amcor Articles of Association, a shareholder of record who has the right to vote at an annual general meeting may, on giving notice to New Amcor no more than 120 days and no less than 90 days before the date which is one year after the date of the previous annual general meeting, require New Amcor to include a resolution to be proposed at the annual general meeting. Any proposed business must be a proper matter for shareholder action.

In addition, a shareholder of record who has the right to vote at general meetings may propose persons for nomination as directors subject to complying with the applicable requirements to be set forth in the New Amcor Articles of Association, including delivery to New Amcor of specified information on director nominees. Shareholder nominations must be made on notice of (i) in the case of annual general meetings, no more than 120 calendar days and no less than 90 days (in each case from the anniversary date of the preceding annual general meeting), or (ii) in the case of extraordinary general meetings called for the purpose of electing directors, not later than the 10th day following the day on which notice of the date of such meeting was mailed.

AMCO-265

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
SHAREHOLDER SUITS

Under the Missouri Code, in a derivative action brought by one or more shareholders or members to enforce a right of a corporation, the corporation having failed to enforce a right that may properly be asserted by it, the petition must be verified and must allege that the plaintiff was a shareholder or member at the time of the transaction of which there is a complaint or that the plaintiff's shares thereafter devolved on the plaintiff by operation of law. The petition must also allege with particularity the efforts, if any, made by the plaintiff to obtain the action desired from the board of directors and, if necessary, from the shareholders and the reasons for the failure to obtain the action or for not making the effort. The derivative action may not be maintained if it appears that the plaintiff does not fairly and adequately represent the interests of the shareholders similarly situated in enforcing the right of the corporation.
Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of the company's affairs, including a proposed or actual act or omission by the company, is "unfairly prejudicial" to the interests of shareholders generally or of some part of shareholders, including at a minimum the shareholder making the application.

There may also be common or customary law personal actions available to shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

RIGHTS OF INSPECTION

Under the Missouri Code, each shareholder may at all proper times have access to the books of Bemis, to examine the same, and under such regulations as may be prescribed by the bylaws, subject to certain limitations established in Missouri case law.
The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge.

Under the Missouri Code, if any officer having charge of the books of Bemis will, upon the demand of a shareholder, refuse or neglect to exhibit and submit them to examination, the officer will, for each offense, forfeit the sum of $250.00.
The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in a general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.
BOARD OF DIRECTORS
Size and Classification

Under the Bemis Bylaws, the number of directors constituting the whole Bemis board of directors may not be less than 7 nor more than 15 persons. The number of directors may be changed from time to time by a resolution adopted by a majority of the entire Bemis board of directors.
Under the New Amcor Articles of Association, the number of directors may not be less than three nor more than 11 until the date of the first annual general meeting of shareholders to be held in fiscal year 2020, after which time it may be no more than 12.

AMCO-266

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
The Bemis charter provides that the number of directors of Bemis will be fixed by, or in the manner provided in, the By-Laws, and any change must be reported to the Secretary of State of the State of Missouri within 30 days of such change.	The New Amcor board is not classified.

Pursuant to Missouri Code, the board of directors must consist of one or more individuals with the number specified or fixed in accordance with the articles of incorporation or bylaws. Bemis may elect its directors for one or more years, not to exceed three years, the time of service and mode of classification to be provided for by in Bemis' charter or bylaws of the corporation.
Bemis' board of directors is not classified.
Election

The Bemis Bylaws provide that directors are elected annually at the annual meeting of the shareholders to hold office for a term expiring at the next annual meeting of shareholders and until their respective successors will have been elected and qualified. Under the Bemis Bylaws and the Missouri Code, directors are elected by a majority of the votes cast at the annual meeting for the election of directors at which a quorum is present. Directors elected due to vacancies or newly created directorships are elected as discussed below.

Pursuant to the Missouri Code at the first annual meeting of shareholders and at each annual meeting thereafter the shareholders entitled to vote will elect directors to hold office until the next succeeding annual meeting. Each director will hold office for the term for which he is elected or until his successor has been elected and qualified. In all matters, every decision of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present will be valid as an act of the shareholders, unless a larger vote is required under the Missouri Code, the Bemis Bylaws, or the Bemis Articles of Incorporation.

New Amcor directors are appointed by New Amcor's board of directors and shall hold office until the next annual general meeting following such appointment.

Under the New Amcor Articles of Association, all directors are subject to annual re-election by shareholders. Directors will hold office until the conclusion of the next annual general meeting following his or her appointment, unless such director is re-elected at the general meeting.

Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) will be elected as directors and an absolute majority of votes cast will not be a pre-requisite to the election of such directors.

AMCO-267

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Bemis' board of directors adopted a governance principle requiring directors who do not receive a majority vote to tender their resignation to Bemis' board of directors. In addition, in the event of a contested election, directors who do not receive a plurality of the votes are required to tender their resignation. In each case, Bemis' board of directors, upon recommendation of the Nominating and Corporate Governance Committee, will decide whether to accept the resignation and will publicly disclose its decision and rationale within 90 days after the date of the election. Any director who offers his or her resignation will not participate in the decision with respect to that director's resignation.
Removal

Under the Missouri Code, at a meeting called expressly for such purpose, one or more directors or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Under the Missouri Code, any director may be removed for cause by action of a majority of the entire board of directors if the director to be removed, at the time of the removal, fails to meet the qualifications stated in the articles of incorporation or bylaws for election as a director or is in breach of any agreement between such director and the corporation relating to such director's services as a director or employee of the corporation. Notice of the proposed removal must be given to all directors of the corporation prior to action thereon.

Under the New Amcor Articles of Association, a director may only be removed from office by ordinary resolution of New Amcor shareholders as a result of:

•

the director's conviction (with a plea of nolo contendere deemed to be a conviction) of a serious felony involving moral turpitude or a violation of U.S. federal or state securities law, but excluding a conviction based entirely on vicarious liability; or

•

the director's commission of any material act of dishonesty (such as embezzlement) resulting or intended to result in material personal gain or enrichment of the director at the expense of the Company or any subsidiary and which act, if made the subject to criminal charges, would be reasonably likely to be charged as a felony.

For these purposes nolo contendere, felony and moral turpitude have the meaning given to them by the laws of the United States of America or any relevant state thereof and shall include equivalent acts in any other jurisdiction.
Vacancies

The Missouri Code and Bemis Bylaws provide that newly created directorships and vacancies occurring for any reason may be filled by a vote of a majority vote of Bemis' board of directors then in office, even if less than a quorum, to hold office until the next election of directors by the shareholders.
The New Amcor Articles of Association provide that any vacancy occurring on the New Amcor board (whether caused by increase in size of the New Amcor board, or by death, disability, resignation, removal or otherwise) shall only be filled by a majority of the New Amcor board then in office, even though fewer than a quorum.

AMCO-268

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Any directors appointed by the New Amcor board to fill a vacancy will hold office until the next annual general meeting following his or her appointment.
Powers of the Board of Directors

Pursuant to the Bemis Bylaws, the business and affairs of Bemis will be managed by its board of directors which may exercise all such powers of Bemis and do all such lawful acts and things as are not by statute or by the Bemis Articles of Incorporation directed or required to be exercised by the shareholders.
Subject to the provisions of the Jersey Companies Law, the New Amcor Articles of Association and any directions given by special resolution of New Amcor shareholders, the business of New Amcor is managed by the board, which can exercise all the powers of New Amcor.

Under the Bemis Bylaws, Bemis' board of directors will have power to make, alter, amend or repeal the Bemis Bylaws not inconsistent with the Bemis Articles of Incorporation or the Missouri Code. Bylaws made by the board of directors may be altered or repealed, in whole or in part, by a majority of the entire outstanding stock of the company at a regular or special meeting of the shareholders where such action has been announced in the notice of the meeting.

Under the Missouri Code, the property and business of a corporation will be controlled and managed by a board of directors. Qualifications of directors may be prescribed in the articles of incorporation or in the bylaws.

AMCO-269

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Fiduciary Duties of Directors

Under Missouri law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers to manage or oversee the management of the corporation, directors owe fiduciary duties to the corporation and its stockholders. The fiduciary position is one of trust that requires directors to exercise due care in administering the corporation's business, to act with fidelity and to subordinate their personal interests to the interests of the corporation should there be a conflict, and to exercise good faith and their best business judgement. The fiduciary duties include duties of loyalty, to account, confidentiality, full disclosure and good faith and fair dealing.

A director's duty of care requires that a director make informed business decisions with the care that an ordinarily prudent and diligent person would exercise under similar circumstances. The duty of care prohibits directors from negligently entrusting management to others with indifference, and requires inquiry on the part of directors.

The duty of loyalty prohibits directors from diverting corporate opportunity in furtherance of self-interests and from acting in corporate matters which conflict with the self-interest of the director. Further, Missouri courts will generally require the directors to demonstrate that a self-interested transaction with the corporation was entirely fair to the corporation and that full and fair disclosure of relevant facts was made to the board of directors and shareholders (where applicable).

A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the "business judgment rule," which presumes that disinterested directors have made decisions on an informed basis with a good faith belief that the decisions are in the best interests of the corporation, in accordance with the duties of care and loyalty. Under the business judgment standard, the court generally will uphold director conduct unless business judgement is exercised unfairly, in a dishonest manner or without good faith (which typically involves evidence of illegality, fraud, absence of rational basis or dishonesty).

Under the Jersey Companies Law, a director of a Jersey company, in exercising the director's powers and discharging the director's duties, must:

•

act honestly and in good faith with a view to the best interests of the company; and

•

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Customary law is also an important source of law in the area of directors' duties in Jersey as it expands upon and provides a more detailed understanding of the general duties and obligations of directors. The Jersey courts view English common law as highly persuasive in this area. In summary, the following duties will apply as manifestations of the general fiduciary duty under the Jersey Companies Law:

Duty to act in good faith

A director has a duty to act in what he or she bona fide considers to be the best interests of the company. He or she must not act for any collateral purpose. In keeping with such a position of trust, the courts will give the individual director discretion to determine this, and are likely only to infer that he was not acting in good faith if no reasonable director could have believed that the course of action was in the best interests of the company.

Generally, as with other fiduciary duties, the duty of good faith is owed by every director individually and not collectively as a board and is owed only to the company and not to any other person, be it another company or an individual.

Duty to act with diligence

A director will be responsible for the conduct of the company's business and have a duty to exercise reasonable care, skill and diligence in doing so. Therefore the directors should keep fully informed as to the financial position of the company, and seek to attend board meetings and participate in the management of the company whenever possible.

Duty to exercise powers for a proper purpose

Even if directors are acting in good faith and in the interests of the company and its shareholders

AMCO-270

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
as a whole, they must nevertheless use their powers for the purposes for which they were conferred and not for any collateral purpose.

Duty to account for profits

Jersey law generally precludes a director from taking a personal profit from any opportunities arising from his directorship, even if he is acting honestly and for the good of the company. However, the New Amcor Articles of Association permit the director to be personally interested in arrangements involving New Amcor, subject to the requirement to disclose such interest. The New Amcor Articles of Association Directors entitle non-executive directors to receive compensation and payment of expenses as determined by the New Amcor board, not to exceed in any financial year the amount fixed by New Amcor in the general meeting.

Indemnification of Directors and Officers

Under the Missouri Code, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Bemis Bylaws require Bemis to indemnify any person who is or was a director or officer of Bemis against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred by the such person in connection with any civil, criminal, administrative or investigative action, suit, proceeding or claim

Under the Jersey Companies Law, a Jersey company may not exempt from liability nor indemnify any person from any liability which would otherwise attach to that person by reason of the fact that the person is or was a director of the company, subject to certain specified exceptions:

•

any liability incurred in defending any proceedings (whether civil or criminal):

•

in which judgment is given in the person's favor or the person is acquitted;

•

which are discontinued otherwise than for some benefit conferred by the person or on the person's behalf or some detriment suffered by the person; or

•

which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person's resistance to the proceedings;

•

any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company;

AMCO-271

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor

(including an action by or in the right of Bemis or a subsidiary) by reason of the fact that such person is or was serving in such capacity; provided, however, that no such person will be entitled to any indemnification pursuant to this subsection on account of: (i) conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, or (ii) an accounting for profits pursuant to Section 16(b) of the Exchange Act or pursuant to a successor statute or regulation.

The Bemis Bylaws permit, to the extent that Bemis' board of directors deems appropriate and as set forth in a bylaw or resolution, any person who is or was an employee or agent of Bemis or any subsidiary or who is or was serving at the request of Bemis as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise (including any employee benefit plan) against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred by such person in connection with any civil, criminal, administrative or investigative action, suit, proceeding or claim (including an action by or in the right of Bemis or a subsidiary) by reason of the fact that such person is or was serving in such capacity; provided, however, that no such person will be entitled to any indemnification pursuant to this subsection on account of: (i) conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; or (ii) an accounting for profits pursuant to Section 16(b) of the Exchange Act or pursuant to a successor statute or regulation.

•

any liability incurred in connection with an application made under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

•

any liability against which the company normally maintains insurance for persons other than directors.

To the maximum extent permitted by applicable law, every present or former director or officer of New Amcor will be indemnified by New Amcor against any loss or liability incurred by him by reason of being or having been such a director or officer. The New Amcor board may authorize the purchase or maintenance by New Amcor for any current or former director or officer of such insurance as is permitted by applicable law in respect of any liability which would otherwise attach to such current or former director or officer.

AMCO-272

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
In connection with an action by or in the right of the corporation, the Missouri Code provides indemnification similar to that set forth in the immediately preceding paragraph if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation; except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court may deem proper.
Missouri law permits Bemis to, and Bemis does, maintain directors' and officers' insurance.
Limitation of Director Liability

Under the Missouri Code, with requisite approval the directors or the shareholders can adopt an amendment to the company's article of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law, (c) for approval of improper dividends in violation of the Missouri Code or (d) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.
Subject to the exceptions set out above, the Jersey Companies Law does not contain any other provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

Under Article 212 of the Jersey Companies Law, Jersey courts have power to relieve a director of liability in proceedings for negligence, default, breach of duty or breach of trust if it appears that the director acted honestly and, given the circumstances, ought fairly to be excused.

AMCO-273

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Under the Missouri Code, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him against such liability.
Directors' Conflict of Interest
Under the Missouri Code, a contract or transaction in which a director or officer has a financial interest will not be voidable solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

•

the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•

the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

•

the contract or transaction is fair as to the corporation as of the time it is authorized or approved by the board of directors, a committee thereof, or the shareholders.

Under Jersey law, each director who has, directly or indirectly, a material interest of which he or she is aware in a transaction entered into or proposed to be entered into by New Amcor which to a material extent conflicts or may conflict with the interests of New Amcor, must disclose to New Amcor the nature and extent of his or her interest.

Under the New Amcor Articles of Association, such director may be counted in the quorum of any New Amcor board meeting at which the conflicted transaction is considered, but cannot cast a vote in respect of the matter.

Failure to disclose an interest entitles New Amcor or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director rescind any profit to New Amcor.

Notwithstanding a failure to disclose an interest, a transaction is not voidable and a director is not accountable for profits if the transaction is disclosed in reasonable detail in the notice calling the meeting and confirmed by special resolution.

In addition, a court must not set aside a transaction (but it may still require that the director rescind profits) unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and that the transaction was not reasonable or fair to New Amcor at the time it was entered into.

AMCO-274

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
MERGERS AND CONSOLIDATIONS
General

Under the Missouri Code, the board of directors of each corporation must approve a plan of merger and direct the submission of the plan to a vote at a meeting of the shareholders. The plan of merger must be submitted to a vote at a meeting of the shareholders. Written or printed notice stating that the purpose, or one of the purposes, of the meeting is to consider the plan of merger or the plan of consolidation, together with a copy or a summary of the plan of merger or plan of consolidation, must be given to each shareholder of record entitled to vote at the meeting within the time and in the manner provided by this chapter under the Missouri Code for the giving of notice of meetings of shareholders. The affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote at such meeting, of each of such corporations is required to approve a merger.
A merger carried out in accordance with the Jersey Merger Regime set out under Part 18B of the Jersey Companies Law (the "Jersey Merger Regime") requires shareholder approval by special resolution passed by at least two-thirds of the shares being voted in person or by proxy at a meeting (or such higher threshold as may be set out in a company's articles of association) or by unanimous (or such lesser number as may set out in the company's articles of association provided that the majority can be no less than two-thirds) written resolution signed by each of the shareholders entitled to vote.

The New Amcor Articles of Association do not alter the default voting threshold provided by Jersey law and do not permit shareholder actions by written consent, so any merger carried out in accordance with the Jersey Merger Regime will require shareholder approval by special resolution passed by at least two-thirds of the shares being voted in person or by proxy at a meeting.

For the avoidance of doubt, the transaction that is the subject of this proxy statement/prospectus does not constitute a merger for the purposes of the Jersey Companies Law and is therefore not being carried out in accordance with the Jersey Merger Regime.

AMCO-275

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Business Combinations with Interested Shareholders

The Missouri Code contains a business combination statute that prohibits a "business combination" broadly defined (including a variety of transactions) between a Missouri corporation and an interested shareholder (one who beneficially owns 20% or more of the corporation's outstanding voting stock or who is an affiliate or associate of the corporation and at any time within the previous five years was the beneficial owner of 20% or more of the corporation's outstanding voting stock) or affiliate or associate of an interested shareholder for a period of five years after the interested shareholder first becomes an interested shareholder, unless the business combination or the acquisition of stock that resulted in the interested shareholder becoming an interested shareholder is approved by the board of directors before the date that the interested shareholder became an interested shareholder. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested shareholder unless the transaction has been (in addition to certain other exceptions): (1) approved by the board of directors before the date that the interested shareholder became an interested shareholder; (2) approved by the holders of a majority of the outstanding voting stock excluding shares beneficially owned by the interested shareholder and its affiliates and associates; or (3) certain fair price and other statutory stipulations have been satisfied.
Under the New Amcor Articles of Association, New Amcor will be prohibited from engaging in any business combination with any "interested shareholder" for a period of three years following the time that such shareholder became an interested shareholder (subject to certain specified exceptions), unless (in addition to other exceptions) prior to such business combination the New Amcor board approved either the business combination or the transaction which resulted in the shareholder becoming an "interested shareholder."

An "interested shareholder" is (subject to certain specified exceptions) any person (together with its affiliates and associates) that (i) owns more than 15% of New Amcor's voting stock or (ii) is an affiliate or associate of New Amcor and owned more than 15% of New Amcor's voting stock within three years of the date on which it is sought to be determined whether such person is an "interested shareholder."

The corporation may exempt itself from the statute pursuant to a provision in its original articles of incorporation or, subject to certain conditions, a shareholder-approved bylaw amendment. Bemis has not elected such exemption.

AMCO-276

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor

The Missouri Code also contains a control share acquisition statute which provides that (with certain specified exclusions) where a shareholder acquires shares of stock (referred to as control shares) that, when combined with all other shares owned by the shareholder or in respect to which that shareholder may exercise or direct the exercise of voting powers, would entitle the shareholder to directly or indirectly exercise or direct the exercise of voting power in the election of directors within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of voting rights to be accorded the control shares must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all votes entitled to be cast, excluding "interested shares," defined as shares in respect of which any of the following may exercise or direct the exercise of voting power in the election of directors: the person acquiring control shares, officers of the corporation and employees who are also directors of the corporation. A corporation may opt-out of the control share statute through a provision in its articles of incorporation or bylaws, which Bemis has not done. The statute also contemplates dissenting shareholder rights to payment of fair value.

The Bemis Articles of Incorporation provide that certain business combinations (for example, mergers or consolidations, significant asset sales and significant stock issuances) involving a "related person" of Bemis require, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. The term "related person" means and includes (A) any individual, corporation, association, partnership or other person or entity which, together with its affiliates and associates "beneficially owns in the aggregate 20 percent or more of the outstanding voting stock of Bemis, and (B) any affiliate or association (other than Bemis or a wholly-owned subsidiary of Bemis) of any such individual, corporation, partnership or other person or entity. Two or more persons or entities acting as a syndicate or group, or otherwise, for the purpose of acquiring, holding or disposing of voting stock of the corporation will be deemed a "person."

AMCO-277

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
Parent-Subsidiary Mergers

The Missouri Code provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock, subject to certain limitations where the subsidiary is not wholly owned and provided the parent corporation is the surviving corporation in the merger.	The Jersey Companies Law provides that a parent company, by way of special resolution, may merge with any subsidiary.
Holding Company Reorganization

The Missouri Code provides that unless required by the corporation's articles of incorporation for the holding company reorganization, no vote of shareholders of a domestic corporation will be necessary to authorize a merger with or into a single indirect wholly owned subsidiary of such domestic corporation solely in connection with a holding company reorganization and subject to certain statutory conditions.
The Jersey Companies Law provides that a holding company merger between a holding company and one or more of its wholly-owned subsidiaries in which the holding company continues as the survivor company, or an inter-subsidiary merger between companies that are wholly-owned subsidiaries of the same holding body, must be approved by a special resolution of each merging company, but without approval of a merger agreement and subject to certain statutory conditions.

AMCO-278

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
EXCLUSIVE FORUM
Neither the Bemis Bylaws nor the Bemis Articles of Incorporation provide for an exclusive forum for shareholder or other actions brought against Bemis.
The New Amcor Articles of Association will provide that the Royal Court of Jersey and the courts which may hear appeals from the Royal Court of Jersey will have non-exclusive jurisdiction over actions brought against New Amcor. However, the Royal Court of Jersey will be the sole and exclusive forum for any shareholder to bring (i) any derivative action or proceeding brought on behalf of New Amcor, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of New Amcor to New Amcor or its shareholders, creditors or other constituents, (iii) any action asserting a claim against New Amcor or any director or officer of New Amcor arising pursuant to any provision of the Jersey Companies Law or New Amcor's Articles of Association (as either may be amended from time to time) or (iv) any action asserting a claim against New Amcor or any director or officer of New Amcor governed by the internal affairs doctrine.
DISSOLUTION

Under the Missouri Code, a corporation may voluntarily dissolve (i) if the board of directors adopts a resolution to that effect and the holders of at least two-thirds of the outstanding shares entitled to vote thereon vote for such dissolution; or (ii) by the written consent of the holders of record of all of the corporation's outstanding shares entitled to vote on dissolution.
Under the Jersey Companies Law, a company may be wound up voluntarily (summary winding up), under supervision (creditors' winding up), or by the courts of Jersey (winding up on just and equitable grounds). A special resolution of a company is required to approve a summary winding up or a creditors' winding up. In the case of a winding up on just and equitable grounds, a company may be wound up by the Jersey court if the court is of the opinion that it is (i) just and equitable to do so; or (ii) it is expedient and in the public interest to do so.

Subject to the New Amcor Articles of Association and the rights or restrictions attached to any shares or class of shares, if New Amcor is wound up and the property of New Amcor available for distribution among the shareholders is more than sufficient to pay (i) all the debts and liabilities of the Company and (ii) the costs, charges and expenses of the winding up, the excess must be divided among the shareholders in proportion to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares.

If New Amcor is wound up, the directors or liquidator (as applicable) may, with the sanction of a special resolution of the shareholders of New Amcor and any other sanction required by the Jersey Companies Law, divide among the shareholders the whole or any part of the assets of New Amcor and determine how the division will be carried out as between the shareholders or different classes of shareholders.

AMCO-279

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis	New Amcor
AMENDMENTS TO ORGANIZATIONAL DOCUMENTS

The Bemis Articles of Incorporation, generally, may be amended upon approval by its board of directors and the holders of a majority of the outstanding Bemis Shares. The amendment of the provisions of the Bemis Articles of Incorporation pertaining to certain business combinations with related persons, requires the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote.
The memorandum of association and articles of association of a Jersey company each may only be amended by special resolution approved by holders of at least 2/3 of the shares being voted in person or by proxy at a shareholder meeting.

The Bemis Bylaws may be amended either by the board of directors, if not inconsistent with the Bemis Articles of Incorporation or the laws of the State of Missouri, for the administration and regulation of the affairs of the corporation, but the bylaws made by the board of directors may be altered or repealed by the shareholders, or by a majority of the entire outstanding stock, at any regular or special meeting of the shareholders where such action has been announced in the call and notice of the meeting.

AMCO-280

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT AND CORPORATE GOVERNANCE OF NEW AMCOR

Directors of New Amcor

        Following the closing of the transaction, New Amcor's board of directors will be comprised of 11 members. The members of the board of directors will include:

  •
  eight current Amcor directors (each of whom have been designated by Amcor and will be Graeme Liebelt, Ronald S. Delia, Dr. Armin Meyer, Paul Brasher, Eva Cheng, Karen Guerra, Nicholas (Tom) Long, and Jeremy Sutcliffe); and

  •
  three current Bemis directors (each of whom have been designated by Bemis with the approval of Amcor and will be Arun Nayar, David T. Szczupak and Philip G. Weaver).

        Amcor's current chairman, Mr. Graeme Liebelt, will serve as the Chairman of New Amcor. Amcor's current Chief Executive Officer, Mr. Ronald Delia, will serve as the Chief Executive Officer of New Amcor and as the only New Amcor executive officer on New Amcor's board of directors.

        The below table details the names of, and information about, directors of New Amcor following the closing of the transaction:

Name	Age	Position	Currently a Director of Amcor / Bemis
Graeme Liebelt	64	Chairman	Amcor
Dr. Armin Meyer	69	Independent Non-Executive Director and Deputy Chairman	Amcor
Ronald Delia	47	Managing Director and Chief Executive Officer	Amcor
Paul Brasher	68	Independent Non-Executive Director	Amcor
Eva Cheng	66	Independent Non-Executive Director	Amcor
Karen Guerra	62	Independent Non-Executive Director	Amcor
Nicholas (Tom) Long	60	Independent Non-Executive Director	Amcor
Jeremy Sutcliffe	61	Independent Non-Executive Director	Amcor
Arun Nayar	68	Independent Non-Executive Director	Bemis
David T. Szczupak	63	Independent Non-Executive Director	Bemis
Philip G. Weaver	66	Independent Non-Executive Director	Bemis

        Unless otherwise indicated below, the business address of the persons noted above is 83 Tower Road North, Warmley, Bristol BS30 8XP, United Kingdom, and their business telephone number is +44 117 9753200.

        Set forth below are brief biographical descriptions of the directors who will be appointed to New Amcor's board of directors.

  Graeme Liebelt

        Mr. Liebelt has served on Amcor's board of directors since April 2012 and as Chairman since December 2013. Mr. Liebelt was Managing Director and Chief Executive Officer of Orica Limited (2005 to 2012). During his 22 years with the ICI Australia/Orica group, Mr. Liebelt held a number of senior positions, including Managing Director of Dulux Australia, Chairman of Incitec Ltd, Director of Incitec Pivot Ltd and Chief Executive of Orica Mining Services. Mr. Liebelt was an Executive Director of the Orica Group from 1997 until March 2012. Mr. Liebelt is also Chairman and Director of DuluxGroup Limited and a Director of Australia and New Zealand Banking Group Limited, Australian Foundation Investment Company Limited and Carey Baptist Grammar School. Mr. Liebelt holds a Bachelor of Economics (Honours) from the University of Adelaide. Mr. Liebelt is a Fellow of the Australian Academy of Technological Sciences and Engineering and a Fellow of the Australian Institute

AMCO-281

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

of Company Directors. Mr. Liebelt is based in Australia. Mr. Liebelt's expertise in global manufacturing and operations will provide valuable contributions to New Amcor's board of directors.

  Dr. Armin Meyer

        Dr. Meyer has served on Amcor's board of directors since April 2010 and as Deputy Chairman of Amcor since December 2013. From 2000 to 2009, Dr. Meyer was the Chairman of the Board of Ciba Ltd. Dr. Meyer was also Chief Executive Officer of that company between 2001 and 2007. From 1995 until 2000, Dr. Meyer was Executive Vice President of ABB Ltd and a member of that group's executive committee. Until April 2013, Dr. Meyer was a Director of Zurich Financial Services, a global insurance company and was, until the end of 2011, a member of the executive committee and the foundation Board of the International Institute for Management Development, IMD, in Lausanne, Switzerland. Dr. Meyer is a former Director of Bracell Limited, a specialty cellulose producer which was listed on the Hong Kong Stock Exchange. Dr. Meyer is a qualified electrical engineer with a Ph.D from the Swiss Federal Institute of Technology. Dr. Meyer is based in Switzerland. Dr. Meyer's experience in executive leadership, finance and global manufacturing will provide valuable contributions to New Amcor's board of directors.

  Ronald Delia

        Mr. Delia has served on Amcor's board of directors since April 2015. Mr. Delia joined Amcor in 2005. Mr. Delia was appointed to his current role as Managing Director and Chief Executive Officer in April 2015 and is based in Zurich. Mr. Delia's former positions at Amcor have been: Executive Vice President Finance and Chief Financial Officer, Amcor Ltd (2011 to April 2015) based in Melbourne; Vice President and General Manager, Amcor Rigid Plastics Latin America (2008 to 2011) based in Miami; and Executive Vice President Corporate Operations, Amcor Ltd (2005 to 2008) based in Melbourne and Brussels. Prior to joining Amcor, Mr. Delia was an Associate Principal, McKinsey & Company based in New York (2000 to 2005) and also held senior commercial roles in American National Can Co., based in New Jersey (1994 to 1998). Mr. Delia holds a Masters of Business Administration from Harvard Business School and a Bachelor of Science from Fairfield University. Mr. Delia has an intimate knowledge of the Company's business, operations and customers. Mr. Delia's expertise in global manufacturing and operations and strategic planning, together with experience in financial reporting and management, will contribute invaluable skills and capabilities to New Amcor's board of directors.

  Paul Brasher

        Mr. Brasher has served on Amcor's board of directors since January 2014. Mr. Brasher is a director (September 2010 to present) and Chairman (June 2012 to present) of Incitec Pivot Limited, Deputy Chairman of Essendon Football Club (October 2011 to present) and a member of the board of not-for-profit organization, Teach for Australia. Mr. Brasher is a former Non-Executive Director of Perpetual Limited (2009 to August 2015) and was Chairman of that company's Audit, Risk and Compliance Committee and a member of the People and Remuneration Committee and the Nomination Committee. From 1982 to 2009, Mr. Brasher was a partner of PricewaterhouseCoopers, including four years as the Chairman of the Global Board. Mr. Brasher's former roles include: Chairman of the Reach Foundation, Chairman of the National Gallery of Victoria's Business Council, member of the Committee for Melbourne, board member of Asialink, a trustee of the Victorian Arts Centre Trust and member of the Committee for Economic Development of Australia. Mr. Brasher holds a Bachelor of Economic (Honours) from Monash University and is a Fellow of the Institute of Chartered Accountants in Australia. Mr. Brasher is based in Australia. Mr. Brasher's experience in accounting and risk management will provide valuable contributions to New Amcor's board of directors.

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  Eva Cheng

        Mrs. Cheng has served on Amcor's board of directors since June 2014. Mrs. Cheng is a former Executive Vice President of Amway Corporation responsible for Greater China and South-East Asia (2005 to 2011). Mrs. Cheng led Amway's market launch in China in 1991 and held its Executive Chairman position for 20 years. In 2008 and 2009, Mrs. Cheng was twice named in the "World's 100 Most Powerful Women" by Forbes Magazine. Mrs. Cheng is currently an Independent Non-Executive Director of Trinity Limited (since November 2011), Nestlé S.A. (since April 2013) and Haier Electronics Group Company Limited (since June 2013) and an Executive Director of the non-profit organization, Our Hong Kong Foundation (since January 2015). Mrs. Cheng previously held positions with Amway (Malaysia) Holdings Berhad (June 2005 to June 2014), Esprit Holdings Ltd (December 2012 to June 2014) and The Link Management Limited (February 2014 to January 2015). Mrs. Cheng holds a Bachelor of Arts (Honours) and a Master of Business Administration from the University of Hong Kong. Mrs. Cheng is based in Hong Kong. Mrs. Cheng's experience in executive leadership and global manufacturing, finance, sales and marketing will provide valuable contributions to New Amcor's board of directors.

  Karen Guerra

        Mrs. Guerra has served on Amcor's board of directors since April 2010. Mrs. Guerra has held senior executive positions in Europe, including President and Directeur Générale of Colgate Palmolive France (1999 to 2006) and Chairman and Managing Director of Colgate Palmolive UK Ltd. (1996 to 1999). Mrs. Guerra is currently a Director of Davide Campari-Milano S.p.A. and a Non-Executive Director of Electrocomponents PLC. Mrs. Guerra was formerly a Non-Executive Director of Paysafe PLC, Inchcape PLC, Samlerhuset BV and Swedish Match AB. Mrs. Guerra holds a degree in Management Sciences from the University of Manchester. Mrs. Guerra is based in Portugal. Mrs. Guerra's experience in executive leadership, business turnaround and global sales and marketing will provide valuable contributions to New Amcor's board of directors.

  Nicholas (Tom) Long

        Mr. Long has served on Amcor's board of directors since June 2017. Mr. Long was previously Chief Executive Officer (2011 to June 2015) and President and Chief Commercial Officer (2008 to 2011) of MillerCoors, LLC. During 17 years at The Coca-Cola Company, Mr. Long held a variety of positions, including President of Coca-Cola's Great Britain & Ireland business (2000 to 2003) and President of the Northwest Europe Division (2003 to 2005). Mr. Long is a Non-Executive Director of Wolverine World Wide, Inc. (2011 to present). Mr. Long holds a Masters of Business Administration from Harvard Business School and a Bachelor of Arts from the University of North Carolina. Mr. Long is based in the United States. Mr. Long's experience in executive leadership and global strategy, finance, sales and marketing will provide valuable contributions to New Amcor's board of directors.

  Jeremy Sutcliffe

        Mr. Sutcliffe has served on Amcor's board of directors since October 2009. Mr. Sutcliffe is a qualified lawyer in Australia and the U.K. and has held positions with Baker & McKenzie Solicitors, London and Sydney (1982 to 1986), Sims Metal Management Limited and associated companies (1987 to 2009, including as Group Chief Executive Officer and MD from 2002 to 2008), and with CSR Limited as a director (December 2008 to May 2018), Interim Managing Director and Chief Executive Officer (April 2010 to December 2010) and as Chairman (July 2011 to May 2018). Mr. Sutcliffe is also a director (December 2013 to present) and Deputy Chairman (October 2018 to present) of Orora Limited. Mr. Sutcliffe is a member of the Advisory Board of Veolia Environmental Services Australia Pty Ltd and a former Director of the Australian Rugby League Commission Limited. Mr. Sutcliffe holds a Bachelor of Laws (Honours) from the University of Sheffield, U.K. Mr. Sutcliffe is based in

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Australia. Mr. Sutcliffe's experience in legal matters, executive leadership and global manufacturing and operations will provide valuable contributions to New Amcor's board of directors.

  Arun Nayar

        Arun Nayar has served on Bemis' board of directors since 2015. Mr. Nayar is currently a senior advisor with McKinsey & Company as well as BC Partners, roles he has held since 2016. Mr. Nayar retired as the Executive Vice President and Chief Financial Officer of Tyco International plc, a fire protection and security company, in 2016, having served in that role since 2012. Mr. Nayar joined Tyco in 2008 as the company's Senior Vice President and Treasurer and later acted as the Chief Financial Officer of Tyco's ADT Worldwide business and Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer. Prior to joining Tyco, Mr. Nayar spent six years at PepsiCo, most recently as Chief Financial Officer of Global Operations. Mr. Nayar is also on the Board of TFI International (listed on the Toronto Stock Exchange) and Rite Aid (NYSE: RAD). As a Senior Advisor to BC Partners, he also serves on the Board of GFL Environmental, a Canadian incorporated company that is majority owned by BC Partners, a private equity firm. Mr. Nayar's global experience and expertise in financial reporting, financial analytics, capital market financing, mergers and acquisitions and treasury matters will provide important insight into the global financial matters for New Amcor's board of directors.

  David T. Szczupak

        David T. Szczupak has served on Bemis' board of directors since 2012. Mr. Szczupak served as the Executive Vice President, Global Product Organization, for Whirlpool Corporation (NYSE: WHR), a manufacturer and marketer of major home appliances from 2008 until his retirement in December 2017. In this role, Mr. Szczupak led Whirlpool's global research, engineering, product business teams and strategic sourcing. From 2006 to 2008, Mr. Szczupak served as Chief Operating Officer of Dura Automotive Systems, an international automotive supplier. While at Dura, Mr. Szczupak provided strategic direction for product development, purchasing, manufacturing and product quality. Before joining Dura, Mr. Szczupak worked at Ford Motor Company for 22 years in a variety of leadership roles including Group Vice President of Manufacturing. Mr. Szczupak's extensive background in product innovation, strategic planning, engineering, and global manufacturing, will allow him to bring unique and valuable insights and perspective to New Amcor's global operations, research and development and innovation.

  Philip G. Weaver

        Philip G. Weaver has served on Bemis' board of directors since 2005. Mr. Weaver is presently a consultant to industry and a director of CMC Group, Inc., a private company providing restaurant safety equipment and labels, commercial kitchen data automation systems, including nutritics, custom printed labels and dissolvable paper products. Until his retirement in 2009, Mr. Weaver served as Vice President and Chief Financial Officer of Cooper Tire & Rubber Company (NYSE: CTB), a global company specializing in the design, manufacture, and sale of passenger car, light truck, medium truck, motorcycle, and racing tires. Mr. Weaver previously served as the Vice President of the tire division from 1994 to 1998 and as Controller of the tire division from 1990 to 1994. Mr. Weaver's expertise in accounting and finance, and his experience as a chief financial officer of a public company, will allow him to bring a thorough understanding of financial reporting, generally accepted accounting principles, financial analytics, budgeting, capital markets financing and auditing to New Amcor's board of directors.

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Director Independence

        As required under the NYSE listing standards (the "NYSE listing standards"), a majority of the members of New Amcor's board of directors must qualify as "independent," as affirmatively determined by the board of directors within one year of listing. New Amcor's board of directors will consult with internal counsel to ensure that the board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the pertinent NYSE listing standards, as in effect from time to time. It is expected that a majority of the New Amcor directors will be "independent" under the applicable NYSE listing standards.

Corporate Governance of New Amcor

        Following the closing of the transaction, notable features of New Amcor's corporate governance will include the following:

  •
  New Amcor's board of directors will consist of eleven directors, eight of whom will be from the existing Amcor board of directors and will be nominated by Amcor and three of whom will be from the existing Bemis board of directors and will be nominated by Bemis (each of whom will be subject to the prior written approval of Amcor). Amcor's current Chairman, Mr. Graeme Liebelt, will continue to serve as Chairman of New Amcor's board of directors after the transaction, and Mr. Ronald Delia will continue to serve as the only executive officer on New Amcor's board of directors. The non-executive directors of New Amcor will meet periodically without the executive director or management present.

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  Separate roles for the non-executive Chairman and Chief Executive Officer.

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  Four standing committees of New Amcor's board of directors: the audit committee, the compensation committee, the nominating and corporate governance committee and the executive committee.

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  At least one member of the New Amcor audit committee will meet the requirements of an "audit committee financial expert" as defined by the applicable SEC rules and the NYSE corporate governance standards.

        New Amcor's board of directors will act as its ultimate decision-making body and will advise and oversee management, including the Chief Executive Officer, who will be responsible for the day-to-day operations and management of New Amcor. The board of directors will review New Amcor's financial performance on a regular basis at board meetings and through periodic updates. The board of directors will review New Amcor's long-term strategic plans and the most significant financial, accounting and risk management issues facing New Amcor from time to time.

        New Amcor's Chief Executive Officer will be responsible for development and implementation of New Amcor's business strategy and for day-to-day management of New Amcor.

  Board Committees

        The board of directors of New Amcor will have an audit committee, a compensation committee, a nominating and corporate governance committee and an executive committee.

  Audit Committee

        The audit committee of New Amcor will be comprised of three directors: Paul Brasher, Arun Nayar and David T. Szczupak.

        Paul Brasher will serve as the chair of the audit committee.

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        Each member of the audit committee is expected to be "independent," as defined by NYSE listing standards.

        Arun Nayar will serve as the "audit committee financial expert" as that term is defined by the applicable SEC rules and the NYSE listing standards. Each member of the audit committee is expected to be "financially literate" as that term is defined by the NYSE listing standards.

        The audit committee charter, which will be available on New Amcor's website, will detail the purpose and responsibilities of the audit committee, including to assist New Amcor's board of directors in its oversight of:

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  the quality and integrity of the financial statements of New Amcor and its subsidiaries and related disclosure;

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  the qualifications, independence and performance of New Amcor's independent auditor;

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  the performance of New Amcor's internal audit function;

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  New Amcor's systems of disclosure controls and procedures and internal controls over financial reporting; and

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  compliance by New Amcor and its subsidiaries with all legal and regulatory requirements.

  Compensation Committee

        The compensation committee of New Amcor will be comprised of three directors: Dr. Armin Meyer, Nicholas (Tom) Long and Philip G. Weaver.

        Dr. Armin Meyer will serve as the chair of the compensation committee.

        Each member of the compensation committee is expected to be "independent," as defined by NYSE listing standards.

        The compensation committee charter, which will be available on New Amcor's website, will detail the purpose and responsibilities of the compensation committee, including:

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  reviewing and approving salaries, incentives and other forms of compensation for executive officers and directors and to administer incentive compensation and benefit plans provided for employees of New Amcor and its subsidiary entities;

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  overseeing and setting compensation and benefits policies generally;

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  evaluating the performance of New Amcor's chief executive officer and performance of employees who report directly to the chief executive officer;

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  overseeing and setting compensation for the New Amcor chief executive officer, each direct report to the chief executive officer and the members of New Amcor's board of directors; and

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  reviewing New Amcor's management succession planning.

  Nominating and Governance Committee

        The nominating and governance committee of New Amcor will be comprised of three directors: Graeme Liebelt, Karen Guerra and Nicholas (Tom) Long.

        Graeme Liebelt will serve as the chair of the nominating and governance committee.

        Each member of the nominating and governance committee is expected to be "independent," as defined by NYSE listing standards.

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        The nominating and governance committee charter, which will be available on New Amcor's website, will detail the purpose and responsibilities of the nominating and governance committee, including:

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  identify and to recommend to New Amcor's board of directors individuals qualified to serve as directors of New Amcor; and

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  to advise New Amcor's board of directors with respect to its composition, governance practices and procedures.

  Executive Committee

        The executive committee of New Amcor will be comprised of four directors: Graeme Liebelt, Dr. Armin Meyer, Paul Brasher and Ronald Delia.

        Graeme Liebelt will serve as the chair of the executive committee.

        The executive committee charter will detail the purpose and responsibilities of the executive committee, which will generally consist of exercising the powers and authority of the board of directors to direct the business and affairs of the Company in intervals between meetings of the board of directors.

  Corporate Governance Guidelines and Code of Business Conduct

        In accordance with the NYSE rules, following the transaction, New Amcor will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics in a form customary for a NYSE-listed company.

        The Corporate Governance Guidelines will cover such matters as director qualifications and responsibilities, responsibilities of key New Amcor board committees, director compensation and matters relating to succession planning.

        The Code of Business Conduct and Ethics will prohibit conflicts of interest, competition of officers, directors and employees with New Amcor, will have procedures to prevent officers and directors from taking New Amcor's corporate opportunities and will contain provisions with respect to confidentiality, fair dealing, protection and proper use of the company's assets and compliance with law.

Executive Officers of New Amcor

Name	Age	Position
Ronald Delia	47	Managing Director and Chief Executive Officer
Michael Casamento	48	Executive Vice President, Finance and Chief Financial Officer
Peter Konieczny	53	President, Amcor Flexibles Europe, Middle East and Africa
Eric Roegner	49	President, Amcor Rigid Plastics
Ian Wilson	60	Executive Vice President, Strategy and Development

        Please refer to the biography of Ronald Delia in the section entitled "—Directors of New Amcor" above.

  Michael Casamento

        Mr. Casamento joined Amcor in March 2014 and was appointed Executive Vice President, Finance and Chief Financial Officer in September 2015. From March 2014 to September 2015, Mr. Casamento served as Vice President, Corporate Finance based in Melbourne. Prior to Amcor, Mr. Casamento spent six years at SCA (2008 to 2014), a Swedish-listed global consumer goods and paper company,

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where he held a variety of operational and finance leadership roles across the Americas and Asia Pacific. Mr. Casamento is a Certified Practising Accountant (CPA) and holds a Bachelor of Business from RMIT in Melbourne and a Masters of Business Administration from Swinburne University in Melbourne.

  Eric Roegner

        Mr. Roegner joined Amcor in September 2018 and became President of Amcor Rigid Plastics in November 2018. Prior to Amcor, Mr. Roegner held executive leadership roles with Arconic, Inc., formerly known as Alcoa Inc., for twelve years. Arconic develops, engineers and makes materials and components for customers in the aerospace, automotive, commercial transportation, packaging and other industries. From 2013 to 2017, Mr. Roegner served as the Chief Operating Officer of Investment Castings, Forgings & Extrusions at Arconic, Inc. From 2017 to 2018, Mr. Roegner was a Group President of Arconic, Inc.'s Global Rolled Products and Engineered Products Business. Earlier in his career, Mr. Roegner was a partner at McKinsey & Co. Mr. Roegner holds a Masters of Business Administration from Case Western Reserve University in Cleveland, Ohio, and a Bachelor's degree in Aerospace and Mechanical Engineering from Princeton University.

  Peter Konieczny

        Mr. Konieczny joined Amcor in December 2009 as President of Amcor Specialty Cartons and was subsequently appointed President, Flexibles Europe, Middle East and Africa in July 2015. Prior to joining Amcor, Mr. Konieczny worked for six years in the packaging industry as President of Silgan White Cap (2004 to 2009), a global organization specializing in metal and plastic closures for the food and beverage industries. Mr. Konieczny also held chief executive officer and chief finance officer positions in the heavy industrial equipment industry, and has been a management consultant with McKinsey & Company. Mr. Konieczny holds an engineering degree from the University of Hanover, a Master of Science in Mechanical Engineering from Purdue University and a Masters of Business Administration from INSEAD.

  Ian Wilson

        Mr. Wilson joined Amcor in March 2000 in his current role, based in Europe. Mr. Wilson previously served in a variety of roles at UBS, including Deputy Chairman and Managing Director, Corporate Finance (1993 to 2000) and Executive Director, Private Equity (1986 to 1993). Previously, Mr. Wilson was a partner with the law firm Baker & McKenzie in Sydney (1980 to 1986) and also spent time working in their New York and San Francisco offices. Mr. Wilson holds a Bachelor of Laws (Honours) from the University of Sydney and a Master of Laws from the University of Chicago.

        The executive officers of New Amcor will be elected by, and will serve at the discretion of, New Amcor's board of directors. There are no family relationships among any of the currently expected directors and executive officers of New Amcor.

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EXECUTIVE COMPENSATION

        This Executive Compensation section describes the key elements of Amcor's compensation program and 2018 compensation decisions for its named executive officers ("NEOs").

Named Executive Officers

        For fiscal year 2018, Amcor's NEOs were:

Name	Title
Ronald Delia	Managing Director and Chief Executive Officer
Michael Casamento	Executive Vice President, Finance and Chief Financial Officer
Peter Konieczny	President, Amcor Flexibles Europe, Middle East and Africa
Michael Schmitt(1)	President, Amcor Rigid Plastics
Ian Wilson	Executive Vice President, Strategy and Development

(1)
Effective November 2018, Mr. Schmitt has become the Executive Vice President, Amcor Limited.

Compensation Policy

Compensation Objectives

        Amcor's executive compensation strategy, frameworks and programs are designed to:

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  align compensation to business strategy and outcomes that deliver value to shareholders;

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  drive a high performance culture by setting challenging objectives and rewarding high-performing individuals; and

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  assure compensation is competitive in the relevant employment marketplace to support the attraction, motivation and retention of executive talent.

Compensation Decision-Making

        The Compensation Committee is responsible for determining, in consultation with Amcor's board of directors, a framework for the compensation of Amcor's NEOs. This is to ensure that Amcor's NEOs are motivated to pursue the long-term growth and success of Amcor and that there is a clear relationship between performance and executive compensation. Amcor's CEO recommends to the Compensation Committee the annual compensation levels for each of Amcor's other NEOs, and the Compensation Committee ultimately approves annual compensation levels, taking into account those recommendations and other considerations the Compensation Committee deems appropriate. The CEO makes no recommendation with respect to his own compensation levels.

        The Compensation Committee is also responsible for reviewing talent management processes and programs to ensure that Amcor's leaders are of world-class quality and that succession depth for key leadership roles is sufficient to deliver sustainable business success, and supporting the Chairman of the Board in an annual formal evaluation of the performance of the CEO.

Use of Compensation Consultants

        Where appropriate, the Compensation Committee seeks advice from independent compensation consultants in determining appropriate executive compensation. In fiscal year 2018, the Compensation Committee sought input from its independent compensation consultants, PricewaterhouseCoopers and

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Willis Towers Watson, to understand market practice and review market data relevant for making compensation determinations for key executive roles. Neither PricewaterhouseCoopers nor Willis Towers Watson prepared specific recommendations with respect to the compensation of any of Amcor's NEOs.

Use of Peer Company and Competitive Market Data

        Due to the global scope of Amcor's business and the unique competitive environment in which Amcor operates, it used a range of benchmarking data in making individual compensation decisions during the last fiscal year. At Amcor, compensation for NEOs is determined by reviewing general pay structures for similar roles in relevant markets around the world. Amcor is an international company made up of a diverse group of executives working in a range of different countries. Furthermore, the responsibilities of these executives extend beyond their own geographic location. This requires Amcor to attract and retain executives who are global leaders with the experience and ability to perform in this environment. This creates a challenge in compensation benchmarking.

        When compensation data is utilized, it needs to be carefully selected to make certain it contains data from companies with a significant presence internationally (like Amcor) and is based on executives with global or regional responsibilities. Therefore, although it is important to understand and consider general market practice in one country, reference to selected international markets is just as relevant in determining competitive pay structures for Amcor executives.

Elements of Compensation

        Amcor compensates its executives using a combination of fixed and variable compensation plans, with a greater emphasis on variable performance-based plans. The primary elements of our executive compensation programs are:

	Percentage of Total Compensation
Element of Compensation (at-target level)	CEO	Other NEOs(1)
Fixed Compensation or Base Salary	33%	42%
Short-Term Incentive (STI) Cash	22%	17%
Short-Term Incentive (STI) (Deferred Equity)(2)	11%	9%
Long-Term Incentive (LTI)	34%	32%

(1)
Represents an average across all other NEOs. Individual percentage splits per NEO are as follows: Mr. Casamento: 40%/17%/9%/34%; Mr. Konieczny: 42%/17%/8%/33%; Mr. Schmitt: 41%/17%/9%/33%; and Mr. Wilson: 44%/19%/9%/28%.

(2)
Deferred component of the STI delivered as share rights over Amcor shares that are restricted for two years following payment of the cash portion of the STI.
        Amcor believes that these components, taken together, promote the compensation objectives described above.

        In determining the amounts payable with respect to each element, and the relative weighting of the various elements for each of Amcor's NEOs, the Compensation Committee considers the compensation elements, weightings and levels generally paid for similar roles in relevant markets around the world. Amcor does not have a formal policy regarding allocation among types of compensation other than to ensure overall competitiveness. Its goal is to award compensation that is competitive in relation to the compensation objectives and in the best interests of shareholders.

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Base Salaries

        Each of Amcor's NEOs receives a base salary to compensate them for services rendered to Amcor. The base salary is intended to provide a fixed component of compensation commensurate with the executive's seniority, skill set, experience, role and responsibilities.

Short-Term Incentive (STI)

        Amcor provides STI compensation opportunities in the form of an annual, performance-based cash incentive program. The STI is intended to provide compensation based on achievement of annual business objectives. Part of any STI earned based on achievement of annual business objectives is delivered in share rights over Amcor shares that are deferred for an additional period of two years—called STI deferred equity awards. The payment of STI deferred equity awards is intended to build equity ownership, to align management incentives with shareholder value creation, and to act as a retention incentive.

        Details of the range of potential STI cash payments, the proportion to be received at "target" performance, the actual payments made, and share rights awarded under the STI Deferred Equity plan in respect of fiscal year 2018 are shown below. The actual outcomes are based on the performance of Amcor's NEOs against a selected range of safety, financial and priority project goals both on an Amcor and business group level:

Name	STI % (as % base salary)	STI % at target	STI payment (USD)	Percentage of actual vs target	Deferred equity awarded (USD)	Deferred equity awarded (no. share rights)(1)
Ronald Delia	0% to 120% of base salary	80%	268,713	22%	134,357	12,605
Michael Casamento	0% to 100% of base salary	50%	170,286	45%	85,143	7,812
Peter Konieczny	0% to 100% of base salary	50%	200,362	38%	100,181	9,192
Michael Schmitt	0% to 100% of base salary	50%	130,545	25%	65,272	6,123
Ian Wilson	0% to 100% of base salary	50%	221,488	49%	110,744	10,173

(1)
Equity allocations were determined based on the volume weighted average price ("VWAP") of Amcor shares for the five trading days prior to June 30, 2018 (AUD14.45 per share).

        The table below also includes a more detailed analysis of the targets and outcome for the CEO. The scorecards for other NEOs are also primarily financial based and consist of business unit specific financial targets.

Name	Safety (weighting = 5%)	Financials (weighting = 75%)	Priority project goals (weighting = 20%)
Ronald Delia	Target not met	Target partly met	Target partly met
	Although Amcor's recordable case frequency rate remained at world-class standards, it did not meet the required improvement target.	EPS for the year was USD 60.5¢ on a constant currency ongoing operations basis; cash flow was USD 721 million; returns were 19%.	Included initiatives on growth and organization development. These goals were partly met.

Long-Term Incentive (LTI)

        The objective of Amcor's LTI is to reward the achievement of long-term sustainable business outcomes which is consistent with the company's objective of value creation for shareholders.

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        Each LTI award vests over a period of three years and consists of a grant of options and performance rights (performance shares are awarded to U.S. participants in place of performance rights).

        The vesting outcome of the award is based on the following:

  •
  half of the award is determined based on average constant currency earnings per share ("EPS") growth over a three-year performance period, with 5% annual EPS growth resulting in 50% of this portion of the award vesting, and 8% annual EPS growth resulting in full vesting of this portion of the award (subject to linear interpolation between these two points). There is a further condition that Amcor's return on average funds employed ("RoAFE") is at or above 18%. If annual EPS growth is less than 5%, or RoAFE is less than 18%, this portion of the award will not vest.(1)

  •
  the vesting outcome of the other half of the award is based on relative Total Shareholder Return ("TSR") performance over a three-year performance period against two peer groups; an ASX-based group and an international packaging group, with 50th percentile TSR resulting in 50% of this portion of the award vesting, and 75th percentile TSR resulting in full vesting of this portion of the award (subject to linear interpolation between these two points). There is no vesting of this portion of the award for performance below the 50th percentile.

        The TSR peer groups are:

  ASX-based TSR group:

        Adelaide Brighton Limited, Ansell Limited, Boral Limited, Brambles Limited, CIMIC Group Limited, Coca-Cola Amatil Limited, Cochlear Limited, Computershare Limited, CSR Limited, CSL Limited, Downer EDI Limited, Dulux Group Limited, Fletcher Building Limited, Goodman Group, GrainCorp Limited, Incitec Pivot Limited, James Hardie Industries plc, Orora Limited, Primary Health Care Limited, Qantas Airways Limited, Ramsay Health Care Limited, ResMed Inc, Sonic Healthcare Limited, Sydney Airport Holdings Limited, Telstra Corporation Limited, Transurban Group, Treasury Wine Estates Limited, Wesfarmers Limited and Woolworths Limited.(2)

  International packaging TSR group:

        Aptar Group, Inc., Ball Corporation, Bemis Company, Inc., Berry Global, Inc, CCL Industries Inc., Crown Holdings Incorporated, Graphic Packaging International, Inc., Huhtamaki Oyj, International Paper Company, Mayr-Melnhof Karton AG, Owens-Illinois Inc., RPC Group Plc, Sealed Air Corporation, Silgan Holdings Inc., Sonoco Products Company and Westrock Company.(2)

        The combination of EPS with a RoAFE condition assures that management is rewarded for achieving profitable growth while sustaining strong returns. The use of relative TSR provides a shareholder perspective of Amcor's relative performance against comparable companies both in Australia and internationally.

(1)
Amcor's board of directors has flexibility to either adjust the EPS and RoAFE hurdles, or adjust the structure of these hurdles, to ensure they remain relevant in the event of material events or strategic initiatives that affect the relevance of the performance conditions.

(2)
Certain events may occur (e.g. M&A, public to private transactions) that could affect the structure of either peer group. The Board has, accordingly, retained discretion to determine how those events will be treated at the time they arise. This may result in the alteration of the composition of companies in either peer group from time to time. Amcor's board of directors also retains the discretion to deal with any other material event that affects the relevance of a share in a peer group.

AMCO-292

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  LTI vested during fiscal year 2018:

        The following table illustrates Amcor's performance against the key metrics of the LTI plans. The awards outlined below were granted in fiscal year 2015 and were for a four-year performance period that ended June 30, 2018.(3) The performance conditions applicable to this plan were TSR and RoAFE performance. TSR performance was below the 50th percentile and therefore the performance rights under this award did not vest.

Performance Rights					Options
Relative TSR performance (percentile ranking)					Underlying RoAFE (%) and share price increase
			Performance at vesting					Performance at vesting
Grant year	min	max	ASX comparator group	International comparator group	Grant year	min	max	RoAFE	Share price increase since grant
Fiscal year 2015	50	75	48	38	Fiscal year 2015	15.7	18.2	19.0	Yes

Retention/Share Payment Plan

        The retention share plan is used on a limited basis at recruitment to replace existing entitlements from previous employers or as retention awards to selected executives.

Employment Agreements

        Each of our NEOs has entered into an executive services agreement, which generally provides for compensation terms (including base salary, STI and LTI opportunity, and in limited circumstances, retention incentives), and the other perquisites and benefits described elsewhere in this Executive Compensation section. The executive services agreements require a 12-month notice period for either party to terminate the services agreement, although Amcor may waive any portion of the notice period. Amcor may summarily terminate the employment of a NEO (without notice or severance payments) immediately if the NEO commits: (a) a serious or persistent breach of any of the terms or conditions of the executive's employment; (b) any negligent act the executive commits in connection with the performance of the duties of executive's role; (c) any conduct or act which, in the reasonable opinion of Amcor, brings Amcor into disrepute; (d) any criminal offense for which the executive is convicted which, in the reasonable opinion of Amcor, impairs the executive's ability to perform his or her duties; (e) any wrongful or dishonest or fraudulent act or conduct which, in the reasonable opinion of Amcor, brings Amcor into disrepute; or (f) any other act which would entitle Amcor to dismiss the executive summarily.

        Furthermore, the executive services agreements include obligations relating to conflicts of interest, confidential information, intellectual property, and competitive activity following a termination of employment for any reason, for the restricted period specified in each executive services agreement.

Minimum Shareholding Policy

        A minimum shareholding policy is in place in order to strengthen alignment of the interests of Amcor's NEOs with value creation for shareholders. Under the minimum shareholding policy, the CEO and each of the CEO's direct reports, including each of Amcor's NEOs, must build and maintain a minimum shareholding of Amcor shares. The CEO is required to acquire and maintain ownership of Amcor shares (excluding any vested options, or unvested performance shares) with a value equivalent to 100% of base salary, and each of the CEO's direct reports, including each of Amcor's NEOs, a value

(3)
To ensure Amcor's competitiveness and consistency with market practice, the LTI performance period was changed from four years to three years, effective from the grant made in fiscal year 2017.

AMCO-293

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

equivalent to 50% of base salary. An executive is required to attain these minimum shareholding requirements progressively within six years of becoming subject to the minimum shareholding policy.

Compensation Recovery Policy

        A clawback policy is in place that allows Amcor's board of directors to cancel awards in the event of fraud, dishonesty, breach of obligations, financial misstatements, or if awards were made on the basis of a misrepresentation or an omission, or on the basis of facts or circumstances that were later proven to be untrue or inaccurate.

Risk Management Framework

        Amcor has a system of risk management that seeks to balance corporate stability, sustaining our competitive market position, and incentivizing long-term performance. Amcor's senior executives have responsibility for driving and supporting risk management across its lines of business, and Amcor's compensation arrangements contain a number of design elements that serve to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include deferred equity awards, LTI awards, and subjecting such rewards to forfeiture pursuant to Amcor's compensation recovery policy.

Other Compensation Considerations

Deductibility of Compensation

        Section 162(m) of the Code places a limit on the tax deductibility of compensation in excess of $1.0 million paid to certain "covered employees" of a publicly held corporation.

        Historically, Section 162(m) has not applied to Amcor or any of its predecessors.

AMCO-294

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

2018 Summary Compensation Table

        The following table sets forth summary information concerning the compensation earned by Amcor's NEOs during fiscal years 2018, 2017 and 2016.

Name and Principal Position	Fiscal Year Ended	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(4)	Total ($)
Ronald Delia	2018	1,548,165	1,455,408	712,239	268,713	—	2,123,830	6,108,355
Managing Director and	2017	1,496,075	1,364,270	758,529	1,233,368	—	2,044,027	6,896,269
Chief Executive Officer	2016	1,466,110	576,800	—	1,598,046	—	1,702,221	5,343,177
Michael Casamento	2018	753,856	515,993	282,577	170,286	—	771,141	2,493,853
Executive Vice President and	2017	701,190	360,789	178,631	415,490	—	715,556	2,371,656
Chief Financial Officer	2016	726,088	173,587	—	589,615	—	394,158	1,883,448
Peter Konieczny	2018	1,058,671	720,893	394,662	200,362	—	507,671	2,882,259
President, Amcor Flexibles	2017	938,411	632,441	371,495	973,997	—	412,245	3,328,589
Europe, Middle East and	2016	893,841	223,493	—	878,530	—	554,462	2,550,326
Africa
Michael Schmitt(5)	2018	1,036,206	3,244,581	—	130,545	—	244,402	4,655,734
President, Amcor Rigid	2017	996,103	757,542	505,527	666,975	—	253,234	3,179,381
Plastics	2016	953,454	240,248	—	960,990	—	231,583	2,386,275
Ian Wilson	2018	893,250	496,764	237,900	221,488	—	152,087	2,001,489
Executive Vice President,	2017	816,671	423,706	213,740	450,851	—	146,205	2,051,173
Strategy and Development	2016	927,206	212,018	—	896,898	—	169,671	2,205,793

(1)
Represents the grant date fair value, assuming probable outcomes of performance conditions, of the STI—Deferred Equity Plan (assuming at-target performance) and the grant date fair value of Performance Rights/Shares under the Long-Term Incentive Plan. If maximum achievement is reached under the STI—Deferred Equity Plan then the value of such awards to Messrs. Delia, Casamento, Konieczny, Schmitt and Wilson in fiscal year 2018 would be $935,714, $372,326, $519,868, $522,178 and $438,236, respectively, in fiscal year 2017 would be $908,460, $364,908, $521,819, $504,520 and $419,974, respectively, and for fiscal year 2016 would be $865,200, $347,174, $446,987, $480,495 and $424,035, respectively. The grant date fair value assumptions for the Performance Rights/Shares issued under the Long-Term Incentive Plan are calculated using Black-Scholes methodology, and Amcor incorporates certain assumptions in the calculation, including, to the extent applicable (for fiscal year 2018): (i) 3.70% expected dividend yield assuming no change in dividend payout, (ii) 21% expected price volatility of Amcor's shares, (iii) AUD 14.98 share price at grant date, (iv) AUD 15.87 weighted average exercise price, (v) 2.06% risk-free interest rate and (vi) four year expected life of an option. For further information on these awards, see the "2018 Grants of Plan-Based Awards" table and the accompanying narrative.

(2)
Represents the grant date fair value of options granted under the Long-Term Incentive Plan. The grant date fair value assumptions for the options issued under the Long-Term Incentive Plan are calculated using Black-Scholes methodology, and Amcor incorporates certain assumptions in the calculation, including (for fiscal year 2018): (i) 3.70% expected dividend yield assuming no change in dividend payout, (ii) 21% expected price volatility of Amcor's shares, (iii) AUD 14.98 share price at grant date, (iv) AUD 15.87 weighted average exercise price, (v) 2.06% risk-free interest rate and (vi) four year expected life of an option. For further information on these awards, see the "2018 Grants of Plan-Based Awards" table and the accompanying narrative.

(3)
Amounts represent Short-Term Incentive cash payments. For a description of the methodology applied in determining the Short-Term Incentive cash payments, refer to the section above "—Elements of Compensation—Short-Term Incentive (STI)."

(4)
The elements of compensation included in the "All Other Compensation" column for fiscal years 2018, 2017 and 2016 are set forth in the table below.

(5)
During the fiscal year 2018, a transitional award was made to Mr. Schmitt under this plan instead of his participation in the Long-Term Incentive Plan and resulted in the cancellation of former LTI awards granted. The award amounted to 240,000 shares with half vesting after two years and the remainder vesting after three years. The shares are subject to certain conditions specific to Mr. Schmitt. The grant date fair value of this multi-year award is represented in the Stock Awards column.

AMCO-295

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Other Compensation

Name	Fiscal Year Ended	Non-Monetary Benefits ($)(1)	Relocation and expatriate expenses ($)(2)	Taxes levied by relevant tax authorities and payable on relocation and expatriate expenses ($)	Employer contributions to defined contribution plans ($)	Other ($)(3)	Total ($)
Ronald Delia	2018	81,668	319,234	275,446	270,190	1,177,292	2,123,830
	2017	142,199	304,834	242,903	300,000	1,054,091	2,044,027
	2016	180,691	352,715	311,831	344,102	512,882	1,702,221
Michael Casamento	2018	128,127	425,502	198,137	19,375	—	771,141
	2017	126,005	397,247	169,688	22,616	—	715,556
	2016	116,048	183,037	72,457	22,616	—	394,158
Peter Konieczny	2018	117,874	142,328	59,045	188,424	—	507,671
	2017	103,562	77,460	47,409	183,814	—	412,245
	2016	100,106	165,176	103,125	186,055	—	554,462
Michael Schmitt	2018	75,350	—	—	169,052	—	244,402
	2017	63,467	—	—	189,767	—	253,234
	2016	56,057	—	—	175,526	—	231,583
Ian Wilson	2018	152,087	—	—		—	152,087
	2017	146,205	—	—		—	146,205
	2016	169,671	—	—		—	169,671

(1)
These benefits include costs such as healthcare, company car costs and tax advisory costs to assist with the filing of domestic and foreign tax returns.

(2)
Expenses associated with relocation and expatriate expenses may include a combination of (i) relocation costs and (ii) ongoing benefits related to that relocation.

(3)
Mr. Delia is required to cover all personal tax obligations based on U.S. requirements and any additional tax obligations (by virtue of his presence in other countries as required by Amcor) are covered by Amcor. These tax payments by Amcor generate foreign tax credits which may be recoverable by Amcor in the future.

AMCO-296

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

2018 Grants of Plan-Based Awards

        The table below sets forth information regarding grants of plan-based awards made to Amcor's NEOs during fiscal year 2018.

										All Other Stock Awards: Number of Performance Rights/ Shares (#)	All Other Option Awards: Number of Securities Underlying Options (#)
				Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards
Name	Approval Date	Grant Date	Grant Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target ($)	Maximum ($)
Ronald Delia	8/9/17	9/1/17	STI	0	1,247,618	1,871,428	0	623,809	935,714
	8/9/17	11/13/17	LTI							124,300			831,599
	8/9/17	11/13/17	LTI								632,900	11.74	712,239
Michael Casamento	8/9/17	9/1/17	STI	0	372,326	744,651	0	186,163	372,326
	8/9/17	11/13/17	LTI							49,300			329,830
	8/9/17	11/13/17	LTI								251,100	11.74	282,577
Peter Konieczny	8/9/17	9/1/17	STI	0	519,868	1,039,737	0	259,934	519,868
	8/9/17	11/13/17	LTI							68,900			460,959
	8/9/17	11/13/17	LTI								350,700	11.74	394,662
Michael Schmitt	8/9/17	9/1/17	STI	0	522,178	1,044,356	0	261,089	522,178
	2/1/17	8/30/17	Replacement LTI							240,000			2,983,492
Ian Wilson	8/9/17	9/1/17	STI	0	438,236	876,473	0	219,118	438,236
	8/9/17	11/13/17	LTI							41,500			277,646
	8/9/17	11/13/17	LTI								211,400	11.74	237,900

(1)
Represents the cash component of the incentive compensation opportunity available under the STI Plan for fiscal year 2018. Payments under this plan may range from zero through to maximum depending on performance against various financial and individual targets included in the individual's scorecard.

(2)
Represents the grant date opportunity under the STI deferred equity component for fiscal year 2018. The award is calculated as 50% of the STI cash component and therefore may range from zero through to maximum depending on performance against various financial and individual targets included in the individual's scorecard. The award is delivered in share rights which is determined by dividing the incentive outcome by the VWAP of Amcor Shares on the last five trading days of the applicable fiscal year. The actual amount of Share Rights granted under the STI deferred equity plan for fiscal year 2018 (based on fiscal year 2017 performance) was 49,413 for Mr. Delia, 17,133 for Mr. Casamento, 40,165 for Mr. Konieczny, 26,721 for Mr. Schmitt and 18,314 for Mr. Wilson.

(3)
The option exercise price for this award is AUD 15.87. For the purposes of presentation in this table, the exercise price has been converted to US dollars at the exchange rate of AUD1 = US$0.74 at the end of the fiscal year 2018.

AMCO-297

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2018 Fiscal Year-End

        The following table sets forth certain information with respect to Options, Performance Rights/ Shares and Share Rights held by Amcor's NEOs as of June 30, 2018.

Name	Plan	Grant year	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/share)(1)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Performance Rights/ Shares and Share Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Performance Rights/ Shares and Share Rights That Have Not Vested ($)(2)
Ronald Delia	Short-term incentive—deferred equity	2018						49,413	526,911
		2017						73,984	788,921
	Long term incentive	2018	—	632,900	632,900	11.74	10/31/23	124,300	1,325,461
		2017	—	639,500	639,500	11.32	10/31/22	107,200	1,143,116
		2015	—	244,800	244,800	7.61	10/29/21	65,700	1,448,743
Michael Casamento	Short-term incentive—deferred equity	2018						17,133	182,696
		2017						27,536	293,627
	Long term incentive	2018	—	251,100	251,100	11.74	10/31/23	49,300	525,706
		2017	—	150,600	150,600	11.32	10/31/22	25,200	268,718
		2015	—	40,800	40,800	7.61	10/29/21	11,000	241,990
Peter Konieczny	Short-term incentive—deferred equity	2018						40,165	428,295
		2017						40,910	436,240
	Long term incentive	2018	—	350,700	350,700	11.74	10/31/23	68,900	734,708
		2017	—	313,200	313,200	11.32	10/31/22	52,500	559,829
		2015	—	245,400	245,400	7.61	10/29/21	65,900	1,452,710
Michael Schmitt	Short-term incentive—deferred equity	2018						26,721	284,937
		2017						44,490	474,415
	Long term incentive	2015	—	310,200	310,200	7.61	10/29/21	83,300	1,836,294
	Replacement long term incentive	2018						240,000	2,559,216
Ian Wilson	Short-term incentive—deferred equity	2018						18,314	195,290
		2017						38,295	408,355
	Long term incentive	2018	—	211,400	211,400	11.74	10/31/23	41,500	442,531
		2017	—	180,200	180,200	11.32	10/31/22	30,200	322,035
		2015	—	195,200	195,200	7.61	10/29/21	52,400	1,155,332

(1)
The Option exercise price is converted from Australian dollars to U.S. dollars at the exchange rate at the end of fiscal year 2018 (AUD1 = US$0.74) for the purposes of presentation in this report. Option exercise prices have been converted as follows; 2018—AUD 15.87 = US$11.74; 2017—AUD 15.30 = US$11.32; 2015—AUD 10.28 = US$7.61.

(2)
Assumes full vesting of all awards. Amcor share price at end of fiscal year 2018 used to calculate values; AUD 14.41 = US$10.66.

2018 Option Exercises and Stock Vested

        The table below sets forth certain information with respect to the exercise of options and the vesting of Performance Rights/Shares and share rights held by Amcor's NEOs during fiscal year 2018.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting of Performance Rights/ Shares and Share Rights (#)	Value Realized on Vesting ($)
Ronald Delia	129,372	1,646,259	66,160	848,549
Michael Casamento	—	—	8,342	107,467
Peter Konieczny	126,486	1,619,904	54,587	701,046
Michael Schmitt	—	1,689,402	68,261	875,453
Ian Wilson	96,090	1,239,512	65,250	838,926

AMCO-298

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

2018 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FY ($)(4)
Ronald Delia	1,978,466	251,090	1,707,412	—	12,493,271
Michael Casamento	—	—	—	—	—
Peter Konieczny	—	—	—	—	—
Michael Schmitt	—	138,519	179,547	—	1,219,670
Ian Wilson	—	—	—	—	—

(1)
Amounts in this column are included in either the "Salary" or "Non-Equity Incentive Plan Compensation" columns of the "2018 Summary Compensation Table."

(2)
Amounts in this column are included in the "All Other Compensation" column of the "2018 Summary Compensation Table."

(3)
Amounts in this column are not included in the 2018 Summary Compensation Table as Amcor's deferred compensation plan provides participants with a subset of investment elections available to all eligible employees under Amcor's tax-qualified Section 401(k) plan.

(4)
All NEOs are 100% vested in these balances.

Potential Payments Upon Termination or Change in Control

        Compensation and other terms of employment for Amcor's NEOs are formalized in executive services agreements. In the event of termination of employment by Amcor without "cause" (as described under "—Employment Agreements"), Amcor's NEOs each have a contractual notice period equal to 12 months' notice. In the event of a settlement of this notice period, the amount payable will be equal to the greater of the amount payable required by law and payment in lieu of notice (12 months' base salary). No single-trigger payments or double-trigger payments are specified in a change of control event, however the Amcor's board retains discretion to afford pro-rated incentive payments and vesting of equity awards and to deal with other matters at its discretion.

        The table set forth below shows Amcor's estimated potential payment obligations to each NEO at the end of fiscal year 2018.

	Ronald Delia	Michael Casamento	Peter Konieczny	Michael Schmitt	Ian Wilson
Termination Payment ($) (12 months' base salary)	1,559,523	744,651	1,039,737	1,044,356	876,473

(1)
Where executive services agreement is in currency other than USD, amount is converted to USD using foreign exchange rate applicable at end of fiscal year 2018

AMCO-299

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Equity Compensation Plan Information

        The following table provides information relating to Amcor Shares that may be issued under Amcor's existing equity compensation plans as at the end of fiscal year 2018.

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options, Performance Rights/ Shares and Share Rights(1)	Weighted-Average Exercise Price of Outstanding Options ($/share)(2)(3)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareholders	20,342,133	10.30	n/a	(4)

(1)
Includes outstanding awards of 14,430,105 options, which have a weighted-average exercise price of AUD 13.92 and a weighted-average remaining term of 4.4 years, 2,838,526 shares of common stock issuable upon vesting of Performance Shares/Rights, 2,493,790 shares of common stock issuable upon vesting of share rights, and 579,712 shares issued under the Retention/Share Payment Plan.

(2)
Performance Shares/Rights and share rights are excluded when determining the weighted-average exercise price of outstanding options.

(3)
Share price converted from Australian dollars to U.S. dollars at the exchange rate at the end of the 2018 fiscal year (AUD1 = US$0.74); reported as AUD 13.92—converted to US$10.30.

(4)
Under Amcor's current regulatory environment, there is no pre-approved limit concept applicable to the number of share-based awards that can be granted in the future under equity compensation plans. Share-based awards to directors are subject to a shareholder vote which has been sought when required.

AMCO-300

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Adjustments to Incentive Plans

        Amcor has various incentive plans in place that will be affected by the transaction. Amcor's board of directors has considered how the transaction will affect these plans and the objectives which the incentive plans are designed to achieve.

        The treatment of the relevant Amcor incentive plans is described below. Further details regarding the Amcor incentive plans in effect as at the date of this proxy statement/prospectus are set out in the Amcor annual report for fiscal year 2018.

Short Term Incentive Plan (Annual Cash Component)

        As the anticipated completion of the transaction is close to the end of fiscal year 2019, Amcor's board of directors has determined that the metrics, and the assessment of such metrics, applicable to the annual cash component of the short term incentive plan for fiscal year 2019 will remain unchanged if the transaction completes. However, to ensure that an appropriate and fair assessment is made, the metrics will be assessed by reference to the Amcor business performance excluding (i) any impact that the Bemis business may have for the final remaining months of the year and (ii) costs and expenses related to the transaction.

Short Term Incentive Plan (Deferred Equity)

        Amcor's board of directors has determined that, subject to completion of the transaction, previously granted awards under the deferred equity component of the Amcor short term incentive plan will be converted to share rights over either NYSE-listed New Amcor Shares or ASX-listed New Amcor CDI's. No other change will be made to the terms of the share rights issued under the Amcor short term incentive plan, including in respect of the vesting terms.

Long Term Incentive Plan

        Previously granted awards:    Amcor's board of directors has determined that, subject to completion of the transaction, previously granted awards under the Amcor long term incentive plan will be converted to share options and performance shares or performance rights (as applicable) over either NYSE-listed New Amcor Shares or ASX-listed New Amcor CDI's. In respect of share options over NYSE-listed New Amcor Shares, the underlying exercise price will be converted to U.S. dollars at an appropriate exchange rate at the time of the completion of the transaction.

        In respect of the fiscal year 2017 award (awarded late in 2016, covering the three-year period ending June 30, 2019), as the anticipated completion of the transaction is close to the end of the plan performance period, the metrics applicable to this plan and their assessment will remain unchanged. However, to ensure that an equitable and comparative assessment is made, the metrics will be assessed by reference to the Amcor business performance excluding (i) any impact that Bemis may have for the final remaining months of fiscal year 2019 and (ii) costs and expenses related to the transaction. In addition, Bemis will be excluded from the international packaging total shareholder return comparator group assessment, consistent with the approach applied to other companies in the past subject to similar corporate transactions.

        In respect of the 2018 award (awarded late in 2017, covering the three-year period ending June 30, 2020), the period up to June 30, 2019 will be assessed in the same manner as described above. For fiscal year 2020 (the last year of the plan performance period), the metrics will be assessed based on the performance of New Amcor. Amcor's board of directors has determined that the primary performance conditions of adjusted earnings per share ("EPS") growth and relative total shareholder return will remain unchanged (Bemis will be excluded from the international packaging total shareholder return comparator group assessment). The supplementary gateway measure, adjusted

AMCO-301

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

return on average funds employed ("RoAFE"), will be reduced from 18% to 12%; a reduction that recognizes the short term impact of the transaction only.

        Approved but as yet not awarded grants:    In 2018, Amcor's board of directors approved a new grant for fiscal year 2019 (covering the three-year period ending June 30, 2021). The grant to the CEO was subsequently approved by Amcor shareholders at the 2018 Annual General Meeting. This grant was approved on the basis of "business as usual" and would be granted if the transaction did not proceed. Amcor's board of directors has approved a replacement grant that has the same features of the previously approved plan and will now be awarded upon completion of the transaction. This award will be provided to both Amcor and Bemis participants shortly after transaction completion to ensure alignment across the organization. Amcor's board of directors has determined that the primary performance conditions of adjusted EPS growth and relative total shareholder return ("TSR") will remain the same as the previously approved grant, although the adjusted EPS growth hurdle will increase from 5 – 8% to 5 – 10% and be measured over the two fiscal years following transaction completion (up to the end of the plan performance period on June 30, 2021). The TSR comparator group will consist of an appropriate blend of companies in a relevant international index and industry peers, consistent with the previously approved plan. The supplementary gateway measure (RoAFE) will be reduced from 18% to 12%; a reduction that recognizes the short term impact of the transaction only.

        The replacement grant will be delivered as share options (50% of award) and performance shares or performance rights (50% of award) and will be in place through to June 30, 2021 (to align both Amcor and Bemis participants on completion and to ensure vesting schedules of plans remain in line with the current schedule for Amcor participants). The share option exercise price will also be set using a 20-day volume weighted average price at grant. These features are consistent with the previously approved grant.

Retention Share / Payment Plan

        Amcor's board of directors has determined that, subject to completion of the transaction, previously granted awards under this plan will be converted to shares (or their cash equivalent) over either NYSE-listed New Amcor Shares or ASX-listed New Amcor CDI's. Otherwise, there would be no change to terms of the Retention share / payment plan including vesting term.

AMCO-302

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Changes to the Compensation of the Managing Director and Chief Executive Officer

        Amcor's board of directors sought input from an external compensation consultant in order to determine appropriate changes to the compensation of the CEO as a result of the transaction. The transaction will result in a significantly larger company across several measures including a much greater presence in the United States. New Amcor will continue to be truly global with a significant presence in all regions and the complexity that this brings. The review considered both structural elements and overall compensation levels, and considered the impact of integrating the Bemis organization (primarily U.S.-based) and its executives into the structure and the ongoing talent implications. The U.S. will also be an increasing source of talent for New Amcor, so it is critical that due regard is given to prevailing U.S. practices and benchmarks. Benchmark data also considered other key global markets reflecting the fact that the CEO and senior executives of Amcor have global careers that span multiple jurisdictions.

        The review also looked at how to tie compensation closely to the expected benefits of the transaction and value creation for shareholders. As a result, Amcor's board of directors resolved, subject to completion of the transaction, the following changes to the compensation of the CEO:

Description	Current	Approach following the transaction
Short term incentive	• Opportunity to earn between 0 - 120% (target 80%) of base salary	• Increased opportunity to earn between 0 - 180% (target 120%) of base salary with the increase linked to transaction deliverables.
Short term incentive plan (deferred equity)	• Opportunity to earn an additional 50% of any short term incentive payment in the form of Share Rights over Amcor Shares that are deferred for 2 years.	• No change
Long term incentive plan	• Fiscal year 2019 grant, approved by shareholders at the 2018 Annual General Meeting but not yet granted, consisted of a grant of 125% of base salary.

•

The previously approved fiscal year 2019 grant will not be made and will be replaced with a new grant as described above. This approach ensures that the CEO has opportunities that are heavily oriented towards variable performance-based rewards and aligned to the ongoing delivery of value under this transformational opportunity for shareholders. The new grant will be calculated as 250% of base salary and issued at fair value.

Minimum shareholding requirements	• 1x base salary	• 3x base salary

AMCO-303

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Changes to the Compensation of Non-Executive Directors

        Amcor's board of directors sought input from an external compensation consultant to determine appropriate changes to the compensation of directors as a result of the transaction. The transaction will result in a significantly larger company across several measures including a much greater presence in the United States, a combined U.S. and Australian listing, and a new regulatory environment. Benchmark data were referenced considering prevailing U.S. practices and quantum, the ability to integrate new Bemis directors, and considered the role of equity in overall compensation.

        Amcor's board of directors resolved, subject to the Bemis acquisition being approved, the following director fee levels and structure be adopted for New Amcor:

Description	Current	Approach following the transaction
Director fees

•

Currently denominated in Australian dollars

•

Consist of fixed retainer, plus additional fees for members and chairs of committees. The retainer for the Chair represents his total fee. He does not receive additional fees for his involvement with Board committees.

•

Chair fee (retainer): $500,000

•

Deputy Chair fee (retainer): $300,000

•

Retainer (for directors other than the Chair and Deputy Chair): $250,000

•

Audit Committee Chair fee: $30,000

•

Audit Committee member fee: $15,000

•

Compensation Committee Chair fee: $20,000

•

Compensation Committee member fee: $10,000

•

Nomination Committee Chair fee: $15,000

•

Nomination Committee member fee: $7,000

Delivery of fee	• Cash	• 50% shares (not capable of being sold for two years from delivery); 50% cash
Minimum shareholding requirements	• 1,000 shares	• 5x cash retainer, built up over 5 years

AMCO-304

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

New 2019 Omnibus Incentive Share Plan

        As part of the new U.S. regulatory requirements that will apply to New Amcor, Amcor's board of directors has approved the 2019 Omnibus Incentive Share Plan (the "Omnibus Plan") on October 31, 2018 to ensure that New Amcor has a framework in place to deliver equity incentive instruments in the future where the Compensation Committee believes it is appropriate to do so in the best interests of shareholders. This plan would provide a mechanism to grant equity awards under the current existing equity incentive plans:

  •
  Short Term Incentive—Deferred Equity

  •
  Long Term Incentive

  •
  Retention/ Share Payment Plan

        The terms of the Omnibus Plan are as follows:

Eligibility

        Employees, directors, contractors and consultants, and potential employees, directors, contractors or consultants, selected by the Compensation Committee may be invited to participate in the Omnibus Plan.

Term

        The Omnibus Plan terminates 10 years from the date of approval of the plan, unless it is terminated earlier by our board of directors. No awards may be granted after the termination of the Omnibus Plan.

Award Forms and Limitations

        The Omnibus Plan authorizes the award of share options, restricted share awards, performance-based share awards, cash-based awards and other share-based awards.

Share Reserve

        The aggregate number of New Amcor Shares that may be issued with respect to awards under the Omnibus Plan is 120,000,000. This share reserve was determined based on market norms relating to the overall fair value of grants and likely share usage and considered factors such as (i) the maximum possible performance achievement for all plans assuming the highest level of performance conditions were met consistently over a period of time; (ii) the integration of Bemis and the generally more prevalent use of equity plans in the U.S. (this reserve covers participants in all equity plans across New Amcor); (iii) share options being counted against the share reserve in the same manner as performance shares / restricted shares; and (iv) business and pay growth over time and the potential adverse foreign exchange movements as many participants are provided awards in the currency of their location and this may not be U.S. dollars.

        The following New Amcor Shares will be available for grant or issuance under the Omnibus Plan:

  •
  shares subject to options or share-based awards that expire, terminate, or cancel for any reason without being exercised;

  •
  shares subject to awards of restricted share, performance-based share awards, or other share-based awards granted under the Omnibus Plan that expire, terminate, or cancel for any reason without being exercised; and

AMCO-305

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  •
  shares subject to awards that are surrendered or cancelled (but not shares surrendered to pay the exercise price or withholding taxes associated with a share option).

Administration

        The Omnibus Plan will be administered and interpreted by the Compensation Committee. The Compensation Committee has full authority to grant awards and select eligible individuals to whom awards may be granted, determine the terms of and number of shares to be covered by each award, and make all other determinations necessary or advisable for the administration of the plan. The Compensation Committee may grant awards at such times and subject to such terms and conditions as they may determine.

Share Options

        The Compensation Committee may grant options to acquire shares under the Omnibus Plan. The maximum term of options granted under the Omnibus Plan is 10 years. The exercise price of each share option must be at least equal to the fair market value of one common share on the date of grant. For the purposes of the Omnibus Plan, the fair market value is calculated based on the average closing price for the period up to 30 days prior to the date of grant. Upon a participant's termination of employment, any share options will vest or expire or be forfeited in accordance with the terms and conditions established by the Compensation Committee.

Share Appreciation Rights

        The Compensation Committee may grant share appreciation rights under the Omnibus Plan. Share appreciation rights provide for a payment, or payments, in cash or shares, based upon the difference between the fair market value of Amcor's shares on the date of exercise and the stated exercise price of the share appreciation right. The exercise price of each Share appreciation right must be at least equal to the fair market value of our common share on the date of grant. For the purposes of the Omnibus Plan, the fair market value is calculated based on the average closing price for the period up to 30 days prior to the date of the grant. Upon a participant's termination of employment, any share appreciation rights will vest or expire or be forfeited in accordance with the terms and conditions established by the Compensation Committee.

Restricted Share Awards

        The Compensation Committee may grant awards of restricted New Amcor Shares under the Omnibus Plan. The Compensation Committee may determine the number of shares to be awarded, the price (if any) to be paid by the participant, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the award of restricted New Amcor Shares. Holders of restricted New Amcor Shares shall have all of the rights of a holder of New Amcor Shares, including the right to vote such shares and the right to receive, upon vesting of the restricted New Amcor Shares, dividends or other distributions paid with respect to the restricted New Amcor Shares. The Compensation Committee may, in its sole discretion, determine at the time of grant that the payment of dividends shall be deferred until, and conditioned upon, the expiration of the applicable restricted period. Upon a participant's termination of employment, any award of restricted New Amcor Shares will vest or be forfeited in accordance with the terms and conditions established by the Compensation Committee.

Performance-Based Awards

        The Compensation Committee may grant share awards or cash awards subject to performance vesting conditions under the Omnibus Plan. Performance awards may provide for the payment of shares or cash upon attainment of specific performance goals, as determined by the Compensation Committee.

AMCO-306

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

The Compensation Committee may, at the time of grant, determine that amounts equal to dividends declared during the performance measurement period with respect to the number of shares covered by a performance-based award will be accumulated and paid upon, and subject to, vesting. Upon a participant's termination of employment, any performance-based awards will vest or be forfeited in accordance with the terms and conditions established by the Compensation Committee.

Other Share-Based Awards

        The Compensation Committee may grant other awards payable in, valued in whole or in part by reference to, or otherwise based on or related to New Amcor Shares, including awards subject to vesting conditions determined by the Compensation Committee, and New Amcor Shares awarded purely as a bonus and not subject to restrictions. Upon a participant's termination of employment, any other New Amcor Share-based awards will vest or be forfeited in accordance with the terms and conditions established by the Compensation Committee.

Other Cash-Based Awards

        The Compensation Committee may grant cash-based awards in amounts, on such terms and conditions, and subject to vesting conditions determined by the Compensation Committee. Cash-based awards may be awarded purely as a bonus and not subject to restrictions. Upon a participant's termination of employment, any other cash-based awards will vest or be forfeited in accordance with the terms and conditions established by the Compensation Committee.

Adjustments in Connection With Corporate Transactions

        The existence of, and the awards under, the Omnibus Plan shall not affect or restrict in any way the right of the New Amcor Board, the Compensation Committee, or New Amcor to make or authorize any adjustment, recapitalization, reorganization or other change in New Amcor's capital structure, any merger or consolidation of the company, or any other corporate act or proceeding. If New Amcor effects any merger, consolidation, statutory exchange, spin-off, reorganization, or other corporate transaction or event in which New Amcor's outstanding shares are converted into the right to receive securities or other property, outstanding awards may be adjusted as to the number or kind of securities covered by such award, in a manner deemed appropriate by the Compensation Committee to prevent dilution or enlargement of the rights granted to, or available for, participants under the Omnibus Plan.

        The Compensation Committee does not intend to grant single-trigger awards that vest automatically on a change of control, though it reserves the ability to do so if circumstances warrant. In the event of a change in control (as defined in the Omnibus Plan), the Compensation Committee may cause awards to be continued, assumed, or substituted by an acquirer in the change in control; provide for the purchase of any awards by the Company for an amount of cash equal to the excess of the change in control price of the shares subject to the award over the exercise price of such awards; or terminate all outstanding awards effective as of the date of the change of control (provided the Compensation Committee has provided at least twenty days' notice to the holders of outstanding awards and each award holder has had the right to exercise such awards in full). The Compensation Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an award at any time.

Additional Provisions

        The New Amcor Board may at any time, and from time to time, amend in whole or in part any or all provisions of the Omnibus Plan, or suspend or terminate it entirely, retroactively, or otherwise. However, the rights of a participant with respect to awards granted prior to an amendment may not be

AMCO-307

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

impaired without the consent of the participant. No amendment may be made that would increase the aggregate number of shares that may be issued under the plan, change the classification of individuals eligible to receive awards, decrease the exercise price of any share option, or permit the issuance of a replacement share option.

        Awards granted under the Omnibus Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our Compensation Committee.

Director Compensation Summary

        The table below sets forth certain information concerning the compensation earned in fiscal year 2018 by Amcor's non-executive directors.

Name	Fees Earned or Paid in Cash ($)(1)	Employer contributions to defined contribution pension plans ($)	All Other Compensation ($)	Total ($)
Graeme Liebelt	484,627	15,538	1,727	501,892
Armin Meyer	248,071	1,077	3,284	252,432
Paul Brasher	204,542	15,538	1,727	221,807
Eva Cheng	190,249	4,861	2,605	197,715
Karen Guerra	194,462	704	3,284	198,450
Tom Long	188,319	4,107	3,975	196,401
Jeremy Sutcliffe	179,627	15,538	1,727	196,892
John Thorn(2)	60,606	5,179	432	66,217

(1)
Directors receive a fixed "base" fee for their role as board members, plus additional fees for members and chairs of committees. The Chairman does not receive additional fees for his involvement with board committees.

(2)
Mr. Thorn resigned as a director effective November 1, 2017.

        Amcor had seven non-management/independent directors at the end of fiscal year 2018. During fiscal year 2018, only non-management and independent directors received compensation for their services on Amcor's board of directors. In fiscal year 2018, Amcor paid each non-management and independent member of its board an annual cash retainer, committee fees, and no meeting attendance fees.

AMCO-308

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

        The validity of the New Amcor Shares offered hereby will be passed upon for New Amcor by Ogier, St. Helier, Jersey.

AMCO-309

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

EXPERTS

        The financial statements of Amcor Limited as of June 30, 2018 and 2017 and for each of the three years in the period ended June 30, 2018 included in the registration statement of which this proxy statement/prospectus forms a part have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Bemis Company, Inc. and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in the registration statement of which this proxy statement/prospectus forms a part by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AMCO-310

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

HOUSEHOLDING OF PROXY MATERIALS

        The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, unless you advised otherwise, if you hold your shares in street name and you and other residents at your mailing address share the same last name and also own Bemis Shares in an account at the same broker, bank or other nominee, your nominee delivered a single set of proxy materials to your address. This method of delivery is known as "householding." Householding reduces the number of mailings you receive, saves on printing and postage costs and helps the environment. Shareholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically. A shareholder who wishes to receive a separate copy of the proxy materials, now or in the future, should submit this request by writing Bemis Company, Inc., 2301 Industrial Drive, Neenah, Wisconsin 54956, or calling +1 920 527 5000. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request.

        If you are a registered shareholder or hold your shares in an employee benefit plan, we sent you and each registered or plan shareholder at your address separate sets of proxy materials.

AMCO-311

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

        Bemis files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC filings of Bemis are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Bemis files with the SEC by going to Bemis' internet website at https://investors.bemis.com. The internet website address of Bemis is provided as an inactive textual reference only. The information provided on the internet website of Bemis, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

        Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Bemis to "incorporate by reference" into this proxy statement/prospectus documents Bemis files with the SEC. This means that Bemis can disclose important information to you by referring you to those documents. This document incorporates by reference documents that Bemis has previously filed with the SEC and documents that Bemis may file with the SEC after the date of this document and prior to the date of the Bemis Special Meeting. These documents contain important information about Bemis and its financial condition. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that New Amcor and Bemis file with the SEC may update and supersede that information. Bemis incorporates by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the Bemis Special Meeting:

  •
  Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 15, 2019; and

  •
  Definitive Proxy Statement for Bemis' 2018 Annual Meeting, filed with the SEC on March 23, 2018.

        Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Bemis, without charge, by written or telephonic request directed to Investor Relations, Bemis Company, Inc., 2301 Industrial Drive, Neenah, Wisconsin 54956, or calling +1 920 527 5000; or Innisfree, Bemis' proxy solicitor, by calling toll-free at +1 888 750 5834; or from the SEC through the SEC website at the address provided above.

        Notwithstanding the foregoing, information furnished by Bemis on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed "filed" for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

        Neither Amcor nor New Amcor currently file reports with the SEC. Following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Amcor will file annual, quarterly and current reports and other information with the SEC. SEC filings of New Amcor will be available to the public at the SEC website at www.sec.gov.

        THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR BEMIS SHARES AT THE SPECIAL MEETING. BEMIS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED

AMCO-312

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED [    •    ], 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

AMCO-313

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

AMCO-314

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amcor Limited

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Amcor Limited and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Melbourne, Australia
December 14, 2018

We have served as the Company's auditor since 2008.

AMCO-315

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Consolidated Income Statements

	Years Ended June 30,
(in millions, except per share data)	2018	2017	2016
Net sales	$9,319.1	$9,101.0	$9,421.3
Cost of sales	(7,462.3)	(7,189.2)	(7,438.1)

Gross profit	1,856.8	1,911.8	1,983.2
Sales and marketing expenses	(210.6)	(217.7)	(210.1)
General and administrative expenses	(582.6)	(632.5)	(752.8)
Research and development	(72.7)	(69.1)	(69.7)
Restructuring related costs	(40.2)	(143.2)	(93.0)
Loss on deconsolidation of Venezuelan subsidiaries	—	—	(271.7)
Loss on highly inflationary accounting of Venezuelan subsidiaries	—	—	(105.3)
Other income, net	43.2	66.8	108.5

Operating income	993.9	916.1	589.1
Interest income	13.1	12.2	34.4
Interest expense	(210.0)	(190.9)	(194.2)
Other non-operating income (loss), net	(74.1)	(21.6)	23.8

Income before income taxes and equity in income (loss) of affiliated companies	722.9	715.8	453.1
Income tax expense	(118.8)	(148.9)	(164.9)
Equity in income (loss) of affiliated companies	(17.5)	14.1	16.8

Net income	586.6	581.0	305.0
Net (income) loss attributable to non-controlling interests	(11.4)	(17.0)	4.3

Net income attributable to Amcor Limited	$575.2	$564.0	$309.3

Weighted average number of shares outstanding:
Basic	1,154.4	1,153.7	1,155.1
Diluted	1,161.7	1,164.2	1,170.2
Earnings per share attributable to Amcor Limited:
Basic	$0.50	$0.49	$0.27
Diluted	$0.49	$0.48	$0.26
Cash dividends declared per share	$0.45	$0.42	$0.40

See accompanying notes to the consolidated financial statements.

AMCO-316

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Consolidated Statements of Comprehensive Income

	Years Ended June 30,
(in millions)	2018	2017	2016
Net income	$586.6	$581.0	$305.0
Other comprehensive income (loss)
Net gains (losses) on cash flow hedges, net of tax(a)	(2.0)	6.5	(13.5)
Foreign currency translation adjustments, net of tax(b)	43.2	(112.4)	(181.7)
Pension, net of tax(c)	27.6	103.4	(76.3)

Total other comprehensive income (loss), net of tax	68.8	(2.5)	(271.5)

Total comprehensive income	655.4	578.5	33.5
Comprehensive (income) loss attributable to non-controlling interest	(10.6)	(17.0)	6.1

Comprehensive income attributable to Amcor Limited	$644.8	$561.5	$39.6

(a)	Tax (expense) benefit related to cash flow hedges	$0.6	$(0.9)	$0.1
(b)	Tax (expense) benefit related to foreign currency translation adjustments	$(15.3)	$(2.7)	$(10.1)
(c)	Tax (expense) benefit related to pension adjustments	$(6.9)	$(16.3)	$13.1

See accompanying notes to the consolidated financial statements.

AMCO-317

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Consolidated Balance Sheets

	June 30,
(in millions)	2018	2017
Assets
Cash and cash equivalents	$620.8	$561.5
Trade receivables, net	1,379.0	1,393.6
Inventories	1,358.8	1,305.5
Prepaid expenses and other current assets	261.7	298.9

Total current assets	3,620.3	3,559.5
Investments in affiliated companies	116.3	127.0
Property, plant and equipment, net	2,698.5	2,763.4
Deferred tax assets	70.7	74.9
Other intangible assets, net	324.8	349.5
Goodwill	2,056.6	2,060.3
Employee benefit asset	52.5	35.3
Other non-current assets	117.8	117.1

Total non-current assets	5,437.2	5,527.5

Total assets	$9,057.5	$9,087.0

Liabilities and shareholders' equity
Current portion of long-term debt	$984.1	$345.2
Short-term debt	1,173.8	1,053.6
Trade payables	1,861.0	1,760.0
Accrued employee costs	269.3	331.7
Other current liabilities	767.0	823.1

Total current liabilities	5,055.2	4,313.6
Long-term debt, less current portion	2,690.4	3,486.4
Deferred tax liabilities	147.5	212.9
Employee benefit obligation	286.3	333.1
Other non-current liabilities	182.7	153.4

Total non-current liabilities	3,306.9	4,185.8

Total liabilities	8,362.1	8,499.4

Commitments and contingencies (See note 22)
Ordinary shares, no par value (1,158.1 and 1,158.1 shares issued; 1,157.2 and 1,157.4 shares outstanding at June 30, 2018 and 2017, respectively)	—	—
Treasury shares, at cost (0.9 and 0.7 shares at June 30, 2018 and 2017, respectively)	(10.7)	(8.1)
Additional paid-in capital	784.4	802.4
Retained earnings	561.4	501.8
Accumulated other comprehensive loss	(708.5)	(778.1)

Total Amcor Limited shareholders' equity	626.6	518.0
Non-controlling interest	68.8	69.6

Total shareholders' equity	695.4	587.6

Total liabilities and shareholders' equity	$9,057.5	$9,087.0

See accompanying notes to the consolidated financial statements.

AMCO-318

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Consolidated Statements of Changes in Shareholders' Equity

($ in millions)	Ordinary Shares	Treasury Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total Shareholders' Equity
Balance at July 1, 2015	$—	$(36.3)	$1,099.8	$576.4	$(505.9)	$128.9	$1,262.9
Net income (loss)	—	—	—	309.3	—	(4.3)	305.0
Other comprehensive income (loss)	—	—	—	—	(269.7)	(1.8)	(271.5)
Share buy-back/cancellations	—	18.1	(222.2)	—	—	—	(204.1)
Dividends declared	—	—	—	(466.7)	—	(13.6)	(480.3)
Options exercised and shares vested	—	123.6	(88.8)	—	—	—	34.8
Forward contracts entered to purchase own equity to meet share base incentive plans, net of tax	—	—	(41.4)	—	—	—	(41.4)
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	(73.7)	73.7	—	—	—	—
Purchase of treasury shares	—	(53.2)	—	—	—	—	(53.2)
Share-based compensation expense	—	—	24.2	—	—	—	24.2
Change in non-controlling interest	—	—	—	(0.3)	—	(47.6)	(47.9)

Balance at June 30, 2016	—	(21.5)	845.3	418.7	(775.6)	61.6	528.5
Net income	—	—	—	564.0	—	17.0	581.0
Other comprehensive income (loss)	—	—	—	—	(2.5)	—	(2.5)
Dividends declared	—	—	—	(480.7)	—	(8.4)	(489.1)
Options exercised and shares vested	—	97.2	(74.9)	—	—	—	22.3
Forward contracts entered to purchase own equity to meet share base incentive plans, net of tax	—	—	(38.1)	—	—	—	(38.1)
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	(43.6)	43.6	—	—	—	—
Purchase of treasury shares	—	(40.2)	—	—	—	—	(40.2)
Share-based compensation expense	—	—	26.5	—	—	—	26.5
Change in non-controlling interest	—	—	—	(0.2)	—	(0.6)	(0.8)

Balance at June 30, 2017	—	(8.1)	802.4	501.8	(778.1)	69.6	587.6

See accompanying notes to the consolidated financial statements.

AMCO-319

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Consolidated Statements of Changes in Shareholders' Equity (Continued)

($ in millions)	Ordinary Shares	Treasury Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total Shareholders' Equity
Net income	—	—	—	575.2	—	11.4	586.6
Other comprehensive income (loss)	—	—	—	—	69.6	(0.8)	68.8
Dividends declared	—	—	—	(515.6)	—	(11.3)	(526.8)
Options exercised and shares vested	—	75.5	(48.9)	—	—	—	26.6
Forward contracts entered to purchase own equity to meet share base incentive plans, net of tax	—	—	(26.5)	—	—	—	(26.5)
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	(39.0)	39.0	—	—	—	—
Purchase of treasury shares	—	(39.1)	—	—	—	—	(39.1)
Share-based compensation expense	—	—	21.0	—	—	—	18.4
Change in non-controlling interest	—	—	—	—	—	(0.1)	(0.1)

Balance at June 30, 2018	$—	$(10.7)	$784.4	$561.4	$(708.5)	$68.8	$695.4

See accompanying notes to the consolidated financial statements.

AMCO-320

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Consolidated Statements of Cash Flows

	Years Ended June 30,
(in millions)	2018	2017	2016
Cash flows from operating activities
Net income	$586.6	$581.0	$305.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	357.1	374.2	378.9
Net periodic benefit cost	7.7	80.2	11.2
Amortization of debt discount and deferred financing costs	5.1	5.0	5.5
Amortization of deferred gain on sale and leasebacks	(4.4)	(1.9)	(1.7)
Net gain on disposal of property, plant and equipment	(18.2)	(9.8)	(32.4)
Remeasurement gain on purchase of subsidiary	—	(18.6)	—
Equity in (income) loss of affiliated companies	17.5	(14.1)	(16.8)
Net foreign exchange (gain) loss	85.9	(35.3)	137.7
Share-based compensation	21.0	26.5	24.2
Other, net	0.4	(5.1)	(35.0)
Loss on deconsolidation of Venezuelan subsidiaries	—	—	271.7
Deferred income taxes, net	(73.5)	(29.1)	(11.1)
Dividends received from affiliated companies	8.7	6.9	19.6
Changes in operating assets and liabilities, excluding effect of acquisitions and currency:
(Increase) decrease in trade receivables	0.7	(13.2)	(187.9)
(Increase) decrease in inventories	(95.0)	(48.1)	(112.1)
(Increase) decrease in prepaid expenses and other current assets	(10.0)	(21.4)	(7.0)
Increase (decrease) in trade payables	137.0	137.5	34.8
Increase (decrease) in other current liabilities	(68.2)	(22.3)	114.1
Increase (decrease) in accrued employee costs	(53.9)	(5.1)	144.5
Increase (decrease) in employee benefit obligations	(36.4)	(68.5)	(39.3)
Other, net	3.3	(9.9)	2.9

Net cash provided by operating activities	871.4	908.9	1,006.8

Cash flows from investing activities
(Issuance)/repayment of loans to/from affiliated companies	(0.7)	—	2.3
Investments in affiliated companies	(13.2)	—	(15.1)
Business acquisitions, net of cash acquired	—	(335.6)	(483.0)
Purchase of property, plant and equipment and other intangible assets	(365.0)	(379.3)	(346.7)
Proceeds from sale of affiliated companies and subsidiaries	—	—	1.5
Cash impact from Venezuela deconsolidation	—	—	(184.2)
Proceeds from sales of property, plant and equipment and other intangible assets	137.0	82.9	30.4

Net cash flows used in investing activities	(241.9)	(632.0)	(994.8)

Cash flows from financing activities
Proceeds from issuance of shares	28.1	23.8	39.5
Settlement of forward contracts	(39.0)	(43.6)	(73.7)
Share buy-back	—	—	(222.2)
Purchase of treasury shares	(35.7)	(40.2)	(53.2)
Purchase of non-controlling interest	(0.1)	(0.6)	—
Proceeds from issuance of long-term debt	4,538.9	3,959.5	5,701.3
Repayment of long-term debt	(4,660.0)	(3,745.1)	(5,036.2)
Net borrowing/(repayment) of short-term debt	155.4	114.0	108.4
Repayment of lease liabilities	(3.5)	(1.7)	(2.0)
Dividends paid	(526.8)	(489.1)	(480.4)

Net cash flows provided by (used in) financing activities	(542.7)	(223.0)	(18.5)

Effect of exchange rates on cash, cash equivalents and restricted cash	(27.5)	(8.1)	(182.7)

Net increase (decrease) in cash, cash equivalents and restricted cash	59.3	45.8	(189.2)
Cash, cash equivalents and restricted cash at the beginning of the year	561.5	515.7	704.9

Cash and cash equivalents at the end of the year	$620.8	$561.5	$515.7

Supplemental cash flow information
Interest paid, net of amounts capitalized	$209.4	$188.0	$183.9
Income tax paid	$149.7	$160.2	$170.3

See accompanying notes to the consolidated financial statements.

AMCO-321

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation

        Amcor Limited ("Amcor" or the "Company") is a global packaging company that employs over 33,000 people across 195 sites in more than 40 countries. The Company develops and produces a broad range of packaging products including flexible packaging, rigid containers, specialty cartons and closures.

        The consolidated financial statements include the accounts of Amcor Limited, its consolidated subsidiaries and variable interest entities in which the Company is considered to be the primary beneficiary. Equity investments in which the Company exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method of accounting. Non-public investments in which the Company neither exercises significant influence over the investee, nor is the primary beneficiary of the investment, are accounted for using the cost method of accounting. All intercompany transactions and accounts have been eliminated in consolidation.

2. Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on historical experience and various assumptions believed to be reasonable under the circumstances. Management evaluates these estimates on an ongoing basis and adjusts or revises the estimates as circumstances change. As future events and their impacts cannot be determined with precision, actual results may differ from these estimates. In the opinion of management, the consolidated financial statements reflect all adjustments necessary to fairly present the results of the periods presented.

Foreign Currency Matters

        The reporting currency of the Company is the U.S. dollar. The functional currency of the Company's subsidiaries is generally the local currency of such entity. Transactions in currencies other than the functional currency of the entity are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the entity's functional currency are remeasured at the exchange rate as of the balance sheet date to the entity's functional currency. Foreign currency transaction gains and losses related to short-term and long-term debt are recorded in other non-operating income (loss), net in the consolidated income statements. The Company recorded such foreign currency transaction net gains (losses) of $(82.7) million, $40.7 million and $14.0 million during the years ended June 30, 2018, 2017 and 2016, respectively. All other foreign currency transaction gains and losses are recorded in other income, net in the consolidated income statements. These foreign currency transaction net gains (losses) amounted to $1.0 million, $1.0 million and $(2.7) million during the years ended June 30, 2018, 2017 and 2016, respectively.

        Upon consolidation, the results of operations of subsidiaries whose functional currency is other than the reporting currency of the Company are translated using average exchange rates in effect during each year. Assets and liabilities of operations with a functional currency other than the U.S. dollar are translated at the exchange rate as of the balance sheet date, while equity balances are

AMCO-322

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

translated at historical rates. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of shareholders' equity.

Concentration of Credit Risk

        A significant portion of the Company's revenue and net income is derived from international sales. Changes in local regulatory or economic conditions could adversely affect operating results.

        Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Management's assessment of the Company's credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy. The Company limits its exposure to credit loss by placing its cash with major financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The credit risk in trade receivables is substantially mitigated by the Company's credit evaluation process and periodic evaluation of the collectability of trade receivables. The Company does not obtain rights to collateral to reduce its credit risk.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, short-term deposits and highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of those instruments.

Trade Receivables, Net

        Trade accounts receivable, net, are stated at the amount the Company expects to collect, which is net of an allowance for sales returns and the estimated losses resulting from the inability of its customers to make required payments. When determining the collectability of specific customer accounts, a number of factors are evaluated, including: customer creditworthiness, past transaction history with the customer and changes in customer payment terms or practices. In addition, overall historical collection experience, current economic industry trends and a review of the current status of trade accounts receivable are considered when determining the required allowance for doubtful accounts. The Company has an allowance for doubtful accounts of $16.9 million and $20.9 million recorded at June 30, 2018 and 2017 in trade receivables, net, on the consolidated balance sheets. The current year expense to adjust the allowance for doubtful accounts is recorded within general and administrative expenses in the consolidated income statements.

        The Company enters into factoring arrangements from time to time to sell trade receivables to third-party financial institutions. Sales of receivables are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 860, Transfers and Servicing ("ASC 860"). Agreements which result in true sales of the transferred receivables, as defined in ASC 860, which occur when receivables are transferred without recourse to the Company, are reflected as a reduction of trade receivables, net on the consolidated balance sheets and the proceeds are included in the cash flows from operating activities in the consolidated statements of cash flows. Agreements that allow the Company to maintain effective control over the transferred receivables and which do not qualify as a true sale, as defined in ASC 860, are accounted for as

AMCO-323

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

secured borrowings and recorded in the consolidated balance sheets within trade receivables, net and short-term debt. The expenses associated with receivables factoring are recorded in the consolidated income statements within interest expense. For the years presented, none of the factoring arrangements the Company entered into qualified as true sales and thus were accounted for as secured borrowings. As of June 30, 2018 and 2017, amounts factored recorded under trade receivables, net were $335.6 million and $274.1 million, respectively.

Inventories

        Inventories are stated at the lower of cost or net realizable value using either the first-in, first-out (FIFO) cost method of accounting or the average cost method. Inventory cost is calculated for each inventory component taking into consideration the appropriate cost factors, including direct materials, labor, fixed and variable production overhead, material price volatility and production levels. Inventories are summarized as follows:

	June 30,
($ in millions)	2018	2017
Raw materials and supplies	$640.8	$645.6
Work in process	200.9	176.5
Finished goods	573.0	547.0
Less: inventory reserves	(55.9)	(63.6)

Total inventories	$1,358.8	$1,305.5

Equity Method Investments

        Investments in ordinary shares of companies, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method of accounting. Under this method, the investment is carried at cost and is adjusted to recognize the investor's share of earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever it is determined that a decline in the fair value below the cost basis is other than temporary.

Property, Plant and Equipment, Net

        Property, plant and equipment ("PP&E"), net is carried at cost less accumulated depreciation and impairment and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction period. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

        PP&E is depreciated using the straight-line method over the estimated useful lives of assets or, in the case of leasehold improvements and leased assets, over the period of the lease or useful life of the

AMCO-324

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

asset, whichever is shorter, as described below. The Company periodically reviews these estimated useful lives and, when appropriate, changes are made prospectively.

Leasehold land	Over lease term
Land improvements	Shorter of lease term or 20 - 33 years
Buildings	14 - 40 years
Plant and equipment	3 - 25 years
Capital leases	Shorter of lease term or 5 - 25 years

Goodwill

        Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill is allocated to the reporting units at the time of each acquisition based on the relative fair values of the reporting units. Goodwill is not amortized, but instead tested for impairment annually in the fourth quarter, or whenever events and circumstances indicate an impairment may have occurred. Among the factors that could trigger an impairment review are a reporting unit's operating results significantly declining relative to its operating plan or historical performance, and competitive pressures and changes in the general markets in which it operates. In assessing goodwill for impairment, the Company may first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

        Based on the accounting guidance applicable prior to the year ended June 30, 2017, if the carrying value of a reporting unit exceeded its fair value, the Company completed a second step to determine the amount of the goodwill impairment loss, if any, to be recognized. In the second step, the Company estimated an implied fair value of the reporting unit's goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The impairment loss would be equal to the excess of the carrying value of the goodwill over the implied fair value of that goodwill. As a result of adopting Accounting Standards Update ("ASU") 2017-04, Simplifying the Test for Goodwill Impairment, in fiscal year ended June 30, 2017, if the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment loss equal to the difference between the carrying value and estimated fair value of the reporting unit, adjusted for any tax impact.

        The Company tested goodwill for impairment in all periods presented and concluded that the fair value of its reporting units exceeded their carrying amounts at each reporting date. Thus, the Company concluded that goodwill was not impaired as of June 30, 2018, 2017 or 2016.

Other Intangible Assets, Net

        Definite-lived intangible assets are carried at cost less accumulated amortization and impairment. Definite-lived intangibles are amortized on a straight-line basis over their estimated useful lives. The

AMCO-325

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Company periodically reviews these estimated useful lives and, when appropriate, changes are made prospectively.

Customer relationships	10 - 20 years
Computer software	3 - 10 years
Other	1 - 10 years

        Definite-lived intangible assets are tested for impairment when facts and circumstances indicate the carrying value may not be recoverable from their undiscounted cash flows. If impaired, the assets are written down to fair value based on either discounted cash flows or appraised values.

Impairment of Long-lived Assets

        The Company reviews long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, for impairment when facts or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as applicable.

        Impairment losses are summarized as follows:

	Years Ended June 30,
($ in millions)	2018	2017	2016
PP&E	$4.4	$20.8	$25.4
Other intangible assets	—	1.6	2.5

Total impairment losses	$4.4	$22.4	$27.9

        Impairment losses recognized in the consolidated income statements were as follows:

	Years Ended June 30,
($ in millions)	2018	2017	2016
General and administrative expenses	$0.4	$—	$16.8
Restructuring related costs	4.0	22.4	11.1

Total impairment losses	$4.4	$22.4	$27.9

Financial Instruments

        The Company recognizes all derivative instruments on the balance sheet at fair value. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Derivatives not designated as hedging instruments are adjusted to fair value through income. Depending on the nature of derivatives designated as hedging instruments, changes in the fair value are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in shareholders' equity through other comprehensive

AMCO-326

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

income until the hedged item is recognized. Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

Employee Benefit Plans

        Amcor sponsors various defined contribution plans to which it makes contributions on behalf of employees. The expense under such plans was $39.8 million, $39.9 million and $39.8 million for the years ended June 30, 2018, 2017 and 2016, respectively.

        The Company sponsors a number of defined benefit plans that provide benefits to current and former employees. For the company-sponsored plans, the relevant accounting guidance requires that management make certain assumptions relating to the long-term rate of return on plan assets, discount rates used to determine the present value of future obligations and expenses, salary inflation rates, mortality rates and other assumptions. The Company believes that the accounting estimates related to its pension plans are critical accounting estimates because they are highly susceptible to change from period to period based on the performance of plan assets, actuarial valuations, market conditions and contracted benefit changes. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation, as well as independent studies of trends performed by the Company's actuaries. However, actual results may differ substantially from the estimates that were based on the critical assumptions.

        The Company recognizes the funded status of each defined benefit pension plan in the consolidated balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Pension plan liabilities are revalued annually, or when an event occurs that requires remeasurement, based on updated assumptions and information about the individuals covered by the plan. Accumulated actuarial gains and losses in excess of a 10 percent corridor and the prior service cost are amortized on a straight-line basis from the date recognized over the average remaining service period of active participants or over the average life expectancy for plans with significant inactive participants. The service costs related to defined benefits are included in operating income. The other components of net benefit cost are presented in the consolidated income statements separately from the service cost component and outside operating income.

Asset Retirement Obligations

        The Company accounts for its asset retirement obligations related predominantly to underground storage tanks and certain leasehold improvements under ASC 410, Asset Retirement and Environmental Obligations, which requires recognition of legal obligations associated with the retirement of long-lived assets. These legal obligations are recognized at fair value at the time that the obligations are incurred. When the Company records the liability, it capitalizes the cost by increasing the carrying amount of the related long-lived asset, which is amortized as an expense over the useful life of the asset.

Contingencies

        The Company is subject to various legal proceedings and claims, including those that arise in the ordinary course of business. The Company records loss contingencies when it determines that the outcome of the future event is probable of occurring and the amount of the loss can be reasonably estimated. Gain contingencies are recognized in the financial statements when they are realized.

AMCO-327

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        The determination of a reserve for a loss contingency is based on management's judgment of probability and estimates with respect to the likelihood of an outcome and valuation of the future event. Liabilities are recorded or adjusted when events or circumstances cause these judgments or estimates to change. In assessing whether a loss is probable, the Company may consider the following factors, among others: the nature of the litigation, claim or assessment; available information, opinions or views of legal counsel and other advisors and the experience gained from similar cases by the Company and others. The Company provides disclosures for material contingencies when there is a reasonable possibility that a loss or an additional loss may be incurred. Actual amounts realized upon settlement of contingencies may be different than amounts recorded and disclosed and could have a significant impact on the Company's consolidated financial statements.

Income Taxes

        The Company uses the asset and liability method to account for income taxes. Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

        Deferred tax assets, including operating loss, capital loss and tax credit carryforwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. In addition, from time to time, management must assess the need to accrue or disclose uncertain tax positions for proposed adjustments from various tax authorities who regularly audit the Company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions. The accounting guidance, ASC Topic 740, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company records the related interest expense and penalties, if any, as tax expense in the tax provision.

Revenue Recognition

        Revenue is recognized from product sales when the four basic criteria of revenue recognition are met: when persuasive evidence of an arrangement exists, title and risk of ownership have been transferred to the customer, the sales price is fixed or determinable and collectability is reasonably assured. Depending on the specific customer arrangement in place, these conditions are typically fulfilled when the product is shipped, delivered or accepted by the customer. Provisions for discounts and rebates to customers and other adjustments are estimated and provided for in the period that the related sales are recorded. Discounts for early payment and customer rebates are accrued using sales data and rebate percentages specific to each customer agreement. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Shipping and handling costs, such as freight to the Company's customers' destinations, are included in the cost of sales in the consolidated income statements. When shipping and handling costs are included in the sales price charged to customers, they are recognized in net sales.

AMCO-328

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Restructuring Related Costs

        Restructuring liabilities are recognized at fair value when the liability is incurred. The Company records provisions for severance when probable and estimable and the Company has committed to the restructuring plan. It estimates its restructuring liabilities by accumulating detailed estimates of costs and assets sale proceeds, if any, for each restructuring plan. This includes the estimated costs of employee severance, pension and related benefits, impairment of property and equipment and other assets, including estimates of net realizable value, accelerated depreciation, termination payments for contracts and leases, contractual obligations and any other qualifying costs related to the restructuring plan. These estimated costs are grouped by specific projects within the overall plan and are then monitored on a monthly basis. Such charges represent management's best estimates, but require assumptions about the plans that may change over time. Changes in estimates for individual locations and other matters are evaluated periodically to determine if a change in estimate is required for the overall restructuring plan. Subsequent changes to the original estimates are included in current earnings and are recorded under restructuring related costs.

Research and Development

        Research and development costs are expensed as incurred in connection with the Company's programs for the development of products and processes. Costs incurred in connection with these programs are included in research and development in the consolidated income statements.

        Costs incurred to develop software programs to be used solely to meet the Company's internal needs have been capitalized as computer software within other intangible assets.

Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

        Fair value disclosures are classified based on the fair value hierarchy:

  •
  Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  •
  Level 2—Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

  •
  Level 3—Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Share-Based Compensation

        Amcor has a variety of equity incentive plans. For employee awards with a service or market condition, compensation expense is recognized over the vesting period on a straight-line basis using the grant date fair value of the award and the estimated number of awards that are expected to vest. For

AMCO-329

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

awards with a performance condition, the Company must reassess the probability of vesting at each reporting period and adjust compensation cost based on its probability assessment.

        The Company also has cash-settled share-based compensation plans which are accounted for as liabilities. Such share-based awards are remeasured to fair value at each reporting period.

        The Company estimates forfeitures based on employee level, economic conditions, time remaining to vest and historical forfeiture experience.

Business Combinations

        The Company uses the acquisition method of accounting, which requires separate recognition of assets acquired and liabilities assumed from goodwill, at the acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the fair value of any non-controlling interests in the acquiree over the net of the acquisition date fair values of the assets acquired and liabilities assumed. During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated income statements.

Leases

        The Company assesses lease classification as either capital or operating at lease inception or upon modification. For purposes of determining straight-line rent expense, the lease term is calculated from the date of possession of the facility or asset, including any rent-free periods and any renewal options that are reasonably assured of being exercised.

Sale-Leaseback Transactions

        Gains and losses on sale-leaseback transactions are generally deferred and amortized over the lease term when the Company leases back more than a minor portion of the asset sold.

Segment Reporting

        Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Global Management Team ("GMT"). The GMT reviews financial information presented on an operating segment level for evaluating financial performance and allocating resources. Operating segments are organized along the Company's product lines and geographical areas and consist of the following: Flexibles Europe, Middle East and Africa; Flexibles America; Flexibles Asia Pacific and Specialty Cartons, and Rigid Plastics. The four Flexibles operating segments (Flexibles Europe, Middle East and Africa; Flexibles America; Flexibles Asia Pacific and Specialty Cartons) have been aggregated in the Flexibles reporting segment as they exhibit similar economic characteristics as they are in the business of printing and flexible packaging of fast moving consumer products.

AMCO-330

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Impact of Inflation and Currency Fluctuation—Venezuela

        Prior to June 30, 2016, the Company included the results of its Venezuelan subsidiaries in its consolidated financial statements using the consolidation method of accounting. The financial position and results of operations of the Company's Venezuelan subsidiaries, were reported under highly inflationary accounting, with the U.S. dollar as the functional currency.

        Effective June 30, 2016, Venezuelan exchange control regulations resulted in an other-than-temporary lack of exchangeability between the Venezuelan bolivar and U.S. dollar and restricted the Venezuelan subsidiaries' ability to pay dividends and obligations denominated in U.S. dollars. These exchange regulations, combined with other Venezuelan regulations, constrained parts availability and significantly limited the Venezuelan subsidiaries' ability to maintain normal production. As a result of these conditions and in accordance with ASC 810, Consolidation, the Company began reporting the results of its Venezuelan subsidiaries using the cost method of accounting. This change resulted in a one-time pre-tax charge of $271.7 million which is disclosed under loss on deconsolidation of Venezuelan subsidiaries in the consolidated income statements.

3. Accounting Pronouncements Not Yet Adopted

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements and is codified in ASC 606. This guidance is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer for one year the effective date of the new revenue standard. The guidance is effective for the Company beginning on July 1, 2018.

        The Company adopted the new revenue guidance as of July 1, 2018 using the modified retrospective application method. In preparation for adoption of the new guidance, the Company reviewed an extensive sample of contracts with customers across all its businesses and the various types of arrangements to identify changes in timing of revenue recognition, measurement of the amount of revenue and additional disclosures required. As a result of this assessment, the Company identified the following:

  •
  While Amcor and its customers often enter into umbrella arrangements that can cover several years and different regions or products, it is only the individual purchase orders that trigger an actual performance obligation for Amcor. Although the terms and conditions of the overarching umbrella arrangements are still taken into account when determining the appropriate accounting treatment, the individual purchase orders are seen as the actual contracts with customers.

  •
  Amcor provides packaging materials to its customers based on contracts that may contain several elements but for the vast majority of contracts, these elements represent only one single performance obligation for which revenue is recognized at the point in time when the customer obtains control over the packaging goods. This is not materially different from revenue recognition under the current guidance and, upon adoption, there was no material impact related to such arrangements. The number of arrangements where multiple performance obligations are covered in one single contract is limited and the aggregated impact from applying the new standard on these contracts was therefore considered immaterial to the Company.

AMCO-331

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

3. Accounting Pronouncements Not Yet Adopted (Continued)

  •
  There are arrangements where, in agreement with the customer, Amcor produces goods well in advance of delivery. Typically, control over these goods will remain with Amcor until shipment or when the customer takes physical possession of the goods and the right to payment arises only at the point in time when control over the goods is transferred to the customer. This is not materially different from revenue recognition under the current accounting guidance. Although, there are exceptions to this (e.g., bill-and-hold arrangements), these are limited and accounting for bill-and-hold arrangements is also not deemed to be materially different under the new guidance.

  •
  The Company also has service (e.g., design services) and licensing arrangements in place where revenue is recognized over time. As these revenue streams make up less than 0.1% of the Company's total revenue, the impact of ASC 606 on these arrangements is immaterial to the Company.

  •
  Amcor's pricing structure is usually such that the customers receive volume-dependent rebates. Sales rebates and other incentive payments are typically awarded upon achievement of certain performance metrics, including volume. The Company utilizes forecasted sales data and rebate percentages specific to each customer agreement and updates its judgment of the amounts to which the customer is entitled each period. The Company presents its revenue net of such expected rebates under the current standard and continues to do so under ASC 606. As such, the impact of the new standard was immaterial.

  •
  Under the new guidance, disclosure requirements for revenue have been extended and the Company is required to disclose material contract assets and liabilities. These include customer receivables where the right to payment is dependent on the completion of further performance obligations (contract assets) and deferred revenue where the customers have paid Amcor before the related performance obligations were satisfied (contract liabilities). While these balances are not material, the Company already recognizes such assets and liabilities in its consolidated balance sheets under the current guidance. However, systems and processes have now been updated to separately identify and disclose contract assets and contract liabilities as required by ASC 606.

        The adoption of the new revenue recognition guidance will not have a material impact on the Company's consolidated financial statements, with the exception of expanded disclosure requirements.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU provides guidance on the classification and measurement of financial assets and liabilities (equity securities and financial liabilities) under the fair value option and the presentation and disclosure requirements for financial instruments. The guidance modifies how entities measure equity investments and present changes in the fair value of financial liabilities. Under the new guidance, entities will have to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any related changes in fair value in net income unless the investments qualify for the new practicality exception. An exception will apply to those equity investments that do not have a readily determinable fair value and do not qualify for the practical expedient to estimate fair value under the guidance and, as such, these investments may be measured at cost. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This guidance was effective for the Company on

AMCO-332

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

3. Accounting Pronouncements Not Yet Adopted (Continued)

July 1, 2018 and it will not have a significant impact on the Company's consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-01, "Business Combinations: Clarifying the Definition of a Business." This ASU clarifies the definition of a business by adding a framework to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. In order to be considered a business under the new guidance, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Public business entities should apply the amendments in this update to annual periods beginning after December 15, 2017, including interim periods within those periods. The amendments in this update should be applied prospectively on or after the effective date. The guidance was effective for the Company on July 1, 2018. The Company will follow the new guidance to assess future business combinations.

        In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation: Scope of Modification Accounting. This ASU provides clarity and reduces diversity in practice, cost and complexity when applying existing accounting guidance for modifications to the terms or conditions of a share-based payment award. The amendments specify that all changes to the terms and conditions of a share-based payment award will require an entity to apply modification accounting, unless all of the following are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified, (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments in ASU 2017-09 are effective for annual periods and interim periods within those annual periods, beginning after December 15, 2017, for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. The new guidance is to be applied prospectively to awards modified on or after the adoption date. This guidance was effective for the Company on July 1, 2018. The Company will follow the new guidance for any modifications that occur after July 1, 2018, and may be adopted without adjusting the comparative periods presented.

        In February 2016, the FASB issued ASU 2016-02, Leases. This ASU will require a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. The guidance also requires a lessee to recognize a single lease cost, calculated so the cost of the lease is allocated over the lease term, generally on a straight-line basis. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2018 and interim periods within those annual periods. Early adoption is permitted for all entities. In July 2018, the FASB issued ASU 2018-11, which provides an additional transition method to adopt ASU 2016-02. Under the new transition method, an entity initially applies the new leases standard at the adoption date versus at the beginning of the earliest period presented and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company expects to elect this transition method at the adoption date of July 1, 2019.

        The Company reviewed the details of approximately 3,000 lease contracts. This assessment showed that more than 90% of the value of lease assets relates to approximately 160 property leases, with the remaining 10% of the value relating to information technology, vehicle and equipment leases. The

AMCO-333

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

3. Accounting Pronouncements Not Yet Adopted (Continued)

impact of applying ASC 842 will depend on the structure of the Company's portfolio of leased assets at the time of adoption and discount rates applicable at that time. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements and it is expected that a material amount of lease assets and liabilities will be recorded on its consolidated balance sheet.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities, which simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. For public business entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This guidance will be effective for the Company on July 1, 2019 using the modified respective approach, with the exception of presentation and disclosure guidance which will be adopted prospectively. The Company does not expect the standard to have a material impact on its consolidated financial statements.

        In February 2018, the FASB issued ASU 2018-02, Income Statement— Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU requires the Company to disclose a description of the Company's accounting policy for releasing income tax effects from accumulated other comprehensive income and whether the Company elects to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act ("The Act"), along with information about other income tax effects that are reclassified. For all entities, the guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for periods for which financial statements have not yet been issued. Entities can choose whether to apply the amendments retrospectively to each period in which the effect of the Act is recognized or to apply the amendments in the period of adoption. This guidance will be effective for the Company on July 1, 2019. The Company does not expect the standard to have a material impact on its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments— Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU requires financial assets or a group of financial assets measured at amortized cost basis to be presented at the net amount expected to be collected when finalized. The allowance for credit losses is a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. This guidance affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance will be effective for the Company on July 1, 2020 and will be adopted using the modified retrospective approach. The Company is currently assessing the impact that the adoption of this new guidance will have on its consolidated financial statements.

AMCO-334

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

4. Reporting Segment Information

        The Company's business is organized and presented in the two reportable segments outlined below:

        Flexibles:    Consists of operations that manufacture flexible and film packaging in the food and beverage, medical and pharmaceutical, fresh produce, snack food, personal care and other industries.

        Rigid Plastics:    Consists of operations that manufacture rigid plastic containers for a broad range of predominantly beverage and food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care item and plastic caps for a wide variety of applications.

        Other consists of the Company's equity method investments, undistributed corporate expenses, intercompany eliminations and other business activities.

        The Company's chief operating decision maker, the GMT, evaluates performance and allocates resources based on Adjusted operating income. The Company defines adjusted operating income as operating income adjusted to eliminate the impact of certain items that the Company does not consider indicative of its ongoing operating performance and to include equity in income (loss) of affiliated companies. The GMT consists of the Managing Director and Chief Executive Officer and his direct reports and provides strategic direction and management oversight of the day to day activities of the Company.

        The accounting policies of the reportable segments are the same as those in the consolidated financial statements and are discussed in note 2. The Company also has investments in operations in AMVIG that are accounted for under the equity method of accounting and, accordingly, those results are not included in segment net sales.

        The tables below present information about reportable segments:

	Year Ended June 30, 2018
($ in millions)	Flexibles	Rigid Plastics	Other	Total
Net sales	$6,531.6	$2,787.5	$—	$9,319.1
Intersegment sales	3.0	—	—	3.0

Net sales including intersegment sales	$6,534.6	$2,787.5	$—	$9,322.1

Operating income (loss)	$781.4	$298.1	$(85.6)	$993.9
Flexibles restructuring costs	14.4	—	—	14.4
Equity in income (loss) of affiliated companies	—	—	(17.5)	(17.5)
Impairment of investments in affiliated companies	—	—	36.5	36.5

Adjusted operating income (loss)	$795.8	$298.1	$(66.6)	$1,027.3
Capital expenditures for the acquisition of long-lived assets	$224.2	$138.9	$9.0	$372.1
Total assets	$5,554.9	$2,817.7	$684.9 (1)	$9,057.5

(1)
Other assets principally consists of the Company's equity method investments, intercompany eliminations, and cash and cash equivalents. The Company utilizes a cash pooling arrangement. The Company treats all cash and cash equivalents, including the net cash position in the cash pooling arrangement, as corporate assets.

AMCO-335

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

4. Reporting Segment Information (Continued)

	Year Ended June 30, 2017
($ in millions)	Flexibles	Rigid Plastics	Other	Total
Net sales	$6,224.3	$2,876.7	$—	$9,101.0
Intersegment sales	2.2	—	—	2.2

Net sales including intersegment sales	$6,226.5	$2,876.7	$—	$9,103.2

Operating income (loss)	$647.2	$338.5	$(69.6)	$916.1
Flexibles restructuring costs	135.4	—	—	135.4
Equity in income (loss) of affiliated companies	—	—	14.1	14.1

Adjusted operating income (loss)	$782.6	$338.5	$(55.5)	$1,065.6

Capital expenditures for the acquisition of long-lived assets	$219.4	$157.6	$2.2	$379.2
Total assets	$5,581.2	$2,895.4	$610.4 (1)	$9,087.0

(1)
Other assets principally consists of the Company's equity method investments, intercompany eliminations, and cash and cash equivalents. The Company utilizes a cash pooling arrangement. The Company treats all cash and cash equivalents, including the net cash position in the cash pooling arrangement, as corporate assets.

	Year Ended June 30, 2016
($ in millions)	Flexibles	Rigid Plastics	Other	Total
Net sales	$6,064.0	$3,357.3	$—	$9,421.3
Intersegment sales	1.9	—	—	1.9

Net sales including intersegment sales	$6,065.9	$3,357.3	$—	$9,423.2

Operating income (loss)	$675.3	$(35.4)	$(50.8)	$589.1
Flexibles restructuring costs	81.0	—	—	81.0
Loss on deconsolidation of Venezuelan subsidiaries	—	271.7	—	271.7
Loss on highly inflationary accounting of Venezuelan subsidiaries(1)	—	105.3	—	105.3
Equity in income (loss) of affiliated companies	—	—	16.8	16.8

Adjusted operating income (loss)	$756.3	$341.6	$(34.0)	$1,063.9

Capital expenditures for the acquisition of long-lived assets	$215.2	$125.0	$8.7	$348.9

(1)
The loss on highly inflationary accounting of Venezuelan subsidiaries is primarily related to the change in exchange rate between the Venezuelan bolivar and the U.S. dollar from 6.30 Venezuelan bolivars per U.S. dollar to 13.5 Venezuelan bolivars per U.S. dollar.

        One customer accounted for approximately 11.0%, 11.7% and 12.1% of net sales under multiple separate contractual agreements for the years ended June 30, 2018, 2017 and 2016, respectively. The Company sells to this customer in both the Rigid Plastics and the Flexibles segments. The Company had no other customers that accounted for more than 10% of net sales in each of the years presented.

AMCO-336

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

4. Reporting Segment Information (Continued)

        Sales by major product were:

		Years Ended June 30,
($ in millions)	Segment	2018	2017	2016
Films and other flexible products	Flexibles	$5,286.6	$4,967.1	$4,697.9
Specialty flexible folding cartons	Flexibles	1,245.0	1,257.2	1,366.1
Containers, preforms and closures	Rigid Plastics	2,787.5	2,876.7	3,357.3

Net sales		$9,319.1	$9,101.0	$9,421.3

        The following table provides net sales and long-lived asset information for the major countries in which the Company operates. Long-lived assets include property, plant and equipment, net of accumulated depreciation and impairments.

	Years Ended June 30,
($ in millions)	2018	2017	2016
Net sales by country(1)
United States of America	$2,889.6	$2,976.6	$2,865.5
Other countries(2)	6,429.5	6,124.4	6,555.8

Total	$9,319.1	$9,101.0	$9,421.3

	June 30,
($ in millions)	2018	2017
Long-lived assets by country
United States of America	$781.8	$814.8
Other countries(3)	1,916.7	1,948.6

Total	$2,698.5	$2,763.4

(1)
Net sales were attributed to individual countries based on the location of Amcor businesses.

(2)
Net sales in Australia (Amcor's country of domicile) were $332.7 million, $335.6 million, and $333.4 million for the years ended June 30, 2018, 2017 and 2016, respectively. No individual country represented more than 10% of the respective totals.

(3)
Long-lived assets in Australia (Amcor's country of domicile) were $70.1 million and $72.6 million as of June 30, 2018 and 2017, respectively. No individual country represented more than 10% of the respective totals.

AMCO-337

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

5. Acquisitions

Year ended June 30, 2017

Sonoco's Blow Molding Operations

        On November 8, 2016, the Company acquired the North American rigid plastics blow molding operations of Sonoco Products Company ("Sonoco"), a global packaging company based in the United States, for the purchase price of $271.7 million in cash.

        The Company acquired six production sites in the United States and one in Canada and customer relationships. The acquisition allowed the Company to expand its operations in the personal care and specialty food market.

        The acquisition of Sonoco's blow molding operations was accounted for as a business combination in accordance with ASC 805, Business Combinations, which required allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed in the transaction. The following is a summary of the final allocation of the purchase price:

($ in millions)
Trade receivables	35.8
Inventories	13.5
Property, plant and equipment	45.7
Deferred tax assets	1.9
Other intangible assets	11.5

Total identifiable assets acquired	108.4
Trade payables	19.4
Other current liabilities	4.4
Deferred tax liabilities	1.9
Other non-current liabilities	4.0

Total liabilities assumed	29.7

Net identifiable assets acquired	78.7

Goodwill	193.0

Net assets acquired	$271.7

        The following table details the identifiable intangible assets acquired, their fair values and estimated useful lives:

($ in millions)	Fair Value	Weighted-Average Estimated Useful Life (in years)
Customer relationships	$11.5	12

Total other intangible assets	$11.5

        The allocation of the purchase price resulted in $193.0 million of goodwill for the Rigid Plastics segment, which is not tax deductible. The goodwill on acquisition is primarily attributable to expected synergies available to the consolidated entity upon the integration of the businesses into the Company,

AMCO-338

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

5. Acquisitions (Continued)

as well as benefits derived from the acquired workforce and other intangible assets that cannot be separately recognized.

        The fair value measurement of tangible and intangible assets and liabilities were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

        Pro forma results of operations have not been presented because they are not material to the consolidated income statements.

Discma

        On June 16, 2017, the Company acquired the remaining 50% ownership interest in Discma AG ("Discma") for a total consideration of $25.1 million (CHF 24.4 million), with $10.3 million (CHF 10.0 million) payable upon close and $14.8 million (CHF 14.4 million) deferred and contingent on future cash flows. Prior to this acquisition, the fair value of the Company's equity interest in Discma was $22.0 million (CHF 21.4 million), resulting in a remeasurement gain of $18.6 million (CHF 18.1 million), which was recorded in other income, net in the consolidated income statement for the year ended June 30, 2017. The fair value of the equity interest in Discma was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy.

Year ended June 30, 2016

Alusa
        On June 1, 2016, the Company acquired 100% voting interests in Alusa, a flexible packaging business in South America, for the purchase price of $335.8 million in cash. Additionally, the Company assumed Alusa's debt of $103.5 million.

        The Company acquired four plants in Chile, Peru, Colombia and Argentina and a broad range of capabilities, including film extrusion, flexographic and gravure printing and lamination and customer relationships. The acquisition allowed the Company to expand its operations in the supply of flexible packaging for food, personal care and pet food applications.

        The acquisition of Alusa was accounted for as a business combination in accordance with ASC 805, which required allocation of the purchase price to the estimated fair values of assets acquired and

AMCO-339

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

5. Acquisitions (Continued)

liabilities assumed in the transaction. The following is a summary of the final allocation of the purchase price:

($ in millions)
Cash and cash equivalents	$9.3
Trade receivables	95.0
Inventories	50.4
Prepaid expenses and other current assets	6.7
Property, plant and equipment	167.7
Deferred tax assets	10.7
Other intangible assets	25.7
Other non-current assets	2.7

Total identifiable assets acquired	368.2
Current portion of long-term debt	66.6
Trade payables	65.0
Accrued employee costs	4.7
Other current liabilities	1.8
Long-term debt, less current portion	36.9
Deferred tax liabilities	19.9
Employee benefit obligation	3.1
Other non-current liabilities	15.1

Total liabilities assumed	213.1

Net identifiable assets acquired	155.1

Goodwill	180.7

Net assets acquired	$335.8

        The following table details the identifiable intangible assets acquired, their fair values and estimated useful lives:

($ in millions)	Fair Value	Weighted-Average Estimated Useful Life (in years)
Customer relationships	23.5	12
Other	2.2	5

Total other intangible assets	$25.7

        The allocation of the purchase price resulted in $180.7 million of goodwill for the Flexibles segment, which is not tax deductible. The goodwill on acquisition is primarily attributable to expected synergies available to the consolidated entity upon the integration of the businesses into the Company, as well as benefits derived from the acquired workforce and other intangible assets that cannot be separately recognized.

        The fair value measurement of tangible and intangible assets and liabilities were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair

AMCO-340

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

5. Acquisitions (Continued)

value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

        Pro forma results of operations have not been presented because they are not material to the consolidated income statements.

Individually immaterial acquisitions

Plastic Moulders Limited

        On May 12, 2016, the Company acquired 100% of Plastic Moulders Limited, a rigid plastics business that manufactures containers and closures for the food and home / personal care markets in North America for $34.4 million (CAD 43.5 million). The Company acquired a plant in Toronto, customer relationships and new technologies including precision injection molding and in-mold labelling. The acquisition generated synergies in terms of procurement, manufacturing costs and overhead.

Deluxe Packages

        On December 31, 2015, the Company acquired Deluxe Packages, a privately owned flexibles packaging business for $45.6 million. Deluxe operates one manufacturing plant in Yuba City, California. The business provides high-performance flexible packaging products to customers in the fresh food and snack segments.

Encon

        On October 28, 2015, the Company acquired the United States preform manufacturing business of the privately owned Encon for $54.2 million. With operations in four manufacturing sites, Encon services both Amcor's existing customers and new customers within the beverage, food and household segments.

Souza Cruz tobacco packaging operations

        On September 1, 2015, the Company acquired 100% of the tobacco packaging operations of Souza Cruz located in Cachoeirinha, Rio Grande do Sul in Brazil for $30.1 million (BRL 98.1 million). Souza Cruz is majority owned by British American Tobacco plc. The purchase price includes $23.6 million (BRL 74.8 million) paid on closing with the balance of $6.5 million (BRL 23.3 million) being deferred consideration. The consideration paid was less than the fair value of the net assets acquired, resulting in a bargain purchase gain of $3.2 million (BRL 20.9 million), which has been included in other income, net. Amcor believes the bargain purchase has arisen due to Souza Cruz exiting a non-core business in the country.

Nampak Flexibles

        On July 1, 2015, the Company acquired Nampak Flexibles, a flexible packaging business in South Africa for $22.7 million (ZAR 280.0 million). Nampak Flexibles has three plants with extrusion, lamination and conversion capabilities. The business services multi-national and domestic customers in the beverage, food and home care end markets. The consideration paid was less than the fair value of the net assets acquired, resulting in a bargain purchase gain of $12.7 million (ZAR 200.2 million),

AMCO-341

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

5. Acquisitions (Continued)

which has been included in other income, net. The Company believes the bargain purchase has arisen due to Nampak exiting a non-core business in the country.

        The following table details the aggregate amount of identifiable intangible assets acquired, their fair values and estimated useful lives related to the individually immaterial acquisitions noted above:

($ in millions)	Fair Value	Weighted-Average Estimated Useful Life (in years)
Customer relationships	$27.4	14
Other	2.3	5

Total other intangible assets	$29.7

        The aggregate fair value of assets and liabilities acquired was $211.6 million and $63.0 million, respectively. The allocation of the purchase price resulted in $95.3 million of goodwill, of which $54.7 million is attributable to the Rigid Plastics segment and $40.6 million is attributable to the Flexibles segment, the majority of which is not tax deductible. The goodwill on acquisition is primarily attributable to expected synergies available to the consolidated entity upon the integration of the businesses into the Company, as well as benefits derived from the acquired workforce and other intangible assets that cannot be separately recognized.

        Pro forma results of operations have not been presented because they are not material to the consolidated income statements, either individually or in the aggregate.

6. Restructuring Related Costs

        On June 9, 2016, the Company announced a major initiative to optimize the cost base and drive earnings growth in the Flexibles segment. This initiative was designed to accelerate the pace of adapting the organization within developed markets through footprint optimization to better align capacity with demand, increase utilization and improve the cost base and streamlining the organization and reducing complexity, particularly in Europe, to enable greater customer focus and speed to market.

        As part of the restructuring program, the Company has closed eight manufacturing facilities and reduced headcount at certain facilities. The Company's total pre-tax restructuring costs were approximately $230.2 million, with approximately $166.7 million in employee termination costs, $31.4 million in fixed asset impairment costs and $32.1 million in other costs, which primarily represent the cost to dismantle equipment and terminate existing lease contracts. The Company estimates that approximately $166.2 million of the $230.2 million total costs has resulted in cash expenditures. Cash payments in 2019 are expected to be approximately $29.3 million. The restructuring program is expected to be completed in 2019.

        The Company entered into other individually immaterial restructuring programs. The Company's restructuring charge related to these programs was approximately $25.8 million, $7.8 million and $12.1 million for the years ended June 30, 2018, 2017 and 2016, respectively.

AMCO-342

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

6. Restructuring Related Costs (Continued)

        An analysis of the Company's restructuring program liability is as follows:

($ in millions)	Employee Termination Costs	Fixed Asset Impairment Costs	Other Costs	Total Restructuring Related Costs
Liability balance at July 1, 2015	$4.6	$—	$27.9	$32.5
Net charges to earnings	75.4	11.3	6.3	93.0
Cash paid	(1.0)	—	(25.0)	(26.0)
Non-cash and other	—	(11.3)	—	(11.3)
Foreign currency translation	(0.9)	—	(5.9)	(6.8)

Liability balance at June 30, 2016	$78.1	$—	$3.3	$81.4
Net charges to earnings	86.4	22.4	34.4	143.2
Cash paid	(80.8)	—	(36.1)	(116.9)
Non-cash and other	—	(22.4)	—	(22.4)
Foreign currency translation	2.2	—	—	2.2

Liability balance at June 30, 2017	85.9	—	1.6	87.5
Net charges to earnings	20.5	4.0	15.7	40.2
Cash paid	(74.1)	—	(17.3)	(91.4)
Non-cash and other	—	(4.0)	—	(4.0)
Foreign currency translation	2.8	—	—	2.8

Liability balance at June 30, 2018	$35.1	$—	$—	$35.1

        The costs related to restructuring activities have been presented on the consolidated income statements as restructuring related costs. The accruals related to restructuring activities have been recorded on the consolidated balance sheet under other current liabilities.

7. Equity Method Investments

        Investments accounted for under the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting interest, and are recorded in the consolidated balance sheets in investments in affiliated companies. Investments in affiliated companies as of June 30, 2018 and 2017 include an interest in AMVIG Holdings Limited ("AMVIG") of 47.6% and other individually immaterial investments.

        AMVIG is listed on the Hong Kong Stock Exchange. Its quoted share price as of June 30, 2018 and 2017 was $0.26 (HKD 2.07) and $0.31 (HKD 2.40), respectively. The value of Amcor's investment in AMVIG based on its quoted share price as of June 30, 2018 and 2017 was $116.3 million and $136.1 million, respectively.

        During the years ended June 30, 2018, 2017 and 2016 the Company received dividends of $8.4 million (HKD 65.9 million), $6.5 million (HKD 50.4 million) and $13.1 million (HKD 101.3 million), respectively, from AMVIG.

        The Company reviews its investment in affiliated companies for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Due to impairment indicators present in each of the years presented, the Company performed an impairment test by

AMCO-343

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

7. Equity Method Investments (Continued)

comparing the carrying value of its investment in AMVIG to its fair value, which was determined based on AMVIG's quoted share price. The fair value of the investment was below its carrying value as of June 30, 2018 and thus the Company recorded an other-than-temporary impairment of $36.5 million, to bring the value of its investment to fair value. There was no impairment recorded as of June 30, 2017.

8. Property, Plant and Equipment, net

        The components of property, plant and equipment, net, were as follows:

	June 30,
($ in millions)	2018	2017
Property Owned
Land	$150.2	$159.1
Land improvements	5.9	5.9
Buildings	832.5	887.8
Plant and equipment	4,695.8	4,639.3

	5,684.4	5,692.1
Accumulated depreciation	(2,973.3)	(2,909.7)
Accumulated impairment	(17.6)	(25.5)

	2,693.5	2,756.9
Property Under Capital Leases
Buildings and improvements	15.6	16.8
Accumulated depreciation	(10.6)	(10.3)

	5.0	6.5

Total property, plant and equipment, net	$2,698.5	$2,763.4

        Depreciation expense amounted to $320.8 million, $322.5 million and $325.3 million for the years ended June 30, 2018, 2017 and 2016, respectively. Amortization of assets under capital lease obligations is included in depreciation expense.

9. Goodwill and Other Intangible Assets

Goodwill

        Changes in the carrying amount of goodwill by reportable segment were as follows:

($ in millions)	Flexibles	Rigid Plastics	Total
Balance at July 1, 2016	$1,052.3	$777.1	$1,829.4
Acquired through business combinations	12.2	197.8	210.0
Foreign currency translation	19.5	1.4	20.9

Balance at June 30, 2017	$1,084.0	$976.3	$2,060.3
Foreign currency translation	(2.0)	(1.7)	(3.7)

Balance at June 30, 2018	$1,082.0	$974.6	$2,056.6

AMCO-344

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

9. Goodwill and Other Intangible Assets (Continued)

        As of July 1, 2016, there was a $4.0 million goodwill accumulated impairment loss in the Rigid Plastics reportable segment.

Other Intangible Assets

        The gross carrying amount, accumulated amortization and net carrying amount of other intangible assets were as follows:

	June 30, 2018
($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$324.3	$(118.1)	$206.2
Computer software	191.3	(116.7)	74.6
Other	53.2	(9.2)	44.0

Total other intangible assets	$568.8	$(244.0)	$324.8

	June 30, 2017
($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$329.0	$(99.5)	$229.5
Computer software	177.9	(105.8)	72.1
Other	58.7	(10.8)	47.9

Total other intangible assets	$565.6	$(216.1)	$349.5

        Amortization expense amounted to $31.9 million, $29.3 million and $25.7 million for the years ended June 30, 2018, 2017 and 2016, respectively.

        Based on intangible asset values and currency exchange rates as of June 30, 2018, total annual intangible asset amortization expense is expected to be $30.4 million, $27.5 million, $25.0 million, $22.6 million, $20.5 million and $198.8 million for the years ending June 30, 2019 through 2023 and thereafter, respectively.

10. Supplemental Balance Sheet Information

	June 30,
($ in millions)	2018	2017
Prepaid expenses	$77.8	$77.2
Other tax receivable	65.1	76.1
Derivative assets	8.8	8.7
Other assets	110.0	136.9

Total prepaid expenses and other current assets	$261.7	$298.9

AMCO-345

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

10. Supplemental Balance Sheet Information (Continued)

	June 30,
($ in millions)	2018	2017
Income tax payable	$139.9	$94.3
Accrued income and other taxes	99.0	88.2
Accrued customer rebates	69.9	70.7
Accrued inventory purchases	64.4	52.3
Accrued restructuring	35.1	87.5
Accrued other costs	190.1	218.2
Forward contracts to purchase own shares	29.4	38.1
Derivative liabilities	7.1	6.2
Employee benefit obligation	6.8	6.9
Other liabilities	125.3	160.7

Total other current liabilities	$767.0	$823.1

Forward contracts to purchase own shares

        The Company's employee share plans require the delivery of shares to employees in the future when rights vest or options are exercised. The Company currently acquires shares on the market to deliver shares to employees to satisfy vesting or exercising commitments. This exposes the Company to market price risk.

        To manage the market price risk, the Company has entered into forward contracts for the purchase of its ordinary shares.

        As of June 30, 2018, the Company has entered into forward contracts that mature in May 2019 to purchase 2.5 million shares at a price of AUD 13.80. As of June 30, 2017, the Company had entered into forward contracts that matured in October 2017 to purchase 3.0 million shares at a price of AUD 16.54.

        The forward contracts to purchase the Company's own shares are classified as a liability. Equity is reduced by an amount equal to the fair value of the shares at inception. The carrying value of the forward contracts at each reporting period was determined based on the present value of the cost required to settle the contract.

11. Fair Value Measurements

        The fair values of the Company's financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

        The Company's non-derivative financial instruments primarily include cash and cash equivalents, trade receivables, trade payables, short-term debt and long-term debt. At June 30, 2018 and 2017, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.

        The fair value of long-term debt with variable interest rates approximates its carrying value. The fair value of the Company's long-term debt with fixed interest rates is based on market prices, if

AMCO-346

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

11. Fair Value Measurements (Continued)

available, or expected future cash flows discounted at the current interest rate for financial liabilities with similar risk profiles. The carrying values and estimated fair values of long-term debt with fixed interest rates (excluding capital leases) were as follows:

	June 30, 2018		June 30, 2017
($ in millions)	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
Total long-term debt with fixed interest rates (excluding capital leases)	$2,781.9	$2,841.5	$2,536.3	$2,680.5

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

        Additionally, the Company measures and records certain assets and liabilities, including derivative instruments and contingent purchase consideration liabilities, at fair value. The following table summarizes the fair value of these instruments, which are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	June 30, 2018
($ in millions)	Level 1	Level 2	Level 3	Total
Assets:
Commodity contracts	$—	$1.6	$—	$1.6
Forward exchange contracts	—	7.2	—	7.2
Interest rate swaps	—	22.3	—	22.3

Total assets measured at fair value	$—	$31.1	$—	$31.1

Liabilities:
Contingent purchase consideration liabilities	$—	$—	$14.6	$14.6
Commodity contracts	—	0.5	—	0.5
Forward exchange contracts	—	6.6	—	6.6
Interest rate swaps	—	1.3	—	1.3

Total liabilities measured at fair value	$—	$8.4	$14.6	$23.0

AMCO-347

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

11. Fair Value Measurements (Continued)

	June 30, 2017
($ in millions)	Level 1	Level 2	Level 3	Total
Assets:
Commodity contracts	$—	$2.5	$—	$2.5
Forward exchange contracts	—	6.2	—	6.2
Interest rate swaps	—	26.8	—	26.8

Total assets measured at fair value	$—	$35.5	$—	$35.5

Liabilities:
Contingent purchase consideration liabilities	$—	$—	$27.6	$27.6
Commodity contracts	—	0.2	—	0.2
Forward exchange contracts	—	6.0	—	6.0

Total liabilities measured at fair value	$—	$6.2	$27.6	$33.8

        The fair value of the commodity contracts was determined using a discounted cash flow analysis based on the terms of the contracts and observed market forward prices discounted at a currency-specific rate. Forward exchange contract fair values were determined based on quoted prices for similar assets and liabilities in active markets using inputs such as currency rates and forward points. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based swap yield curves, taking into account current interest rates.

        The fair value of the contingent purchase consideration liabilities was determined for each arrangement individually. The fair value was determined using the income approach with significant inputs that are not observable in the market. Key assumptions include the discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life for changes in risks and probabilities.

        The following table sets forth a summary of changes in the value of the Company's Level 3 financial liabilities:

	June 30,
($ in millions)	2018	2017	2016
Fair value at the beginning of the year	$27.6	$36.1	$13.1
Additions due to acquisitions	—	12.6	26.8
Changes in fair value of Level 3 liabilities	0.8	(2.4)	—
Payments	(13.0)	(18.6)	(5.4)
Foreign currency translation	(0.8)	(0.1)	1.6

Fair value at the end of the year	$14.6	$27.6	$36.1

        The fair value of contingent purchase consideration liabilities is included in other current liabilities and other non-current liabilities in the consolidated balance sheets. The change in fair value of the contingent purchase consideration liabilities, which was included in other income, net is due to the passage of time and changes in the probability of achievement used to develop the estimate.

AMCO-348

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

12. Derivative Instruments

        Amcor periodically uses derivatives and other financial instruments to hedge exposures to interest rate, commodity and currency risks. The Company does not hold or issue financial instruments for speculative or trading purposes. For hedges that meet the hedge accounting criteria, the Company, at inception, formally designates and documents the instrument as a fair value hedge or a cash flow hedge of a specific underlying exposure. On an ongoing basis, the Company assesses and documents that its hedges have been and are expected to continue to be highly effective.

Interest Rate Risk

        The Company's policy is to manage exposure to interest rate risk by maintaining a mixture of fixed-rate and variable-rate debt, monitoring global interest rates and, where appropriate, hedging floating interest rate exposure or debt at fixed interest rates through the use of interest rate swaps. Interest rate swaps are accounted for as fair value hedges so the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense.

        As of June 30, 2018 and 2017, the total notional amount of the Company's receive-fixed/pay-variable interest rate swaps was $586.7 million and $583.1 million, respectively.

Foreign Currency Risk

        Amcor manufactures and sells its products and finances operations in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The purpose of the Company's foreign currency hedging program is to manage the volatility associated with the changes in exchange rates.

        To manage this exchange rate risk, the Company utilizes forward contracts. Contracts that qualify for hedge accounting are designated as cash flow hedges of certain forecasted transactions denominated in foreign currencies. The effective portion of the changes in fair value of these instruments is reported in accumulated other comprehensive income (loss) ("AOCI") and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion is immediately recognized in the consolidated income statements. Changes in the fair value of forward contracts that have not been designated as hedging instruments are reported in the accompanying consolidated income statements.

        As of June 30, 2018 and 2017, the notional amount of the outstanding forward contracts was $1,110.2 million and $833.2 million, respectively.

        The Company also manages its currency exposure related to the net assets of its foreign operations primarily through borrowings denominated in the relevant currency. The Company did not have any net investment hedges in place during the years ended June 30, 2018, 2017 and 2016 and as such, foreign currency differences arising on external borrowings are recognized in other non-operating income (loss), net in the consolidated income statements.

Commodity Risk

        Certain raw materials used in Amcor's production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility in earnings due to price fluctuations, the Company utilizes fixed price swaps.

AMCO-349

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

12. Derivative Instruments (Continued)

Changes in the fair value of commodity hedges are recognized in AOCI. The cumulative amount of the hedge is recognized in the consolidated income statements when the forecast transaction is realized.

        At June 30, 2018 and 2017, the Company had the following outstanding commodity contracts that were entered into to hedge forecasted purchases:

	June 30, 2018	June 30, 2017
Commodity	Volume	Volume
Aluminum	18,239 tons	12,617 tons

        The following tables provide the location of derivative instruments in the consolidated balance sheet:

		June 30,
($ in millions)	Balance Sheet Location	2018	2017
Assets
Derivatives in cash flow hedging relationships
Commodity contracts	Other current assets	$1.6	$2.5
Forward exchange contracts	Other current assets	0.7	0.6
Derivatives not designated as hedging instruments
Forward exchange contracts	Other current assets	6.5	5.6

Total current derivative contracts		8.8	8.7
Derivatives in fair value hedging relationships
Interest rate swaps	Other non-current assets	22.3	26.8

Total non-current derivative contracts		22.3	26.8

Total derivative asset contracts		$31.1	$35.5

Liabilities
Derivatives in cash flow hedging relationships
Commodity contracts	Other current liabilities	$0.5	$0.2
Forward exchange contracts	Other current liabilities	1.7	—
Derivatives not designated as hedging instruments
Forward exchange contracts	Other current liabilities	4.9	6.0

Total current derivative contracts		7.1	6.2
Derivatives in fair value hedging relationships
Interest rate swaps	Other non-current liabilities	1.3	—

Total non-current derivative contracts		1.3	—

Total derivative liability contracts		$8.4	$6.2

        Certain derivative financial instruments are subject to master netting arrangements and are eligible for offset. The Company has made an accounting policy election not to offset the fair values of these instruments within the consolidated balance sheets.

AMCO-350

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

12. Derivative Instruments (Continued)

        The following tables provide the effects of derivative instruments on AOCI and in the consolidated statements of income:

		Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
		Years ended June 30,
($ in millions)		2018	2017	2016
Derivatives in cash flow hedging relationships
Commodity contracts	Cost of sales	$3.2	$2.2	$(1.5)
Forward exchange contracts	Net sales	0.1	(2.0)	(0.1)
Forward exchange contracts	Cost of sales	0.1	(0.7)	(1.5)

Total		$3.4	$(0.5)	$(3.1)

		Gain (Loss) Recognized in Income for Derivatives not Designated as Hedging Instruments
	Location of Gain (Loss) Recognized in the Consolidated Income Statements
		Years ended June 30,
($ in millions)		2018	2017	2016
Derivatives not designated as hedging instruments
Forward exchange contracts	Other income, net	1.7	—	(1.5)

Total		$1.7	—	$(1.5)

		Gain (Loss) Recognized in Income for Derivatives in Fair Value Hedging Relationships
	Location of Gain (Loss) Recognized in the Consolidated Income Statements
		Years ended June 30,
($ in millions)		2018	2017	2016
Derivatives in fair value hedging relationships
Interest rate swaps	Interest expense	(5.8)	(17.5)	18.8

Total		$(5.8)	$(17.5)	$18.8

AMCO-351

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

12. Derivative Instruments (Continued)

        The changes in AOCI for effective derivatives were as follows:

	Years Ended June 30,
($ in millions)	2018	2017	2016
Amounts reclassified into earnings
Commodity contracts	$(3.2)	$(2.2)	$1.5
Forward exchange contracts	(0.2)	2.7	1.6
Change in fair value
Commodity contracts	0.7	3.1	(0.5)
Forward exchange contracts	0.1	3.8	(16.2)
Tax effect	0.6	(0.9)	0.1

Total	$(2.0)	$6.5	$(13.5)

13. Debt

Long-Term Debt

        The following table summarizes the carrying value of long-term debt at June 30, 2018 and 2017, respectively:

	June 30,
($ in millions)	2018	2017
Bank loans	$817.2	$1,269.7
U.S. dollar notes due 2028	500.0	—
U.S. dollar notes due 2026	600.0	600.0
U.S. dollar notes due 2016, 2018 and 2021	575.0	575.0
U.S. dollar notes due 2017	—	100.0
Euro bonds due 2019 and 2023	982.2	972.0
Euro notes due 2020	115.6	114.4
Swiss bond due 2018	—	156.7
Other loans	75.2	23.3
Capital lease obligations	6.5	9.8
Interest rate swap adjustment	21.0	26.8
Unamortized discounts and debt issuance costs	(18.2)	(16.1)

Total debt	3,674.5	3,831.6
Less: current portion	(984.1)	(345.2)

Total long-term debt	$2,690.4	$3,486.4

        At June 30, 2018 and 2017, property, plant and equipment with a carrying value of $5.0 million and $6.5 million, respectively, have been pledged as security for capital lease obligations.

        At June 30, 2018 and 2017, land plant and buildings with a carrying value of $43.0 million and $35.2 million, respectively, have been pledged as security for bank and other loans.

AMCO-352

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

13. Debt (Continued)

        The following table summarizes the contractual maturities of the Company's long-term debt, including current maturities (excluding payments for capital leases) at June 30, 2018 for the succeeding five fiscal years and thereafter:

($ in millions)
2019	$988.7
2020	2.3
2021	778.5
2022	425.3
2023	349.4
Thereafter	1,121.0

Total long-term debt, including current maturities	$3,665.2

Bank loans

        The Group has entered into syndicated and bilateral multi-currency credit facilities with financial institutions. The facilities' limits, maturities and interest rates are as follows:

		Facility Limit In Local Currency	Maturity		Interest Rate
(in millions)	Currency		2017	2018	2017	2018
US Syndicated Facility(1)	USD	750.0	April 30, 2019	April 30, 2019	Libor + 1.30%	Libor + 1.30%
European Syndicated Facility	EUR	750.0	November 8, 2021	November 8, 2022	Libor + 0.50%	Libor + 0.50%
Australian Syndicated Facility(1)	USD	565.4	July 17, 2020	July 17, 2020	Libor + 0.75%	Libor + 0.75%
Australian Syndicated Facility	USD	775.0	October 31, 2018	February 9, 2021	Libor + 0.60%	Libor + 0.575%
Bilateral Credit Facility	AUD	100.0	June 15, 2018	June 15, 2021	Libor + 0.55%	Libor + 0.57%

AMCO-353

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

13. Debt (Continued)

	June 30, 2018
	Facility Usage		Undrawn Commitments
(in millions)	In Local Currency	In USD	In Local Currency	In USD
US Syndicated Facility(1)	—	—	388.4	388.4
European Syndicated Facility	129.8	150.0	620.2	716.7
Australian Syndicated Facility(1)	—	—	167.5	167.5
Australian Syndicated Facility	590.3	590.3	184.7	184.7
Bilateral Credit Facility	87.3	64.1	12.7	9.3
Secured Bank Loans	68.2	12.8	70.4	21.4

Total		$817.2		$1,488.0

	June 30, 2017
	Facility Usage		Undrawn Commitments
(in millions)	In Local Currency	In USD	In Local Currency	In USD
US Syndicated Facility(1)	160.0	160.0	185.3	185.3
European Syndicated Facility	96.2	110.0	653.8	747.6
Australian Syndicated Facility(1)	138.2	138.2	56.2	56.2
Australian Syndicated Facility	776.8	776.8	—	—
Bilateral Credit Facility	90.3	69.3	9.8	7.5
Secured Bank Loans	77.1	15.4	61.5	19.0

Total		$1,269.7		$1,015.6

(1)
The $750.0 million US Syndicated Facility due April 30, 2019 and the $565.4 million Australian Syndicated Facility due July 17, 2020 support the Company's commercial paper borrowings. Amounts available for withdrawal under these two facilities are reduced by the amounts outstanding under the commercial paper described under Short-Term Debt.

        Facility fees of approximately 0.17% - 0.50% are payable on either the undrawn commitments or the total facility limit.

US Dollar Notes Due 2028

        On May 7, 2018, the Company completed an offering of $500.0 million aggregate principal amount of its Senior Unsecured Notes due 2028 (the "Notes due 2028") in a private offering. The Notes due 2028 mature on May 15, 2028. The Company pays interest at 4.50% per annum, semi-annually in arrears on May 15 and November 15, commencing on November 15, 2018. The Company may redeem some or all the notes at any time at a redemption price equal to the greater of the principal amount and a make-whole amount plus accrued and unpaid interest to the redemption date. On or after February 15, 2028 (three months prior to the maturity date), the Company may redeem any note at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date.

AMCO-354

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

13. Debt (Continued)

US Dollar Notes Due 2026

        On April 19, 2016, the Company completed an offering of $600.0 million aggregate principal amount of its Senior Unsecured Notes due 2026 (the "Notes due 2026") in a private offering. The Notes due 2026 mature on April 28, 2026. The Company pays interest at 3.625% per annum, semi-annually in arrears on April 28 and October 28, commencing on October 28, 2016. The Company may redeem some or all the notes at any time at a redemption price equal to the greater of 100% of the principal amount and the sum of present value of the principal amount of the notes to be redeemed and the present value of the remaining scheduled payments of interest as determined by a quotation agent. On or after January 28, 2026 (three months prior to the maturity date), the redemption price will equal 100% of the principal amount plus accrued and unpaid interest to the redemption date.

US Dollar Notes Due 2016, 2018 and 2021

        On December 15, 2009, the Company completed an offering of $850.0 million aggregate principal amount of its Senior Unsecured Notes with bullet maturities of December 15, 2016 ($275.0 million), December 15, 2018 ($300.0 million) and December 15, 2021 ($275.0 million). The Company pays interest at 5.38%, 5.69% and 5.95% per annum respectively, semi-annually in arrears on June 15 and December 15, commencing on June 15, 2010. In December 2016, $275 million aggregate principal amount was fully repaid. The Company may, at its option, redeem all, or from time to time any part of, the notes, in an amount not less than 5.00% of the aggregate principal amount of the notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, plus the applicable make-whole amounts determined for the prepayment date with respect to such principal amount.

US Dollar Notes Due 2017

        On December 17, 2002, the Company completed an offering of $500.0 million aggregate principal amount of its Senior Unsecured Notes due 2009-2017 (including $100.0 million "Notes due 2017") in a private offering. The Company paid interest at 5.95% per annum, semi-annually in arrears on June 17 and December 17, commencing on June 17, 2003. In December 2017, the Notes due 2017 were fully repaid.

Euro Bonds due 2019 and 2023

        On March 16, 2011, the Company issued €550.0 million of unsecured Eurobond market borrowings with maturity April 16, 2019. The Company pays interest at 4.625% per annum, annually in arrears, commencing on April 16, 2012.

        On March 22, 2013, the Company issued €300.0 million of unsecured Eurobond market borrowings with maturity March 22, 2023. The Company pays interest at 2.75% per annum, annually in arrears, commencing on March 22, 2014.

        A noteholder has the option to require the Company to redeem or, at the Company's option, purchase any notes held by it on the change of control put date (as defined in the agreement) at the optional redemption amount together with interest accrued to (but excluding) the change of control put date.

AMCO-355

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

13. Debt (Continued)

Euro Notes due 2020

        On September 1, 2010, the Company completed an offering of €150.0 million (of which €100.0 million were outstanding as of June 30, 2018 and 2017, respectively) aggregate principal amount of its Senior Unsecured Notes due 2020 (the "Notes due 2020") in a private offering. The Notes due 2020 mature on September 1, 2020. The Company pays interest on the Notes due 2020 at 5.00% per annum, semi-annually in arrears on March 1 and September 1, commencing on March 1, 2011. The Company may, at its option, redeem all, or from time to time any part of, the notes, in an amount not less than 5.00% of the aggregate principal amount of the notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, plus the applicable make-whole amounts determined for the prepayment date with respect to such principal amount.

Swiss Bond due 2018

        On April 2, 2012, the Company issued CHF 150.0 million of unsecured Eurobond market borrowings with maturity on April 4, 2018. The Company paid interest at 2.125% per annum, annually in arrears, commencing on April 4, 2013. In April 2018, the notes were fully repaid.

        All the notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed on a joint and several basis by certain existing subsidiaries that guarantee its other indebtedness.

        The Company is required to satisfy certain financial covenants pursuant to its bank loans and notes, which are tested as of the last day of each semiannual and annual financial period, including: a) a leverage ratio, which is calculated as total net debt divided by Adjusted EBITDA and b) an interest coverage ratio, which is calculated as Adjusted EBITDA divided by net interest expense, as defined in the related debt agreements. As of June 30, 2018 and 2017, the Company was in compliance with all debt covenants.

Short-Term Debt

        Short-term debt, which consists of commercial paper and bank overdrafts, is generally used to fund working capital requirements.

        The following table summarizes the carrying value of short-term debt at June 30, 2018 and 2017, respectively.

	June 30,
($ in millions)	2018	2017
Commercial paper—USD	$361.6	$404.7
Commercial paper—AUD	397.9	371.0
Secured borrowings	335.6	274.1
Bank overdrafts	78.7	3.8

Total short-term debt	$1,173.8	$1,053.6

        As of June 30, 2018, the Company pays a weighted-average interest rate of 2.38% per annum, payable at maturity. As of June 30, 2017, the Company pays a weighted-average interest rate of 1.69% per annum, payable at maturity.

AMCO-356

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

13. Debt (Continued)

        The Company enters into factoring arrangements from time to time to sell trade receivables to third-party financial institutions. Agreements that do not qualify as true sales, as defined in ASC 860, are accounted for as secured borrowings and recorded in the consolidated balance sheets within short-term debt.

14. Supplemental Income Statement Information

Other Income, net

        Other income, net consists of the following:

	Years ended June 30,
($ in millions)	2018	2017	2016
Net gain on disposal of property, plant and equipment	$18.2	$9.8	$32.4
Amortization of deferred gain on sale and leasebacks	4.4	1.9	1.7
Bargain purchase gain and remeasurement gain on purchase of subsidiary	—	22.3	13.8
Other(1)	20.6	32.8	60.6

Total other income, net	$43.2	$66.8	$108.5

(1)
Other principally includes royalties, rebates, dividend income and other immaterial items.

Other Non-Operating Income (Loss), net

        Other non-operating income (loss), net consists of the following:

	Years ended June 30,
($ in millions)	2018	2017	2016
Foreign currency remeasurement	$(82.7)	$40.7	$14.0
Pension gains (losses)	8.6	(62.3)	9.8

Total other non-operating income (loss), net	$(74.1)	$(21.6)	$23.8

15. Leases

        The Company leases vehicles, and property, plant and equipment under operating leases. Certain leases contain escalation clauses, renewal options and contingent payments. Contingent rental payments primarily relate to changes in a consumer price index or production in excess of a specified capacity.

AMCO-357

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

15. Leases (Continued)

Minimum future obligations on leases in effect at June 30, 2018 for the succeeding five fiscal years and thereafter were:

($ in millions)
2019	$91.8
2020	79.1
2021	63.8
2022	48.9
2023	40.7
Thereafter	196.9

Total minimum obligations	$521.2

        Total rent expense under operating leases was approximately $109.3 million, $101.5 million and $101.0 million for the years ended June 30, 2018, 2017 and 2016, respectively, of which $5.8 million, $5.5 million and $5.7 million for the years ended June 30, 2018, 2017 and 2016, respectively, are related to contingent rental payments.

Sale-Leaseback Transactions

        During the years ended June 30, 2018, 2017 and 2016, the Company entered into four, four and no sale-leaseback transactions, respectively. The transactions for the year ended June 30, 2018 related to the sale and leaseback of containers used to store and transport preforms and land and buildings in the United States for periods ranging from 6 to 20 years. As a result of these transactions, the Company deferred a gain of $23.4 million, which is being amortized over the remaining lease term of the respective leases.

        The transactions for the year ended June 30, 2017 related to the sale and leaseback of land and buildings in the United States and United Kingdom for periods ranging from 7 to 20 years. As a result of these transactions, the Company deferred a gain of $23.5 million, which is being amortized over the remaining lease term of the respective leases.

AMCO-358

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

16. Employee Benefit Plans

        Amcor sponsors both funded and unfunded defined benefit pension plans that include statutory and mandated benefit provision in some countries as well as voluntary plans (generally closed to new joiners). During the year ended June 30, 2018, Amcor maintained 15 statutory and mandated defined benefit arrangements and 49 voluntary defined benefit plans. The principal defined benefit plans are structured as follows:

Country	Number of funded plans	Number of unfunded plans	Comment
United Kingdom	1	—	Closed to new entrants and future accruals
Switzerland	1	—	Open to new entrants
France(1)	3	1	One plan is closed to new entrants, two plans are partially indemnified by Rio Tinto Limited
Germany(1)	4	12	10 plans are closed to new entrants, six are partially indemnified by Rio Tinto Limited
Canada	4	1	Closed to new entrants and future accruals
United States of America	1	2	Unfunded retirement plans are closed to new entrants and are not accruing future benefits

(1)
Rio Tinto Limited assumes responsibility for its former employees' retirement entitlements as of February 1, 2010 when Amcor acquired Alcan Packaging from Rio Tinto Limited.

        Net periodic benefit cost for benefit plans include the following components:

	Years Ended June 30,
($ in millions)	2018	2017	2016
Service cost	$16.3	$17.9	$21.0
Interest cost	27.5	27.4	35.7
Expected return on plan assets	(38.4)	(37.7)	(49.0)
Amortization of net loss	5.2	12.2	4.9
Amortization of prior service credit	(2.2)	(2.1)	(1.4)
Curtailment credit	(2.7)	(1.8)	—
Settlement cost	2.0	64.3	—

Net periodic benefit cost	$7.7	$80.2	$11.2

AMCO-359

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

16. Employee Benefit Plans (Continued)

        Changes in benefit obligations and plan assets were as follows:

	June 30,
($ in millions)	2018	2017
Change in benefit obligation
Benefit obligation at the beginning of the year	$1,291.9	$1,523.1
Service cost	16.3	17.9
Interest cost	27.5	27.4
Participant contributions	6.4	6.5
Actuarial gain occurring during the year	(65.8)	(3.6)
Plan curtailments	(8.2)	(5.0)
Settlements	(42.7)	(210.6)
Benefits paid	(37.6)	(54.5)
Administrative expenses	(3.0)	(3.6)
Foreign currency translation	(4.9)	(5.7)

Balance obligation at the end of the year	$1,179.9	$1,291.9

Accumulated benefit obligation at the end of the year	$1,125.4	$1,231.2

	June 30,
($ in millions)	2018	2017
Change in plan assets
Fair value of plan assets at the beginning of the year	$987.2	$1,116.9
Actual return on plan assets	(2.6)	73.8
Employer contributions	36.4	68.5
Participant contributions	6.4	6.5
Benefits paid	(37.6)	(54.5)
Settlements	(42.7)	(210.6)
Administrative expenses	(3.0)	(3.6)
Foreign currency translation	(4.8)	(9.8)

Fair value of plan assets at the end of the year	$939.3	$987.2

        Amounts recognized in the consolidated income statements comprise the following:

	Years Ended June 30,
($ in millions)	2018	2017	2016
Cost of sales	$11.3	$12.1	$14.7
Sales and marketing expenses	1.4	1.6	1.6
General and administrative expenses	3.6	4.2	4.7
Other non-operating (income) loss, net	(8.6)	62.3	(9.8)

Net periodic benefit cost	$7.7	$80.2	$11.2

AMCO-360

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

16. Employee Benefit Plans (Continued)

        Following is the information for defined benefit plans with an accumulated benefit obligation in excess of plan assets:

	June 30,
($ in millions)	2018	2017
Projected benefit obligation	$894.6	$967.3
Accumulated benefit obligation	$842.0	$910.2
Fair value of plan assets	$601.4	$628.7

        Amounts recognized in the consolidated balance sheets consist of the following:

	June 30,
($ in millions)	2018	2017
Employee benefit asset	$939.3	$987.2
Employee benefit obligation	(1,179.9)	(1,291.9)

Unfunded status	$(240.6)	$(304.7)

        The following table provides information as to how the funded / unfunded status is recognized in the consolidated balance sheets:

	June 30,
($ in millions)	2018	2017
Non-current assets—Employee benefit asset	$52.5	$35.3
Current liabilities—Other current liabilities	(6.8)	(6.9)
Non-current liabilities—Employee benefit obligation	(286.3)	(333.1)

Unfunded status	$(240.6)	$(304.7)

        The components of other comprehensive (income) loss are as follows:

	Years Ended June 30,
($ in millions)	2018	2017	2016
Changes in plan assets and benefit obligations recognized in other comprehensive (income) loss
Net actuarial loss (gain) occurring during the year	$(33.1)	$(44.7)	$118.3
Net prior service credit occurring during the year	—	—	(8.1)
Amortization of actuarial loss	(5.2)	(12.2)	(4.9)
Loss (gain) recognized due to settlement/curtailment	0.7	(62.5)	—
Amortization of prior service credit	2.2	2.1	1.4
Foreign currency translation	0.9	(2.4)	(17.3)
Tax effect	6.9	16.3	(13.1)

Total recognized in other comprehensive (income) loss	$(27.6)	$(103.4)	$76.3

AMCO-361

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

16. Employee Benefit Plans (Continued)

	June 30,
($ in millions)	2018	2017	2016
Net prior service credit	$(19.8)	$(22.6)	$(24.9)
Net actuarial loss	150.3	187.3	284.7

Accumulated other comprehensive (income) loss at the end of the year	$130.5	$164.7	$259.8

        The estimated net actuarial loss and net prior service credit for the defined benefit pension plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are a loss of $3.9 million and a credit of $2.1 million, respectively.

        Weighted-average assumptions used to determine benefit obligations at year end were:

	June 30,
	2018	2017	2016
Discount rate	2.3%	2.1%	2.0%
Rate of compensation increase	1.9%	1.8%	1.7%
Pension increase	2.6%	2.7%	2.5%

        Weighted-average assumptions used to determine net periodic benefit cost at year end were:

	June 30,
	2018	2017	2016
Discount rate	2.1%	2.0%	2.5%
Rate of compensation increase	1.8%	1.7%	1.7%
Pension increase	2.7%	2.5%	2.7%
Expected long-term rate of return on plan assets	4.1%	4.3%	4.3%

        Where funded, the Company and, in some countries, the employees make cash contributions into the pension fund. In the case of unfunded plans, the Company is responsible for benefit payments as they fall due. Plan funding requirements are generally determined by local regulation and/or best practice and differ between countries—the local statutory funding positions are not necessarily consistent with the funded status disclosed on the consolidated balance sheets. For any funded plans in deficit (as measured under local country guidelines), the Company agrees with the trustees and plan fiduciaries to undertake suitable funding programs to provide additional contributions over time in accordance with local country requirements. Contributions to the Company's defined benefit pension plans, not including unfunded plans, are expected to be $24.4 million over the next fiscal year.

AMCO-362

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

16. Employee Benefit Plans (Continued)

        The following benefit payments for the succeeding five fiscal years and thereafter, which reflect expected future service, as appropriate, are expected to be paid:

($ in millions)
2019	$44.9
2020	45.1
2021	44.5
2022	45.8
2023	46.5
2024 - 2028	247.6

        The pension plan's trustees establish investment policies and strategies for the Company's pension plan assets and are required to consult with the Company on changes to their investment policy. In developing the expected long-term rate of return on plan assets at each measurement date, the Company considers the plan assets' historical returns, asset allocations, and the anticipated future economic environment and long-term performance of the asset classes. While appropriate consideration is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return.

        The pension plan assets measured at fair value were as follows:

	June 30, 2018
($ in millions)	Level 1	Level 2	Level 3	Total
Equity securities	$135.4	$—	$2.3	$137.7
Government debt securities	88.6	—	—	88.6
Corporate debt securities	54.8	—	—	54.8
Real estate	55.0	—	—	55.0
Cash and cash equivalents	5.5	—	—	5.5
Other	21.9	18.4	557.4	597.7

Total	$361.2	$18.4	$559.7	$939.3

	June 30, 2017
($ in millions)	Level 1	Level 2	Level 3	Total
Equity securities	$134.1	$126.8	$—	$260.9
Government debt securities	95.7	188.3	—	284.0
Corporate debt securities	42.6	109.2	—	151.8
Real estate	52.7	—	—	52.7
Cash and cash equivalents	6.7	—	—	6.7
Other	32.7	110.2	88.2	231.1

Total	$364.5	$534.5	$88.2	$987.2

        Equity securities: Valued at the closing prices reported in the active market in which the individual securities are traded.

AMCO-363

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

16. Employee Benefit Plans (Continued)

        Government debt securities: Valued using the pricing of similar agency issues, live trading feeds from several vendors and benchmark yield.

        Corporate debt securities: Valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data including market research publications. Inputs may be prioritized differently at certain times based on market conditions.

        Real estate: Valued at the closing prices reported in the active market in which the listed real estate funds are traded.

        Cash and cash equivalents: Consist of cash on deposit with brokers and short-term money market funds and are shown net of receivables and payables for securities traded at period end but not yet settled. All cash and cash equivalents are stated at cost, which approximates fair value.

        Other consists of:

  •
  Level 1: dynamic diversified growth funds and mutual funds. A daily asset value is available for these assets.

  •
  Level 2: insurance contracts with an asset value known and provided by the insurer based on the value of the insurance policies and liability hedging portfolios valued at the probable realisation value of the assets, estimated by the investment manager or by an external valuer.

  •
  Level 3: indemnified plan assets and buy-in policy. The values of the indemnified plan assets and the value of the buy-in policy are determined based on the value of the liabilities that the assets cover. This category also includes pooled funds (equity, credit, macro-orientated, multi-strategy, cash and other), the value of which is calculated by investment managers based on the values of the underlying portfolios.

        The following table sets forth a summary of changes in the value of the Company's Level 3 assets:

($ in millions)
Balance at July 1, 2017	$88.2
Actual return on plan assets	(69.4)
Purchases, sales, and settlements	540.9

Balance at June 30, 2018	$559.7

17. Asset Retirement Obligations

        The Company's asset retirement obligations predominantly relate to restoration of leased facilities to rentable condition upon lease termination and to the decommissioning of underground storage tanks. The Company recognizes the fair value of these liabilities as an asset retirement obligation and capitalizes that cost as part of the cost basis of the related asset in the period in which the costs are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. The fair value of Amcor's asset retirement obligations is measured using expected future cash outflows discounted using the Company's credit-adjusted risk-free interest rate. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. These liabilities are based on the best estimate of costs and are updated periodically to reflect

AMCO-364

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

17. Asset Retirement Obligations (Continued)

current technology, laws and regulations, inflation and other economic factors. Occasionally, the Company may become aware of events or circumstances that require it to revise its future estimated cash flows. When revisions become necessary, the obligation is recalculated and the asset and liability accounts are adjusted utilizing appropriate discount rates. No assets are legally restricted for purposes of settling asset retirement obligations. Upon settlement of the liability, a gain or loss is recognized for any difference between the settlement amount and the liability recorded.

        The following table describes changes to the asset retirement obligation liability:

	June 30,
($ in millions)	2018	2017	2016
Balance at beginning of period	$41.0	$39.2	$36.3
Liabilities incurred	0.1	0.3	0.1
Accretion expense	0.8	0.7	0.2
Payments	(1.7)	(2.2)	(0.8)
Revisions in estimated cash flows	(4.2)	(1.3)	0.2
Additions through business combinations	0.7	4.3	4.2
Other	—	(0.4)	—
Foreign currency translation	(0.1)	0.4	(1.0)

Balance at end of period	$36.6	$41.0	$39.2

18. Income Taxes

        The components of income before income taxes and equity in income (loss) of affiliated companies were as follows:

	Years Ended June 30,
($ in millions)	2018	2017	2016
Domestic	$(206.6)	$(26.0)	$(72.3)
Foreign	929.5	741.8	525.4

Total income before income taxes and equity in income (loss) of affiliated companies	$722.9	$715.8	$453.1

        Income tax expense consisted of the following:

	Years Ended June 30,
($ in millions)	2018	2017	2016
Current tax
Domestic	$0.2	$0.2	$0.2
Foreign	192.1	177.8	175.8

Total current tax	192.3	178.0	176.0
Deferred tax
Domestic	(21.3)	8.5	39.8
Foreign	(52.2)	(37.6)	(50.9)

Total deferred tax	(73.5)	(29.1)	(11.1)

Income tax expense	$118.8	$148.9	$164.9

AMCO-365

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

18. Income Taxes (Continued)

        The following is a reconciliation of income tax computed at the Australian statutory tax rate of 30% to income tax expense:

	Years Ended June 30,
($ in millions)	2018	2017	2016
Income tax expense at statutory rate	$216.9	$214.7	$135.9
Foreign tax rate differential	(40.8)	(69.9)	(52.0)
Tax-exempt income	5.7	2.6	5.2
Non-deductible expenses	(7.7)	(12.1)	76.7
Tax law changes	(52.9)	0.7	(1.8)
Change in valuation allowance	5.3	12.0	(1.7)
Other	(7.7)	0.9	2.6

Income tax expense (benefit)	$118.8	$148.9	$164.9

        For the year ended June 30, 2018, the Company's effective tax rate for the year was lower than its Australian statutory tax rate primarily due to pretax income being earned in jurisdictions outside Australia where the applicable tax rates are lower than the Australia statutory tax rate. Amcor operates in over forty different jurisdictions with a wide range of statutory tax rates. The total tax rate benefit from operating in non-Australian jurisdictions is included in the line "Foreign tax rate differential" in the above tax rate reconciliation table. For the year ended June 30, 2018, the Company's effective tax rate was 16.4% as compared to the prior year effective tax rates of 20.8% and 36.4% for June 30, 2017 and June 30, 2016, respectively. For changes in the tax law, refer to the below section titled "The Act."

        Significant components of deferred tax assets and liabilities are as follows:

	June 30,
($ in millions)	2018	2017
Deferred tax assets
Trade receivables	$4.5	$10.7
Inventories	5.9	5.3
Accrued employee benefits	66.6	98.2
Derivatives	17.7	11.9
Net operating loss carryforwards	246.4	232.4
Tax credit carryforwards	48.6	35.9
Accruals and other	75.9	98.9

Total deferred tax assets	465.6	493.3
Valuation allowance	(270.5)	(265.2)

Net deferred tax assets	$195.1	$228.1

Deferred tax liabilities
Property, plant and equipment	$(184.3)	$(222.9)
Other intangible assets	(63.4)	(133.2)
Undistributed foreign earnings	(24.2)	(10.0)

Total deferred tax liabilities	$(271.9)	$(366.1)

Net deferred tax liability	$(76.8)	$(138.0)

AMCO-366

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

18. Income Taxes (Continued)

	June 30,
($ in millions)	2018	2017
Deferred tax assets	$70.7	$74.9
Deferred tax liabilities	(147.5)	(212.9)

Net deferred tax liability	$(76.8)	$(138.0)

        The Company maintains a valuation allowance on net operating losses and other deferred tax assets in jurisdictions for which it does not believe it is more-likely-than-not to realize those deferred tax assets based upon all available positive and negative evidence, including historical operating performance, carryback periods, reversal of taxable temporary differences, tax planning strategies and earnings expectations. The Company's valuation allowance increased by $5.3 million, increased by $12.0 million and decreased by $1.7 million for the years ended June 30, 2018, 2017 and 2016, respectively.

        As of June 30, 2018, the Company has Australian net operating losses and tax credits of approximately $119.8 million and $35.5 million, respectively that do not expire. The Company has non-Australian net operating loss and other tax attribute carryforwards of $139.7 million, the majority of which do not expire. The Company recorded valuation allowances against deferred tax assets associated with these net operating losses and tax credits. The benefits of these carryforwards are dependent upon the generation of taxable income in the jurisdictions where they arose.

        Amcor considers the following factors, among others, in evaluating its plans for indefinite reinvestment of its subsidiaries' earnings: (i) the forecasts, budgets and financial requirements of the Company and its subsidiaries, both for the long term and for the short term; and (ii) the tax consequences of any decision to reinvest earnings of any subsidiary. The Company has not provided deferred taxes on approximately $587.6 million of earnings in certain foreign subsidiaries because such earnings are indefinitely reinvested in its international operations. Upon distribution of such earnings in the form of dividends or otherwise, the Company may be subject to incremental foreign tax. It is not practicable to estimate the amount of foreign tax that might be payable. The Company continues to believe that these earnings are indefinitely reinvested. A cumulative deferred tax liability of $24.2 million has been recorded attributable to undistributed earnings that the Company has deemed are no longer indefinitely reinvested. The remaining undistributed earnings of the Company's subsidiaries are not deemed to be indefinitely reinvested and can be repatriated at no tax cost. Accordingly, there has been no provision for income or withholding taxes on these earnings.

        The Company accounts for its uncertain tax positions in accordance with ASC 740, Income Taxes. At June 30, 2018 and 2017, gross unrecognized tax benefits totaled $74.5 million and $65.1 million, respectively, all of which would favorably impact the effective tax rate if recognized.

        The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended June 30, 2018, 2017 and 2016, the Company accrued $2.9 million, $4.6 million, and $2.8 million of interest and penalties related to these uncertain tax positions, respectively. The Company does not currently anticipate that the total amount of unrecognized tax benefits will result in material changes to its financial position within the next

AMCO-367

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

18. Income Taxes (Continued)

12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	June 30,
($ in millions)	2018	2017	2016
Balance at the beginning of the year	$65.1	$56.5	$62.0
Additions based on tax positions related to the current year	6.6	1.4	3.0
Additions for tax positions of prior years	8.9	8.8	—
Reductions for tax positions from prior years	(5.3)	—	(7.0)
Reductions for settlements	—	—	(1.2)
Reductions due to lapse of statute of limitations	(0.8)	(1.6)	(0.3)

Balance at the end of the year	$74.5	$65.1	$56.5

        The Company conducts business in a number of tax jurisdictions and, as such, is required to file income tax returns in multiple jurisdictions globally. The years 2015 through 2017 remain open for examination by the United States Internal Revenue Service ("IRS"), the years 2016 and 2017 remain open for examination by the Australian Tax Office ("ATO") and the years 2011-2017 are currently subject to audit or remain open for examination in various US states and non-US tax jurisdictions.

        The Company believes that its income tax reserves are adequately maintained taking into consideration both the technical merits of its tax return positions and ongoing developments in its income tax audits. However, the final determination of the Company's tax return positions, if audited, is uncertain and therefore there is a possibility that final resolution of these matters could have a material impact on the Company's results of operations or cash flows.

The Act

        On December 22, 2017, The Act was signed into law. This legislation includes significant changes in U.S. tax law, including a reduction in the corporate tax rates and the creation of a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of U.S.-held foreign subsidiaries. The legislation reduced the U.S. corporate tax rate from the current rate of 35% to 21% for tax years beginning after December 31, 2017. As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities existing as of December 31, 2017 from the 35% federal rate in effect through the end of 2017, to the new 21% rate. Accordingly, the Company recorded a current period tax benefit of $52.1 million and a corresponding reduction in the net deferred tax liability. The new legislation will require the Company to pay tax on the unremitted earnings of its U.S.-held foreign subsidiaries through December 31, 2017. Because of the complexities involved in determining the previously unremitted earnings and profits of these foreign subsidiaries, the Company is still in the process of obtaining, preparing, and analyzing the required information, as permitted in accordance with Staff Accounting Bulletin No. 118 ("SAB 118").

        In response to The Act, the Securities and Exchange Commission issued SAB 118 to address the application of U.S. GAAP in situations where a company does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of The Act. SAB 118 allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment

AMCO-368

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

18. Income Taxes (Continued)

date. Amcor's tax balances have been adjusted based upon the Company's interpretation of The Act, although the final impact on the tax balances may change due to the issuance of additional guidance, changes in the Company's interpretation of The Act, changes in assumptions made by Amcor, and actions Amcor may take as a result of The Act. The Company will continue to review and assess the potential impact of any new information on its financial statement positions.

19. Changes in Shareholders' Equity

        The changes in ordinary and treasury shares during the years ended June 30, 2018, 2017 and 2016 were as follows:

	Ordinary shares		Treasury shares
(shares and $ in millions)	Number of shares	Amount	Number of shares	Amount
Balance at July 01, 2015	1,181.4	$—	3.4	$(36.3)
Share buy-back/cancellation	(23.3)	—	(1.7)	18.1
Options exercised and shares vested	—	—	(11.7)	123.6
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	—	7.4	(73.7)
Purchase of treasury shares	—	—	5.0	(53.2)

Balance at June 30, 2016	1,158.1	—	2.4	(21.5)
Options exercised and shares vested	—	—	(8.6)	97.2
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	—	3.6	(43.6)
Purchase of treasury shares	—	—	3.3	(40.2)

Balance at June 30, 2017	1,158.1	—	0.7	(8.1)
Options exercised and shares vested	—	—	(6.0)	75.5
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	—	3.0	(39.0)
Purchase of treasury shares	—	—	3.2	(39.1)

Balance at June 30, 2018	1,158.1	$—	0.9	$(10.7)

AMCO-369

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

19. Changes in Shareholders' Equity (Continued)

        The changes in the components of accumulated other comprehensive income (loss) during the years ended June 30, 2018, 2017 and 2016 were as follows:

($ in millions)	Foreign Currency Translation (Net of Tax)	Pension (Net of Tax)	Effective Derivatives (Net of Tax)	Total Accumulated Other Comprehensive Income (Loss)
Balance at July 1, 2015	$(421.0)	$(85.3)	$0.4	$(505.9)
Other comprehensive income (loss) before reclassifications	(181.0)	(79.3)	(16.6)	(276.9)
Amounts reclassified from accumulated other comprehensive income (loss)	1.1	3.0	3.1	7.2

Balance at June 30, 2016	(600.9)	(161.6)	(13.1)	(775.6)
Other comprehensive income (loss) before reclassifications	(112.4)	41.1	6.0	(65.3)
Amounts reclassified from accumulated other comprehensive income (loss)	—	62.3	0.5	62.8

Balance at June 30, 2017	(713.3)	(58.2)	(6.6)	(778.1)
Other comprehensive income (loss) before reclassifications	44.0	25.8	1.4	71.2
Amounts reclassified from accumulated other comprehensive income (loss)	—	1.8	(3.4)	(1.6)

Balance at June 30, 2018	$(669.3)	$(30.6)	$(8.6)	$(708.5)

AMCO-370

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

19. Changes in Shareholders' Equity (Continued)

        The following tables provide details of amounts reclassified from Accumulated other comprehensive income (loss):

	Years Ended June 30,
($ in millions)	2018	2017	2016
Amortization of pension
Amortization of prior service credit	$(2.2)	$(2.1)	$(1.4)
Amortization of actuarial loss	5.2	12.2	4.9
Effect of pension settlement/curtailment	(0.7)	62.5	—

Total before tax effect	2.3	72.6	3.5
Tax benefit on amounts reclassified into earnings	(0.5)	(10.3)	(0.5)

Total net of tax	$1.8	$62.3	$3.0

Gains (losses) on cash flow hedges
Commodity contracts	$(3.2)	$(2.2)	$1.5
Forward exchange contracts	(0.2)	2.7	1.6

Total before tax effect	(3.4)	0.5	3.1
Tax benefit on amounts reclassified into earnings	—	—	—

Total net of tax	$(3.4)	$0.5	$3.1

Gains (losses) on foreign currency translation
Foreign currency translation adjustment	$—	$—	$1.1

Total before tax effect	—	—	1.1
Tax benefit on amounts reclassified into earnings	—	—	—

Total net of tax	$—	$—	$1.1

Total reclassifications for the period, net of tax	$(1.6)	$62.8	$7.2

20. Share-Based Compensation

        The Company's equity incentive plans include grants of share options, restricted shares, performance shares, performance rights and share rights to directors, officers and employees.

Cash-Settled Awards

        The Board may nominate certain employees as eligible to participate in the Senior Executive Retention Payment Plan (SERPP). These employees then receive entitlements that reflect the performance of Amcor's shares. These entitlements may be converted into a cash payment after the three year restriction period has expired. Also, cash-settled share-based compensation plans are in place in countries where the Company is unable to issue shares or options.

        Such awards are accounted for as liabilities and are remeasured to fair value at each balance sheet date.

AMCO-371

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

20. Share-Based Compensation (Continued)

        Liabilities for cash-settled share-based compensation are as follows:

	June 30,
($ in millions)	2018	2017
Total carrying amount of liabilities for cash settled arrangements	$4.1	$3.4

        During the years ended June 30, 2018, 2017 and 2016, the Company paid $1.6 million, $3.9 million and $0.5 million in cash, respectively, to settle these plans.

Equity-Settled Awards

Share Options

        Share options are granted to directors, officers and employees. All options are granted with an exercise price equal to the weighted average price of the Company's shares on the ASX over the 20 trading days including and following the date of grant.

        The requisite service period for the awards ranges from three to four years and the awards are also subject to performance and market conditions. At vesting, share options can be exercised to ordinary shares on a one-for-one basis. The maximum contractual term of the awards is six years from the grant date.

        The fair value of the share options granted in 2018 and 2017 was estimated using the Black-Scholes option pricing model that uses the assumptions noted in the following table to produce a Monte Carlo simulation. No share options were issued in 2016. The fair value of share options granted was estimated using the following assumptions:

	June 30,
	2018	2017
Expected dividend yield (%)(a)	3.7%	4.0%
Expected share price volatility (%)(b)	21.0%	21.0%
Risk-free interest rate (%)(c)	2.1%	1.5%
Expected life of options (in years)(d)	4	4

(a)
Determined assuming no change in dividend payout during the expected term of the option.

(b)
Determined based on the observed historical volatility for the Company's ordinary share price.

(c)
Determined based on the yields on Australian Government Bonds in effect at the time of grant with maturities approximately equal to the share options' expected term.

(d)
Determined considering the options' contractual terms, historical exercise and post-vesting termination patterns.

        The Company reassess the probability of vesting at each reporting period and adjust compensation expense based on its probability assessment.

AMCO-372

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

20. Share-Based Compensation (Continued)

        Changes in outstanding share options for the year were as follows:

	Share options (in millions)	Weighted Average Exercise Price (AUD)	Weighted- Average Remaining Contractual Life (years)
Share options outstanding July 1, 2017	14.5	11.9	4.4
Granted	5.9	15.9	6.0
Exercised	(4.0)	9.1	3.0
Forfeited	(2.0)	14.4	4.9

Share options outstanding June 30, 2018	14.4	13.9	5.9

Vested and exercisable at June 30, 2018	0.7	8.2	1.8

        The aggregate intrinsic value (difference in exercise price and closing price at that date) for all share options outstanding at June 30, 2018 was AUD 18.5 million. The aggregate intrinsic value for share options vested and exercisable at June 30, 2018 was AUD 1.8 million. The Company received $28.1 million, $23.8 million and $39.5 million and realized a tax benefit of $15.9 million, $30.2 million and $30.2 million on the exercise of stock options during the years ended June 30, 2018, 2017 and 2016, respectively. During the years ended June 30, 2018, 2017 and 2016, the intrinsic value associated with the exercise of share options was AUD 26.6 million, AUD 49.1 million and AUD 74.0 million, respectively.

        The weighted average grant date fair value of share options granted and the fair value of share options vested was as follows:

	Years Ended June 30,
	2018	2017	2016
Weighted average grant date fair value of share options granted (in AUD)	1.5	1.6	—
Fair value of share options vested (AUD in millions)	7.2	5.0	10.2

Restricted Shares

        Restricted shares are granted to senior executives of the Company and vest at the end of a three year period. The restrictions on these shares do not allow the employee to dispose of the shares for a period of up to five years (or otherwise as determined by the Board) from the grant date, unless the employee ceases employment later than three years after the shares were issued. Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restriction period, for cause or poor performance. Additionally, the shares contain participating dividend and voting rights. The participating dividend rights are forfeitable if the shares do not vest.

AMCO-373

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

20. Share-Based Compensation (Continued)

        The fair value of restricted shares is determined based on the closing price of the Company's shares on the grant date. Changes in the restricted shares for the year were as follows:

	Restricted shares (in millions)	Weighted Average Grant-Date Fair Value (AUD)
Nonvested restricted shares at July 1, 2017	0.3	13.9
Granted	0.5	15.6
Vested	(0.2)	13.6

Nonvested restricted shares at June 30, 2018	0.6	15.6

        The weighted average grant date fair value of restricted shares granted and the fair value of restricted shares vested was as follows:

	Years Ended June 30,
	2018	2017	2016
Weighted average grant date fair value of restricted shares granted (in AUD)	15.6	15.1	13.5
Fair value of restricted shares vested (AUD in millions)	2.4	1.7	—

Performance rights and performance shares

        Performance rights and performance shares (awarded to U.S. participants in place of performance rights) are granted to senior executives. The requisite service period for the awards ranges from three to four years and the awards are also subject to performance and market conditions. Upon vesting, performance rights and performance shares vest into ordinary shares on a one-for-one basis, with no amount due from the employee upon vesting.

        The fair value of the performance rights and performance shares granted in 2018 and 2017 was estimated using the Black-Scholes option pricing model that uses the assumptions noted in the following table to produce a Monte Carlo simulation. No performance rights and performances shares were issued in 2016. The fair value of the performance rights and performance shares was estimated using the following assumptions:

	June 30,
	2018	2017
Expected dividend yield (%)(a)	3.7%	4.0%
Expected share price volatility (%)(b)	21.0%	21.0%
Risk-free interest rate (%)(c)	2.1%	1.5%

(a)
Determined assuming no change in dividend payout during the expected term of the option.

(b)
Determined based on the observed historical volatility for the Company's ordinary share price.

(c)
Determined based on the yields on Australian Government Bonds in effect at the time of grant with maturities approximately equal to the share options' expected term.

AMCO-374

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

20. Share-Based Compensation (Continued)

	Rights / shares (in millions)	Weighted Average Grant-Date Fair Value (AUD)
Nonvested performance rights / performance shares at July 1, 2017	3.2	15.5
Granted	1.1	8.6
Vested	(0.4)	5.5
Forfeited	(1.1)	6.7

Nonvested performance rights / performance shares at June 30, 2018	2.8	15.9

        The weighted average grant date fair value of performance rights and performance shares granted and the fair value of rights and shares vested was as follows:

	Years Ended June 30,
	2018	2017	2016
Weighted average grant date fair value of performance rights / performance shares granted (in AUD)	8.6	9.3	—
Fair value of performance rights / performance shares vested (AUD in millions)	1.1	4.2	2.0

Share Rights

        Share rights give employees the right to an ordinary share at the end of a two year vesting period. Upon vesting, share rights vest into ordinary shares on a one-for-one basis. The awards are valued at the closing price of the Company's share on the grant date.

        Changes in the share rights for the year were as follows:

	Share rights (in millions)	Weighted Average Grant-Date Fair Value (AUD)
Nonvested share rights at July 1, 2017	2.9	16.0
Granted	1.2	15.0
Vested	(1.4)	12.6
Forfeited	(0.2)	14.3

Nonvested share rights at June 30, 2018	2.5	16.1

        The weighted average grant date fair value of share rights granted and the fair value of shares vested was as follows:

	June 30,
	2018	2017	2016
Weighted average grant date fair value of share rights granted (in AUD)	15.0	14.2	12.5
Fair value of shares rights vested (AUD in millions)	17.6	20.9	15.0

AMCO-375

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

20. Share-Based Compensation (Continued)

Compensation Expense

        Share-based compensation expense of $21.0 million, $26.5 million and $24.2 million was primarily recorded in general and administrative expenses for the years ended June 30, 2018, 2017 and 2016, respectively.

        Compensation expense for share-based awards recognized in the consolidated income statements, net of estimated forfeitures, was as follows:

	Year Ended June 30,
($ in millions)	2018	2017	2016
Share options	$3.0	$4.8	$4.1
Restricted shares	2.8	0.9	2.1
Performance shares / rights	2.9	4.3	3.4
Share rights	9.7	16.4	13.4
Cash-settled awards	2.6	—	—
Other	—	0.1	1.2

Total share-based compensation expense	$21.0	$26.5	$24.2

        As of June 30, 2018, there was $25.4 million of total unrecognized compensation cost related to all unvested share options, restricted shares, performance shares / performance rights and share rights. That cost is expected to be recognized over a weighted average period of 1.4 years.

21. Earnings Per Share

        The Company applies the two-class method when computing its earnings per share ("EPS"), which requires that net income per share for each class of share be calculated assuming 100% of the Company's net income is distributed as dividends to each class of share based on their contractual rights.

        Basic EPS is computed by dividing net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding after excluding the ordinary shares to be repurchased using forward contracts. Diluted EPS includes the effects of share options, restricted shares, performance rights, performance shares and share rights, if dilutive.

	Years Ended June 30,
(in millions, except per share amounts)	2018	2017	2016
Net income attributable to Amcor	$575.2	$564.0	$309.3
Distributed and undistributed earnings attributable to shares to be repurchased	(1.3)	(1.7)	(1.9)

Net income available to ordinary shareholders of Amcor—basic and diluted	$573.9	$562.3	$307.4

Weighted-average ordinary shares outstanding	1,157.1	1,157.2	1,162.2
Weighted-average ordinary shares to be repurchased by Amcor	(2.7)	(3.5)	(7.1)

Weighted-average ordinary shares outstanding for EPS—basic	1,154.4	1,153.7	1,155.1
Effect of dilutive securities	7.3	10.5	15.1

Weighted-average ordinary shares outstanding for EPS—diluted	1,161.7	1,164.2	1,170.2

Basic earnings per ordinary share	$0.50	$0.49	$0.27
Diluted earnings per ordinary share	$0.49	$0.48	$0.26

AMCO-376

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

21. Earnings Per Share (Continued)

        Certain outstanding share options were excluded from the diluted earnings per share calculation because they were anti-dilutive. The excluded share options represented an aggregate of 10.3 million and 5.9 million shares in the year ended June 30, 2018 and 2017, respectively. There were no anti-dilutive share options in the year ended June 30, 2016.

22. Commitments and Contingencies

Capital Commitments

        The following table summarizes the capital commitments of the Company in connection with the purchase of property, plant and equipment, at June 30, 2018 for the succeeding three fiscal years:

($ in millions)
2019	$39.7
2020	1.5
2021	1.1

Total capital commitments	$42.3

Contingent Liabilities

        The Company's operations in Brazil are involved in various governmental assessments, principally related to claims for excise and income taxes. The Company does not believe that the ultimate resolution of these matters will materially impact the Company's consolidated results of operations, financial position or cash flows. Under customary local regulations, the Company's Brazilian subsidiaries may need to post cash or other collateral if the process to challenge any administrative assessment proceeds to the Brazilian court system; however, the level of cash or collateral already pledged or potentially required to be pledged would not significantly impact the liquidity of Amcor. At June 30, 2018, the Company has recorded an accrual of $15.1 million included in other non-current liabilities in the consolidated balance sheet and has estimated a reasonably possible loss exposure in excess of the accrual of $22.7 million. The litigation process is subject to many uncertainties and the outcome of individual matters cannot be accurately predicted. The Company's assessments are based on its knowledge and experience, but the ultimate outcome of any of these matters may differ from the Company's estimates.

        As of June 30, 2018, Amcor provided letters of credit of $44.2 million and deposited cash of $13.5 million with the courts to continue to defend the cases.

23. Deconsolidation of Venezuelan subsidiaries

        Prior June 30, 2016, the financial position and results of operations of the Company's Venezuelan subsidiaries, were reported under highly inflationary accounting, with the U.S. dollar as the functional currency.

        Conditions in Venezuela, including restrictive exchange control regulations and reduced access to U.S. dollars through official currency exchange markets, resulted in an other-than-temporary lack of exchangeability between the Venezuelan bolivar and the U.S. dollar. The exchange restrictions and other conditions significantly impacted the Company's ability to effectively manage its subsidiaries in Venezuela, including limiting its ability to import the Venezuelan subsidiaries' main raw material and to settle U.S. dollar-denominated obligations. The amount of U.S. dollars made available to the

AMCO-377

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Consolidated Financial Statements (Continued)

23. Deconsolidation of Venezuelan subsidiaries (Continued)

Venezuelan subsidiaries through government agencies declined significantly since 2015 and worsened during 2016. The Venezuelan government also restricted the Venezuelan subsidiaries' ability to pay dividends to Amcor. The Company expected these conditions to continue for the foreseeable future.

        As a result of these factors, Amcor concluded that, effective as of June 30, 2016, it did not meet the accounting criteria for control over its Venezuelan subsidiaries and, therefore deconsolidated its subsidiaries and began accounting for them using the cost method of accounting. As a result of the deconsolidation, the Company recorded a pre-tax charge of $271.7 million in its consolidated income statement to fully write down its investment for the year ended June 30, 2016.

        As of June 30, 2018 and 2017, consistent with June 30, 2016, the Company did not consolidate the assets and liabilities of its Venezuelan subsidiaries in its consolidated balance sheets. Beginning on July 1, 2017, the Company's financial results have not included the results of its Venezuelan subsidiaries. The Company does not have any material contractual commitments related to the Venezuelan subsidiaries. The Company will recognize income from dividends, to the extent cash in U.S. dollars is received. The Company will continue to monitor the conditions in Venezuela and their impact on its accounting and disclosures.

24. Subsequent Events

Bemis acquisition

        On August 6, 2018, Amcor and Bemis Company, Inc. ("Bemis") announced that their respective Boards of Directors unanimously approved a definitive agreement under which Amcor will acquire Bemis in an all-share combination. The transaction will be effected at a fixed exchange ratio of 5.1 Amcor shares for each Bemis share, resulting in Amcor and Bemis shareholders owning approximately 71% and 29% of the combined company, respectively.

        Closing of the transaction is conditional upon the receipt of regulatory approvals, approval by both Amcor and Bemis shareholders and satisfaction of other customary conditions. Subject to the satisfaction of the conditions to closing, the transaction is targeted to close in the second quarter of calendar year 2019.

Rigid Plastics restructuring initiatives

        A restructuring program impacting the Rigid Plastics reportable segment commenced in July 2018 and will include investments in manufacturing footprint optimization and productivity improvements as well as overhead cost reductions. Total after-tax costs are expected to be between $50.0 million and $60.0 million (pre-tax $60.0 million and $70.0 million). The majority of these costs will be incurred in fiscal year 2019.

Dividends Paid

        On August 21, 2018, the Company's Board of Directors declared a semi-annual dividend of $0.23 as of the payment date per ordinary share outstanding. The Company paid $270.0 million on October 16, 2018 to shareholders of record as of September 10, 2018.

AMCO-378

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Unaudited Condensed Consolidated Income Statements

	Six Months Ended December 31,
(in millions, except per share data)	2018	2017
Net sales	$4,549.6	$4,502.2
Cost of sales	(3,701.0)	(3,607.3)

Gross profit	848.6	894.9
Sales and marketing expenses	(101.6)	(105.2)
General and administrative expenses	(302.0)	(283.9)
Research and development	(31.5)	(35.9)
Restructuring related costs	(52.4)	(21.0)
Other income, net	41.9	26.8

Operating income	403.0	475.7
Interest income	8.1	5.2
Interest expense	(112.4)	(102.2)
Other non-operating income (loss), net	3.1	(8.5)

Income before income taxes and equity in income of affiliated companies	301.8	370.2
Income tax expense	(52.8)	(71.7)
Equity in (loss) of affiliated companies	(6.9)	(18.2)

Net income	242.1	280.3
Net (income) attributable to non-controlling interests	(5.1)	(4.2)

Net income attributable to Amcor Limited	$237.0	$276.1

Weighted average number of shares outstanding
Basic	1,154.0	1,154.5
Diluted	1,157.6	1,160.8
Earnings per share attributable to Amcor Limited
Basic	$0.20	$0.24
Diluted	$0.20	$0.24

See accompanying notes to the unaudited condensed consolidated financial statements.

AMCO-379

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Six Months Ended December 31,
(in millions)	2018	2017
Net income	$242.1	$280.3
Other comprehensive income (loss)
Net gains (losses) on cash flow hedges, net of tax (a)	(4.5)	0.2
Foreign currency translation adjustments, net of tax (b)	12.7	21.5
Net investment hedge of foreign operations, net of tax (c)	(14.1)	—
Pension, net of tax (d)	(30.0)	4.0

Total other comprehensive income (loss), net of tax	(35.9)	25.7

Total comprehensive income	206.2	306.0

Comprehensive (income) attributable to non-controlling interest	(4.2)	(4.8)

Comprehensive income attributable to Amcor Limited	$202.0	$301.2

(a) Tax (expense) benefit related to cash flow hedges	$1.2	$(0.1)
(b) Tax (expense) related to foreign currency translation adjustments	$(2.2)	$(4.2)
(c) Tax benefit related to net investment hedge of foreign operations	$1.4	$—
(d) Tax (expense) related to pension	$(6.3)	$(0.1)

See accompanying notes to the unaudited condensed consolidated financial statements.

AMCO-380

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Unaudited Condensed Consolidated Balance Sheets

	As of
(in millions)	December 31, 2018	June 30, 2018
Assets
Cash and cash equivalents	$490.6	$620.8
Trade receivables, net	1,351.1	1,379.0
Inventories	1,386.8	1,358.8
Prepaid expenses and other current assets	310.3	261.7

Total current assets	3,538.8	3,620.3
Investments in affiliated companies	102.6	116.3
Property, plant and equipment, net	2,616.8	2,698.5
Deferred tax assets	69.7	70.7
Other intangible assets, net	315.2	324.8
Goodwill	2,041.2	2,056.6
Employee benefit asset	36.8	52.5
Other non-current assets	124.5	117.8

Total non-current assets	5,306.8	5,437.2

Total assets	$8,845.6	$9,057.5

Liabilities and shareholders' equity
Current portion of long-term debt	$644.9	$984.1
Short-term debt	1,164.9	1,173.8
Trade payables	1,797.4	1,861.0
Accrued employee costs	222.6	269.3
Other current liabilities	716.3	767.0

Total current liabilities	4,546.1	5,055.2
Long-term debt, less current portion	3,051.5	2,690.4
Deferred tax liabilities	145.0	147.5
Employee benefit obligation	280.0	286.3
Other non-current liabilities	196.2	182.7

Total non-current liabilities	3,672.7	3,306.9

Total liabilities	8,218.8	8,362.1
Contingencies (See note 14)
Ordinary shares, no par value (1,158.1 and 1,158.1 shares issued; 1,157.0 and 1,157.2 shares outstanding at December 31, 2018 and June 30, 2018, respectively)	—	—
Treasury shares, at cost (1.1 and 0.9 shares at December 31, 2018 and June 30, 2018, respectively)	(12.2)	(10.7)
Additional paid-in capital	798.1	784.4
Retained earnings	520.4	561.4
Accumulated other comprehensive loss	(743.5)	(708.5)

Total Amcor Limited shareholders' equity	562.8	626.6
Non-controlling interest	64.0	68.8

Total shareholders' equity	626.8	695.4

Total liabilities and shareholders' equity	$8,845.6	$9,057.5

See accompanying notes to the unaudited condensed consolidated financial statements.

AMCO-381

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity

(in millions)	Ordinary Shares	Treasury Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total Shareholders' Equity
Balance at July 1, 2018	$—	$(10.7)	$784.4	$561.4	$(708.5)	$68.8	$695.4
Net income	—	—	—	237.0	—	5.1	242.1
Other comprehensive (loss)	—	—	—	—	(35.0)	(0.9)	(35.9)
Dividends declared	—	—	—	(278.0)	—	(12.6)	(290.6)
Options exercised and shares vested	—	31.8	(19.6)	—	—	—	12.2
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	(25.1)	25.1	—	—	—	—
Purchase of treasury shares	—	(21.2)	—	—	—	—	(21.2)
Issuance of treasury shares under dividend reinvestment plan	—	13.0	—	—	—	—	13.0
Share-based compensation expense	—	—	8.3	—	—	—	8.3
Change in non-controlling interest	—	—	(0.1)	—	—	3.6	3.5

Balance at December 31, 2018	$—	$(12.2)	$798.1	$520.4	$(743.5)	$64.0	$626.8

Balance at July 1, 2017	$—	$(8.1)	$802.4	$501.8	$(778.1)	$69.6	$587.6
Net income	—	—	—	276.1	—	4.2	280.3
Other comprehensive income	—	—	—	—	25.1	0.6	25.7
Dividends declared	—	—	—	(272.5)	—	(9.7)	(282.2)
Options exercised and shares vested	—	71.8	(45.4)	—	—	—	26.4
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	(39.0)	39.0	—	—	—	—
Purchase of treasury shares	—	(32.0)	—	—	—	—	(32.0)
Share-based compensation expense	—	—	6.4	—	—	—	6.4
Change in non-controlling interest	—	—	—	—	—	(0.2)	(0.2)

Balance at December 31, 2017	$—	$(7.3)	$802.4	$505.4	$(753.0)	$64.5	$612.0

See accompanying notes to the unaudited condensed consolidated financial statements.

AMCO-382

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended December 31,
(in millions)	2018	2017
Cash flows from operating activities
Net income	$242.1	$280.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	187.0	180.7
Net periodic benefit cost	5.3	4.2
Amortization of debt discount and deferred financing costs	2.6	3.1
Amortization of deferred gain on sale and leasebacks	(3.1)	(1.7)
Net gain on disposal of property, plant and equipment	(9.5)	(13.7)
Equity in loss of affiliated companies	6.9	18.2
Net foreign exchange (gain) loss	(5.4)	12.7
Share-based compensation	8.3	6.4
Other, net	(1.0)	2.4
Loss on transition to hyperinflationary accounting for Argentine subsidiaries	19.0	—
Deferred income taxes, net	1.1	(13.7)
Dividends received from affiliated companies	4.7	4.5
Changes in operating assets and liabilities, excluding effect of currency	(223.3)	(327.5)

Net cash provided by operating activities	234.7	155.9

Cash flows from investing activities
(Issuance) of loans to affiliated companies	(0.6)	(1.3)
Investments in affiliated companies	(0.8)	(9.4)
Purchase of property, plant and equipment and other intangible assets	(172.0)	(187.1)
Proceeds from sale of affiliated companies and subsidiaries	0.2	—
Proceeds from sales of property, plant and equipment and other intangible assets	60.3	106.9

Net cash flows used in investing activities	(112.9)	(90.9)

Cash flows from financing activities
Proceeds from issuance of shares	12.0	26.7
Settlement of forward contracts	(28.5)	(39.0)
Purchase of treasury shares	(21.2)	(32.0)
Proceeds from issuance of treasury shares under dividend reinvestment plan	13.0	—
Proceeds from (purchase of) non-controlling interest	3.5	(0.2)
Proceeds from issuance of long-term debt	3,288.7	2,157.0
Repayment of long-term debt	(3,203.9)	(2,276.4)
Net borrowing/(repayment) of short-term debt	(2.3)	244.9
Repayment of lease liabilities	(0.7)	(0.6)
Dividends paid	(290.6)	(282.2)

Net cash flows used in financing activities	(230.0)	(201.8)

Effect of exchange rates on cash and cash equivalents	(22.0)	(4.8)

Net decrease in cash and cash equivalents	(130.2)	(141.6)
Cash and cash equivalents at the beginning of the period	620.8	561.5

Cash and cash equivalents at the end of the period	$490.6	$419.9

Supplemental cash flow information
Interest paid, net of amounts capitalized	$97.9	$84.3
Income tax paid	$62.3	$66.6

See accompanying notes to the unaudited condensed consolidated financial statements.

AMCO-383

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation

        Amcor Limited ("Amcor" or the "Company") is a global packaging company that employs over 33,000 people across 195 sites in more than 40 countries. The Company develops and produces a broad range of packaging products including flexible packaging and rigid plastic containers.

        On August 6, 2018, Amcor and Bemis Company, Inc. ("Bemis") announced that their respective Boards of Directors unanimously approved a definitive agreement under which Amcor will acquire Bemis in an all-share combination. The transaction will be effected at a fixed exchange ratio of 5.1 Amcor shares for each Bemis share, resulting in Amcor and Bemis shareholders owning approximately 71.0% and 29.0% of the combined company, respectively. Closing of the transaction is conditional upon the receipt of regulatory approvals, approval by both Amcor and Bemis shareholders and satisfaction of other customary conditions. Subject to the satisfaction of the conditions to closing, the transaction is targeted to close in the second quarter of calendar year 2019.

        The agreement described above contains certain termination rights for both Amcor and Bemis, including if the transaction is not completed on or before August 6, 2019, subject in certain circumstances to extension to February 6, 2020 if necessary to secure certain regulatory approvals. The agreement provides that Amcor will pay a $130.0 million termination fee to Bemis if, among other things, Amcor terminates the agreement to enter into a superior proposal or if the agreement is terminated following Amcor's Board of Directors changing its recommendation or failing to publicly affirm the board recommendation after receipt of a competing proposal. The agreement also provides that Bemis will pay a $130.0 million termination fee to Amcor under similar circumstances.

        The accompanying unaudited condensed consolidated financial statements have been prepared by Amcor in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") for interim financial information. The condensed consolidated balance sheet of Amcor at June 30, 2018 has been derived from audited financial statements, but the accompanying condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is management's opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair statement of its financial position, results of operations and cash flows. Results for the first six months of the year may not necessarily be indicative of full year results. For further information, refer to the consolidated financial statements for the year ended June 30, 2018.

2. Significant Accounting Policies Update

        The Company's significant accounting policies are detailed in Note 2—Significant Accounting Policies of its consolidated financial statements for the year ended June 30, 2018. Significant changes to the accounting policies are discussed below.

New Revenue Recognition Standard

        In May 2014, the Financial Accounting Standards Board ("FASB") issued new guidance which supersedes current revenue recognition requirements. This guidance is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Amcor adopted the new revenue guidance on July 1, 2018 using the modified retrospective

AMCO-384

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Update (Continued)

application transition method. The Company elected the practical expedient to apply the new revenue standard to only contracts that were not completed as of July 1, 2018. Adoption did not have a material impact on the Company's financial statements, but did impact its disclosures for revenue.

        The Company generates revenue by providing its customers with flexible and rigid plastic packaging serving a variety of markets including food, consumer products and healthcare end markets. The Company enters into umbrella arrangements that outline the terms under which the Company does business with a specific customer. The Company also sells to some customers solely based on purchase orders. The Company has concluded for the vast majority of its revenues, that its contracts with customers are either a purchase order or the combination of a purchase order with an umbrella arrangement. All revenue recognized in the unaudited condensed consolidated income statement is considered to be revenue from contracts with customers.

        The Company typically satisfies the obligation to provide packaging to customers at a point in time upon shipment or delivery when control is transferred to customers. Revenue is recognized net of allowances for returns and customer claims and any taxes collected from customers, which are subsequently remitted to governmental authorities. Contract assets and contract liabilities are not material to the Company's financial position. The Company disaggregates revenue based on geography and by major products. Disaggregation of revenue is presented in Note 4—Reporting Segment Information.

Significant Judgments

        Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Amcor provides packaging materials to its customers based on contracts that may contain several elements but for the vast majority of contracts, these elements represent only one single performance obligation for which revenue is recognized at the point in time when the customer obtains control over the packaging goods.

        There are arrangements where, in agreement with the customer, Amcor produces goods well in advance of delivery. Typically, control over these goods will remain with Amcor until shipment or when the customer takes physical possession of the goods and the right to payment arises only at the point in time when control over the goods is transferred to the customer.

        The Company may be entitled to variable consideration in several forms which are determined through its agreements with customers. The Company can offer prompt payment discounts, sales rebates or other incentive payments to customers. Sales rebates and other incentive payments are typically awarded upon achievement of certain performance metrics, including volume. The Company utilizes forecasted sales data and rebate percentages specific to each customer agreement and updates its judgment of the amounts to which the customer is entitled each period.

Practical Expedients

        The Company sells primarily through its direct sales force. Any external sales commissions are expensed when incurred because the amortization period would be one year or less. External sales commission expense is included in sales and marketing expense in its unaudited condensed consolidated income statements.

AMCO-385

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Update (Continued)

        The Company accounts for shipping and handling activities as fulfillment costs. Accordingly, shipping and handling costs are included in cost of goods sold. When shipping and handling costs are included in the sales price charged to customers, they are recognized in net sales.

        The Company excluded from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected from the customer, including sales taxes, value added taxes, excise taxes and use taxes. Accordingly, the tax amounts are excluded from net sales.

Argentina Highly Inflationary Accounting

        A highly inflationary economy is defined as an economy with a cumulative inflation rate of approximately 100 percent or more over a three-year period. If a country's economy is classified as highly inflationary, the financial statements of the foreign entity operating in that country must be remeasured to the functional currency of the reporting entity. As of June 30, 2018, the Argentine economy was designated as highly inflationary for accounting purposes. Accordingly, beginning July 1, 2018, the Company began reporting the financial results of its subsidiaries with a functional currency of Argentine Peso at the functional currency of the parent, which is the U.S. dollar. The transition to highly inflationary accounting resulted in an operating loss of $19.0 million ($18.9 million loss before tax) that was reflected on the unaudited condensed consolidated statement of income for the six months ended December 31, 2018.

SEC Disclosure Update and Simplification

        In August 2018, the SEC adopted final rules under SEC Release No. 33-10532, Disclosure Update and Simplification ("DUSTR"), amending and expanding certain disclosure requirements. The DUSTR rules became effective on November 5, 2018 and must be applied to any filings after that date. The rules require, among other things, that registrants include in their interim financial statements a reconciliation of changes in shareholders' equity in the notes or as a separate statement that reconciles the beginning balance to the ending balance of each caption in shareholders' equity for each period for which an income statement is required to be filed. The Company applied the new SEC disclosure requirements to these unaudited condensed consolidated financial statements.

3. Accounting Pronouncements Not Yet Adopted

        In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases. This ASU will require a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. The guidance also requires a lessee to recognize a single lease cost, calculated so the cost of the lease is allocated over the lease term, generally on a straight-line basis. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2018 and interim periods within those annual periods. Early adoption is permitted for all entities. In July 2018, the FASB issued ASU 2018-11, which provides an additional transition method to adopt ASU 2016-02. Under the new transition method, an entity initially applies the new leases standard at the adoption date versus at the beginning of the earliest period presented and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company expects to elect this transition method at the adoption date of July 1, 2019.

AMCO-386

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

3. Accounting Pronouncements Not Yet Adopted (Continued)

        The Company reviewed the details of approximately 3,000 lease contracts. This assessment showed that more than 90% of the value of lease assets relates to approximately 160 property leases, with the remaining 10% of the value relating to information technology, vehicle and equipment leases. The impact of applying Accounting Standards Codification ("ASC") Topic 842 will depend on the structure of the Company's portfolio of leased assets at the time of adoption and discount rates applicable at that time. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements and it is expected that a material amount of lease assets and liabilities will be recorded on its consolidated balance sheet.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities, which simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. For public business entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This guidance will be effective for the Company on July 1, 2019 using the modified respective approach, with the exception of presentation and disclosure guidance which will be adopted prospectively. The Company does not expect the standard to have a material impact on its consolidated financial statements.

        In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU requires the Company to disclose a description of the Company's accounting policy for releasing income tax effects from accumulated other comprehensive income and whether the Company elects to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act ("The Act"), along with information about other income tax effects that are reclassified. For all entities, the guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for periods for which financial statements have not yet been issued. Entities can choose whether to apply the amendments retrospectively to each period in which the effect of The Act is recognized or to apply the amendments in the period of adoption. This guidance will be effective for the Company on July 1, 2019. The Company does not expect the standard to have a material impact on its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU requires financial assets or a group of financial assets measured at amortized cost basis to be presented at the net amount expected to be collected when finalized. The allowance for credit losses is a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. This guidance affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance will be effective for the Company on July 1, 2020 and will be adopted using the modified retrospective approach. The Company is currently assessing the impact that the adoption of this new guidance will have on its consolidated financial statements.

AMCO-387

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

4. Reporting Segment Information

        The Company's business is organized and presented in the two reportable segments outlined below:

        Flexibles:    Consists of operations that manufacture flexible and film packaging in the food and beverage, medical and pharmaceutical, fresh produce, snack food, personal care and other industries.

        Rigid Plastics:    Consists of operations that manufacture rigid plastic containers for a broad range of predominantly beverage and food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care item and plastic caps for a wide variety of applications.

        Other consists of the Company's equity method investments, undistributed corporate expenses, intercompany eliminations and other business activities.

        The Company's chief operating decision maker, the Global Management Team ("GMT"), evaluates performance and allocates resources based on adjusted operating income. The Company defines adjusted operating income as operating income adjusted to eliminate the impact of certain items that the Company does not consider indicative of its ongoing operating performance and to include equity in income of affiliated companies. The GMT consists of the Managing Director and Chief Executive Officer and his direct reports and provides strategic direction and management oversight of the day to day activities of the Company.

        The accounting policies of the reportable segments are the same as those in the unaudited condensed consolidated financial statements. The Company also has investments in operations in AMVIG that are accounted for under the equity method of accounting and, accordingly, those results are not included in segment net sales.

        The tables below present information about reportable segments:

	Six Months Ended December 31, 2018
($ in millions)	Flexibles	Rigid Plastics	Other	Total
Net sales	$3,141.2	$1,408.4	$—	$4,549.6
Intersegment sales	0.6	—	—	0.6

Net sales including intersegment sales	$3,141.8	$1,408.4	$—	$4,550.2

Operating income (loss)	$367.7	$98.8	$(63.5)	$403.0
Rigid restructuring costs	—	37.7	—	37.7
Equity in (loss) of affiliated companies	—	—	(6.9)	(6.9)
Impairment of investments in affiliated companies	—	—	13.9	13.9
Impact of highly inflationary accounting in Argentina	2.5	16.5	—	19.0
Net legal settlements	—	—	(15.5)	(15.5)
Merger transaction costs	1.1	0.7	33.3	35.1

Adjusted operating income (loss)	$371.3	$153.7	$(38.7)	$486.3

AMCO-388

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

4. Reporting Segment Information (Continued)

	Six Months Ended December 31, 2017
($ in millions)	Flexibles	Rigid Plastics	Other	Total
Net sales	$3,166.4	$1,335.8	$—	$4,502.2
Intersegment sales	2.1	—	—	2.1

Net sales including intersegment sales	$3,168.5	$1,335.8	$—	$4,504.3

Operating income (loss)	$375.8	$139.5	$(39.6)	$475.7
Flexibles restructuring costs	11.5	—	—	11.5
Equity in (loss) of affiliated companies	—	—	(18.2)	(18.2)
Impairment of investments in affiliated companies	—	—	25.3	25.3

Adjusted operating income (loss)	$387.3	$139.5	$(32.5)	$494.3

        Sales by major product were:

		Six Months Ended December 31,
($ in millions)	Segment	2018	2017
Films and other flexible products	Flexibles	$2,528.4	$2,561.5
Specialty flexible folding cartons	Flexibles	612.8	604.9
Containers, preforms and closures	Rigid Plastics	1,408.4	1,335.8

Net sales		$4,549.6	$4,502.2

        The following tables disaggregate net sales information by geography in which the Company operates:

	Six Months Ended December 31, 2018
($ in millions)	Flexibles	Rigid Plastics	Total
North America	$377.1	$1,107.5	$1,484.6
Latin America	258.4	300.9	559.3
Europe	1,818.2	—	1,818.2
Asia Pacific	687.5	—	687.5

Net sales(1)	$3,141.2	$1,408.4	$4,549.6

AMCO-389

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

4. Reporting Segment Information (Continued)

	Six Months Ended December 31, 2017
($ in millions)	Flexibles	Rigid Plastics	Total
North America	$374.0	$1,056.7	$1,430.7
Latin America	267.5	279.1	546.6
Europe	1,831.9	—	1,831.9
Asia Pacific	693.0	—	693.0

Net sales(1)	$3,166.4	$1,335.8	$4,502.2

(1)
Net sales were attributed to geography based on the location of Amcor businesses.

5. Balance Sheet Information

        Trade receivables, net are summarized as follows:

($ in millions)	December 31, 2018	June 30, 2018
Trade receivables	$1,040.6	$1,060.3
Trade receivables factored(1)	328.2	335.6
Less: allowance for doubtful accounts	(17.7)	(16.9)

Total trade receivables, net	$1,351.1	$1,379.0

(1)
None of the factoring arrangements the Company entered into qualified as true sales and thus the proceeds received from these arrangements were accounted for as secured borrowings and recorded in the unaudited condensed consolidated balance sheets within short-term debt rather than as a reduction of trade receivables, net.

        Inventories are summarized as follows:

($ in millions)	December 31, 2018	June 30, 2018
Raw materials and supplies	$663.6	$640.8
Work in process	183.2	200.9
Finished goods	602.9	573.0
Less: inventory reserves	(62.9)	(55.9)

Total inventories	$1,386.8	$1,358.8

6. Restructuring Related Costs

Rigid Plastics

        On August 21, 2018, the Company announced a restructuring program in Amcor Rigid Plastics aimed at reducing structural costs and optimizing the footprint. The program includes the closures of

AMCO-390

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

6. Restructuring Related Costs (Continued)

manufacturing facilities and headcount reductions to achieve manufacturing footprint optimization and productivity improvements as well as overhead cost reductions.

        Total after-tax costs are expected to be between $50.0 million and $60.0 million (pre-tax $60.0 million and $70.0 million) with the main component being cost to exit manufacturing facilities and employee related costs. The Company expects that approximately $45.0 million of the cost will result in cash expenditure with the balance being non-cash charges such as impairment of assets. Cash payments in the six months ended December 31, 2018 were $13.4 million. The remaining cash payment for fiscal year 2019 is expected to be between $15.0 million and $20.0 million. The restructuring program is expected to be substantially completed by the end of the fiscal year ending June 30, 2019.

Flexibles

        On June 9, 2016, the Company announced a major initiative to optimize the cost base and drive earnings growth in the Flexibles segment. This initiative was designed to accelerate the pace of adapting the organization within developed markets through footprint optimization to better align capacity with demand, increase utilization and improve the cost base and streamlining the organization and reducing complexity, particularly in Europe, to enable greater customer focus and speed to market.

        As part of the restructuring program, the Company has closed eight manufacturing facilities and reduced headcount at certain facilities. The Company's total pre-tax restructuring costs are approximately $230.8 million, with approximately $166.7 million in employee termination costs, $31.4 million in fixed asset impairment costs and $32.7 million in other costs, which primarily represent the cost to dismantle equipment and terminate existing lease contracts. Total cash payments under the program up to June 30, 2018 were $166.2 million with a further $8.0 million paid in the six months ended December 31, 2018. The remaining cash payment for fiscal year 2019 is expected to be between $15.0 million and $20.0 million. The restructuring program is expected to be completed by the end of the fiscal year ending June 30, 2019.

Amcor consolidated

        The total costs incurred from the beginning of the Company's restructuring programs and estimated future costs are as follows:

($ in millions)	Flexibles Program	Rigid Plastics Program	Other(1)	Total Restructuring Related Costs
Fiscal year 2016 net charges to earnings	$81.0	$—	$12.0	$93.0
Fiscal year 2017 net charges to earnings	135.4	—	7.8	143.2
Fiscal year 2018 net charges to earnings	14.4	—	25.8	40.2
Fiscal year 2019 year to date net charges to earnings	—	37.7	14.7	52.4

Expense incurred to date	$230.8	$37.7	$60.3	$328.8

(1)
The Company entered into other individually immaterial restructuring programs. The Company's total incurred restructuring charge for these programs primarily relates to the Flexibles segment.

AMCO-391

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

6. Restructuring Related Costs (Continued)

        The estimated expense in future periods related to the Flexibles Restructuring Program is expected to be nil and the estimated pre-tax expense related to the Rigid Plastics Restructuring Program is expected to be between $25.0 million and $35.0 million.

        An analysis of the Company's restructuring program liability is as follows:

($ in millions)	Employee Termination Costs	Fixed Asset Impairment Costs	Other Costs	Total Restructuring Related Costs
Liability balance at June 30, 2018	$35.1	$—	$—	$35.1
Net charges to earnings	25.7	19.8	6.9	52.4
Cash paid	(33.7)	—	(4.4)	(38.1)
Non-cash and other	(1.2)	(19.8)	—	(21.0)
Foreign currency translation	(0.3)	—	—	(0.3)

Liability balance at December 31, 2018	$25.6	$—	$2.5	$28.1

        During the six months ended December 31, 2018, certain fixed assets within the Rigid Plastic segment were determined to have no alternative uses and, as such, have been fully impaired.

        The costs related to restructuring activities have been presented on the unaudited condensed consolidated income statements as restructuring related costs. The accruals related to restructuring activities have been recorded on the unaudited condensed consolidated balance sheets under other current liabilities.

7. Fair Value Measurements

        The fair values of the Company's financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

        The Company's non-derivative financial instruments primarily include cash and cash equivalents, trade receivables, trade payables, short-term debt and long-term debt. At December 31, 2018 and June 30, 2018, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.

        The fair value of long-term debt with variable interest rates approximates its carrying value. The fair value of the Company's long-term debt with fixed interest rates is based on market prices, if available, or expected future cash flows discounted at the current interest rate for financial liabilities with similar risk profiles. The carrying values and estimated fair values of long-term debt with fixed interest rates (excluding capital leases) were as follows:

	December 31, 2018		June 30, 2018
($ in millions)	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
Total long-term debt with fixed interest rates (excluding capital leases)	$2,473.8	$2,486.4	$2,781.9	$2,841.5

AMCO-392

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

7. Fair Value Measurements (Continued)

        The Company repaid $300.0 million of US dollar Notes due in December 2018, which were included in the table above as of June 30, 2018. The Company drew down on its European Syndicated Facility to repay these notes.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

        Additionally, the Company measures and records certain assets and liabilities, including derivative instruments and contingent purchase consideration liabilities, at fair value. The following table summarizes the fair value of these instruments, which are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Forward exchange contracts	$—	$7.5	$—	$7.5
Interest rate swaps	—	21.6	—	21.6

Total assets measured at fair value	$—	$29.1	$—	$29.1

Liabilities:
Contingent purchase consideration liabilities	$—	$—	$13.5	$13.5
Commodity contracts	—	4.7	—	4.7
Forward exchange contracts	—	8.4	—	8.4
Interest rate swaps	—	0.5	—	0.5

Total liabilities measured at fair value	$—	$13.6	$13.5	$27.1

	June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Commodity contracts	$—	$1.6	$—	$1.6
Forward exchange contracts	—	7.2	—	7.2
Interest rate swaps	—	22.3	—	22.3

Total assets measured at fair value	$—	$31.1	$—	$31.1

Liabilities:
Contingent purchase consideration liabilities	$—	$—	$14.6	$14.6
Commodity contracts	—	0.5	—	0.5
Forward exchange contracts	—	6.6	—	6.6
Interest rate swaps	—	1.3	—	1.3

Total liabilities measured at fair value	$—	$8.4	$14.6	$23.0

        The fair value of the commodity contracts was determined using a discounted cash flow analysis based on the terms of the contracts and observed market forward prices discounted at a currency-specific rate. Forward exchange contract fair values were determined based on quoted prices for similar assets and liabilities in active markets using inputs such as currency rates and forward points. The fair

AMCO-393

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

7. Fair Value Measurements (Continued)

value of the interest rate swaps was determined using a discounted cash flow method based on market-based swap yield curves, taking into account current interest rates.

        The fair value of the contingent purchase consideration liabilities was determined for each arrangement individually. The fair value was determined using the income approach with significant inputs that are not observable in the market. Key assumptions include the discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life for changes in risks and probabilities.

        The fair value of contingent purchase consideration liabilities is included in other current liabilities and other non-current liabilities in the unaudited condensed consolidated balance sheets. The change in fair value of the contingent purchase consideration liabilities, which was included in other income, net is due to the passage of time and changes in the probability of achievement used to develop the estimate.

8. Derivative and Non-Derivative Instruments

        Amcor periodically uses derivatives and other financial instruments to hedge exposures to interest rate, commodity and currency risks. The Company does not hold or issue financial instruments for speculative or trading purposes. For hedges that meet the hedge accounting criteria, the Company, at inception, formally designates and documents the instrument as a fair value hedge or a cash flow hedge of a specific underlying exposure. On an ongoing basis, the Company assesses and documents that its hedges have been and are expected to continue to be highly effective.

Interest Rate Risk

        The Company's policy is to manage exposure to interest rate risk by maintaining a mixture of fixed-rate and variable-rate debt, monitoring global interest rates and, where appropriate, hedging floating interest rate exposure or debt at fixed interest rates through the use of interest rate swaps. For interest rate swaps that are accounted for as fair value hedges, changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense. For interest rate swaps that are accounted for as cash flow hedges, the effective portion of the changes in fair value of these interest rate swaps is recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same financial statement line item and in the same period or periods as the related hedged item is recognized. The ineffective portion is immediately recognized in the consolidated income statements under other non-operating income (loss), net. Changes in the fair value of interest rate swaps that have not been designated as hedging instruments are reported in the accompanying unaudited condensed consolidated income statements under other non-operating income (loss), net.

        During the six months ended December 31, 2018, the Company entered into a receive-variable/pay-fixed interest rate swap with a notional amount of $75.0 million. The Company designated this instrument as a cash flow hedge. As of December 31, 2018 and June 30, 2018, the total notional amount of the Company's receive-fixed/pay-variable interest rate swaps accounted for as fair value hedges was $443.4 million and $586.7 million, respectively.

AMCO-394

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

8. Derivative and Non-Derivative Instruments (Continued)

Foreign Currency Risk

        Amcor manufactures and sells its products and finances operations in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The purpose of the Company's foreign currency hedging program is to manage the volatility associated with the changes in exchange rates.

        To manage this exchange rate risk, the Company utilizes forward contracts. Contracts that qualify for hedge accounting are designated as cash flow hedges of certain forecasted transactions denominated in foreign currencies. The effective portion of the changes in fair value of these instruments is reported in Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion is immediately recognized in the unaudited condensed consolidated income statements. Changes in the fair value of forward contracts that have not been designated as hedging instruments are reported in the accompanying unaudited condensed consolidated income statements.

        As of December 31, 2018 and June 30, 2018, the notional amount of the outstanding forward contracts was $919.6 million and $1,110.2 million, respectively.

        During the six months ended December 31, 2018, the Company manages its currency exposure related to the net assets of its foreign operations primarily through borrowings denominated in the relevant currency. Foreign currency gains and losses from the remeasurement of external borrowings designated as net investment hedges of a foreign operation are recognized in AOCI, to the extent that the hedge is effective. The ineffective portion is immediately recognized in other non-operating income (loss), net in the unaudited condensed consolidated income statements. When a hedged net investment is disposed of, a percentage of the cumulative amount recognized in AOCI in relation to the hedged net investment is recognized in the unaudited condensed consolidated income statements as part of the profit or loss on disposal.

        At the beginning of fiscal year 2019, the Company designated non-derivative instruments with a carrying value of $1,430.6 million as foreign currency net investment hedges. During the three months ended December 31, 2018, the Company de-designated €850.0 million of its Euro-denominated notes, which were previously designated as a net investment hedge in its European subsidiaries. The portion of the net investment hedge recorded through the point of de-designation is included in AOCI and will be reclassified into earnings only upon the sale or liquidation of the related subsidiaries. In addition, during the three months ended December 31, 2018, the Company settled loans that were denominated in NZD and HKD, of which NZD 95.0 million and HKD 174.6 million, respectively, were previously designated as net investment hedges. The net investment hedges recorded through the point of settlement are included in AOCI and will be reclassified into earnings only upon the sale or liquidation of the related subsidiaries.

        The Company did not have any effective net investment hedges in place during the six months ended December 31, 2017.

AMCO-395

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

8. Derivative and Non-Derivative Instruments (Continued)

Commodity Risk

        Certain raw materials used in the Amcor's production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility in earnings due to price fluctuations, the Company utilizes fixed price swaps. Information about commodity price exposure is derived from supply forecasts submitted by customers and these exposures are hedged by a central treasury unit. Changes in the fair value of commodity hedges are recognized in AOCI. The cumulative amount of the hedge is recognized in the unaudited condensed consolidated income statements when the forecast transaction is realized.

        At December 31, 2018 and June 30, 2018, the Company had the following outstanding commodity contracts that were entered into to hedge forecasted purchases:

	December 31, 2018	June 30, 2018
Commodity	Volume	Volume
Aluminum	32,540 tons	18,239 tons

AMCO-396

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

8. Derivative and Non-Derivative Instruments (Continued)

        The following tables provide the location of derivative instruments in the unaudited condensed consolidated balance sheets:

($ in millions)	Balance Sheet Location	December 31, 2018	June 30, 2018
Assets
Derivatives in cash flow hedging relationships
Commodity contracts	Other current assets	$—	$1.6
Forward exchange contracts	Other current assets	2.4	0.7
Derivatives not designated as hedging instruments
Forward exchange contracts	Other current assets	5.1	6.5

Total current derivative contracts		7.5	8.8
Derivatives in fair value hedging relationships
Interest rate swaps	Other non-current assets	21.6	22.3

Total non-current derivative contracts		21.6	22.3

Total derivative asset contracts		$29.1	$31.1

Liabilities
Derivatives in cash flow hedging relationships
Commodity contracts	Other current liabilities	$4.7	$0.5
Forward exchange contracts	Other current liabilities	2.8	1.7
Interest rate swaps	Other current liabilities	0.1	—
Derivatives not designated as hedging instruments
Forward exchange contracts	Other current liabilities	5.6	4.9

Total current derivative contracts		$13.2	$7.1

Derivatives in fair value hedging relationships
Interest rate swaps	Other non-current liabilities	0.4	1.3

Total non-current derivative contracts		0.4	1.3

Total derivative liability contracts		$13.6	$8.4

        In addition to the fair value associated with derivative instruments noted in the table above, the Company had a carrying value of $282.0 million and nil associated with non-derivative instruments designated as foreign currency net investment hedges as of December 31, 2018 and June 30, 2018, respectively. The designated foreign currency-denominated debt is included in long-term debt in the unaudited condensed consolidated balance sheet.

        Certain derivative financial instruments are subject to master netting arrangements and are eligible for offset. The Company has made an accounting policy election not to offset the fair values of these instruments within the unaudited condensed consolidated balance sheets.

AMCO-397

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

9. Supplemental Income Statement Information

Other Income, net

        Other income, net consists of the following:

	Six Months Ended December 31,
($ in millions)	2018	2017
Net gain on disposal of property, plant and equipment	$9.5	$13.7
Amortization of deferred gain on sale and leasebacks	3.1	1.7
Net legal settlements	15.5	—
Other(1)	13.8	11.4

Total other income, net	$41.9	$26.8

(1)
Other principally includes royalties, rebates, dividend income, foreign exchange gains (losses) and other non-core income.

Other Non-Operating Income (Loss), net

        Other non-operating income (loss), net consists of the following:

	Six Months Ended December 31,
($ in millions)	2018	2017
Foreign currency remeasurement on loans	$0.7	$(12.5)
Pension gains (losses)	2.5	4.0
Gains (losses) on non-designated interest rate swaps	(0.1)	—

Total other non-operating income (loss), net	$3.1	$(8.5)

10. Components of Net Periodic Benefit Cost

        Net periodic benefit cost for benefit plans includes the following components:

	Six Months Ended December 31,
($ in millions)	2018	2017
Service cost	$7.8	$8.2
Interest cost	13.4	13.8
Expected return on plan assets	(16.6)	(19.2)
Amortization of net loss	2.0	2.6
Amortization of prior service credit	(1.0)	(1.0)
Curtailment cost (credit)	(0.3)	(0.2)

Net periodic benefit cost	$5.3	$4.2

AMCO-398

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Components of Net Periodic Benefit Cost (Continued)

        Service cost is included in operating income. All other components of net periodic benefit cost other than service cost are recorded within other non-operating income (loss), net.

11. Income Taxes

        The Company computes its provision for income taxes by applying the estimated annual effective tax rate to year to date income before income taxes and equity in income of affiliated companies and adjusts for discrete tax items recorded in the period.

	Six Months Ended December 31,
($ in millions)	2018	2017
Income tax expense	$52.8	$71.7
Effective income tax rate	17.5%	19.4%

        Income tax expense for the six months ended December 31, 2018 was lower compared to the same period in 2017, decreasing by 26.3%, or $18.9 million, from $71.7 million to $52.8 million. The reduction was primarily driven by a reduction in the income before income taxes and equity in income of affiliated companies of $68.4 million, together with benefits related to the updated provisional estimate of the transition tax calculation related to the Act.

        The Act was enacted in December 2017. ASC 740, Accounting for Income Taxes, requires companies to recognize the effects of tax law changes in the period of enactment. The Act includes significant changes in U.S. tax law, including a reduction in the corporate tax rates and the creation of a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of U.S.-held subsidiaries. Due to the timing of the new tax law and the substantial changes it brings, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for The Act. The Company recognized the provisional tax impacts related to deemed repatriated earnings and the revaluation of deferred tax assets and liabilities in its consolidated financial statements for the six months ended December 31, 2017.

        The measurement period under SAB 118 ended during the six months ended December 31, 2018, and the Company's accounting for the income tax effects of the Act has been refined based on currently available guidance. The net reduction in the transition tax estimate was due primarily to the issuance of IRC Section 965 regulations and further refinements to the underlying calculations and source data. Despite the completion of the Company's accounting for the Act under SAB 118, many aspects of the law remain unclear, and the Company expects ongoing guidance to be issued at both the US federal and state levels. The Company will continue to monitor and assess the impact of any new developments.

AMCO-399

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

12. Changes in Shareholders' Equity

        The changes in ordinary and treasury shares during the six months ended December 31, 2018 and 2017 were as follows:

	Ordinary shares		Treasury shares
(shares and $ in millions)	Number of shares	Amount	Number of shares	Amount
Balance at July 1, 2018	1,158.1	$—	0.9	$(10.7)
Options exercised and shares vested	—	—	(3.1)	31.8
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	—	2.5	(25.1)
Purchase of treasury shares	—	—	2.1	(21.2)
Issuance of treasury shares under dividend reinvestment plan	—	—	(1.3)	13.0

Balance at December 31, 2018	1,158.1	$—	1.1	$(12.2)

Balance at July 1, 2017	1,158.1	$—	0.7	$(8.1)
Options exercised and shares vested	—	—	(5.6)	71.8
Settlement of forward contracts to purchase own equity to meet share base incentive plans, net of tax	—	—	3.0	(39.0)
Purchase of treasury shares	—	—	2.5	(32.0)

Balance at December 31, 2017	1,158.1	$—	0.6	$(7.3)

        The changes in the components of accumulated other comprehensive income (loss) during the six months ended December 31, 2018 and 2017 were as follows:

($ in millions)	Foreign Currency Translation (Net of Tax)	Net Investment Hedge (Net of Tax)	Pension (Net of Tax)	Effective Derivatives (Net of Tax)	Total Accumulated Other Comprehensive Income (Loss)
Balance at July 1, 2018	$(669.3)	$—	$(30.6)	$(8.6)	$(708.5)
Other comprehensive income (loss) before reclassifications	13.6	(14.1)	(30.7)	(4.9)	(36.1)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	0.7	0.4	1.1

Balance at December 31, 2018	$(655.7)	$(14.1)	$(60.6)	$(13.1)	$(743.5)

Balance at July 1, 2017	$(713.3)	$—	$(58.2)	$(6.6)	$(778.1)
Other comprehensive income (loss) before reclassifications	20.9	—	2.8	1.3	25.0
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	1.2	(1.1)	0.1

Balance at December 31, 2017	$(692.4)	$—	$(54.2)	$(6.4)	$(753.0)

AMCO-400

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

13. Earnings per share

        The Company applies the two-class method when computing its earnings per share ("EPS"), which requires that net income per share for each class of share be calculated assuming 100% of the Company's net income is distributed as dividends to each class of share based on their contractual rights.

        Basic EPS is computed by dividing net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding after excluding the ordinary shares to be repurchased using forward contracts. Diluted EPS includes the effects of share options, restricted shares, performance rights, performance shares and share rights, if dilutive.

	Six Months Ended December 31,
(in millions, except per share amounts)	2018	2017
Net income attributable to Amcor	$237.0	$276.1
Distributed and undistributed earnings attributable to shares to be repurchased	(0.5)	(0.7)

Net income available to ordinary shareholders of Amcor—basic and diluted	$236.5	$275.4

Weighted-average ordinary shares outstanding	1,156.5	1,157.3
Weighted-average ordinary shares to be repurchased by Amcor	(2.5)	(2.8)

Weighted-average ordinary shares outstanding for EPS—basic	1,154.0	1,154.5
Effect of dilutive securities	3.6	6.3

Weighted-average ordinary shares outstanding for EPS—diluted	1,157.6	1,160.8

Basic earnings per ordinary share	$0.20	$0.24
Diluted earnings per ordinary share	$0.20	$0.24
Cash dividends declared per share	$0.24	$0.24

        Certain outstanding share options were excluded from the diluted earnings per share calculation because they were anti-dilutive. The excluded share options represented an aggregate of 7.5 million and 1.1 million shares in the six months ended December 31, 2018 and 2017, respectively.

14. Contingencies

        The Company's operations in Brazil are involved in various governmental assessments, principally related to claims for excise and income taxes. The Company does not believe that the ultimate resolution of these matters will materially impact the Company's consolidated results of operations, financial position or cash flows. Under customary local regulations, the Company's Brazilian subsidiaries may need to post cash or other collateral if the process to challenge any administrative assessment proceeds to the Brazilian court system; however, the level of cash or collateral already pledged or potentially required to be pledged would not significantly impact the liquidity of Amcor. As of December 31, 2018, the Company has recorded an accrual of $15.9 million included in other non-current liabilities in the unaudited condensed consolidated balance sheet and has estimated a reasonably possible loss exposure in excess of the accrual of $23.0 million. The litigation process is subject to many uncertainties and the outcome of individual matters cannot be accurately predicted. The Company's assessments are based on its knowledge and experience, but the ultimate outcome of any of these matters may differ from the Company's estimates.

AMCO-401

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

14. Contingencies (Continued)

        As of December 31, 2018, Amcor provided letters of credit of $44.9 million and deposited cash of $13.6 million with the courts to continue to defend the cases.

15. Equity Method Investments

        The Company reviews its investment in affiliated companies for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Due to impairment indicators present as of December 31, 2018, the Company performed an impairment test by comparing the carrying value of its investment in AMVIG to its fair value, which was determined based on AMVIG's quoted share price. The fair value of the investment was below its carrying value as of December 31, 2018, and as of December 31, 2017, and thus the Company recorded other-than-temporary impairments of $13.9 million and $25.3 million, respectively, to bring the value of its investment to fair value.

16. Subsequent Events

Dividends Declared

        On February 11, 2019, the Company's Board of Directors declared a semi-annual dividend of $0.215 per ordinary share outstanding. This dividend of approximately $249.0 million is expected to be paid on April 1, 2019.

AMCO-402

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Annex A

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

AMCOR LIMITED
("Amcor")

ARCTIC JERSEY LIMITED
("New Holdco")

ARCTIC CORP.
("Merger Sub")

—and—

BEMIS COMPANY, INC.
("Bemis")

dated as of August 6, 2018

AMCO-403

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

A-i

AMCO-404

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

A-ii

AMCO-405

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibits
A	Scheme Conditions
B	Required Governmental Consents
C	Form of Deed Poll
D	Form of Scheme of Arrangement
E	Provisions of New Holdco Memorandum of Association and Articles of Association

A-iii

AMCO-406

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

TRANSACTION AGREEMENT

        This TRANSACTION AGREEMENT (this "Agreement"), dated as of August 6, 2018, is entered into by and among Amcor Limited, an Australian public company limited by shares ("Amcor"), Arctic Jersey Limited, a limited company incorporated under the Laws of the Bailiwick of Jersey and a Subsidiary of Amcor ("New Holdco"), Arctic Corp., a Missouri corporation and wholly owned Subsidiary of New Holdco ("Merger Sub"), and Bemis Company, Inc., a Missouri corporation ("Bemis"). Amcor, New Holdco, Merger Sub and Bemis are each sometimes referred to herein as a "Party" and collectively as the "Parties."

RECITALS

        WHEREAS, Bemis and Amcor wish to effect a strategic transaction;

        WHEREAS, in furtherance thereof, the Parties propose that, upon the terms and subject to the conditions set forth herein and in the Deed Poll: (a) pursuant to the Scheme, each issued and outstanding ordinary share, no par value, of Amcor (the "Amcor Shares") will be exchanged for one New Holdco CHESS Depositary Instrument (a "CDI"), with each CDI representing a beneficial ownership interest (but not legal title) in one ordinary share, par value £0.01,of New Holdco (a "New Holdco Share"), or, at the election of the holder of an Amcor Share, one New Holdco Share (the "Scheme Consideration"), and (b) as promptly as reasonably practicable following the Scheme Implementation, Merger Sub shall merge with and into Bemis (the "Merger"), with Bemis surviving the Merger as a wholly owned Subsidiary of New Holdco, pursuant to which each share of common stock, par value $0.10 per share, of Bemis (the "Bemis Shares"), other than the Bemis Excluded Shares, shall be converted into the right to receive 5.1 New Holdco Shares.

        WHEREAS, the board of directors of Bemis (the "Bemis Board of Directors") has unanimously adopted resolutions (a) declaring that this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Scheme) (the "Transactions") are advisable and fair to, and in the best interests of, Bemis and the Bemis Shareholders, (b) approving this Agreement and the Transactions, (c) authorizing the execution, delivery and performance of this Agreement, (d) directing that this Agreement (which constitutes the plan of merger, as such term is used in Section 351.410 of The General and Business Corporation Law of Missouri (the "Missouri Code")) be submitted to a vote at the Bemis Special Meeting and (e) recommending that the Bemis Shareholders approve this Agreement (the "Bemis Board Recommendation");

        WHEREAS, the board of directors of Amcor (the "Amcor Board of Directors") has unanimously adopted resolutions (a) declaring that this Agreement and the consummation of the Transactions are in the best interests of Amcor and the Amcor Shareholders, (b) approving this Agreement and the Transactions, (c) authorizing the execution, delivery and performance of this Agreement, (d) directing that the Scheme be submitted to the Court and to the Amcor Shareholders for consideration and (e) recommending that the Amcor Shareholders vote in favor of the Scheme (the "Amcor Board Recommendation");

        WHEREAS, the board of directors of New Holdco (the "New Holdco Board") and Amcor, as the majority shareholder of New Holdco, have approved this Agreement, the Deed Poll and the Transactions;

        WHEREAS, the board of directors of Merger Sub has unanimously adopted resolutions (a) declaring that this Agreement and the consummation of the Transactions are advisable and fair to, and in the best interests of, Merger Sub and its sole shareholder, New Holdco, (b) approving this Agreement and the Transactions, (c) authorizing the execution, delivery and performance of this Agreement, (d) directing that this Agreement (which constitutes the plan of merger under the Missouri Code) be submitted to its sole shareholder, New Holdco, for approval and (e) recommending that its

AMCO-407

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

sole shareholder, New Holdco, approve this Agreement, and New Holdco has approved this Agreement and the Transactions as the sole shareholder of Merger Sub;

        WHEREAS, for U.S. federal income Tax purposes, it is the intent of the parties that (i) the Merger qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), (ii) the Merger and the Scheme, taken together, qualify as an exchange described in Section 351(a) of the Code, and (iii) the Merger not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of New Holdco following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)) (clauses (i), (ii) and (iii), collectively, the "Intended Tax Treatment"), and that this Agreement constitutes, and is adopted as, a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g); and

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.

THE SCHEME

        Section 1.1    The Scheme.     Amcor agrees that it will put the Scheme to the Amcor Shareholders in the manner and on the terms set forth in this Agreement. Except in connection with a termination of this Agreement in accordance with Article VIII, Amcor and New Holdco shall perform their obligations under the Scheme and the Deed Poll and, prior to the Scheme Closing, neither Amcor nor New Holdco will amend or modify the Scheme or the Deed Poll, or agree to any conditions being made by the Court in relation to the Scheme (including under subsection 411(6) of the Australian Act), without the prior written consent of Bemis, such consent not to be unreasonably withheld, conditioned or delayed unless the effect of such modification, amendment or condition would be to materially impact the terms of the Transaction; provided, that the prior written consent of Bemis shall not be required for any amendment or modification to the Scheme that would not delay or impair the consummation of the Transactions or modify any of the terms of this Agreement (other than immaterial terms of the Scheme of Arrangement) and that also: (i) is merely administrative and immaterial, or (ii) is necessary to enable Amcor Shareholders to elect to receive (as Scheme Consideration) a New Holdco Share instead of a CDI in exchange for each of their Amcor Shares (the method of election to be determined by Amcor, acting reasonably). Neither Amcor nor New Holdco will, other than in accordance with the terms of the Scheme and Deed Poll, terminate the Scheme or the Deed Poll without the prior written consent of Bemis.

        Section 1.2    Responsibilities of Amcor and New Holdco in Respect of the Scheme.     On the terms set forth in the Scheme and this Agreement:

          (a)   Amcor will keep Bemis reasonably informed and consult with Bemis as to the performance of the obligations and responsibilities required of Amcor and New Holdco pursuant to this Agreement or the Scheme and as to any developments relevant to the proper implementation of the Scheme;

          (b)   Each of Amcor and New Holdco shall, as promptly as reasonably practicable, notify Bemis of any matter of which it becomes aware which would reasonably be expected to materially

AMCO-408

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  delay or prevent filing of the Scheme Booklet with ASIC (and, subsequently, the Court) or implementation of the Scheme;

          (c)   Amcor shall promptly prepare the Scheme Booklet in compliance with all applicable Laws, RG 60 and in accordance with Section 5.5;

          (d)   Amcor and New Holdco shall promptly appoint the Independent Expert and any investigating accountant to be appointed in connection with the preparation of the Scheme Booklet, and provide such assistance and information as is reasonably requested by them in connection with the preparation of the IER or the investigating accountant report (as applicable) for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates);

          (e)   Amcor shall consult with Bemis as to the content and presentation of the Scheme Booklet, including (subject to Section 5.5):

              (i)  providing to Bemis drafts of the Scheme Booklet and the Independent Expert's Report for the purpose of enabling Bemis to review such draft documents (provided, that in relation to the Independent Expert's Report, Bemis's review is to be limited to a review for factual accuracy);

             (ii)  providing to Bemis a revised draft of the Scheme Booklet within a reasonable time before its filing with ASIC and to enable Bemis to review the draft Scheme Booklet before the date of its filing; and

            (iii)  obtaining written approval from Bemis (such approval not to be unreasonably withheld, delayed or conditioned) in relation to the factual accuracy of the information relating to Bemis and its Subsidiaries appearing in the Scheme Booklet before its filing with ASIC;

          (f)    Amcor shall apply to ASIC for the production of:

              (i)  an indication of intent letter stating that it does not intend to appear before the Court at the First Court Hearing; and

             (ii)  a statement under paragraph 411(17)(b) of the Australian Act stating that ASIC has no objection to the Scheme;

          (g)   New Holdco shall, by no later than the Business Day prior to the First Court Hearing, execute the Deed Poll;

          (h)   Amcor shall (subject to all Conditions, other than the Condition relating to Court approval in paragraph 1(b) of Exhibit A, being satisfied or waived in accordance with paragraph 5 of Exhibit A) apply to the Court for orders approving the Scheme as agreed to by the Amcor Shareholders at the Scheme Meeting;

          (i)    At the Second Court Hearing, Amcor and New Holdco shall provide to the Court a certificate confirming whether or not the Conditions (other than the Condition relating to Court approval in paragraph 1(b) of Exhibit A) have been satisfied or waived in accordance with paragraph 5 of Exhibit A;

          (j)    Amcor and New Holdco shall each procure that it is represented by counsel at the Court hearing convened for the purposes of section 411(4)(b) of the Corporations Act;

          (k)   Amcor shall lodge with ASIC an office copy of the Court Order in accordance with subsection 411(10) of the Australian Act approving the Scheme by no later than the first Business Day in Australia after the date on which the Court makes the Court Order (or such later date as may be agreed by Amcor and Bemis);

AMCO-409

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (l)    Amcor shall, if the Scheme Closing occurs, finalize and close the Amcor Share Register as of the Scheme Record Date (which will include details of the names and registered addresses for each Amcor Shareholder), and determine entitlements to the Scheme Consideration, and execute proper instruments of transfer of and effect the registration and transfer of the Amcor Shares to New Holdco on the Scheme Implementation Date, in accordance with the terms of the Scheme and the Deed Poll;

          (m)  New Holdco shall accept the transfer of the Amcor Shares;

          (n)   New Holdco shall provide to each Amcor Shareholder the Scheme Consideration for each Amcor Share; and

          (o)   New Holdco shall take all necessary steps to authorize and effect a buy-back, redemption or cancellation of capital of all of the shares on issue by New Holdco immediately before the Scheme Implementation, such buy-back, redemption or cancellation to take effect immediately after the Scheme Implementation.

        Section 1.3    Responsibilities of Bemis in Respect of the Scheme.     On the terms set forth in the Scheme and this Agreement, Bemis shall:

          (a)   keep Amcor reasonably informed and consult with Amcor as to the performance of the obligations and responsibilities required of Bemis pursuant to this Agreement or the Scheme and as to any developments relevant to the proper implementation of the Scheme;

          (b)   afford, in a timely manner, all such cooperation and assistance as may reasonably be requested by Amcor in respect of the preparation and verification of any document or in connection with any confirmation required for the implementation of the Scheme, including the provision to Amcor of such information and confirmations relating to it, the Bemis Subsidiaries and any of its or their respective directors, officers or employees as Amcor may reasonably request (including for the purposes of facilitating the delivery of the IER and obtaining the ATO Ruling); and

          (c)   before the commencement of the Second Court Hearing, provide to Amcor for provision to the Court at such hearing a certificate in the form of a deed confirming whether or not, in respect of matters within Bemis's knowledge, the Conditions (other than the Condition relating to Court approval in paragraph 1(b) of Exhibit A)) have been satisfied or waived in accordance with paragraph 5 of Exhibit A, a draft of which certificate shall be provided by Bemis to Amcor at least five Business Days prior to the Second Court Hearing.

ARTICLE II.

THE MERGER

        Section 2.1    Appointment of Exchange Agent.     Prior to the Effective Time, New Holdco shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Bemis (the "Exchange Agent") to act as exchange agent for the Merger and to deliver the Merger Consideration to former Bemis Shareholders. New Holdco shall enter into an exchange agent agreement in form and substance reasonably satisfactory to Bemis with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement.

        Section 2.2    The Merger.     At the Effective Time and in accordance with the Missouri Code, Merger Sub shall be merged with and into Bemis, whereupon the separate existence of Merger Sub will cease, and Bemis shall continue as the surviving corporation (Bemis, as the surviving corporation in the Merger, the "Surviving Corporation"), such that immediately following the Merger, the Surviving

AMCO-410

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Corporation will be a wholly owned Subsidiary of New Holdco. The Merger shall have the effects provided in this Agreement and as specified in the Missouri Code.

        Section 2.3    Merger Closing.     Subject to the satisfaction of the conditions set forth in Section 7.2 at such time (or, to the extent permitted by applicable Law, waiver of such conditions by the Party or Parties entitled to the benefit thereof), the closing of the Merger (the "Merger Closing") will take place at Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, as promptly as reasonably practicable following the Scheme Implementation (and, to the extent reasonably practicable, on the Scheme Implementation Date).

        Section 2.4    Effective Time.     At the Merger Closing, articles of merger satisfying the applicable requirements of the Missouri Code (the "Articles of Merger") shall be duly executed and filed with the Secretary of State of the State of Missouri as provided in the Missouri Code and the Parties shall make any other filings, recordings or publications required to be made by Bemis or Merger Sub under the Missouri Code in connection with the Merger. The Articles of Merger, as filed with the Secretary of State of the State of Missouri, shall specify that the Merger shall become effective at such time as Amcor and Bemis may mutually agree on the date on which the Merger Closing occurs or such other time as Amcor and Bemis may mutually agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the "Effective Time").

        Section 2.5    Governing Documents of the Surviving Corporation.     At the Effective Time, the articles of incorporation of Bemis shall be amended and restated to be in the form of the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub shall be references to the Surviving Corporation) and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until (subject to Section 6.4) thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the Bemis Bylaws shall be amended and restated to be in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub shall be references to the Surviving Corporation), and, as so amended and restated, shall be the bylaws of the Surviving Corporation until (subject to Section 6.4) thereafter changed or amended as provided therein or by applicable Law.

        Section 2.6    Directors and Officers of the Surviving Corporation.     The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of Bemis immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the articles of incorporation and bylaws of the Surviving Corporation and by applicable Law.

        Section 2.7    Treatment of Capital Stock.

          (a)    Treatment of Bemis Shares.    Except as otherwise provided in Section 2.9 and Section 2.10, and subject to Section 2.7(e), Section 2.8(h) and Section 2.11, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Bemis or Merger Sub, each Bemis Share issued and outstanding immediately prior to the Effective Time, other than the Bemis Excluded Shares (the "Bemis Eligible Shares"), shall be automatically converted into the right to receive 5.1 (such number, the "Exchange Ratio") validly issued, fully paid and non-assessable New Holdco Shares (the "Merger Consideration"). "Bemis Excluded Shares" means each Bemis Share held as treasury stock immediately prior to the Effective Time by Bemis or any Bemis Subsidiary.

          (b)    Conversion of Bemis Eligible Shares.    Subject to Section 2.10, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities

AMCO-411

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  of Bemis or Merger Sub, all of the Bemis Eligible Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each applicable holder of Bemis Eligible Shares shall cease to have any rights with respect thereto, except the right to receive (without any interest thereon) (i) the Merger Consideration pursuant to this Article II, (ii) any dividends or other distributions pursuant to Section 2.8(g) and (iii) any Fractional Share Consideration.

          (c)    Cancellation of Bemis Shares.    At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Bemis or Merger Sub, all Bemis Excluded Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (d)    Treatment of Merger Sub Common Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Bemis or Merger Sub, each issued and outstanding share of common stock, $0.01 par value per share, of Merger Sub shall be automatically converted into, and become, one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation, and shall be held by New Holdco.

          (e)    Adjustment to Merger Consideration.    If at any time during the period between the date of this Agreement and the Effective Time, the outstanding Bemis Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganization, recapitalization, reclassification, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, any number or amount contained in this Agreement which is based upon the price or number of the Bemis Shares (including the Merger Consideration) shall be correspondingly adjusted to provide the holders of Bemis Shares the same economic effect as contemplated by this Agreement prior to such event. For the avoidance of doubt, nothing in this Section 2.7(e) shall be construed to permit Bemis or any of its Subsidiaries to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

        Section 2.8    Payment for Securities; Surrender of Certificates.

          (a)    Exchange Fund.    At or prior to the Effective Time, New Holdco shall issue and deliver to the Exchange Agent evidence of New Holdco Shares issuable pursuant to Section 2.7(a) in book-entry form equal to the aggregate Merger Consideration for the sole benefit of the holders of Bemis Eligible Shares (such New Holdco Shares, together with any dividends or other distributions paid to the Exchange Agent pursuant to Section 2.8(g), the "Exchange Fund"). New Holdco shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on the New Holdco Shares in accordance with Section 2.8(g), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. To the extent cash is deposited in the Exchange Fund as contemplated by Section 2.8(g) or with respect to the Fractional Share Consideration, such cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Amcor; provided however that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available).

AMCO-412

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)    Letter of Transmittal.    Promptly after the Effective Time, New Holdco and the Surviving Corporation shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of Bemis Eligible Shares that are Certificates or Book-Entry Shares not held through the Depositary Trust Company ("DTC") notice advising such holder of the effectiveness of the Merger, including (i) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(f)) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an "agent's message" with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Amcor may reasonably specify (the "Letter of Transmittal"), and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, the Fractional Share Consideration (if any) and any dividends or distributions to which the holder has the right to receive pursuant to Section 2.8(g). With respect to Book-Entry Shares held through DTC, Bemis and Amcor shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as promptly as reasonably practicable following the Effective Time, upon surrender of Bemis Eligible Shares held of record by DTC or its nominees in accordance with DTC's customary surrender procedures, the Merger Consideration, the Fractional Share Consideration (if any) and any dividends or distributions to which the holder has the right to receive pursuant to Section 2.8(g).

          (c)    Procedures for Surrender.

              (i)  After the Effective Time, and (x) upon surrender to the Exchange Agent of Bemis Eligible Shares that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 2.8(f)) in accordance with the terms of the Letter of Transmittal and accompanying instructions, (y) upon the transfer of Bemis Eligible Shares that are Book-Entry Shares not held through DTC, in accordance with the terms of the Letter of Transmittal and accompanying instructions or (z) upon the transfer of Bemis Eligible Shares that are Book-Entry Shares held through DTC, including by delivery of an "agent's message", in accordance with DTC's customary procedures, the holder of such Bemis Eligible Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder (subject to Section 2.8(e) ), (A) the number of New Holdco Shares (in certificates or evidence of shares in book-entry form, as applicable) in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Section 2.7 (after taking into account all Bemis Eligible Shares then held by such holder), (B) any cash in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.8(g), and (C) as and when available, any Fractional Share Consideration which such holder has the right to receive.

             (ii)  No interest will be paid or accrued on any amount payable upon due surrender of the Bemis Eligible Shares, and any Certificates formerly representing Bemis Eligible Shares that have been so surrendered shall be cancelled by the Exchange Agent. The New Holdco Shares issued and paid in accordance with the terms of this Section 2.8 upon conversion of any Bemis Eligible Shares (together with the Fractional Share Consideration (if any) and any dividends or distributions which a holder has the right to receive pursuant to Section 2.8(g)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Bemis Eligible Shares.

            (iii)  In the event of a transfer of ownership of any Bemis Eligible Shares represented by Certificates that are not registered in the transfer records of Bemis, the proper number of New Holdco Shares may be transferred by the Exchange Agent to such a transferee if (A) the

AMCO-413

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    Certificates formerly representing such Bemis Eligible Shares are surrendered to the Exchange Agent, and (B) the Certificates are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to New Holdco and the Exchange Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. If any New Holdco Shares are to be delivered to a Person other than the holder in whose name any Bemis Eligible Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of New Holdco Shares to a Person other than the registered holder of any Bemis Eligible Shares, or shall establish to the satisfaction of New Holdco and the Exchange Agent that such Tax has been paid or is not applicable.

          (d)    Transfer Books; No Further Ownership Rights in Bemis Shares.    At the Effective Time, the stock transfer books of Bemis shall be closed and thereafter there shall be no further registration of transfers of Bemis Shares on the records of the Surviving Corporation. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Bemis Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

          (e)    Termination of Exchange Fund; No Liability.    At any time following the 12 month anniversary of the Effective Time, New Holdco shall be entitled to require the Exchange Agent to deliver to New Holdco any funds (including any interest received with respect thereto) or New Holdco Shares remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent's routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and New Holdco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions on New Holdco Shares in accordance with Section 2.8(g) and any Fractional Share Consideration, payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.8(b), without any interest thereon. Notwithstanding the foregoing, (i) none of the Surviving Corporation, New Holdco or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law and (ii) any portion of the Merger Consideration or other cash that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to such time that the Merger Consideration or such cash would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of New Holdco, free and clear of all claims or interests of any Person previously entitled thereto.

          (f)    Lost, Stolen or Destroyed Certificates.    In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by New Holdco or the Exchange Agent, the posting by such holder of a bond in such amount as New Holdco or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to any such Certificates, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.7, any amount payable in respect of Fractional Share Consideration and any dividends

AMCO-414

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  or other distributions on such New Holdco Shares in accordance with Section 2.8(g), in each case without any interest thereon.

          (g)    Dividends or Distributions with Respect to New Holdco Shares.    No dividends or other distributions with respect to New Holdco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the New Holdco Shares issuable hereunder. All such dividends and other distributions shall instead be paid by New Holdco to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Law and Section 2.11, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such New Holdco Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time, but prior to such surrender, and with a payment date subsequent to such surrender payable with respect to such New Holdco Shares to which such holder is entitled pursuant to this Agreement.

          (h)    Fractional Shares.    No fractional New Holdco Shares will be exchanged for any Bemis Shares or Bemis Equity Awards. Notwithstanding any other provision of this Agreement, each holder of Bemis Shares or Bemis Equity Awards whose Bemis Shares or Bemis Equity Awards were validly converted into the right to receive New Holdco Shares and who would otherwise have been entitled to receive a fraction of a New Holdco Share (after aggregating all Bemis Shares represented by the Certificates and Book-Entry Shares delivered by such holder and aggregating all Bemis Equity Awards of such holder) shall receive from the Exchange Agent, in lieu thereof, cash (without interest) (the "Fractional Share Consideration") in an amount representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent for the account of all such holders of New Holdco Shares which would otherwise be issued (the "Excess Offer Shares"). The sale of the Excess Offer Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. The proceeds resulting from the sale of the Excess Offer Shares shall be free of commissions, transfer Taxes and other out-of-pocket transaction costs. The net proceeds of such sale will be distributed to the holders of Bemis Shares or Bemis Equity Awards whose Bemis Shares or Bemis Equity Awards were validly converted into the right to receive New Holdco Shares with each such holder receiving an amount of such proceeds proportionate to the amount of fractional interests which such holder would otherwise have been entitled to receive. The net proceeds credited for any fractional New Holdco Shares will be determined on the average net proceeds per New Holdco Share. Any such sale shall be made within 10 Business Days after the Effective Time, or such shorter period as may be required by applicable Law.

        Section 2.9    Treatment of Bemis Equity Awards.

          (a)   As of the Effective Time and unless otherwise agreed with a particular holder, each outstanding stock-settled restricted stock unit and any associated rights to the issuance of additional Bemis Shares that is not a Bemis PSU (the "Bemis RSUs") shall be adjusted to provide that, at the Effective Time, each Bemis RSU outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled solely to receive, in full satisfaction of the rights of such holder with respect thereto, (i) a number of New Holdco Shares determined by multiplying the number of Bemis Shares subject to such Bemis RSU immediately prior to the Effective Time by the Exchange Ratio (subject to Section 2.8(h)), (ii) any Fractional Share Consideration payable with respect thereto pursuant to Section 2.8(h), and (iii) with respect to any Bemis RSU that provides for the right to receive payments equivalent to the dividends paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

AMCO-415

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)   As of the Effective Time and unless otherwise agreed with a particular holder, each outstanding stock-settled restricted stock unit and any associated rights to the issuance of additional Bemis Shares that vests upon the achievement of Bemis performance goals (the "Bemis PSUs") shall be adjusted to provide that, at the Effective Time, each Bemis PSU outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled solely to receive, in full satisfaction of the rights of such holder with respect thereto, (i) a number of New Holdco Shares determined by multiplying the number of Bemis Shares subject to such Bemis PSU immediately prior to the Effective Time (assuming the target level of performance has been achieved) by the Exchange Ratio (subject to Section 2.8(h)), (ii) any Fractional Share Consideration payable with respect thereto pursuant to Section 2.8(h), and (iii) with respect to any Bemis PSU that provides for the right to receive payments equivalent to the dividends paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

          (c)   As of the Effective Time and unless otherwise agreed with a particular holder, each outstanding restricted stock unit required to be settled solely in cash (the "Bemis Cash-Settled RSUs", together with the Bemis RSUs and the Bemis PSUs, the "Bemis Equity Awards") shall be adjusted to provide that, at the Effective Time, each Bemis Cash-Settled RSU outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled solely to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the sum of (i) the product of (A) the number of Bemis Shares subject to such Bemis Cash-Settled RSU immediately prior to the Effective Time multiplied by (B) the Exchange Ratio and multiplied by (C) the Applicable Share Price and (ii) with respect to any Bemis Cash-Settled RSU that provides for the right to receive payments equivalent to the dividends paid on the underlying Bemis Shares, an amount in cash equal to the aggregate amount of the dividends so payable.

          (d)   New Holdco shall deliver all New Holdco Shares and other consideration deliverable pursuant to this Section 2.9, net of applicable tax withholding, as promptly as reasonably practicable (but in any event no later than 10 Business Days) after the Effective Time; provided that to the extent any such amounts relate to a Bemis Equity Award that is nonqualified deferred compensation subject to Code Section 409A, New Holdco shall deliver all New Holdco Shares and other consideration at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Bemis Equity Award that will not trigger a tax or penalty under Code Section 409A. Applicable tax withholding with respect to any Bemis Equity Award settled in New Holdco Shares shall be accomplished through the withholding of New Holdco Shares with a value equal to the remainder of the applicable tax withholding obligation based upon the weighted average price of New Holdco Shares on the three trading days before settlement of such Bemis Equity Award hereunder (the "Applicable Share Price").

          (e)   The Bemis Board of Directors shall take all actions necessary to give effect to the terms of this Section 2.9; provided, that in giving effect to the terms of this Section 2.9 Bemis's Board of Directors shall not promise or provide additional consideration to holders of Bemis Equity Awards.

        Section 2.10    Appraisal Shares.     Notwithstanding anything to the contrary herein, to the extent permitted by the Missouri Code, Bemis Shares issued and outstanding immediately prior to the Effective Time that are held by any Bemis Shareholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 351.455(1) of the Missouri Code (the "Appraisal Shares") shall not be converted into the right to receive the Merger Consideration (or any Fractional Share Consideration or any dividends or other distributions on New Holdco Shares in accordance with Section 2.8(g)), but instead at the Effective Time shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 351.455(2) of the Missouri Code. From and after the Effective Time, a Bemis

AMCO-416

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Shareholder who has properly exercised such appraisal rights will not have any rights of a Bemis Shareholder or a shareholder of the Surviving Corporation or New Holdco with respect to such Bemis Shares, except those provided under Section 351.455 of the Missouri Code. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 351.455(1) of the Missouri Code or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 351.455(1) of the Missouri Code, then (i) such Bemis Shares shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder's Appraisal Shares under Section 351.455(2) of the Missouri Code shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration (and, to the extent applicable, the Fractional Share Consideration and any dividends or other distributions on New Holdco Shares in accordance with Section 2.8(g)). New Holdco shall promptly deposit with the Exchange Agent any additional New Holdco Shares necessary to pay in full the Merger Consideration so due and payable to such Bemis Shareholder who shall have withdrawn or lost such right to obtain payment of the fair value of such Appraisal Shares. Bemis shall deliver prompt notice to Amcor of any demands for appraisal of any Bemis Shares and Bemis shall provide Amcor with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the Missouri Code. Bemis shall not settle, make any payments with respect to, or offer to settle, any claim with respect to the Appraisal Shares without the prior written consent of Amcor. Subject to this Section 2.10, any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.8(a) with respect to Bemis Shares for which appraisal rights have been perfected shall be returned to, or as directed by, New Holdco, upon demand.

        Section 2.11    Withholding.     Amcor, Bemis, New Holdco and the Surviving Corporation shall each be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable pursuant to this Agreement, such amounts as are required to be withheld or deducted with respect to such payment under the Code, or any applicable provisions of state, local or non-U.S. Law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Amcor, Bemis, New Holdco and the Surviving Corporation shall use commercially reasonable efforts to provide such forms or other information reasonably requested by other parties that are reasonably necessary to establish any exemption from or reduction of withholding Taxes.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF BEMIS

        Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Amcor by Bemis at the time of entering into this Agreement (the "Bemis Disclosure Letter") (it being understood that any disclosure set forth in one section or subsection of the Bemis Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or as disclosed in the Bemis SEC Documents filed or furnished with the SEC since January 1, 2016 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any "risk factors" section, any disclosures in any "forward-looking statements" section and any other disclosures included therein to the extent they

AMCO-417

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

are predictive or forward-looking in nature), Bemis hereby represents and warrants to Amcor, Merger Sub and New Holdco as follows:

        Section 3.1    Qualification, Organization, etc.     Each of Bemis and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect. Bemis has made available to Amcor true and complete copies of the Bemis Certificate and the Bemis Bylaws as amended to and as in effect on the date of this Agreement. The Bemis Governing Documents are in full force and effect and Bemis is not in violation of the Bemis Governing Documents in any material respect.

        Section 3.2    Capitalization.

          (a)   The authorized capital stock of Bemis consists of 500,000,000 Bemis Shares and 2,000,000 shares of series preferred stock, par value $1.00 per share ("Bemis Preferred Stock"). As of the close of business on August 2, 2018 (such date and time, the "Bemis Capitalization Date"), (i)(A) 91,015,307 Bemis Shares were issued and outstanding, (B) no Bemis Shares were held in treasury and (C) no Bemis Shares were held by Subsidiaries of Bemis, (ii) 3,143,565 Bemis Shares were reserved and available for issuance pursuant to the Bemis Equity Plan (including 1,812,565 Bemis Shares underlying outstanding Bemis Equity Awards (based upon the maximum number of Bemis Shares issuable upon settlement of Bemis PSUs)), and (iii) no shares of Bemis Preferred Stock were issued or outstanding or held in treasury. All of the outstanding Bemis Shares are, and all Bemis Shares reserved for issuance as noted above shall be, at the time of issuance, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

          (b)   Except as set forth in Section 3.2(a), as of the date of this Agreement, Bemis has no shares of capital stock or other equity interests issued or outstanding other than (i) the Bemis Shares that were outstanding on the Bemis Capitalization Date and (ii) Bemis Shares that were reserved for issuance as set forth in Section 3.2(a) as of the Bemis Capitalization Date and have become outstanding after the Bemis Capitalization Date.

          (c)

              (i)  From the Bemis Capitalization Date to the date of this Agreement, Bemis has not issued any Bemis Shares except pursuant to the settlement of Bemis Equity Awards outstanding as of the Bemis Capitalization Date, in accordance with their terms, and has not issued any Bemis Preferred Stock.

             (ii)  Upon any issuance of any Bemis Shares in accordance with the terms of the Bemis Equity Plan, such Bemis Shares will be duly authorized, validly issued and fully paid and nonassessable.

            (iii)  Each of the outstanding shares of capital stock or other equity securities of each of the Bemis Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned solely by Bemis or by a direct or indirect wholly owned Bemis Subsidiary, free and clear of all Liens.

            (iv)  Except as set forth in Section 3.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation

AMCO-418

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    rights, redemption rights, repurchase rights, agreements, arrangements, calls, puts, commitments, derivative instruments or rights of any kind that obligate Bemis or any Bemis Subsidiary to (A) issue, transfer or sell any shares in the capital or other equity interests of Bemis or any Bemis Subsidiary or securities convertible into, or exchangeable for, such shares or equity interests (in each case other than to Bemis or a wholly owned Subsidiary of Bemis); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; (D) provide a material capital contribution to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Bemis Subsidiary that is not wholly owned by Bemis or in any other Person or (E) make any payment to any Person the value of which is derived from, or calculated based on, the value of Bemis Shares, Bemis Preferred Stock or any other Bemis equity interests.

             (v)  Neither Bemis nor any Bemis Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Bemis Shareholders or any Bemis Subsidiary on any matter.

          (d)   Section 3.2(d) of the Bemis Disclosure Letter sets forth as of the Bemis Capitalization Date a list of each outstanding Bemis Equity Award granted under the Bemis Equity Plan and (i) the number of Bemis Shares subject to such outstanding Bemis Equity Award, (ii) the aggregate amount of accrued dividends with respect to outstanding Bemis RSUs, (iii) the exercise price, purchase price or similar pricing of such Bemis Equity Award, (iv) the date on which such Bemis Equity Award was granted or issued, and (v) the applicable vesting schedule. With respect to each grant of Bemis Equity Awards, and in all material respects (1) each such grant was made in accordance with the terms of the applicable Bemis Equity Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE, (2) each such grant was properly accounted for in accordance with United States generally accepted accounting principles ("GAAP") in the Bemis SEC Documents (including financial statements) and all other applicable Laws, (3) each Bemis Equity Award qualifies for the Tax treatment afforded to such award in Bemis's Tax Returns and all Bemis SEC Documents, respectively, (4) each Bemis Equity Award is structured to be exempt from Code Section 409A as a "short-term deferral" and (5) each Bemis Equity Award does not trigger any liability for the holder thereof under Section 409A of the Code or any similar provision in any other Tax jurisdiction.

          (e)   There are no voting trusts or other agreements or understandings to which Bemis or any Bemis Subsidiary is a party with respect to the voting of the shares of capital stock or other equity interest of Bemis or any Bemis Subsidiary.

          (f)    Section 3.2(f) of the Bemis Disclosure Letter sets forth, as of the date of this Agreement, (i) each Bemis Subsidiary and the ownership interest of Bemis in each Bemis Subsidiary and (ii) any other Person in which Bemis or any of the Bemis Subsidiaries' own capital stock or other equity interest. No Bemis Subsidiary owns any Bemis Shares.

        Section 3.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)   Bemis has all requisite corporate power and authority to enter into this Agreement and, assuming the Bemis Shareholder Approval is obtained, to perform its obligations hereunder and to consummate the Transactions to which it is or is contemplated to be a party, including the Merger. The execution, delivery and performance by Bemis of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Bemis Board of Directors and, except for the filing of the Articles of Merger with the Secretary of State of the State of Missouri, no other corporate proceedings on the part of Bemis or any Bemis Subsidiary are necessary to

AMCO-419

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  authorize the consummation of the Transactions other than, with respect to the Merger, obtaining the Bemis Shareholder Approval. As of the date of this Agreement, the Bemis Board of Directors has unanimously adopted resolutions (i) declaring that this Agreement and the consummation of the Transactions are advisable and fair to, and in the best interests of, Bemis and the Bemis Shareholders, (ii) approving this Agreement and the Transactions, (iii) authorizing the execution, delivery and performance of this Agreement, (iv) directing that this Agreement be submitted to a vote at the Bemis Special Meeting and (v) making the Bemis Board Recommendation. This Agreement has been duly and validly executed and delivered by Bemis and constitutes the valid and binding agreement of Bemis, enforceable against Bemis in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (1) and (2), the "Enforceability Exceptions").

          (b)   The execution, delivery and performance by Bemis of this Agreement and the consummation by Bemis of the Transactions requires no action by or in respect of, or filing with, any Governmental Entity, other than (i) the filing of the Articles of Merger with the Missouri Secretary of State, (ii) compliance with any applicable requirements of the HSR Act and the expiration or termination of any applicable waiting period thereunder, (iii) the filings, consents, approvals, authorizations, clearances or other actions under the Antitrust Laws applicable to the Transactions and the expiration or termination of any applicable waiting periods thereunder, (iv) the filing with the SEC of the Proxy Statement and any amendments or supplements thereto, and other filings required under, and compliance with any applicable requirements of the Exchange Act and any other applicable securities laws, (v) compliance with any applicable requirements of the NYSE, and (vi) any other actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

          (c)   The execution, delivery and performance by Bemis of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Bemis Governing Documents or the comparable governing instruments of any Bemis Subsidiary, (ii) assuming that the consents, approvals and filings referred to in Section 3.3(b) are made and obtained and receipt of the Bemis Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (iii) assuming that the consents, approvals and filings referred to in Section 3.3(b) are made and obtained and receipt of the Bemis Shareholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Bemis or any of its Subsidiaries is entitled under any provision of any Contract binding upon Bemis or any Bemis Subsidiary or any Bemis Permit or (iv) result in the creation or imposition of any Lien on any asset of Bemis or any Bemis Subsidiary, with only such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

        Section 3.4    Reports and Financial Statements.

          (a)   Bemis and each Bemis Subsidiary has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2016 (the "Applicable Date") (the forms, statements, certifications, reports and documents filed with or

AMCO-420

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, together with any exhibits and schedules thereto and any information incorporated by reference therein, in each case as amended since the date of their filing and prior to the date hereof, collectively the "Bemis Filings"). Each of the Bemis Filings, at the time of its filing or being furnished complied or, if not yet filed or furnished, will at the time of being filed or furnished comply, in each case, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Bemis Filings, and the applicable requirements of the NYSE. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Bemis Filings did not, and each Bemis Filing filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, to Bemis's knowledge, none of the Bemis Filings is the subject of ongoing SEC review, inquiry, investigation or challenge or the subject of any outstanding or unresolved SEC comments.

          (b)   Each of the audited and unaudited consolidated financial statements included in or incorporated by reference into the Bemis Filings (including the related notes and schedules) fairly presents or, in the case of the Bemis Filings filed after the date of this Agreement, will fairly present, in each case, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Bemis and the Bemis Subsidiaries, as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of any unaudited interim financial statements, normal and recurring year-end audit adjustments that are not and will not be material in amount or effect).

        Section 3.5    Internal Controls and Procedures.     Bemis has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) sufficient to comply in all material respects with all legal and accounting requirements applicable to Bemis and the Bemis Subsidiaries and as otherwise as required by Rule 13a-15 or 15d-15 under the Exchange Act. Bemis's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Bemis in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Bemis's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Bemis, each Bemis Subsidiary and each of their respective officers and directors in their capacities as such are in material compliance with, and, since the Applicable Date, have materially complied with, the applicable provisions of Sarbanes-Oxley Act and the Exchange Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, Bemis's management has disclosed to Bemis's auditors and the audit committee of the Bemis Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Bemis's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Bemis's internal control over financial reporting. Bemis has made available prior to the date of this Agreement to Amcor (x) either materials relating to or a summary of any disclosure of matters described in clauses (i) or (ii) in the preceding sentence made by management of Bemis to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (y) any material communication on or after the Applicable Date and prior to the date of this

AMCO-421

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Agreement made by management of Bemis or its auditors to the audit committee as required by the listing standards of the NYSE, the audit committee's charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from any current or former employee of Bemis or any Bemis Subsidiary regarding questionable accounting, auditing or legal compliance matters have, to the knowledge of Bemis, been received by Bemis.

        Section 3.6    No Undisclosed Liabilities.     There are no obligations or liabilities of Bemis or any Bemis Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case other than (i) liabilities or obligations disclosed, reflected or reserved against in the consolidated balance sheet of Bemis as of December 31, 2017, and the notes thereto set forth in Bemis's annual report on Form 10-K for the fiscal year ended December 31, 2017, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2017, (iii) liabilities or obligations arising out of this Agreement (and which do not arise out of a breach by Bemis of any representation or warranty or covenant in this Agreement), or (iv) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

        Section 3.7    Compliance with Laws; Permits.

          (a)   Bemis and each Bemis Subsidiary is, and since the Applicable Date has been, in compliance with and is not, and since the Applicable Date has not been, in default under, or in violation of, any Law or Order applicable to Bemis, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

          (b)   Bemis and the Bemis Subsidiaries are, and since the Applicable Date have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, registrations, concessions, approvals and orders of any Governmental Entity necessary for Bemis and the Bemis Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the "Bemis Permits"), except where the failure to have any of the Bemis Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect. All Bemis Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect. Bemis and each Bemis Subsidiary is in compliance with all Bemis Permits, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

          (c)   Neither Bemis nor any Bemis Subsidiary is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

        Section 3.8    Environmental Laws.     Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect: (i) Bemis and the Bemis Subsidiaries are now, and have been since the Applicable Date, in compliance with all Environmental Laws and Environmental Permits; (ii) neither Bemis nor any Bemis Subsidiary has treated, stored, handled, manufactured, generated, distributed, sold, disposed of or arranged for disposal of, transported, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as would result in liability under any

AMCO-422

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Environmental Law; (iii) neither Bemis nor any Bemis Subsidiary has, since the Applicable Date (or earlier to the extent unresolved), received any notice alleging that Bemis or any Bemis Subsidiary may be in violation of or subject to liability, and there is no claim, Proceeding, demand, Lien, Order, investigation or information request pending or, to the knowledge of Bemis, threatened against Bemis or any Bemis Subsidiary, under any Environmental Law or relating to any Hazardous Substances; and (iv) neither Bemis nor any Bemis Subsidiary has assumed or provided an indemnity with respect to any obligation or liability of any other Person relating to Environmental Laws or any Hazardous Substances (excluding any indemnities included in Contracts entered into in the ordinary course of business that are not principally related to environmental liabilities). Bemis and the Bemis Subsidiaries have made available to Amcor all material environmental assessments, audits and reports relating to the current or former facilities or operations of Bemis and each Bemis Subsidiary that are in their possession or under their reasonable control.

        Section 3.9    Employee Benefit Plans.

          (a)   Section 3.9(a) of the Bemis Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each material Bemis Benefit Plan. With respect to each material Bemis Benefit Plan, Bemis has made available to Amcor true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document, all amendments thereto and the most recent summary or a summary plan description provided to participants; (ii) the most recent Form 5500 or other annual report; (iii) the most recent audited financial statement and actuarial valuation; (iv) all material filings and correspondence with any Governmental Entity since the Applicable Date; and (v) all material related insurance contracts which implement each such material Bemis Benefit Plan.

          (b)   (i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, each of the Bemis Benefit Plans has been established, funded, operated and administered in compliance with its terms and in accordance with applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (ii) no Bemis Benefit Plan provides benefits, including death or medical or other welfare benefits (whether or not insured), with respect to current or former employees or directors of Bemis or any Bemis Subsidiary (or their dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, Section 4980B of the Code, or comparable U.S. state Law (collectively, "COBRA") for which the cost is borne entirely by the covered Person; (iii) except as has not had, and would not reasonably be expected to have a Bemis Material Adverse Effect, Bemis, the Bemis Subsidiaries and their ERISA Affiliates have complied and are in compliance with the requirements of COBRA as well as the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, and including any guidance issued thereunder ("PPACA"); (iv) no liability with respect to a complete withdrawal or a partial withdrawal (as defined in Section 4203 or 4205 of ERISA, respectively) from a multiemployer plan (within the meaning of Section 3(37) of ERISA) has been incurred (whether or not assessed or asserted) by Bemis, any Bemis Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Bemis, any Bemis Subsidiary or any of their ERISA Affiliates to incur any such liability; (v) no Bemis Benefit Plan is a "multiemployer plan" (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or Section 413(c) of the Code; (vi) except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, all contributions, distributions, reimbursements or other amounts payable by Bemis or any Bemis Subsidiary pursuant to each Bemis Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international

AMCO-423

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  accounting standards; (vii) except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, neither Bemis nor any Bemis Subsidiary has engaged in a transaction in connection with which Bemis or any Bemis Subsidiary could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; (viii) except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, there are no pending, or to the knowledge of Bemis, threatened Proceedings (other than routine claims for benefits) with respect to any of the Bemis Benefit Plans or any trusts related thereto; (ix) neither Bemis nor any Bemis Subsidiary has any current or contingent liability or obligation as a result of at any time being treated as a single employer under Section 414 of the Code with any other Person; and (x) neither Bemis nor any Bemis Subsidiary has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any material Tax or other penalty under PPACA (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or Section 4980B, 4980D or 4980H of the Code.

          (c)   With respect to each Bemis Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code other than any multiemployer plan (each, a "Bemis Title IV Plan"): (i) no Bemis Title IV Plan has failed to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Bemis Title IV Plan, whether or not waived and no application for a waiver of the minimum funding standard or extension of any amortization periods with respect to any Bemis Title IV Plan has been requested or granted; (ii) no reportable event within the meaning of Section 4043 of ERISA has occurred within the last three years; (iii) all amounts due to the Pension Benefit Guaranty Corporation ("PBGC") pursuant to Section 4007 of ERISA have been timely paid; (iv) with respect to each Bemis Title IV Plan for which there has been a significant reduction in the rate of future benefit accrual as referred to in Section 204(h) of ERISA, the requirements of Section 204(h) of ERISA have been complied with; (v) all contributions required under Section 302 of ERISA and Section 412 of the Code have been timely made; (vi) no Bemis Title IV Plan has been or is considered to be in "at risk" status under Section 430 of the Code or has been required to apply any of the funding-based limitations under Section 436 of the Code; (vii) there has been no event described in Section 4062(e) of ERISA; (viii) no event has occurred or circumstances exist that could result in a liability under or with respect to Section 4069 of ERISA; and (ix) no notice of intent to terminate any Bemis Title IV Plan has been filed and no amendment to treat a Bemis Title IV Plan as terminated has been adopted and no Proceeding has been commenced by the PBGC to terminate any Bemis Title IV Plan.

          (d)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, (i) each of the Bemis Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a current favorable determination letter or opinion letter as to its qualification and (ii) there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Amcor.

          (e)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, including a termination of employment, forgiveness of indebtedness or otherwise) could (i) result in any payment becoming due to any current or former director or any employee of Bemis or any Bemis Subsidiary or any other service provider under any Bemis Benefit Plan being an "excess parachute payment" (within the meaning of Section 280G of the Code), (ii) increase any benefits or compensation otherwise payable under any Bemis Benefit Plan or (iii) result in any acceleration of the time of payment,

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Pursuant to 17 C.F.R. Section 200.83

  funding or vesting of, or result in the forfeiture of, any compensation or benefits under any Bemis Benefit Plan.

          (f)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, each Bemis Benefit Plan, if any, which is maintained outside of the United States (each, a "Bemis Foreign Plan") has been operated in conformance with its terms and the applicable Laws in the jurisdictions in which such Bemis Foreign Plan is present or operates and, to the extent relevant, the United States. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect: (i) each Bemis Foreign Plan required to be registered or approved by a non-U.S. regulatory authority or Governmental Entity or intended to meet certain regulatory or requirements for favorable tax treatment has been timely and properly registered or approved and has been maintained in good standing with applicable regulatory authorities and Governmental Entities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Bemis Foreign Plan that could reasonably be expected to affect any such approval relating thereto; (ii) neither Bemis nor any of the Bemis Subsidiaries has incurred any liability in connection with the termination of, or withdrawal from, any Bemis Foreign Plan that is a defined benefit pension plan; and (iii) all Bemis Foreign Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Foreign Plan that is not required to be funded.

          (g)   Each Bemis Benefit Plan has been maintained and operated in documentary and operational compliance in all respects with Section 409A of the Code and the regulations promulgated thereunder or an available exemption therefrom.

          (h)   Bemis is not a party to nor does it have any obligation under any Bemis Benefit Plan to "gross up," "indemnify," or compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

        Section 3.10    Absence of Certain Changes or Events.

          (a)   Since December 31, 2017, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

          (b)   Since December 31, 2017 through the date of this Agreement, (i) the business of Bemis and the Bemis Subsidiaries has been conducted, in all material respects, in the ordinary course of business, and (ii) neither Bemis nor any Bemis Subsidiary has taken any action that would have constituted a material breach of Section 5.1(b) (other than clauses (i), (iii), (vii), (xiii), and (xiv) (and, to the extent related thereto, clause (xv)) of Section 5.1(b), as to which this Section 3.10(b)(ii) shall not apply) had such action been taken after the execution of this Agreement without the prior written consent of Amcor.

        Section 3.11    Investigation; Litigation.     There are no civil, criminal or administrative actions, suits, claims, litigation, charges, demands, notices of violation, enforcement actions, hearings, arbitrations, audits, examinations, inquiries, investigations or other proceedings ("Proceedings") pending or, to the knowledge of Bemis, threatened against Bemis or any Bemis Subsidiary, except for those that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to Bemis and the Bemis Subsidiaries, taken as a whole.

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Section 3.12    Tax Matters.

          (a)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect:

              (i)  all Tax Returns that are required to be filed by or with respect to Bemis or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

             (ii)  Bemis and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return), other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Bemis and its Subsidiaries included in the Bemis SEC Documents;

            (iii)  there is not pending or threatened in writing any Proceeding with a Governmental Entity with respect to any Taxes of Bemis or any of its Subsidiaries;

            (iv)  neither Bemis nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;

             (v)  neither Bemis nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 as relates to Section 355 (or any similar provisions of state, local, or non-U.S. Law);

            (vi)  no claim has been made in writing by a Taxing Governmental Entity in a jurisdiction where any of Bemis or its Subsidiaries does not file Tax Returns that such Person is or may be required to filed Tax Returns in, or subject to taxation by, that jurisdiction;

           (vii)  neither Bemis nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Scheme Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Scheme Closing Date, (B) any prepaid amount received on or prior to the Scheme Closing Date, (C) any "closing agreement," as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into on or prior to the Scheme Closing Date, (D) any "gain recognition agreement" or "domestic use election" (or analogous concepts under state, local or non-U.S. Law), (E) election under Section 108(i) or (F) a change in the method of accounting for a period ending prior to or including the Scheme Closing Date;

          (viii)  none of Bemis or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Bemis and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than Bemis or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), transferee or successor liability, or otherwise;

            (ix)  there are no Liens for Taxes upon any property or assets of Bemis or any of its Subsidiaries, except for the Bemis Permitted Liens; and

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Pursuant to 17 C.F.R. Section 200.83

             (x)  neither Bemis nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

          (b)   Neither Bemis nor any of its Subsidiaries has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to (i) prevent the Merger and the Scheme from qualifying for the Intended Tax Treatment or (ii) cause New Holdco to be treated as a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Transactions.

        Section 3.13    Labor Matters.

          (a)   Bemis and the Bemis Subsidiaries are, and since the Applicable Date, have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including those relating to terms and conditions of employment, wages and hours, occupational safety and health, immigration, employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, redundancies, mass layoffs, plant closures, affirmative action, workers' compensation, labor relations, employee leaves of absence, worker and employee classification, payment and withholding of employment-related Taxes, and unemployment insurance, except where any such failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, since the Applicable Date: (i) Bemis and its Subsidiaries have fully and timely paid all wages, salaries, prevailing wages, commissions, bonuses, fees, and other compensation which have come due and payable to their current and former employees and independent contractors under applicable Law, contract, or company policy; and (ii) each individual who has provided services to Bemis or its Subsidiaries was properly classified and treated as an independent contractor, consultant, or other service provider for all applicable purposes.

          (b)   Except where such agreements or representation are imposed on all employers in a particular industry or location by applicable Law, (i) neither Bemis nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization ("Labor Organization") and (ii) no employee of Bemis or any of its Subsidiaries is represented by a Labor Organization with respect to such employment.

          (c)   There is no unfair labor practice charge pending or, to the knowledge of Bemis, threatened against Bemis or any of its Subsidiaries. Neither Bemis nor any Bemis Subsidiary is subject to an actual, pending or, to the knowledge of Bemis, threatened, labor dispute, strike, slowdown, walkout or work stoppage, nor has Bemis or any of its Subsidiaries experienced any such labor dispute, strike, slowdown, walkout or work stoppage since the Applicable Date. To the knowledge of Bemis, there are, and since the Applicable Date have been no organizational campaigns, petitions or other activities or proceedings of any Labor Organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Bemis or any of its Subsidiaries or to compel Bemis or any of its Subsidiaries to bargain with any such Labor Organization. To the knowledge of Bemis, there are, and since the Applicable Date have been, no actual or threatened organizational efforts with respect to the formation of a collective bargaining unit or Labor Organization decertification activities involving employees of Bemis or any of its Subsidiaries.

        Section 3.14    Intellectual Property.

          (a)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect: (i) Bemis or a Bemis Subsidiary owns or otherwise possesses a valid and legally enforceable right to use all Intellectual Property used in or

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  necessary for their respective businesses as currently conducted, free and clear of all Liens; (ii) there are no pending or, to the knowledge of Bemis, threatened claims, actions or Proceedings against Bemis or any Bemis Subsidiary by any Person (x) alleging infringement, misappropriation or other violations by Bemis or any Bemis Subsidiary of any third party's Intellectual Property or (y) challenging the ownership, validity or enforceability of any Intellectual Property owned by Bemis or any Bemis Subsidiary; (iii) the conduct of the businesses of Bemis and the Bemis Subsidiaries has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any third party's Intellectual Property; (iv) to the knowledge of Bemis, no third party has infringed, misappropriated or violated or is infringing, misappropriating or violating any Intellectual Property owned by Bemis or any Bemis Subsidiary; (v) the Intellectual Property owned by Bemis or any of its Subsidiaries is not subject to any outstanding settlement or Order restricting the use, registration, ownership or disposition thereof; (vi) Bemis and the Bemis Subsidiaries have taken commercially reasonable efforts to maintain and protect all Intellectual Property owned by Bemis or any Bemis Subsidiary and the integrity and security of Bemis's and the Bemis Subsidiaries' information technology systems, including data stored or contained therein, and there has been no breach of or other unauthorized access to such systems or any theft or loss of any confidential or personally identifiable data held by Bemis or any Subsidiary; and (vii) neither Bemis nor any Bemis Subsidiary is bound by any Contract that, upon consummation of the Transactions, will cause or require Bemis or Amcor or any of their Subsidiaries (other than Bemis or any of its Subsidiaries, to the extent so bound prior to the Scheme Closing Date) to grant, or cause to be granted, to any third party any right to or with respect to any Intellectual Property owned by any of them prior to the Scheme Closing Date.

          (b)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, the businesses of Bemis and each Bemis Subsidiary are being conducted in compliance with all applicable Laws pertaining to the privacy, data protection and information security.

        Section 3.15    Real Property.

          (a)   With respect to the real property owned by Bemis or any Bemis Subsidiary (such property collectively, the "Bemis Owned Real Property"), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, either Bemis or a Bemis Subsidiary has good and marketable fee simple title to such Bemis Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable (or that may thereafter be paid without penalty) or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Bemis and the Bemis Subsidiaries included in the Bemis SEC Documents, (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Lien arising in the ordinary course of business for amounts which are not overdue for a period of more than 90 days and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Bemis and the Bemis Subsidiaries included in the Bemis SEC Documents, (iii) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of Bemis included in the Bemis SEC Documents filed with the SEC prior to the date of this Agreement or notes thereto or securing Indebtedness reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Bemis included in the Bemis SEC Documents filed with the SEC prior to the date of this Agreement (v) that is an easement, covenant, condition or restriction of record as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of Bemis or any of the Bemis Subsidiaries; (vi) that is a zoning or other

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  governmentally established Lien as to which no material violation exists or, if such violation exists, as to which the cure of such violation would not materially interfere with the conduct of the business of Bemis or any of the Bemis Subsidiaries; (vii) that is a railroad trackage agreement, utility, slope or drainage easement, right-of-way easement or lease regarding any sign as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of Bemis or any of the Bemis Subsidiaries; or (viii) that is an imperfection of title or license, if any, that does not materially impair the use or operation of any asset to which it relates in the conduct of the business of Bemis or any of the Bemis Subsidiaries; (ix) set forth in Section 3.15(a) of the Bemis Disclosure Letter (any such Lien described in any of clauses (i) through (ix), a "Bemis Permitted Lien"). Neither Bemis nor any of the Bemis Subsidiaries has received notice of any pending, and to the knowledge of Bemis there is no threatened, condemnation proceeding with respect to any Bemis Owned Real Property, except proceedings which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Bemis Owned Real Property or any portion thereof or interest therein, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

          (b)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, (i) each material lease, sublease and other agreement under which Bemis or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the "Bemis Leased Real Property"), is valid, binding and in full force and effect, subject to the Enforceability Exceptions and (ii) no uncured default of a material nature on the part of Bemis or, if applicable, its Subsidiary or, to the knowledge of Bemis, the landlord thereunder exists with respect to any Bemis Leased Real Property and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, except to the extent such breach or default has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, Bemis and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Bemis Leased Real Property, free and clear of all Liens, except for Bemis Permitted Liens.

          (c)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Bemis Owned Real Property and the Bemis Leased Real Property are in good condition and repair and sufficient for the operation of the business conducted thereon.

        Section 3.16    Opinion of Financial Advisor.     The Bemis Board of Directors has received the opinion of Goldman, Sachs & Co., to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio is fair from a financial point of view to the holders (other than Amcor and its affiliates) of Bemis Shares.

        Section 3.17    Required Vote; Takeover Statutes.

          (a)   The Bemis Shareholder Approval is the only vote of holders of securities of Bemis required to adopt this Agreement and to consummate the Transactions.

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)   Assuming the accuracy of the representations and warranties in Section 4.17, no Takeover Statute applicable to Bemis or its Affiliates nor any anti-takeover provision in the Bemis Governing Documents is applicable to the Transactions.

        Section 3.18    Material Contracts.

          (a)   Section 3.18 of the Bemis Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.18(a) under which Bemis or any Bemis Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.18(a), in each case whether entered into before, on or after the date of this Agreement, being referred to herein as the "Bemis Material Contracts"):

              (i)  (A) any (i) joint venture, partnership or other similar Contract, or (ii) material collaboration, co-promotion, strategic alliance or other similar Contract, and (B) any shareholders, investors rights, registration rights or similar agreement or arrangement relating to Bemis or any Bemis Subsidiary;

             (ii)  each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which Bemis or any of its Subsidiaries has or could reasonably be expected to have material continuing rights or obligations following the date of this Agreement, including pursuant to any "earn-out" or indemnity;

            (iii)  each Contract under which Bemis or any Bemis Subsidiary (x) is granted any license or other right with respect to any Intellectual Property of a third party, or has granted to a third party any license or other right with respect to any Intellectual Property and, in each of (x) and (y), which such Contract or Intellectual Property is material to Bemis and the Bemis Subsidiaries, taken as a whole;

            (iv)  each Contract that limits the freedom of Bemis or any Bemis Subsidiary to compete in any line of business or geographic region (including any Contract that requires Bemis or any Bemis Subsidiary to work exclusively with any Person in any line of business or geographic region, or which by its terms would further so limit the freedom of New Holdco or its Subsidiaries after the Effective Time), or with any Person, or otherwise restricts the research, development, manufacture, marketing, distribution or sale of any product by Bemis and the Bemis Subsidiaries, in each case, in a manner that is material to the business of Bemis and the Bemis Subsidiaries, taken as a whole, as currently conducted;

             (v)  each Contract that contains exclusivity or "most favored nation" provisions, or grants any right of first refusal, right of first offer, exclusive development rights or exclusive marketing or distribution rights to any Person relating to any product or potential product in each case, that is material to the business of Bemis and the Bemis Subsidiaries, taken as a whole, as currently conducted;

            (vi)  each Contract that requires Bemis or any of its Subsidiaries to (A) purchase or sell a minimum quantity of goods relating to any product or potential product, or (B) purchase or sell goods relating to any product or potential product exclusively, in each case from or to any Person and which involved payments to or by Bemis or any of its Subsidiaries in excess of $45 million in the aggregate during the fiscal year ended December 31, 2017;

           (vii)  each material Contract with any of Bemis's top ten customers or top ten suppliers, measured by revenue and expense, respectively, for the 12-month period ended December 31, 2017;

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Pursuant to 17 C.F.R. Section 200.83

          (viii)  each Contract that is required to be filed by Bemis as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

            (ix)  each Contract relating to any material swap, forward, futures, warrant, option or other derivative transaction;

             (x)  each Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which (x) would reasonably be expected to involve payments after the date hereof in excess of $10 million or (y) would reasonably be expected to impose or currently imposes material monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on Bemis or any Bemis Subsidiary (or, following the Merger Closing, New Holdco or any of its Subsidiaries) or (B) which is material to Bemis and the Bemis Subsidiaries, taken as a whole, and with respect to which material conditions precedent to the settlement have not been satisfied as of the date hereof;

            (xi)  each collective bargaining agreement or other similar Contract with any Labor Organization, excluding any such agreements that are imposed on all employers in a particular industry or location by applicable Law;

           (xii)  each Contract providing for employment, consulting or similar agreement for the provision of services to which Bemis or any of its Subsidiaries is a party and provides for annual compensation opportunities in excess of $250,000 which cannot be terminated for no consideration with less than 90 days of advanced written notice, or if such services are to be provided outside of the U.S., each Contract which provides for compensation upon termination or notice of termination in excess of what is required by applicable Law;

          (xiii)  each non-qualified deferred compensation, equity, severance, retention, transaction or other bonus plans or arrangements for Bemis's or any of its Subsidiaries' current or former directors, officers or employees, in each case, pursuant to which Bemis or any of its Subsidiaries is or will be subject to, excluding severance entitlements imposed by applicable Law;

          (xiv)  (A) each loan Contract, note, letter of credit and other evidence of Indebtedness in excess of $10 million, (B) any mortgages, pledges and other evidences of Liens securing such obligations on any real or other property that is material to Bemis and the Bemis Subsidiaries, taken as a whole, and (C) any guarantees supporting such obligations and financing Contracts including change of control provisions, other than Contracts solely among Bemis and any wholly owned Bemis Subsidiary; and

           (xv)  each Contract that has or would reasonably be expected to involve, either pursuant to its own terms or the terms of any related Contracts, net payments or receipts in excess of $45 million in any year.

          (b)   Bemis has made available to Amcor prior to the date of this Agreement a true and complete copy (including all attachments, schedules and exhibits thereto) of each Bemis Material Contract as in effect on the date of this Agreement. Except for breaches, violations or defaults which have not had and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, (i) each Bemis Material Contract is in full force and effect and is a valid and binding Contract of Bemis or its Subsidiaries, as applicable, and, to the knowledge of Bemis, of each other party thereto, enforceable against Bemis or such Subsidiary, as applicable, and, to the knowledge of Bemis, each other party thereto, in accordance with its terms (except for any Bemis Material Contract that expired in accordance with their respective terms or were otherwise amended, modified or terminated after the date of this Agreement in accordance with Section 5.1) and (ii) (x) neither Bemis nor any of its Subsidiaries, nor (y) to the knowledge of

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  Bemis any other party to a Bemis Material Contract, has (in the case of each of (x) or (y)) violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Bemis Material Contract, and neither Bemis nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Bemis Material Contract.

        Section 3.19    Insurance.     Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect, (a) all current, insurance policies (or replacements thereof) and Contracts of insurance of Bemis and its Subsidiaries are in full force and effect and are valid and binding and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Bemis nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect.

        Section 3.20    Finders and Brokers.     Neither Bemis nor any Bemis Subsidiary has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Transactions, except that Bemis has engaged Goldman, Sachs & Co. as Bemis's financial advisor, the financial arrangements with which have been disclosed in writing to Amcor prior to the date of this Agreement.

        Section 3.21    FCPA and Anti-Corruption.

          (a)   Neither Bemis nor any Bemis Subsidiary, nor any director, manager or, to the knowledge of Bemis, any employee or agent of Bemis or any Bemis Subsidiary has, since January 1, 2013, in connection with the business of Bemis or any Bemis Subsidiary, itself or, to the knowledge of Bemis, any of its or their respective agents, representatives, sales intermediaries or any other third party, in each case, acting on behalf of Bemis or any Bemis Subsidiary, made any unlawful payment or given, offered, promised, authorized, or agreed to give, any money or thing of value, directly or indirectly, to any Government Official, or otherwise taken any action, in each case in violation of the FCPA or other applicable Bribery Legislation.

          (b)   Neither Bemis nor any Bemis Subsidiary, nor any director, manager or, to the knowledge of Bemis, any employee or agent of Bemis or any Bemis Subsidiary has, since January 1, 2013, been subject to any actual, pending, or, to Bemis's knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Bemis or any Bemis Subsidiary of applicable Bribery Legislation.

          (c)   Bemis and each Bemis Subsidiary have made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Bemis and each Bemis Subsidiary as required by applicable Bribery Legislation in all material respects.

          (d)   Bemis and each Bemis Subsidiary have instituted policies and procedures reasonably designed to ensure compliance in all material respects with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

        Section 3.22    Sanctions.     Neither Bemis nor any Bemis Subsidiary, nor any director, manager or, to the knowledge of Bemis, any employee or agent of Bemis or any Bemis Subsidiary, (a) is a Sanctioned Person, (b) has, since January 1, 2013, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Bemis or any Bemis Subsidiary in violation of applicable Sanctions Law, (c) has, since January 1, 2013, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the

AMCO-432

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

knowledge of Bemis, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Bemis or any Bemis Subsidiary of any applicable Sanctions Law.

        Section 3.23    Export and Import Matters.     Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Bemis and the Bemis Subsidiaries, taken as a whole, none of Bemis or any Bemis Subsidiary, or any director, manager or, to the knowledge of Bemis, any employee or agent of Bemis or any Bemis Subsidiary have, since the Applicable Date, committed any violation of Ex-Im Laws, including requirements regarding the export, reexport, transfer or provision of any goods, software, technology, data or service within the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws and the valuation, classification, or duty treatment requirements of imported merchandise, the eligibility requirements of imported merchandise for favorable duty rates or other special treatment, country of origin marking requirements, antidumping and countervailing duties, and all other applicable U.S. import laws administered by U.S. Customs and Border Protection (or similar Laws of other jurisdictions in which Bemis and the Bemis Subsidiaries operate).

        Section 3.24    No Other Representations.     Except for the representations and warranties contained in Article IV or in any certificates delivered by Amcor in connection with the Scheme, Bemis acknowledges that none of Amcor or any of its Subsidiaries (including New Holdco and Merger Sub) nor any of its or their Representatives makes, and Bemis acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Amcor or any of its Subsidiaries (including New Holdco and Merger Sub), or with respect to any other information (or the accuracy or completeness thereof) provided or made available to Bemis in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Bemis or to Bemis's Representatives in "data rooms" or management presentations related to of the Transactions.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF AMCOR

        Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Bemis by Amcor at the time of entering into this Agreement (the "Amcor Disclosure Letter") (it being understood that any disclosure set forth in one section or subsection of the Amcor Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or as disclosed in an announcement by Amcor to ASX or a document lodged by Amcor with ASIC since January 1, 2016 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any "principal risks" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), Amcor represents and warrants to Bemis as set forth below:

AMCO-433

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Section 4.1    Qualification, Organization, etc.     Each of Amcor, New Holdco, Merger Sub and the Amcor Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect. Amcor has made available to Bemis a true and complete copy of the constitution of Amcor as amended through, and as in effect as of, the date of this Agreement, and all other organizational or constituent documents of Amcor, New Holdco or Merger Sub (collectively, the "Amcor Governing Documents"). The Amcor Governing Documents are in full force and effect and none of Amcor, New Holdco or Merger Sub is in violation of the Amcor Governing Documents in any material respect.

        Section 4.2    Share Capital.

          (a)   As of the close of business on August 2, 2018 (such date and time, the "Amcor Capitalization Date"), there were on issue 1,158,141,276 Amcor Shares (including 550,712 Amcor Restricted Shares), 2,446,533 Amcor Rights, 1,052,825 Amcor Performance Shares, 14,303,305 Amcor Options, 1,761,401 Amcor Performance Rights and 470,248 Amcor Cash Equivalent or Phantom Shares, and no Amcor Shares were held by Amcor Subsidiaries. All of the outstanding Amcor Shares are validly issued and are fully paid and are free of preemptive rights. Except as set forth in this Section 4.2(a), as of the date of this Agreement, Amcor has no shares or other equity interests on issue other than (i) the Amcor Shares that were outstanding on the Amcor Capitalization Date and (ii) Amcor Shares that were reserved for issuance as set forth in this Section 4.2(a) as of the Amcor Capitalization Date and have been issued after the Amcor Capitalization Date pursuant to the settlement of Amcor Equity Awards outstanding as of the Amcor Capitalization Date, in accordance with their terms. As of the Effective Time, each of the outstanding shares of capital stock or other equity securities of Amcor and Merger Sub will be duly authorized and validly issued, fully paid and nonassessable and owned solely by New Holdco or by a wholly owned Subsidiary of New Holdco, free and clear of all Liens.

          (b)   As of the date of this Agreement, the authorized capital stock of New Holdco consists of 10,000 New Holdco Shares and 10,000 New Holdco Shares are issued and outstanding.

          (c)

              (i)  Each of the outstanding shares of capital stock or other equity securities of each of the Amcor Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned solely by Amcor or by a direct or indirect wholly owned Amcor Subsidiary, free and clear of all Liens.

             (ii)  The New Holdco Shares to be issued pursuant to the Scheme and the Merger in accordance with Article I and Article II will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

          (d)   Each of New Holdco and Merger Sub (i) was formed solely for the purpose of entering into the Transactions and (ii) since the date of its formation has not conducted any business and has no, and prior to the Scheme Closing (in the case of New Holdco) and the Merger Closing (in the case of Merger Sub) will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

AMCO-434

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (e)   Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, puts, commitments, derivative instruments or rights of any kind that obligate Amcor or any Amcor Subsidiary to (i) issue, transfer or sell any shares in the capital or other equity interests of Amcor or any Amcor Subsidiary or securities convertible into, or exchangeable for, such shares or equity interests (in each case other than to Amcor or a wholly owned Amcor Subsidiary); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (iii) redeem or otherwise acquire any such shares in its capital or other equity interests; (iv) provide a material capital contribution to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Amcor Subsidiary that is not wholly owned by Amcor or in any other Person; or (v) make any payment to any Person the value of which is derived from, or calculated based on, the value of Amcor Shares or any other Amcor equity interests.

          (f)    Neither Amcor nor any Amcor Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Amcor Shareholders or any Amcor Subsidiary on any matter.

          (g)   There are no voting trusts or other agreements or understandings to which Amcor or any Amcor Subsidiary is a party with respect to the voting of the shares of capital stock or other equity interest of Amcor or any Amcor Subsidiary.

        Section 4.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)   Amcor, New Holdco and Merger Sub have all requisite corporate power and authority to enter into this Agreement and, in the case of New Holdco, the Deed Poll, and, assuming the Amcor Shareholder Approval and, if required, the approvals for the New Holdco Capital Increase are obtained, to perform its obligations (x) hereunder and to consummate the Transactions to which it is or is contemplated to be a party and (y) in the case of New Holdco, under the Deed Poll. The execution, delivery and performance by Amcor, New Holdco and Merger Sub of this Agreement, and, in the case of New Holdco, the Deed Poll, and the consummation of the Transactions have been duly and validly authorized, and, except as contemplated by this Agreement, no other corporate proceedings on the part of Amcor or any Amcor Subsidiary are necessary to authorize the consummation of the Transactions other than the Amcor Shareholder Approval. As of the date of this Agreement, the Amcor Board of Directors has unanimously adopted resolutions (i) declaring that this Agreement and the consummation of the Transactions are in the best interests of Amcor and the Amcor Shareholders, (ii) approving this Agreement and the Transactions, (iii) authorizing the execution, delivery and performance of this Agreement, (iv) directing that the Scheme be submitted to the Court and submitted to a vote at the Scheme Meeting and (v) making the Amcor Board Recommendation. Subject to the Enforceability Exceptions, this Agreement has been duly and validly executed and delivered by Amcor, New Holdco and Merger Sub and constitutes the valid and binding agreement of Amcor, New Holdco and Merger Sub, enforceable against Amcor, New Holdco and Merger Sub in accordance with its terms. As of the date of this Agreement, the board of directors of Merger Sub has unanimously adopted resolutions (i) declaring that this Agreement and the consummation of the Transactions are advisable and fair to, and in the best interests of, Merger Sub and its sole shareholder, New Holdco, (ii) approving this Agreement and the Transactions, (iii) authorizing the execution, delivery and performance of this Agreement, (iv) directing that this Agreement (which constitutes the plan of merger under the Missouri Code) be submitted to its sole shareholder, New Holdco, for approval and (v) recommending that its sole shareholder, New Holdco, approve this Agreement, and New Holdco has approved this Agreement and the Transactions as the sole

AMCO-435

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  shareholder of Merger Sub. As of the date of this Agreement, the New Holdco Board and Amcor, as the majority shareholder of New Holdco, have approved this Agreement, the Deed Poll and Transactions.

          (b)   The execution, delivery and performance by Amcor, New Holdco and Merger Sub of this Agreement and the consummation by Amcor of the Transactions require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the involvement of the Court in the Scheme and the filing of the Court Order with ASIC, (ii) compliance with any applicable requirements of the HSR Act and the expiration or termination of any applicable waiting period thereunder, (iii) the filings, consents, approvals, authorizations, clearances or other actions under the Antitrust Laws applicable to the Transactions and the expiration or termination of any applicable waiting periods thereunder, (iv) the filing with ASIC and the Court of the Scheme Booklet and any amendments or supplements thereto, (v) the filing of the Form S-4 with the SEC and other filings required under, and compliance with any applicable requirements of the Securities Act and any other applicable U.S. state or federal securities laws, (vi) compliance with any applicable requirements of ASX, ASIC and the Court, and (vii) any other actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

          (c)   The execution, delivery and performance by Amcor, New Holdco and Merger Sub of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Amcor Governing Documents or the comparable governing instruments of any Amcor Subsidiary, (ii) assuming that the consents, approvals and filings referred to in Section 4.3(b) are made and obtained and receipt of the Amcor Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (iii) assuming that the consents, approvals and filings referred to in Section 4.3(b) are made and obtained and receipt of the Amcor Shareholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Amcor or any Amcor Subsidiary is entitled under any provision of any Contract binding upon Amcor or any Amcor Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of Amcor or any Amcor Subsidiary, with only such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

        Section 4.4    Reports and Financial Statements.

          (a)   Amcor and the Amcor Subsidiaries have filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to ASIC since the Applicable Date (the forms, certifications, statements, reports and documents filed with or furnished ASIC since the Applicable Date and those filed with or furnished to ASIC subsequent to the date of this Agreement, together with any exhibits and schedules thereto and any information incorporated by reference therein, in each case as amended since the date of their filing and prior to the date hereof, collectively, the "Amcor ASIC Documents"). Each of the Amcor ASIC Documents, at the time of its filing or being furnished complied or, if not yet filed or furnished, will at the time of being filed or furnished comply, in each case, in all material respects with the applicable requirements of the Australian Act and the applicable requirements of ASIC and ASX. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Amcor ASIC Documents did not, and each Amcor ASIC Documents filed with or furnished to ASIC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the

AMCO-436

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  circumstances in which they were made, not misleading. None of the Amcor ASIC Documents is the subject of ongoing ASIC review, inquiry, investigation or challenge or the subject of outstanding or unresolved comments.

          (b)   Each of the audited and unaudited consolidated financial statements included in or incorporated by reference into the Amcor ASIC Documents (including the related notes and schedules) fairly presents or, in the case of the Amcor ASIC Documents filed after the date of this Agreement, will fairly present, in each case, in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Amcor and the Amcor Subsidiaries, as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of any unaudited interim financial statements, normal and recurring year-end audit adjustments, that are not and will not be material in amount or effect).

          (c)   Since the Applicable Date, Amcor has complied in all material respects with its continuous disclosure obligations under ASX Listing Rule 3.1 and, other than in relation to the Transactions, is not relying on the carve-out in Listing Rule 3.1 to withhold any material information from public disclosure.

        Section 4.5    Internal Controls and Procedures.     Amcor has established and maintains disclosure controls and procedures and internal control over financial reporting sufficient to ensure that all material information required to be disclosed by Amcor in the reports that it files or publishes under the rules and regulations of ASX is recorded, processed, summarized and reported within the time periods specified in the rules and forms of applicable Law (including the rules and regulations of ASX), and that all such material information is accumulated and communicated to Amcor's management as appropriate to allow timely decisions regarding required disclosure and to enable Amcor's management to make such reports. Amcor, each Amcor Subsidiary and each of their respective officers and directors in their capacities as such are in material compliance with, and, since the Applicable Date, have materially complied with the applicable provisions of the requirements of ASX.

        Section 4.6    No Undisclosed Liabilities.     There are no obligations or liabilities of Amcor or any Amcor Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case other than (i) liabilities or obligations disclosed, reflected or reserved against in the consolidated balance sheet of Amcor as of June 30, 2017, and the notes thereto set forth in Amcor's 2017 Annual Report for the fiscal year ended June 30, 2017, (ii) liabilities or obligations incurred in the ordinary course of business since June 30, 2017, (iii) liabilities or obligations arising out of this Agreement (and which do not arise out of a breach by Amcor of any representation or warranty or covenant in this Agreement), or (iv) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

        Section 4.7    Compliance with Laws; Permits.

          (a)   Amcor and each Amcor Subsidiary is, and since the Applicable Date has been, in compliance with and is not, and since the Applicable Date has not been, in default under, or in violation of, any Law or Order applicable to Amcor, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

          (b)   Amcor and the Amcor Subsidiaries are, and since the Applicable Date have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, registrations, concessions, approvals and orders of

AMCO-437

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  any Governmental Entity necessary for Amcor and the Amcor Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the "Amcor Permits"), except where the failure to have any of the Amcor Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect. All Amcor Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect. Amcor and each Amcor Subsidiary is in compliance with all Amcor Permits, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

          (c)   Neither Amcor nor any Amcor Subsidiary is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

        Section 4.8    Environmental Laws.     Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect: (i) Amcor and the Amcor Subsidiaries are now, and have been since the Applicable Date, in compliance with all Environmental Laws and Environmental Permits; (ii) neither Amcor nor any Amcor Subsidiary has treated, stored, handled, manufactured, generated, distributed, sold, disposed of or arranged for disposal of, transported, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as would result in liability under any Environmental Law; (iii) neither Amcor nor any Amcor Subsidiary has, since the Applicable Date (or earlier to the extent unresolved), received any notice alleging that Amcor or any Amcor Subsidiary may be in violation of or subject to liability, and there is no claim, Proceeding, demand, Lien, Order, investigation or information request pending or, to the knowledge of Amcor, threatened against Amcor or any Amcor Subsidiary, under any Environmental Law or relating to any Hazardous Substances; and (iv) neither Amcor nor any Amcor Subsidiary has assumed or provided an indemnity with respect to any obligation or liability of any other Person relating to Environmental Laws or any Hazardous Substances (excluding any indemnities included in Contracts entered into in the ordinary course of business that are not principally related to environmental liabilities).

        Section 4.9    Absence of Certain Changes or Events.     Since June 30, 2017, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

        Section 4.10    Investigation; Litigation.     There are no Proceedings pending or, to the knowledge of Amcor, threatened against Amcor or any Amcor Subsidiary, except for those that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to Amcor and the Amcor Subsidiaries, taken as a whole.

        Section 4.11    Finders and Brokers.     Neither Amcor nor any Amcor Subsidiary has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Transactions, except that Amcor has engaged UBS AG, Australia Branch, and Moelis & Company LLC as Amcor's financial advisors.

        Section 4.12    Tax Matters.

          (a)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect:

              (i)  all Tax Returns that are required to be filed by or with respect to Amcor or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

AMCO-438

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

             (ii)  Amcor and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return), other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS on the consolidated financial statements of Amcor and its Subsidiaries included in the Amcor ASIC Documents; and

            (iii)  none of Amcor or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Amcor and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than Amcor or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), transferee or successor liability, or otherwise.

          (b)   Neither Amcor nor any of its Subsidiaries has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to (i) prevent the Merger and the Scheme from qualifying for the Intended Tax Treatment or (ii) cause New Holdco to be treated as a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Transactions.

        Section 4.13    Required Vote; Takeover Statutes.

          (a)   The Amcor Shareholder Approval is the only vote of holders of securities of Amcor required to adopt this Agreement, approve the Scheme and to consummate the Transactions.

          (b)   No Takeover Statute applicable to Amcor or any Amcor Subsidiary nor any anti-takeover provision in the Amcor Governing Documents is applicable to the Transactions.

        Section 4.14    Anti-Corruption.

          (a)   Neither Amcor nor any Amcor Subsidiary, nor any director, manager or, to the knowledge of Amcor, any employee or agent of Amcor or any Amcor Subsidiary has, since January 1, 2013, in connection with the business of Amcor or any Amcor Subsidiary, itself or, to the knowledge of Amcor, any of its or their respective agents, representatives, sales intermediaries or any other third party, in each case, acting on behalf of Amcor or any Amcor Subsidiary, made any unlawful payment or given, offered, promised, authorized, or agreed to give, any money or thing of value, directly or indirectly, to any Government Official, or otherwise taken any action, in each case in violation of any applicable Bribery Legislation.

          (b)   Neither Amcor nor any Amcor Subsidiary, nor any director, manager or, to the knowledge of Amcor, any employee or agent of Amcor or any Amcor Subsidiary has, since January 1, 2013, been subject to any actual, pending, or, to Amcor's knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Amcor or any Amcor Subsidiary of applicable Bribery Legislation.

          (c)   Amcor and each Amcor Subsidiary have made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Amcor and each Amcor Subsidiary as required by applicable Bribery Legislation in all material respects.

          (d)   Amcor and each Amcor Subsidiary have instituted policies and procedures reasonably designed to ensure compliance in all material respects with applicable Bribery Legislation and maintain such policies and procedures in force.

AMCO-439

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Section 4.15    Sanctions.     Neither Amcor nor any Amcor Subsidiary, nor any director, manager or, to the knowledge of Amcor, any employee or agent of Amcor or any Amcor Subsidiary, (a) is a Sanctioned Person, (b) has, since January 1, 2013, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Amcor or any Amcor Subsidiary in violation of applicable Sanctions Law, (c) has, since January 1, 2013, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Amcor, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Amcor or any Amcor Subsidiary of any applicable Sanctions Law.

        Section 4.16    Export and Import Matters.     Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Amcor and the Amcor Subsidiaries, taken as a whole, none of Amcor or any Amcor Subsidiary, or any director, manager or, to the knowledge of Amcor, any employee or agent of Amcor or any Amcor Subsidiary have, since the Applicable Date, committed any violation of Ex-Im Laws, including requirements regarding the export, reexport, transfer or provision of any goods, software, technology, data or service within the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws and the valuation, classification, or duty treatment requirements of imported merchandise, the eligibility requirements of imported merchandise for favorable duty rates or other special treatment, country of origin marking requirements, antidumping and countervailing duties, and all other applicable U.S. import laws administered by U.S. Customs and Border Protection (or similar Laws of other jurisdictions in which Amcor and the Amcor Subsidiaries operate).

        Section 4.17    Bemis Share Ownership and Other Interests.     None of Amcor, any Amcor Subsidiary or any of their respective affiliates (a) directly or indirectly owns, beneficially or otherwise, any of Bemis Shares; or (b) is an "interested shareholder" with respect to Bemis under Section 351.459.1(11) of the Missouri Code.

        Section 4.18    No Other Representations.     Except for the representations and warranties contained in Article III or in any certificates delivered by Bemis in connection with the Scheme, each of Amcor, New Holdco and Merger Sub acknowledges that neither Bemis nor any of its Subsidiaries nor any Representative of Bemis makes, and each of Amcor, New Holdco and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Bemis or any of its Subsidiaries or with respect to any other information (or the accuracy or completeness thereof) provided or made available to them in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Amcor, New Holdco, Merger Sub or their respective Representatives in "data rooms" or management presentations in expectation of the Transactions.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE CLOSING

        Section 5.1    Conduct of Business by Bemis Pending the Effective Time.

          (a)   Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Bemis Disclosure Letter, (x) as expressly contemplated or expressly required by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Amcor (which consent shall not be unreasonably withheld, delayed or conditioned), Bemis shall, and shall cause each Bemis Subsidiary to, conduct its business in the ordinary course of business, including by using reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with Governmental Entities and with customers, suppliers and other Persons with whom it and they have material business relations.

AMCO-440

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)   Without limiting the generality and in furtherance of the foregoing, between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Bemis Disclosure Letter, (x) as expressly contemplated or expressly required by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Amcor (which consent shall not be unreasonably withheld, delayed or conditioned), Bemis shall not, and shall cause each Bemis Subsidiary not to:

              (i)  (A) amend the Bemis Governing Documents or the governing documents of any Bemis Subsidiary, (B) split, combine, subdivide, reduce or reclassify any of its issued or unissued capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for any such transaction by a wholly owned Bemis Subsidiary which remains a wholly owned Bemis Subsidiary after consummation of such transaction, (C) declare, determine to be paid, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests, except for (1) any dividends or distributions paid by a direct or indirect wholly owned Bemis Subsidiary to another direct or indirect wholly owned Bemis Subsidiary or to Bemis or (2) Bemis's regular quarterly cash dividend with record and payment dates consistent with the quarterly record and corresponding payment dates in 2017 and in an amount per Bemis Share per quarter not to exceed $0.31 with respect to 2018 quarterly dividends, $0.32 with respect to 2019 quarterly dividends, and $0.33 with respect to 2020 quarterly dividends, (D) enter into any agreement with respect to the voting of its capital stock or other equity interests, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (other than (1) pursuant to the forfeiture of, cashless exercise, or withholding of Taxes with respect to, Bemis Equity Awards, in each case in accordance with past practice and as required or permitted by the terms of the Bemis Equity Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of capital stock or other equity interests of any wholly owned Bemis Subsidiary by Bemis or any other wholly owned Bemis Subsidiary);

             (ii)  authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

            (iii)  except as required by the terms and conditions of any Bemis Benefit Plan in effect on the date of this Agreement and set forth in Section 5.1(b)(iii) of the Bemis Disclosure Letter, (A) grant any long-term incentive awards, (B) amend, modify or establish any Bemis Benefit Plan (including any plan, program or arrangement that would be a Bemis Benefit Plan if it were in existence immediately before the date of this Agreement), (C) modify or increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors other than (except in the case of executive officers and directors) in the ordinary course of business, (D) pay or award, or commit to pay or award, any bonuses or incentive compensation, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or other Contract with any labor union, works council or other labor organization or Bemis Benefit Plan or any benefit or compensation plan, program, policy, scheme, agreement or arrangement that would be a Bemis Benefit Plan if in effect as of the date hereof, except as otherwise permitted by this Section 5.1(b)(iii) or any amendments or terminations in the ordinary course of business that do not contravene the other covenants set forth in this Section 5.1(b)(iii) or materially increase the cost to Bemis, in

AMCO-441

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    the aggregate, of maintaining such Bemis Benefit Plan, (F) take any action to accelerate the vesting, payment or funding of any payment or benefit payable or to become payable to any of its directors, officers, employees or individual independent contractors, (G) terminate the employment of any Bemis Senior Officer, other than for cause, (H) hire any officer, employee or individual independent contractor having total target annual cash compensation of more than $250,000, or any Bemis Senior Officer, or (I) implement or announce any employee layoffs (other than for cause or in the ordinary course of business) or location closings;

            (iv)  make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

             (v)  authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of any business, whether by merger, consolidation, purchase of property or assets, joint venture, licenses or otherwise, except for such transactions for consideration (including assumption of liabilities) that does not exceed (when taken together with all other such transactions) $10 million in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither Bemis nor any Bemis Subsidiary shall enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions;

            (vi)  enter into any new line of business other than any line of business that is reasonably ancillary to or a reasonably foreseeable extension of any line of business engaged in by Bemis as of the date of this Agreement;

           (vii)  issue, deliver, grant, sell, transfer, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, transfer, pledge, disposition or encumbrance of, any shares of capital stock, voting securities or other equity interests in Bemis or any Bemis Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interests, or any rights, warrants or options to acquire any such shares of its capital stock, voting securities or equity interests or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Bemis Equity Award under any existing Bemis Equity Plan (except as otherwise required by the express terms of any Bemis Equity Award as in effect on the date hereof), other than (A) issuances of Bemis Shares in respect of the settlement of Bemis Equity Awards outstanding on the date hereof and in accordance with their respective terms as in effect on the date hereof or (B) transactions between Bemis and a wholly owned Bemis Subsidiary or between wholly owned Bemis Subsidiaries;

          (viii)  create, incur, assume or otherwise become liable with respect to any Indebtedness (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (A) Indebtedness solely between Bemis and a wholly owned Bemis Subsidiary or between wholly owned Bemis Subsidiaries in the ordinary course of business, (B) borrowings by Bemis or any Bemis Subsidiary in the ordinary course of business under the Bemis Credit Agreement and guarantees of such borrowings issued by the Bemis Subsidiaries to the extent required under the terms of the Bemis Credit Agreement as in effect on the date hereof and (C) in connection with letters of credit issued in the ordinary course of business;

            (ix)  make any loans, advances or capital contributions to, or investments in, any other Person (other than Bemis or any wholly owned Bemis Subsidiary), in each case, other than in the ordinary course of business;

AMCO-442

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

             (x)  sell, lease, license, transfer, exchange, swap, let lapse, cancel, pledge, abandon or otherwise dispose of, or subject to any Lien (other than any Bemis Permitted Lien (excluding sections (iv) and (ix) of such definition), any properties or assets (including shares of capital stock or other equity interests of Bemis or any of the Bemis Subsidiaries and including Intellectual Property), except (A) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.1(b)(viii), (B) sales of inventory, or dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (C) non-exclusive licenses of non-material Intellectual Property in the ordinary course of business, (D) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds (when taken together with all other such transactions) $500,000 in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such transaction), and (E) for transactions among Bemis and its wholly owned Bemis Subsidiaries or among wholly owned Bemis Subsidiaries;

            (xi)  without limiting Section 6.8, settle, or offer or propose to settle, any Proceeding involving or against Bemis or any Bemis Subsidiary, other than (A) ordinary course disputes with vendors, customers or employees in which no litigation or arbitration commences and (B) settlements or compromises of any Proceeding where (1) the amount paid in an individual settlement or compromise by Bemis (and not including any amount paid by Bemis's third-party insurance carriers or third parties) does not exceed the amount set forth in Section 5.1(b)(xi) of the Bemis Disclosure Letter and (2) there is no material non-monetary relief.

           (xii)  (A) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (B) file any material amended Tax Return, (C) settle or compromise any audit or Proceeding relating to Taxes that involves a material amount of Taxes, (D) enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, (E) surrender any right to claim a material Tax refund, or (F) take any action that would require the filing of a "gain recognition agreement" (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) by Bemis or its Subsidiaries to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes;

          (xiii)  make or commit to any new capital expenditure, other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by third party insurance or if the portion of which that is not covered by insurance is less than $10 million) or (B) in the ordinary course of business and in the aggregate not in excess of the amounts reflected in Bemis's capital expenditure budget for each of 2018 and 2019 set forth in Section 5.1(b)(xiii) of the Bemis Disclosure Letter;

          (xiv)  except in the ordinary course of business or with respect to matters that are expressly permitted by the other provisions of this Section 5.1(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Bemis Material Contract, or (B) modify, amend or terminate any Bemis Material Contract or waive, release or assign any material rights, benefits or claims thereunder; or

           (xv)  agree, resolve or commit, in writing or otherwise, to do any of the foregoing.

          (c)   Without in any way limiting any party's rights or obligations under this Agreement, nothing contained in this Agreement shall give Amcor, directly or indirectly, the right to control or direct the operations of Bemis prior to the Effective Time. Prior to the Effective Time, Bemis shall

AMCO-443

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

        Section 5.2    Conduct of Business by Amcor Pending the Effective Time.

          (a)   Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.2 of the Amcor Disclosure Letter, (x) as expressly contemplated or expressly required by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Bemis (which consent shall not be unreasonably withheld, delayed or conditioned), Amcor, New Holdco and Merger Sub shall not, and shall cause each Amcor Subsidiary not to:

              (i)  (A) subject, in the case of New Holdco, to Section 6.11, amend the Amcor Governing Documents in any manner that would prevent, delay or impair the consummation of the Merger or the Scheme or adversely affect the rights of Bemis Shareholders, or (B) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock or other equity interests, except for (1) any dividends or distributions paid by a direct or indirect wholly owned Amcor Subsidiary to another direct or indirect wholly owned Amcor Subsidiary or to Amcor, (2) semiannual cash dividends on the Amcor Shares consistent with past practice (including increases in the amount of such dividends consistent with past practice) and (3) cash dividends on the Amcor Shares as are necessary to pro-rate the normal semiannual cash dividend for a three month period if the Effective Time would occur prior to the record date for the payment of such normal semiannual cash dividend for the six month period in which such three month period occurs but after the payment (in such six month period) of a normal quarterly cash dividend on the Bemis Shares;

             (ii)  split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its capital stock or other equity interests, except for any such transaction by a wholly owned Amcor Subsidiary which remains a wholly owned Amcor Subsidiary after consummation of such transaction;

            (iii)  acquire another business, whether by merger, consolidation, purchase of property or assets, joint venture, licenses or otherwise, or merge or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Merger or the Scheme;

            (iv)  issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of capital stock, voting securities or other equity interests in Amcor or New Holdco or any securities convertible into or exchangeable for any such shares, voting securities or equity interests, or any rights, warrants or options to acquire any such shares of the capital stock, voting securities or equity interests of Amcor or New Holdco, other than (A) (x) issuances of Amcor Shares in respect of the settlement of Amcor Equity Awards, and (y) grants of Amcor Equity Awards or other equity and equity-linked awards to employees, directors and officers of Amcor or the Amcor Subsidiaries, (B) transactions between Amcor and a wholly owned Amcor Subsidiary or between wholly owned Amcor Subsidiaries, or (C) issuances of Amcor Shares having a value at the time of issuance of no more than $500 million (in the aggregate for all such issuances) as consideration in connection with any merger, consolidation or acquisition of the stock or assets of any other Person; or

             (v)  agree, resolve or commit, in writing or otherwise, to do any of the foregoing.

AMCO-444

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)   Without in any way limiting any party's rights or obligations under this Agreement, nothing contained in this Agreement shall give Bemis, directly or indirectly, the right to control or direct the operations of Amcor, Merger Sub or New Holdco prior to the Scheme Closing. Prior to the Scheme Closing, each of Amcor, Merger Sub and New Holdco shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

        Section 5.3    Solicitation by Bemis.

          (a)    No Solicitation or Negotiation.    Bemis agrees that, except as expressly permitted by this Section 5.3, it shall not, and it shall cause the Bemis Subsidiaries and each of its and the Bemis Subsidiaries' respective directors, officers and employees not to, and it shall use reasonable best efforts to cause its and the Bemis Subsidiaries' respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives not to, directly or indirectly:

              (i)  initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Bemis Competing Proposal;

             (ii)  engage or otherwise participate in any discussions or negotiations with any third party relating to any Bemis Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Bemis Competing Proposal;

            (iii)  provide any non-public information or data to any Person in connection with, related to or in contemplation of any Bemis Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Bemis Competing Proposal;

            (iv)  amend, grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of Bemis or any of the Bemis Subsidiaries, unless the Bemis Board of Directors determines after considering advice from outside legal counsel that the failure to amend, waive, release or fail to enforce such provision would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

             (v)  approve any Person becoming an "interested shareholder" under Section 351.459 of the Missouri Code;

            (vi)  enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Bemis Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Bemis Competing Proposal (other than a Bemis Competing Proposal NDA); or

           (vii)  (A) fail to make, withdraw or modify in a manner adverse to Amcor, or publicly propose to fail to make, withdraw or modify in a manner adverse to Amcor, the Bemis Board Recommendation, (B) fail to include the Bemis Board Recommendation in the Proxy Statement, (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Bemis Competing Proposal, or (D) fail to reaffirm the Bemis Board Recommendation in a statement complying with Rule 14e-2(a) under the Exchange Act with regard to a Bemis Competing Proposal or in connection with such action by the close of business on the 10th Business Day after the commencement of such Bemis Competing Proposal under Rule 14e-2(a) (any of the foregoing in this Section 5.3(a)(vii), a "Bemis Adverse Recommendation Change").

        Nothing contained herein shall prevent the Bemis Board of Directors from (A) complying with Rule 14e-2(a) under the Exchange Act with regard to a Bemis Competing Proposal or (B) issuing

AMCO-445

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

"stop, look and listen" disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure or statement that constitutes or contains a Bemis Adverse Recommendation Change shall be subject to the provisions of this Section 5.3(a) (it being understood, for the avoidance of doubt, that a disclosure that constitutes only a customary "stop, look and listen" statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not in and of itself be deemed to be a Bemis Adverse Recommendation Change).

        Bemis shall, and Bemis shall cause the Bemis Subsidiaries and each of its and the Bemis Subsidiaries' respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and the Bemis Subsidiaries' respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Bemis Competing Proposal, or proposal or offer that would reasonably be expected to lead to a Bemis Competing Proposal. Bemis will promptly (and in each case within 24 hours from the date of this Agreement) request from each Person (and such Person's Representatives) that has executed a confidentiality agreement in connection with its consideration of making a Bemis Competing Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Bemis or any Bemis Subsidiary and shall promptly (and in each case within 24 hours from the date of this Agreement) terminate all physical and electronic data access previously granted to each such Person.

          (b)    Responding to Bemis Competing Proposals.    Prior to the time, but not after, the Bemis Shareholder Approval is obtained, Bemis and its Representatives may, in response to a bona fide written Bemis Competing Proposal made after the date of this Agreement that did not result from a breach of this Section 5.3, (i) contact the Person who made such Bemis Competing Proposal and its Representatives solely to (x) clarify the terms and conditions thereof or (y) inform such Person of the existence of the provisions contained in this Section 5.3; (ii) provide access to information regarding Bemis or any of its Subsidiaries in response to a request therefor to the Person who made such Bemis Competing Proposal and such Person's Representatives; provided that such information has previously been, or is promptly (in no event later than 24 hours), made available to Amcor and that, prior to furnishing any such non-public information, Bemis receives from the Person making such Bemis Competing Proposal an executed confidentiality agreement containing terms at least as restrictive in all material respects on such Person with respect to confidentiality as the Confidentiality Agreement (each such confidentiality agreement, a "Bemis Competing Proposal NDA"); and (iii) participate in discussions or negotiations with any such Person and its Representatives regarding such Bemis Competing Proposal, if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Bemis Board of Directors determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation that (A) the failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law and (B) such Bemis Competing Proposal either constitutes a Bemis Superior Proposal or would reasonably be expected to result in a Bemis Superior Proposal.

          (c)    Notice.    Bemis shall promptly notify Amcor (in no event later than 24 hours) of (i) the receipt by Bemis (or any of its Representatives) of any Bemis Competing Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to a Bemis Competing Proposal, (ii) the receipt by Bemis (or any of its Representatives) of any request for non-public information relating to Bemis or any of its Subsidiaries from any Person who has made or is reasonably likely to be seeking to make a Bemis Competing Proposal, or (iii) any discussions or negotiations with respect to a Bemis Competing Proposal sought to be initiated or continued by any Person with Bemis, its Subsidiaries or any of their respective Representatives. Each such notice shall indicate

AMCO-446

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  the name of such Person and the material terms and conditions (including price) of any proposals, offers or requests (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). Following delivery of the initial notice, Bemis shall keep Amcor informed, on a reasonably current basis, of the status and material terms of any such proposals, offers or requests (including any amendments thereto) and the status of any such discussions or negotiations. Neither Bemis nor any of its Subsidiaries will enter into any agreement with any Person which prohibits Bemis from providing any information to Amcor in accordance with, or otherwise complying with, this Section 5.3.

          (d)    Definitions.    For purposes of this Agreement:

          "Bemis Competing Proposal" means, other than the Transactions, any offer or proposal from any Person or group of Persons, other than Amcor and its Subsidiaries, relating to (i) any direct or indirect acquisition or purchase of 20% or more of the consolidated assets of Bemis and its Subsidiaries or 20% or more of any class of equity or voting securities of Bemis, in each case, by such Person or group of Persons, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Person or group of Persons (or their stockholders) beneficially owning 20% or more of any class of equity or voting securities of Bemis or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Bemis or any of its Subsidiaries that would result in such Person or group of Persons beneficially owning 20% or more of the consolidated assets of Bemis and its Subsidiaries or 20% or more of any class of equity or voting securities of Bemis.

          "Bemis Superior Proposal" means a bona fide written Bemis Competing Proposal that did not result from a breach of this Section 5.3 (with references to 20% being deemed to be replaced with references to 50%), which the Bemis Board of Directors determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation to be (i) more favorable to the Bemis Shareholders from a financial point of view than the Transactions and (ii) reasonably capable of being completed as proposed, in the case of each of clauses (i) and (ii), taking into account all financial, legal, regulatory and other aspects of this Agreement and the Transactions (including any changes to the terms of this Agreement and the Transactions proposed by Amcor in response to such Bemis Competing Proposal or otherwise) and such Bemis Competing Proposal.

          (e)    Fiduciary Exception.    Notwithstanding Section 5.3(a)(vi) and Section 5.3(a)(vii) , but subject (as applicable) to compliance with Section 5.3(f), prior to the time, but not after, the Bemis Shareholder Approval is obtained, the Bemis Board of Directors may (A) make a Bemis Adverse Recommendation Change and/or (B) terminate this Agreement in accordance with Section 8.1(b)(ii) in order to concurrently enter into a definitive agreement for a Bemis Superior Proposal, in either case if (i)(x) in the case of such an action taken in connection with a Bemis Competing Proposal, the Bemis Competing Proposal is not withdrawn and the Bemis Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, that such Bemis Competing Proposal constitutes a Bemis Superior Proposal; or (y) in the case of any such Bemis Adverse Recommendation Change taken other than in connection with a Bemis Competing Proposal, there is a material event, development, circumstance, occurrence or change in circumstances or facts (including any material change in probability or magnitude of circumstances) that was not known to the Bemis Board of Directors on the date of this Agreement (or if known, the consequences of which were not known as of the date of this Agreement) (an "Intervening Event") and (ii) the Bemis Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account any proposal by Amcor to amend the terms of this Agreement and the Transactions in accordance with Section 5.3(f), that the failure to

AMCO-447

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law.

          (f)    Last Look.    The Bemis Board of Directors shall not make a Bemis Adverse Recommendation Change pursuant to Section 5.3(e)(A) or terminate this Agreement pursuant to Section 5.3(e)(B) and Section 8.1(b)(ii) unless, prior to making such Bemis Adverse Recommendation Change or such termination of this Agreement, (i) Bemis notifies Amcor in writing of its intention to do so at least four Business Days before taking such action, which such notification shall attach, in the case of a Bemis Adverse Recommendation Change pursuant to Section 5.3(e)(A) in response to a Bemis Superior Proposal or termination of this Agreement pursuant to Section 5.3(e)(B) and Section 8.1(b)(ii), any proposed draft agreements (including financing arrangements and other ancillary agreements) in Bemis's or its Subsidiaries' or its or their Representatives' possession and other material definitive documentation relating to such Bemis Competing Proposal in Bemis's or its Subsidiaries' or its or their Representatives' possession and the identity of the Person making the Bemis Competing Proposal, or, in the case of a Bemis Adverse Recommendation Change in response to an Intervening Event, a reasonably detailed description of the facts relating to such Bemis Adverse Recommendation Change, (ii) during such four Business Day period, if requested by Amcor, Bemis and its Representatives shall have discussed and negotiated in good faith with Amcor and its Representatives regarding any proposal by Amcor to amend the terms of this Agreement and the Transactions in response to such Bemis Superior Proposal or other potential Bemis Adverse Recommendation Change, as applicable, and (iii) after such four Business Day period, the Bemis Board of Directors shall have determined in good faith, after considering advice from outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account any proposal by Amcor to amend the terms of this Agreement and the Transactions made during such period, that (A) in the case of a Bemis Adverse Recommendation Change pursuant to Section 5.3(e)(A) in response to a Bemis Superior Proposal or termination of this Agreement pursuant to Section 5.3(e)(B) and Section 8.1(b)(ii), such Bemis Competing Proposal continues to constitute a Bemis Superior Proposal and (B) in any case, the failure to take such action would continue to reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any amendment to the financial or other material terms of any such Bemis Superior Proposal shall require a new written notification from Bemis and a new notice period under Section 5.3(f)(i) (except that such negotiation period shall be for three Business Days), during which period Bemis shall be required to comply with the other requirements of this Section 5.3(f) anew).

          (g)   References in this Section 5.3 to the "Bemis Board of Directors" shall mean the Bemis Board of Directors or, to the extent applicable, a duly authorized committee thereof.

        Section 5.4    Solicitation by Amcor.

          (a)    No Solicitation or Negotiation.    Amcor agrees that, except as expressly permitted by this Section 5.4, it shall not, and it shall cause the Amcor Subsidiaries and each of its and the Amcor Subsidiaries' respective directors, officers and employees not to, and it shall use reasonable best efforts to cause its and the Amcor Subsidiaries' respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives not to, directly or indirectly:

              (i)  initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Amcor Competing Proposal;

             (ii)  engage or otherwise participate in any discussions or negotiations with any third party relating to any Amcor Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Amcor Competing Proposal;

AMCO-448

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

            (iii)  provide any non-public information or data to any Person in connection with, related to or in contemplation of any Amcor Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Amcor Competing Proposal;

            (iv)  amend, grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of Amcor or any of the Amcor Subsidiaries, unless the Amcor Board of Directors determines after considering advice from outside legal counsel that the failure to amend, waive, release or fail to enforce such provision would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

             (v)  consent to or agree that takeover offers and accompanying documents be sent earlier under section 633(6) of the Australian Act;

            (vi)  enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to an Amcor Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Amcor Competing Proposal (other than an Amcor Competing Proposal NDA); or

           (vii)  (A) fail to make, withdraw or modify in a manner adverse to Bemis, or publicly propose to fail to make, withdraw or modify in a manner adverse to Bemis, the Amcor Board Recommendation, (B) fail to include the Amcor Board Recommendation in the Scheme Booklet, (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve an Amcor Competing Proposal or (D) fail to reaffirm, by way of an ASX announcement, the Amcor Board Recommendation by the close of business on the 10th Business Day after the commencement of an Amcor Competing Proposal pursuant to a publicly announced takeover bid under Australian Law (any of the foregoing in this Section 5.4(a)(vii), an "Amcor Adverse Recommendation Change").

        Nothing contained herein shall prevent the Amcor Board of Directors from making a customary statement that Amcor Shareholders should, with respect to an unsolicited Amcor Competing Proposal and during a period of no more than ten business days from the date of commencement of such Amcor Competing Proposal, "take no action pending further advice" (or words to that effect); provided, however, that any such statement that constitutes or contains an Amcor Adverse Recommendation Change shall be subject to the provisions of this Section 5.4(a) (it being understood, for the avoidance of doubt, that a disclosure that constitutes only a customary "take no action pending further advice" statement with respect to an unsolicited Amcor Competing Proposal and during a period of no more than ten business days from the date of commencement of such Amcor Competing Proposal or similar communication shall not in and of itself be deemed to be an Amcor Adverse Recommendation Change).

        Amcor shall, and Amcor shall cause the Amcor Subsidiaries and each of its and the Amcor Subsidiaries' respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and the Amcor Subsidiaries' respective third-party consultants, financial advisors, accountants, legal counsel, investment bankers and other third party agents, advisors and representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Amcor Competing Proposal, or proposal or offer that would reasonably be expected to lead to an Amcor Competing Proposal. Amcor will promptly inform the Persons referred to in the preceding sentence of the obligations undertaken in this Section 5.4. Amcor will promptly (and in each case within 24 hours from the date of this Agreement) request from each Person (and such Person's Representatives) that has executed a confidentiality agreement in connection with its consideration of making an Amcor Competing Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Amcor or any Amcor Subsidiary and shall promptly (and in each case within 24 hours from the date of this Agreement) terminate all physical and electronic data access previously granted to each such Person.

AMCO-449

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)    Responding to Amcor Competing Proposals.    Prior to the time, but not after, the Amcor Shareholder Approval is obtained, Amcor and its Representatives may, in response to a bona fide written Amcor Competing Proposal made after the date of this Agreement that did not result from a breach of this Section 5.4, (i) contact the Person who made such Amcor Competing Proposal and its Representatives solely to (x) clarify the terms and conditions thereof or (y) inform such Person of the existence of the provisions contained in this Section 5.4; (ii) provide access to information regarding Amcor or any of its Subsidiaries in response to a request therefor to the Person who made such Amcor Competing Proposal and such Person's Representatives; provided that such information has previously been, or is promptly (in no event later than 24 hours), made available to Amcor and that, prior to furnishing any such non-public information, Amcor receives from the Person making such Amcor Competing Proposal an executed confidentiality agreement containing terms at least as restrictive in all material respects on such Person with respect to confidentiality as the Confidentiality Agreement (each such confidentiality agreement, an "Amcor Competing Proposal NDA"); and (iii) participate in discussions or negotiations with any such Person and its Representatives regarding such Amcor Competing Proposal, if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Amcor Board of Directors determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation that (A) the failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law and (B) such Amcor Competing Proposal either constitutes an Amcor Superior Proposal or would reasonably be expected to result in an Amcor Superior Proposal.

          (c)    Notice.    Amcor shall promptly notify Bemis (in no event later than 24 hours) of (i) the receipt by Amcor (or any of its Representatives) of any Amcor Competing Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to an Amcor Competing Proposal, (ii) the receipt by Amcor (or any of its Representatives) of any request for non-public information relating to Amcor or any of its Subsidiaries from any Person who has made or is reasonably likely to be seeking to make an Amcor Competing Proposal, or (iii) any discussions or negotiations with respect to an Amcor Competing Proposal sought to be initiated or continued by any Person with Amcor, its Subsidiaries or any of their respective Representatives. Each such notice shall indicate the name of such Person and the material terms and conditions (including price) of any proposals, offers or requests (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). Following delivery of the initial notice, Amcor shall keep Bemis informed, on a reasonably current basis, of the status and material terms of any such proposals, offers or requests (including any amendments thereto) and the status of any such discussions or negotiations. Neither Amcor nor any of its Subsidiaries will enter into any agreement with any Person which prohibits Amcor from providing any information to Bemis in accordance with, or otherwise complying with, this Section 5.4.

          (d)    Definitions.    For purposes of this Agreement:

          "Amcor Competing Proposal" means, other than the Transactions, any offer or proposal from any Person or group of Persons, other than New Holdco and its Subsidiaries, relating to (i) any direct or indirect acquisition or purchase of 20% or more of the consolidated assets of Amcor and its Subsidiaries or 20% or more of any class of equity or voting securities of Amcor, in each case, by such Person or group of Persons, (ii) any takeover bid that, if completed, would result in such Person or group of Persons (or their stockholders) beneficially owning 20% or more of any class of equity or voting securities of Amcor or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Amcor or any of its Subsidiaries that would result in such Person or group of Persons beneficially owning 20% or more of the

AMCO-450

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  consolidated assets of Amcor and its Subsidiaries or 20% or more of any class of equity or voting securities of Amcor.

          "Amcor Superior Proposal" means a bona fide, written Amcor Competing Proposal that did not result from a breach of this Section 5.4 (with references to 20% being deemed to be replaced with references to 50%), which the Amcor Board of Directors determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation to be (i) more favorable to Amcor Shareholders from a financial point of view than the Transactions and (ii) reasonably capable of being completed as proposed, in the case of each of clauses (i) and (ii), taking into account all financial, legal, regulatory and other aspects of this Agreement and the Transactions (including any changes to the terms of this Agreement and the Transactions proposed by Bemis in response to such Amcor Competing Proposal or otherwise) and such Amcor Competing Proposal.

          (e)    Fiduciary Exception.    Notwithstanding Section 5.4(a)(vi) and Section 5.4(a)(vii) , but subject (as applicable) to compliance with Section 5.4(f), prior to the time, but not after, the Amcor Shareholder Approval is obtained, the Amcor Board of Directors may (A) make an Amcor Adverse Recommendation Change and/or (B) terminate this Agreement in accordance with Section 8.1(c)(ii) in order to concurrently enter into a definitive agreement for an Amcor Superior Proposal, in either case if (i)(x) in the case of such an action taken in connection with an Amcor Competing Proposal, the Amcor Competing Proposal is not withdrawn and the Amcor Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, that such Amcor Competing Proposal constitutes an Amcor Superior Proposal; or (y) in the case of any such Amcor Adverse Recommendation Change taken other than in connection with an Amcor Competing Proposal, there is an Intervening Event (with references to Bemis in such definition being references to Amcor and it being understood that an opinion by the Independent Expert in the IER that the Transactions are not in the best interests of Amcor Shareholders shall be deemed to qualify as an Intervening Event in relation to Amcor) and (ii) the Amcor Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account any proposal by Bemis to amend the terms of this Agreement and the Transactions in accordance with Section 5.4(f), that the failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law.

          (f)    Last Look.    The Amcor Board of Directors shall not make an Amcor Adverse Recommendation Change pursuant to Section 5.4(e)(A) or terminate this Agreement pursuant to Section 5.4(e)(B) and Section 8.1(c)(ii) unless, prior to making such Amcor Adverse Recommendation Change or such termination of this Agreement, (i) Amcor notifies Bemis in writing of its intention to do so at least four Business Days before taking such action, which such notification shall attach, in the case of an Amcor Adverse Recommendation Change pursuant to Section 5.4(e)(A) in response to an Amcor Superior Proposal or termination of this Agreement pursuant to Section 5.4(e)(B) and Section 8.1(c)(ii), all proposed draft agreements (including financing arrangements and other ancillary agreements) in Amcor's or its Subsidiaries' or its or their Representatives' possession and other material definitive documentation relating to such Amcor Competing Proposal in Amcor's or its Subsidiaries' or its or their Representatives' possession and the identity of the Person making the Amcor Competing Proposal, or, in the case of an Amcor Adverse Recommendation Change in response to an Intervening Event (with references to Bemis in such definition being references to Amcor and it being understood that an opinion by the Independent Expert in the IER that the Transactions are not in the best interests of Amcor Shareholders shall be deemed to qualify as an Intervening Event in relation to Amcor), a reasonably detailed description of the facts relating to such Amcor Adverse Recommendation Change, (ii) during such four Business Day period, if requested by Bemis, Amcor and its

AMCO-451

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  Representatives shall have discussed and negotiated in good faith with Bemis and its Representatives regarding any proposal by Bemis to amend the terms of this Agreement and the Transactions in response to such Amcor Superior Proposal or other potential Amcor Adverse Recommendation Change, as applicable, and (iii) after such four Business Day period, the Amcor Board of Directors shall have determined in good faith, after considering advice from outside legal counsel and a financial advisor of nationally recognized reputation, and taking into account any proposal by Bemis to amend the terms of this Agreement and the Transactions made during such period, that (A) in the case of an Amcor Adverse Recommendation Change pursuant to Section 5.4(e)(A) in response to an Amcor Superior Proposal or termination of this Agreement pursuant to Section 5.4(e)(B) and Section 8.1(c)(ii), such Amcor Competing Proposal continues to constitute an Amcor Superior Proposal and (B) in any case, the failure to take such action would continue to reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any amendment to the financial or other material terms of any such Amcor Superior Proposal shall require a new written notification from Amcor and a new notice period under Section 5.4(f)(i) (except that such negotiation period shall be for three Business Days), during which period Amcor shall be required to comply with the other requirements of this Section 5.4(f) anew).

          (g)   References in this Section 5.4 to the "Amcor Board of Directors" shall mean the Amcor Board of Directors or, to the extent applicable, a duly authorized committee thereof.

        Section 5.5    Preparation of the Scheme Booklet, the Proxy Statement and the Form S-4; Bemis Special Meeting; Amcor Scheme Meeting.

          (a)   As promptly as reasonably practicable following the date hereof, each of Amcor, New Holdco and Bemis shall cooperate in preparing and Amcor (in the case of the Scheme Booklet) and New Holdco and Bemis (in the case of the Form S-4) shall cause to be filed:

              (i)  with the SEC, (A) the proxy statement relating to the matters to be submitted to the Bemis Shareholders at the Bemis Special Meeting, which will be used as a prospectus of New Holdco with respect to the New Holdco Shares issuable in the Merger (such proxy and prospectus materials, and any amendments or supplements thereto, the "Proxy Statement") and (B) a registration statement on Form S-4 (of which the Proxy Statement will form a part as a prospectus of New Holdco) pursuant to which the offer and sale of New Holdco Shares in the Merger will be registered pursuant to the Securities Act (together with any amendments and supplements thereto, the "Form S-4"); and

             (ii)  with ASIC (and, subsequently, the Court), the Scheme Booklet; provided that the Scheme Booklet will be filed with ASIC as promptly as reasonably practicable following the initial filing of the Form S-4 with the SEC (subject to Section 5.5(g)).

          Each of the Parties shall use its reasonable best efforts to (i) respond as promptly as reasonably practicable to any comments from the SEC, have the Proxy Statement cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as reasonably practicable (subject to, after consultation with Bemis, postponement of such effectiveness if Amcor reasonably considers it necessary or advisable in connection with a postponement of the Scheme Meeting and/or the Bemis Special Meeting pursuant to this Section 5.5), keep the Form S-4 effective as long as is necessary to consummate the Scheme and the Merger and mail the Proxy Statement to the Bemis Shareholders as promptly as reasonably practicable after the Form S-4 is declared effective, and (ii) respond as promptly as reasonably practicable to any comments from ASIC or the Court to the Scheme Booklet and mail the Scheme Booklet to the Amcor Shareholders as promptly as reasonably practicable after its approval by the Court at the First Court Hearing. Amcor and Bemis will cooperate in good faith to coordinate the timing of the mailing of the Proxy Statement and the Scheme Booklet with the objective of mailing the Proxy Statement and the

AMCO-452

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  Scheme Booklet as promptly as reasonably practicable following the date hereof (subject to, after consultation with Bemis, postponement of such mailing if Amcor reasonably considers it necessary or advisable in connection with a postponement of the Scheme Meeting and/or the Bemis Special Meeting pursuant to this Section 5.5).

          (b)   Each Party shall, as promptly as reasonably practicable after receipt thereof, provide the other Parties with copies of any written comments with respect to the Proxy Statement, the Form S-4 or the Scheme Booklet that are received from the SEC or ASIC (as applicable). Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement or the Form S-4 prior to filing such with the SEC or the Scheme Booklet prior to its filing with the Court or ASIC (other than any filing, amendment or supplement in connection with a Bemis Adverse Recommendation Change or an Amcor Adverse Recommendation Change, in each case that is made in accordance with Section 5.3 or Section 5.4, as applicable) and consider such other Party's comments in good faith, and each Party will promptly provide the other Party with a copy of all such filings made with the SEC, the Court and ASIC. Amcor shall request that the Court hold the First Court Hearing as promptly as reasonably practicable following the conclusion of ASIC's review of the Scheme Booklet pursuant to section 411(2) of the Australian Act.

          (c)   Each Party shall, as promptly as reasonably practicable, furnish all information concerning such Party required to be included in the Proxy Statement and the Form S-4 pursuant to the Securities Act and Exchange Act, and the Scheme Booklet pursuant to the Australian Act, the Australian Regulations, ASX Listing Rules and RG 60, including with respect to the preparation and inclusion of any required pro forma or audited financial information (including by preparing, as promptly as reasonably practicable, financial statements prepared under U.S. GAAP or with a reconciliation to U.S. GAAP), and shall provide any other information concerning such Person and its Subsidiaries to the other Parties to be included therein and provide such other assistance and cooperation as may be reasonably requested by such other Party in the preparation of the Proxy Statement, the Form S-4, the Scheme Booklet and the resolution of any comments to any of the foregoing received from the SEC, the Court or ASIC. Without limiting the foregoing, Amcor shall be responsible for preparing or causing to be prepared as promptly as reasonably practicable after the date of this Agreement any New Holdco financial information or pro forma financial information required to be included in the Form S-4 or the Scheme Booklet, and Bemis shall reasonably cooperate with Amcor in the preparation of such information. Each Party shall use its reasonable best efforts to cause its independent registered public accounting firm to consent to the inclusion or incorporation by reference of its audit reports on the annual audited consolidated financial statements included in the Form S-4 and, if requested by Amcor, the Scheme Booklet.

          (d)   Each of Amcor and Bemis shall use its reasonable best efforts to ensure that the information relating to Amcor and its Subsidiaries (including New Holdco) in the case of Amcor, and relating to Bemis and the Bemis Subsidiaries in the case of Bemis, contained in the Form S-4, the Proxy Statement and the Scheme Booklet will not, (i) in the case of the Proxy Statement, on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the Bemis Shareholders or at the time of the Bemis Special Meeting (as it may be adjourned or postponed in accordance with the terms hereof), (ii) in the case of the Form S-4 and the Proxy Statement, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective or any post-effective amendment thereto or to the Proxy Statement is declared effective, or (iii) in the case of the Scheme Booklet, on the date the Scheme Booklet is first mailed to Amcor Shareholders, or at the time of the Scheme Meeting, with respect to each of the foregoing clauses (i) through (iii), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and, in respect of the Scheme Booklet, be misleading or deceptive in any material

AMCO-453

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  respect (whether by omission or otherwise), including in the form and context in which it appears in the Scheme Booklet. If any information relating to Bemis or Amcor, respectively, or any of their respective Subsidiaries, should be discovered by Bemis or Amcor which, in the reasonable judgment of Bemis or Amcor, respectively, should be set forth in an amendment of, or a supplement to, any of the Form S-4, the Proxy Statement or the Scheme Booklet so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or, in respect of the Scheme Booklet, not be misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the Scheme Booklet, the Party which discovers such information shall promptly notify the other Parties, and Bemis or Amcor shall cooperate in the prompt filing with (to the extent required by applicable Law) the SEC, ASIC or the Court (as applicable) of any necessary amendment of, or supplement to, the Scheme Booklet, the Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the Amcor Shareholders or Bemis Shareholders (as applicable). The Scheme Booklet shall contain a responsibility statement to the effect that (A) Bemis is responsible for the information about Bemis and its Subsidiaries contained in the Scheme Booklet and (B) Amcor is responsible for the information about Amcor and the Amcor Subsidiaries (including New Holdco), the Scheme Consideration and such other matters as Amcor is responsible for under applicable Law, contained in the Scheme Booklet.

          (e)   Bemis shall, in accordance with applicable Law and the Bemis Governing Documents and subject to Section 5.5(g), cause the Bemis Special Meeting to be duly called and held as promptly as reasonably practicable after clearance of the Form S-4 by the SEC for the purpose of obtaining the Bemis Shareholder Approval. Subject to Section 5.3, Bemis shall, through the Bemis Board of Directors, make the Bemis Board Recommendation, include such Bemis Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Bemis Shareholder Approval. Once Bemis has established a record date for the Bemis Special Meeting, Bemis shall not, without the prior written consent of Amcor (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Bemis Special Meeting; provided that Bemis shall have the right, following consultation with Amcor, to make one or more successive postponements, adjournments or other delays of the Bemis Special Meeting of not more than 15 days individually (i) if, on a date for which the Bemis Special Meeting is scheduled, Bemis has not received proxies representing a sufficient number of Bemis Shares to obtain the Bemis Shareholder Approval, whether or not a quorum is present, or (ii) if insufficient Bemis Shares would be represented at the Bemis Shareholder Meeting to constitute a quorum necessary to conduct the business of the Bemis Shareholder Meeting, (iii) if such adjournment, postponement or delay is reasonably determined to be required by applicable Law, including to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to Bemis Shareholders or to permit dissemination of information which is material to the Bemis Shareholders voting at the Bemis Special Meeting and to give Bemis Shareholders sufficient time to evaluate any such supplement or amendment or other information; provided, that the 15-day period provided for in this sentence will not apply to adjournment, postponement or delay pursuant to this section (iii) and any such adjournment or postponement will allow for reasonable additional time (as reasonably determined by Bemis in consultation with outside legal counsel), or (iv) if the Scheme Meeting has been adjourned or postponed by Amcor in accordance with Section 5.5(f), to the extent necessary to enable the Bemis Special Meeting and the Scheme Meeting to be held within a single period of 24 consecutive hours as contemplated by Section 5.5(g). Other than pursuant to section (iii) or (iv) of the prior sentence or with the prior written consent of Amcor, the Bemis Special Meeting may not be adjourned or postponed to a date that is, in the aggregate, more than 60 days after the date for which the Bemis Special Meeting was originally scheduled. Once Bemis has established a record date for the Bemis Special

AMCO-454

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  Meeting, Bemis shall not change such record date or establish a different record date for the Bemis Special Meeting without the prior written consent of Amcor (not to be unreasonably withheld, conditioned or delayed), unless (x) following consultation with Amcor, required to do so by applicable Law or the Bemis Governing Documents, (y) Bemis reasonably determines it is necessary or advisable to obtain the Bemis Shareholder Approval or (z) it is required in connection with any adjournment or postponement of the Bemis Special Meeting permitted by the preceding sentences (it being understood that in the case of this clause (z), Bemis shall consult with and consider in good faith the views of Amcor in connection with setting such new record date). Without the prior written consent of Amcor, the approval of this Agreement shall be the only matter (other than (1) matters of procedure and matters required by applicable Law to be voted on by the Bemis Shareholders in connection with the adoption of this Agreement or the Transactions (including a "say-on-golden-parachute" non-binding advisory vote) and (2) any required votes of the Bemis Shareholders with respect to the contemplated governing documents of New Holdco) that Bemis shall propose to be acted on by the Bemis Shareholders at the Bemis Special Meeting. During the proxy solicitation period Bemis shall keep Amcor reasonably informed of the number of proxy votes received in respect of resolutions to be proposed at the Bemis Special Meeting. Bemis agrees that, unless this Agreement is terminated in accordance with Section 8.1, Bemis's obligations to cause the Bemis Special Meeting to be duly called and held in accordance with this Section 5.5 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to Bemis of any Bemis Competing Proposal or the making of any Bemis Adverse Recommendation Change.

          (f)    Amcor shall, in accordance with applicable Law and as promptly as reasonably practicable, apply for an order of the Court pursuant to subsection 411(1) of the Australian Act directing Amcor to convene the Scheme Meeting and, as soon as reasonably practicable after such order is made by the Court, request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act, and, subject to Section 5.5(g), cause the Scheme Meeting to be duly called and held in accordance with such order of the Court and as promptly as reasonably practicable following the mailing of the Scheme Booklet (as approved by the Court) for the purposes of obtaining the Amcor Shareholder Approval. Subject to Section 5.4, Amcor shall, through the Amcor Board of Directors, make the Amcor Board Recommendation, include such Amcor Board Recommendation in the Scheme Booklet, and solicit and use its reasonable best efforts to obtain the Amcor Shareholder Approval. Once Amcor has established a date for the Scheme Meeting, Amcor shall not, without the prior written consent of Bemis (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Scheme Meeting; provided that Amcor shall have the right, following consultation with Bemis, to make one or more successive postponements, adjournments or delays of the Scheme Meeting of not more than 15 days individually (i) if, on a date for which the Scheme Meeting is scheduled, Amcor has not received proxies representing a sufficient number of Amcor Shares to obtain the Amcor Shareholder Approval, whether or not a quorum is present, (ii) if such adjournment, postponement or delay is reasonably determined to be (x) required by applicable Law (including any Order of the Court), including to the extent necessary to ensure that any necessary supplement or amendment to the Scheme Booklet is provided or made available to Amcor Shareholders or to permit dissemination of information which is material to the Amcor Shareholders voting at the Scheme Meeting and to give Amcor Shareholders sufficient time to evaluate any such supplement or amendment or other information, or (y) necessary or advisable in the event that one or more of the required Governmental Consents under Antitrust Laws required to be obtained pursuant to Condition 2(d) and the status of which would be material to Amcor Shareholders voting at the Scheme Meeting has not be obtained at such time; provided, that the 15-day period provided for in this sentence will not apply to adjournment or postponement pursuant to this section (ii) and any such adjournment or

AMCO-455

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  postponement will allow for reasonable additional time (as reasonably determined by Amcor in consultation with outside legal counsel), (iii) if insufficient Amcor Shares would be represented at the Amcor Shareholder Meeting to constitute a quorum necessary to conduct the business of the Amcor Shareholder Meeting or (iv) if the Bemis Special Meeting has been adjourned or postponed by Bemis in accordance with Section 5.5(e), to the extent necessary to enable the Scheme Meeting and the Bemis Special Meeting to be held within a single period of 24 consecutive hours as contemplated by Section 5.5(g). Other than pursuant to section (ii) or (iv) of the prior sentence or with the prior written consent of Bemis, the Amcor Shareholder Meeting may not be adjourned or postponed to a date that is, in the aggregate, more than 60 days after the date for which the Amcor Shareholder Meeting was originally scheduled. Once Amcor has established a record date for the Amcor Shareholder Meeting, Amcor shall not change such record date or establish a different record date for the Amcor Shareholder Meeting without the prior written consent of Bemis (not to be unreasonably withheld, conditioned or delayed), unless (x) following consultation with Bemis, required to do so by the Court, applicable Law or the Amcor Governing Documents, (y) Amcor reasonably determines it is necessary or advisable to obtain the Amcor Shareholder Approval or (z) it is required in connection with any adjournment or postponement of the Amcor Shareholder Meeting permitted by the preceding sentences (it being understood that in the case of this clause (z), Amcor shall consult with and consider in good faith the views of Bemis in connection with setting such new record date). Without the prior written consent of Bemis, the approval of this Agreement shall be the only matter (other than (1) matters of procedure and matters required by applicable Law to be voted on by the Amcor Shareholders in connection with the approval of the Scheme or the Transactions and (2) any required votes of the Amcor Shareholders with respect to the contemplated governing documents of New Holdco) that Amcor shall propose to be acted on by the Amcor Shareholders at the Amcor Shareholder Meeting. During the proxy solicitation period, Amcor shall keep Bemis reasonably informed of the number of proxy votes received in respect of resolutions to be proposed at the Scheme Meeting. Amcor shall request that the Court hold the Second Court Hearing as promptly as reasonably practicable following the Amcor Shareholder Approval. Amcor agrees that, unless this Agreement is terminated in accordance with Section 8.1, Amcor's obligations to cause the Scheme Meeting to be duly called and held in accordance with this Section 5.5 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to Amcor of any Amcor Competing Proposal or the making of any Amcor Adverse Recommendation Change.

          (g)   Notwithstanding anything to the contrary herein, it is the intention of the Parties that, and each of the Parties shall cooperate and use their reasonable best efforts to cause that, the date and time of the Bemis Special Meeting and the Scheme Meeting shall be coordinated such that they occur within a single period of 24 consecutive hours, and in any event as close in time as possible, and at a time (taking into account scheduled Court recess) such that the Second Court Hearing could be held promptly thereafter.

ARTICLE VI.

ADDITIONAL AGREEMENTS

        Section 6.1    Access; Confidentiality; Notice of Certain Events.

          (a)   From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Bemis shall, and shall cause each of the Bemis Subsidiaries to, (x) afford to Amcor and its Representatives reasonable access during normal business hours and upon reasonable advance notice to the properties, offices, books, Contracts, commitments, personnel and records of Bemis and the Bemis Subsidiaries and (y) furnish reasonably promptly to Amcor and its Representatives such information (financial or

AMCO-456

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  otherwise) concerning its business, properties and personnel as Amcor may reasonably request. To the extent reasonably required in connection with the development of the post-close integration plan pursuant to Section 6.12, Amcor shall, and shall cause each of the Amcor Subsidiaries to, afford to Bemis and its Representatives reasonable access during normal business hours and upon reasonable advance notice to the Contracts and personnel of Amcor and the Amcor Subsidiaries and (y) furnish reasonably promptly to Bemis and its Representatives such information (financial or otherwise) concerning its business and personnel as Bemis may reasonably request.

          (b)   Bemis shall give prompt notice to Amcor (i) of any notice or other communication received by Bemis or any of the Bemis Subsidiaries from any Governmental Entity in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to Bemis, Amcor or their respective Subsidiaries, (ii) of any Proceeding commenced or, to Bemis's knowledge, threatened, against Bemis or any Bemis Subsidiary or otherwise relating to, involving or affecting Bemis or any Bemis Subsidiary, in each case in connection with, arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any Effect which has had, or would reasonably be expected to have, individually or in the aggregate, a Bemis Material Adverse Effect. Amcor shall give prompt notice to Bemis (x) of any notice or other communication received by Amcor or any of the Amcor Subsidiaries from any Governmental Entity in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to Bemis, Amcor or their respective Subsidiaries, (y) of any Proceeding commenced or, to Amcor's knowledge, threatened, against Amcor or any Amcor Subsidiary or otherwise relating to, involving or affecting Amcor or any Amcor Subsidiary, in each case in connection with, arising from or otherwise relating to the Transactions, and (z) upon becoming aware of the occurrence or impending occurrence of any Effect which has had, or would reasonably be expected to have, individually or in the aggregate, an Amcor Material Adverse Effect.

          (c)   Notwithstanding the foregoing, no Party shall be required by this Section 6.1 to provide another Party or its Representatives with access to such properties, offices, books, Contracts, commitments, personnel and records, or to furnish any such information, (i) that such Party is prohibited from providing pursuant to legally binding confidentiality obligations to a third party in existence prior to the date of this Agreement or entered into after the date of this Agreement without breach of this Agreement (provided however that the applicable Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any applicable Law (provided however that the applicable Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such Law), or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided however that the applicable Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).

          (d)   The failure to deliver any notice pursuant to Section 6.1(b) shall not result in or constitute a failure of any of the Conditions or give rise to any right to terminate under Article VIII.

AMCO-457

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Section 6.2    Filings; Other Actions; Notification.

          (a)    Cooperation.    Except where an alternative standard is required pursuant to the terms and conditions of this Agreement and subject to the limitations set forth in Section 6.2(b), Amcor and Bemis shall cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement to consummate and make effective the Transactions as promptly as reasonably practicable (and in any event prior to the End Date), including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable after the date of this Agreement the notifications, filings and other information required to be filed under the HSR Act and any applicable foreign Antitrust Laws with respect to the Transactions) and to obtain as promptly as reasonably practicable (and in any event prior to the End Date) all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any Governmental Entity and any third party, in each case in order to consummate the Transactions. In furtherance and not in limitation of the foregoing (but subject to the limitations set forth in Section 6.2(b) ), each of the Parties shall use its reasonable best efforts to resolve as promptly as reasonably practicable (and in any event prior to the End Date) such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act or any other applicable Laws with respect to the Transactions. Subject to applicable Laws relating to the exchange of information, each of Amcor and Bemis shall (i) have the right to review in advance and, to the extent practicable, each will consult the other on, any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Transactions, (ii) provide the other with copies of all material written correspondence between it (or its Subsidiaries or its or their respective Representatives) and any Governmental Entity relating to the Transactions, (iii) consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of such Party in connection with the HSR Act and any other applicable Law prior to their submission; provided however that Amcor, acting reasonably and after having consulted with and considering in good faith the views of Bemis and subject to and without limiting any of Amcor's other obligations under this Agreement, shall have the right to lead all communications and strategy (both substantive and procedural) with respect to obtaining the required approvals or clearances under the HSR Act and other Antitrust Laws; and provided further that materials furnished pursuant to this Section 6.2 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, or as necessary to address any applicable Law relating to the exchange of information.

          (b)   Notwithstanding anything in this Section 6.2 to the contrary, neither Amcor nor any of its Subsidiaries shall be required to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (i) requires the divestiture of any assets of any of Amcor or Bemis, or any of their respective Subsidiaries, or (ii) limits Amcor's or Bemis's (or any of their respective Subsidiaries') freedom of action with respect to, or its or their ability to retain, their respective businesses or any portion thereof (each of clauses (i) and (ii), a "Restriction"); provided, however, that Amcor shall, and shall cause the Amcor Subsidiaries to, take such actions, including agreeing to divestitures or accepting any other Restriction, involving Amcor's or any Amcor Subsidiaries' or Bemis's or any Bemis Subsidiaries' assets or businesses or products or product lines that generated, in the aggregate, net sales of no more than $400 million during the twelve-month period ended December 31, 2017, if necessary to obtain any requisite consents, registrations, approvals, permits, expirations of waiting periods and authorizations required to be obtained from any Governmental Entity, it being understood that Amcor's obligation to agree to

AMCO-458

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  any such divestiture or other Restriction "as promptly as reasonably practicable" shall not preclude or restrict Amcor from (A) engaging in discussions or negotiations with any applicable Governmental Entity regarding the requirement, scope or terms of such divestiture or other Restriction, or (B) engaging in litigation (including any appeals) with any Governmental Entity relating to the matters contemplated by this Section 6.2; provided, that in exercising the foregoing rights in clause (A) and (B), Amcor shall act reasonably and as promptly as reasonably practicable and in a manner that would not reasonably be expected to delay the consummation of the Transactions beyond the End Date, and, prior to taking such action, consult with Bemis. In no event shall Bemis or its Subsidiaries be required to propose, commit to or effect any Restriction (and Bemis and its Subsidiaries shall not propose, commit to or effect any Restriction without the prior written consent of Amcor, which may, subject to this Section 6.2, be withheld in Amcor's sole discretion) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Merger Closing.

        Section 6.3    Publicity.     To the extent permitted by applicable Law and subject to the immediately following sentence, Bemis and Amcor shall consult with each other and consider in good faith the comments of the other before, directly or indirectly, issuing or causing the publication of any press release or making any other public announcement or public communication with respect to the Transactions and, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or make such other announcement or communication, shall not take any such action without the prior written consent of the other Party. Notwithstanding the foregoing, neither Bemis nor Amcor will be required to consult with or obtain the consent of the other Party with respect to any such press release, public announcement or other public communication (i) if the Bemis Board of Directors has effected a Bemis Adverse Recommendation Change in accordance with Section 5.3 and such release, announcement or communication relates thereto, (ii) if the Amcor Board of Directors has effected an Amcor Adverse Recommendation Change in accordance with Section 5.4 and such release, announcement or communication relates thereto, (iii) if the information contained therein substantially reiterates (and is not inconsistent with) previous press releases, announcements or communications made by Amcor and Bemis in compliance with this Section 6.3 or (iv) in connection with any dispute between the Parties regarding this Agreement or the Transactions.

        Section 6.4    Directors' and Officers' Insurance and Indemnification.     In furtherance and not in limitation of any rights that the past and present directors and officers of Bemis and the Bemis Subsidiaries (collectively, the "Indemnified Parties") may otherwise be entitled to pursuant to those agreements set forth on Section 6.4 of the Bemis Disclosure Letter:

          (a)   From and after the Effective Time, New Holdco shall cause the Surviving Corporation to indemnify and hold harmless all Indemnified Parties against any costs or expenses (including advancing reasonable attorneys' fees and expenses in advance of the final disposition of any actual or threatened Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law and pursuant to the Bemis Governing Documents or the organizational documents of any Bemis Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement and set forth on Section 6.4 of the Bemis Disclosure Letter; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer or director of Bemis or any of the Bemis Subsidiaries or of any Person serving at the request of Bemis or any of the Bemis Subsidiaries as a director, officer, employee or agent of another Person, to the fullest extent permitted by applicable Law and provided pursuant to the Bemis Governing Documents or the organizational documents of any Bemis Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement.

AMCO-459

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)   The Parties agree that after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective articles of incorporation or by laws (or comparable organizational documents) or in any agreement, if any, in existence on the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with their terms. For six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Bemis Governing Documents and the organizational documents of any Bemis Subsidiary that are in existence on the date of this Agreement and (ii) any other agreements of Bemis and the Bemis Subsidiaries with any Indemnified Party, if any, in existence on the date of this Agreement and set forth on Section 6.4 of the Bemis Disclosure Letter, in each case, regarding elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time without the consent of such Indemnified Party.

          (c)   At or prior to the Effective Time, Bemis shall be permitted to, and if Bemis is unable to, New Holdco shall, or shall cause the Surviving Corporation to, purchase a prepaid directors' and officers' liability "tail" insurance policy or other comparable directors' and officers' liability and fiduciary liability policies, in each case providing coverage for claims asserted prior to and for six years after the Effective Time with respect to any matters existing or occurring at or prior to the Effective Time (and, with respect to claims made prior to or during such period, until final resolution thereof), with levels of coverage, terms, conditions, retentions and limits of liability that are at least as favorable as those contained in Bemis's directors' and officers' insurance policies and fiduciary liability insurance policies in effect as of the date hereof (the "D&O Insurance"); provided that (x) Bemis may not purchase D&O Insurance if the aggregate annual cost exceeds of 300% of the current annual premium paid by Bemis and (y) if the aggregate annual cost for such insurance coverage exceeds 300% of the current annual premium paid by Bemis, the Surviving Corporation shall instead be obligated to obtain D&O Insurance with the best available coverage with respect to matters occurring at or prior to the Effective Time for an aggregate annual cost of 300% of the current annual premium.

          (d)   In the event New Holdco or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of New Holdco or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.4 shall be in addition to any rights such individual may have under the Missouri Code.

        Section 6.5    Takeover Statutes.     If any Takeover Statute applicable to Bemis or any Bemis Subsidiary is or may become applicable to this Agreement or the Transactions, Bemis and the Bemis Board of Directors shall take such actions as are necessary so that the Transactions may be consummated as promptly as reasonably practicable on the terms of this Agreement and otherwise take all action necessary to act to eliminate or minimize the effects of such statute or regulation on such

AMCO-460

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

transactions. If any Takeover Statute applicable to Amcor or any Amcor Subsidiary is or may become applicable to this Agreement or the Transactions, Amcor and the Amcor Board of Directors shall take such actions as are necessary so that the Transactions may be consummated as promptly as reasonably practicable on the terms of this Agreement and otherwise take all action necessary to act to eliminate or minimize the effects of such statute or regulation on such transactions.

        Section 6.6    Employee Benefits Matters.

          (a)   During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (the "Continuation Period"), New Holdco shall, or shall cause the Surviving Corporation or any applicable Subsidiary of New Holdco (including Bemis and its Subsidiaries) to, provide the Continuing Employees with (i) base salary or hourly wage and short-term cash incentive bonus opportunity that, in each case, is no less than the base pay or hourly wage and short-term cash incentive bonus opportunity paid or made available to the applicable Continuing Employee immediately prior to the Effective Time, (ii) subject to Section 6.6(a) of the Bemis Disclosure Letter, a total direct compensation opportunity for 2019 (i.e., base salary or hourly wage, short-term case inventive bonus opportunity, long-term incentive opportunity and retention or other transition opportunity) that is substantially similar to the applicable Continuing Employee's total direct compensation (consisting of base salary or hourly wage rate, short-term cash incentive bonus opportunity and long-term incentive opportunity) for 2018, (iii) severance benefits that are no less favorable to the applicable Continuing Employee than those applicable immediately prior to the Effective Time, and (iii) group employee benefits that are substantially similar in the aggregate to the group employee benefits provided to the Continuing Employees under either the Bemis Benefit Plans or the Amcor Benefit Plans, as applicable, immediately prior to the Effective Time.

          (b)   Effective as of the Effective Time and to the extent permissible under applicable Law and the terms of the applicable benefit or compensation plan (provided, that to the extent not permissible under the terms of the applicable plan, the plan sponsor shall amend the applicable benefit or compensation plan to effectuate the provisions of this Section 6.6(b) or, if such benefit or compensation plan cannot be so amended, Amcor and Bemis shall consult to determine an appropriate benefit or compensation alternative to effectuate the intent of this Section 6.6(b)), for purposes of vesting, eligibility to participate and level of benefits under the Amcor Benefit Plans or Bemis Benefit Plans in which any employee of Amcor or Bemis or any of their respective Subsidiaries who continues to be employed by New Holdco or its Subsidiaries immediately after the Effective Time (collectively, the "Continuing Employees") participates during the Continuation Period (such benefit plans, collectively, the "New Plans"), each Continuing Employee shall be credited with his or her years of service with Bemis, Amcor or any of their respective Subsidiaries and their respective predecessors before the Effective Time to the extent such Continuing Employee was entitled, before the Effective Time, to credit for such service under any Amcor Benefit Plan, Bemis Benefit Plan or applicable Law, as applicable, for similar purposes prior to the Effective Time; provided that the foregoing shall not apply with respect to (A) to the extent that the employees of Amcor and its Subsidiaries and the employees of Bemis and its Subsidiaries are treated similarly, any defined benefit pension plan, (B) any equity-based plan or arrangement, (C) to the extent that the employees of Amcor and its Subsidiaries and the employees of Bemis and its Subsidiaries participating in the New Plan are treated similarly, the level of the employer contribution under any U.S. tax-qualified or nonqualified defined contribution plans, (D) the determination of the level of benefits, including any employer subsidy, applicable to a Continuing Employee under any New Plan that provides retiree medical benefits, (E) any benefit plan that is frozen or for which participation is limited to a grandfathered population, (F) if such service was recognized for similar purposes prior to the Effective Time, to the extent that its application would result in a Continuing Employee receiving service credit in excess of the maximum service credit

AMCO-461

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  that such Continuing Employee, respectively, could be credited for such similar purpose or (G) to the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service. Notwithstanding anything to the contrary within the foregoing sentence, nothing in this Section 6.6(b) shall be interpreted to prevent any Continuing Employee from receiving the full service credit for his or her years of service with Bemis, Amcor or any of their respective Subsidiaries and their respective predecessors before the Effective Time that was already provided to such individual within any benefit plan in which that Continuing Employee was participating in or was eligible to participate in immediately prior to the Effective Time.

          (c)   Amcor and Bemis shall reasonably cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Amcor or Bemis and their respective Subsidiaries in accordance with all applicable Laws and works council or other bargaining agreements, if any.

          (d)   Between the date of this Agreement and the Effective Time, Bemis and Amcor shall use their commercially reasonable efforts to cooperate with each other as necessary to enable the Parties to comply with the provisions of this Section 6.6 and to furnish to one another such information regarding employment and benefits (including information related to the provision of services by any third-party vendors) as the other may from time to time reasonably request.

          (e)   Bemis and Amcor shall provide each other with a copy of any material written communications intended for broad-based and general distribution to any current or former employees of Bemis, Amcor or any of their respective Subsidiaries if such communications relate to any of the Transactions, and will provide the other Party with a reasonable opportunity to review and comment on such communications prior to distribution.

          (f)    Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Amcor, the Surviving Corporation or any affiliate of Amcor, or shall interfere with or restrict in any way the rights of Amcor, the Surviving Corporation or any affiliate of Amcor, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee or any other Person at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Amcor, the Surviving Corporation, Bemis or any affiliate of Amcor and the Continuing Employee; any severance, benefit or other applicable plan or program covering such Continuing Employee; or applicable Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.6, express or implied, shall (i) be deemed or construed to establish, terminate or be an amendment or other modification of any Bemis Benefit Plan, Amcor Benefit Plan, New Plan or any other compensation or benefit plan, program, scheme, agreement, policy, Contract or arrangement, (ii) create any third party rights or remedies of any nature whatsoever in any current or former employee, director, or service provider of Bemis, Amcor or their affiliates (or any beneficiaries or dependents thereof) or any other Person who is not a Party to this Agreement, (iii) limit or otherwise prevent or restrict New Holdco, the Surviving Corporation, or any applicable Subsidiary of New Holdco from providing compensation, benefits, and other employment terms and conditions to Continuing Employees in accordance with the requirements of applicable Law or Contract with any works council, labor union or other labor organization, or (iv) alter or limit the ability of the Surviving Corporation, Amcor, Bemis or any of their respective affiliates to establish, amend, modify or terminate any Bemis Benefit Plan, Amcor Benefit Plan, New Plan or other compensation or benefit plan, program, scheme, agreement, policy, Contract or arrangement at any time assumed, established, sponsored or maintained by any of them.

        Section 6.7    Rule 16b-3.     Prior to the Effective Time, Bemis and New Holdco shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of

AMCO-462

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis equity securities (including derivative securities) and acquisitions of New Holdco equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of Bemis subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Bemis or New Holdco, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.8    Transaction Litigation; Notices.     Each of Amcor and Bemis shall promptly notify the other of any shareholder demands, litigations, arbitrations or other similar Proceedings (including derivative claims) commenced against it, any of its Subsidiaries or its or their respective directors or officers, in each case by any shareholder of Amcor or Bemis, as applicable, relating to this Agreement or any of the Transactions (collectively, the "Transaction Litigation") and shall keep the other Party reasonably informed regarding any Transaction Litigation. Each of Amcor and Bemis shall have the right to participate in, but not control, the defense of any Transaction Litigation brought against the other Party, any of its Subsidiaries or its or their directors or officers and the Party controlling such defense shall consult with the other Party regarding the defense of any such Transaction Litigation and take into consideration all of such other Party's reasonable comments or requests with respect to such Transaction Litigation. Prior to the Merger Closing, neither Bemis nor any Bemis Subsidiary shall settle, offer to settle or otherwise permit or participate in, directly or indirectly, the settlement or offer or settlement of any such Transaction Litigation without the prior written consent of Amcor, such consent not to be unreasonably withheld, conditioned or delayed (subject to Section 6.8 of the Bemis Disclosure Letter). In the event, and to the extent of, any conflict or overlap between the provisions of this Section 6.8 and Section 5.1 or Section 5.2, the provisions of this Section 6.8 shall control.

        Section 6.9    Listing.

          (a)    Delisting and Deregistration Matters.

              (i)  Prior to the Effective Time, Bemis shall take all actions as may be necessary, proper or advisable under applicable Law and the rules and policies of NYSE such that the delisting of the Bemis Shares from the NYSE and the deregistration of the Bemis Shares under the Exchange Act shall occur as promptly as reasonably practicable after the Effective Time.

             (ii)  Except to the extent required to comply with applicable Law, Amcor shall not take any action within its control to cause Amcor Shares to cease being quoted on ASX or to become suspended from quotation prior to the Scheme Closing Date.

            (iii)  Amcor will apply to ASX to suspend trading in Amcor Shares with effect from the close of trading on the date of Scheme Closing, and to remove Amcor from the official list of ASX as promptly as reasonably practicable after the Scheme Implementation Date.

          (b)    Exchange Listing.    New Holdco, Bemis and Amcor shall use their respective reasonable best efforts to cause the New Holdco Shares (including those New Holdco Shares issued in connection with the CDIs) and CDIs to be issued pursuant to the Merger and the Scheme and in accordance with this Agreement, the Deed Poll, the Scheme Booklet and the Form S-4 and the New Holdco Shares and CDIs to be reserved for issuance upon vesting and exercise of the Converted Equity Awards to be approved for listing at the Effective Time on the NYSE (in the case of New Holdco Shares) and on the trading day following the Scheme Closing on ASX (in the case of CDIs), subject to official notice of issuance in the case of the NYSE and admission to quotation in the case of ASX; provided that until the Scheme Implementation Date the CDIs will trade on ASX on a deferred settlement basis. If any of the Parties discovers that an amendment or supplement to documents or other information filed with the NYSE or ASX should be filed pursuant to applicable Law, or so that any such documents or information would not include any misstatement of a material fact or any omission of any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the

AMCO-463

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  Party that makes such discovery shall promptly notify the other Parties and each Party shall use reasonable best efforts to cause an appropriate amendment or supplement to be filed with the NYSE and ASX, as applicable, and, to the extent required by applicable Law, to cause such information to be made public

          (c)    Indices.    New Holdco acknowledges its present intention to seek the inclusion after the Effective Time of the New Holdco Shares (including those New Holdco Shares issued in connection with the CDIs) and CDIs in the S&P 500 index (in the case of the New Holdco Shares) and the ASX 200 index (in the case of the CDIs).

        Section 6.10    Amcor American Depositary Receipts.     The American depositary receipts (the "ADRs") evidencing American depositary shares, each of which depositary share represents a beneficial interest in four Amcor Shares, deposited with JP Morgan Chase Bank (the "Depositary") pursuant to the amended and restated deposit agreement (the "Deposit Agreement") between Amcor and the Depositary, dated February 28, 2017 shall be subject to the Scheme. Pursuant to the Deposit Agreement, Amcor shall instruct the Depositary to distribute the Scheme Consideration (less any required cancellation or other fees) received by the Depositary to the holders of ADRs (to reflect the underlying Amcor Shares represented thereby) and terminate the Deposit Agreement as of the Scheme Implementation Date.

        Section 6.11    New Holdco Governing Documents; New Holdco Capital Increase.

          (a)   The Parties will take all such actions necessary such that, effective upon and following the Effective Time (but, in the case of Section 6.11(a)(v) and (vi), effective prior to the Scheme Closing):

              (i)  The name of New Holdco shall be "Amcor plc".

             (ii)  The New Holdco Board shall consist of eleven directors, eight of whom shall be from the Amcor Board of Directors and shall be nominated by Amcor prior to the Scheme Closing (the "Amcor Nominees") and three of whom (the "Bemis Nominees") shall be from the Bemis Board of Directors and shall be nominated by Bemis prior to the Scheme Closing (it being understood that each individual Bemis Nominee shall be subject to the prior written approval of Amcor). It is the intention of the Parties that each member of the New Holdco Board as of immediately following the Effective Time be nominated for reelection by shareholders at the first annual shareholders meeting of New Holdco following the Effective Time.

            (iii)  One of the Amcor Nominees shall serve as initial Chairman of the New Holdco Board.

            (iv)  The CEO of New Holdco shall be Mr. Ron S. Delia.

             (v)  New Holdco shall be a public limited company incorporated under the Laws of the Bailiwick of Jersey.

            (vi)  The Memorandum of Association and Articles of Association of New Holdco shall, as of immediately prior to the Scheme Closing and until amended after the Effective Time in accordance with their terms, reflect the provisions set forth on Exhibit E; provided, that Amcor shall (i) be permitted, following consultation with Bemis, to amend or modify Exhibit E so long as such amendments or modifications are not intended to, and would not reasonably be expected to, adversely affect the rights or obligations of the Bemis Shareholders in a manner disproportionate to the Amcor Shareholders, or any director of New Holdco in a manner disproportionate to any other director of New Holdco and (ii) consult with Bemis regarding the other terms of the Memorandum of Association and Articles of Association of New Holdco.

AMCO-464

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (b)   Prior to the approval of the Form S-4 by the SEC, Amcor and New Holdco shall take or cause to be taken all such steps (if any) as may be required for New Holdco to issue the New Holdco Shares and the Converted Equity Awards (and New Holdco Shares underlying such awards) in respect of the Scheme and the Merger (the "New Holdco Capital Increase") in consultation with Bemis, including the due passing of related shareholders resolutions and board resolutions.

          (c)   The Parties will take all actions within their control such that, effective as promptly as reasonably practicable following the Effective Time, the sole jurisdiction of tax residence of New Holdco shall be the United Kingdom.

        Section 6.12    Integration Planning.     As promptly as reasonably practicable after the date hereof, the Chief Executive Officer of Amcor and the Chief Executive Officer of Bemis and such other individuals as shall be jointly designated by the Chief Executive Officer of Amcor and the Chief Executive Officer of Bemis will, in good faith and subject to applicable Law, work to develop a post-closing integration plan. Neither Party shall have control over any other Party's operations, business or decision-making before the Effective Time, and control over all such matters shall remain in the hands of the relevant Party, in each case subject to the terms and conditions of this Agreement.

        Section 6.13    Financing Cooperation.

          (a)   From and after the date of this Agreement, and through the earlier of the Merger Closing and the date on which this Agreement is terminated in accordance with Article VIII, Bemis shall, and shall cause the Bemis Subsidiaries to, and use commercially reasonable efforts to cause its and their respective Representatives (including their auditors) to, provide such customary cooperation (including using commercially reasonable efforts to obtain any payoff letters to be delivered at the Merger Closing with respect to any current bank debt financing of Bemis or any Bemis Subsidiary) as is reasonably requested by Amcor in the arrangement or continuation of any bank debt financing (including customary waivers or consents) or any capital markets debt financing (including providing reasonably available financial and other information regarding Bemis and the Bemis Subsidiaries customarily included in marketing and offering documents and to enable Amcor to prepare customary pro forma financial statements) for the purposes of, in the sole discretion of Amcor, financing any rollover, repayment or refinancing of Indebtedness in connection with the Transactions (collectively, the "Debt Financing"); provided however that neither Bemis or any Bemis Subsidiary shall be required to execute any definitive financing documents pursuant to which Indebtedness is incurred prior to the Effective Time.

          (b)   As promptly as reasonably practicable after the receipt of any written request by Amcor to do so, Bemis shall use its commercially reasonable efforts to commence offers to purchase and/or consent solicitations related to any or all of the outstanding aggregate principal amount and all other amounts due of any or all series of notes, debentures or other debt securities of Bemis or its Subsidiaries, including any Bemis Senior Notes, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Amcor (each a "Debt Tender Offer" and collectively, the "Debt Tender Offers") and Amcor shall assist Bemis in connection therewith. Bemis shall request that Bemis's counsel provide such legal opinions as may be reasonably requested by Amcor that are customary or necessary in connection with the Debt Tender Offers, if any. Amcor shall only request Bemis to conduct any Debt Tender Offer in compliance with the documents governing the applicable debt securities and the rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act. Notwithstanding the foregoing, the closing of each Debt Tender Offer, if any, shall be conditioned on the occurrence of the Merger Closing. Subject to the preceding sentence, Bemis shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives to, provide all cooperation as may be reasonably requested by Amcor in connection with any Debt Tender Offer,

AMCO-465

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  including using commercially reasonable efforts in assisting with the preparation of the related offer to purchase and letter of transmittal. Bemis (i) shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Merger Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Amcor and (ii) shall not, without the written consent of Amcor, waive any condition to any Debt Tender Offer or make any changes to any Debt Tender Offer.

          (c)   Notwithstanding the foregoing, nothing in this Section 6.13 shall require Bemis, any of its Subsidiaries, or any of its or their directors or officers to commit to any action that is not contingent upon the Merger Closing or that would be effective prior to the Merger Closing, or bear any cost or expense or incur any liability prior to the Merger Closing that is not subject to reimbursement or indemnification under this Section 6.13. Amcor shall (i) promptly, upon request by Bemis, reimburse Bemis for all reasonable and documented out-of-pocket costs and expenses (including reasonable outside attorneys' fees) incurred by Bemis pursuant to this Section 6.13 and (ii) indemnify and hold harmless Bemis, the Bemis Subsidiaries and their respective affiliates and their Representatives from and against any and all losses suffered or incurred by any of them to the extent arising as a result of Bemis's performance of its obligations under this Section 6.13, except to the extent suffered or incurred as a result of gross negligence, bad faith, willful misconduct or material breach of this Agreement on the part of Bemis, the Bemis Subsidiaries and their respective affiliates and their Representatives.

        Section 6.14    Tax Matters.     Prior to the Effective Time, none of Amcor, the Amcor Subsidiaries, Bemis, the Bemis Subsidiaries, New Holdco, or Merger Sub shall take or cause to be taken, or fail to take or cause to be taken, any action, which action or failure to act could reasonably be expected to (i) prevent the Merger and the Scheme from qualifying for the Intended Tax Treatment or (ii) cause New Holdco to be treated as a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Transactions. The Parties shall cooperate and use reasonable best efforts to obtain the opinions or written advice described in Condition 3(d) and Condition 4(d), respectively. Amcor and Bemis shall afford, in a timely manner, all such cooperation and assistance as may reasonably be requested by the other party to obtain an opinion or other advice from Amcor Tax Advisor or Bemis Tax Advisor, as applicable, relating to the application of Section 7874 of the Code, the Treasury Regulations (whether final, temporary or proposed) promulgated thereunder, or official interpretations thereof as set forth in published guidance by the IRS ("Section 7874 Rules"), to the Transactions; provided, that, for the avoidance of doubt, no opinion relating to the application of Section 7874 Rules is required for Amcor or Bemis under this Agreement. In the event that (i) neither Amcor Tax Advisor nor Bemis Tax Advisor is able to provide the opinions or written advice described in Condition 3(d) and Condition 4(d) or (ii) Amcor Tax Advisor is unable to provide to Amcor, or Bemis Tax Advisor is unable to provide to Bemis, as a result of a Tax Law Change since the date of this Agreement, an opinion or other written advice sought by Amcor or Bemis, as applicable, at a "should" (or higher) level of comfort, that New Holdco would not be treated as a United States domestic corporation for U.S. federal income tax purposes as a result of the Transactions (assuming for this purpose that New Holdco would not have been treated as a United States domestic corporation for U.S. federal income tax purposes prior to the Tax Law Change), the Parties shall in good faith discuss possible amendments and modifications to the Transactions in order to permit either of Amcor Tax Advisor or Bemis Tax Advisor to deliver such opinion or written advice, as applicable; provided that, nothing in this Section 6.14 shall require a restructuring of the Transactions.

        Section 6.15    Treatment of Amcor Equity Awards.

          (a)   The Amcor Board of Directors may, as determined in its reasonable discretion, at any time prior to the Scheme Closing, adopt such resolutions or take such other actions (including procuring consent from holders of Amcor Equity Awards, as required) as may be appropriate to

AMCO-466

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  adjust the terms of any or all outstanding Amcor Equity Awards outstanding immediately prior to the Scheme Implementation Date to provide that, at the Scheme Implementation, each Amcor Equity Award shall be converted into a similar award denominated with respect to, or settled in, an equal number of New Holdco Shares or CDIs (a "Converted Equity Award").

          (b)   In addition to the foregoing, subject to the other terms of this Agreement (including Section 6.15(c)), the Amcor Board of Directors may make any additional adjustments to the terms of the Converted Equity Awards as it reasonably deems advisable and appropriate.

          (c)   Notwithstanding the foregoing provisions of this Section 6.15, each Amcor Equity Award outstanding immediately prior to the Scheme Closing entitling the holder thereof to a number of Amcor Shares shall be converted into an award (i) denominated with respect to, or settled in, an equal number of New Holdco Shares or CDIs and (ii) otherwise economically equivalent to such Amcor Equity Award (including with respect to the exercise price of Amcor Options); provided, that the foregoing clause (ii) shall not restrict Amcor's ability to modify the vesting criteria or schedule of any such Amcor Equity Award.

        Section 6.16    Appeal Process.     If the Court refuses to make any orders directing Amcor to convene the Scheme Meeting or approving the Scheme, Bemis and Amcor shall:

          (a)   consult with each other in good faith as to whether to appeal the Court's decision; and

          (b)   appeal the Court decision unless Bemis and Amcor agree otherwise or an independent senior counsel opines that, in his or her view, an appeal would have no reasonable prospect of success.

ARTICLE VII.

CONDITIONS

        Section 7.1    Scheme Conditions.     The Conditions are hereby incorporated in and shall constitute a part of this Agreement. The effectiveness of the Scheme is subject to the satisfaction or waiver of the Conditions in accordance with Exhibit A.

        Section 7.2    Merger Conditions.

          (a)   The respective obligations of each Party to effect the Merger is subject to the satisfaction of the following conditions:

              (i)  the Scheme Implementation has occurred; and

             (ii)  no Governmental Entity of a competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal consummation of the Merger (it being understood that if any such Law or Order arises out of or relates to Antitrust Laws, such Law or Order will only constitute a condition under this Section 7.2(a)(ii) to the extent it would constitute a Material Restraint).

          (b)   The obligation of Amcor, Merger Sub and New Holdco to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by New Holdco of the following condition:

              (i)  Bemis shall, between the Scheme Closing and the Merger Closing, have in all material respects complied with the covenants set forth in Section 5.1.

AMCO-467

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (c)   The obligation of Bemis to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Bemis of the following condition:

              (i)  Amcor shall, between the Scheme Closing and the Merger Closing, have in all material respects complied with the covenants set forth in Section 5.2, Section 6.11(a) and Section 6.15.

ARTICLE VIII.

TERMINATION

        Section 8.1    Termination.     This Agreement may be terminated and the Scheme, the Merger and the other Transactions may be abandoned at any time prior to the Scheme Closing (or, solely in the case of Section 8.1(a) , Section 8.1(d) or Section 8.1(g), at any time prior to the Effective Time) and (except in the case of Section 8.1(b)(ii), Section 8.1(c)(ii), Section 8.1(e) and Section 8.1(f) ) whether before or after the Amcor Shareholder Approval or the Bemis Shareholder Approval have been obtained:

          (a)   by mutual written consent of Amcor and Bemis;

          (b)

              (i)  by Bemis (provided that Bemis is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement which breach would give rise to the failure of Condition 3(a) or 3(b)), if Amcor, New Holdco or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of Condition 4(a) or 4(b) and (ii) is either incapable of being cured or is not cured by the earlier of (x) the End Date and (y) 30 days following written notice by Bemis thereof; or

             (ii)  by Bemis, in order for Bemis to concurrently enter into a definitive agreement with respect to a Bemis Superior Proposal as provided in Section 5.3(e); provided that prior to or concurrently with such termination Bemis pays or causes to be paid to Amcor the Bemis Termination Fee;

          (c)

              (i)  by Amcor (provided that Amcor, Merger Sub and New Holdco are not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement which breach would give rise to the failure of Condition 4(a) or 4(b)), if Bemis shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of Condition 3(a) or 3(b) and (ii) is either incapable of being cured or is not cured by the earlier of (x) the End Date and (y) 30 days following written notice by Amcor thereof; or

             (ii)  by Amcor, in order for Amcor to concurrently enter into a definitive agreement with respect to an Amcor Superior Proposal as provided in Section 5.4(e); provided that prior to or concurrently with such termination Amcor pays or causes to be paid to Bemis the Amcor Termination Fee;

          (d)   by either Amcor or Bemis, if the Scheme Closing or the Merger Closing shall not have occurred by 5:00 p.m. (U.S. Central Time), on the End Date; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose material breach (or, in the case of Amcor, Merger Sub or New Holdco's material breach) of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal

AMCO-468

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  cause of the Scheme Closing or the Merger Closing (as applicable) not occurring prior to the End Date;

          (e)   by Amcor, prior to the receipt of the Bemis Shareholder Approval, if (i) there has occurred a Bemis Adverse Recommendation Change, or (ii) at any time after a Bemis Competing Proposal shall have been publicly proposed or publicly announced the Bemis Board of Directors shall have failed to publicly affirm the Bemis Board Recommendation within ten Business Days after receipt of any written request to do so from Amcor (provided that Amcor shall only make such request once with respect to any Bemis Competing Proposal or any material and publicly proposed or disclosed amendment thereto);

          (f)    by Bemis, prior to the Amcor Shareholder Approval, if (i) there has occurred an Amcor Adverse Recommendation Change, or (ii) at any time after an Amcor Competing Proposal shall have been publicly proposed or publicly announced the Amcor Board of Directors shall have failed to publicly affirm the Amcor Board Recommendation within ten Business Days after receipt of any written request to do so from Bemis (provided that Bemis shall only make such request once with respect to any Amcor Competing Proposal or any material and publicly proposed or disclosed amendment thereto);

          (g)   by either Bemis or Amcor if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order or Law permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Scheme; provided that (i) the right to terminate this Agreement pursuant to this Section 8.1(g) shall not be available to any Party whose material breach (or, in the case of Amcor, Merger Sub or New Holdco's material breach) of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of such Law or Order, and (ii) if any such Law or Order arises out of or relates to Antitrust Laws, such Law or Order will only result in a right to terminate this Agreement pursuant to this Section 8.1(g) to the extent it would constitute a Material Restraint (provided, that, for clarity, notwithstanding anything to the contrary in the definition of Material Restraint, such Law or Order must, as applicable, be final and nonappealable and permanently enjoin or otherwise prohibit or making illegal the consummation of the Merger or the Scheme);

          (h)   by either Bemis or Amcor, if:

              (i)  the Amcor Shareholder Approval shall not have been obtained at the Scheme Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

             (ii)  the Bemis Shareholder Approval shall not have been obtained at the Bemis Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

          (i)    by either Amcor or Bemis, if the Court declines or refuses to make any orders directing Amcor to convene the Scheme Meeting or declines or refuses to approve the Scheme, and either (subject to compliance with Section 6.16) (x) no appeal of the Court's decision is made, or (y) on appeal, a court of competent jurisdiction issues a final and non-appealable ruling upholding the declination or refusal (as applicable) of the Court; provided that the right to terminate this Agreement pursuant to this this Section 8.1(i) shall not be available to any Party whose material breach (or, in the case of Amcor, Merger Sub or New Holdco's material breach) of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of such declination or refusal; or

AMCO-469

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (j)    by mutual consent of Amcor and Bemis, if, following the discussion contemplated by the final sentence of Section 6.14, either Amcor is unable to obtain from Amcor Tax Advisor or Bemis is unable to obtain from Bemis Tax Advisor, as a result of a Tax Law Change since the date of this Agreement, an opinion or other written advice sought by Amcor or Bemis, as applicable, at a "should" (or higher) level of comfort, that New Holdco would not be treated as a United States domestic corporation for U.S. federal income tax purposes as a result of the Transactions (assuming for this purpose that New Holdco would not have been treated as a United States domestic corporation for U.S. federal income tax purposes prior to the Tax Law Change).

        Section 8.2    Effect of Termination.

          (a)   In the event this Agreement is terminated pursuant to Section 8.1, written notice thereof shall be given to the other Parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 8.2 and as set forth in Section 9.2, this Agreement shall become void and of no effect with no liability on the part of any Party (or of any of its respective Representatives); provided that no such termination shall relieve (i) Bemis from any obligation to pay, if applicable, the Bemis Termination Fee pursuant to Section 8.2(b) or (ii) Amcor from any obligation to pay, if applicable, the Amcor Termination Fee pursuant to Section 8.2(c); provided further that no such termination shall relieve or otherwise affect the lability of any Party for fraud or any Intentional Breach of this Agreement by such Party prior to termination.

          (b)   If this Agreement is terminated (x) by Amcor pursuant to Section 8.1(e), (y) by Amcor or Bemis pursuant to Section 8.1(d) or Section 8.1(i), in each case at a time when Amcor had the right to terminate pursuant to Section 8.1(e), or (z) by Bemis pursuant to Section 8.1(b)(ii), then Bemis shall, within two Business Days after such termination in the case of clause (x) or in the case of clause (y) with respect to a termination by Amcor, or concurrently with such termination in the case of clause (y) with respect to a termination by Bemis or in the case of clause (z), pay Amcor a fee equal to $130,000,000 (the "Bemis Termination Fee"). In addition, if (i) this Agreement is terminated (A) by Amcor or Bemis pursuant to Section 8.1(d) or Section 8.1(h)(ii) or (B) by Amcor pursuant to Section 8.1(c)(i) in respect of any covenant of Bemis, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Bemis Competing Proposal shall have been publicly made to Bemis or any of its Subsidiaries, shall have been made directly to the Bemis Shareholders generally or shall have otherwise become public or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Bemis Competing Proposal or, in the case of termination by Amcor pursuant to Section 8.1(c)(i), a Bemis Competing Proposal shall have been made publicly or privately to the Bemis Board of Directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 8.2(b), Bemis consummates a Bemis Competing Proposal or enters into a definitive agreement providing for a Bemis Competing Proposal, then Bemis shall pay the Bemis Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 8.2(b) , the term "Bemis Competing Proposal" shall have the meaning assigned to such term in Section 5.3(d), except that the references to "20% or more" shall be deemed to be references to "more than 50%". In no event shall Bemis be required to pay the Bemis Termination Fee on more than one occasion.

          (c)   If this Agreement is terminated (x) by Bemis pursuant to Section 8.1(f), (y) by Amcor or Bemis pursuant to Section 8.1(d) or Section 8.1(i) in each case at a time when Bemis had the right to terminate pursuant to Section 8.1(f), or (z) by Amcor pursuant to Section 8.1(c)(ii), then Amcor shall, within two Business Days after such termination in the case of clause (x) or in the case of clause (y) with respect to a termination by Bemis, or concurrently with such termination in the case of clause (y) with respect to a termination by Amcor or in the case of clause (z), pay Bemis a

AMCO-470

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  fee equal to $130,000,000 (the "Amcor Termination Fee"). In addition, if (i) this Agreement is terminated (A) by Amcor or Bemis pursuant to Section 8.1(d), Section 8.1(h)(i) or Section 8.1(i) or (B) by Bemis pursuant to Section 8.1(b)(i) in respect of any covenant of Amcor, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Amcor Competing Proposal shall have been publicly made to Amcor or any of its Subsidiaries, shall have been made directly to the Amcor Shareholders generally or shall have otherwise become public or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Amcor Competing Proposal or, in the case of termination by Bemis pursuant to Section 8.1(b)(i), an Amcor Competing Proposal shall have been made publicly or privately to the Amcor Board of Directors, and (iii) within 12 months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 8.2(c), Amcor consummates an Amcor Competing Proposal or enters into a definitive agreement providing for an Amcor Competing Proposal, then Amcor shall pay the Amcor Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 8.2(c), the term "Amcor Competing Proposal" shall have the meaning assigned to such term in Section 5.4(d), except that the references to "20% or more" shall be deemed to be references to "more than 50%". In no event shall Amcor be required to pay the Amcor Termination Fee on more than one occasion.

          (d)   Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement. Accordingly, if Bemis fails to pay when due the Bemis Termination Fee, if any, or if Amcor fails to pay when due the Amcor Termination Fee, if any (any such amount, a "Payment"), and, in order to obtain such Payment, the Party entitled to receive such Payment (the "Recipient") commences a suit which results in a judgment against the Party obligated to make such Payment (the "Payor") for the applicable Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate of Citibank N.A. in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.

          (e)

              (i)  Subject to the remainder of this Section 8.2(e)(i) and without limiting Amcor's rights pursuant to Section 9.14, but notwithstanding anything else to the contrary in this Agreement, Amcor's right to receive payment from Bemis of the Bemis Termination Fee pursuant to Section 8.2(b), under circumstances in which such fee is payable in accordance with this Agreement, together with any costs, fees or expenses payable pursuant to Section 8.2(d), shall constitute the sole and exclusive monetary remedy of Amcor, New Holdco and Merger Sub against Bemis and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the "Bemis Related Parties") for all damages, costs, expenses, liabilities or losses of any kind (collectively, "Damages") suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Bemis Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 9.3, except that, to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement by Bemis or such Intentional Breach by Bemis shall cause the Scheme Closing or the Merger not to occur, Amcor shall be entitled to the payment of the Bemis Termination Fee (to the extent owed pursuant to Section 8.2(b)) together with any costs, fees or expenses payable pursuant to Section 8.2(d), and to any Damages, to the

AMCO-471

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    extent proven, resulting from or arising out of such Intentional Breach (as reduced by any Bemis Termination Fee previously paid by Bemis).

             (ii)  Subject to the remainder of this Section 8.2(e)(ii) and without limiting Bemis's rights pursuant to Section 9.14, but notwithstanding anything else to the contrary in this Agreement, Bemis's right to receive payment from Amcor of the Amcor Termination Fee pursuant to Section 8.2(c), under circumstances in which such fee is payable in accordance with this Agreement, together with any costs, fees or expenses payable pursuant to Section 6.13(c) or Section 8.2(d), shall constitute the sole and exclusive monetary remedy of Bemis against Amcor and its Subsidiaries (including Merger Sub and New Holdco) and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the "Amcor Related Parties") for all Damages suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Amcor Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 9.3, except that to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement by Amcor, New Holdco or Merger Sub or such Intentional Breach by Amcor, New Holdco or Merger Sub shall cause the Scheme Closing or the Merger not to occur, Bemis shall be entitled to the payment of the Amcor Termination Fee (to the extent owed pursuant to Section 8.2(c)), together with any costs, fees or expenses payable pursuant to Section 6.13(c) or Section 8.2(d), and to any Damages, to the extent proven, resulting from or arising out of such Intentional Breach (as reduced by any Amcor Termination Fee paid by Amcor).

ARTICLE IX.

MISCELLANEOUS

        Section 9.1    Amendment and Modification; Waiver.

          (a)   Subject to applicable Law, at any time prior to the Effective Time, this Agreement may only be amended, modified or supplemented in a writing signed on behalf of each of Amcor and Bemis.

          (b)   At any time and from time to time prior to the Effective Time, Bemis may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Amcor, New Holdco or Merger Sub (ii) waive any inaccuracies in the representations and warranties made to Bemis contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Bemis contained herein. Any agreement on the part of Bemis to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Bemis.

          (c)   At any time and from time to time prior to the Effective Time, Amcor may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Bemis, (ii) waive any inaccuracies in the representations and warranties made to Amcor, contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Amcor, New Holdco or Merger Sub, as applicable, contained herein. Any agreement on the part of Amcor to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Amcor.

AMCO-472

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

          (d)   Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

        Section 9.2    Survival.     This Article IX and the agreements of the Parties contained in Article II and Section 6.4 (Directors' and Officers' Insurance and Indemnification) shall survive the Scheme Closing and the Effective Time. This Article IX (other than Section 9.1 (Amendment and Modification; Waiver), and Section 9.13 (Assignment)) and the agreements of the Parties contained in Section 6.13(c) (Financing Cooperation) and Section 8.2 (Effect of Termination) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

        Section 9.3    Expenses.     Except as set forth in this Section 9.3, Section 6.13(c) or Section 8.2, all fees and expenses incurred in connection with this Agreement, the Merger, the Scheme and the other Transactions shall be paid by the Party incurring such expenses, whether or not the Merger and/or the Scheme is consummated, except that each of Amcor and Bemis shall bear and pay one-half the costs and expenses (other than the fees and expenses of each Party's non-shared attorneys and accountants, which shall be borne by the Party incurring such expenses) incurred by the Parties hereto in connection with the filings of the premerger notification and report forms under the HSR Act and other Antitrust Laws (including filing fees).

        Section 9.4    Notices.     Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the following address for such Party (or at such other address for a Party as shall be specified by like notice):

        if to Amcor, Merger Sub or New Holdco, to:

Amcor Limited Level 11, 60 City Road Southbank Victoria 3006 Australia
Attention:	Julie McPherson, Company Secretary
with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP 601 Lexington Avenue New York, New York, 10022 United States of America
Attention:	Eric L. Schiele, P.C. and Jonathan L. Davis, P.C.
Facsimile No.:	+1 (212) 446 4900
E-mail:	eric.schiele@kirkland.com and jonathan.davis@kirkland.com

        if to Bemis, to:

Bemis Company, Inc. Bemis Innovation Center 2301 Industrial Drive Neenah, Wisconsin 54956 United States of America
Attention:	Sheri H. Edison, General Counsel
Facsimile No.:	+1 (920) 527 7600
E-mail:	shedison@bemis.com

AMCO-473

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

with a copy to (which shall not constitute notice):
Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 United States of America
Attention:	Michael A. Stanchfield Amy C. Seidel Brandon C. Mason
Facsimile No.:	+1 (612) 766 1600
E-mail:	Mike.Stanchfield@FaegreBD.com Amy.Seidel@FaegreBD.com Brandon.Mason@FaegreBD.com
with a further copy to (which shall not constitute notice):
Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006
Attention:	Ethan A. Klingsberg James E. Langston
Facsimile No.:	+1 (212) 225 3999
E-mail:	eklingsberg@cgsh.com jlangston@cgsh.com

        Section 9.5    Certain Definitions.     For the purposes of this Agreement, the term:

        "Amcor Benefit Plan" means each benefit or compensation plan, program, scheme, policy, arrangement or agreement, whether or not written, including any "employee welfare benefit plan" within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation or paid time off, stock purchase, equity or equity- based (including stock options, stock appreciation rights, restricted stock, restricted stock unit, phantom stock), severance, retention, employment, change of control, pension, retirement, retention or other fringe benefit plan, policy, program, scheme, arrangement or agreement that is sponsored, maintained or contributed to by Amcor or any Amcor Subsidiary or which Amcor or any Amcor Subsidiary is obligated to sponsor, maintain or contribute to or under or with respect to which Amcor or any Amcor Subsidiary has any obligation or liability (whether actual or contingent).

        "Amcor Cash Equivalent or Phantom Shares" means a cash equivalent or phantom share issued under the Amcor Equity Plans.

        "Amcor Equity Awards" means the Amcor Rights, Amcor Performance Shares, Amcor Performance Rights, Amcor Options, Amcor Restricted Shares and Amcor Cash Equivalent or Phantom Shares.

        "Amcor Equity Plans" means the Management Incentive Plan—Equity Plan Rules, the Senior Executive Retention Share Plan and the Long Term Incentive Plan—Plan Rules.

        "Amcor Material Adverse Effect" means (A) any Effect that would prevent or materially impair the ability of Amcor, New Holdco or Merger Sub to consummate the Scheme or the Merger prior to the End Date (as the same may be extended) or (B) any Effect which has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Amcor and its Subsidiaries, taken as a whole; provided however that, solely for the purposes of clause (B), no Effects to the extent resulting or arising from any of the following, either alone or in combination, shall be deemed to constitute an

AMCO-474

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor Material Adverse Effect or shall be taken into account when determining whether an Amcor Material Adverse Effect exists or has occurred or would reasonably be expected to exist or occur: (a) any changes in global, national or regional economic conditions, including any changes generally affecting financial, credit or capital market conditions, (b) conditions (or changes therein) in any industry or industries in which Amcor or any of its Subsidiaries operates (including changes in commodity prices or general market prices affecting the chemical or packaging industry generally), (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), (d) any change or prospective changes in GAAP, IFRS or the interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), (f) the execution and delivery of this Agreement and the Deed Poll or the negotiation, public announcement, pendency or consummation of the Transactions or compliance with the terms of this Agreement and the Deed Poll, including any Transaction Litigation and including any actual or potential loss or impairment after the date hereof of any Contract or business relationship to the extent arising as a result thereof (it being understood that this clause (f) shall not apply with respect to any representation or warranty contained in this Agreement or the Deed Poll to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the Deed Poll or the consummation of the Transactions or the compliance with the terms of this Agreement or the Deed Poll), (g) any change in the price or trading volume of Amcor Shares, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of "Amcor Material Adverse Effect" may be taken into account), (h) any failure by Amcor to meet, or any change in, any internal or published projections, estimates or expectations of Amcor's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Amcor to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of "Amcor Material Adverse Effect" may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (j) any action taken at the request of Bemis in writing, (k) any reduction in the credit rating or credit rating outlook of Amcor or the Amcor Subsidiaries or any increase in credit default swap spreads with respect to indebtedness of Amcor or the Amcor Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of "Amcor Material Adverse Effect" may be taken into account) or (l) Effects arising out of any conversion or reconciliation between IFRS and GAAP undertaken in connection with the Transactions except, in the case of clauses (a) through (e) and clause (i), to the extent Amcor and the Amcor Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Amcor and the Amcor Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be an Amcor Material Adverse Effect).

        "Amcor Option" means an option to acquire an Amcor Share issued under the Amcor Equity Plans.

        "Amcor Performance Share" means a performance share issued under the Amcor Equity Plans.

        "Amcor Performance Right" means a performance right issued under the Amcor Equity Plans.

        "Amcor Restricted Share" means a restricted share issued under the Amcor Equity Plans.

AMCO-475

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        "Amcor Right" means a right issued under the Amcor Equity Plans.

        "Amcor Share Register" means the register of members of Amcor maintained in accordance with the Australian Act.

        "Amcor Shareholder Approval" means the approval of the Scheme at the Scheme Meeting (or any adjournment of such meeting) by the Amcor Shareholders by the requisite majorities under subparagraph 411(4)(a)(ii) of the Australian Act, or such other threshold as approved by the Court.

        "Amcor Shareholders" means the holders of Amcor Shares.

        "Amcor Subsidiaries" means each of New Holdco, Merger Sub, and the Subsidiaries of any of Amcor, New Holdco, and Merger Sub.

        "Antitrust Laws" means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

        "ASIC" means the Australian Securities and Investments Commission.

        "ASX" means ASX Limited ACN 008 624 691 and, where the context requires, the financial market that it operates.

        "ASX Listing Rules" means the official listing rules of ASX.

        "ATO Ruling" means a class ruling of the Australian Tax Office in relation to capital gains tax rollover relief for Amcor Shareholders who are Australian tax residents and who are receiving the Scheme Consideration in connection with the Scheme.

        "Australian Act" means the Corporations Act 2001 (Cth).

        "Australian Regulations" means the Corporations Regulations 2001 (Cth).

        "Bemis Benefit Plan" means each benefit or compensation plan, program, scheme, policy, arrangement or agreement, whether or not written, including any "employee welfare benefit plan" within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation or paid time off, stock purchase, equity or equity-based (including stock option, stock appreciation right, restricted stock, restricted stock unit, phantom stock), severance, retention, employment, change of control, pension, retirement, retention or other fringe benefit plan, policy, program, scheme, arrangement or agreement that is sponsored, maintained or contributed to by Bemis or any Bemis Subsidiary or which Bemis or any Bemis Subsidiary is obligated to sponsor, maintain, contribute to or under or with respect to which Bemis or any Bemis Subsidiary has any obligation or liability (whether actual or contingent).

        "Bemis Bylaws" means the bylaws of Bemis, as amended and restated as of the date of this Agreement.

        "Bemis Certificate" means the Articles of Incorporation of Bemis, as amended and restated as of the date of this Agreement.

        "Bemis Credit Agreement" means the Third Amended and Restated Credit Agreement, dated as of July 22, 2016, by and among Bemis, the Bemis Subsidiaries party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and various financial institutions.

AMCO-476

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        "Bemis Equity Plan" means Bemis's 2014 Stock Incentive Plan.

        "Bemis Governing Documents" means the Bemis Bylaws and the Bemis Certificate.

        "Bemis Material Adverse Effect" means (A) any Effect that would prevent or materially impair the ability of Bemis and the Bemis Subsidiaries to consummate the Merger prior to the End Date (as the same may be extended), or (B) any Effect which has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Bemis and its Subsidiaries, taken as a whole; provided however that, solely for the purposes of clause (B), no Effects to the extent resulting or arising from any of the following, either alone or in combination, shall be deemed to constitute a Bemis Material Adverse Effect or shall be taken into account when determining whether a Bemis Material Adverse Effect exists or has occurred or is would reasonably be expected to exist or occur: (a) any changes in global, national or regional economic conditions, including any changes generally affecting financial, credit or capital market conditions, (b) conditions (or changes therein) in any industry or industries in which Bemis or any of its Subsidiaries operates (including changes in commodity prices or general market prices affecting the chemical or packaging industry generally), (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), (d) any change or prospective changes in GAAP, IFRS or the interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), (f) the execution and delivery of this Agreement or the negotiation, public announcement, pendency or consummation of the Transactions or compliance with the terms of this Agreement, including any Transaction Litigation and including any actual or potential loss or impairment after the date hereof of any Contract or business relationship to the extent arising as a result thereof (it being understood that this clause (f) shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the compliance with the terms of this Agreement), (g) any change in the price or trading volume of Bemis Shares, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of "Bemis Material Adverse Effect" may be taken into account), (h) any failure by Bemis to meet, or any change in, any internal or published projections, estimates or expectations of Bemis's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Bemis to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of "Bemis Material Adverse Effect" may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (j) any action taken at the request of Amcor in writing, (k) any reduction in the credit rating or credit rating outlook of Bemis or the Bemis Subsidiaries or any increase in credit default swap spreads with respect to indebtedness of Bemis or the Bemis Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such change that are not otherwise excluded from the definition of "Bemis Material Adverse Effect" may be taken into account), or (l) Effects arising out of any conversion or reconciliation between IFRS and GAAP undertaken in connection with the Transactions except, in the case of clauses (a) through (e) and clause (i), to the extent Bemis and the Bemis Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Bemis and the Bemis Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Bemis Material Adverse Effect).

AMCO-477

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        "Bemis SEC Documents" means, collectively, (i) Bemis's annual reports on Form 10-K, (ii) Bemis's quarterly reports on Form 10-Q, (iii) each of Bemis's current reports on Form 8-K, and (iv) Bemis's proxy statements relating to its annual meeting of shareholders, in each case filed or furnished by Bemis with the SEC since January 1, 2016.

        "Bemis Senior Notes" means each of the 6.80% Senior Notes due 2019, 4.50% Senior Notes due 2021 and 3.10% Notes due 2026 issued by Bemis pursuant to the Indenture, dated as of June 15, 1995.

        "Bemis Senior Officers" means the executive officers of Bemis and/or its Subsidiaries that are subject to the reporting requirements of Section 16(a) of the Exchange Act.

        "Bemis Shareholder Approval" means the affirmative vote of at least two thirds (66.66%) of the outstanding Bemis Shares entitled to vote on the approval of this Agreement at the Bemis Special Meeting in favor of such adoption.

        "Bemis Shareholders" means the holders of Bemis Shares.

        "Bemis Special Meeting" means the meeting of the holders of Bemis Shares for the purpose of seeking the Bemis Shareholder Approval, including any postponement or adjournment thereof.

        "Bemis Subsidiaries" means the Subsidiaries of Bemis.

        "Book-Entry Share" means a non-certificated Bemis Share represented by book-entry.

        "Bribery Legislation" means any and all of the following: the FCPA; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Amcor or Bemis operates.

        "Business Day" means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York, Jefferson City, Missouri, or Melbourne, Australia.

        "Certificates" means a certificate or certificates which immediately prior to the Effective Time represented outstanding Bemis Shares.

        "Conditions" means the conditions to the Scheme as set forth in Exhibit A, and "Condition" means any one of the Conditions.

        "Confidentiality Agreement" means the Confidentiality Agreement, dated May 21, 2018, between Amcor and Bemis, as it may be amended.

        "Contract" means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

        "Court" means the Federal Court of Australia, or such other court of competent jurisdiction under the Australian Act as may be agreed to in writing by Amcor and Bemis.

        "Court Order" means the order or orders of the Court sanctioning the Scheme under Section 411(4)(b) of the Australian Act.

AMCO-478

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        "Deed Poll" means a deed poll substantially in the form of Exhibit C to this Agreement under which New Holdco covenants in favor of Amcor Shareholders to perform the obligations attributed to New Holdco under the Scheme.

        "Effect" means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

        "End Date" shall mean August 6, 2019; provided that if as of such date all Conditions (other than (i) Conditions 1(b), 2(b), 2(c), 2(d), and 2(g) and (ii) Condition 2(f) (if, in the case of this clause (ii), the reason for the failure of such Condition is a Restraint under any Antitrust Law) have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable and to the extent permitted by applicable Law)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable and to the extent permitted by applicable Law)) if the Scheme were completed on such date, the "End Date" shall be extended to and including February 6, 2020 if Bemis notifies Amcor, or Amcor notifies Bemis, in writing on or prior to August 6, 2019; provided that the right to extend the End Date shall not be available to any Party whose material breach (or, in the case of Amcor, Merger Sub's or New Holdco's material breach) of such Party's obligations under Section 6.2 has been the principal cause of the failure of the Scheme Closing and/or the Merger Closing to be consummated by the original End Date.

        "Environmental Law" means all Laws which relate to pollution, protection of the environment, or public or worker health or safety (regarding Hazardous Substances).

        "Environmental Permits" means any permit, license, consent, certificate, registration, variance, exemption, authorization or approval required under Environmental Laws.

        "ERISA" means the Employee Retirement Income Security Act of 1974, and the regulations promulgated and rulings issued thereunder.

        "ERISA Affiliate" means, with respect to any Person or trade or business, any other Person or trade or business (i) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first Person or trade or business, (ii) that together with the first Person or trade or business at any relevant time would be treated as a single employer under Section 414 of the Code, or (iii) that is a member of the same "controlled group" as the first Person or trade or business pursuant to Section 4001(a)(14) of ERISA.

        "Exchange Act" means the United States Securities Exchange Act of 1934.

        "Ex-Im Laws" means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

        "FCPA" means the United States Foreign Corrupt Practices Act of 1977.

        "First Court Hearing" means the hearing of the Court pursuant to Section 411(4)(a) of the Australian Act to consider and, if thought fit, approve the mailing of the Scheme Booklet (with or without amendment) and convene the Scheme Meeting.

        "Government Official" means (a) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any candidate for political office, or (c) any political party or party official.

        "Governmental Consents" means all consents, clearances, approvals, permissions, nonactions, orders, waivers, permits, expirations of waiting periods and authorizations required to be obtained prior to the Scheme Closing by Amcor or Bemis or any of their respective Subsidiaries from any

AMCO-479

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Governmental Entity in connection with the execution and delivery of this Agreement and the consummation and implementation and the Merger, the Scheme and the other Transactions.

        "Governmental Entity" means (a) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, including any arbitral body (public or private), (b) any public international governmental organization, or (c) any agency, commission, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clause (a) or (b) of this definition.

        "Hazardous Substance" means any material, substance or waste that is subject to regulation, or for which liability or standards of conduct may be imposed, under any Environmental Laws, including petroleum.

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "IER" means the report, including any update or supplementary report, of the Independent Expert setting out whether or not the Transactions are in the best interests of the Amcor Shareholders and the reasons for holding that opinion.

        "Indebtedness" means, with respect to any Person,

          (a)   all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

          (b)   all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guarantees, surety bonds and similar instruments;

          (c)   net obligations of such Person under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements;

          (d)   all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business);

          (e)   indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse;

          (f)    all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP or IFRS, recorded as capital leases;

          (g)   synthetic lease obligations;

          (h)   obligations outstanding under securitization facilities; and

          (i)    any guarantee (other than customary non-recourse carve-out or "badboy" guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness.

        "Independent Expert" means the independent expert nationally recognized in Australia appointed by Amcor in respect of the Transactions.

        "Intellectual Property" means all intellectual property and similar proprietary rights existing anywhere in the world, including with respect to: (a) patents, utility models, and any other governmental grant for the protection of inventions or industrial designs, applications for the foregoing, and all reissues, reexaminations, divisionals, continuations, and continuations-in-part thereof,

AMCO-480

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

(b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, corporate names and other similar designations of source or origin, together with the goodwill associated therewith and symbolized thereby, as well as any rights to domain names (c) copyrights, copyrightable works and other works of authorship, (d) trade secrets and other confidential information, including know-how, inventions (whether or not patentable), concepts, methods, processes, apparatuses, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (f) software, including data, databases and documentation therefor, and (g) in each case of (a) through (f), whether registered or unregistered, and including all applications for any such rights as well as the right to apply for such rights.

        "Intentional Breach" means, with respect to any agreement or covenant of a Party in this Agreement, an action or omission intentionally taken or omitted to be taken by such Party in material breach of such agreement or covenant that the breaching Party takes (or fails to take) with actual knowledge (determined without regard to the definition of "knowledge" in this Agreement) that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant.

        "IRS" means the United States Internal Revenue Service.

        "knowledge" will be deemed to be, as the case may be, the actual knowledge of (a) the Persons listed in Section 9.5(a) of the Amcor Disclosure Letter with respect to Amcor, New Holdco or Merger Sub, or (b) the Persons listed in Section 9.5(b) of the Bemis Disclosure Letter with respect to Bemis.

        "Law" means any law (including common law), statute, code, rule, regulation, Order, ordinance or other pronouncement of any Governmental Entity having the effect of law.

        "Lien" means any lien, charge, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or encumbrance or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

        "Material Restraint" means any Law or Order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any Governmental Entity of competent jurisdiction that (a) is in effect, (b) enjoins or otherwise prohibits or makes illegal consummation of the Merger or (other than with respect to Section 7.2(a)(ii)) the Scheme, and (c) either (i) arises under Antitrust Laws of the jurisdictions set forth in Exhibit B (as the same may be amended with the written consent of Amcor and Bemis) or (ii) the violation or contravention of which would reasonably be expected to result in (1) criminal liability to any Person, (2) personal liability to any director or officer of a Party or any of their respective Subsidiaries, or (3) a material and adverse effect on New Holdco and its Subsidiaries following the Effective Time.

        "Order" means any order, judgment, injunction, ruling, writ, determination, award or decree of any Governmental Entity.

        "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

        "Representatives" means, when used with respect to Amcor or Bemis, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of Amcor or Bemis, as applicable, and their respective Subsidiaries.

AMCO-481

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        "RG 60" means Regulatory Guide 60 issued by ASIC in September 2011.

        "Sanctioned Country" means any of the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria.

        "Sanctioned Person" means any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (a) any Person identified in any list of sanctioned Persons maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control ("OFAC"), the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State; (ii) Her Majesty's Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European Union; (b) any Person located, organized, or resident in, organized in, or a Governmental Entity or government instrumentality of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (a) or (b).

        "Sanctions Laws" means all Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior, and the Laws administered by OFAC.

        "Scheme" means the proposed scheme of arrangement under Part 5.1 of the Australian Act between Amcor and Amcor Shareholders, the form of which is attached as Exhibit D to this Agreement, subject to any alterations or conditions made or required by the Court under Section 411(6) of the Australian Act and agreed to in writing by Amcor and New Holdco in accordance with the terms of this Agreement.

        "Scheme Booklet" means a document (or the relevant sections of the Form S-4 comprising the Scheme Booklet) (including any amendments or supplements thereto) to be dispatched to Amcor Shareholders containing (i) details of the Scheme, (ii) the notice or notices of the Scheme Meeting, (iii) an explanatory statement as required by the Australian Act, the Australian Regulations and RG 60 with respect to the Scheme, (iv) the IER, (v) such other information as may be required or necessary pursuant to the Australian Act and (vi) such other information as Amcor and Bemis shall agree (acting reasonably).

        "Scheme Closing" means the coming into effect under subsection 411(10) of the Australian Act of the order of the Court made under paragraph 411(4)(b) of the Australian Act in relation to the Scheme.

        "Scheme Closing Date" means the date on which the Scheme Closing occurs.

        "Scheme Meeting" means the extraordinary general meeting of the Amcor Shareholders (and any adjournment thereof) ordered by the Court to be convened under Section 411(1) of the Australian Act in connection with the Scheme and for the purpose of obtaining the Amcor Shareholder Approval.

        "Scheme Implementation" means the transfer of the Amcor Shares to New Holdco in accordance with clause 4.2 of the Scheme.

        "Scheme Implementation Date" means the date on which Scheme Implementation occurs, being the fifth ASX trading day after the Scheme Record Date, or such other date as may be agreed to in writing by Amcor and Bemis; provided, that Amcor and Bemis shall use their respective reasonable best efforts, after consulting with the Amcor Share registry and the New Holdco Share registry, to agree an earlier ASX trading day .

AMCO-482

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        "Scheme Record Date" means 7.00 p.m. (Melbourne time) on the fifth ASX trading day after the Scheme Closing, or such other date and time as may be agreed to in writing by Amcor, Bemis and New Holdco; provided, that Amcor and Bemis shall use their respective reasonable best efforts, after consulting with the Amcor Share registry and the New Holdco Share registry, to agree an earlier ASX trading day .

        "SEC" means the United States Securities and Exchange Commission.

        "Second Court Hearing" means the hearing of the Court pursuant to Section 411(4)(b) of the Australian Act to approve the Scheme.

        "Securities Act" means the United States Securities Act of 1933.

        "Subsidiary" or "Subsidiaries" means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner.

        "Takeover Statutes" means any "business combination," "control share acquisition," "fair price," "moratorium," "interested shareholder," "affiliate transaction" or other takeover or anti-takeover statute, including Sections 351.407 and 351.459 of the Missouri Code, Chapter 6 of the Australian Act, the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth), or similar Law, and any restrictive provision in the Bemis Governing Documents, including Article 10 of the Bemis Certificate, or the Amcor Governing Documents.

        "Tax" or "Taxes" means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, escheat or unclaimed property, registration, alternative or add-on minimum or estimated tax, any tax amounts pursuant to a European Union "state aid" claim or a "false claims" act, including any interest, penalty, additions to tax or additional amounts attributable to or imposed with respect to any of the foregoing, whether disputed or not.

        "Tax Law Change" means any change in applicable Law (whether or not such change in Law is yet effective) (or any other U.S. Tax Law), or official interpretation thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), or any bill that would implement such a change which has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President's approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed.

        "Tax Return" means any report, return, information return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of Taxes, including any schedule or attachment thereto, and including any amendments thereof.

        "Treasury Regulations" means the Treasury regulations promulgated under the Code.

AMCO-483

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Section 9.6    Terms Defined Elsewhere.     The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Location
"ADRs"	Section 6.10
"Agreement"	Preamble
"Amcor"	Preamble
"Amcor Adverse Recommendation Change"	Section 5.4(a)(vii)
"Amcor ASIC Documents"	Section 4.4(a)
"Amcor Board of Directors"	Recitals, Section 5.4(g)
"Amcor Board Recommendation"	Recitals
"Amcor Capitalization Date"	Section 4.2(a)
"Amcor Competing Proposal"	Section 5.4(d)
"Amcor Competing Proposal NDA"	Section 5.4(b)
"Amcor Disclosure Letter"	Article IV
"Amcor Governing Documents"	Section 4.1
"Amcor Nominees"	Section 6.11(a)(ii)
"Amcor Permits"	Section 4.7(b)
"Amcor Related Parties"	Section 8.2(e)(ii)
"Amcor Shares"	Recitals
"Amcor Superior Proposal"	Section 5.4(d)
"Amcor Tax Advisor"	Exhibit A
"Amcor Termination Fee"	Section 8.2(c)
"Applicable Date"	Section 3.4(a)
"Applicable Share Price"	Section 2.9(d)
"Appraisal Shares"	Section 2.10
"Articles of Merger"	Section 2.4
"Bemis"	Preamble
"Bemis Adverse Recommendation Change"	Section 5.3(a)(vii)
"Bemis Board of Directors"	Recitals, Section 5.3(g)
"Bemis Board Recommendation"	Recitals
"Bemis Capitalization Date"	Section 3.2(a)
"Bemis Cash-Settled RSUs"	Section 2.9(c)
"Bemis Competing Proposal"	Section 5.3(d)
"Bemis Competing Proposal NDA"	Section 5.3(b)
"Bemis Disclosure Letter"	Article III
"Bemis Eligible Shares"	Section 2.7(a)
"Bemis Equity Awards"	Section 2.9(c)
"Bemis Excluded Shares"	Section 2.7(a)
"Bemis Filings"	Section 3.4(a)
"Bemis Foreign Plan"	Section 3.9(f)
"Bemis Leased Real Property"	Section 3.15(b)
"Bemis Material Contracts"	Section 3.18(a)
"Bemis Nominees"	Section 6.11(a)(ii)
"Bemis Owned Real Property"	Section 3.15(a)
"Bemis Permits"	Section 3.7(b)
"Bemis Permitted Lien"	Section 3.15(a)
"Bemis Preferred Stock"	Section 3.2(a)
"Bemis PSUs"	Section 2.9(b)
"Bemis Related Parties"	Section 8.2(e)(i)
"Bemis RSUs"	Section 2.9(a)

AMCO-484

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Defined Term	Location
"Bemis Shares"	Recitals
"Bemis Superior Proposal	Section 5.3(d)
"Bemis Tax Advisor"	Exhibit A
"Bemis Termination Fee"	Section 8.2(b)
"Bemis Title IV Plan"	Section 3.9(c)
"CDI"	Recitals
"COBRA"	Section 3.9(a)
"Code"	Recitals
"Continuation Period"	Section 6.6(a)
"Continuing Employees"	Section 6.6(b)
"Converted Equity Award"	Section 6.15(a)
"D&O Insurance"	Section 6.4(c)
"Damages"	Section 8.2(e)(i)
"Debt Financing"	Section 6.13(a)
"Debt Tender Offer"	Section 6.13(b)
"Debt Tender Offers"	Section 6.13(b)
"Deposit Agreement"	Section 6.10
"Depositary"	Section 6.10
"DTC"	Section 2.8(b)
"Effective Time"	Section 2.4
"Enforceability Exceptions"	Section 3.3(a)
"Excess Offer Shares"	Section 2.8(h)
"Exchange Agent"	Section 2.1
"Exchange Fund"	Section 2.8(a)
"Exchange Ratio"	Section 2.7(a)
"FATA"	Exhibit A
"Form S-4"	Section 5.1(a)(i)
"Fractional Share Consideration"	Section 2.8(h)
"GAAP"	Section 3.2(d)
"Indemnified Parties	Section 6.4
"Intended Tax Treatment"	Recitals
"Intervening Event"	Section 5.3(e)
"Labor Organization"	Section 3.13(b)
"Letter of Transmittal"	Section 2.8(b)
"Merger"	Recitals
"Merger Closing"	Section 2.3
"Merger Consolidation"	Section 2.7(a)
"Merger Sub"	Preamble
"Missouri Code"	Recitals
"New Holdco"	Preamble
"New Holdco Board"	Recitals
"New Holdco Capital Increase"	Section 6.11(b)
"New Holdco Share"	Recitals
"New Plans"	Section 6.6(b)
"Parties"	Preamble
"Party"	Preamble
"Payment"	Section 8.2(d)
"Payor"	Section 8.2(d)
"PBGC"	Section 3.9(c)
"PPACA"	Section 3.9(b)(iii)

AMCO-485

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Defined Term	Location
"Proceedings"	Section 3.11
"Proxy Statement"	Section 5.5(a)(i)
"Recipient"	Section 8.2(d)
"Restriction"	Section 6.2(b)
"Sanction Date"	Exhibit A
"Sarbanes-Oxley Act"	Section 3.5
"Scheme Consideration"	Recitals
"Section 7874 Rules"	Section 6.14
"Surviving Corporation"	Section 2.2
"Transaction Litigation"	Section 6.8
"Transactions"	Recitals
"Treasurer"	Exhibit A

        Section 9.7    Interpretation.     When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the term "affiliates" shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or in the Amcor Disclosure Letter or the Bemis Disclosure Letter are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean (except where expressly noted) such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". With respect to the determination of any period of time, the word "from" means "from and including". All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The phrase "ordinary course of business" as used in this Agreement shall be deemed to mean "the ordinary course of business consistent with past practice". All references to "dollars" and "$" will be deemed references to the lawful money of the United States of America. The term "made available" and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other Parties or their Representatives on the Merrill DatasiteOne due diligence data site, with respect to Bemis, or on the Intralinks due diligence data site, with respect to Amcor, as applicable, maintained by either company for the purpose of the Transactions, in each case prior to the date hereof and including any information in the designated "clean team" areas of such data sites or (b) provided via electronic mail or in person prior to the date hereof.

AMCO-486

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Section 9.8    Counterparts.     This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

        Section 9.9    Entire Agreement; Third-Party Beneficiaries.

          (a)   This Agreement (including the Bemis Disclosure Letter and the Amcor Disclosure Letter), and all annexes and exhibits hereto (including the Scheme and the Deed Poll), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Amcor, New Holdco and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

          (b)   This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than (i) as provided in Section 6.4 (Directors' and Officers' Insurance and Indemnification) (which shall be enforceable by the Indemnified Parties), (ii) from and after the Effective Time, the right of Bemis Shareholders to receive the Merger Consideration, and (iii) unless the Effective Time shall have occurred, the right of Bemis, on behalf of the Bemis Shareholders, to pursue claims for damages for any breach of this Agreement by Amcor, Merger Sub or New Holdco that give rise to any such claim (including damages based on loss of the economic benefits of the Transactions to the Bemis Shareholders, including loss of premium offered to such Bemis Shareholders) and any damages, settlements, or other amounts recovered or received by Bemis with respect to such claims may, in Bemis's sole and absolute discretion, be (A) distributed, in whole or in part, by Bemis to the holders of Bemis Shares of record as of any date determined by Bemis; or (B) retained by Bemis for the use and benefit of Bemis on behalf of its shareholders in any manner Bemis deems fit.

        Section 9.10    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are each fulfilled to the extent possible.

        Section 9.11    Governing Law; Jurisdiction.

          (a)   This Agreement shall be interpreted and construed in accordance with, and any and all claims, controversies, and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by, the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction; provided however that (i) the Scheme and matters related thereto shall, solely to the extent required by the Laws of Victoria, Australia be governed by, and construed in accordance with, the Laws of Victoria, Australia, (ii) the Deed Poll shall be governed by, and construed in accordance with, the Laws of Victoria, Australia and (iii) the Merger and the fiduciary duties of the Bemis Officers and Board of Directors and any determination under Section 5.3 pursuant to such

AMCO-487

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  fiduciary duties shall, solely to the extent required by the Laws of the State of Missouri, be governed by, and construed in accordance with, the Laws of the State of Missouri.

          (b)   Each Party, with respect to any Proceeding seeking to enforce any provision of, or based on any matter arising out of or relating to, this Agreement or the Transactions (whether brought by any Party or any of its affiliates or against any Party or its affiliates), (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, any federal court located in the State of Delaware or other Delaware state court. Notwithstanding the forgoing, the Scheme and matters directly related to the sanction thereof shall be subject to the jurisdiction of the Court and any appellate courts therefrom.

        Section 9.12    Waiver of Jury Trial.     EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

        Section 9.13    Assignment.     This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns. No Party may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties, which any such Party may withhold in its absolute discretion; provided that Merger Sub may assign, in Amcor's and its sole discretion and without the consent of Bemis, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of New Holdco; provided that no such assignment shall be permitted without the prior written consent of Bemis if such assignment could reasonably be expected to increase the risk that any of the Conditions may not be timely satisfied or result in a breach of any of covenants and agreements set forth in this Agreement or adversely affect Bemis.

        Section 9.14    Enforcement; Remedies; Subsidiaries.

          (a)   Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

          (b)   The Parties agree that irreparable injury will occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or

AMCO-488

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

          (c)   The Parties' rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity. For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

          (d)   To the extent any Party brings any Proceeding to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, the End Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Proceeding.

          (e)   Whenever this Agreement requires a Subsidiary of Bemis or Amcor to take any action, such requirement shall be deemed to include an undertaking on the part of Bemis or Amcor, as applicable, to cause such Subsidiary to take such action.

(Remainder of Page Intentionally Left Blank)

AMCO-489

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Signed for Amcor Limited
	by its duly authorized attorney		in the presence of
sign here	/s/ IAN WILSON Attorney	sign here	/s/ ANDREW J COWPER Witness
print name	IAN WILSON	print name	ANDREW J COWPER

[Signature Page to the Transaction Agreement]

AMCO-490

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Arctic Jersey Limited
By:	/s/ LAWRIE CUNNINGHAM
	Name:	Lawrie Cunningham
	Title:	Director

[Signature Page to the Transaction Agreement]

AMCO-491

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Arctic Corp.
By:	/s/ IAN WILSON
	Name:	Ian Wilson
	Title:	President

[Signature Page to the Transaction Agreement]

AMCO-492

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Bemis Company, Inc.
By:	/s/ WILLIAM F. AUSTEN
	Name:	William F. Austen
	Title:	President and Chief Executive Officer

[Signature Page to the Transaction Agreement]

AMCO-493

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibit A

CONDITIONS TO THE SCHEME

1.
The Scheme will be conditional upon:

          (a)   the Amcor Shareholder Approval being duly obtained at the Scheme Meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken); and

          (b)   the approval by the Court (or any court of competent jurisdiction on appeal therefrom) (without material modification) of the Scheme pursuant to Section 411(4)(b) of the Australian Act (the date on which the condition in this paragraph 1(b) is satisfied, the "Sanction Date").

2.
The Parties have agreed that, subject to paragraph 5 of this Exhibit A, the Scheme will also be conditional upon each of the following matters having been satisfied on or before the Sanction Date:

          (a)   the Bemis Shareholder Approval being duly obtained at the Bemis Special Meeting (or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken);

          (b)   (i) the NYSE having approved the listing of the New Holdco Shares to be issued to the holders of Bemis Shares and the New Holdco Shares underlying the CDIs to be issued to holders of Amcor Shares pursuant to the Scheme and the Merger, subject to official notice of issuance, and (ii) ASX having provided approval for the admission of New Holdco to the official list of ASX and the approval for official quotation of the CDIs, whether or not such approval is subject to conditions;

          (c)   the applicable waiting periods under the HSR Act in connection with the consummation of the Merger and the Scheme shall have expired or been earlier terminated;

          (d)   all required Governmental Consents under the Antitrust Laws of the jurisdictions set forth in Exhibit B (as the same may be amended with the written consent of Amcor and Bemis) shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate);

          (e)   the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings initiated by the SEC seeking any stop order;

          (f)    no Governmental Entity of a competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal consummation of the Merger or the Scheme (it being understood that if any such Law or Order arises out of or relates to Antitrust Laws, such Law or Order will only constitute a Condition under this Condition 2(f) to the extent it would constitute a Material Restraint);

          (g)   one of the following has occurred: (i) New Holdco has received written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) ("FATA"), by or on behalf of the Treasurer of the Commonwealth of Australia ("Treasurer"), advising that the Commonwealth Government of Australia has no objections to the Scheme, either unconditionally or on conditions that are acceptable to New Holdco acting reasonably; (ii) the Treasurer becomes precluded by passage of time from making an order or decision under Part 3 of the FATA in relation to the Scheme and the Scheme is not prohibited by section 82 of the FATA; or (iii) where an interim order is made under section 68 of the FATA in respect of the Scheme, the subsequent period for making an order or decision under Part 3 of the FATA elapses without the Treasurer making such an order or decision; and

A-A-1

AMCO-494

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (h)
    the Agreement shall not have been terminated in accordance with its terms.

3.
The Parties have agreed that, subject to paragraph 5 of this Exhibit A, Amcor's and New Holdco's obligations to effect the Scheme will also be conditional upon each of the following matters having been satisfied (or, to the extent permitted by applicable Law, waived by Amcor) on or before the Sanction Date:

          (a)   (i) The representations and warranties of Bemis set forth in Section 3.2(a), Section 3.2(b), Section 3.2(c)(i) , Section 3.2(c)(iv) (only in respect of securities of Bemis), and Section 3.2(c)(v) shall be true and correct, subject only to de minimis inaccuracies (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date), (ii) the representations and warranties of Bemis set forth in (x) the first sentence of Section 3.10(a) (Absence of Certain Changes or Events) shall be true and correct in all respects and (y) Section 3.3(a), Section 3.16 and Section 3.17 shall be true and correct in all material respects (in the case of this clause (y), without any materiality, Bemis Material Adverse Effect or similar qualification), in the case of each of clauses (x) and (y), (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iii) the other representations and warranties of Bemis set forth in Article III shall be true and correct (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that, notwithstanding anything herein to the contrary, the condition set forth in this paragraph 3(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of Bemis are not so true and correct unless the failure of such representations and warranties of Bemis to be so true and correct (read for purposes of this paragraph 3(a)(iii) without any materiality, Bemis Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Bemis Material Adverse Effect.

          (b)   Bemis shall have in all material respects performed the obligations and complied with the covenants required by the Agreement to be performed or complied with by it prior to the Sanction Date;

          (c)   Bemis shall have delivered to Amcor a certificate, dated as of the Sanction Date and signed by the Chief Executive Officer or Chief Financial Officer of Bemis, certifying on behalf of Bemis to the effect that the conditions set forth in paragraphs 3(a) and 3(b) have been satisfied; and

          (d)   Amcor shall have received from a "Big 4" accounting firm or nationally recognized tax counsel ("Amcor Tax Advisor"), an opinion or written advice dated as of the Sanction Date to the effect that, since the date of this Agreement, there is no Tax Law Change, the effect of which is to cause the Merger and the Scheme to fail to qualify, at a "should" (or higher) level of comfort, for the Intended Tax Treatment (assuming for this purpose that the Merger and the Scheme would have qualified for the Intended Tax Treatment prior to the Tax Law Change), it being understood that in rendering such opinion or written advice, Amcor Tax Advisor may rely upon customary assumptions and representations; provided, that in the event that Amcor Tax Advisor is unable to deliver such opinion or written advice, Bemis shall be entitled to appoint an alternative Bemis Tax Advisor to deliver such opinion or written advice to Amcor instead.

A-A-2

AMCO-495

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

4.
The Parties have agreed that, subject to paragraph 5 of this Exhibit A, the Scheme will also be conditional upon each of the following matters having been satisfied (or, to the extent permitted by applicable Law, waived by Bemis) on or before the Sanction Date:

          (a)   (i) The representations and warranties of Amcor set forth in Section 4.2(a), Section 4.2(c)(ii), Section 4.2(e) (only in respect of securities of Amcor and New Holdco), and Section 4.2(f) (only in respect of securities of Amcor and New Holdco) shall be true and correct, subject only to de minimis inaccuracies, (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); (ii) the representations and warranties of Amcor set forth in (x) Section 4.9 (Absence of Certain Changes and Events) shall be true and correct in all respects and (y) Section 4.3(a) shall be true and correct in all material respects (in the case of this clause (y), without any materiality, Amcor Material Adverse Effect or similar qualification), in the case of each of clauses (x) and (y), (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iii) the other representations and warranties of Amcor set forth in Article IV shall be true and correct in all respects (A) on the date of this Agreement and (B) at the Sanction Date as though made on the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that notwithstanding anything herein to the contrary, the condition set forth in this paragraph 4(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of Amcor are not so true and correct unless the failure of such representations and warranties to be so true and correct (read for purposes of this paragraph 4(a)(iii) without any materiality, Amcor Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have an Amcor Material Adverse Effect

          (b)   Each of Amcor, New Holdco and Merger Sub shall have in all material respects performed the obligations and complied with the covenants required by the Agreement to be performed or complied with by it prior to the Sanction Date;

          (c)   Amcor shall have delivered to Bemis a certificate, dated as of the Sanction Date and signed by the Chief Executive Officer or Chief Financial Officer of Amcor, certifying on behalf of Amcor, New Holdco and Merger Sub to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied; and

          (d)   Bemis shall have received from Cleary Gottlieb Steen & Hamilton LLP or other nationally recognized tax counsel or a "Big 4" accounting firm ("Bemis Tax Advisor"), an opinion or written advice dated the Sanction Date to the effect that, since the date of this Agreement, there is no Tax Law Change, the effect of which is to cause the Merger and the Scheme to fail to qualify, at a "should" (or higher) level of comfort, for the Intended Tax Treatment (assuming for this purpose that the Merger and the Scheme would have qualified for the Intended Tax Treatment prior to the Tax Law Change), it being understood that in rendering such opinion or written advice, such Bemis Tax Advisor may rely upon customary assumptions and representations; provided, that in the event that Bemis Tax Advisor is unable to deliver such opinion or written advice, Amcor shall be entitled to appoint an alternative Amcor Tax Advisor to deliver such opinion or written advice to Bemis instead.

A-A-3

AMCO-496

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

5.

          (a)   Amcor and Bemis reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 2 of this Exhibit A (provided that all Parties agree to any such waiver);

          (b)   Amcor reserves the right (but shall be under no obligation) to waive, in whole or in part, to the extent permitted by applicable Law, all or any of the conditions in paragraph 3; and

          (c)   Bemis reserves the right (but shall be under no obligation) to waive, in whole or in part, to the extent permitted by applicable Law, all or any of the conditions in paragraph 4.

A-A-4

AMCO-497

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibit B

REQUIRED GOVERNMENTAL CONSENTS

United States

        Notification under the EU Merger Regulation, to the extent required, or, if not required, then notification in the Member State(s) of the European Economic Area whose jurisdictional thresholds are triggered pursuant to their national merger control regime (without prejudice to the ability of the Parties to make a referral request in order for the European Commission to take jurisdiction over the filing pursuant to the EU Merger Regulation)

Belarus

Brazil

China

Colombia

Kazakhstan

Mexico

Morocco

Ecuador, to the extent required

Taiwan, to the extent required

Australia

New Zealand

A-B-1

AMCO-498

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibit C

FORM OF DEED POLL

[See attached.]

A-C-1

AMCO-499

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Deed poll

Arctic Jersey Limited

101 Collins Street Melbourne Vic 3000 Australia	T +61 3 9288 1234 F +61 3 9288 1567
GPO Box 128A Melbourne Vic 3001 Australia	herbertsmithfreehills.com DX 240 Melbourne

A-C-2

AMCO-500

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Date [insert date]

This deed poll is made

By	Arctic Jersey Limited (New Holdco)
of 3rd Floor, 44 Esplanade, St Helier, Jersey JE4 9WG
in favour of	each person registered as a holder of ordinary shares in Amcor Limited (Amcor) in the Arctic Share Register as at the Scheme Record Date.
Recitals	1	Amcor, Merger Sub, New Holdco and Bemis Inc entered into the Transaction Agreement.
	2	In the Transaction Agreement, New Holdco agreed to make this deed poll.
	3	New Holdco is making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Transaction Agreement and the Scheme.

This deed poll provides as follows:

1      Definitions and interpretation

1.1   Definitions

        In this deed poll:

  (a)
  'Transaction Agreement' means the transaction agreement by and among Amcor, Merger Sub, New Holdco and Bemis Inc dated August 2018.

  (b)
  Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this deed poll.

1.2   Interpretation

        Clauses 1.2 of the Scheme applies to the interpretation of this deed poll, except that references to 'this Scheme' are to be read as references to 'this deed poll'.

1.3   Nature of deed poll

        New Holdco acknowledges that this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it.

2      Conditions to obligations

2.1   Conditions

        The obligations of New Holdco under this deed poll are subject to the Scheme becoming Effective.

2.2   Termination

        The obligations of New Holdco under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect, and New Holdco will be released from its obligations to perform this deed poll, if the Transaction Agreement is terminated in accordance with its terms.

A-C-3

AMCO-501

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

3      Scheme obligations

3.1   Undertaking to issue Scheme Consideration

        Subject to clause 2, New Holdco undertakes in favour of each Scheme Shareholder to:

  (a)
  provide, or procure the provision of, the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme; and

  (b)
  undertake all other actions attributed to it under the Scheme,

        subject to and in accordance with the provisions of the Scheme.

3.2   New Holdco Shares to rank equally

        New Holdco covenants in favour of each Scheme Shareholder that the New Holdco Shares which are issued in accordance with the Scheme will:

  (a)
  rank equally in all respects with each other such New Holdco Share; and

  (b)
  be duly and validly issued in accordance with all applicable laws and New Holdco's memorandum of association and articles of incorporation, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under New Holdco's articles of incorporation).

4      Continuing obligations

        This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

  (a)
  New Holdco has fully performed its obligations under this deed poll; or

  (b)
  the earlier termination of this deed poll under clause 2.

5      Warranties

        New Holdco represents and warrants in favour of each Scheme Shareholder that:

  (a)
  it is a corporation validly existing under the laws of its place of registration;

  (b)
  it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

  (c)
  it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

  (d)
  this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

  (e)
  this deed poll does not conflict with, or result in the breach of or default under, any provision of its articles of incorporation, or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

A-C-4

AMCO-502

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

6      General

6.1   Stamp duty

        New Holdco:

  (a)
  will pay all stamp duty and any related fines and penalties in respect of the Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under the Scheme and this deed poll; and

  (b)
  indemnifies each Scheme Shareholder against any liability arising from failure to comply with clause 6.1(a).

6.2   Governing law and jurisdiction

  (a)
  This deed poll is governed by the law in force in Victoria, Australia.

  (b)
  New Holdco irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of this deed poll.

6.3   Waiver

  (a)
  New Holdco may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

  (b)
  No Scheme Shareholder may rely on words or conduct of New Holdco as a waiver of any right unless the waiver is in writing and signed by New Holdco.

  (c)
  The meanings of the terms used in this clause 6.3(a) are set out below.

Term	Meaning
conduct	includes delay in the exercise of a right.
right	any right arising under or in connection with this deed poll and includes the right to rely on this clause.
waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

6.4   Variation

        This deed poll may only be varied in accordance with the terms of the Transaction Agreement.

6.5   Cumulative rights

        The rights, powers and remedies of New Holdco and the Scheme Shareholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

6.6   Assignment

  (a)
  The rights and obligations created by this deed poll are personal to New Holdco and each Scheme Shareholder. They must not be dealt with at law or in equity without the prior written consent of Arctic, New Holdco and Blizzard.

  (b)
  Any purported dealing in contravention of clause 6.6(a) is invalid.

6.7   Further action

        New Holdco must, at its own expense, do all things and execute all documents necessary to give full effect to this deed poll and the transactions contemplated by it.

A-C-5

AMCO-503

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Signing page

Executed as a deed poll

[New Holdco execution block to be inserted.]

A-C-6

AMCO-504

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibit D

FORM OF SCHEME OF ARRANGEMENT

        [See attached.]

A-D-1

AMCO-505

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Scheme of arrangement

Amcor Limited

Scheme Shareholders

A-D-2

AMCO-506

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

  Between the parties

Amcor	Amcor Limited ACN 000 017 372 of Level 11, 60 City Road, 3006 Southbank Australia
Scheme Shareholders	Each person who is registered as a holder of Amcor Shares in the Amcor Share Register as at the Scheme Record Date.

1      Definitions, interpretation and scheme components

1.1   Definitions

  The meanings of the terms used in this Scheme are set out below.

Term	Meaning
Amcor Registry	Link Market Services Limited ACN 083 214 537.
Amcor Share	a fully paid ordinary share of Amcor.
Amcor Share Register	the register of members of Amcor maintained in accordance with the Corporations Act.
Amcor Shareholder	each person who is registered as the holder of an Amcor Share in the Amcor Share Register.
ASIC	the Australian Securities and Investments Commission.
ASX	ASX Limited ACN 008 624 691 and, where the context requires, the financial market that it operates.
Business Day
any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorised or required by Law to be closed in New York, New York or Melbourne, Australia.
CDI	the CHESS Depositary Interest to be issued in connection with the Scheme, representing an interest in one corresponding New Holdco Share.
CDN	CHESS Depositary Nominees Pty Limited ACN 071 346 506.
CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

A-D-3

AMCO-507

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Term	Meaning
CHESS Holding	has the meaning given in the Settlement Rules.
Corporations Act	the Corporations Act 2001 (Cth).
Court	the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act as agreed in accordance with the terms of the Transaction Agreement.
Deed Poll	a deed poll substantially in the form of Attachment 1 under which New Holdco covenants in favour of the Scheme Shareholders to perform the obligations attributed to New Holdco under the Scheme.
Effective
when used in relation to the Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the order of the Court made under paragraph 411(4)(b) of the Corporations Act in relation to the Scheme.
Effective Date	the date on which this Scheme becomes Effective.
Implementation Date	the fifth ASX trading day after the Scheme Record Date, or such other date as agreed in accordance with the terms of the Transaction Agreement.
Ineligible Foreign Shareholder	an Amcor Shareholder:
• who has a Registered Address in a jurisdiction other than Australia or its external territories or New Zealand; and
• who Amcor determines (in its absolute discretion) that it would be unlawful, unduly onerous or unduly impracticable to issue the Scheme Consideration to in the relevant jurisdiction.
Issuer Sponsored Holding	has the meaning given in the Settlement Rules.
New Holdco	Arctic Jersey Limited, a limited company incorporated under the Laws of the Bailiwick of Jersey.
New Holdco Share	an ordinary share of New Holdco.
Operating Rules	the official operating rules of ASX.
Registered Address	in relation to an Amcor Shareholder, the address shown in the Amcor Share Register as at the Scheme Record Date.

A-D-4

AMCO-508

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Term	Meaning
Sale Agent	a person appointed by New Holdco to sell the CDIs that are to be issued under clause 5.3(a)(1) of this Scheme.
Scheme
this scheme of arrangement under Part 5.1 of the Corporations Act between Amcor and the Scheme Shareholders subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in accordance with the terms of the Transaction Agreement.
Scheme Consideration
the consideration to be provided by New Holdco to each Scheme Shareholder for the transfer to New Holdco of each Scheme Share, being (subject to clauses 5.2, 5.3 and 5.4) one CDI in respect of each Scheme Share.
Scheme Meeting
The meeting of the Amcor Shareholders ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on this Scheme and includes any meeting convened following any adjournment or postponement of that meeting.
Scheme Record Date	7.00pm on the fifth ASX trading day after the Effective Date, or such other time and date agreed in accordance with the terms of the Transaction Agreement.
Scheme Share	an Amcor Share held by a Scheme Shareholder.
Scheme Shareholder	a holder of Amcor Shares recorded in the Amcor Share Register as at the Scheme Record Date.
Scheme Transfer
a duly completed and executed proper instrument of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of New Holdco as transferee, which may be a master transfer of all or part of the Scheme Shares.

A-D-5

AMCO-509

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Term	Meaning
Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving this Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.
Settlement Rules	the ASX Settlement Operating Rules, being the official operating rules of the settlement facility provided by ASX Settlement Pty Ltd.
Transaction Agreement	the transaction agreement by and among Amcor, Arctic Corp., New Holdco and Bemis Company, Inc. dated on or about 6 August 2018.

1.2   Interpretation

  In this Scheme:

  (a)
  headings and bold type are for convenience only and do not affect the interpretation of this Scheme;

  (b)
  the singular includes the plural and the plural includes the singular;

  (c)
  words of any gender include all genders;

  (d)
  other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

  (e)
  a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Governmental Entity as well as an individual;

  (f)
  a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this Scheme;

  (g)
  a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or reenactments of any of them (whether passed by the same or another Governmental Entity with legal power to do so);

  (h)
  a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

  (i)
  a reference to '$', 'A$' or 'dollar' is to Australian currency;

  (j)
  a reference to any time, unless otherwise indicated, is to the time in Melbourne, Australia;

  (k)
  a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1.1 of this Scheme, has the same meaning when used in this Scheme;

  (l)
  a term defined in the Transaction Agreement, and which is not defined in clause 1.1 of this Scheme, has the same meaning when used in this Scheme;

  (m)
  a reference to a party to a document includes that party's successors and permitted assignees;

A-D-6

AMCO-510

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (n)
  a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

  (a)
  which ceases to exist; or

  (b)
  whose powers or functions are transferred to another body, is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

  (o)
  if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

  (p)
  a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

  (q)
  if an act prescribed under this Scheme to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

  (r)
  a reference to the Operating Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.3   Interpretation of inclusive expressions

  Specifying anything in this Scheme after the words 'include' or 'for example' or similar expressions does not limit what else is included.

1.4   Business Day

  Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.5   Scheme components

  This Scheme includes any attachment to it.

2      Preliminary matters

  (a)
  Amcor is a public company limited by shares, incorporated in Australia, and has been admitted to the official list of the ASX.

  (b)
  New Holdco is a a public limited company incorporated under the Laws of the Bailiwick of Jersey.

  (c)
  If this Scheme becomes Effective:

  (1)
  New Holdco must provide the Scheme Consideration to the Scheme Shareholders in accordance with the terms of this Scheme and the Deed Poll; and

  (2)
  all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, must be transferred to New Holdco and Amcor will enter the name of New Holdco in the Amcor Share Register in respect of the Scheme Shares.

  (d)
  Amcor and New Holdco have agreed, by executing the Transaction Agreement, to implement this Scheme on the terms and subject to the conditions herein and in the Transaction Agreement.

  (e)
  This Scheme attributes actions to New Holdco but does not itself impose an obligation on it to perform those actions. New Holdco has agreed, by executing the Deed Poll, to perform the actions attributed to it under this Scheme, including, in accordance to the terms and subject to the conditions of this Scheme, New Holdco's memorandum of association and articles of incorporation and the Transaction Agreement, the provision of the Scheme Consideration to the Scheme Shareholders.

A-D-7

AMCO-511

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

3      Conditions

3.1   Conditions precedent

  This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

  (a)
  all the conditions in paragraphs 1, 2, 3 and 4 of Exhibit A of the Transaction Agreement (other than the condition relating to Court approval in paragraph 1(b) of Exhibit A) having been satisfied or, to the extent permitted by applicable Law, waived (by the part(ies) entitled to the benefit thereof) in accordance with the terms of the Transaction Agreement;

  (b)
  such other conditions made or required by the Court under subsection 411(6) of the Corporations Act in relation to this Scheme and agreed to in accordance with the terms of the Transaction Agreement; and

  (c)
  the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving this Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act on or before the End Date (as defined in the Transaction Agreement).

3.2   Certificate

  (a)
  Amcor and New Holdco will provide to the Court on the Second Court Date a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent in clause 3.1(a) have been satisfied or waived.

  (b)
  The certificate referred to in clause 3.2(a) constitutes conclusive evidence that such conditions precedent were satisfied, waived or taken to be waived.

3.3   Termination of Transaction Agreement

  This Scheme will lapse and be of no further force or effect if the Transaction Agreement is terminated in accordance with its terms.

4      Implementation of this Scheme

4.1   Lodgement of Court orders with ASIC

  Amcor must lodge with ASIC, in accordance with subsection 411(10) of the Corporations Act, an office copy of the Court order approving this Scheme as soon as possible after the Court approves this Scheme and in any event by 5.00pm on the first Business Day after the day on which the Court approves this Scheme, or such later date as may be agreed by Amcor and Blizzard.

4.2   Transfer of Scheme Shares

        On the Implementation Date:

  (a)
  subject to the provision of the Scheme Consideration in the manner contemplated by clause 5 (excluding clause 5.3), the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, must be transferred to New Holdco, without the need for any further act by any Scheme Shareholder, by:

  (1)
  Amcor delivering to New Holdco a duly completed Scheme Transfer, executed on behalf of the Scheme Shareholders by Amcor, for registration; and

A-D-8

AMCO-512

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (2)
    New Holdco duly executing the Scheme Transfer, attending to the stamping of the Scheme Transfer (if required) and delivering it to Amcor for registration; and

  (b)
  immediately following receipt of the Scheme Transfer in accordance with clause 4.2(a)(2), but subject to the stamping of the Scheme Transfer (if required), Amcor must enter, or procure the entry of, the name of New Holdco in the Amcor Share Register in respect of all the Scheme Shares transferred to New Holdco in accordance with this Scheme.

5      Scheme Consideration

5.1   Provision of Scheme Consideration

  Subject to clauses 5.2, 5.3 and 5.4, the obligation of New Holdco to provide the Scheme Consideration to Scheme Shareholders will be satisfied by New Holdco:

  (a)
  issuing to CDN (to be held on trust) that number of New Holdco Shares that will enable CDN to issue CDIs as envisaged by clause 5.1(c) on the Implementation Date;

  (b)
  procuring that the name and address of CDN is entered into the New Holdco Share register in respect of those New Holdco Shares on the Implementation Date and that a share certificate or holding statement (or equivalent document) in the name of CDN representing those New Holdco Shares is sent to CDN;

  (c)
  procuring that on the Implementation Date, CDN issues to each Scheme Shareholder the number of CDIs to which it is entitled under this clause 5;

  (d)
  procuring that on the Implementation Date, the name of each Scheme Shareholder is entered in the records maintained by CDN as the holder of the CDIs issued to that Scheme Shareholder on the Implementation Date;

  (e)
  in the case of each Scheme Shareholder who held Scheme Shares on the CHESS subregister—procuring that the CDIs are held on the CHESS subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each Scheme Shareholder which sets out the number of CDIs held on the CHESS subregister by that Scheme Shareholder; and

  (f)
  in the case of each Scheme Shareholder who held Scheme Shares on the issuer sponsored subregister—procuring that the CDIs are held on the issuer sponsored subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each Scheme Shareholder which sets out the number of CDIs held on the issuer sponsored subregister by that Scheme Shareholder.

5.2   Joint holders

        In the case of Scheme Shares held in joint names:

  (a)
  the CDIs to be issued under this Scheme must be issued to and registered in the names of the joint holders;

  (b)
  any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to either, at the sole discretion of Amcor, the holder whose name appears first in the Amcor Share Register as at the Scheme Record Date or to the joint holders; and

  (c)
  any other document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Amcor, the holder whose name appears first in the Amcor Share Register as at the Scheme Record Date or to the joint holders.

A-D-9

AMCO-513

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

5.3   Ineligible Foreign Shareholders

  (a)
  In respect of Ineligible Foreign Shareholders, New Holdco will:

  (1)
  subject to clause 5.4, on the Implementation Date, issue the CDIs which would otherwise be required to be issued to the Ineligible Foreign Shareholders under this Scheme to the Sale Agent;

  (2)
  procure that as soon as reasonably practicable (and in any event not more than 15 Business Days after the Implementation Date), the Sale Agent sells on market all the CDIs issued to the Sale Agent under clause 5.3(a)(1);

  (3)
  account to each Ineligible Foreign Shareholder for the proceeds of the sale of all of the CDIs (after deduction of any applicable brokerage, stamp duty and other costs, taxes and charges) (Proceeds); and

  (4)
  as soon as reasonably practicable, remit to each Ineligible Foreign Shareholder, of the amount 'A' calculated in accordance with the following formula and rounded down to the nearest cent:

      A = (B ÷ C) x D

      where

      B = the number of CDIs that would otherwise have been issued to that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which were issued to the Sale Agent;

      C = the total number of CDIs which would otherwise have been issued to all Ineligible Foreign Shareholders and which were issued to the Sale Agent; and

      D = the Proceeds (as defined in clause 5.3(a)(2)).

  (b)
  The Ineligible Foreign Shareholders acknowledge that none of New Holdco, Amcor or the Sale Agent gives any assurance as to the price that will be achieved for the sale of CDIs described in clause 5.3(a).

  (c)
  New Holdco must make, or procure the making of, payments to Ineligible Foreign Shareholders under clause 5.3(a)(4) by:

  (1)
  depositing or procuring the payment of, the relevant amount in Australian currency by electronic means into an account with any Australian Authorised Deposit-taking Institution (as defined in the Corporations Act) (ADI) notified to New Holdco (or an agent of New Holdco which manages the New Holdco share register) by an appropriate authority from the Ineligible Foreign Shareholder;

  (2)
  if, for the purposes of paragraph (1), an account with an Australian ADI has not been notified to New Holdco, or a deposit into such an account is rejected or refunded, dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian currency to the Ineligible Foreign Shareholder by prepaid post to their Registered Address, such cheque being drawn in the name of the Ineligible Foreign Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.2); or

  (3)
  if paragraph (2) applies and the Ineligible Foreign Shareholder does not have a Registered Address or New Holdco believes that the Ineligible Foreign Shareholder is not known at their Registered Address, crediting the amount payable to a separate bank account of New Holdco to be held until the Ineligible Foreign Shareholder claims the amount or the amount is dealt with in accordance with unclaimed money legislation. New

A-D-10

AMCO-514

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

      Holdco must hold the amount on trust, but any benefit accruing from the amount will be to the benefit of New Holdco. An amount credited to the account is to be treated as having been paid to the Ineligible Foreign Shareholder when credited to the account. New Holdco must maintain records of the amounts paid, the people who are entitled to the amounts, and any transfer of the amounts.

  (d)
  If New Holdco receives professional advice that any withholding or other tax is required by Law or by a Governmental Entity to be withheld from a payment to an Ineligible Foreign Shareholder, New Holdco is entitled to withhold the relevant amount before making the payment to the Ineligible Foreign Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme, including clause 5.3(a)(4)). New Holdco must pay any amount so withheld to the relevant taxation authorities within the time permitted by law, and, if requested in writing by the relevant Ineligible Foreign Shareholder, provide a receipt or other appropriate evidence of such payment (or procure the provision of such receipt or other evidence) to the relevant Ineligible Foreign Shareholder.

  (e)
  Each Ineligible Foreign Shareholder appoints New Holdco as its agent to receive on its behalf any financial services guide (or similar or equivalent document) or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Foreign Shareholders under the Corporations Act or any other applicable law.

  (f)
  Payment of the amount calculated in accordance with clause 5.3(a) to an Ineligible Foreign Shareholder in accordance with this clause 5.3 satisfies in full the Ineligible Foreign Shareholder's right to Scheme Consideration.

  (g)
  New Holdco, in complying with the terms of clause 5.3(a) in respect of an Ineligible Foreign Shareholder, will be taken to have satisfied and discharged its obligations to the Ineligible Foreign Shareholders under the Scheme. An Ineligible Foreign Shareholder will have no claim against New Holdco for any entitlement they would have had to the CDIs but for the terms of this Scheme.

5.4   Orders of a court or Governmental Entity

  If written notice is given to Amcor (or the Amcor Registry) or New Holdco (or the New Holdco registry) of an Order or direction made by a court of competent jurisdiction or by another Governmental Entity that:

  (a)
  requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable or required to be issued to that Scheme Shareholder by Amcor or New Holdco in accordance with this clause 5, then Amcor or New Holdco shall be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

  (b)
  prevents Amcor or New Holdco from providing consideration to any particular Scheme Shareholder in accordance with this clause 5, or the payment or issuance of such consideration is otherwise prohibited by applicable law, Amcor New Holdco shall be entitled to (as applicable) retain an amount, in Australian dollars, equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration direct CDN not to issue, or to issue to a trustee or nominee, the CDIs that Scheme Shareholder would otherwise be entitled to under clause 5.1, until such time as provision of the Scheme Consideration in accordance with this clause 5 is permitted by that (or another) order or direction or otherwise by law.

A-D-11

AMCO-515

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

5.5   Status of New Holdco Shares and CDIs

        Subject to this Scheme becoming Effective, New Holdco must:

  (a)
  issue the New Holdco Shares required to be issued by it under this Scheme on terms such that each such New Holdco Share will rank equally in all respects with each other such New Holdco Share;

  (b)
  ensure that each such New Holdco Share is duly and validly issued in accordance with all applicable laws and New Holdco's memorandum of association and articles of incorporation, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under New Holdco's articles of incorporation);

  (c)
  take steps to have the CDIs quoted for trading on the ASX in accordance with the terms of the Transaction Agreement; and

  (d)
  take steps to have the New Holdco Shares quoted for trading on the NYSE in accordance with the terms of the Transaction Agreement.

6      Dealings in Amcor Shares

6.1   Determination of Scheme Shareholders

  To establish the identity of the Scheme Shareholders, dealings in Amcor Shares or other alterations to the Amcor Share Register will only be recognised if:

  (a)
  in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Amcor Share Register as the holder of the relevant Amcor Shares before the Scheme Record Date; and

  (b)
  in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received before the Scheme Record Date at the place where the Amcor Share Register is kept, and Amcor must not accept for registration, nor recognise for any purpose (except a transfer to New Holdco pursuant to this Scheme and any subsequent transfer by New Holdco or its successors in title), any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2   Register

  (a)
  Amcor must register registrable transmission applications or transfers of the Scheme Shares in accordance with clause 6.1(b) before the Scheme Record Date provided that, for the avoidance of doubt, nothing in this clause 6.2(a) requires Amcor to register a transfer that would result in an Amcor Shareholder holding a parcel of Amcor Shares that is less than a 'marketable parcel' (for the purposes of this clause 6.2(a) 'marketable parcel' has the meaning given in the Operating Rules).

  (b)
  If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and Amcor shall be entitled to disregard any such disposal.

  (c)
  For the purpose of determining entitlements to the Scheme Consideration, Amcor must maintain the Amcor Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration in accordance with clause 5 has been paid to the Scheme

A-D-12

AMCO-516

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    Shareholders. The Amcor Share Register in this form will solely determine entitlements to the Scheme Consideration.

  (d)
  All statements of holding for Amcor Shares (other than statements of holding in favour of New Holdco) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Amcor Share Register (other than entries on the Amcor Share Register in respect of New Holdco) will cease to have effect except as evidence of entitlement to the Scheme Consideration (on the terms contemplated by clause 5) in respect of the Amcor Shares relating to that entry.

  (e)
  As soon as possible on or after the Scheme Record Date, and in any event by 5.00pm on the first Business Day after the Scheme Record Date, Amcor will ensure that details of the names, Registered Addresses and holdings of Amcor Shares for each Scheme Shareholder as shown in the Amcor Share Register are available to New Holdco in the form New Holdco reasonably requires.

7      Quotation of Amcor Shares

  (a)
  Amcor must apply to ASX to suspend trading on the ASX in Amcor Shares with effect from the close of trading on the Effective Date.

  (b)
  On a date after the Implementation Date to be determined by Amcor, Amcor must apply:

  (1)
  for termination of the official quotation of Amcor Shares on the ASX; and

  (2)
  to have itself removed from the official list of the ASX.

8      General Scheme provisions

8.1   Consent to amendments to this Scheme

        If the Court proposes to approve this Scheme subject to any alterations or conditions:

  (a)
  Amcor may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which consent has been obtained in accordance with the terms of the Transaction Agreement; and

  (b)
  each Scheme Shareholder agrees to any such alterations or conditions which Amcor has consented to.

8.2   Scheme Shareholders' agreements and warranties

  (a)
  Each Scheme Shareholder:

  (1)
  agrees to the transfer of their Amcor Shares together with all rights and entitlements attaching to those Amcor Shares in accordance with this Scheme;

  (2)
  agrees to the variation, cancellation or modification of the rights attached to their Amcor Shares constituted by or resulting from this Scheme;

  (3)
  agrees to, on the direction of New Holdco, destroy any holding statements or share certificates relating to their Amcor Shares;

  (4)
  agrees to the Scheme Consideration being issued to them, or to the Sale Agent in the case of Ineligible Foreign Shareholders, to be bound by New Holdco's memorandum of association and articles of association, and to be bound by the terms of the CDIs;

  (5)
  who holds their Amcor Shares in a CHESS Holding agrees to the conversion of those Amcor Shares to an Issuer Sponsored Holding and irrevocably authorises Amcor to do

A-D-13

AMCO-517

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

      anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such conversion; and

    (6)
    acknowledges and agrees that this Scheme binds Amcor and all Scheme Shareholders (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting).

  (b)
  Each Scheme Shareholder is taken to have warranted to Amcor and New Holdco on the Implementation Date, and appointed and authorised Amcor as its attorney and agent to warrant to New Holdco on the Implementation Date, that all their Amcor Shares (including any rights and entitlements attaching to those shares) which are transferred under this Scheme will, at the date of transfer, be fully paid and free from all Lien, security interests (including any 'security interests' within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Amcor Shares to New Holdco together with any rights and entitlements attaching to those shares. Amcor undertakes that it will provide such warranty to New Holdco as agent and attorney of each Scheme Shareholder.

8.3   Title to and rights in Scheme Shares

  (a)
  To the extent permitted by law, the Scheme Shares (including all rights and entitlements attaching to the Scheme Shares) transferred under this Scheme to New Holdco will, at the time of transfer of them to New Holdco, vest in New Holdco free from all Lien, security interests (including any 'security interests' within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise and free from any restrictions on transfer of any kind.

  (b)
  Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5 or provision of the Scheme Consideration for Ineligible Foreign Shareholders (as applicable) , New Holdco will be beneficially entitled to the Scheme Shares to be transferred to it under this Scheme pending registration by Amcor of New Holdco in the Amcor Share Register as the holder of the Scheme Shares.

8.4   Appointment of sole proxy

  Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5 or provision of the Scheme Consideration for Ineligible Foreign Shareholders (as applicable) , and until Amcor registers New Holdco as the holder of all Scheme Shares in the Amcor Share Register, each Scheme Shareholder:

  (a)
  is deemed to have appointed New Holdco as attorney and agent (and directed New Holdco in each such capacity) to appoint any director, officer, secretary or agent nominated by New Holdco as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolution or document;

  (b)
  must not attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 8.4(a));

  (c)
  must take all other actions in the capacity of a registered holder of Scheme Shares as New Holdco reasonably directs; and

  (d)
  acknowledges and agrees that in exercising the powers referred to in clause 8.4(a), New Holdco and any director, officer, secretary or agent nominated by New Holdco under

A-D-14

AMCO-518

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    clause 8.4(a) may act in the best interests of New Holdco as the intended registered holder of the Scheme Shares.

8.5   Instructions and elections

  If not prohibited by law (and including where permitted or facilitated by relief granted by a Governmental Entity), all instructions, notifications or elections by a Scheme Shareholder to Amcor that are binding or deemed binding between the Scheme Shareholder and Amcor relating to Amcor or Amcor Shares, including instructions, notifications or elections relating to:

  (a)
  whether dividends are to be paid by cheque or into a specific bank account;

  (b)
  payments of dividends on Amcor Shares; and

  (c)
  notices or other communications from Amcor (including by email),

  will be deemed from the Implementation Date (except to the extent determined otherwise by New Holdco in its sole discretion), by reason of this Scheme, to be made by the Scheme Shareholder to New Holdco and to be a binding instruction, notification or election to, and accepted by, New Holdco in respect of the New Holdco Shares issued to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to New Holdco at its registry.

8.6   Binding effect of Scheme

  This Scheme binds Amcor and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting to vote on this Scheme, did not vote at the Scheme Meeting, or voted against this Scheme at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Amcor.

8.7   Authority given to Amcor

  Each Scheme Shareholder, without the need for any further act:

  (a)
  on the Effective Date, irrevocably appoints Amcor and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of enforcing the Deed Poll against New Holdco, and Amcor undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against New Holdco on behalf of and as agent and attorney for each Scheme Shareholder; and

  (b)
  on the Implementation Date, irrevocably appoints Amcor and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) executing the Scheme Transfer, and Amcor accepts each such appointment. Amcor as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.7 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

9      General

9.1   Consent

  Each of the Scheme Shareholders consents to Amcor doing all things necessary or incidental to, or to give effect to, the implementation of this Scheme, whether on behalf of the Scheme Shareholders, Amcor or otherwise.

A-D-15

AMCO-519

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

9.2   Notices

  (a)
  If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Amcor, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Amcor's registered office or at the office of the Amcor Registry.

  (b)
  The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by an Amcor Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.3   Governing law

  (a)
  This Scheme is governed by the laws in force in Victoria, Australia.

  (b)
  The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.4   No liability when acting in good faith

  Each Scheme Shareholder agrees that neither Amcor, New Holdco nor any director, officer, secretary or employee of Amcor or New Holdco shall be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

A-D-16

AMCO-520

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Attachment 1

Deed Poll

A-D-17

AMCO-521

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibit E

PROVISIONS OF NEW HOLDCO MEMORANDUM OF ASSOCIATION AND ARTICLES OF
ASSOCIATION

        This indicative term sheet sets forth certain key provisions to be included in the Amended & Restated Memorandum of Association and the Amended & Restated Articles of Association (the "Articles") of New Holdco (collectively, the "New Holdco Governing Documents"). Prior to Closing, Amcor may, in consultation with Bemis, amend the terms below in accordance with the terms of the Transaction Agreement. This Exhibit E forms part of the Transaction Agreement and is hereby incorporated by reference into the Transaction Agreement.

  MEMORANDUM OF ASSOCIATION

        Name of Company:    Amcor plc.

        Type of Company:    Public limited company.

        Types of Shares:    The authorized share capital of New Holdco will consist of (i) a single class of ordinary shares par value $0.01 (the "Ordinary Shares") and (ii) blank check preferred shares (which may be issued in such class or classes as the Board may determine in accordance with the Articles) (the "Preferred Shares").

  ARTICLES OF ASSOCIATION

  1.    Rights Attaching to Shares

        Dividends:    Interim dividends on the Ordinary Shares will be payable as and when declared by the board of directors of New Holdco (the "Board"). Shareholders may also resolve to declare dividends by ordinary resolution (not to exceed the amount recommended by the Board). Dividends on any class of Preferred Shares (if any) will be payable as determined by the Board and set out in the relevant statement of rights for such class.

        Voting:    Each Ordinary Share will entitle the holder to one vote per share at any general meeting of shareholders. Voting rights with respect to any class of Preferred Shares (if any) will be determined by the Board and set out in the relevant statement of rights for such class.

        Redemption:    The Ordinary Shares will not initially be redeemable. The Board may, from time to time with the approval of shareholders by special resolution, convert non-redeemable Ordinary Shares into shares which are redeemable at the option of the Board. Redemption of any class of Preferred Shares (if any) will be determined by the Board and set out in the relevant statement of rights for such class.

        Unissued Shares:    All authorized but unissued shares shall be issued or issuable as determined by the Board.

        Repurchase:    The Board may repurchase New Holdco shares (and either cancel them or hold in treasury) pursuant to a shareholder share repurchase authorization. Prior to the Closing, Amcor (as the majority shareholder of New Holdco at such time) intends to adopt a special resolution approving a five-year repurchase authorization.

        Alteration of Share Capital:    New Holdco may, by special resolution of its shareholders, alter its share capital as stated in the Memorandum of Association.

A-E-1

AMCO-522

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        CHESS Depository Interests:    The ASX Settlement Operating Rules and the Articles shall govern the relationship between holders of CHESS depository interests over Ordinary Shares ("CDIs") and New Holdco.

  2.    Shareholder Meetings

        Annual General Meetings:    New Holdco will hold an annual general meeting of shareholders once in each calendar year.

        Extraordinary General Meetings:    The Board may, and upon request of shareholders as required by Jersey law shall, convene an extraordinary general meeting of the shareholders.

        Quorum for General Meetings:    A quorum at any general meeting shall consist of shareholders holding shares representing the majority of total voting rights of all shareholders entitled to vote at such meeting. Abstentions are counted for purpose of quorum, but not for determining number of votes cast for or against a proposal.

        Required Vote:    Other than for the election of directors, ordinary resolution approval requires a simple majority of votes cast at that meeting. Approval of special resolutions will be in accordance with the required vote under applicable law.

        No Written Consent:    Shareholders shall not be entitled to act by written consent without a meeting.

        Vote of CDI Holders:    Each CDI holder shall have the right to direct the depository nominee as to how to vote the Ordinary Share underpinning the CDI held by such CDI holder on any resolution put to a general meeting.

        Advance Notice of Shareholder Proposals:    Shareholders of record who have the right to vote at general meetings may, on notice of no more than 120 calendar days and no less than 90 days (in each case from the anniversary date of the preceding annual general meeting), require New Holdco to include a resolution to be proposed at the next annual general meeting.

        Nomination of Directors by Shareholders:    Subject to complying with the applicable requirements to be set forth in the Articles (including delivery to New Holdco of specified information on director nominees), shareholders of record who have the right to vote at general meetings may propose persons for nomination as directors. Shareholder nominations must be made on notice of (i) in the case of annual general meetings, no more than 120 calendar days and no less than 90 days (in each case from the anniversary date of the preceding annual general meeting), or (ii) in the case of extraordinary general meetings called for the purpose of electing directors, not later than the 10th day following the day on which notice of the date of such meeting was mailed.

  3.    The Board

        Size of Board:    The Board will consist of 11 members until the date of the first annual general meeting of shareholders following the Merger Closing, after which the Board will consist of not less than three or more than 12 members, the exact number of which shall be fixed from time to time by the Board.

        Annual Election:    Directors will be elected for one year terms at each annual general meeting of shareholders. Directors will be elected by a majority of the votes cast at any meeting for the election of directors at which a quorum is present, provided that if the number of candidates properly nominated for election exceeds the number of directors to be elected at a meeting, directors will be elected by a plurality of votes cast at such meeting.

A-E-2

AMCO-523

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        Removal:    Directors may only be removed by shareholders and shareholders may only remove directors for cause.

        Vacancies:    The Board shall be entitled to appoint a replacement to fill all director vacancies (whether caused by increase in size of the Board, or by death, disability, resignation, removal or otherwise). Any directors appointed by the Board to fill a vacancy will serve until the next annual general meeting.

        Interested Transactions:    Each director who has, directly or indirectly, a material interest of which he or she is aware in a transaction entered into or proposed to be entered into by New Holdco which to a material extent conflicts or may conflict with the interests of New Holdco, shall disclose to New Holdco the nature and extent of his or her interest. Such director may be counted in the quorum of any Board meeting at which the conflicted transaction is considered, but cannot cast a vote in respect of the matter.

  4.    Other

        Disclosure of Interests:    To the maximum extent permitted by applicable law, New Holdco may, by written notice, require any person who New Holdco has reasonable cause to believe to be interested in Ordinary Shares or to have previously been so interested to disclose details of that interest.

        Indemnification of Directors and Officers:    To the maximum extent permitted by applicable law, every present or former director or officer of New Holdco shall be indemnified by New Holdco against any loss or liability incurred by him by reason of being or having been such a director or officer. The Board may authorize the purchase or maintenance by New Holdco for any current or former director or officer of such insurance as is permitted by applicable law in respect of any liability which would otherwise attach to such current or former director or officer.

        Freeze-Out Provision:    New Holdco will prohibited from engaging in any business combination with any "interested shareholder" for a period of three years following the time that such shareholder became an interested shareholder (subject to certain specified exceptions), unless (in addition to other exceptions) prior to such business combination the Board approved either the business combination or the transaction which resulted in the shareholder becoming an "interested shareholder." An "interested shareholder" is (subject to certain specified exceptions) any person (together with its affiliates and associates) that (i) owns more than 15% of New Holdco's voting stock or (ii) is an affiliate or associate of New Holdco and owned more than 15% of New Holdco's voting stock within three years of the date on which it is sought to be determined whether such person is an "interested shareholder".

        Application of Standard Table:    The "standard table" of provisions under Jersey law shall not apply.

A-E-3

AMCO-524

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Annex B

Amcor plc
Articles of Association

AMCO-525

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

AMCO-526

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

AMCO-527

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

AMCO-528

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Amcor plc

Articles of Association

A public company limited by shares

1  Preliminary

1.1  Definitions and interpretation

  (a)
  The meanings of the terms used in these articles are set out below.

Term	Meaning
affiliate	a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
annual general meeting	an annual general meeting of the Company that the Companies Law requires to be held.
Board	the directors for the time being of the Company or those directors who are present at a meeting at which there is a quorum.
Business Day	has the meaning given to that term in the Listing Rules.
Companies Law	the Companies (Jersey) Law 1991.
Derivative Security	has the meaning given to that term in article 7.3(f)(3).
Exchange Act	the U.S. Securities Exchange Act of 1934.
extraordinary general meeting	any general meeting of the Company other than the annual general meeting.
Listing Rules	the listing rules of the NYSE.
NYSE	the New York Stock Exchange or such other body corporate that is declared by the Board to be the Company's primary stock exchange for the purposes of this definition.
public announcement
disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service in the United States or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act.
Record Time	has the meaning given to that term in article 7.4.

AMCO-529

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Term	Meaning
Representative	in relation to a member that is a body corporate means a person authorised by the body corporate to act as its representative at the meeting.
Seal	any common seal, duplicate seal or certificate seal of the Company.
special resolution	means a resolution of the Company passed as a special resolution in accordance with the Companies Law.
Statement of Rights	has the meaning given to that term in article 2.4.
Transmission Event	1
for a member who is an individual—the member's death, the member's bankruptcy, or a member becoming of unsound mind, or a person who, or whose estate, is liable to be dealt with in any way under the laws relating to mental health; and
	2	for a member who is a body corporate—the insolvency, bankruptcy or dissolution of the member or the succession by another body corporate to the assets and liabilities of the member.
  (b)
  A reference in these articles to a partly paid share is a reference to a share on which there is an amount unpaid.

  (c)
  A reference in these articles to an amount unpaid on a share includes a reference to any amount of the issue price which is unpaid.

  (d)
  A reference in these articles to a call or an amount called on a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date.

  (e)
  Except where a special resolution or another percentage is specified, a reference to a resolution or ordinary resolution of the Company is a reference to a resolution passed by a majority of votes cast by the members present at a general meeting.

  (f)
  A reference in these articles to a member for the purposes of a meeting of members is a reference to a registered holder of shares as at the relevant Record Time.

  (g)
  A reference in these articles to a member present at a general meeting is a reference to a member present in person or by proxy, attorney or Representative or, except in any article that specifies a quorum or except in any article prescribed by the Board, a member who has duly lodged a valid direct vote in relation to the general meeting under article 7.10.

  (h)
  A chairperson or deputy chairperson appointed under these articles may be referred to as chairman or chairwoman, or deputy chairman or chairwoman, or as chair, if applicable.

  (i)
  A reference in these articles to a person holding or occupying a particular office or position is a reference to any person who occupies or performs the duties of that office or position.

  (j)
  A reference to a document being 'signed' or to 'signature' includes that document being executed under hand or under seal or by any other method and, in the case of a

AMCO-530

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    communication in electronic form, includes the document being authenticated in accordance with the Companies Law or any other method approved by the Board.

  (k)
  Unless the contrary intention appears, in these articles:

  (1)
  the singular includes the plural and the plural includes the singular;

  (2)
  words that refer to any gender include all genders;

  (3)
  words used to refer to persons generally include natural persons as well as bodies corporate, bodies politic, partnerships, joint ventures, associations, boards, groups or other bodies (whether or not the body is incorporated);

  (4)
  a reference to a person includes that person's successors and legal personal representatives;

  (5)
  a reference to a statute or regulation, or a provision of any of them includes all statutes, regulations or provisions amending, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

  (6)
  a reference to the Listing Rules includes any variation, consolidation, amendment or replacement of those rules and is to be taken to be subject to any applicable waiver or exemption; and

  (7)
  where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

  (l)
  Specifying anything in these articles after the words 'including', 'includes' or 'for example' or similar expressions does not limit what else is included unless there is express wording to the contrary.

  (m)
  In these articles, headings and bold type are only for convenience and do not affect the meaning of these articles.

1.2  Standard Table not to apply

        The regulations contained in the Standard Table adopted pursuant to the Companies (Standard Table) (Jersey) Order 1992 and any regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

1.3  Exercising powers

  (a)
  The Company may, in any way the Companies Law permits:

  (1)
  exercise any power;

  (2)
  take any action; or

  (3)
  engage in any conduct or procedure;

    which, under the Companies Law, a company limited by shares may exercise, take or engage in.

  (b)
  Where these articles provide that a person 'may' do a particular act or thing, the act or thing may be done at the person's discretion.

  (c)
  Where these articles confer a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the same way and

AMCO-531

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    subject to the same conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

  (d)
  Where these articles confer a power to do a particular act or thing, the power may be exercised from time to time and may be exercised subject to conditions.

  (e)
  Where these articles confer a power to do a particular act or thing concerning particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing as to only some of those matters or as to a particular class of those matters, and to make different provision concerning different matters or different classes of matters.

  (f)
  Where these articles confer a power to make appointments to an office or position (except the power to appoint a director under article 8.1(b)), the power is, unless the contrary intention appears, to be taken to include a power:

  (1)
  to appoint a person to act in the office or position until a person is formally appointed to the office or position;

  (2)
  to remove or suspend any person appointed (without prejudice to any rights or obligations under any contract between the person and the Company); and

  (3)
  to appoint another person temporarily in the place of any person removed or suspended or in the place of any sick or absent holder of the office or position.

  (g)
  Where these articles give power to a person to delegate a function or power:

  (1)
  the delegation may be concurrent with, or (except in the case of a delegation by the Board) to the exclusion of, the performance or exercise of that function or power by the person;

  (2)
  the delegation may be either general or limited in any way provided in the terms of delegation;

  (3)
  the delegation need not be to a specified person but may be to any person holding, occupying or performing the duties of a specified office or position;

  (4)
  the delegation may include the power to delegate; and

  (5)
  where performing or exercising that function or power depends on that person's opinion, belief or state of mind about a matter, that function or power may be performed or exercised by the delegate on the delegate's opinion, belief or state of mind about that matter.

1.4  Currency

        Any amount payable to the holder of a share, whether in relation to dividends, repayment of capital, participation in surplus property of the Company or otherwise, may be paid in any currency determined by the Board. The Board may fix a time on or before the payment date as the time at which the applicable exchange rate will be determined for that purpose.

2  Share capital

2.1  Share capital and share issues

  (a)
  The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and be subject to the conditions contained in

AMCO-532

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    these articles and, to the extent applicable, in the Statement of Rights relating to preferred shares of any class.

  (b)
  Subject to these articles, the Board may, from time to time in its discretion:

  (1)
  issue, allot or grant options for, or otherwise dispose of, shares in the Company; and

  (2)
  decide:

  (A)
  the persons to whom shares are issued or options are granted;

  (B)
  the terms on which shares are issued or options are granted; and

  (C)
  the rights and restrictions attached to those shares or options.

2.2  Rights attaching to ordinary shares

        Subject to the Companies Law and the provisions of these articles, the rights attaching to ordinary shares are as follows:

  (a)
  As regards income—Each ordinary share confers on the holder thereof the right to receive such profits of the Company available for distribution as the Board may declare after any payment to the members holding shares of any other class other than ordinary shares of any amount then payable in accordance with the relevant Statement of Rights or other terms of issue of that class.

  (b)
  As regards capital—If the Company is wound up, the holder of an ordinary share is entitled, following payment to the members holding shares of any other class other than ordinary shares of all amounts then payable to them in accordance with the relevant Statement of Rights or other terms of issue of that class, to repayment of the stated amount of the capital paid up thereon and thereafter any surplus assets of the Company then remaining shall be distributed pari passu among the holders of the ordinary shares in proportion to the amounts paid up thereon.

  (c)
  As regards voting—At any general meeting of the Company and any separate class meeting of the holders of ordinary shares, every person who was a holder of ordinary shares at the Record Time and who is present at such meeting has one vote for every ordinary share of which such person was the holder as of the Record Time.

  (d)
  As regards redemption—the ordinary shares are not redeemable, unless issued as redeemable or converted into redeemable ordinary shares pursuant to article 2.6.

2.3  Series or classes of preferred shares

        The Board is hereby authorised to issue the preferred shares in one or more series or classes and determine from time to time before issuance the number of shares to be included in any such series or class and the designation, powers, preferences, rights and qualifications, limitations or restrictions of such series or class.

2.4  Rights of preferred shares

        The authority of the Board with respect to each such series or class will include, without limiting the generality of article 2.3, the determination of any or all of the following, which shall be set out in a statement of rights in respect of each series or class of preferred shares (Statement of Rights), all as may be determined from time to time by the Board and as may be permitted by the Companies Law:

  (a)
  the series or class to which each preferred share shall belong, such series or class to be designated with a series or class number and, if the Board so determines, title;

AMCO-533

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  details of any dividends payable in respect of the relevant series or class, if any, including whether such dividends will be cumulative or noncumulative, the dividend rate of such series or class, and the dates and preferences of dividends on such series or class;

  (c)
  details of rights attaching to shares of the relevant series or class to receive a return of capital on a winding up of the Company;

  (d)
  details of the voting rights attaching to shares of the relevant series or class (which may provide, without limitation, that each preferred share shall have more than one vote on a poll at any general meeting of the Company);

  (e)
  a statement as to whether shares of the relevant series or class are redeemable (either at the option of the holder and/or the Company) and, if so, on what terms such shares are redeemable (including, and only if so determined by the Board, the amount for which such shares shall be redeemed (or a method or formula for determining the same) and the date on which they shall be redeemed);

  (f)
  a statement as to whether shares of the relevant series or class are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of shares, or any other security, of the Company or any other person (in each case, either at the option of the holder and/or the Company) and, if so, on what rates or terms such shares are convertible or exchangeable;

  (g)
  the right, if any, to subscribe for or to purchase any securities of the Company or any other person;

  (h)
  any other designations, powers, preferences and relative, participating, optional or other rights, obligations and restrictions, if any, attaching to preferred shares of any class or series as the Board may determine in its discretion; and/or

  (i)
  the price at which shares of the relevant series or class shall be issued.

2.5  Effect of Statement of Rights

        Once a Statement of Rights has been adopted for a class or series of preferred shares:

  (a)
  it is binding on members and the Board as if contained in these articles;

  (b)
  it must be filed on behalf of the Company with the Registrar of Companies in Jersey in accordance with the Companies Law;

  (c)
  the provisions of article 2.11 apply to any variation or abrogation thereof that may be effected by the Company or the Board; and

  (d)
  upon the redemption of a preferred share (if it is redeemable) pursuant to the Statement of Rights relating thereto, the holder thereof ceases to be entitled to any rights in respect thereof and accordingly such holder's name must be removed from the register of members and the share must thereupon be cancelled.

2.6  Redeemable shares

        Subject to the provisions of the Companies Law, the Board may:

  (a)
  issue; or

  (b)
  convert existing non-redeemable shares, whether issued or not, into,

  shares that are to be redeemed, or are liable to be redeemed, either in accordance with their terms or at the option of the Company and/or at the option of the holder; provided that an issued

AMCO-534

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  non-redeemable share may only be converted into a redeemable share pursuant to article 2.6(b) with the agreement of the holder or pursuant to a special resolution.

2.7  Fractions of shares

  (a)
  Subject to the Companies Law, the Company may, in the Board's discretion, issue fractions of a share of any class.

  (b)
  A fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a share of that class of shares.

2.8  Alteration of share capital

        The Board may do anything required to give effect to any special resolution altering the Company's share capital, including, where a member becomes entitled to a fraction of a share on a consolidation, by:

  (a)
  making cash payments;

  (b)
  determining that fractions may be disregarded to adjust the rights of all members;

  (c)
  appointing a trustee to deal with any fractions on behalf of members; and

  (d)
  rounding down or rounding up each fractional entitlement to the nearest whole share.

2.9  Purchase of shares

        Subject to the provisions of the Companies Law, the Company may, to the extent authorised by special resolution, purchase its shares and either cancel them or hold them as treasury shares.

2.10  Conversion or reclassification of shares

  (a)
  Subject to article 2.11 and the provisions of the Companies Law, the Company may by special resolution convert or reclassify shares from one class to another.

  (b)
  Notwithstanding article 2.11 but subject to the Companies Law, the Board may convert or reclassify any previously classified but unissued shares of any existing class from time to time in one or more existing classes of shares without the approval of members of the Company.

2.11  Variation of class rights

  (a)
  The rights attached to any class of shares may, unless their terms of issue state otherwise, be varied:

  (1)
  with the written consent of the holders of two-thirds of the shares of the class; or

  (2)
  by a special resolution passed at a separate meeting of the holders of shares of the class.

  (b)
  The provisions of these articles relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings.

  (c)
  The rights conferred on the holders of any class of shares are to be taken as not having been varied by the creation or issue of further shares ranking equally with them, unless the terms of issue provide otherwise.

  (d)
  The rights conferred upon the holders of ordinary shares are to be taken as not having been varied by the creation, issue, redemption or conversion of any preferred shares.

AMCO-535

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

2.12  Shareholder rights plan

  (a)
  The Board is hereby authorised to establish a shareholder rights plan including approving the execution of any document relating to the adoption and/or implementation of a rights plan. A rights plan may be in such form and may be subject to such terms and conditions as the Board shall determine in its absolute discretion.

  (b)
  The Board is hereby authorised to grant rights to subscribe for shares of the Company in accordance with a rights plan.

  (c)
  The Board may, in accordance with a rights plan, exercise any power under such rights plan (including a power relating to the issuance, redemption or exchange of rights or shares) on a basis that excludes one or more members, including a member who has acquired or may acquire a significant interest in or control of the Company.

  (d)
  The Board is authorised to exercise the powers under this article 2.12 for any purpose that the Board, in its discretion, deems reasonable and appropriate, including to ensure that:

  (1)
  any process which may result in an acquisition of a significant interest or change of control of the Company is conducted in an orderly manner;

  (2)
  all holders of ordinary shares will be treated fairly and in a similar manner;

  (3)
  any potential acquisition of a significant interest or change of control of the Company which would be unlikely to treat all members of the Company fairly and in a similar manner would be prevented;

  (4)
  the use of abusive tactics by any person in connection with any potential acquisition of a significant interest or change of control of the Company would be prevented;

  (5)
  an optimum price for shares would be received by or on behalf of all members of the Company;

  (6)
  the success of the Company would be promoted for the benefit of its members as a whole;

  (7)
  the long-term interests of the Company, its employees, its members and its business would be safeguarded;

  (8)
  the Company would not suffer serious economic harm;

  (9)
  the Board has additional time to gather relevant information or pursue appropriate strategies; or

  (10)
  all or any of the above.

2.13  Joint holders of shares

        Where two (2) or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship, on the following conditions:

  (a)
  they are liable individually as well as jointly for all payments, including calls, in respect of the share;

  (b)
  subject to article 2.13(a), on the death of any one of them the survivor is the only person the Company will recognise as having any title to the share;

  (c)
  any one of them may give effective receipts for any dividend, bonus, interest or other distribution or payment in respect of the share; and

AMCO-536

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (d)
  except where persons are jointly entitled to a share because of a Transmission Event, the Company may, but is not required to, register more than four (4) persons as joint holders of the share.

2.14  Equitable and other claims

        The Company may treat the registered holder of a share as the absolute owner of that share and need not, except as required by law:

  (a)
  recognise a person as holding a share on trust, even if the Company has notice of a trust; or

  (b)
  recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share by any other person, except an absolute right of ownership in the registered holder, even if the Company has notice of that claim or interest.

2.15  Issue of share certificates

  (a)
  Subject to article 2.15(e), upon being entered in the register of members as the holder of a share, a member is entitled:

  (1)
  without payment, to one certificate for all the shares of each class held by that member (and, upon transferring a part of the member's holding of shares of any class, to a certificate for the balance of that holding); and

  (2)
  upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that member's shares.

  (b)
  Every certificate shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and whether they are fully paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine and the Companies Law permits.

  (c)
  The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate for a share to one joint holder shall be a sufficient delivery to all of them.

  (d)
  If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

  (1)
  evidence;

  (2)
  indemnity;

  (3)
  payment of the expenses reasonably incurred by the Company in investigating the evidence; and

  (4)
  payment of a reasonable fee, if any, for issuing a replacement share certificate,

  as the Board may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

  (e)
  If permitted by the Companies Law or related order, the Board may permit title to some or all of the shares of any class to be evidenced otherwise than by a certificate and may determine that from a specified date title to some or all shares of any class shall cease to be evidenced by a certificate.

AMCO-537

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

3  Calls, forfeiture, indemnities, lien and surrender

3.1  Calls

  (a)
  Subject to the terms on which any shares are issued, the Board may:

  (1)
  make calls on the members for any amount unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times; and

  (2)
  on the issue of shares, differentiate between members as to the amount of calls to be paid and the time for payment.

  (b)
  The Board may require a call to be paid by instalments.

  (c)
  The Board must send members notice of a call at least fourteen (14) days before the amount called is due, specifying the amount of the call, the time for payment and the manner in which payment must be made.

  (d)
  Each member must pay the amount called to the Company by the time and in the manner specified for payment.

  (e)
  A call is taken to have been made when the resolution of the Board authorising the call is passed.

  (f)
  The Board may revoke a call or extend the time for payment.

  (g)
  A call is valid even if a member for any reason does not receive notice of the call.

  (h)
  If an amount called on a share is not paid in full by the time specified for payment, the person who owes the amount must pay:

  (1)
  interest on the unpaid part of the amount from the date payment is due to the date payment is made, at a rate determined under article 3.7; and

  (2)
  any costs, expenses or damages the Company incurs due to the failure to pay or late payment.

  (i)
  Any amount unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:

  (1)
  is treated for the purposes of these articles as if that amount were payable under a call duly made and notified; and

  (2)
  must be paid on the date on which it is payable under the terms of issue of the share.

  (j)
  The Board may, to the extent the law permits, waive or compromise all or part of any payment due to the Company under the terms of issue of a share or under this article 3.1.

3.2  Proceedings to recover calls

  (a)
  In a proceeding to recover a call, or an amount payable due to the failure to pay or late payment of a call, proof that:

  (1)
  the name of the defendant is entered in the register as the holder or one of the holders of the share on which the call is claimed;

  (2)
  the resolution making the call is recorded in the minute book; and

  (3)
  notice of the call was given to the defendant complying with these articles,

  is conclusive evidence of the obligation to pay the call and it is not necessary to prove the appointment of the Board who made the call or any other matter.

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  In article 3.2(a), defendant includes a person against whom the Company alleges a set-off or counterclaim, and a proceeding to recover a call or an amount is to be interpreted accordingly.

3.3  Payments in advance of calls

  (a)
  The Board may accept from a member the whole or a part of the amount unpaid on a share even though no part of that amount has been called.

  (b)
  The Board may authorise payment by the Company of interest on an amount accepted under article 3.3(a), until the amount becomes payable, at a rate agreed between the Board and the member paying the amount.

  (c)
  The Board may repay to a member any amount accepted under article 3.3(a).

3.4  Forfeiting partly paid shares

  (a)
  If a member fails to pay the whole of a call or an instalment of a call by the time specified for payment, the Board may serve a notice on that member:

  (1)
  requiring payment of the unpaid part of the call or instalment, together with any interest that has accrued and all costs, expenses or damages that the Company has incurred due to the failure to pay;

  (2)
  specifying a further time (at least fourteen (14) days after the date of the notice) by which, and the manner in which, the amount payable under article 3.4(a)(1) must be paid; and

  (3)
  stating that if the whole of the amount payable under article 3.4(a)(1) is not paid by the time and in the manner specified, the shares on which the call was made will be liable to be forfeited.

  (b)
  If a member does not comply with a notice served under article 3.4(a), the Board may by resolution forfeit any share concerning which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

  (c)
  A forfeiture under article 3.4(b) includes all dividends, interest and other amounts payable by the Company on the forfeited share and not actually paid before the forfeiture.

  (d)
  Where a share has been forfeited:

  (1)
  notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

  (2)
  an entry of the forfeiture, with the date, must be made in the register of members.

  (e)
  Failure to give the notice or to make the entry required under article 3.4(d) does not invalidate the forfeiture.

  (f)
  A forfeited share becomes the property of the Company and the Board may sell, reissue or otherwise dispose of the share as it thinks fit and, in the case of reissue or other disposal, with or without crediting as paid up any amount paid on the share by any former holder.

  (g)
  A person whose shares have been forfeited ceases to be a member as to the forfeited shares, but must, unless the Board decides otherwise, pay to the Company:

  (1)
  all calls, instalments, interest, costs, expenses and damages owing on the shares at the time of the forfeiture; and

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (2)
    interest on the unpaid part of the amount payable under article 3.4(g)(1), from the date of the forfeiture to the date of payment, at a rate determined under article 3.7.

  (h)
  The forfeiture of a share extinguishes all interest in, and all claims and demands against the Company relating to, the forfeited share and, subject to article 3.6(h), all other rights attached to the share.

  (i)
  The Board may:

  (1)
  exempt a share from all or part of this article 3.4;

  (2)
  waive or compromise all or part of any payment due to the Company under this article 3.4; and

  (3)
  before a forfeited share has been sold, reissued or otherwise disposed of, cancel the forfeiture on the conditions it decides.

3.5  Lien on shares

  (a)
  The Company has a first lien on:

  (1)
  each partly paid share for all unpaid calls and instalments due on that share; and

  (2)
  each share for any amounts the Company is required by law to pay and has paid in respect of that share.

  In each case the lien extends to reasonable interest and expenses incurred because the amount is not paid.

  (b)
  The Company's lien on a share extends to all dividends payable on the share and to the proceeds of sale of the share.

  (c)
  The Board may sell a share on which the Company has a lien as it thinks fit where:

  (1)
  an amount for which a lien exists under this article 3.5 is presently payable; and

  (2)
  the Company has given the registered holder a written notice, at least fourteen (14) days before the date of the sale, stating and demanding payment of that amount.

  (d)
  The Board may do anything necessary or desirable to protect any lien, charge or other right to which the Company is entitled under these articles or a law.

  (e)
  When the Company registers a transfer of shares on which the Company has a lien without giving the transferee notice of its claim, the Company's lien is released so far as it relates to amounts owing by the transferor or any predecessor in title.

  (f)
  The Board may:

  (1)
  exempt a share from all or part of this article 3.5; and

  (2)
  waive or compromise all or part of any payment due to the Company under this article 3.5.

3.6  Sale, reissue or other disposal of shares by the Company

  (a)
  A reference in this article 3.6 to a sale of a share by the Company is a reference to any sale, reissue or other disposal of a share under article 3.4(f) or article 3.5(c).

  (b)
  When the Company sells a share, the Company may:

  (1)
  receive the purchase money or consideration given for the share;

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (2)
    effect a transfer of the share or execute or appoint a person to execute, on behalf of the former holder, a transfer of the share; and

    (3)
    register as the holder of the share the person to whom the share is sold

  (c)
  A person to whom the Company sells shares need not take any steps to investigate the regularity or validity of the sale, or to see how the purchase money or consideration on the sale is applied. That person's title to the shares is not affected by any irregularity by the Company in relation to the sale. A sale of the share by the Company is valid even if a Transmission Event occurs to the member before the sale.

  (d)
  The only remedy of a person who suffers a loss because of a sale of a share by the Company is a claim for damages against the Company, but the Company shall not be liable for a loss caused by the price at which the shares are sold in good faith.

  (e)
  The proceeds of a sale of shares by the Company must be applied in paying:

  (1)
  first, the expenses of the sale;

  (2)
  secondly, all amounts payable (whether presently or not) by the former holder to the Company,

  and any balance must be paid to the former holder on the former holder delivering to the Company proof of title to the shares acceptable to the Board.

  (f)
  Until the proceeds of a sale of a share sold by the Company are claimed or otherwise disposed of according to law, the Board may invest or use the proceeds in any other way for the benefit of the Company.

  (g)
  The Company is not required to pay interest on money payable to a former holder under this article 3.6.

  (h)
  On completion of a sale, reissue or other disposal of a share under article 3.4(f), the rights which attach to the share which were extinguished under article 3.4(h) revive.

  (i)
  A written statement by a director or secretary of the Company that a share in the Company has been:

  (1)
  duly forfeited under article 3.4(b);

  (2)
  duly sold, reissued or otherwise disposed of under article 3.4(f); or

  (3)
  duly sold under article 3.5(c),

  on a date stated in the statement is conclusive evidence of the facts stated as against all persons claiming to be entitled to the share, and of the right of the Company to forfeit, sell, reissue or otherwise dispose of the share.

3.7  Interest payable by member

  (a)
  For the purposes of articles 3.1(h)(1) and 3.4(g)(2), the rate of interest payable to the Company is:

  (1)
  if the Board has fixed a rate, that rate; or

  (2)
  in any other case, a rate per annum 2% higher than the rate prescribed in respect of unpaid judgments in the Royal Court of Jersey.

  (b)
  Interest accrues daily and may be capitalised monthly or at such other intervals the Board decides.

AMCO-541

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

4  Distributions

4.1  Dividends

  (a)
  Subject to each Statement of Rights and the provisions of the Companies Law, the Board may pay any dividends from time to time as the Board may determine, including any interim dividends.

  (b)
  The Board may rescind a decision to pay a dividend if it decides, before the payment date, that the Company's financial position no longer justifies the payment.

  (c)
  The Board may pay any dividend required to be paid under the terms of issue of a share.

  (d)
  The Board may pay half-yearly, quarterly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate.

  (e)
  Paying a dividend does not require confirmation or approval at a general meeting.

  (f)
  Subject to any rights or restrictions attached to any shares or class of shares:

  (1)
  all dividends must be paid equally on all shares, except that a partly paid share confers an entitlement only to the proportion of the dividend which the amount paid (not credited) on the share is of the total amounts paid and payable (excluding amounts credited);

  (2)
  for the purposes of article 4.1(f)(1), unless the Board decides otherwise, an amount paid on a share in advance of a call is to be taken as not having been paid until it becomes payable; and

  (3)
  interest is not payable by the Company on any dividend.

  (g)
  The Board may fix a record date for a dividend, with or without suspending the registration of transfers from that date under article 5.3.

  (h)
  A dividend in respect of a share must be paid to the person who is registered, or entitled under article 5.1(c) to be registered, as the holder of the share:

  (1)
  where the Board has fixed a record date in respect of the dividend, on that date; or

  (2)
  where the Board has not fixed a record date in respect of that dividend, on the date fixed for payment of the dividend,

  and a transfer of a share that is not registered, or left with the Company for registration under article 5.1(b), on or before that date is not effective, as against the Company, to pass any right to the dividend.

  (i)
  When resolving to pay a dividend, the Board may direct payment of the dividend from any available source permitted by law, including:

  (1)
  wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the Company or of another body corporate, either generally or to specific members; and

  (2)
  to particular members wholly or partly out of any particular fund or reserve or out of profits derived from any particular source, and to the other members wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source.

  (j)
  Where a person is entitled to a share because of a Transmission Event, the Board may, but need not, retain any dividends payable on that share until that person becomes registered as the holder of that share or transfers it.

AMCO-542

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (k)
  The Board may retain from any dividend payable to a member any amount presently payable by the member to the Company and apply the amount retained to the amount owing.

  (l)
  The Board may decide the method of payment of any dividend or other amount in respect of a share. Different methods of payment may apply to different members or groups of members (such as overseas members). Without limiting any other method of payment which the Company may adopt, payment in respect of a share may be made:

  (1)
  by such electronic or other means approved by the Board directly to an account (of a type approved by the Board) nominated in writing by the member or the joint holders; or

  (2)
  by cheque sent to the address of the member shown in the register of members or, in the case of joint holders, to the address shown in the register of members of any of the joint holders, or to such other address as the member or any of the joint holders in writing direct.

  (m)
  A cheque sent under article 4.1(l):

  (1)
  may be made payable to bearer or to the order of the member to whom it is sent or any other person the member directs; and

  (2)
  is sent at the member's risk.

  (n)
  If the Board decides that payments will be made by electronic transfer into an account (of a type approved by the Board) nominated by a member, but no such account is nominated by the member or an electronic transfer into a nominated account is rejected or refunded, the Company may credit the amount payable to an account of the Company to be held until the member nominates a valid account.

  (o)
  Where a member does not have a registered address or the Company believes that a member is not known at the member's registered address or cheques have been returned undelivered or other payment methods have failed on more than one occasion, the Company may credit an amount payable in respect of the member's shares to an account of the Company to be held until the member claims the amount payable or nominates a valid account.

  (p)
  An amount credited to an account under articles 4.1(n) or 4.1(o) is to be treated as having been paid to the member at the time it is credited to that account. The Company will not be a trustee of the money and no interest will accrue on the money. The money may be used for the benefit of the Company until claimed or otherwise disposed of according to applicable law.

  (q)
  If a cheque for an amount payable under article 4.1(l) is not presented for payment for at least eleven (11) calendar months after issue or an amount is held in an account under articles 4.1(n) or 4.1(o) for at least eleven (11) calendar months, the Board may stop payment on the cheque and invest or otherwise make use of the amount for the benefit of the Company until claimed or otherwise disposed of according to applicable law.

  (r)
  A dividend that remains unclaimed for a period of seven (7) years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

  (s)
  Provided the directors act reasonably and in accordance with the Companies Law, they shall not incur any personal liability to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

AMCO-543

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

4.2  Capitalising profits

  (a)
  Subject to:

  (1)
  any rights or restrictions attached to any shares or class of shares; and

  (2)
  any special resolution of the Company;

  the Board may capitalise and distribute to members, in the same proportions as the members are entitled to receive dividends, any amount:

  (3)
  forming part of the undivided profits of the Company;

  (4)
  representing profits arising from an ascertained accretion to capital or a revaluation of the assets of the Company;

  (5)
  arising from the realisation of any assets of the Company; or

  (6)
  otherwise available for distribution as a dividend.

  (b)
  The Board may resolve that all or any part of the capitalised amount is to be applied:

  (1)
  in paying up in full, at an issue price decided by the Board, any unissued shares in or other securities of the Company;

  (2)
  in paying up any amounts unpaid on shares or other securities held by the members;

  (3)
  partly as specified in article 4.2(b)(1) and partly as specified in article 4.2(b)(2); or

  (4)
  any other method permitted by law.

  The members entitled to share in the distribution must accept that application in full satisfaction of their interest in the capitalised amount.

  (c)
  Articles 4.1(f), 4.1(g) and 4.1(h) apply, so far as they can and with any necessary changes, to capitalising an amount under this article 4.2 as if references in those articles to:

  (1)
  a dividend were references to capitalising an amount; and

  (2)
  a record date were references to the date the Board resolves to capitalise the amount under this article 4.2.

  (d)
  Where the terms of options (existing at the date the resolution referred to in article 4.2(b) is passed) entitle the holder to an issue of bonus shares under this article 4.2, the Board may in determining the number of unissued shares to be so issued, allow in an appropriate manner for the future issue of bonus shares to options holders.

4.3  Ancillary powers

  (a)
  To give effect to any resolution to reduce the capital of the Company, to satisfy a dividend as set out in article 4.1(i)(1) or to capitalise any amount under article 4.2, the Board may settle as it thinks expedient any difficulty that arises in making the distribution or capitalisation and, in particular:

  (1)
  make cash payments in cases where members are entitled to fractions of shares or other securities;

  (2)
  decide that amounts or fractions of less than a particular value decided by the Board may be disregarded to adjust the rights of all parties;

  (3)
  fix the value for distribution of any specific assets;

AMCO-544

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (4)
    pay cash or issue shares or other securities to any member to adjust the rights of all parties;

    (5)
    vest any of those specific assets, cash, shares or other securities in a trustee on trust for the persons entitled to the distribution or capitalised amount; and

    (6)
    authorise any person to make, on behalf of all the members entitled to any specific assets, cash, shares or other securities as a result of the distribution or capitalisation, an agreement with the Company or another person which provides, as appropriate, for the distribution or issue to them of shares or other securities credited as fully paid up or for payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the amount resolved to be distributed or capitalised.

  (b)
  Any agreement made under an authority referred to in article 4.3(a)(6) is effective and binds all members concerned.

  (c)
  If a distribution, transfer or issue of specific assets, shares or securities to a particular member or members is, in the Board's discretion, considered impracticable or would give rise to parcels of securities that do not constitute a marketable parcel, the Board may make a cash payment to those members or allocate the assets, shares or securities to a trustee to be sold on behalf of, and for the benefit of, those members, instead of making the distribution, transfer or issue to those members. Any proceeds receivable by members under this article 4.3(c) will be net of expenses incurred by the Company and trustee in selling the relevant assets, shares or securities.

  (d)
  If the Company distributes to members (either generally or to specific members) securities in the Company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the Company as such member's agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate.

4.4  Reserves

  (a)
  The Board may set aside out of the Company's profits any reserves or provisions it decides.

  (b)
  The Board may appropriate to the Company's profits any amount previously set aside as a reserve or provision.

  (c)
  Setting aside an amount as a reserve or provision does not require the Board to keep the amount separate from the Company's other assets or prevent the amount being used in the Company's business or being invested as the Board decides.

4.5  Carrying forward profits

        The Board may carry forward any part of the profits remaining that they consider should not be distributed as dividends or capitalised, without transferring those profits to a reserve or provision.

5  Transfer and transmission of shares

5.1  Transferring shares

  (a)
  Subject to the these articles and to any restrictions attached to a member's shares, a member may transfer any of the member's shares by:

  (1)
  any manner permitted by the Companies Law; or

AMCO-545

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (2)
    a written transfer in any usual form or in any other form approved by the Board.

  (b)
  A transfer referred to in article 5.1(a)(2) must be:

  (1)
  signed by or on behalf of the transferor and, if required by the Company, the transferee;

  (2)
  if required by law, duly stamped; and

  (3)
  left for registration at the Company's registered office, or at any other place the Board decides, with such evidence the Board requires to prove the transferor's title or right to the shares and the transferee's right to be registered as the owner of the shares, including the certificate for the shares to be transferred, if any.

  (c)
  Subject to articles 5.2(a) and 5.3, where the Company receives a transfer complying with article 5.1, the Company must register the transferee named in the transfer as the holder of the shares to which it relates.

  (d)
  A transferor of shares remains the holder of the shares until a transfer has been effected and the transferee's name is entered in the register of members as the holder of the shares.

  (e)
  The Company (or the Company's securities registry) may put in place, and require compliance with, reasonable processes and procedures in connection with determining the authenticity of an instrument of transfer, notwithstanding that this may prevent, delay or interfere with the registration of the relevant instrument of transfer.

  (f)
  The Company may retain a registered instrument of transfer for any period the Board decides.

  (g)
  The Board may do anything that it deems necessary or desirable for the Company to participate in any computerised, electronic or other system for facilitating the transfer of shares or operation of the Company's registers.

  (h)
  The Board may, to the extent the law permits, waive any of the requirements of this article 5.1 and prescribe alternative requirements instead, to give effect to article 5.1(g) or for another purpose.

5.2  Power to decline to register transfers

  (a)
  The Board may decline to register, or prevent registration of, a transfer of shares or apply a holding lock to prevent a transfer where:

  (1)
  the instrument of transfer is not in registrable form;

  (2)
  the shares are not registered under U.S. securities laws and the transfer is being made pursuant to an exemption from registration under U.S. securities laws unless the transferor provides evidence satisfactory to the Board that the transfer satisfies the terms of such exemption;

  (3)
  the Company has a lien on any of the shares transferred or the shares have not been fully paid;

  (4)
  registration of the transfer may breach a law;

  (5)
  the transfer is not permitted under the terms of an employee share plan;

  (6)
  prohibited by the terms of any contract or undertaking to which the transferor is a party of which the Company is aware; or

  (7)
  the Company is otherwise permitted or required to do so under the Listing Rules.

AMCO-546

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  If the Board declines to register a transfer, the Company must give notice of the refusal as required by the Companies Law. Failure to give that notice will not invalidate the decision of the Board to decline to register the transfer.

5.3  Power to suspend registration of transfers

        The Board may suspend the registration of transfers at any time, and for any periods, that it decides.

5.4  Transmission of shares

  (a)
  Subject to article 5.4(c), where a member dies, the only persons the Company will recognise as having any title to the member's shares or any benefits accruing on those shares are:

  (1)
  where the deceased was a sole holder, the legal personal representative of the deceased; and

  (2)
  where the deceased was a joint holder, the survivor or survivors.

  (b)
  Article 5.4(a) does not release the estate of a deceased member from any liability on a share, whether that share was held by the deceased solely or jointly with other persons.

  (c)
  The Board may register a transfer of shares signed by a member before a Transmission Event even though the Company has notice of the Transmission Event.

  (d)
  A person who becomes entitled to a share because of a Transmission Event may, on producing such evidence as the Board requires to prove that person's entitlement to the share, choose:

  (1)
  to be registered as the holder of the share by signing and giving the Company a written notice stating that choice; or

  (2)
  to nominate some other person to be registered as the transferee of the share by executing or effecting in some other way a transfer of the share to that other person.

  (e)
  The provisions of these articles concerning the right to transfer shares and the registration of transfers of shares apply, so far as they can and with any necessary changes, to a notice or transfer under article 5.4(d) as if the relevant Transmission Event had not occurred and the notice or transfer were executed or effected by the registered holder of the share.

  (f)
  Where two (2) or more persons are jointly entitled to a share because of a Transmission Event they will, on being registered as the holders of the share, be taken to hold the share as joint tenants and article 2.13 will apply to them.

6  Disclosure of interests

6.1  Tracing notices

  (a)
  The Company may give notice to any person whom the Company knows or has reasonable cause to believe:

  (1)
  to hold an interest (as defined in article 6.2(i)(4)) in the Company's shares (of a class of shares admitted to trading); or

  (2)
  to have held an interest in the Company's shares (of a class of shares admitted to trading) at any time during the three (3) years immediately preceding the date on which on which the notice is issued.

AMCO-547

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  The notice may require the person:

  (1)
  to confirm that such person holds such an interest in the Company's shares or (as the case may be) to state whether or not it is the case, and

  (2)
  if such person holds, or has during that time held, any such interest, to give such further information as may be required in accordance with the following provisions of this article 6.1.

  (c)
  The notice may require the person to whom it is addressed to give particulars of the person's own present or past interest in the Company's shares held by such person at any time during the three (3) year period mentioned above.

  (d)
  The notice may require the person to whom it is addressed, where:

  (1)
  such person's interest is a present interest and another interest in the shares subsists, or

  (2)
  another interest in the shares subsisted during the three (3) year period mentioned above at a time when such person's interest subsisted,

    to give, to the best of such person's knowledge, such particulars with respect to that other interest as are required by the notice.

  (e)
  The particulars referred to in articles 6.1(c) and 6.1(d) include:

  (1)
  the identity of any person who holds an interest in the shares in question; and

  (2)
  the terms of any agreement or arrangement to which any person who holds an interest in such shares is or was party:

  (A)
  relating to the exercise of any right conferred by the shares or the acquisition of any interest in the shares; or

  (B)
  which constitutes a Derivative Security.

  (f)
  The notice may require the person to whom it is addressed, where the person's interest is a past interest, to give (to the best of such person's knowledge) particulars of the identity of the person who held that interest immediately upon the person ceasing to hold it.

  (g)
  The information required by the notice must be given within such reasonable time as may be specified in the notice.

6.2  Failure to Respond

  (a)
  If a member, or any other person appearing to have an interest in shares held by that member, has been given a notice under article 6.1 and has failed in relation to any shares (the Default Shares) to give the Company the information thereby required within three (3) business days from the time reasonably specified in the notice, the following sanctions shall apply, unless the Board otherwise determines in relation to the Default Shares:

  (1)
  the member shall not be entitled in respect of the Default Shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll, or to exercise any other right conferred by membership in respect of the Default Shares in relation to any such meeting or poll;

  (2)
  any dividend (or other distribution) payable in respect of the Default Shares shall be withheld by the Company (without interest) and the member shall not be entitled to elect to receive shares instead of any such dividend (or other distribution); and

AMCO-548

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (3)
    no transfer, other than an excepted transfer, of any shares held by the member may be registered unless:

    (i)
    the member is not in default as regards supplying the information required; and

    (ii)
    the member proves to the satisfaction of the Board that no person in default as regards supplying such information has an interest in any of the shares the subject of the transfer.

  (b)
  In support of article 6.2(a), the Board may, at any time while sanctions under article 6.2(a) apply in relation to any shares, effect a transfer of the shares (or any interest in them) in favour of such nominee as specified by the Board.

  (c)
  Where any person appearing to have an interest in the Default Shares has been duly served with a notice or copy thereof and the Default Shares which are the subject of such notice are held by a person holding shares or rights or interests in shares in the Company on a nominee basis who has been determined by the Company to be an approved nominee (an Approved Nominee):

  (1)
  the provisions of this article 6 shall be treated as applying only to such Default Shares held by the Approved Nominee and not (insofar as such person's apparent interest is concerned) to any other shares held by the Approved Nominee; and

  (2)
  where the member upon whom a default notice is served is an Approved Nominee acting in its capacity as such, the obligations of the Approved Nominee as a member of the Company are limited to disclosing to the Company such information as is known to it relating to any person appearing to have an interest in the shares held by it.

  (d)
  Where the sanctions under article 6.2(a) apply in relation to any shares, they shall cease to have effect at the end of the period of seven (7) days (or such shorter period as the Board may determine) following the earlier of:

  (1)
  receipt by the Company of the information required by the notice mentioned in that article; and

  (2)
  receipt by the Company of notice that the shares have been transferred by means of an excepted transfer.

  (e)
  The Board may in its absolute discretion suspend or cancel any of the sanctions at any time in relation to any Default Shares.

  (f)
  Upon sanctions ceasing to have effect in relation to any shares, any dividend withheld in respect of the shares must be paid to the relevant member and, if the Board has effected a transfer under article 6.2(b), the shares must be transferred back to the previous holder.

  (g)
  Any new shares in the Company issued in right of Default Shares shall be subject to the same sanctions as apply to the Default Shares, and the Board may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

  (1)
  any sanctions applying to, or to a right to, new shares by virtue of this article 6.2 shall cease to have effect when the sanctions applying to the related Default Shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related Default Shares are suspended or cancelled); and

  (2)
  article 6.2(a) shall apply to the exclusion of this article 6.2(g) if the Company gives a separate notice under article 6.1 in relation to the new shares.

AMCO-549

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (h)
  Where, on the basis of information obtained from a member in respect of any shares held by such member, the Company gives a notice under article 6.1 to any other person, it shall at the same time send a copy of the notice to the member. The accidental omission to do so, or the non-receipt by the member of the copy, shall, however, not invalidate or otherwise affect the application of article 6.2.

  (i)
  For the purposes of articles 6.1 and 6.2:

  (1)
  an excepted transfer means, in relation to any shares held by a member:

  (A)
  a transfer pursuant to acceptance of a takeover offer (within the meaning of article 116 of the Companies Law) in respect of shares in the Company;

  (B)
  a transfer in consequence of a sale made through any stock exchange on which the shares are normally traded; or

  (C)
  a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares;

  (3)
  a person, other than the member holding a share, will be treated as appearing to have an interest in such share if the member has informed the Company that the person has, or might have, an interest in such share, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under article 6.1, from anyone else) knows or has reasonable cause to believe that the person has, or may have, an interest in such share;

  (4)
  a person shall be treated as having an interest in the Company's shares if, for the purposes of sections 13(d) and 13(g) of the Exchange Act, the person would be deemed to constitute a beneficial owner of the share (which shall include holding a CHESS depositary interest representing a share); and

  (5)
  reference to a person having failed to give the Company the information required by a notice, includes reference to:

  (A)
  the person having failed or refused to give all or any part of it;

  (B)
  the person having given any information which the person knows to be false in a material particular or having recklessly given information which is false in a material particular; and

  (C)
  the Company knowing or having reasonable cause to believe that any of the information provided is false or materially incorrect.

  (e)
  Nothing in article 6.2 limits the powers of the Company under article 6.1 or any other powers of the Company whatsoever.

7  General meetings

7.1  Calling general meetings

  (a)
  A general meeting may only be called:

  (1)
  by a Board resolution; or

  (2)
  as otherwise required by the Companies Law.

AMCO-550

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  The Board may, by public announcement, change the venue for, postpone or cancel a general meeting, but:

  (1)
  a meeting that is called in accordance with a members' requisition under the Companies Law; or

  (2)
  any other meeting that is not called by a Board resolution,

    may not be postponed or cancelled without the prior written consent of the persons who called or requisitioned the meeting.

  (c)
  At an annual general meeting, only such nominations of persons for election to the Board shall be considered and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual general meeting, nominations and other business must be a proper matter for member action and must be:

  (1)
  specified in the notice of general meeting given by or at the direction of the Board in accordance with article 7.2;

  (2)
  brought before the meeting by or at the direction of the Board or a duly authorised committee thereof; or

  (3)
  otherwise properly brought before the meeting by a member who:

  (A)
  is a member of record of the Company (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed or such nomination(s) are made, only if such beneficial owner is the beneficial owner of shares of the Company) both at the time the notice provided for in article 7.3 is delivered to the secretary of the Company and on the record date for the determination of members entitled to vote at the general meeting,

  (B)
  is entitled to vote at the meeting, and

  (C)
  complies with the notice procedures set forth in article 7.3.

  (d)
  Except as otherwise provided by the Companies Law, at an extraordinary general meeting, only such business may be conducted as is a proper matter for member action and as shall have been brought before the meeting pursuant to the notice of general meeting given by or at the direction of the Board in accordance with article 7.2.

  (e)
  Further, if the Board has determined that directors shall be elected at such extraordinary general meeting, then nominations of persons for election to the Board may be made:

  (1)
  by or at the direction of the Board or by the secretary; or

  (2)
  by any member of the Company who satisfies each of the requirements set forth in subclauses (A), (B) and (C) of article 7(c)(3) above.

7.2  Notice of general meetings

  (a)
  Notice of a general meeting must be given to each person who at the time of giving the notice:

  (1)
  is a member, director or auditor of the Company; or

  (2)
  is entitled to a share because of a Transmission Event and has provided evidence of such entitlement that is satisfactory to the Board.

  (b)
  The annual general meeting shall be designated as such and all other general meetings shall be designated extraordinary general meetings.

AMCO-551

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (c)
  The content of a notice of a general meeting called by the Board is to be decided by the Board, but it must state the general nature of the business to be transacted at the meeting and any other matters required by the Companies Law.

  (d)
  Except with the approval of the Board or the chairperson, no person may move any amendment to a proposed resolution or to a document that relates to such a resolution.

  (e)
  A person may waive notice of any general meeting by written notice to the Company.

  (f)
  Failure to give a member or any other person notice of a general meeting or a proxy form does not invalidate anything done or any resolution passed at the general meeting if:

  (1)
  the failure occurred by accident or inadvertent error;

  (2)
  before or after the meeting, the person notifies the Company of the person's agreement to that thing or resolution; or

  (3)
  such failure is waived in accordance with article 7.2(g).

  (g)
  A person's attendance at a general meeting waives any objection that person may have to:

  (1)
  a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting; and

  (2)
  the consideration of a particular matter at the meeting which is not within the business referred to in the notice of the meeting, unless the person objects to considering the matter when it is presented.

7.3  Nominations and Proposals by Members

  (a)
  For nominations or other business to be properly brought before an annual general meeting by a member in accordance with article 7.1(c)(3), the member must have given timely notice thereof in writing and in proper form to the secretary of the Company even if such matter is already the subject of any notice to the members or public announcement from the Board.

  (b)
  To be timely, a member's notice must be delivered to or mailed and received at the principal executive offices of the Company or such other place designated by the Company for such purposes, not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual general meeting (provided, however, that in the event that there was no annual general meeting in the prior year or the date of the annual general meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the member must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual general meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company).

  (c)
  In the event the Company calls an extraordinary general meeting for the purpose of electing one or more directors to the Board, any such member entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Company's notice of general meeting, if the member's notice required by this article 7.3 shall be delivered to the Company's secretary at the principal executive offices of the Company not earlier than the close of business on the one hundred twentieth (120th) day prior to such extraordinary general meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such extraordinary general meeting or the tenth (10th) day following the day on which public announcement is first made of the

AMCO-552

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    date of the extraordinary general meeting and of the nominees proposed by the Board to be elected at such meeting.

  (d)
  In no event shall any adjournment, deferral or postponement of a general meeting or the public announcement thereof commence a new time period (or extend any time period) for the giving of a member's notice as described in these articles.

  (e)
  Notwithstanding anything in this article 7.3 to the contrary, in the event that the number of directors to be elected to the Board at an annual general meeting is increased and there is no public announcement by the Company naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual general meeting, a member's notice required by this article 7.3 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary at the principal executive offices of the Company not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Company.

  (f)
  A member's notice providing for the nomination of persons for election to the Board or other business proposed to be brought before a general meeting shall set out, as to the member giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (and for purposes of clauses (2) through (9) below, including any interests described therein held by any affiliates or associates of such member or beneficial owner or by any member of such member's or beneficial owner's immediate family sharing the same household or Member Associated Person, in each case as of the date of such member's notice, which information shall be confirmed or updated, if necessary, by such member and beneficial owner (x) not later than ten (10) days after the record date for the notice of the meeting to disclose such ownership as of the record date for the notice of the meeting, and (y) not later than eight (8) Business Days before the meeting or any adjournment or postponement thereof to disclose such ownership as of the date that is ten (10) Business Days before the meeting or any adjournment or postponement thereof (or if not practicable to provide such updated information not later than eight (8) Business Days before any adjournment or postponement, on the first practicable date before any such adjournment or postponement)):

  (1)
  the name and address of such member, as they appear on the Company's books, and of such beneficial owner;

  (2)
  the class or series and number of shares of the Company which are, directly or indirectly, beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) (provided that a person shall in all events be deemed to beneficially own any shares of any class or series and number of shares of the Company as to which such person has a right to acquire beneficial ownership at any time in the future) and owned of record by such member or beneficial owner;

  (3)
  the class or series, if any, and number of options, warrants, puts, calls, convertible securities, stock appreciation rights, or similar rights, obligations or commitments with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares or other securities of the Company or with a value derived in whole or in part from the value of any class or series of shares or other securities of the Company, whether or not such instrument, right, obligation or commitment shall be subject to settlement in the underlying class or series of shares or other securities of the Company (each a "Derivative Security"), which are, directly or indirectly, beneficially owned by such member or beneficial owner or Member Associated Person;

AMCO-553

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (4)
    any agreement, arrangement, understanding, or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such member or beneficial owner or any Member Associated Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of shares or other securities of the Company by, manage the risk of share price changes for, or increase or decrease the voting power of, such member or beneficial owner or any Member Associated Person with respect to any class or series of shares or other securities of the Company, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of any class or series or shares or other securities of the Company;

    (5)
    a description of any other direct or indirect opportunity to profit or share in any profit (including any performance-based fees) derived from any increase or decrease in the value of shares or other securities of the Company;

    (6)
    any proxy, contract, arrangement, understanding or relationship pursuant to which such member or beneficial owner or any Member Associated Person has a right to vote any shares or other securities of the Company;

    (7)
    any rights to dividends on the shares of the Company owned beneficially by such member or such beneficial owner or such Member Associated Person that are separated or separable from the underlying shares of the Company;

    (8)
    any proportionate interest in shares of the Company or Derivative Securities held, directly or indirectly, by a general or limited partnership in which such member or beneficial owner or Member Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, if any;

    (9)
    a description of all agreements, arrangements, and understandings between such member or beneficial owner or Member Associated Person and any other person(s) (including their name(s)) in connection with or related to the ownership or voting of shares of the Company or Derivative Securities;

    (10)
    any other information relating to such member or beneficial owner or Member Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

    (11)
    a statement as to whether either such member or beneficial owner or Member Associated Person intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to elect such member's nominees and/or approve such proposal (as applicable) and/or otherwise to solicit proxies from the members in support of such nomination or proposal (as applicable);

    (12)
    a representation that the member is a holder of record or a beneficial owner of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy, attorney or Representative at the meeting to propose such nomination and/or other business (as applicable); and

    (13)
    such additional information that the Company may reasonably request regarding such member or beneficial owner or Member Associated Person, if any.

AMCO-554

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (g)
  A member's notice providing for the nomination of persons for election to the Board shall, in addition to the information required by clause (f) above, set out, as to each person whom the member proposes to nominate for election or re-election as a director:

  (1)
  all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in an election contest (even if an election contest is not involved) pursuant to the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

  (2)
  a description of all direct and indirect compensation and other material agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such member or beneficial owner or Member Associated Person, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee and its respective affiliates and associates, or others acting in concert therewith, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the member making the nomination and any beneficial owner on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant;

  (3)
  a completed and signed questionnaire regarding the background and qualifications of such person to serve as a director, a copy of which may be obtained upon request to the secretary of the Company;

  (4)
  all information with respect to such person that would be required to be set forth in a member's notice pursuant to this article 7.3 if such person were a member or beneficial owner, on whose behalf the nomination was made, submitting a notice providing for the nomination of a person or persons for election as a director or directors of the Company in accordance with this article 7.3; and

  (5)
  such additional information that the Company may reasonably request to determine the eligibility or qualifications of such person to serve as a director or an independent director of the Company, or that could be material to a reasonable member's understanding of the qualifications and/or independence, or lack thereof, of such nominee as a director.

  (h)
  A member's notice regarding business proposed to be brought before a general meeting other than the nomination of persons for election to the Board shall, in addition to the information required by clause (f) above, set out:

  (1)
  a brief description of:

  (A)
  the business desired to be brought before such meeting, including the text of any resolution proposed for consideration by the members;

  (B)
  the reasons for conducting such business at the meeting; and

  (C)
  any material interest of such member or beneficial owner or Member Associated Person in such business, including a description of all agreements, arrangements and understandings between such member or beneficial owner or Member Associated Person and any other person(s) (including the name(s) of such other person(s)) in connection with or related to the proposal of such business by the member,

AMCO-555

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (2)
    if the matter such member proposes to bring before any general meeting involves an amendment to the Company's memorandum or articles of association, the specific wording of such proposed amendment,

    (3)
    such additional information that the Company may reasonably request regarding the business that such member proposes to bring before the meeting.

  (i)
  The foregoing notice requirements shall be deemed satisfied by a member if the member has notified the Company of its intention to present a proposal at an annual general meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such member's proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual general meeting.

  (j)
  For purposes of this article 7.3, the term associate shall be as defined in Rule 12b-2 under the Exchange Act.

  (k)
  For purposes of this article 7.3, a Member Associated Person of any member means:

  (1)
  any affiliate or associate of such member;

  (2)
  any beneficial owner of any shares or other securities of the Company owned of record or beneficially by such member;

  (3)
  any person directly or indirectly controlling, controlled by or under common control with any such Member Associated Person referred to in clause (1) or (2) above; and

  (4)
  any person acting in concert in respect of any matter involving the Company or its securities with either such member or any beneficial owner of any shares or other securities of the Company owned of record or beneficially by such member.

  (l)
  The requirements of this article 7.3 shall apply to any business or nominations to be brought before an annual general meeting by a member whether such business or nominations are to be included in the Company's proxy statement pursuant to Rule 14a-8 of the Exchange Act or presented to members by means of an independently financed proxy solicitation.

  (m)
  Notwithstanding the foregoing provisions of these articles, a member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this article 7.3.

  (n)
  Nothing in this article 7.3 shall be deemed to:

  (1)
  affect any rights of members to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act;

  (2)
  confer upon any member a right to have a nominee or any proposed business included in the Company's proxy statement; or

  (3)
  affect any rights of the holders of any class or series of preferred shares to elect directors pursuant to any applicable provisions of these articles.

  (o)
  Notwithstanding the foregoing provisions of this article 7.3, if the member (or a qualified representative of the member) does not appear at the general meeting of the Company to present a nomination or proposed business, such nomination shall be disregarded and such proposed business must not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Company.

  (p)
  For purposes of this article 7.3, to be considered a qualified representative of the member, a person must be a duly authorised officer, manager or partner of such member or must be authorised by a writing executed by such member or an electronic transmission delivered by

AMCO-556

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    such member to act for such member as proxy at the general meeting and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the general meeting.

  (q)
  The chairperson of the general meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not properly made or any business was not properly brought before the meeting, as the case may be, in accordance with the provisions of this article 7.3. If he or she should so determine, he or she shall so declare to the meeting and any such nomination not properly made or any business not properly brought before the meeting, as the case may be, shall not be transacted.

7.4  Record time for members

  (a)
  For the purpose of determining whether a person is entitled as a member to receive notice of, attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a date (the Record Time), not more than sixty (60) days nor less than ten (10) days before the date fixed for the meeting, as the date for the determination of the members entitled to receive notice of, attend or vote at the meeting or to appoint a proxy to do so.

  (b)
  Only members of record at the Record Time are entitled to receive notice of, attend or vote at, such meeting notwithstanding any transfer of shares after the Record Time.

  (c)
  The Record Time applies to any adjournment or postponement of the meeting, unless the Company determines a new record time for the adjourned or postponed meeting.

7.5  Admission to general meetings

  (a)
  The chairperson of a general meeting may take any action he or she considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

  (1)
  in possession of a pictorial-recording or sound-recording device;

  (2)
  in possession of a placard or banner;

  (3)
  in possession of an article considered by the chairperson to be dangerous, offensive or liable to cause disruption;

  (4)
  who refuses to produce or permit examination of any article, or the contents of any article, in the person's possession;

  (5)
  who refuses to comply with a request to turn off a mobile telephone, personal communication device or similar device;

  (6)
  who behaves or threatens to behave or who the chairperson has reasonable grounds to believe may behave in a dangerous, offensive or disruptive way; or

  (7)
  who is not entitled to receive notice of the meeting.

    The chairperson may delegate the powers conferred by this article to any person he or she thinks fit.

  (b)
  A person, whether a member or not, requested by the Board or the chairperson to attend a general meeting is entitled to be present and, at the request of the chairperson, to speak at the meeting.

AMCO-557

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (c)
  If the chairperson of a general meeting considers that there is not enough room for the members who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room to observe or attend the general meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room.

  (d)
  If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

  (1)
  gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

  (2)
  enables the chairperson to be aware of proceedings in the other place; and

  (3)
  enables the members in the separate meeting place to vote on a show of hands or on a poll,

    a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.

  (e)
  If, before or during the meeting, any technical difficulty occurs where one or more of the matters set out in article 7.5(d) is not satisfied, the chairperson may:

  (1)
  adjourn the meeting until the difficulty is remedied; or

  (2)
  continue to hold the meeting in the main place (and any other place which is linked under article 7.5(d)) and transact business, and no member may object to the meeting being held or continuing.

  (f)
  Nothing in this article 7.5 or in article 7.8 is to be taken to limit the powers conferred on the chairperson by law.

7.6  Quorum at general meetings

  (a)
  No business may be transacted at a general meeting, except the election of a chairperson and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

  (b)
  A quorum is persons holding or representing by proxy, attorney or Representative at least a majority of the voting power of the shares entitled to vote at such meeting.

  (c)
  If a quorum is not present within thirty (30) minutes after the time appointed for the general meeting:

  (1)
  where the meeting was called at the request of members, the meeting must be dissolved; or

  (2)
  in any other case, the meeting stands adjourned to the day, time and place the directors present decide or, if they do not make a decision, to the same day in the next week at the same time and place and if a quorum is not present at the adjourned meeting within thirty (30) minutes after the time appointed for the meeting, the meeting must be dissolved.

AMCO-558

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

7.7  Chairperson of general meetings

  (a)
  The chairperson of the Board or, in the absence of the chairperson, the deputy chairperson of the Board, the chief executive officer of the Company or any such other person as the chairperson, deputy chairperson or chief executive office may appoint, is entitled, if present within fifteen (15) minutes after the time appointed for a general meeting and willing to act, to preside as chairperson at the meeting.

  (b)
  The directors present may choose any officer or director of the Company to preside as chairperson if, at a general meeting, the chairperson, deputy chairperson or chief executive officer is not present within fifteen (15) minutes after the time appointed for the meeting and another person has not otherwise been appointed pursuant to article 7.7(a).

  (c)
  If the directors do not choose a chairperson under article 7.7(b), the members present must elect as chairperson of the meeting:

  (1)
  another director who is present and willing to act; or

  (2)
  if no other director is present and willing to act, a member or officer of the Company who is present and willing to act.

  (d)
  A chairperson of a general meeting may, for any item of business or discrete part of the meeting, vacate the chair in favour of another person nominated by him or her (Acting Chairperson). Where an instrument of proxy appoints the chairperson as proxy for part of the proceedings for which an Acting Chairperson has been nominated, the instrument of proxy is taken to be in favour of the Acting Chairperson for the relevant part of the proceedings.

  (e)
  Wherever the term 'chairperson' is used in this article 7, it is to be read as a reference to the chairperson of the general meeting, unless the context indicates otherwise.

7.8  Conduct at general meetings

  (a)
  Subject to the provisions of the Companies Law, the chairperson is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting.

  (b)
  The chairperson may, at any time the chairperson considers it necessary or desirable for the efficient and orderly conduct of the meeting:

  (1)
  impose a limit on the time that a person may speak on each motion or other item of business and terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present;

  (2)
  adopt any procedures for casting or recording votes at the meeting whether on a show of hands or on a poll, including the appointment of scrutineers; and

  (3)
  decide not to put to the meeting any resolution proposed in the notice convening the meeting (other than a resolution proposed by members in accordance with the Companies Law or required by the Companies Law to be put to the meeting).

  (c)
  A decision by a chairperson under articles 7.8(a) or 7.8(b) is final.

  (d)
  Subject to article 7.1(b), whether or not a quorum is present, the chairperson may postpone the meeting before it has started if, at the time and place appointed for the meeting, he or she considers that:

  (1)
  there is not enough room for the number of members who wish to attend the meeting; or

AMCO-559

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (2)
    a postponement is necessary in light of the behaviour of persons present or for any other reason so that the business of the meeting can be properly carried out.

  (e)
  A postponement under article 7.8(d) will be to another time, which may be on the same day as the meeting, and may be to another place (and the new time and place will be taken to be the time and place for the meeting as if specified in the notice that called the meeting originally).

  (f)
  Subject to article 7.1(b), the chairperson may at any time during the course of the meeting:

  (1)
  adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting; and

  (2)
  for the purpose of allowing any poll to be taken or determined, suspend the proceedings of the meeting for such period or periods as he or she decides without effecting an adjournment. No business may be transacted and no discussion may take place during any suspension of proceedings unless the chairperson otherwise allows.

  (g)
  The chairperson's rights under articles 7.8(d) and 7.8(f) are exclusive and, unless the chairperson requires otherwise, no vote may be taken or demanded by the members present concerning any postponement, adjournment or suspension of proceedings.

  (h)
  Only unfinished business may be transacted at a meeting resumed after an adjournment.

  (i)
  Where a meeting is postponed or adjourned under this article 7.8, notice of the postponed or adjourned meeting must be given by public announcement, but need not be given to any other person.

  (j)
  Where a meeting is postponed or adjourned, the Board may, by public announcement, postpone, cancel or change the place of the postponed or adjourned meeting.

7.9  Decisions at general meetings

  (a)
  Except where a special resolution or another percentage is required, questions arising at a general meeting must be decided by a majority of votes cast by the members present at the meeting. A decision made in this way is for all purposes, a decision of the members.

  (b)
  If the votes are equal on a proposed resolution, the chairperson of the meeting has a casting vote, in addition to any deliberative vote.

  (c)
  Subject to article 7.9(d), each matter submitted to a general meeting is to be decided in the first instance on a show of hands of the members present and entitled to vote.

  (d)
  A matter will be decided on a poll without first being submitted to the meeting to be decided on a show of hands where:

  (1)
  the matter is a resolution set out in the notice of meeting provided to members in accordance with article 7.2; or

  (2)
  any other circumstance where the chairperson determines it appropriate.

  (e)
  A poll may be demanded by members in accordance with the Companies Law (and not otherwise) or by the chairperson.

  (f)
  A demand for a poll does not prevent a general meeting continuing to transact any business except the question on which the poll is demanded.

AMCO-560

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (g)
  Unless a poll is duly demanded, a declaration by the chairperson that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

  (h)
  A poll at a general meeting must be taken in the way and at the time the chairperson directs. The result of the poll as declared by the chairperson is the resolution of the meeting at which the poll was demanded.

  (i)
  A poll cannot be demanded at a general meeting on the election of a chairperson.

  (j)
  The demand for a poll may be withdrawn with the chairperson's consent.

7.10  Direct voting

  (a)
  Notwithstanding anything to the contrary in these articles, the Board may decide that, at any general meeting or class meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in respect of that resolution. A 'direct vote' includes a vote delivered to the Company by post, fax or other electronic means approved by the directors.

  (b)
  The Board may prescribe regulations, rules and procedures in relation to direct voting, including specifying the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid.

7.11  Voting rights

  (a)
  Subject to these articles and the Companies Law and to any rights or restrictions attached to any shares or class of shares, at a general meeting:

  (1)
  on a show of hands, every member present has one vote; and

  (2)
  on a poll, every member present has one vote for each share held as at the Record Time by the member entitling the member to vote, except for partly paid shares, each of which confers on a poll only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share. An amount paid in advance of a call is disregarded for this purpose.

  (b)
  If a person present at a general meeting represents personally or by proxy, attorney or Representative more than one member, on a show of hands the person is, subject to the Companies Law, entitled to one vote only even though such person represents more than one member.

  (c)
  A joint holder may vote at a meeting either personally or by proxy, attorney or Representative as if that person was the sole holder. If more than one joint holder tenders a vote in respect of the relevant shares, the vote of the holder named first in the register who tenders a vote, whether in person or by proxy, attorney or Representative, must be accepted to the exclusion of the votes of the other joint holders.

  (d)
  The parent or guardian of an infant member may vote at any general meeting on such evidence being produced of the relationship or of the appointment of the guardian as the Board may require and any vote so tendered by a parent or guardian of an infant member must be accepted to the exclusion of the vote of the infant member.

AMCO-561

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (e)
  A person entitled to a share because of a Transmission Event may vote at a general meeting in respect of that share in the same way as if that person were the registered holder of the share if, at least forty-eight (48) hours before the meeting (or such shorter time as the Board determines), the Board:

  (1)
  admitted that person's right to vote at that meeting in respect of the share; or

  (2)
  was satisfied of that person's right to be registered as the holder of, or to transfer, the share.

    Any vote duly tendered by that person must be accepted and the vote of the registered holder of those shares must not be counted.

  (f)
  Where a member holds a share on which a call or other amount payable to the Company has not been duly paid:

  (1)
  that member is only entitled to be present at a general meeting and vote if that member holds, as at the Record Time, other shares on which no money is then due and payable; and

  (2)
  on a poll, that member is not entitled to vote in respect of that share but may vote in respect of any shares that member holds, as at the Record Time, on which no money is then due and payable.

  (g)
  A member is not entitled to vote any particular shares on a resolution if, under the Companies Law or the Listing Rules:

  (1)
  the member must not vote or must abstain from voting those particular shares on the resolution; or

  (2)
  a vote of those particular shares on the resolution by the member must be disregarded for any purposes.

    If the member or a person acting as proxy, attorney or Representative of the member does tender a vote of those particular shares on that resolution, that vote must not be counted.

  (h)
  An objection to the validity of a vote tendered at a general meeting must be:

  (1)
  raised before or immediately after the result of the vote is declared; and

  (2)
  referred to the chairperson, whose decision is final.

  (i)
  A vote tendered, but not disallowed by the chairperson under article 7.11(h), is valid for all purposes, even if it would not otherwise have been valid.

  (j)
  The chairperson may decide any difficulty or dispute which arises as to the number of votes that may be cast by or on behalf of any member and the decision of the chairperson is final.

7.12  Representation at general meetings

  (a)
  Subject to these articles, each member entitled to vote at a general meeting may vote:

  (1)
  in person or, where a member is a body corporate, by its Representative;

  (2)
  by proxy; or

  (3)
  by attorney.

    A member may appoint more than one proxy or attorney to attend and vote at a specific meeting, provided that each appointment relates to a different share or shares held by that member.

AMCO-562

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  A proxy, attorney or Representative may, but need not, be a member of the Company.

  (c)
  An instrument appointing a proxy is valid if it is in accordance with the Companies Law or in any form approved by the Board.

  (d)
  A vote given in accordance with an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under article 7.12(h).

  (e)
  Unless otherwise provided in the appointment of a proxy, attorney or Representative, an appointment will be taken to confer authority:

  (1)
  even though the appointment may refer to specific resolutions and may direct the proxy, attorney or Representative how to vote on those resolutions, to do any of the acts specified in article 7.12(f); and

  (2)
  even though the appointment may refer to a specific meeting to be held at a specified time or venue, where the meeting is rescheduled, adjourned or postponed to another time or changed to another venue, to attend and vote at the rescheduled, adjourned or postponed meeting or at the new venue.

  (f)
  The acts referred to in article 7.12(e)(1) are:

  (1)
  to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

  (2)
  to vote on any motion before the general meeting, whether or not the motion is referred to in the appointment; and

  (3)
  to act generally at the meeting (including to speak, demand a poll, join in demanding a poll and to move motions).

  (g)
  A proxy form issued by the Company must allow for the insertion of the name of the person to be primarily appointed as proxy and may provide that, in circumstances and on conditions specified in the form that are not inconsistent with these articles, the chairperson of the relevant meeting (or another person specified in the form) is appointed as proxy.

  (h)
  A proxy or attorney may not vote at a general meeting or adjourned or postponed meeting or on a poll unless the instrument appointing the proxy or attorney, and the authority under which the instrument is signed or a certified copy of the authority, are received by the Company:

  (1)
  at least forty-eight (48) hours, or such lesser time as specified by the Board in the notice of meeting, (or in the case of an adjournment or postponement of a meeting, any lesser time that the Board or the chairperson of the meeting decides) before the time for holding the meeting or adjourned or postponed meeting or taking the poll, as applicable; or

  (2)
  where article 7.12(i)(2) applies, such shorter period before the time for holding the meeting or adjourned or postponed meeting or taking the poll, as applicable, as the Company determines in its discretion.

    A document is received by the Company under this article 7.12(h) when it is received in accordance with the Companies Law, and to the extent permitted by the Companies Law, if the document is produced or the transmission of the document is otherwise verified to the Company in the way specified in the notice of meeting.

AMCO-563

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    In calculating time periods under this article, the Board may specify, in any case, that no account shall be taken of any part of a day that is not a working day.

  (i)
  Where the Company receives an instrument appointing a proxy or attorney in accordance with article 7.12 and within the time period specified in article 7.12(h)(1), the Company is entitled to:

  (1)
  clarify with the appointing member any instruction in relation to that instrument by written or verbal communication and make any amendments to the instrument required to reflect any clarification; and

  (2)
  where the Company considers that the instrument has not been duly executed, return the instrument to the appointing member and request that the member duly execute the instrument and return it to the Company within the period determined by the Company under articles 7.12(h)(2) and notified to the member.

  (j)
  The member is taken to have appointed the Company as its attorney for the purpose of any amendments made to an instrument appointing a proxy in accordance with article 7.12(i)(1). An instrument appointing a proxy or attorney which is received by the Company in accordance with article 7.12(i)(2) is taken to have been validly received by the Company.

  (k)
  The appointment of a proxy or attorney is not revoked by the appointor attending and taking part in the general meeting, but if the appointor votes on a resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointor's proxy or attorney on the resolution.

  (l)
  Unless written notice of the matter has been received at the Company's registered office (or at another place specified for lodging an appointment of a proxy, attorney or Representative for the meeting) within the time period specified under articles 7.12(i) or 7.12(h) (as applicable), a vote cast by a proxy, attorney or Representative is valid even if, before the vote is cast:

  (1)
  a Transmission Event occurs to the member; or

  (2)
  the member revokes the appointment of the proxy, attorney or Representative or revokes the authority under which a third party appointed the proxy, attorney or Representative.

  (m)
  The chairperson may require a person acting as a proxy, attorney or Representative to establish to the chairperson's satisfaction that the person is the person duly appointed to act. If the person fails to satisfy the requirement, the chairperson may:

  (1)
  exclude the person from attending or voting at the meeting; or

  (2)
  permit the person to exercise the powers of a proxy, attorney or Representative on the condition that, if required by the Company, such person produce evidence of the appointment within the time set by the chairperson.

  (n)
  The chairperson may delegate his or her powers under article 7.12(m) to any person.

7.13  No member action by written resolution

        Any action required or permitted to be taken by members or any class of them must be effected at a general meeting of the Company or of the class in question and may not be effected by any consent or resolution in writing of the members.

AMCO-564

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

8  Directors

8.1  Appointment and retirement of directors

  (a)
  The minimum number of directors is three (3). The maximum number of directors is to be determined by the Board, but may not be more than eleven (11) until after the first annual general meeting of the Company to be held in fiscal year 2020, after which time it may be no more than twelve (12). The Board may not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

  (b)
  The Board may appoint any eligible person to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the total number of directors does not exceed the maximum number fixed under these articles.

  (c)
  A director appointed by the Board under article 8.1(b) holds office until the conclusion of the next annual general meeting following his or her appointment.

  (d)
  Subject to the rights of the holders of any outstanding class or series of preferred shares, each director shall be elected at each annual general meeting and shall hold office until the next succeeding annual general meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, disqualification or removal from office.

  (e)
  Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors and an absolute majority of votes cast shall not be a pre-requisite to the election of such directors.

  (f)
  The retirement of a director from office under these articles and the re-election of a director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occur.

  (g)
  Subject to the rights of the holders of any outstanding class or series of preferred shares, any vacancy on the Board, including a vacancy resulting from an increase in the number of directors, shall only be filled by the affirmative vote of a majority of the Board then in office, even though fewer than a quorum.

8.2  Vacating office

        In addition to the circumstances prescribed by the Companies Law and these articles, the office of a director becomes vacant if the director:

  (a)
  becomes prohibited or disqualified by applicable law from acting as a director of the Company;

  (b)
  becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

  (c)
  becomes bankrupt or insolvent or makes any arrangement or compromise with his or her creditors generally;

  (d)
  fails to attend six (6) consecutive meetings of the Board without leave of absence from the Board and a majority of the other directors have not, within fourteen (14) days of having been given a notice by the secretary giving details of the absence, resolved that leave of absence be granted;

  (e)
  resigns by written notice to the Company; or

  (f)
  is removed from office under article 8.3.

AMCO-565

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

8.3  Removal from office

        A director may be removed from office by ordinary resolution of the Company in general meeting as a result of:

  (a)
  the director's conviction (with a plea of nolo contendere deemed to be a conviction) of a serious felony involving moral turpitude or a violation of U.S. federal or state securities law, but excluding a conviction based entirely on vicarious liability; or

  (b)
  the director's commission of any material act of dishonesty (such as embezzlement) resulting or intended to result in material personal gain or enrichment of the director at the expense of the Company or any subsidiary and which act, if made the subject to criminal charges, would be reasonably likely to be charged as a felony, and for these purposes nolo contendere, felony and moral turpitude has the meaning given to them by the laws of the United States of America or any relevant state thereof and shall include equivalent acts in any other jurisdiction.

8.4  Remuneration

  (a)
  Each director may be paid such remuneration out of the funds of the Company as the Board determines for his or her services as a director.

  (b)
  Remuneration under article 8.4(a) may be provided in such manner that the Board decides, including by way of non-cash benefit, such as a contribution to a superannuation fund.

  (c)
  The remuneration is taken to accrue from day to day.

  (d)
  The directors are entitled to be paid all travelling and other expenses they incur in attending to the Company's affairs, including attending and returning from general meetings of the Company or meetings of the Board or of committees of the Board.

  (e)
  Any director who performs extra services, makes any special exertions for the benefit of the Company or who otherwise performs services which, in the opinion of the Board, are outside the scope of the ordinary duties of a non-executive director, may be remunerated for the services (as determined by the Board) out of the funds of the Company.

  (f)
  The Board may:

  (1)
  at any time after a director dies or ceases to hold office as a director for any other reason, pay or provide to the director or a legal personal representative, spouse, relative or dependant of the director, a pension or benefit for past services rendered by that director; and

  (2)
  cause the Company to enter into a contract with the director or a legal personal representative, spouse, relative or dependant of the director to give effect to such a payment or provide for such a benefit.

  (g)
  Any director may be paid a retirement benefit of an amount and on such terms as determined by the Board.

  (h)
  The Board may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors and grant pensions and allowances to those persons or their dependants either by periodic payment or a lump sum.

AMCO-566

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

8.5  Director need not be a member

  (a)
  Unless the Board determines otherwise from time to time in its discretion, a director is not required to hold any shares in the Company to qualify for appointment.

  (b)
  A director is entitled to attend and speak at general meetings and at meetings of the holders of a class of shares, even if he or she is not a member or a holder of shares in the relevant class.

8.6  Directors may contract with the Company and hold other offices

  (a)
  The Board may make regulations requiring the disclosure of interests that a director, and any person deemed by the Board to be related to or associated with the director, may have in any matter concerning the Company or a related body corporate. Any regulations made under these articles bind all directors.

  (b)
  No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a person fails to comply with any regulation made under article 8.6(a).

  (c)
  A director is not disqualified from contracting or entering into an arrangement with the Company as vendor, purchaser or in another capacity, merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

  (d)
  A contract or arrangement entered into by or on behalf of the Company in which a director is in any way interested is not invalid or voidable merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

  (e)
  A director who is interested in any arrangement involving the Company is not liable to account to the Company for any profit realised under the arrangement merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

  (f)
  A director may hold any other office or position (except auditor) in the Company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or position on terms (including remuneration and tenure) the Board decides.

  (g)
  A director may be or become a director or other officer of, or interested in, any related body corporate or any other body corporate promoted by or associated with the Company, or in which the Company may be interested as a vendor, and need not account to the Company for any remuneration or other benefits the director receives as a director or officer of, or from having an interest in, that body corporate.

  (h)
  A director who has an interest in a matter that is being considered at a meeting of the Board may, despite that interest, be present and be counted in a quorum at the meeting, unless that is prohibited by the Companies Law, but may not vote on the matter if such interest is one which to a material extent conflicts or may conflict with the interests of the Company and of which the director is aware, and in respect of any such matter the decision of the chairperson of the meeting shall be final. No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a director fails to comply with this prohibition.

  (i)
  The Board may exercise the voting rights given by shares in any corporation held or owned by the Company in any way the Board decides. This includes voting for any resolution appointing a director as a director or other officer of that corporation or voting for the payment of remuneration to the directors or other officers of that corporation.

AMCO-567

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (j)
  A director who is interested in any contract or arrangement may, despite that interest, participate in the execution of any document by or on behalf of the Company evidencing or otherwise connected with that contract or arrangement.

8.7  Powers and duties of directors

  (a)
  The business and affairs of the Company are to be managed by or under the direction of the Board, which (in addition to the powers and authorities conferred on it by these articles) may exercise all powers and do all things that are:

  (1)
  within the power of the Company; and

  (2)
  are not by these articles or by law directed or required to be done by the Company in general meeting.

  (b)
  The Board may exercise all the powers of the Company:

  (1)
  to borrow or raise money in any other way;

  (2)
  to charge any of the Company's property or business or any of its uncalled capital; and

  (3)
  to issue debentures or give any security for a debt, liability or obligation of the Company or of any other person.

  (c)
  Debentures or other securities may be issued on the terms and at prices decided by the Board, including bearing interest or not, with rights to subscribe for, or exchange into, shares or other securities in the Company or a related body corporate or with special privileges as to redemption, participating in share issues, attending and voting at general meetings and appointing directors.

  (d)
  The Board may decide how cheques, promissory notes, banker's drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as applicable, by or on behalf of the Company.

  (e)
  The Board may:

  (1)
  appoint or employ any person as an officer, agent or attorney of the Company for the purposes, with the powers, discretions and duties (including those vested in or exercisable by the Board), for any period and on any other conditions they decide;

  (2)
  authorise an officer, agent or attorney to delegate any of the powers, discretions and duties vested in the officer, agent or attorney; and

  (3)
  remove or dismiss any officer, agent or attorney of the Company at any time, with or without cause.

  (f)
  A power of attorney may contain any provisions for the protection and convenience of the attorney or persons dealing with the attorney that the Board decides.

  (g)
  Nothing in this article 8.7 limits the general nature of article 8.7(a).

8.8  Delegation by the Board

  (a)
  The Board may delegate any of its powers to one director, a committee of the Board, or any person or persons.

  (b)
  A director, committee of the Board, or person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Board.

AMCO-568

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (c)
  The acceptance of a delegation of powers by a director may, if the Board so resolves, be treated as an extra service or special exertion performed by the delegate for the purposes of article 8.4(e).

  (d)
  The provisions of these articles applying to meetings and resolutions of the Board apply, so far as they can and with any necessary changes, to meetings and resolutions of a committee of the Board, except to the extent they are contrary to any direction given under article 8.8(b).

8.9  Proceedings of directors

  (a)
  The directors may meet together to attend to business and adjourn and otherwise regulate their meetings as they decide.

  (b)
  The contemporaneous linking together by telephone or other electronic means of a sufficient number of directors to constitute a quorum, constitutes a meeting of the Board. All the provisions in these articles relating to meetings of the Board apply, as far as they can and with any necessary changes, to meetings of the Board by telephone or other electronic means.

  (c)
  A meeting by telephone or other electronic means is to be taken to be held at the place where the chairperson of the meeting is or at such other place the chairperson of the meeting decides, as long as at least one of the directors involved was at that place for the duration of the meeting.

  (d)
  A director taking part in a meeting by telephone or other electronic means is to be taken to be present in person at the meeting and all directors participating in the meeting will (unless there is a specific statement otherwise) be taken to have consented to the holding of the meeting by the relevant electronic means.

  (e)
  If, before or during the meeting, any technical difficulty occurs where one or more directors cease to participate, the chairperson may adjourn the meeting until the difficulty is remedied or may, where a quorum of directors remains present, continue with the meeting.

8.10  Calling meetings of the Board

  (a)
  A director may, whenever the director thinks fit, call a meeting of the Board.

  (b)
  A secretary must, if requested by a director, call a meeting of the Board.

8.11  Notice of meetings of the Board

  (a)
  Notice of a meeting of the Board must be given to each person who is, at the time the notice is given, a director, except a director on leave of absence approved by the Board.

  (b)
  A notice of a meeting of the Board:

  (1)
  must specify the time and place of the meeting;

  (2)
  need not state the nature of the business to be transacted at the meeting;

  (3)
  may, if necessary, be given immediately before the meeting; and

  (4)
  may be given in person or by post or by telephone, fax or other electronic means, or in any other way consented to by the directors from time to time.

  (c)
  A director may waive notice of a meeting of the Board by giving notice to that effect in person or by post or by telephone, fax or other electronic means.

AMCO-569

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (d)
  Failure to give a director notice of a meeting of the Board does not invalidate anything done or any resolution passed at the meeting if:

  (1)
  the failure occurred by accident or inadvertent error; or

  (2)
  the director attended the meeting or waived notice of the meeting (whether before or after the meeting).

  (e)
  A person who attends a meeting of the Board waives any objection that person may have to a failure to give notice of the meeting.

8.12  Quorum at meetings of the Board

  (a)
  No business may be transacted at a meeting of the Board unless a quorum of directors is present at the time the business is dealt with.

  (b)
  Unless the Board decides differently, a majority of the total number of directors in office constitutes a quorum.

  (c)
  If there is a vacancy in the office of a director, the remaining directors may act. But, if their number is not sufficient to constitute a quorum, they may act only in an emergency or to increase the number of directors to a number sufficient to constitute a quorum or to call a general meeting of the Company.

8.13  Chairperson and deputy chairperson of the Board

  (a)
  The Board must elect a director to the office of chairperson of the Board and may elect one or more directors to the office of deputy chairperson of the Board. The Board may decide the period for which those offices will be held.

  (b)
  The chairperson of the Board is entitled (if present within ten (10) minutes after the time appointed for the meeting and willing to act) to preside as chairperson at a meeting of the Board.

  (c)
  If at a meeting of the Board:

  (1)
  there is no chairperson of the Board;

  (2)
  the chairperson of the Board is not present within ten (10) minutes after the time appointed for the holding of the meeting; or

  (3)
  the chairperson of the Board is present within that time but is not willing or declines to act as chairperson of the meeting,

    the deputy chairperson, if any, is entitled to be chairperson of the meeting. In the absence of a deputy chairperson, or if the deputy chairperson is unwilling or declines to act as chairperson of the meeting, the directors present must elect one of themselves to chair the meeting.

8.14  Decisions of the Board

  (a)
  The Board, at a meeting at which a quorum is present, may exercise any authorities, powers and discretions vested in or exercisable by the Board under these articles.

  (b)
  Questions arising at a meeting of the Board must be decided by a majority of votes cast by the directors present and entitled to vote on the matter.

  (c)
  Subject to article 8.14(d), if the votes are equal on a proposed resolution, the chairperson of the meeting has a casting vote, in addition to his or her deliberative vote.

AMCO-570

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (d)
  Where only two (2) directors are present or entitled to vote at a meeting of the Board and the votes are equal on a proposed resolution:

  (1)
  the chairperson of the meeting does not have a second or casting vote; and

  (2)
  the proposed resolution is taken as lost.

8.15  Written resolutions

  (a)
  A resolution in writing signed by all directors or a resolution in writing of which notice has been given to all directors and which is signed by a majority the directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Board) is a valid resolution of the Board. The resolution is taken to have been passed by a meeting of the Board when the last director signs or consents to the resolution.

  (b)
  A director may consent to a resolution by:

  (1)
  signing the document containing the resolution (or a copy of that document);

  (2)
  giving to the Company a written notice (including by fax to its registered office or other electronic means) addressed to the secretary or to the chairperson of the Board signifying assent to the resolution and either setting out its terms or otherwise clearly identifying them; or

  (3)
  telephoning the secretary or the chairperson of the Board and signifying assent to the resolution and clearly identifying its terms.

8.16  Validity of acts

        An act done by a meeting of the Board, a committee of the Board or a person acting as a director is not invalidated by:

  (a)
  a defect in the appointment of a person as a director or a member of a committee; or

  (b)
  a person so appointed being disqualified or not being entitled to vote,

  if that circumstance was not known by the Board, committee or person when the act was done.

9  Business combinations with interested members

9.1  Business combinations with interested members

  (a)
  Notwithstanding any other provisions of these articles, the Company must not engage in any business combination with any interested member for a period of three (3) years following the time that such member became an interested member, unless:

  (1)
  prior to such time the Board approved either the business combination or the transaction which resulted in the member becoming an interested member;

  (2)
  upon consummation of the transaction which resulted in the member becoming an interested member, the interested member owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the interested member) those shares owned:

  (A)
  by persons who are directors and also officers; and

AMCO-571

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

      (B)
      employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender, exchange or takeover offer; or

    (3)
    at or subsequent to such time the business combination is approved by the Board and authorised at a general meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which is not owned by the interested member.

  (b)
  The restrictions contained in article 9.1(a) shall not apply if:

  (1)
  the Company does not have a class of voting shares that is either:

  (A)
  listed on the NYSE; or

  (B)
  held of record by more than 2,000 members, unless any of the foregoing results from action taken, directly or indirectly, by an interested member or from a transaction in which a person becomes an interested member;

  (2)
  a member becomes an interested member inadvertently and:

  (A)
  as soon as practicable divests itself of ownership of sufficient shares so that the member ceases to be an interested member; and

  (B)
  would not, at any time within the three (3)-year period immediately prior to a business combination between the Company and such member, have been an interested member but for the inadvertent acquisition of ownership; or

  (3)
  the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which:

  (A)
  constitutes one of the transactions described in article 9.1(c);

  (B)
  is with or by a person who either was not an interested member during the previous three (3) years or who became an interested member with the approval of the Board; and

  (C)
  is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were directors prior to any person becoming an interested member during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors.

  (c)
  The proposed transactions referred to in article 9.1(b)(3)(A) are limited to:

  (1)
  a merger or consolidation of the Company (except for a merger in respect of which no vote of the members of the Company is required);

  (2)
  a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Company; or

  (3)
  a proposed tender, exchange or takeover offer for 50% or more of the outstanding voting shares of the Company.

AMCO-572

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (d)
  The Company shall give not less than twenty (20) days' notice to all interested members prior to the consummation of any of the transactions described in article 9.1(c)(1) or 9.1(c)(2).

  (e)
  As used in this article 9.1, the term:

  (1)
  Associate, when used to indicate a relationship with any person, means:

  (A)
  any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares;

  (B)
  any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

  (C)
  any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person;

  (2)
  Business combination, when used in reference to the Company and any interested member of the Company, means:

  (A)
  any merger or consolidation of the Company (including by way of compromise, arrangement, reconstruction, amalgamation or takeover) or any direct or indirect majority-owned subsidiary of the Company with (A) the interested member, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested member and as a result of such merger or consolidation article 9.1(a) is not applicable to the surviving entity;

  (B)
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a member of the Company, to or with the interested member, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company;

  (C)
  any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares of the Company or of such subsidiary to the interested member, except:

  (i)
  pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary which securities were outstanding prior to the time that the interested member became such;

  (ii)
  pursuant to a merger with or into a single direct or indirect wholly-owned subsidiary of the Company or any such subsidiary in respect of which no vote of the members of the Company or such subsidiary is required;

  (iii)
  pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of the Company subsequent to the time the interested member became such;

AMCO-573

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        (iv)
        pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or

        (v)
        any issuance or transfer of shares by the Company;

        provided however, that in no case under items (iii)-(v) of this subparagraph shall there be an increase in the interested member's proportionate share of the shares of any class or series of the Company or of the voting shares of the Company;

      (D)
      any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or series, or securities convertible into the shares of any class or series, of the Company or of any such subsidiary which is owned by the interested member, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the interested member; or

      (E)
      any receipt by the interested member of the benefit, directly or indirectly (except proportionately as a member of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in clauses (A)-(D) of this article 9.1(e)(2)) provided by or through the Company or any direct or indirect majority-owned subsidiary;

    (3)
    Control, including the terms controlling, controlled by and under common control with, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity;

    (4)
    Interested member means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that:

    (A)
    is the owner of 15% or more of the outstanding voting shares of the Company; or

    (B)
    is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an interested member, and the affiliates and associates of such person;

      provided, however, that the term interested member shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company; provided, that such person shall be an interested member if thereafter such person acquires additional voting shares of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person.

      For the purpose of determining whether a person is an interested member, the voting shares of the Company deemed to be outstanding shall include shares deemed to be owned by the person through application of clause (5) of this article 9.1(e), but shall not include any other unissued shares of the Company which may be issuable pursuant to any

AMCO-574

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

      agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

    (5)
    Owner, including the terms own and owned, when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

    (A)
    beneficially owns such shares, directly or indirectly; or

    (B)
    has (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender, exchange or takeover offer made by such person or any of such person's affiliates or associates until such tendered shares are accepted for purchase or exchange; or (ii) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or

    (C)
    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (B) of this article 9.1(e)(5)), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

10  Executive officers

10.1  Managing directors and executive directors

  (a)
  The Board may appoint one or more of the directors to the office of managing director or other executive director.

  (b)
  A managing director or other executive director may be referred to by any title the Board decides on.

10.2  Secretary

  (a)
  The Board must appoint at least one secretary and may appoint additional secretaries.

  (b)
  The Board may appoint one or more assistant secretaries.

10.3  Provisions applicable to all executive officers

  (a)
  A reference in this article 10.3 to an executive officer is a reference to a managing director, deputy managing director, executive director, secretary or assistant secretary appointed under this article 10.

  (b)
  The appointment of an executive officer may be for the period, at the remuneration and on the conditions the Board decides.

  (c)
  The remuneration payable by the Company to an executive officer must not include a commission on, or percentage of, operating revenue.

  (d)
  The Board may:

  (1)
  delegate to or give an executive officer any powers, discretions and duties it decides;

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Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (2)
    withdraw, suspend or vary any of the powers, discretions and duties given to an executive officer; and

    (3)
    authorise the executive officer to delegate any of the powers, discretions and duties given to the executive officer.

  (e)
  Unless the Board decides otherwise, the office of a director who is employed by the Company or by a subsidiary of the Company automatically becomes vacant if the director ceases to be so employed.

  (f)
  An act done by a person acting as an executive officer is not invalidated by:

  (1)
  a defect in the person's appointment as an executive officer;

  (2)
  the person being disqualified to be an executive officer; or

  (3)
  the person having vacated office,

    if the person did not know that circumstance when the act was done.

11  Indemnity and insurance

11.1  Persons to whom articles 11.2 and 11.4 apply

  Rules 11.2 and 11.4 apply:

  (a)
  to each person who is or has been a director or executive officer (within the meaning of article 10.3(a)) of the Company; and

  (b)
  to such other officers or former officers of the Company or of its related bodies corporate as the Board in each case determines;

  (each an Officer for the purposes of this article 11).

11.2  Indemnity

        The Company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (Liabilities) incurred by the Officer as a present or former director or officer of the Company or of a related body corporate.

11.3  Extent of indemnity

        The indemnity in article 11.2:

  (a)
  is enforceable without the Officer having to first incur any expense or make any payment;

  (b)
  is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be a director or officer of the Company or its related bodies corporate; and

  (c)
  applies to Liabilities incurred both before and after the adoption of these articles.

11.4  Insurance

        The Company may, to the full extent permitted by law:

  (a)
  purchase and maintain insurance; and/or

  (b)
  pay or agree to pay a premium for insurance,

  for each Officer against any Liability incurred by the Officer as a present or former director or officer of the Company or of a related body corporate including, but not limited to, a liability for

AMCO-576

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  negligence or for reasonable costs and expenses incurred in defending or responding to proceedings, whether civil or criminal and whatever their outcome.

11.5  Savings

        Nothing in article 11.2 or 11.4:

  (a)
  affects any other right or remedy that a person to whom those articles apply may have in respect of any Liability referred to in those articles;

  (b)
  limits the capacity of the Company to indemnify or provide or pay for insurance for any person to whom those articles do not apply; or

  (c)
  limits or diminishes the terms of any indemnity conferred or agreement to indemnify entered into prior to the adoption of these articles.

11.6  Deed

        The Company may enter into a deed with any Officer to give effect to the rights conferred by this article 11 or the exercise of a discretion under this article 11 on such terms as the Board thinks fit which are not inconsistent with this article 11.

12  Winding up

12.1  Distributing surplus

        Subject to these articles and the rights or restrictions attached to any shares or class of shares:

  (a)
  if the Company is wound up and the property of the Company available for distribution among the members is more than sufficient to pay:

  (1)
  all the debts and liabilities of the Company; and

  (2)
  the costs, charges and expenses of the winding up,

    the excess must be divided among the members in proportion to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares;

  (b)
  for the purpose of calculating the excess referred to in article 12.1(a), any amount unpaid on a share is to be treated as property of the Company;

  (c)
  the amount of the excess that would otherwise be distributed to the holder of a partly paid share under article 12.1(a) must be reduced by the amount unpaid on that share at the date of the distribution; and

  (d)
  if the effect of the reduction under article 12.1(c) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the Company.

12.2  Dividing property

  (a)
  If the Company is wound up, the liquidator may, with the sanction of a special resolution:

  (1)
  divide among the members the whole or any part of the Company's property; and

  (2)
  decide how the division is to be carried out as between the members or different classes of members.

AMCO-577

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  A division under article 12.2(a) need not accord with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

  (c)
  If any of the property to be divided under article 12.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may, within ten (10) days after the passing of the special resolution referred to in article 12.2(a), by written notice direct the liquidator to sell the person's proportion of the securities and account for the net proceeds. The liquidator must, if practicable, act accordingly.

  (d)
  Nothing in this article 12.2 takes away from or affects any right to exercise any statutory or other power which would have existed if this article were omitted.

  (e)
  Article 4.3 applies, so far as it can and with any necessary changes, to a division by a liquidator under article 12.2(a) as if references in article 4.3 to:

  (1)
  the Board were references to the liquidator; and

  (2)
  a distribution or capitalisation were references to the division under article 12.2(a).

13  Inspection of and access to records

  (a)
  A person who is not a director does not have the right to inspect any of the Board papers, books, records or documents of the Company, except as provided by law, or these articles, or as authorised by the Board.

  (b)
  The Company may enter into contracts with its directors or former directors agreeing to provide continuing access for a specified period after the director ceases to be a director to Board papers, books, records and documents of the Company which relate to the period during which the director or former director was a director on such terms and conditions as the Board thinks fit and which are not inconsistent with this article 13.

  (c)
  The Company may procure that its subsidiaries provide similar access to Board papers, books, records or documents as that set out in articles 13(a) and 13(b).

  (d)
  This article 13 does not limit any right the directors or former directors otherwise have.

14  Seals

14.1  Manner of execution

        Without limiting the ways in which the Company can execute documents under the Companies Law and subject to these articles, the Company may execute a document if the document is signed by:

  (a)
  two (2) directors; or

  (b)
  a director and a secretary; or

  (c)
  any other person authorised by the Board for that purpose (which authorisation may be granted retrospectively).

14.2  Common seal

        The Company may have a common seal. If the Company has a common seal, articles 14.3 to 14.7 apply.

14.3  Safe custody of Seal

        The Board must provide for the safe custody of the Seal.

AMCO-578

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

14.4  Using the Seal

        Subject to article 14.7 and unless a different procedure is decided by the Board, if the Company has a common seal any document to which it is affixed must be signed by:

  (a)
  two (2) directors;

  (b)
  by a director and a secretary; or

  (c)
  any other person authorised by the Board for that purpose.

14.5  Seal register

  (a)
  The Company may keep a Seal register and, on affixing the Seal to any document (other than a certificate for securities of the Company) may enter in the register particulars of the document, including a short description of the document.

  (b)
  The register, or any details from it that the Board requires, may be produced at meetings of the Board for noting the use of the Seal since the previous meeting of the Board.

  (c)
  Failure to comply with articles 14.5(a) or 14.5(b) does not invalidate any document to which the Seal is properly affixed.

14.6  Duplicate seals and certificate seals

  (a)
  The Company may have one or more duplicate seals for use in place of its common seal outside the state or territory where its common seal is kept. Each duplicate seal must be a facsimile of the common seal of the Company with the addition on its face of the words 'duplicate seal' and the name of the place where it is to be used.

  (b)
  A document sealed with a duplicate seal, or a certificate seal as provided in article 14.7, is to be taken to have been sealed with the common seal of the Company.

14.7  Sealing and signing certificates

        Unless otherwise provided by the Board either generally or in a particular case, the Seal and the signature of any director, secretary or other person to be printed on or affixed to any certificates for securities in the Company may be printed or affixed by some mechanical or other means.

15  Notices

15.1  Notices by the Company to members

  (a)
  Without limiting any other way in which notice may be given to a member under these articles, the Companies Law, applicable securities laws and/or the Listing Rules, the Company may give a notice to a member by:

  (1)
  delivering it personally to the member;

  (2)
  sending it by prepaid post to the member's address in the register of members or any other address the member supplies to the Company for giving notices;

  (3)
  sending it by fax or other electronic means to the fax number or electronic address the member has supplied to the Company for giving notices; or

  (4)
  publishing the notice on a website and providing notification to that effect to the member by any of the other means permitted under this article 15.1.

AMCO-579

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  (b)
  The Company may give a notice to the joint holders of a share by giving the notice in the way authorised by article 15.1(a) to the joint holder named first in the register of members for the share.

  (c)
  The Company may give a notice to a person entitled to a share as a result of a Transmission Event by delivering it or sending it in the manner authorised by article 15.1(a) addressed to the name or title of the person, to:

  (1)
  the address, fax number or electronic address that person has supplied to the Company for giving notices to that person; or

  (2)
  if that person has not supplied an address, fax number or electronic address, to the address, fax number or electronic address to which the notice might have been sent if that Transmission Event had not occurred.

  (d)
  A notice given to a member under articles 15.1(a) or 15.1(b) is, even if a Transmission Event has occurred and whether or not the Company has notice of that occurrence:

  (1)
  duly given for any shares registered in that person's name, whether solely or jointly with another person; and

  (2)
  sufficiently served on any person entitled to the shares because of the Transmission Event.

  (e)
  A notice given to a person who is entitled to a share because of a Transmission Event is sufficiently served on the member in whose name the share is registered.

  (f)
  A person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member, is taken to have received every notice which, before that person's name and address is entered in the register of members for those shares, is given to the member complying with this article 15.1.

  (g)
  A signature to any notice given by the Company to a member under this article 15.1 may be printed or affixed by some mechanical, electronic or other means.

  (h)
  Where a member does not have a registered address or where the Company believes that member is not known at the member's registered address, all notices are taken to be:

  (1)
  given to the member if the notice is exhibited in the Company's registered office for a period of forty-eight (48) hours; and

  (2)
  served at the commencement of that period,

    unless and until the member informs the Company of the member's address.

15.2  Notices by the Company to directors

        The Company may give a notice to a director by:

  (a)
  delivering it personally to him or her;

  (b)
  sending it by prepaid post to his or her usual residential or business address, or any other address he or she has supplied to the Company for giving notices; or

  (c)
  sending it by fax or other electronic means to the fax number or electronic address he or she has supplied to the Company for giving notices.

AMCO-580

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

15.3  Notices by directors to the Company

        A director may give a notice to the Company by:

  (a)
  delivering it to the Company's registered office;

  (b)
  sending it by prepaid post to the Company's registered office; or

  (c)
  sending it by fax or other electronic means to the principal fax number or electronic address at the Company's registered office.

15.4  Time of service

  (a)
  A notice from the Company properly addressed and posted is taken to be served at 10.00am (local time in the place of dispatch) on the day after the date it is posted.

  (b)
  A certificate signed by a secretary or officer of the Company to the effect that a notice was duly posted under these articles is conclusive evidence of that fact.

  (c)
  Where the Company sends a notice by fax, the notice is taken as served at the time the fax is sent if the correct fax number appears on the facsimile transmission report produced by the sender's fax machine.

  (d)
  Where the Company sends a notice by electronic transmission, the notice is taken as served at the time the electronic transmission is sent.

  (e)
  Where the Company gives a notice to a member by any other means permitted by the Companies Law relating to the giving of notices and electronic means of access to them, the notice is taken as given at 10.00am (local time in the place of the Company's principal office) on the day after the date on which the member is notified that the notice is available.

  (f)
  Where a given number of days' notice or notice extending over any other period must be given, the day of service is not to be counted in the number of days or other period.

15.5  Other communications and documents

        Rules 15.1 to 15.4 (inclusive) apply, so far as they can and with any necessary changes, to serving any communication or document.

15.6  Written notices

        A reference in these articles to a written notice includes a notice given by fax or other electronic means. A signature to a written notice need not be handwritten.

16  General

16.1  Submission to jurisdiction

  (a)
  Each member submits to the non-exclusive jurisdiction of the Royal Court of Jersey and the courts which may hear appeals from that court.

  (b)
  Unless the Companies Law or any other Jersey law provides otherwise or unless the Board determines otherwise, the Royal Court of Jersey is the sole and exclusive forum for:

  (1)
  any derivative action or proceeding brought on behalf of the Company,

  (2)
  any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or its members, creditors or other constituents,

AMCO-581

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    (3)
    any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Companies Law or these articles (as either may be amended from time to time), or

    (4)
    any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

16.2  Prohibition and enforceability

  (a)
  Any provision of, or the application of any provision of, these articles which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

  (b)
  Any provision of, or the application of any provision of, these articles which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

AMCO-582

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Annex C

August 6, 2018

Board of Directors
Bemis Company, Inc.
2301 Industrial Drive
Neenah, WI 54956

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Amcor Limited ("Amcor") and its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the "Company Shares"), of Bemis Company, Inc. (the "Company") of the exchange ratio of 5.1 ordinary shares, par value £0.01 (the "New Holdco Shares"), of New Holdco to be issued in exchange for each Company Share (other than the Bemis Excluded Shares (as defined in the Agreement (as defined below)) (the "Exchange Ratio") pursuant to the Transaction Agreement, dated as of August 6, 2018 (the "Agreement"), by and among Amcor, Arctic Jersey Limited, a subsidiary of Amcor ("New Holdco"), Arctic Corp., a wholly owned subsidiary of New Holdco ("Merger Sub"), and the Company. Pursuant to the Agreement, (a) each issued and outstanding ordinary share, no par value (the "Amcor Shares"), of Amcor will be exchanged for one CHESS Depositary Instrument (a "CDI") with each CDI representing a beneficial ownership interest, but not legal title, in one New Holdco Share, or, at the election of the holder of an Amcor Share, one New Holdco Share and (b) Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of New Holdco, pursuant to which each Company Share will be converted into the right to receive 5.1 New Holdco Shares.

        Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Amcor, New Holdco and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the "Transactions"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a dealer in the Company's commercial paper program since 2010. We may also in the future provide financial advisory and/or underwriting services to the Company, Amcor, New Holdco and their respective affiliates for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2017; Annual Reports of Amcor for the five fiscal years ended June 30, 2017; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain Half Year Reports of Amcor; certain other communications from the Company to its stockholders; certain other communications from Amcor to its shareholders; certain publicly available research analyst reports for the Company and Amcor; certain internal financial analyses and forecasts for the Company

AMCO-583

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

prepared by its management, as approved for our use by the Company (the "Company Forecasts"); certain internal financial analyses and forecasts for Amcor prepared by its management, as adjusted by the Company's management and approved for our use by the Company (the "Adjusted Amcor Forecasts"); certain financial analyses and forecasts for New Holdco pro forma for the Transactions prepared by the management of the Company, as approved for our use by the Company (the "Pro Forma Forecasts"); and certain operating synergies projected to result from the Transactions, as jointly prepared by the managements of Amcor and the Company and approved for our use by the Company (the "Synergies"). We have also held discussions with members of the senior managements of the Company and Amcor regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of Amcor and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Company Shares and Amcor Shares; compared certain financial and stock market information for the Company and Amcor with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the packaging industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Company Forecasts, the Adjusted Amcor Forecasts, the Pro Forma Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Amcor, New Holdco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company, Amcor or New Holdco or on the expected benefits of the Transactions in any way meaningful to our analysis. We have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Amcor and its affiliates) of Company Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which New Holdco Shares will trade at any time or as to the impact of the Transactions on the solvency or viability of the Company, Amcor or New Holdco or the ability of the Company, Amcor or New Holdco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and

AMCO-584

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such Transactions. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Amcor and its affiliates) of Company Shares.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

AMCO-585

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Annex D

The General and Business Corporation Law of Missouri

351.455. Shareholder entitled to appraisal and payment of fair value, when—remedy exclusive, when.—

        1.     Any shareholder shall be deemed a dissenting shareholder and entitled to appraisal under this section if such shareholder:

  (1)
  Owns stock of a corporation which is a party to a merger or consolidation as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote;

  (2)
  Files with the corporation before or at such meeting a written objection to such plan of merger or consolidation;

  (3)
  Does not vote in favor thereof if the shareholder owns voting stock as of such record date; and

  (4)
  Makes written demand on the surviving or new corporation within twenty days after the merger or consolidation is effected for payment of the fair value of such shareholder's shares as of the day before the date on which the vote was taken approving the merger or consolidation.

        2.     The surviving or new corporation shall pay to each such dissenting shareholder, upon surrender of his or her certificate or certificates representing said shares in the case of certificated shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder who:

  (1)
  Fails to file a written objection prior to or at such meeting;

  (2)
  Fails to make demand within the twenty-day period; or

  (3)
  In the case of a shareholder owning voting stock as of such record date, votes in favor of the merger or consolidation;

shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof and shall not be deemed to be a dissenting shareholder.

        3.     Notwithstanding the provisions of subsection 1 of section 351.230, notice under the provisions of subsection 1 of section 351.230 stating the purpose for which the meeting is called shall be given to each shareholder owning stock as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, whether or not such shareholder is entitled to vote.

        4.     If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his or her certificate or certificates representing said shares in the case of certificated shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

        5.     If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such

D-1

AMCO-586

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares in the case of certificated shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

        6.     The right of a dissenting shareholder to be paid the fair value of such shareholder's shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

        7.     When the remedy provided for in this section is available with respect to a transaction, such remedy shall be the exclusive remedy of the shareholder as to that transaction, except in the case of fraud or lack of authorization for the transaction.

D-2

AMCO-587

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Except as hereinafter set forth, there is no charter provision, bylaw, contract, arrangement or statute under which any director or officer of New Amcor is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

        Pursuant to Section 11.2 of the Articles of Association of the Registrant, the Registrant must indemnify each director and officer on a full indemnity basis and to the full extent permitted by law.

        The Registrant's Articles of Association provide in relevant part: "The Company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (Liabilities) incurred by the Officer as a present or former director or officer of the Company or of a related body corporate." As used in the foregoing sentence, the term "Officer" includes each person who is or has been a director or executive officer of the Company and such other officers or former officers of the Registrant or of its related bodies corporate as the Registrant's board of directors in each case determines.

        The relevant provision of the Companies (Jersey) Law 1991 is Article 77, which provides:

        "(1) Subject to paragraphs (2) and (3), any provision, whether contained in the articles of, or in a contract with, a company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company shall be void.

        (2)   Paragraph (1) does not apply to a provision for exempting a person from or indemnifying the person against—

          a.     any liabilities incurred in defending any proceedings (whether civil or criminal)—

              (i)  in which judgment is given in the person's favour or the person is acquitted,

             (ii)  which are discontinued otherwise than for some benefit conferred by the person or on the person's behalf or some detriment suffered by the person, or

            (iii)  which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person's resistance to the proceedings;

          b.     any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company;

          c.     any liability incurred in connection with an application made under Article 212 in which relief is granted to the person by the court; or

          d.     any liability against which the company normally maintains insurance for persons other than directors.

        (3)   Nothing in this Article shall deprive a person of any exemption or indemnity to which the person was lawfully entitled in respect of anything done or omitted by the person before the coming into force of this Article.

        (4)   This Article does not prevent a company from purchasing and maintaining for any such officer insurance against any such liability."

AMCO-588

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

        The Registrant maintains an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission whilst acting in their capacities as directors or officers of the Registrant or its affiliated companies.

        The Registrant has entered into separate indemnity agreements with each of its current directors to indemnify the director as specified in the applicable indemnity agreement, which may provide for indemnification up to the full extent permitted by the Jersey Companies Law, and will enter into a separate indemnity agreement with any new director.

Item 21.    Exhibits and Financial Statement Schedules

(a)
The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Description
2.1	Transaction Agreement, dated as of August 6, 2018, by and among Amcor Limited, Amcor plc (f/k/a Arctic Jersey Limited), Arctic Corp. and Bemis Company, Inc. (included as Annex A to the proxy statement/prospectus)*
3.1	Memorandum of Association of Amcor plc*
3.2	Articles of Association of Amcor plc*
3.3	Form of Articles of Association of Amcor plc to be adopted upon closing of the transaction (included as Annex B to the proxy statement/prospectus)*
4.1
Note and Guarantee Agreement, dated as of December 15, 2009, among Amcor Finance (USA), Inc., Amcor Limited and the other parties thereto, relating to the 5.69% Series B Guaranteed Senior Notes due 2018 and 5.95% Series C Guaranteed Senior Notes due 2021*
4.2
Note and Guarantee Agreement, dated as of September 1, 2010, among Amcor Limited, Amcor Finance (USA), Inc. and the other parties thereto, relating to the 5.00% Series B Guaranteed Senior Notes due 2020*
4.3	Trust Deed, dated as of February 28, 2011, among Amcor Limited, Amcor Finance (USA), Inc., Amcor UK Finance Limited and DB Trustees (Hong Kong) Limited*
4.4	Final Terms, dated as of March 11, 2011, among Amcor Limited, Amcor Finance (USA), Inc. and Amcor UK Finance Limited, relating to the 4.625% Notes due 2019*
4.5	First Supplemental Trust Deed, dated October 26, 2012, among Amcor Limited, Amcor Finance (USA), Inc., Amcor UK Finance Limited and DB Trustees (Hong Kong) Limited*
4.6	Final Terms, dated as of March 20, 2013, among Amcor Limited, Amcor Finance (USA), Inc. and Amcor UK Finance Limited, relating to the 2.750% Notes due 2023*
4.7	Indenture, dated as of April 28, 2016, among Amcor Finance (USA), Inc., Amcor Limited, Amcor UK Finance PLC and Deutsche Bank Trust Company Americas*
4.8	Form of 3.625% Notes due 2026*
4.9	Form of 4.500% Notes due 2028*
4.10	Form of Indenture, dated as of June 15, 1995, between Bemis Company, Inc. and U.S. Bank Trust National Association (formerly known as First Trust National Association), as Trustee*
4.11	Form of 6.80% Notes due 2019*
4.12	Form of 4.500% Notes due 2021*

AMCO-589

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description
4.13	Form of 3.100% Notes due 2026*
5.1	Opinion of Ogier as to the validity of the ordinary shares to be issued by Amcor plc*
8.1	Opinion of Kirkland & Ellis LLP as to certain tax matters**
10.1
Fourth Deed of Amendment and Restatement of Syndicated Facility Agreement, dated as of March 2, 2018, by and among Amcor Limited, the subsidiaries of Amcor Limited listed therein as Borrowers and as Guarantors, Commonwealth Bank of Australia, J.P. Morgan Australia Limited, National Australia Bank Limited and Westpac Banking Corporation and the entities listed therein as Lenders and Affiliates of Lenders*
10.2	Form of Amcor plc 2019 Omnibus Incentive Share Plan**
10.3	Employment Agreement between Amcor Limited and Ronald Delia, dated January 21, 2015*
10.4	Employment Agreement between Amcor Limited and Michael Casamento, dated September 23, 2015*
10.5	Employment Agreement between Amcor Limited and Ian Wilson, dated May 22, 2014*
10.6	Employment Agreement between Amcor Limited and Peter Konieczny, dated September 17, 2009*
10.7	Employment Agreement between Amcor Limited and Eric Roegner, dated August 28, 2018*
10.8	Form of Deed of Appointment**
23.1	Consent of PricewaterhouseCoopers as auditors for the financial statements of Amcor Limited***
23.2	Consent of PricewaterhouseCoopers LLP as auditors for the financial statement of Bemis Company, Inc.***
23.3	Consent of Ogier for opinion regarding legality of securities being registered (included in the opinion filed as Exhibit 5.1 to this Registration Statement)*
23.4	Consent of Kirkland & Ellis LLP for opinion regarding certain U.S. federal income tax matters (included in the opinion filed as Exhibit 8.1 to this Registration Statement)**
24.1	Powers of Attorney (included on the signature page of this Registration Statement)*
99.1	Form of Proxy Card of Bemis Company, Inc.*
99.2	Fairness Opinion of Goldman, Sachs & Co. (included as Annex C to the proxy statement/prospectus)*
99.3	Consent of Goldman, Sachs & Co.***
99.4	Consent of Prospective Director Graeme Liebelt**
99.5	Consent of Prospective Director Dr. Armin Meyer**
99.6	Consent of Prospective Director Ronald Delia**
99.7	Consent of Prospective Director Paul Brasher**
99.8	Consent of Prospective Director Eva Cheng**
99.9	Consent of Prospective Director Karen Guerra**
99.10	Consent of Prospective Director Nicholas (Tom) Long**

AMCO-590

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description
99.11	Consent of Prospective Director Jeremy Sutcliffe**
99.12	Consent of Prospective Director Arun Nayar**
99.13	Consent of Prospective Director David T. Szczupak**
99.14	Consent of Prospective Director Philip G. Weaver**

*
Previously submitted.

**
Submitted herewith.

***
To be filed by amendment.

Item 22.    Undertakings

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

•
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any

AMCO-591

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

    statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (5)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  •
  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  •
  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  •
  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  •
  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)
The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against

AMCO-592

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

  such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

AMCO-593

Confidential Treatment Requested by AMCOR PLC
Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [    •    ], on [    •    ], 2019.

By:
Name:
Title:

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints [    •    ] and [    •    ], and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Principal Executive Officer of Amcor plc	[•], 2019
	Principal Financial Officer and Principal Accounting Officer of Amcor plc	[•], 2019
	Director of Amcor plc	[•], 2019
	Director of Amcor plc	[•], 2019
	Authorized Representative in the United States	[•], 2019

AMCO-594